
10016015

12-31-09
AR/S


GRUPPO
CAMPARI

Davide Campari Milano SPA

Bilancio consolidato e Bilancio di esercizio al 31 dicembre 2009


SEC Mail
Received
JUL 2 2010

Davide Campari-Milano S.p.A.
BILANCIO CONSOLIDATO E BILANCIO DI ESERCIZIO
AL 31 DICEMBRE 2009



INDICE

Dati di sintesi

	2009 € milioni	2008 € milioni	variazione %	variazione % a cambi costanti
Vendite nette	**1.008,4**	**942,3**	**7,0**	**6,3**
Margine di contribuzione	401,2	341,2	17,6	16,1
EBITDA prima di oneri e proventi non ricorrenti	265,1	218,3	21,4	19,7
EBITDA	261,0	214,7	21,6	19,8
Risultato della gestione corrente	239,7	199,0	20,4	18,5
Risultato operativo	**235,6**	**195,4**	**20,6**	**18,6**
ROS % (risultato operativo / vendite nette)	**23,4%**	**20,7%**		
Utile prima delle imposte	198,3	172,4	15,0	13,0
Utile netto del Gruppo e di terzi	137,5	126,7	8,5	6,8
Utile netto del Gruppo	**137,1**	**126,5**	**8,3**	**6,6**
Utile base per azione (€)	0,48	0,44		
Utile diluito per azione (€)	0,47	0,44		
Numero medio dei dipendenti	2.176	1.646		
Free cash flow	184,3	123,0		
Acquisizioni di società o marchi	441,1	86,6		
Indebitamento netto	630,8	326,2		
Patrimonio netto del Gruppo e di terzi	1.046,0	955,0		
Attivo immobilizzato	1.519,8	1.137,5		
ROI % (risultato operativo / attivo immobilizzato)	**15,5%**	**17,2%**		

ORGANI SOCIALI

CONSIGLIO DI AMMINISTRAZIONE (1)

Luca Garavoglia
Presidente

Robert Kunze-Concewitz
Amministratore Delegato e Chief Executive Officer

Paolo Marchesini
Amministratore Delegato e Chief Financial Officer

Stefano Saccardi
Amministratore Delegato e General Counsel and Business Development Officer

Eugenio Barcellona
Amministratore e membro del Comitato Remunerazione e Nomine

Enrico Corradi
Amministratore, membro del Comitato Remunerazione e Nomine e membro del Comitato Audit

Cesare Ferrero
Amministratore e membro del Comitato Audit

Marco P. Perelli-Cippo
Amministratore e membro del Comitato Audit

Renato Ruggiero
Amministratore e membro del Comitato Remunerazione e Nomine

COLLEGIO SINDACALE (2)

Antonio Ortolani
Presidente

Alberto Lazzarini
Sindaco Effettivo

Giuseppe Pajardi
Sindaco Effettivo

Alberto Giarrizzo Garofalo
Sindaco Supplente

GianPaolo Porcu
Sindaco Supplente

Paolo Proserpio
Sindaco Supplente

SOCIETÀ DI REVISIONE (3)

Reconta Ernst & Young S.p.A.

(1) Il Consiglio di Amministrazione, di nove membri, è stato nominato il 24 aprile 2007 dall'Assemblea degli azionisti e resterà in carica per il triennio 2007-2009; Luca Garavoglia è stato nominato Presidente con i poteri di legge e statutariamente previsti.
L'Assemblea degli azionisti del 29 aprile 2008 ha ratificato la nomina ad Amministratore di Robert Kunze-Concewitz del 8 maggio 2007.
Con delibera in pari data, il Consiglio di Amministrazione ha conferito agli Amministratori Delegati Paolo Marchesini e Stefano Saccardi i seguenti poteri, per una durata triennale e fino all'approvazione del bilancio dell'esercizio 2009:
- con firma singola: poteri di ordinaria rappresentanza e gestione, entro limiti di valore o temporali determinati per ciascuna categoria di atti;
- con firma abbinata a due: poteri di rappresentanza e gestione per determinate categorie di atti, entro limiti di valore o temporali considerati eccedenti l'attività ordinaria.

Il Consiglio di Amministrazione del 14 maggio 2008 ha confermato Robert Kunze-Concewitz nella carica di Amministratore Delegato, con poteri e deleghe pari a quelli attribuiti il 23 luglio 2007 e analoghi a quelli conferiti a Paolo Marchesini e Stefano Saccardi.

(2) Il Collegio Sindacale è stato nominato dall'Assemblea degli Azionisti del 24 aprile 2007 e resterà in carica sino all'approvazione del bilancio dell'esercizio 2009.

(3) L'incarico è stato conferito dall'Assemblea degli Azionisti del 24 aprile 2007 che ha riconfermato la società per la revisione dei bilanci degli esercizi 2007, 2008 e 2009.

COMMENTI DEGLI AMMINISTRATORI

EVENTI SIGNIFICATIVI DELL'ESERCIZIO

Acquisizione di Odessa

Il 13 marzo 2009 il Gruppo Campari ha perfezionato l'acquisto del 99,25% del capitale della società ucraina CJSC 'Odessa Plant of Sparkling Wines'; azionisti terzi, non facenti capo ai venditori, detengono lo 0,75% del capitale di detta società.

Il prezzo, pagato in contanti, è stato pari a US$ 18,1 milioni (corrispondenti a € 14,3 milioni al tasso di cambio del giorno del *closing*); il valore totale dell'investimento, inclusi gli oneri accessori e la posizione finanziaria netta acquisita, è stato pari a € 14,8 milioni.

Inserimento del titolo Campari nell'indice FTSE MIB

Il titolo Campari è entrato a far parte del paniere FTSE MIB (l'indice che ha sostituito il S&P/MIB dal 1 giugno 2009) con effetto dalla chiusura del mercato del 20 marzo 2009, iniziando a scambiare, come componente dell'indice, a partire dal 23 marzo 2009.

L'indice FTSE MIB misura la *performance* di 40 società quotate italiane selezionate tra i titoli scambiati sul mercato di Borsa Italiana.

L'inserimento del titolo Campari nell'indice è frutto della revisione da parte dell'*index provider* dei componenti del paniere, effettuata sulla base di criteri di rappresentatività settoriale, capitalizzazione del flottante e volumi scambiati.

Acquisto del 50% di M.C.S.

Il 10 aprile 2009 il Gruppo Campari ha formalizzato l'acquisto, dal gruppo Marnier Lapostolle, del 50% di M.C.S. S.c.a.r.l., una *joint-venture* operante in Belgio e Lussemburgo che, nell'esercizio 2008, aveva realizzato vendite nette per € 15,9 milioni.

Di conseguenza, la società, ora controllata al 100%, è stata consolidata a decorrere dalla data di acquisto con il metodo integrale.

Assemblea ordinaria degli azionisti della Capogruppo

Il 30 aprile 2009 l'Assemblea ordinaria degli azionisti di Davide Campari-Milano S.p.A. ha approvato il bilancio relativo all'esercizio 2008 e ha deliberato la distribuzione di un dividendo di €0,11 per azione (con esclusione delle azioni proprie in portafoglio), invariato rispetto all'anno precedente.

L'Assemblea ha inoltre deliberato di autorizzare il Consiglio di Amministrazione all'acquisto e/o all'alienazione di azioni proprie, finalizzati principalmente a servire i piani di *stock option*.

Acquisizione di Wild Turkey e relativa fonte di finanziamento (Term and Revolving Loan Facility)

Il 29 maggio 2009 il Gruppo Campari ha finalizzato l'acquisizione di Wild Turkey dal gruppo Pernod Ricard, rafforzando pertanto la propria posizione tra i *leader* nel mercato dei *premium spirit* negli Stati Uniti e in alcuni importanti mercati internazionali.

Il prezzo finale pagato al venditore è stato di US$ 578,7 milioni, dopo gli aggiustamenti prezzo contrattualmente previsti prima e dopo il *closing*, rispettivamente pari a +US$ 6,4 milioni e –US$ 2,7 milioni.

Il prezzo corrisponde a un multiplo di 9,8 volte il margine di contribuzione (ovvero il margine lordo dopo le spese per pubblicità e promozioni) conseguito dal venditore nell'ultimo esercizio chiuso e a 12,0 volte l'EBITDA atteso dal Gruppo Campari, nei primi dodici mesi dopo il *closing* dell'operazione.

Il *business* acquisito include i *brand* Wild Turkey e American Honey, la distilleria Wild Turkey in Kentucky, Stati Uniti, e le scorte di liquido in invecchiamento e prodotti finiti.

Wild Turkey è un *brand* globale, con un volume totale di oltre 800.000 casse da nove litri vendute in oltre 60 mercati ed è *leader* tra i *premium* Kentucky *bourbon* a livello mondiale.

Gli Stati Uniti rappresentano il mercato più importante della marca, generando circa la metà delle vendite, mentre Australia e Giappone sono, rispettivamente, il secondo e il terzo mercato.

L'acquisizione, che al tasso di cambio del *closing* e inclusi gli oneri accessori ha un valore complessivo di €418,4 milioni, è stata inizialmente finanziata attraverso il ricorso a un prestito, *Term and Revolving Loan Facility*, di durata compresa tra 2 e 3 anni, messo a disposizione dell'acquirente da un gruppo di primarie banche (Bank of America, BNP Paribas, Calyon e Intesa Sanpaolo).

Private Placement di Senior Unsecured Notes sul mercato americano

Il 18 giugno 2009 il Gruppo Campari ha completato un collocamento privato presso investitori istituzionali nel mercato americano (*US Private Placement*) di *Senior Unsecured Notes* per US$ 250 milioni.

Bank of America Merrill Lynch (*lead bookrunner*) e Calyon Securities (USA) hanno agito in qualità di *placement agent*.

La transazione è strutturata su tre *tranche,* rispettivamente di US$ 40 milioni, US$ 100 milioni e US$ 110 milioni, con scadenze *bullet* nel 2014, 2016 e 2019 (rispettivamente, dunque, a 5, 7 e 10 anni).

La cedola fissa riconosciuta sulle tre *tranche* è rispettivamente pari al 6,83%, al 7,50% e al 7,99%.

Le *note* sono state emesse da Redfire, Inc., società con sede in Delaware (USA) interamente controllata dalla Capogruppo Davide Campari-Milano S.p.A.

La liquidità ottenuta dall'emissione è stata utilizzata per rimborsare una parte del prestito, *Term and Revolving Loan Facility*, allungandone sostanzialmente le scadenze a condizioni di tassi di interesse ritenute favorevoli.

Cessazione del contratto di distribuzione Grand Marnier in Germania

Dal 1 luglio 2009 è terminata la distribuzione di Grand Marnier in Germania.

La Société des Produits Marnier-Lapostolle S.A., proprietaria del marchio Grand Marnier, ha annunciato l'intenzione di avvalersi di un unico distributore internazionale e pertanto, alla loro naturale scadenza, tutti i contratti di distribuzione in essere con altri *partner*, tra cui il Gruppo Campari per alcuni mercati europei, non saranno rinnovati. Conseguentemente, dal 1 gennaio 2010 è terminata la distribuzione di Grand Marnier anche in Italia e successivamente la distribuzione cesserà in Svizzera (nel 2011) e in Belgio (nel 2012).

Costituzione di Campari Australia

Nel mese di agosto 2009 è stata costituita Campari Australia Pty Ltd., con sede principale a Sydney.

La costituzione è strettamente correlata all'acquisizione di Wild Turkey, *business* per cui l'Australia costituisce il secondo mercato al mondo.

La nuova struttura, operativa dall'inizio di aprile 2010, gestirà direttamente il *marketing*, le vendite e la distribuzione dei *brand* del Gruppo – che in precedenza erano affidati a distributori terzi – sul mercato australiano (la commercializzazione dei *brand* Wild Turkey inizierà però il 1 luglio 2010, allo scadere del contratto di distribuzione transitorio stipulato con il venditore al momento dell'acquisizione).

Eurobond unrated nel mercato pubblico dei capitali in Euro

All'inizio del mese di ottobre 2009, il Gruppo Campari ha completato un collocamento obbligazionario senza *rating* sul mercato pubblico dei capitali in Euro, di durata pari a 7 anni e di importo nominale pari a €350 milioni.

Banca IMI, BNP Paribas e Calyon hanno agito in qualità di *joint lead manager* e di *bookrunner* per l'offerta delle obbligazioni.

Il 14 ottobre 2009 le obbligazioni sono state ammesse sul listino ufficiale della borsa del Lussemburgo e da allora scambiano nel relativo mercato regolamentato.

La cedola annua fissa è pari al 5,38%; il prezzo di emissione è pari al 99,43% e corrisponde a un rendimento lordo dell'obbligazione del 5,48%.

Acquisto di un'ulteriore partecipazione, pari al 30 %, di Sabia S.A.

Il 5 novembre 2009 è stato perfezionato l'acquisto di una ulteriore partecipazione, pari al 30%, di Sabia S.A., che pertanto è divenuta interamente controllata dal Gruppo.

Il valore della transazione è stato pari a US$ 3,1 milioni (corrispondente a €2,1 milioni al tasso di cambio della data dell'operazione).

L'acquisizione è stata perfezionata tramite l'esercizio di opzioni *call/put*, secondo i termini stipulati a novembre 2008 al momento dell'acquisto della partecipazione di maggioranza nella società; grazie a un accordo tra le parti, la transazione è stata peraltro finalizzata in anticipo rispetto al termine originalmente previsto per il 2012.

RISULTATI ECONOMICI E FINANZIARI DEL GRUPPO

Andamento delle vendite

Evoluzione generale

Tra i non pochi motivi di soddisfazione per quanto realizzato nel corso del 2009, il Gruppo Campari può sicuramente annoverare anche il raggiungimento del simbolico ma importante traguardo del miliardo di Euro di vendite.

Le vendite nette del 2009 sono state infatti pari a € 1.008,4 milioni e, complessivamente, hanno evidenziato una crescita del 7,0% rispetto al 2008.

Tale robusta crescita è stata conseguita *in primis* grazie alla crescita esterna, attribuibile principalmente all'acquisizione di Wild Turkey, che ha avuto un impatto del 7,3%, nonché, in misura minore, alle variazioni dei tassi di cambio, che hanno avuto un impatto netto positivo rispetto all'esercizio precedente pari a 0,7%.

A perimetro di consolidamento e a tassi di cambio omogenei si rileva una lieve contrazione organica delle vendite, –1,0%, che può comunque essere valutata positivamente, alla luce del difficile contesto in cui il Gruppo ha operato nel corso del 2009 e, soprattutto, del *trend* delle vendite nella seconda parte dell'anno.

Il 2009 infatti, in seguito alla crisi finanziaria deflagrata nell'ultima parte del 2008 e al conseguente *credit crunch*, è stato fortemente caratterizzato da un fenomeno generalizzato di riduzione delle scorte presenti nei canali distributivi che, indipendentemente dalla sostanziale tenuta dei consumi finali di *spirit* a livello globale, ha avuto un forte impatto negativo sulle vendite di tutti i *player* del settore; tale fenomeno si è manifestato con maggiore intensità negli Stati Uniti, in Brasile e nei mercati dell'est Europa mentre è stato più contenuto in Italia, Germania e nell'Europa centrale.

Anche in conseguenza del relativo attenuarsi del fenomeno di riduzione del livello di scorte nei canali distributivi, le vendite del Gruppo Campari, hanno evidenziato nel secondo semestre dell'anno una positiva inversione di tendenza, passando da una flessione organica del 3,0% registrata nel primo semestre a una crescita organica, seppure contenuta, di 0,7% nel secondo semestre.

La tabella seguente espone un dettaglio della variazione delle vendite, in valore e in percentuale, intercorsa tra il 2008 e il 2009.

	€ milioni	in % sul 2008
– vendite nette 2009	1.008,4	
– vendite nette 2008	942,3	
Variazione totale	**66,1**	**7,0%**
di cui:		
variazione organica	–9,4	–1,0%
variazioni di perimetro	68,9	7,3%
variazioni di cambio	6,6	0,7%
Variazione totale	**66,1**	**7,0%**

La variazione organica complessiva del –1,0% è principalmente il risultato di andamenti di vendita sensibilmente diversi nei vari Paesi che, come conseguenza, hanno determinato *performance* più o meno buone per i principali *brand* in ciascun mercato.

Per esemplificare, in seguito al sopracitato fenomeno di riduzione delle scorte dei distributori, le vendite del Gruppo in Brasile e nei mercati dell'est Europa hanno avuto un significativo rallentamento, con conseguente impatto diretto sulla *performance* globale di *brand* come Campari e Cinzano *vermouth*.

Per quanto concerne gli altri *brand* principali, l'andamento dell'anno è stato straordinariamente positivo per Aperol, grazie alla solida crescita a doppia cifra dell'Italia e all'ottima *performance* conseguita in Germania e Austria, e buono per SKYY Vodka, Campari Soda e gli spumanti Cinzano, mentre Crodino ha evidenziato una sostanziale stabilità delle vendite.

La crescita esterna del 2009 è stata pari a €68,9 milioni e ha avuto un'incidenza del 7,3% rispetto alle vendite del 2008.

L'impatto più significativo, pari al 5,4%, è relativo all'acquisizione di Wild Turkey, che ha inciso per €51,1 milioni, relativi a sette mesi di vendite (il *closing* dell'operazione è avvenuto il 29 maggio 2009).

Gli altri *brand* del Gruppo che hanno contribuito alla crescita esterna del periodo, sono stati Espolon in Messico e, limitatamente a nove mesi, gli spumanti Odessa in Ucraina; la distribuzione di *brand* di terzi ha portato una variazione netta positiva, sul perimetro delle vendite, pari a €11,5 milioni, principalmente grazie ai nuovi accordi distributivi in Germania (Licor 43) e in Brasile (Cointreau).

Vendite del 2009: dettaglio dell'effetto perimetro	€ milioni
Wild Turkey *business*	51,1
Odessa	4,6
Espolon	1,7
Subtotale *brand* del Gruppo	**57,4**
Cessata distribuzione Grant's e Glenfiddich in Italia	–2,2
Avviata distribuzione di Licor 43 in Germania, Cointreau in Brasile e altri *brand* di terzi distribuiti in Argentina e Belgio	13,7
Subtotale *brand* di terzi	**11,5**
Totale variazione di perimetro	**68,9**

I tassi di cambio hanno avuto sulle vendite del 2009 un impatto positivo complessivo del 0,7%, determinato principalmente dal rafforzamento del Dollaro USA nei confronti dell'Euro: il valore medio del cambio Euro-Dollaro USA nel periodo è stato infatti pari a 1,393, con una rivalutazione della valuta statunitense del 5,6%, rispetto al dato medio del 2008 (1,471).

Di segno opposto è stata invece l'evoluzione dei cambi medi del Real brasiliano e della Sterlina inglese, che si sono svalutati rispetto all'Euro, rispettivamente, del 3,5% e del 10,6%.

Si deve considerare tuttavia che nell'ultima parte dell'anno si sono verificate significative inversioni di tendenza: al 31 dicembre 2009 la valuta statunitense risulta infatti svalutata sull'Euro del 3,4% rispetto al 31 dicembre 2008 (contrariamente al cambio medio che si è rivalutato del 5,6%), mentre il Real brasiliano, a dicembre 2009 si è apprezzato del 29,2% rispetto al 31 dicembre 2008 (contrariamente al cambio medio che si è svalutato del 3,5%).

La tabella seguente evidenzia i cambi medi del 2009, per le valute più significative per il Gruppo.

Cambi	2009	2008	Variazione %
US$ x 1 € cambi medi dell'anno	1,393	1,471	5,6%
US$ x 1 € cambi al 31 dicembre	1,441	1,392	-3,4%
BRL x 1 € cambi medi dell'anno	2,771	2,675	-3,5%
BRL x 1 € cambi al 31 dicembre	2,511	3,244	29,2%
CHF x 1 € cambi medi dell'anno	1,510	1,587	5,1%
CHF x 1 € cambi al 31 dicembre	1,484	1,485	0,1%
CNY x 1 € cambi medi dell'anno	9,517	10,225	7,4%
CNY x 1 € cambi al 31 dicembre	9,835	9,496	-3,5%
GBP x 1 € cambi medi dell'anno	0,891	0,797	-10,6%
GBP x 1 € cambi al 31 dicembre	0,888	0,953	7,3%
ARS x 1 € cambi medi dell'anno	5,202	4,641	-10,8%
ARS x 1 € cambi al 31 dicembre	5,462	4,804	-12,0%

Vendite per area geografica

L'acquisizione di Wild Turkey, *business* fortemente concentrato negli Stati Uniti e nell'area Asia-Pacifico, ha consentito al Gruppo di compiere un significativo passo avanti sia in termini dimensionali che in termini di diversificazione geografica, uno degli assi portanti della strategia di sviluppo.

In conseguenza di ciò, nel 2009, per la prima volta nella storia del Gruppo, l'area Italia ha avuto un'incidenza percentuale delle vendite inferiore al 40% del totale: il 38,5% rispetto al 41,1% del 2008; per contro l'area Americhe ha portato la sua incidenza al 32,3% (31,5% nel 2008) e l'area Resto del mondo e *duty free* si è significativamente rafforzata raggiungendo il 6,3% (4,8% nel 2008).

La tabella sotto riportata mostra la scomposizione della crescita complessiva, pari a 7,0%, per le diverse aree geografiche, che evidenziano tutte, pur con intensità diversa, un andamento positivo.

	2009		2008		variazione %
	€ milioni	%	€ milioni	%	2009/2008
Italia	388,1	38,5%	387,3	41,1%	0,2%
Europa	231,6	23,0%	212,9	22,6%	8,8%
Americhe	325,3	32,3%	296,5	31,5%	9,7%
Resto del mondo e *duty free*	63,5	6,3%	45,6	4,8%	39,3%
Totale	**1.008,4**	**100,0%**	**942,3**	**100,0%**	**7,0%**

Escludendo invece gli impatti positivi delle variazioni di cambio e soprattutto della crescita esterna, a livello organico si rilevano la crescita delle aree Italia e Europa e la contrazione delle aree Americhe e Resto del mondo e *duty free*.

Analisi della variazione %	totale	variazione organica	variazione perimetro	effetto cambio
Italia	0,2%	0,8%	–0,6%	0,0%
Europa	8,8%	4,5%	4,3%	0,0%
Americhe	9,7%	–7,2%	14,9%	2,0%
Resto del mondo e *duty free*	39,3%	–1,5%	38,9%	1,9%
Totale	**7,0%**	**–1,0%**	**7,3%**	**0,7%**

In particolare, l'area **Italia** nel 2009 ha registrato una sostanziale stabilità rispetto all'anno precedente, con una crescita complessiva delle vendite del 0,2%; a perimetro omogeneo (ovvero al netto della variazione negativa relativa alla cessata distribuzione di Glenfiddich e Grant's) il risultato è leggermente migliore (+0,8%).

Alla luce del difficile contesto economico italiano, il raggiungimento di una seppure modesta crescita organica delle vendite può essere considerata una *performance* più che soddisfacente.

La progressiva diffusione su tutto il territorio nazionale del fenomeno dell'aperitivo lungo, precedentemente concentrato al nord-est del Paese, rappresenta un'interessante opportunità di crescita per il Gruppo nel breve e medio periodo.

Oltre ad Aperol, ancora una volta in crescita a doppia cifra, il 2009 ha visto un incremento delle vendite per i due *core brand* Campari e Campari Soda.

Nell'area **Europa**, la crescita complessiva è stata del 8,8% e risulta determinata in egual misura dalla componente organica (4,5%) e da quella esterna (4,3%), attribuibile prevalentemente alle vendite degli spumanti Odessa in Ucraina e del *brand* di terzi Licor 43 in Germania.

Per quanto concerne la crescita organica delle vendite, la variazione netta positiva è stata determinata da due tendenze contrapposte, di seguito illustrate.

In positivo, si evidenzia l'ottima *performance* di alcuni mercati dell'Europa occidentale, quali Germania e Austria, in cui lo sviluppo delle vendite di Aperol fa registrare tassi di crescita ampiamente superiori alle attese.

In negativo, si evidenzia il ritardo delle vendite in Russia e in tutta l'area dell'est Europa, dove il violento *credit crunch*, correlato alla crisi finanziaria globale, ha determinato un brusco rallentamento degli ordini da parte dei distributori locali, con conseguente drastica riduzione del livello degli *stock*.

Quest'ultima circostanza negativa, congiunturale più che strutturale, è destinata ad attenuarsi nel tempo; peraltro, già nel mese di dicembre 2009, si evidenziano segnali di ripresa.

Nell'area **Americhe** le vendite sono incrementate complessivamente del 9,7%, grazie a una forte componente di crescita esterna (+14,9%) e all'impatto positivo dei cambi (+2,0%); al netto di questi effetti, si è rilevata invece una variazione organica negativa del 7,2%.

Nelle due tabelle sottostanti viene presentato un ulteriore dettaglio di quest'area, che consente di analizzare l'andamento delle vendite nei due mercati principali, Stati Uniti e Brasile.

	2009		2008		variazione %
	€ milioni	%	€ milioni	%	2009/2008
USA	227,7	70,0%	203,2	68,5%	12,1%
Brasile	65,3	20,1%	76,6	25,8%	-14,7%
Altri paesi	32,2	9,9%	16,7	5,6%	92,7%
Totale	**325,3**	**100,0%**	**296,5**	**100,0%**	**9,7%**

Analisi della variazione %	totale	variazione organica	variazione perimetro	effetto cambio
USA	12,1%	–9,6%	16,8%	4,9%
Brasile	–14,7%	–13,6%	1,8%	–2,9%
Altri paesi	92,7%	51,7%	51,8%	–10,8%
Totale	**9,7%**	**–7,2%**	**14,9%**	**2,0%**

Negli **Stati Uniti** le vendite nel 2009 sono cresciute del 12,1%, grazie al consistente contributo dell'acquisizione di Wild Turkey, che in sette mesi ha generato una crescita esterna del 16,8%, e alla rivalutazione del Dollaro USA, che ha avuto un impatto positivo del +4,9%; in termini organici, il risultato delle vendite sul mercato statunitense è stato pertanto negativo e pari a –9,6%.

La causa di questa contrazione è quasi interamente riconducibile alla riduzione degli *stock* dei distributori, mentre complessivamente il consumo di *spirit* negli USA si è mantenuto stabile sui livelli dell'anno precedente. Tale tendenza al destoccaggio ha penalizzato sia il portafoglio dei *brand* di terzi distribuiti dal Gruppo sia *brand* del Gruppo come Cabo Wabo e X-Rated Fusion Liqueur.

Le sole eccezioni positive sono relative a SKYY vodka che, nonostante la forte riduzione degli *stock* da parte dei distributori, ha beneficiato di una buona crescita dei consumi finali del prodotto *core* e del grande successo conseguito sul fronte dell'innovazione di prodotto (SKYY Infusions): le vendite ai distributori sono state pertanto sostanzialmente stabili rispetto all'anno precedente.

In **Brasile** il risultato totale delle vendite del 2009 è stato negativo, –14,7%, in quanto alla consistente flessione rilevata a livello organico (–13,6%) si deve aggiungere l'impatto sfavorevole della svalutazione del Real brasiliano (–2,9%), in parte compensata dalla modesta variazione positiva di perimetro (+1,8%), correlata all'avvio della produzione e distribuzione di Cointreau.

Nel 2009 in Brasile si rileva una forte discrepanza tra il *trend* dei consumi finali dei *brand* del Gruppo e la più marcata e generalizzata contrazione delle vendite; ciò a causa di alcuni fattori specifici concomitanti.

Innanzitutto il risultato del 2009 è fortemente penalizzato dal confronto col 2008, in cui le vendite erano state eccezionalmente elevate nell'ultima parte dell'anno, in quanto condizionate dal preannunciato incremento delle accise (IPI) previsto per il 1 ottobre 2008 (poi di fatto avvenuto il 1 gennaio 2009); con conseguente drastica riduzione degli ordini nella prima parte dell'anno.

In secondo luogo, la stretta creditizia che ha colpito tutte le economie mondiali è risultata particolarmente violenta in Brasile, impattando significativamente le politiche di approvvigionamento dei grossisti attivi nel canale tradizionale, che rappresenta la parte prevalente del mercato.

In terzo luogo il cambiamento della politica commerciale attuato dal Gruppo a inizio anno, volto a ridurre la dipendenza da singoli clienti e ad aumentare la numerica dei clienti trattati, ha comportato un'ulteriore compressione del livello di scorte nel canale distributivo, per via dell'avvenuta disintermediazione di clienti che rappresentavano una quota importante dell'attività.

L'andamento delle vendite nella seconda parte dell'anno evidenzia un positivo attenuarsi di questa tendenza e l'ultimo trimestre 2009 risulta in linea con l'anno precedente.

Gli **altri paesi dell'area Americhe**, le cui vendite sono poco più del 3% del totale del Gruppo, hanno chiuso il 2009 con una crescita del 92,7%, beneficiando anche della maggiore presenza diretta del Gruppo in due importanti mercati quali l'Argentina e il Messico grazie alle acquisizioni di Sabia S.A. e Destiladora San Nicolas, S.A. de C.V.

La variazione complessiva delle vendite è stata determinata da un +51,8% derivante dalla componente esterna (Espolon in Messico e i nuovi *brand* di terzi distribuiti in Argentina) e da un +51,7% di crescita organica.

Il non trascurabile impatto negativo dei cambi è riconducibile alla svalutazione sia del Peso messicano che del Peso argentino.

L'area **Resto del Mondo e *duty free***, pur rappresentando solo il 6,3% delle vendite complessive del Gruppo, è quella che nel 2009 si è sviluppata maggiormente, con una crescita complessiva del 39,3%, determinata quasi interamente dalle vendite di Wild Turkey in Australia, Giappone e nel canale *duty free*.

Con riferimento all'acquisizione di Wild Turkey, si deve ricordare che Australia e Giappone sono rispettivamente il secondo e il terzo mercato per questo *business* e che insieme realizzano più del 40% delle vendite.

Vendite per area di business

La crescita totale delle vendite del 7,0% realizzata dal Gruppo nel 2009 è stata interamente determinata dal buon risultato conseguito dagli *spirit* (+11,4%), mentre le altre aree di *business*, *ovvero wine*, *soft drink* e il segmento altre vendite, hanno chiuso l'anno in flessione.

Le due tabelle seguenti mostrano l'evoluzione delle vendite per ciascuna area di *business* e l'analisi della variazione totale di ciascun segmento, nelle tre componenti di crescita (o decrescita) organica, effetto perimetro ed effetto cambi.

	2009		2008		Variazione %
	€ milioni	%	€ milioni	%	2009/2008
Spirit	739,6	73,3%	663,9	70,5%	11,4%
Wine	154,9	15,4%	157,6	16,7%	–1,7%
Soft drink	100,3	9,9%	103,0	10,9%	–2,6%
Altre vendite	13,7	1,4%	17,8	1,9%	–23,1%
Totale	**1.008,4**	**100,0%**	**942,3**	**100,0%**	**7,0%**

Analisi della variazione %	totale	variazione organica	variazione perimetro	effetto cambio
Spirit	11,4%	0,9%	9,5%	1,0%
Wine	–1,7%	–5,6%	3,9%	0,0%
Soft drink	–2,6%	–2,6%	0,0%	0,0%
Altre vendite	–23,1%	–20,8%	0,0%	–2,3%
Totale	**7,0%**	**–1,0%**	**7,3%**	**0,7%**

Spirit

Nel 2009, le vendite di *spirit* sono state pari a €739,6 milioni e rappresentano il 73,3% del totale vendite del Gruppo (nel 2008 erano il 70,5%).

La recente importante acquisizione di Wild Turkey ha ulteriormente rafforzato la presenza del Gruppo nel segmento *core* degli *spirit*, a più elevata marginalità.

La crescita totale delle vendite degli *spirit* è stata infatti del 11,4% e la sola componente di crescita esterna, generata oltre che da Wild Turkey anche da Espolon e dalle nuove marche in distribuzione, è stata pari a 9,5%, mentre i cambi hanno avuto un impatto netto positivo del 1,0%.

A perimetro e tassi di cambio omogenei con il 2008, gli *spirit* hanno realizzato una crescita organica delle vendite del 0,9%, variazione di modesta entità ma comunque di incoraggiante segno positivo.

Con riferimento ai principali *brand* del Gruppo, le vendite di **Campari** del 2009 sono state in flessione del 7,3% a cambi costanti (–7,4% a cambi correnti).

Il risultato non positivo è riconducibile alla forte riduzione degli *stock* e degli ordini, che ha condizionato le vendite in Brasile, in Russia e più in generale in tutta l'Europa dell'est.

In particolare, la forte contrazione delle vendite in Brasile, primo mercato per la marca per volumi di vendita e secondo in valore, ha avuto un impatto negativo determinante sulla *performance* complessiva del *brand*.

Campari, per contro, ha realizzato una crescita delle vendite sia in Italia che in Germania, primo e terzo mercato per questo *brand*, nonché in altri importanti mercati europei, quali il Belgio e la Spagna.

Il *brand* **SKYY**, comprensivo della gamma SKYY Infusions, ha chiuso l'anno con una crescita del 1,3% a cambi costanti (+6,1% a cambi correnti, per effetto della rivalutazione del Dollaro USA).

Nel mercato statunitense, che rappresenta circa il 85% delle vendita della marca, SKYY ha subito una leggera contrazione (–0,7%) che tuttavia non trova riscontro nel *trend* delle *depletion* (le vendite dei distributori ai clienti finali), che evidenzia invece una crescita dei volumi di vendita del 6,8% ; la differenza tra i due dati è imputabile alla riduzione delle scorte dei distributori.

Le vendite al di fuori degli Stati Uniti sono state molto positive, con crescita complessiva a due cifre, determinata:

- dall'eccellente sviluppo del mercato brasiliano, dove, a fine 2008, è iniziata la produzione di SKYY Vodka per il mercato locale;
- dai nuovi mercati, tra i quali la Cina sembra evidenziare le prospettive di sviluppo più interessanti;
- dal buon risultato conseguito in mercati d'esportazione ormai consolidati da tempo quali la Germania e il Regno Unito.

Nel 2009 le vendite di **Aperol** sono incrementate del 40,3%.

È dal 2004, anno dell'acquisizione di questo *brand* da parte del Gruppo, che ininterrottamente le vendite crescono a doppia cifra.

Se il mercato italiano, che oggi rappresenta circa il 70% delle vendite, continua a sostenere ritmi di crescita di questa portata (tra il 15% e il 20%), l'eccellente *performance* della marca nel 2009 è stata determinata anche dallo straordinario sviluppo in Germania, Austria e in misura minore anche in Svizzera, mercati in cui il *brand,* supportato da un'efficace attività di *marketing,* sta raggiungendo in breve tempo volumi di vendita decisamente importanti.

Le vendite di **Campari Soda**, *brand* di cruciale importanza per il mercato italiano, hanno chiuso l'anno con una soddisfacente crescita del 2,2%.

Le vendite dei ***brand*** **brasiliani**, Old Eight, Drury's e Dreher, hanno registrato una contrazione del 14,9% in valuta locale e del 17,8% a cambi correnti, a causa della svalutazione del Real brasiliano.

Tra le varie cause, sopra commentate, che hanno avuto un impatto negativo sulla *performance* del Gruppo nel mercato brasiliano, l'aumento delle accise di inizio 2009, è stata indubbiamente quella che più ha penalizzato le vendite degli *whisky* prodotti localmente, e quindi di Old Eight e Drury's.

Questi prodotti infatti, già caratterizzati da un posizionamento di prezzo elevato in relazione al potere d'acquisto di un consumatore medio, per quanto ancora relativamente accessibili, hanno risentito in misura significativa del riposizionamento di prezzo più che proporzionale rispetto a quanto avvenuto per altri prodotti.

A tal proposito, si rammenta che in Brasile le accise vengono determinate in misura proporzionale al prezzo di vendita e non in funzione del contenuto alcolico, come tipicamente avviene in altri mercati.

Le vendite di **Glen Grant** hanno avuto una contrazione del 3,8% (sia a cambi costanti che correnti) imputabile principalmente al mercato italiano, in cui l'andamento della categoria *Scotch whisky* è in costante flessione; Glen Grant mantiene tuttavia la sua posizione di *leader* e, anzi, incrementa leggermente la propria quota di mercato.

Le vendite di **Old Smuggler** hanno evidenziato invece una robusta crescita del 22,9% a cambi costanti (+17,6% a cambi correnti, a causa del svalutazione del Peso argentino), grazie al buon risultato conseguito in Belgio e in Cina.

Il 2009 è stato positivo anche per **Ouzo 12,** in crescita del 7,0% a cambi costanti (+7,1% a cambi correnti), per effetto della solida crescita riportata – anche grazie al lancio della *line extension* 12 Gold – sul mercato tedesco, ormai largamente primo mercato per il *brand,* che compensa la flessione su quello greco, in cui l'*ouzo* è una categoria fortemente competitiva.

Le vendite di **Cynar** hanno evidenziato un incremento del 17,1% a cambi costanti (16,9% a cambi correnti), determinato da un risultato positivo nei tre principali mercati, Italia, Svizzera e Brasile.

Il risultato di Cynar in Brasile, che localmente ha un posizionamento prezzo accessibile, è stato in chiara controtendenza rispetto a quanto constatato per le vendite di tutti gli altri *brand* del Gruppo in questo mercato.

Il *trend* delle vendite di **X-Rated Fusion Liqueur**, quasi interamente concentrate nel mercato statunitense, nel 2009 ha registrato un calo del –3,1% in valuta locale (+1,9% a cambi correnti).

Nonostante il destoccaggio attuato dai distributori americani abbia penalizzato le vendite, i dati relativi alle *depletion* (le vendite dei distributori al *retail)* continuano invece a evidenziare un *trend* positivo, con crescita a doppia cifra anche nel 2009 (17,8%).

Nel corso dell'anno è iniziata, con risultati incoraggianti, la distribuzione della marca in Canada, in Italia e nel canale *duty free*.

Il 2009 è stato sicuramente un anno difficile, e comunque di transizione, per la **Cabo Wabo** *tequila*, che ha evidenziato una contrazione delle vendite del 52,1% (49,8% a cambi correnti).

Il più volte ricordato fenomeno di riduzione delle scorte da parte dei distributori statunitensi per questo *brand* è stato particolarmente intenso e in parte anche pianificato dal Gruppo in vista dell'introduzione di un nuovo *packaging*.

Oltre a ciò, nel corso dell'anno i consumi finali di Cabo Wabo hanno sofferto, sia per la forte presenza della marca nel canale *on trade*, che nel 2009 ha visto una brusca contrazione dei volumi a beneficio del canale *off trade,* che per il posizionamento particolarmente *premium* del *brand.*

Tra gli altri *brand* di *spirit* del Gruppo, nel 2009 si rileva una flessione per il mirto **Zedda Piras** (–3,1%) e per **Aperol Soda** (–1,7%) e una crescita per **Biancosarti** (+2,7%).

Relativamente ai principali ***brand* di terzi**, le vendite del 2009 hanno evidenziato:

- una crescita del 2,6% per Jägermeister, distribuito sul mercato italiano;
- un andamento in linea con l'anno precedente per Jack Daniel's, anch'esso distribuito sul mercato italiano;
- un calo del 21,5% a cambi costanti (–18,0% a cambi correnti), per gli *Scotch whisky* distribuiti negli Stati Uniti, determinato principalmente dal *trend* negativo di Cutty Sark e, in misura minore, da quello degli *whisky* di Morrison Bowmore;
- una crescita del 2,2% per i *brand* di C&C (+7,5% a cambi correnti);
- una contrazione del 25,8% per i *brand* Suntory (–22,3% a cambi correnti);
- una crescita del 20,0% per Russian Standard *vodka*, conseguita prevalentemente in Svizzera, Germania e Austria.

Wine

Nel 2009 le vendite degli *wine* sono state pari a € 154,9 milioni, in flessione del 1,7% rispetto al 2008.

Le vendite di quest'area di *business*, che nel 2009 ha rappresentato il 15,4% del totale, includono, a partire dal secondo trimestre dell'anno, gli spumanti Odessa, che, unitamente alle marche di *wine* in distribuzione da parte di Sabia S.A. in Argentina, hanno generato crescita esterna pari al 3,9%; a perimetro costante, gli *wine* evidenziano pertanto una contrazione delle vendite del –5,6%.

Tale risultato non positivo è stato fortemente influenzato dalle vendite del ***vermouth* Cinzano**, che hanno registrato una flessione del 15,5% (–15,8% a cambi correnti).

Nonostante il buon risultato conseguito in Germania e in Italia, secondo e terzo mercato per la marca, le vendite di questo *brand* hanno infatti subito un forte rallentamento a causa della drastica riduzione degli ordini dal mercato principale, la Russia, come conseguenza della pesante crisi di liquidità che ha investito tutti i paesi dell'est europeo.

Le vendite degli **spumanti Cinzano** hanno evidenziato al contrario una crescita del 2,5% (+2,8% a cambi correnti), grazie all'ottimo risultato di vendita conseguito in Germania, dove il consumo di spumanti è relativamente regolare nel corso dell'anno; ciò ha compensato la stagione negativa rilevata sul mercato italiano, dove peraltro il Gruppo ha ritenuto di ridurre l'investimento promozionale indispensabile per sostenere le vendite cruciali degli ultimi due mesi dell'anno.

Con riferimento agli altri due *brand* di spumanti del Gruppo, entrambi caratterizzati da una elevata concentrazione delle vendite in pochi mercati, si rilevano tendenze di segno opposto.

Per **Riccadonna**, le vendite del periodo sono state in crescita (+3,2% a cambi costanti, +3,1% a cambi correnti), grazie al risultato conseguito in Australia e Nuova Zelanda.

Al contrario, per **Mondoro**, le cui vendite sono prevalentemente concentrate in Russia, c'è stata una pesante contrazione delle vendite, pari a –34,8% (sia a cambi costanti che correnti); per questa marca valgono le considerazioni esposte precedentemente per tutte le vendite sul mercato russo: la flessione è determinata dal drastico rallentamento degli ordini da parte del distributore, indotto dalla crisi di liquidità in atto.

Per quanto concerne gli *still wine*, nel 2009 le vendite dei *brand* del Gruppo hanno registrato a livello complessivo una flessione, nell'ambito della quale si possono tuttavia cogliere alcuni interessanti segnali positivi.

Le vendite di **Sella & Mosca** sono diminuite del 4,4%, sostanzialmente per via della contrazione dei consumi nel canale ristorazione del mercato italiano, quello più importante per la marca; per quanto concerne le esportazioni, i buoni risultati conseguiti in molti mercati sono stati purtroppo bilanciati dal forte rallentamento degli ordini verso gli Stati Uniti, principale mercato estero.

Le vendite 2009 sono state invece in linea con lo scorso anno per i vini **Teruzzi & Puthod** (–0,1%) e in crescita, seppure su volumi più modesti, per i vini piemontesi **Cantina Serafino** (+19,5%).

Soft drink

Nel 2009 i *soft drink* hanno realizzato vendite complessive per € 100,3 milioni, in contrazione del 2,6% rispetto al corrispondente periodo del 2008, con un'incidenza del 9,9% sul totale delle vendite del Gruppo.

Crodino, le cui vendite in Italia rappresentano il 95% del totale, ha evidenziato una sostanziale stabilità, –0,1%.

Le vendite degli altri *brand* del Gruppo appartenenti al segmento *soft drink* sono state in flessione, anche in conseguenza di condizioni climatiche non favorevoli nel secondo importante trimestre dell'anno; in particolare, **Lemonsoda** e la sua gamma (Oransoda e Pelmosoda) hanno registrato una flessione complessiva del 2,8%, mentre la contrazione delle **acque minerali Crodo**, rispetto al 2008, è stata del 35,3%.

Altre vendite

Le altre vendite, ovvero il segmento complementare che include i ricavi derivanti dalla vendita a terzi di materie prime e semilavorati e dalle attività di *co-packing*, sono state pari a € 13,7 milioni, con un'incidenza sul totale vendite del Gruppo limitata a 1,4% e con una forte flessione rispetto allo scorso anno (–20,8% a cambi costanti e –23,1% a cambi correnti).

Il risultato negativo è riconducibile principalmente alle minori vendite del distillato di malto prodotto e venduto in Scozia da Glen Grant Distillery Company Ltd. e risulta accentuato dall'effetto cambio negativo su tali vendite, determinato dalla svalutazione della Sterlina inglese nei confronti dell'Euro.

Conto economico consolidato

I risultati economici conseguiti dal Gruppo nel 2009 sono estremamente positivi, in quanto riportano una solida crescita a doppia cifra del risultato operativo e un incremento dell'utile netto del 8,3%.

Il consolidamento delle vendite e dei margini relativi all'acquisizione di Wild Turkey, con effetto sui sette mesi da giugno a dicembre, ha avuto un impatto importante sui risultati dell'esercizio che, comunque, anche a parità di perimetro con lo scorso anno, sono tutti positivi e più che soddisfacenti.

Oltre a ciò, si deve considerare che la crescita dell'utile netto, pari al 8,3%, sconta comunque elevati oneri finanziari non ricorrenti, correlati alla strutturazione del finanziamento relativo all'acquisizione di Wild Turkey.

	2009		2008		variazione
	€ milioni	%	€ milioni	%	%
Vendite nette	**1.008,4**	**100,0**	**942,3**	**100,0**	**7,0**
Costo del venduto, dopo i costi di distribuzione	(435,6)	-43,2	(428,2)	-45,4	1,7
Margine lordo, dopo i costi di distribuzione	**572,8**	**56,8**	**514,1**	**54,6**	**11,4**
Pubblicità e promozioni	(171,6)	-17,0	(172,9)	-18,3	-0,7
Margine di contribuzione	**401,2**	**39,8**	**341,2**	**36,2**	**17,6**
Costi di struttura	(161,4)	-16,0	(142,2)	-15,1	13,5
Risultato della gestione corrente	**239,7**	**23,8**	**199,0**	**21,1**	**20,4**
Altri (oneri) e proventi non ricorrenti	(4,1)	-0,4	(3,6)	-0,4	-
Risultato operativo	**235,6**	**23,4**	**195,4**	**20,7**	**20,6**
Proventi (oneri) finanziari netti	(28,9)	-2,9	(18,9)	-2,0	52,9
Oneri finanziari non ricorrenti	(7,7)	-0,8	(3,3)	-0,4	-
Quota di utile (perdita) di società valutate con il metodo del patrimonio netto	(0,8)	-0,1	0,2	-	-
Oneri per *put option*	-	-	(1,0)	-0,1	-
Utile prima delle imposte e degli interessi di minoranza	**198,3**	**19,7**	**172,4**	**18,3**	**15,0**
Imposte	(60,8)	-6,0	(45,7)	-4,8	33,1
Utile netto	**137,5**	**13,6**	**126,7**	**13,5**	**8,5**
Interessi di minoranza	(0,4)	-	(0,2)	-	-
Utile netto del Gruppo	**137,1**	**13,6**	**126,5**	**13,4**	**8,3**
Totale ammortamenti	(25,4)	-2,5	(19,3)	-2,0	31,6
EBITDA prima di altri oneri e proventi non ricorrenti	265,1	26,3	218,3	23,2	21,4
EBITDA	**261,0**	**25,9**	**214,7**	**22,8**	**21,6**

Le **vendite nette** del periodo sono state pari a € 1.008,4 milioni e la crescita complessiva è stata del 7,0%; a perimetro di consolidamento e a tassi di cambio omogenei, si rileva una flessione del 1,0%, mentre la variazione di perimetro e l'effetto cambio hanno determinato un effetto positivo, rispettivamente del 7,3% e del 0,7%.

Per un più dettagliato commento su tali effetti, nonché sull'evoluzione delle vendite per area geografica e per area di *business*, si rimanda al precedente paragrafo sull'andamento delle vendite.

L'andamento del **costo del venduto** complessivamente è stato estremamente positivo, in quanto la sua incidenza percentuale sulle vendite si è ridotta di 2,2 punti, passando dal 45,4% dello scorso anno al 43,2% del 2009.

Diversi fattori hanno consentito di conseguire questo buon risultato.

Innanzitutto, per quanto concerne la gestione industriale, nel corso dell'anno sono stati conseguiti alcuni significativi recuperi di efficienza, determinati dal contenimento dei costi degli stabilimenti e dall'internalizzazione di produzioni precedentemente affidate a terzi.

Per quanto concerne le materie prime, si è rilevato un generale contenimento dei prezzi, imputabile sia ai bassi livelli di inflazione registrata, che al conseguimento di ulteriori risparmi ottenuti attraverso la centralizzazione degli acquisti di alcune merceologie.

Infine i costi di distribuzione, hanno beneficiato di incrementi medi molto contenuti, dopo i forti aumenti subiti lo scorso anno a causa dell'alto prezzo del petrolio.

Oltre a ciò, il complessivo contenimento del costo del venduto, in termini di incidenza percentuale sulle vendite, è sicuramente imputabile anche a un più favorevole *mix* delle vendite stesse; rispetto allo scorso anno; infatti, nel 2009 si rileva una crescita a doppia cifra degli *spirit*, che hanno mediamente una marginalità superiore, e una flessione degli *wine* e dei *soft drink*.

In particolare, il solo consolidamento di Wild Turkey, *business* a elevata marginalità all'interno della categoria *spirit*, determina un positivo effetto sull'incidenza del costo del venduto del Gruppo, pari a 0,8 punti percentuali.

Il **margine lordo**, pari a €572,8 milioni, cresce del 11,4% per effetto di un incremento delle vendite (+7,0%) nettamente superiore a quello del costo del venduto (1,7%); in termini di incidenza percentuale sulle vendite si ha un miglioramento del margine lordo di 2,2 punti, dal 54,6% dello scorso anno al 56,8% del 2009.

I **costi per pubblicità e promozioni**, in valore assoluto sostanzialmente stabili rispetto allo scorso anno, evidenziano un'incidenza sulle vendite pari al 17,0%, inferiore rispetto a quella del 2008, pari al 18,3%.

La diminuzione della pressione promozionale e pubblicitaria è attribuibile a una più prudente pianificazione degli investimenti, rivista e ottimizzata nel corso dell'anno alla luce dell'evoluzione della congiuntura economica sfavorevole, manifestatasi con particolare intensità in alcuni importanti mercati (est europeo *in primis,* ma anche in Brasile e negli Stati Uniti).

La riduzione della pressione pubblicitaria attuata dal Gruppo, è stata comunque di intensità inferiore a quella intervenuta nel settore, il che ha consentito, in alcuni importanti mercati, di aumentare la quota relativa dell'investimento pubblicitario (*share of voice*).

Il **margine di contribuzione** del 2009 è stato pari a €401,2 milioni, con una crescita complessiva del 17,6% rispetto al 2008, così attribuibile:

- il 7,6% alla crescita organica;
- il 8,5% alla positiva variazione di perimetro;
- il 1,4% al positivo effetto cambio.

I **costi di struttura**, che includono i costi delle organizzazioni commerciali e i costi generali e amministrativi, evidenziano una maggiore incidenza percentuale sulle vendite che, dal 15,1% del 2008, passa al 16,0% del 2009.

In valore assoluto l'incremento complessivo dei costi di struttura, pari al 13,5%, sconta un significativo effetto perimetro, pari a 6,6%, determinato dalle nuove controllate operative negli Stati Uniti, Belgio, Argentina, Messico e Ucraina, nonché i costi di *start up* (rilevati come organici) di Campari Australia Pty Ltd., che inizierà l'attività commerciale nel corso del 2010.

In misura minore (+0,7%), anche l'effetto cambio ha determinato una crescita dei costi di struttura, in quanto la rivalutazione del Dollaro USA è stata superiore alla svalutazione del Real in Brasile.

A perimetro e tassi di cambio omogenei, la crescita dei costi di struttura è stata pertanto del 6,3%, comunque superiore alle attese anche a causa di oneri non ricorrenti.

Il **risultato della gestione corrente** è stato di €239,7 milioni, in aumento del 20,4% rispetto al 2008.

Al netto degli impatti positivi delle variazioni di perimetro e di cambio, rispettivamente pari al 9,9% e al 2,0%, si riscontra pertanto una crescita organica della redditività del 8,6%.

La voce **proventi e oneri non ricorrenti** evidenzia come saldo netto del 2009 un onere di €4,1 milioni, superiore al valore del 2008, che riportava un onere netto di €3,6 milioni.

Le voci più significative che impattano sul valore del 2009 sono, tra gli oneri, svalutazioni di attivo per €5,8 milioni, oneri o accantonamenti per ristrutturazioni per €2,1 milioni e altri oneri non ricorrenti per complessivi €2,6 milioni (costituiti da accantonamenti a fondi rischi, oneri di liquidazione, penali, indennità); tra i proventi si rilevano rettifiche di *fair value* del valore dei debiti finanziari relativi a *put option* di Cabo Wabo e *earn out* di X-Rated Fusion Liqueur, per complessivi €6,4 milioni.

Un maggior dettaglio degli oneri e dei proventi rilevati in entrambi gli esercizi è riportato nella successiva nota al bilancio consolidato 18 – *Oneri e proventi non ricorrenti.*

Il **risultato operativo** del 2009 è stato di €235,6 milioni e, rispetto al 2008, evidenzia una crescita complessiva del 20,6%; isolando l'importante effetto positivo della crescita esterna e quello più contenuto delle variazioni cambio, si rileva comunque una solida crescita organica del 8,7%.

Il ROS, ovvero l'incidenza percentuale del risultato operativo sulle vendite nette, si incrementa di 2,7 punti percentuali, passando dal 20,7% dello scorso anno al 23,4% nel 2009.

Gli **ammortamenti** complessivi sono stati pari a €25,4 milioni, più elevati di €6,1 milioni rispetto al 2008, principalmente per effetto del consolidamento delle nuove società acquisite, quasi tutte coinvolte in attività produttive.

Come diretta conseguenza di ammortamenti più elevati, l'EBITDA evidenzia una crescita leggermente superiore a quella del risultato operativo.

In particolare, l'**EBITDA prima di proventi e oneri non ordinari** è stato pari a €265,1 milioni ed è in aumento del 21,4% (+9,2% la sola crescita organica) e l'**EBITDA** è stato pari a €261,0 milioni, in aumento del 21,6% e con una crescita organica del +9,3% (escludendo il 10,5% di crescita esterna e un +1,8% dei cambi).

Gli **oneri finanziari netti** del 2009 sono stati complessivamente pari a €36,6 milioni, con un significativo incremento rispetto a quelli del 2008, pari a €22,2 milioni.

Il consistente aumento fra i due periodi è in parte correlato al più elevato indebitamento medio del Gruppo e in parte determinato da oneri finanziari non ricorrenti: per meglio analizzare queste due componenti, nel conto economico gli interessi sono esposti separatamente in due voci.

Gli oneri finanziari netti, cresciuti di €10,0 milioni rispetto allo scorso anno, sono stati pari a €28,9 milioni.

L'indebitamento medio annuo del 2009, pari a €521,7 milioni è stato superiore rispetto a quello del 2008, pari a €314,6 milioni per via delle acquisizioni effettuate (in particolare Wild Turkey, perfezionata a fine maggio, per un importo di €418,4 milioni).

Il costo medio dell'indebitamento finanziario, prima degli oneri non ricorrenti, è restato tuttavia sostanzialmente invariato, pari al 5,4% nel 2009 rispetto al 5,5% del 2008.

Oltre a ciò, in relazione al finanziamento dell'acquisizione Wild Turkey, nel 2009 si rilevano €7,7 milioni di oneri finanziari non ricorrenti, relativi alla strutturazione del prestito *Term and Revolving Loan Facility*, rimborsato dal Gruppo a seguito del collocamento nel mercato americano dei *Private Placement* di *Senior Unsecured Notes,* nonché dell'*Eurobond unrated* nel mercato pubblico dei capitali in Euro.

Nel 2008, la voce oneri finanziari non ricorrenti, per un importo netto di €3,3 milioni, era relativa alla svalutazione di derivati di copertura rischio tassi, in essere con la banca d'affari Lehman Brothers, in *default* da settembre 2008.

La quota parte di **utile (perdita) delle società valutate col metodo del patrimonio netto** evidenzia un saldo negativo di €0,8 milioni, che si confronta con un saldo positivo di €0,2 del 2008.

Le entità consolidate con il metodo del patrimonio netto sono *joint-venture* commerciali che distribuiscono i prodotti del Gruppo e quelli degli altri *partner* in Olanda, da inizio 2009 in India e, solo fino al 31 marzo 2009, in Belgio (successivamente a tale data, come ricordato, la *joint-venture* operativa in Belgio è stata acquisita interamente dal Gruppo).

Nel 2008 sono stati rilevati a conto economico **oneri per *put option***, per € 1,0 milioni, relativi alla quota di utili di pertinenza delle minoranze Cabo Wabo e Sabia S.A.

Si rammenta che, alla luce dell'esistenza di opzioni *put/call* sulla quota delle minoranze, le partecipazioni in Cabo Wabo e Sabia S.A. erano iscritte in bilancio al 100%, riconoscendo pertanto anche il prezzo relativo al futuro acquisto delle quote di minoranza (pari al 20% per Cabo Wabo e al 30% per Sabia S.A.), con contestuale iscrizione del relativo debito in posizione finanziaria netta.

In conseguenza di ciò, la quota parte di utile corrisposta alle minoranze veniva riconosciuta come onere del Gruppo per *put option*, evidenziato separatamente.

Nel 2009 non si rilevano oneri per *put option* in quanto, il 30% di Sabia S.A. è stato acquistato anticipatamente dal Gruppo a novembre 2009, mentre Cabo Wabo, LLC, ovvero la società che detiene il marchio Cabo Wabo e il cui 20% è ancora detenuto da soci di minoranza, nell'esercizio non ha conseguito utili.

L'**utile prima delle imposte e degli interessi di minoranza** è stato pari a € 198,3 milioni, in crescita del 15,0% (+13,0% a cambi costanti) rispetto a quello del 2008.

Le **imposte** sul reddito, correnti e differite, sono state pari a €60,8 milioni, superiori a quelle del 2008, pari a €45,7 milioni.

Il *tax rate* medio 2009 risulta essere superiore a quello del 2008 per alcuni fattori concomitanti, di cui il più rilevante è il *mix* geografico di generazione del reddito imponibile.

L'**utile netto, prima degli interessi di minoranza**, è stato pari a € 137,5 milioni, in crescita del 8,5% rispetto al 2008 (+6,8% a cambi costanti).

La **quota di utile di competenza di terzi** è stata marginale e pari a €0,4 milioni (€0,2 milioni nel 2008).

L'**utile netto del Gruppo** del 2009 è stato di € 137,1 milioni, è in crescita del 8,3% rispetto a quello realizzato nel 2008 (+6,6% a cambi costanti) ed evidenzia un margine sulle vendite nette del 13,6%.

Redditività per area di *business*

Il nuovo principio contabile IFRS 8, entrato in vigore dal 1 gennaio 2009, prevede che le informazioni riportate nell'informativa di settore siano basate sugli elementi che il *management* utilizza per prendere le proprie decisioni operative.

La dimensione di analisi del *business* ritenuta primaria dal Gruppo Campari è quella per settori di attività, vale a dire *spirit*, *wine*, *soft drink* e il segmento complementare altre vendite: pertanto, per tali quattro aree di *business*, viene presentata una sintesi dei risultati economici.

Il livello di conto economico utilizzato dal Gruppo Campari per rappresentare la redditività delle aree di *business* è il margine di contribuzione, che rappresenta il margine generato dalle vendite al netto del costo del venduto (comprensivo di tutti i costi logistici) e dei costi per pubblicità e promozioni.

Nella tabella seguente, viene esposta una sintesi dell'apporto di ciascun segmento al margine di contribuzione totale, che nel 2009 è stato pari a €401,2 milioni, in crescita del 17,6% rispetto al 2008.

La porzione di redditività generata dagli *spirit*, nel 2008 pari al 78,1% della contribuzione del Gruppo, è ulteriormente incrementata, raggiungendo il 82,5%.

Margine di contribuzione	2009		2008		2009/2008
	€milioni	in % totale	€milioni	in % totale	variazione %
Spirit	330,9	82,5%	266,5	78,1%	24,2%
Wine	30,8	7,7%	32,8	9,6%	-6,1%
Soft drink	37,5	9,3%	38,4	11,3%	-2,5%
Altro	2,0	0,5%	3,5	1,0%	-43,4%
Totale	**401,2**	**100,0%**	**341,2**	**100,0%**	**17,6%**

Questa tendenza riflette e amplifica quanto analizzato precedentemente a livello di vendite, con la quota degli *spirit* passata dal 70,5% del 2008 al 73,3% del 2009.

Nelle tabelle successive viene presentato il conto economico sintetico di ciascun segmento, con un'analisi della crescita organica, della crescita esterna e dell'effetto cambio.

Spirit

Il conto economico sintetico degli *spirit* evidenzia in assoluto un netto miglioramento rispetto allo scorso anno: le vendite crescono del 11,4%, il margine lordo del 15,5% e il margine di contribuzione del 24,2%.

Il forte balzo della redditività (l'incremento di 24,2% corrisponde a €64,4 milioni), è stato determinato principalmente dall'acquisizione di Wild Turkey, ma anche da altri fattori, come un favorevole *mix* delle vendite, il contenimento del costo del venduto, il contenimento degli investimenti promozionali e pubblicitari e un effetto cambio positivo.

	2009		2008		2009/2008
	€milioni	Incidenza % sulle vendite	€milioni	Incidenza % sulle vendite	variazione%
Vendite nette	739,6	100,0%	663,9	100,0%	11,4%
Margine lordo, dopo i costi di distribuzione	466,0	63,0%	403,3	60,7%	15,5%
Margine di contribuzione	330,9	44,7%	266,5	40,1%	24,2%

	variazione % totale	crescita organica	variazione perimetro	effetto cambio
Vendite nette	11,4%	0,9%	9,5%	1,0%
Margine lordo, dopo i costi di distribuzione	15,5%	4,1%	9,9%	1,5%
Margine di contribuzione	24,2%	11,6%	10,8%	1,8%

Innanzitutto è opportuno analizzare la crescita del margine lordo che, complessivamente, è stata del 15,5%, superiore a quella delle vendite, pari al 11,4%.

Il *business* Wild Turkey ha avuto l'impatto più rilevante sulla crescita del margine lordo, contribuendo per un 7,7% alla crescita delle vendite e per un 9,1% alla crescita del margine lordo, evidenziando pertanto una marginalità molto elevata.

Al contrario, la restante parte della variazione di perimetro (principalmente attribuibile a Espolon e ai *brand* di terzi di cui è iniziata la distribuzione in Germania e Brasile) ha contribuito per un 1,8% alla crescita delle vendite ma solo per un 0,8% alla crescita del margine lordo.

La parte organica del *business spirit*, grazie al favorevole *mix* delle vendite e al positivo contenimento dei costi industriali, ha realizzato una crescita del margine lordo del 4,1%, a fronte di un più contenuto sviluppo delle vendite, pari al 0,9%.

Relativamente al *mix*, limitando l'analisi ai *brand* principali e più profittevoli, la straordinaria *performance* di Aperol (con vendite in crescita del 40,3%) ha ampiamente compensato, a livello di margine lordo, la flessione delle vendite di Campari, dei *brand* brasiliani e di Glen Grant.

Con riferimento ai costi industriali, oltre al generale contenimento del prezzo delle materie prime, che ha avuto un impatto positivo sull'intero conto economico del Gruppo, gli *spirit* hanno beneficiato dei recuperi di efficienza derivanti dall'internalizzazione di produzioni precedentemente affidate a terzi (X-Rated Fusion Liqueur e Aperol Soda in Italia, Cabo Wabo in Messico e Old Smuggler in Argentina).

Gli investimenti promozionali e pubblicitari in valore assoluto sono stati complessivamente di poco inferiori al 2008 (–1,3%); tuttavia, escludendo la quota di investimento relativa a Wild Turkey, sul *business* organico si rileva una contrazione dei costi del 9,5%.

La crescita del margine di contribuzione, complessivamente pari a 24,2%, è pertanto determinata da una crescita organica pari a 11,6% (superiore a quella del margine lordo, 4,1%, per via del contenimento della spesa promozionale e pubblicitaria), da una componente perimetro, pari a 10,8%, e da un effetto cambio pari a 1,8%.

Wine

Il conto economico degli *wine*, a fronte di una leggera flessione delle vendite (–1,7%) mostra una contrazione più accentuata del margine di contribuzione, sceso a € 30,8 milioni, –6,1%.

	2009		2008		2009/2008
	€ milioni	Incidenza % sulle vendite	€ milioni	Incidenza % sulle vendite	variazione%
Vendite nette	154,9	100,0%	157,6	100,0%	–1,7%
Margine lordo, dopo i costi di distribuzione	57,9	37,4%	59,6	37,8%	–2,9%
Margine di contribuzione	30,8	19,9%	32,8	20,8%	–6,1%

	variazione % totale	crescita organica	variazione perimetro	effetto cambio
Vendite nette	–1,7%	–5,6%	3,9%	0,0%
Margine lordo, dopo i costi di distribuzione	–2,9%	–4,4%	1,5%	0,1%
Margine di contribuzione	–6,1%	–6,9%	0,9%	0,0%

Anche gli *wine*, per quanto concerne la parte organica del *business*, hanno beneficiato di un contenimento dei costi industriali e di un *mix* favorevole, che si riscontra analizzando la variazione del margine lordo, pari a –4,4%, in relazione a quella delle vendite (–5,6%).

La crescita esterna, prevalentemente attribuibile agli spumanti Odessa, è stata del 3,9% per le vendite ma solo del 1,5% a livello del margine lordo, a causa della minore marginalità dei nuovi *brand* rispetto a quella media degli *wine* del Gruppo.

Complessivamente, il margine di contribuzione degli *wine* evidenzia una contrazione del 6,1%, superiore rispetto a quella del margine lordo, in quanto il livello degli investimenti promozionali e pubblicitari è stato mantenuto invariato in termini assoluti rispetto al 2008 e, di conseguenza, la loro incidenza sulle vendite nette è aumentata.

Soft drink

Il conto economico di quest'area di *business* non presenta variazioni significative rispetto al 2008: vendite nette di circa € 100 milioni e una buona redditività, sopra il 37%.

In particolare, il margine di contribuzione 2009 è stato di €37,5 milioni, con una flessione del 2,5% rispetto al 2008, che riflette l'analoga tendenza rilevata sulle vendite.

	2009		2008		2009/2008
	€ milioni	Incidenza % sulle vendite	€ milioni	Incidenza % sulle vendite	variazione%
Vendite nette	100,3	100,0%	103,0	100,0%	-2,6%
Margine lordo, dopo i costi di distribuzione	47,0	46,8%	47,6	46,2%	-1,4%
Margine di contribuzione	37,5	37,4%	38,4	37,3%	-2,5%

Crodino, che vale più dei due terzi delle vendite del segmento, determina le modeste variazioni che si rilevano nel conto economico.

Il margine lordo recepisce un lieve miglioramento rispetto alla variazione delle vendite, per il positivo effetto *mix*, dato dalla stabilità delle vendite di Crodino contrapposta alla flessione di quelle degli altri *brand*.

Il margine di contribuzione presenta invece una variazione relativamente più negativa del margine lordo, in quanto il livello degli investimenti promozionali e pubblicitari di Crodino è stato incrementato rispetto al 2008.

Altre vendite

Il margine di contribuzione di questo segmento marginale, che include la vendita a terzi di materie prime, semilavorati e prodotti finiti per conto terzi, è stato di €2,0 milioni, in calo del 43,4% rispetto al 2008.

	2009		2008		2009/2008
	€ milioni	Incidenza % sulle vendite	€ milioni	Incidenza % sulle vendite	variazione%
Vendite nette	13,7	100,0%	17,8	100,0%	-23,1%
Margine lordo, dopo i costi di distribuzione	2,0	14,5%	3,6	20,4%	-45,2%
Margine di contribuzione	2,0	14,6%	3,5	20,0%	-43,4%

	variazione % totale	crescita organica	variazione perimetro	effetto cambio
Vendite nette	-23,1%	-20,8%	-	-2,3%
Margine lordo, dopo i costi di distribuzione	-45,2%	-49,1%	-	3,9%
Margine di contribuzione	-43,4%	-47,4%	-	4,0%

A livello organico, la diminuzione del margine di contribuzione (47,4%) risulta più che proporzionale rispetto alla diminuzione delle vendite (20,8%), in quanto tale contrazione è attribuibile a minori vendite di distillato di malto GlenGrant, caratterizzate da elevata marginalità.

Rendiconto finanziario

La tabella sottostante presenta un rendiconto finanziario semplificato e riclassificato rispetto al rendiconto finanziario incluso nei prospetti di bilancio.

La riclassificazione principale consiste nel non evidenziare i flussi di cassa relativi alle variazioni di indebitamento, a breve e lungo termine, nonché alle variazioni di investimento in titoli negoziabili: in tal modo, il flusso di cassa totale generato (o assorbito) coincide con la variazione della posizione finanziaria netta.

	2009 € milioni	2008 € milioni
Utile operativo	235,6	195,4
Ammortamenti	25,4	19,3
Altre voci che non determinano movimenti di cassa	(1,2)	(10,8)
Variazioni di attività e passività non finanziarie	8,2	6,6
Imposte pagate	(43,0)	(38,2)
Flusso di cassa generato dalle attività operative prima delle variazioni di capitale circolante	**224,9**	**172,4**
Variazione capitale circolante netto operativo	46,5	(0,9)
Flusso di cassa generato dalle attività operative	**271,4**	**171,5**
Interessi netti pagati	(32,3)	(15,9)
Flusso di cassa assorbito da investimenti	**(54,8)**	**(32,6)**
Free cash flow	**184,3**	**123,0**
Acquisizioni	(441,1)	(86,6)
Altre variazioni	(7,0)	(5,9)
Dividendo pagato dalla Capogruppo	(31,7)	(31,8)
Flusso di cassa assorbito da altre attività	**(479,8)**	**(124,3)**
Differenze cambio e altre variazioni	(18,7)	(10,3)
Variazione delle posizione finanziaria per effetto delle attività dell'esercizio	**(314,2)**	**(11,6)**
Debito per esercizio *put option* e pagamento *earn out*	9,6	(26,6)
Totale flusso di cassa netto del periodo = variazione della posizione finanziaria netta	**(304,6)**	**(38,1)**
Posizione finanziaria netta di inizio del periodo	(326,2)	(288,1)
Posizione finanziaria netta di fine periodo	(630,8)	(326,2)

Nel 2009 è stato generato un *free cash flow* di €184,3 milioni, risultato di un flusso di cassa da attività operative pari a €271,4 milioni, parzialmente assorbito da interessi finanziari netti pagati pari a €32,3 milioni e da investimenti netti per €54,8 milioni.

Rispetto allo scorso anno, in cui il *free cash flow* era stato pari a € 123,0 milioni, si rileva pertanto una crescita di €61,3 milioni, principalmente attribuibile:

- all'aumento del risultato operativo e degli ammortamenti (EBITDA), per complessivi €46,3 milioni, dei quali più della metà (€28,3 milioni) sono correlati all'acquisizione di Wild Turkey;
- alle altre voci del conto economico che non determinano movimenti di cassa che, nel 2009 hanno un saldo negativo di €1,2 milioni mentre nel 2008 il valore era negativo per €10,8 milioni (e includeva principalmente plusvalenze su cessione di *assets* per €6,5 milioni);
- alla variazione del capitale circolante operativo: nel 2009 c'è stata una positiva diminuzione di €46,5 milioni che si confronta con un aumento di €0,9 milioni dell'esercizio precedente; la variazione del capitale circolante operativo, nel rendiconto finanziario, viene sempre esposta al netto degli effetti cambio e al netto dei valori riferiti ai bilanci di apertura delle nuove società acquisite; nel successivo paragrafo 'capitale circolante operativo' vengono commentate le variazioni relative alle singole voci (crediti commerciali, rimanenze, debiti fornitori).

A fronte di queste variazioni positive, il *free cash flow* del 2009 è stato impattato da un maggiore assorbimento di cassa, rispetto al 2008, per imposte, interessi e investimenti:

- le imposte pagate nell'anno sono state pari a €43,0 milioni, superiori rispetto all'anno predente per €4,8 milioni;
- gli interessi finanziari netti pagati sono stati €32,3 milioni, significativamente più elevati del 2008, in cui erano €15,9 milioni; l'acquisizione Wild Turkey ha determinato infatti il pagamento sia di maggiori interessi, per via di un maggior indebitamento medio, sia di *fee* non ricorrenti, relative alla strutturazione del finanziamento dell'acquisizione stessa;
- gli investimenti netti del 2009 sono stati pari a €54,8 milioni, con una spesa sensibilmente in crescita rispetto a quella del 2008, pari a €32,6 milioni; nel corso dell'anno si sono infatti concentrati molti progetti di natura straordinaria di cui, nel successivo paragrafo "Investimenti", viene fornito un maggior dettaglio; gli investimenti lordi iscritti nello stato patrimoniale del Gruppo sono stati peraltro pari a €62,9 milioni, cui corrisponde un minor assorbimento di cassa, per via di incassi da cessioni di cespiti (per €3,4 milioni), del risconto di acconti pagati a fornitori (per €2,9 milioni), nonché di contributi ricevuti in conto capitale (per €1,8 milioni).

Il **flusso di cassa assorbito da altre attività** è stato di €479,8 milioni, valore che include le acquisizioni dell'anno, per €441,1 milioni, e il dividendo pagato dalla Capogruppo, per €31,7 milioni.

L'importo relativo alle acquisizioni (delle quali viene fornito il dettaglio nella nota 8 – Aggregazioni aziendali, del bilancio consolidato), include principalmente l'operazione Wild Turkey, per €418,4 milioni, oltre all'acquisizione Odessa, all'acquisto di un'ulteriore quota di M.C.S. S.c.a.r.l. e ad aggiustamenti prezzo su acquisizioni precedenti.

Nel 2008 il flusso di cassa assorbito dalle acquisizioni era stato pari a €86,6 milioni, relativi essenzialmente alle acquisizioni del 80% di Cabo Wabo per €56,6 milioni, del 100% di Destiladoras San Nicolas S.A., de C.V. per €14,0 e al 70% di Sabia S.A. per €3,4 milioni.

Il flusso di cassa assorbito da altre attività include anche altre variazioni per €7,0 milioni, imputabili principalmente a acquisto di azioni proprie.

Le **differenze cambio** e le **altre variazioni** hanno un impatto negativo di €18,7 milioni sul flusso di cassa netto dell'anno e includono €10,9 milioni relativi a differenze cambio negative sul capitale circolante netto operativo che, nel rendiconto finanziario viene sempre esposto a cambi costanti.

Nel 2008 la voce rilevava, sempre in negativo, per complessivi €10,3 milioni.

In sintesi, come risultato di tutti i flussi analizzati, il 2009 evidenzia un assorbimento netto di cassa di €314,2 milioni, che corrisponde alla variazione della posizione finanziaria per effetto delle attività dell'esercizio.

La voce **futuro esercizio di *put option* e *earn out*** nel 2008 includeva la prima iscrizione a bilancio di debiti finanziari per €26,6 milioni, relativi a:

- possibile esercizio di *put option* da parte degli azionisti di minoranza di Cabo Wabo e Sabia S.A.;
- *earn out* correlati alle acquisizioni di X-Rated Fusion Liqueur del 2007 e Destiladora San Nicolas S.A. de C.V. del 2008.

La variazione positiva di €9,6 milioni, esposta nel rendiconto finanziario 2009, si riferisce alla diminuzione netta di tali debiti a seguito di pagamenti effettuati nel corso dell'anno e ad aggiustamenti di *fair value* del valore delle *put option* e degli *earn out* ancora in essere a fine esercizio.

Per un maggiore dettaglio su questi debiti si rimanda al successivo paragrafo "Composizione dell'indebitamento netto".

Pertanto, **il flusso di cassa netto assorbito** nel 2009, è stato pari a €304,6 milioni, valore che coincide con la variazione della posizione finanziaria netta consolidata tra inizio e fine esercizio.

Investimenti

Gli investimenti iscritti nel bilancio 2009 sono stati complessivamente pari a €62,9 milioni, di cui:
- €58,7 milioni in immobilizzazioni materiali;
- €1,4 milioni in attività biologiche;
- €2,8 milioni in immobilizzazioni immateriali a vita definita.

Relativamente alle immobilizzazioni materiali, i principali progetti, tutti di natura straordinaria, realizzati o avviati nel corso dell'anno, sono stati:
- il completamento della nuova sede del Gruppo a Sesto San Giovanni per €11,7 milioni; tale progetto, iniziato nel 2006, è stato completato nel 2009 e a oggi rappresenta un investimento complessivo di €38,6 milioni, al netto dell'incasso di €13,0 milioni derivante dalla vendita a terzi di una parte edificabile del terreno su cui è stata costruita la nuova sede, divenuta operativa nel mese di maggio 2009;
- la realizzazione del nuovo magazzino di Novi Ligure per €9,4 milioni; l'investimento consentirà di ridurre quasi totalmente la terziarizzazione dello stoccaggio di prodotti finiti;
- la prima *tranche* del nuovo stabilimento di Campari do Brasil Ltda. per €14,8 milioni; il progetto che è stato significativamente rivisto e ampliato, rispetto alla sua definizione iniziale, sarà completato nel 2010 con un investimento complessivo stimato in circa €30 milioni;
- il proseguimento dei lavori per completare la nuova distilleria di Rare Breed, LLC in Kentucky per €5,7 milioni; questo progetto, correlato all'acquisizione di Wild Turkey, era stato avviato dal Gruppo Pernod Ricard e, al momento del *closing* a maggio 2009, lo stato di avanzamento valeva circa US$ 20 milioni su un investimento totale previsto di US$ 50 milioni circa; il completamento del progetto avverrà nel corso nel 2010, con un ulteriore esborso per il Gruppo di circa €14 milioni;
- il magazzino per il *maturing inventory* di Glen Grant Distillery Ltd. per €1,7 milioni; l'investimento, avviato nel 2008 con una spesa di €2,0 milioni, sarà completato nel 2010 e consentirà di ridurre i costi per l'invecchiamento dello *Scotch whisky*, prima completamente terziarizzati.

La parte restante degli investimenti dell'esercizio in immobilizzazioni materiali, pari a €15,4, è stata sostenuta negli stabilimenti del Gruppo in Italia (Novi Ligure, Canale e Crodo), Brasile, Grecia e Argentina per attività ricorrenti.

Gli investimenti in attività biologiche, per un totale di €1,4 milioni, sono stati sostenuti da Sella & Mosca S.p.A. sugli impianti di vigneto in Sardegna e in Toscana.

Infine, gli investimenti dell'esercizio in immobilizzazioni immateriali a vita definita, pari a €2,8 milioni, sono quasi totalmente imputabili all'attività di sviluppo per ulteriori moduli del sistema SAP e all'acquisto delle relative licenze.

Composizione dell'indebitamento netto

La posizione finanziaria consolidata al 31 dicembre 2009 presenta un indebitamento netto di €630,8 milioni, più elevato di quello al 31 dicembre 2008, che era di €326,2 milioni.

L'evento che ha determinato la forte crescita dell'indebitamento è stato l'acquisizione Wild Turkey, che ha comportato un investimento di €418,4 milioni.

La tabella seguente espone l'evoluzione della struttura del debito tra inizio e fine periodo, mentre i fatti e flussi che ne hanno determinato la variazione di valore, sono stati esposti e commentati nel paragrafo precedente.

	31 dicembre 2009 € milioni	31 dicembre 2008 € milioni
Disponibilità liquide e mezzi equivalenti	129,6	172,6
Debiti verso banche	(17,3)	(107,5)
Debiti per *leasing* immobiliare	(3,3)	(3,4)
Private placement, quota a breve	(5,8)	(8,9)
Altri crediti e debiti finanziari	(6,9)	(7,4)
Posizione finanziaria netta a breve termine	**96,4**	**45,5**
Debiti verso banche	(0,9)	(0,9)
Debiti per *leasing* immobiliare	(6,3)	(10,5)
Private placement e prestiti obbligazionari	(861,8)	(337,4)
Altri crediti e debiti finanziari	158,7	3,7
Posizione finanziaria netta a medio-lungo termine	**(710,3)**	**(345,1)**
Posizione finanziaria relativa alle attività d'esercizio	**(613,9)**	**(299,7)**
Debiti per esercizio *put option* e pagamento *earn out*	(16,9)	(26,6)
Posizione finanziaria netta	**(630,8)**	**(326,2)**

La variazione della posizione finanziaria, fra le due date a confronto, si caratterizza per un miglioramento della componente a breve termine e un incremento del debito a medio lungo termine.

La parte a breve termine, che pure lo scorso anno evidenziava come saldo una posizione netta di liquidità, pari a € 45,5 milioni, a fine 2009 presenta una liquidità netta di € 96,4 milioni, in crescita di € 50,9 milioni.

La componente a medio-lungo termine mostra al contrario un incremento dell'indebitamento netto per complessivi € 365,2 milioni (da € 345,1 milioni del 31 dicembre 2008 a € 710,3 milioni del 31 dicembre 2009), in quanto, al netto della robusta generazione di cassa del Gruppo, di cui beneficia anche la posizione a breve termine, la componente a medio-lungo termine subisce l'impatto del maggior debito conseguente all'acquisizione Wild Turkey. Tale acquisizione è stata peraltro finanziata inizialmente attraverso il ricorso a debito bancario a medio e lungo termine, ovvero il prestito *Term and Revolving Loan Facility*, di durata compresa tra 2 e 3 anni, messa a disposizione da un gruppo di primarie banche (Bank of America, BNP Paribas, Calyon e Intesa Sanpaolo).

Successivamente il Gruppo ha provveduto a estinguere tale debito bancario, come segue:

- nel mese di giugno 2009, attraverso il collocamento privato presso investitori istituzionali nel mercato americano (*US Private Placement*) di *Senior Unsecured Notes* per US$ 250 milioni; la transazione è strutturata su tre *tranche*, rispettivamente di US$ 40 milioni, US$ 100 milioni e US$ 110 milioni, con scadenze *bullet* nel 2014, 2016 e 2019 (rispettivamente, dunque, a 5, 7 e 10 anni);
- nel mese di ottobre 2009, attraverso il collocamento obbligazionario (*Eurobond*) senza *rating* sul mercato pubblico dei capitali in Euro, di durata pari a 7 anni e di importo nominale pari a € 350 milioni.

Pertanto, nella posizione finanziaria netta al 31 dicembre 2009, alla voce *Private Placement* e prestiti obbligazionari, si rileva un incremento di € 524,4 milioni, relativo alle due emissioni realizzate nell'anno.

Infine, rimborsato il prestito *Term and Revolving Loan Facility*, che pertanto non compare tra i debiti bancari alla fine dell'esercizio, una parte delle somme raccolte attraverso il collocamento obbligazionario, pari a € 155,0 milioni, è stata impiegata in depositi a termine con scadenza a marzo 2011 e pertanto iscritta tra i crediti finanziari a medio lungo termine.

La posizione finanziaria netta del Gruppo include inoltre l'iscrizione di debiti relativi:

- al possibile esercizio di *put option* da parte degli azionisti di minoranza Cabo Wabo;
- a *earn out* correlati alle acquisizioni X-Rated Fusion Liqueur del 2007 e Destiladora San Nicolas, S.A. de C.V. del 2008.

Il Gruppo ha infatti iscritto all'attivo di bilancio il valore del 100% delle azioni delle società di cui ha acquisito il controllo e, al passivo, il debito finanziario corrispondente alle *put option* sulle quote non ancora acquisite, nonché al pagamento degli *earn out*.

Al 31 dicembre 2009 tali debiti ammontano a €16,9 milioni e pertanto la diminuzione rispetto al valore iscritto nel bilancio al 31 dicembre 2008 (€26,6 milioni) è di €9,6 milioni ed è imputabile a:

- pagamenti effettuati nel corso dell'anno (esercizio definitivo *put option* Sabia S.A. e *earn out* annuale di X-Rated Fusion Liqueur) per €3,4 milioni;
- aggiornamento al *fair value* del valore delle *put option* Cabo Wabo, per €4,7 milioni, e dell'*earn out* di X-Rated Fusion Liqueur, per €1,7 milioni;
- adeguamento dei debiti residui ai cambi di fine periodo e ai tassi di interesse utilizzati per l'attualizzazione, per €0,2 milioni.

Situazione patrimoniale del Gruppo

Il prospetto seguente espone lo stato patrimoniale del Gruppo in una forma sintetica e riclassificata, che evidenzia la struttura del capitale investito e delle fonti di finanziamento.

	31 dicembre 2009 € milioni	31 dicembre 2008 € milioni	variazione € milioni
Attivo immobilizzato	1.519,8	1.137,5	382,3
Altre attività e passività non correnti	(77,4)	(74,8)	(2,5)
Capitale circolante operativo	328,5	285,5	43,0
Altre attività e passività correnti	(94,1)	(66,9)	(27,2)
Totale capitale investito	**1.676,8**	**1.281,2**	**395,6**
Patrimonio netto	1.046,0	955,0	91,0
Posizione finanziaria netta	630,8	326,2	304,6
Totale fonti di finanziamento	**1.676,8**	**1.281,2**	**395,6**

Lo stato patrimoniale al 31 dicembre 2009 espone un capitale investito pari a €1.676,8 milioni, in crescita rispetto a fine 2008, a seguito dell'acquisizione di Wild Turkey, che ha avuto un forte impatto su tutte le voci dell'attivo consolidato del Gruppo.

L'incremento complessivo del capitale investito (e contestualmente anche delle fonti di finanziamento) è stato di €395,6 milioni e la variazione più significativa è relativa all'attivo immobilizzato.

L'**attivo immobilizzato** si è incrementato per €382,3 milioni, per l'aumento tanto delle immobilizzazioni immateriali, per €279,8 milioni, quanto delle immobilizzazioni materiali, per €104,5 milioni; si è per contro leggermente ridotto il valore delle partecipazioni e delle attività destinate alla vendita.

La crescita delle immobilizzazioni immateriali del Gruppo è attribuibile quasi interamente all'acquisizione di Wild Turkey, il cui valore iscritto a bilancio per i marchi e l'avviamento al 31 dicembre 2009 rileva per complessivi €279,3 milioni.

Per quanto riguarda invece le immobilizzazioni materiali, il valore di apertura degli *asset* Wild Turkey è di €67,3 milioni, mentre la restante parte della crescita (€37,2 milioni) è imputabile sia alle altre acquisizioni che, in misura più rilevante, ai nuovi investimenti industriali effettuati nell'anno (ovviamente al netto del carico di ammortamenti dell'esercizio).

Le **altre attività e passività non correnti** evidenziano come saldo, a fine 2009, una passività netta di €77,4 milioni, di poco superiore all'anno precedente; tra i valori che compongono questa voce aggregata si rilevano,

tra le passività, le imposte differite per €87,9 milioni, in aumento di €15,5 milioni e, all'attivo, le imposte anticipate, in aumento di €13,8 milioni.

La variazione del **capitale circolante operativo** esposta nello stato patrimoniale evidenzia un aumento di €43,0 milioni, determinato dal riconoscimento dei valori dei bilanci di apertura delle acquisizioni intervenute nell'anno, per €78,6 milioni (di cui €73,4 milioni relativi a Wild Turkey) e da un effetto cambio negativo di €10,9 milioni; al netto di tali rettifiche si evidenzia una diminuzione del capitale circolante operativo di €46,5 milioni, come riportato nel rendiconto finanziario.

Le **altre attività e passività correnti** evidenziano come saldo 2009, una passività netta di €94,1 milioni, più elevata per €27,2 milioni di quella rilevata lo scorso anno: a tale variazione concorrono, sia l'aumento dei debiti fiscali che la diminuzione dei crediti non commerciali correnti.

La **struttura finanziaria** del Gruppo, a seguito delle acquisizioni intervenute e del consistente aumento del capitale investito, ha visto da un lato un importante aumento dell'indebitamento, pari a €304,6 milioni, come sopra commentato, ma anche un importante rafforzamento patrimoniale.

Il patrimonio netto infatti, che al 31 dicembre 2009 è pari a €1.046,0 milioni, si è incrementato di €91,0 milioni.

Come conseguenza del più elevato livello di indebitamento, il rapporto debito/mezzi propri è passato dal 34,2%, rilevato a inizio periodo, al 60,3% del 31 dicembre 2009.

Tale rapporto di indebitamento appare equilibrato, anche alla luce del fatto che le operazioni di acquisizione realizzate, insieme al buon andamento organico del *business*, hanno consentito di aumentare il *free cash flow* del Gruppo da €123,0 milioni a €184,3 milioni.

Capitale circolante operativo

Il capitale circolante operativo al 31 dicembre 2009 è pari a €328,5 milioni ed evidenzia una crescita di €42,8 milioni rispetto al 31 dicembre 2008.

	31 dicembre 2009 € milioni	31 dicembre 2008 € milioni	variazione € milioni
Crediti verso clienti	236,2	271,6	(35,4)
Rimanenze	271,4	165,6	105,8
Debiti verso fornitori	(179,1)	(151,7)	(27,4)
Capitale circolante operativo	**328,5**	**285,5**	**43,0**
Vendite 12 mesi mobili	1.008,4	942,3	66,1
Incidenza capitale circolante su vendite 12 mesi mobili (%)	32,6	30,3	

Rapportato alle vendite nette degli ultimi 12 mesi, il capitale circolante operativo di fine 2009 ha un'incidenza del 32,6%, superiore a quella di fine 2008, pari al 30,3%.

È necessario tuttavia ricordare che l'incidenza del capitale circolante operativo sulle vendite dell'anno 2009 è un dato non completamente rappresentativo delle dinamiche del circolante in relazione allo sviluppo delle vendite, in quanto rapporta un dato di vendite parziale (l'acquisizione Wild Turkey rileva infatti per soli 7 mesi e quella Odessa e l'acquisto del 50% di M.C.S. S.c.a.r.l. per soli 9 mesi) a una situazione patrimoniale puntuale, quella del 31 dicembre 2009, che, al contrario, sconta interamente l'effetto negativo derivante dal consolidamento delle aziende acquistate.

Al fine di evidenziare l'impatto delle nuove acquisizioni sul capitale circolante operativo, nella tabella successiva si riportano i valori relativi ai bilanci di apertura di Wild Turkey, Odessa e M.C.S. S.c.a.r.l.

Inoltre, si separano anche gli effetti cambio sui valori di capitale circolante al 31 dicembre 2009, dando pertanto evidenza alla riconciliazione tra la variazione di capitale circolante operativo risultante dallo stato patrimoniale e quella esposta nel rendiconto finanziario.

€ milioni	31 dicembre 2009	31 dicembre 2008	variazione esposta nello stato patrimoniale	bilancio apertura acquisizioni	differenze cambio	variazione organica
Crediti verso clienti	236,2	271,6	(35,4)	5,1	8,9	(49,4)
Rimanenze	271,4	165,6	105,8	83,0	2,8	20,0
Debiti verso fornitori	(179,1)	(151,7)	(27,4)	(9,6)	(0,8)	(17,0)
Capitale circolante operativo	**328,5**	**285,5**	**43,0**	**78,6**	**10,9**	**(46,5)**

I **crediti verso clienti** al 31 dicembre 2009 sono pari a €236,2 milioni ed evidenziano una contrazione significativa, pari a €35,4 milioni, rispetto al 2008.

Questo risultato è stato conseguito in parte attraverso l'avvio di un programma di cessione di crediti *pro soluto*, che a fine 2009 rileva per €47,4 milioni, e in parte con interventi sulle politiche commerciali, volti a contenere l'importo dei crediti.

In relazione a ciò, vale come esempio quanto realizzato in Campari do Brasil Ltda., dove, con l'obiettivo di ridurre la dipendenza da grandi clienti, a fronte di un incremento delle vendite del 3,6% al lordo delle accise, i crediti commerciali a dicembre 2009 sono diminuiti del 31,0%.

Nella tabella sopra riportata, si evidenzia che, escludendo i valori di apertura relativi alle acquisizioni e le differenze di cambio, la riduzione dei crediti è pari €49,4 milioni.

Le **rimanenze** a fine 2009 sono pari a €271,4 milioni, aumento con un incremento di €105,8 milioni rispetto al 31 dicembre 2008, attribuibile principalmente ai bilanci di apertura delle acquisizioni e in particolare a Wild Turkey, che, come tutti i produttori di *whiskey*, per via delle scorte di liquido in invecchiamento, ha un valore elevato di rimanenze.

La variazione 'organica' delle rimanenze, a perimetro e cambi omogenei, mostra comunque una crescita di €20,0 milioni.

I **debiti verso fornitori** al 31 dicembre 2009 sono pari a €179,1 milioni, in aumento di €27,4 milioni rispetto al dato di inizio anno.

Per questa voce, la variazione relativa ai bilanci di apertura delle società neo acquisite vale €9,6 milioni; pertanto, dopo l'ulteriore aggiustamento relativo ai cambi, in termini omogenei si legge un aumento di €17,0 milioni, dato che può essere considerato positivo in quanto evidenzia un aumento del 11% e rispecchia il conseguimento di buoni risultati sul fronte dei tempi di pagamento.

Al fine di avere dati del tutto omogenei e comparabili a quelli del 31 dicembre 2008, si possono aggiungere due ulteriori rettifiche pro forma alla variazione di capitale circolante operativo esposta nel rendiconto finanziario, ovvero alla diminuzione di €46,5 milioni.

La prima consiste nel neutralizzare l'effetto della cessione dei crediti *pro soluto*, aggiungendo ai crediti commerciali l'importo ad essa relativo, pari a €47,4 milioni.

La seconda consiste nel neutralizzare totalmente gli effetti dell'acquisizione di Wild Turkey dal capitale circolante operativo, eliminandone, anziché lo stato patrimoniale di apertura (€73,4 milioni), la migliore stima possibile di quello di chiusura al 31 dicembre 2009 (€86,1 milioni) .

Al netto di queste due ulteriori rettifiche, si può stimare che la reale variazione del capitale circolante operativo, su base omogenea a quella del 31 dicembre 2008, è stata una diminuzione di €11,9 milioni.

INVESTOR INFORMATION

Economia internazionale

La ripresa economica, avviatasi durante l'estate del 2009 nelle maggiori economie avanzate e in via di rafforzamento in quelle emergenti, è proseguita nel resto dell'anno, sospinta dalle politiche economiche espansive dei principali paesi.

Nel terzo trimestre il PIL è tornato a crescere negli Stati Uniti e nell'area dell'Euro, mentre nel quarto trimestre è proseguito il recupero della produzione industriale dai minimi toccati nella prima metà del 2009 ed è ulteriormente migliorato il clima di fiducia.

Le tensioni sui mercati finanziari internazionali si sono allentate e anche la restrizione del credito bancario si è attenuata.

Inoltre, benché le quotazioni del petrolio e delle altre materie prime stiano risalendo gradualmente, l'inflazione rimane moderata in presenza di ampie risorse inutilizzate. I mercati si attendono che le banche centrali mantengano i tassi ufficiali ai bassi livelli attuali ancora per qualche tempo.

In Italia il PIL, tornato a crescere in estate (0,6% sul trimestre precedente) dopo cinque trimestri consecutivi di diminuzione, ha continuato a espandersi nell'ultima parte del 2009, pur a un ritmo inferiore.

La dinamica dei consumi e degli investimenti privati, nonostante il recupero del terzo trimestre del 2009, rimane debole.

Sui consumi incide negativamente la situazione del mercato del lavoro, in quanto la caduta del reddito disponibile delle famiglie e l'incertezza sulle prospettive tende a frenarne la propensione alla spesa.

Le previsioni per il 2010 degli analisti privati e degli organismi internazionali sono state riviste al rialzo.

Relativamente alle economie avanzate, alcuni fattori di debolezza potrebbero condizionare la ripresa; in particolare, l'incertezza riguardo alle condizioni del mercato del lavoro grava sulla possibilità che i consumi tornino ad alimentare la ripresa.

Inoltre, l'effetto espansivo delle misure di stimolo fiscale dovrebbe recedere nella seconda metà dell'anno.

Per contro, la crescita proseguirebbe a tassi elevati nei mercati emergenti, trainata da una più forte dinamica della domanda interna.

Mercati finanziari

Per quanto riguarda i mercati azionari, si possono individuare per il 2009 due fasi distinte: il primo trimestre, caratterizzato dal proseguimento del *trend* negativo originato dalla crisi del credito, e la restante parte dell'anno, in cui si è assistito a una sostanziale ripresa dei corsi azionari durante la primavera e l'estate, seguita da una stabilizzazione degli stessi negli ultimi tre mesi del 2009.

Dai minimi di marzo, gli indici segnano rialzi compresi tra il 50 e il 70 per cento.

Nel 2009 l'indice MSCI Europe ha chiuso in rialzo del 25,7%, mentre, per quanto riguarda il mercato azionario italiano, il FTSE MIB ha registrato una *performance* del 19,5%, il FTSE Italia All Shares del 19,2%; nell'area americana, nel 2009 l'indice S&P500 ha registrato una crescita del 23.5%.

Relativamente al mercato obbligazionario, i premi per il rischio sulle obbligazioni societarie sono diminuiti per tutte le classi di rischio e in tutti i principali paesi.

Le condizioni finanziarie sono rimaste favorevoli anche nei principali paesi emergenti, che hanno continuato a beneficiare di cospicui afflussi di portafoglio dall'estero.

Infine, in dicembre si è interrotta la fase di debolezza del Dollaro USA, rafforzatosi nei confronti dell'Euro nell'ultimo mese del 2009.

La valuta statunitense è invece rimasta stabile, dallo scorso ottobre, rispetto a quelle dei principali paesi emergenti, la cui tendenza ad apprezzarsi è stata in molti casi contrastata da interventi delle banche centrali.

Settore spirit e titolo Campari

La *performance* delle società *spirit* nel corso del 2009 è stata influenzata da diversi fattori, tra cui:

- la tendenza generalizzata di riduzione dei livelli di magazzino nei canali distributivi (*destocking*) e l'incertezza legata a un'eventuale attività di ricostituzione delle scorte;
- i timori legati al rallentamento dei consumi, con particolare riferimento alle marche di altissima gamma nel mercato degli Stati Uniti;
- la riduzione delle spese di *marketing* e la tempistica relativa a una ripresa degli investimenti in pubblicità;
- le aspettative di *performance* dei mercati emergenti superiore a quella dei mercati sviluppati.

Nella prima parte dell'anno, le valutazioni delle società *spirit* hanno risentito negativamente dei timori legati alla tendenza generalizzata di riduzione delle scorte nei canali distributivi (*destocking*) e al rallentamento dei consumi, in particolare negli Stati Uniti.

Tuttavia, il diffondersi, nella restante parte dell'anno, di aspettative di attenuazione del *trend* di *destocking* in alcuni importanti mercati, di ripresa della domanda di prodotti *premium* nei principali mercati sviluppati, e di crescita sostenuta nei mercati emergenti nel medio-lungo termine, ha contribuito a riportare un certo ottimismo tra gli investitori, rafforzando l'opinione che la fase peggiore della crisi fosse superata.

Nel 2009, l'indice di riferimento DJ Stoxx 600 *Food & Beverage* è cresciuto del 31,5%.

Nell'ambito del contesto economico e di settore sopra descritto, nel 2009 il titolo Campari, quotato al segmento Blue Chip del Mercato Telematico Azionario, ha registrato una crescita in termini assoluti del 52,0% rispetto al prezzo di chiusura al 30 dicembre 2008.

In termini di rendimento totale, ovvero inclusi i dividendi, la *performance* del titolo è stata pari al 54,3% nell'ipotesi di dividendi *cash*, e al 55,0% nell'ipotesi di dividendi reinvestiti in azioni Campari.

Si ricorda che a partire dal 23 marzo 2009, il titolo Campari è entrato a far parte del FTSE MIB (l'indice che ha sostituito il S&P/MIB dal 1 giugno 2009), il paniere che include le 40 società italiane quotate più rappresentative, selezionate sulla base di criteri di appartenenza settoriale, capitalizzazione del flottante e volumi scambiati.

Rispetto ai principali indici del mercato azionario italiano, la *performance* del titolo Campari è stata superiore agli indici FTSE MIB e FTSE Italia All Shares e rispettivamente del 32,5% e del 32,8%.

Anche la *performance* rispetto all'indice di settore DJ Stoxx 600 Food & Beverage è stata positiva del 20,5%.

L'andamento del titolo Campari nel 2009 ha beneficiato dell'annuncio di risultati finanziari buoni nel contesto di un settore difensivo ma non invulnerabile rispetto alla congiuntura economica negativa; inoltre, la *performance* di Campari è stata positivamente influenzata dall'annuncio dell'acquisizione di Wild Turkey, grazie alla quale il Gruppo ha significativamente rafforzato il proprio portafoglio di *brand* nel comparto *spirit*.

Grazie a Wild Turkey, il Gruppo ha inoltre incrementato la propria esposizione al mercato strategico degli Stati Uniti, nonché creato le basi per controllare la distribuzione nell'importante mercato australiano, il secondo più grande per Wild Turkey.

Il prezzo minimo di chiusura nel periodo di riferimento, registrato il 6 marzo 2009, è stato pari a €3,89.

Il prezzo massimo di chiusura nel periodo di riferimento, registrato il 3 dicembre 2009, è stato pari a €7,43.

Nel corso del 2009 la trattazione delle azioni Campari ha raggiunto un controvalore medio giornaliero di €4,5 milioni e un volume medio giornaliero di 777 mila azioni.

Al 30 dicembre 2009 la capitalizzazione di borsa risulta pari a €2,118 milioni.


Andamento del titolo Campari e degli indici FTSEMIB Italia e DJ Stoxx 600 Food & Beverage dal 1 gennaio 2009



Prezzo Azione Campari (Euro)
8.00
7.60
7.20
6.80
6.40
6.00
5.60
5.20
4.80
4.40
4.00
3.60
3.20
2.80
Controvalore (mln Euro)
70.0
65.0
60.0
55.0
50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Oct-09
Nov-09
Dec-09
Jan-10
Feb-10
Campari (Controvalore in Euro volumi scambiati)
Campari (Prezzo azione)
FTSE Mib (indicizzato)
DJ Stoxx 600 Food & Bev (indicizzato)

Proposta di aumento di capitale gratuito

Il Consiglio di Amministrazione che approva il presente progetto di bilancio è chiamato altresì a deliberare in ordine alla proposta all'Assemblea, convocata in sessione ordinaria e straordinaria per il 30 aprile 2010, di un aumento di capitale gratuito da effettuarsi mediante emissione di 290.400.000 nuove azioni del valore nominale di €0,10 da riconoscere gratuitamente ai soci in ragione di una nuova azione per ciascuna azione posseduta, mediante utilizzo della riserva utili a nuovo.

Le nuove azioni avranno godimento 1 gennaio 2009 e il capitale sociale versato risultante dall'aumento di capitale gratuito sarà pari a €58.080.000, suddiviso in 580.800.000 azioni del valore nominale di €0,10.

Aggiornamento struttura azionaria

Al 31 dicembre 2009 gli azionisti rilevanti risultano essere i seguenti.

Azionista (1)	Numero di azioni ordinarie (2)	% sul capitale sociale
Alicros S.p.A.	148.104.000	51,0000%
Cedar Rock Capital (3)	29.119.915	10,0275%

(1) Non risultano altri azionisti, al di fuori di quelli sopra evidenziati, con una partecipazione al capitale superiore al 2% che abbiano dato comunicazione a Consob e a Davide Campari-Milano S.p.A. ai sensi dell'articolo 117 del Regolamento Consob 11971/99 in merito agli obblighi di notificazione delle partecipazioni rilevanti.

(2) Numero di azioni prima dell'aumento di capitale gratuito proposto in ragione di una nuova azione ogni azione posseduta.

(3) Notificato a Consob da Andrew Brown, *Chief Investment Officer* di Cedar Rock Capital Ltd., in conformità all'articolo 120 del Decreto Legislativo n. 58 del 24 febbraio 1998 (Testo Unico delle disposizioni in materia di Intermediazione Finanziaria).

Si segnala che, a seguito di notifiche pervenute successivamente alla chiusura dell'esercizio, alla data di approvazione del progetto di bilancio al 31 dicembre 2009, il numero totale di azioni Davide Campari-Milano S.p.A. detenute da Cedar Rock Capital ammonta a 29.881.397, prima dell'aumento di capitale gratuito proposto, pari al 10,2897% del capitale sociale.

Dividendo

Il Consiglio di Amministrazione che approva il presente progetto di bilancio è chiamato altresì a deliberare in ordine alla proposta di distribuzione di un dividendo per l'esercizio 2009 pari a €0,06 per ciascuna delle azioni risultanti dall'aumento di capitale gratuito proposto (in incremento del 9,1% rispetto al dividendo distribuito per l'esercizio 2008, pari a €0,055 su base rettificata).

Il dividendo sarà messo in pagamento a partire dal 27 maggio 2010, con esclusione delle azioni proprie in portafoglio, previo stacco della cedola 7 il 24 maggio 2010.

Informazioni sul titolo azionario e indici di Borsa

Le tabelle seguenti riportano le informazioni sull'andamento del titolo azionario e gli indici di Borsa nell'ipotesi di assenza di aumento di capitale gratuito e ove l'Assemblea degli azionisti deliberasse l'aumento di capitale gratuito (si rimanda alla nota 30 del Bilancio della Capogruppo).

Ipotesi di assenza di aumento di capitale gratuito

Informazioni sull'azione (1)		2009	2008	2007	2006	2005	2004	2003	2002	2001
Prezzo di riferimento dell'azione:										
Prezzo a fine periodo	€	7,30	4,80	6,56	7,52	6,24	4,73	3,85	3,00	2,64
Prezzo massimo	€	7,43	6,60	8,41	8,10	6,78	4,78	3,85	3,78	3,10
Prezzo minimo	€	3,89	3,85	6,50	6,28	4,48	3,57	2,74	2,53	2,18
Prezzo medio	€	5,64	5,55	7,54	7,32	5,74	4,04	3,30	3,16	2,72
Capitalizzazione e volume:										
Volume medio giornaliero (2)	milioni azioni	0,8	0,7	0,8	0,6	0,5	0,4	0,4	0,5	0,7
Controvalore medio giornaliero (2)	€milioni	4,5	3,7	5,8	4,4	2,8	1,7	1,3	1,7	2,1
Capitalizzazione di borsa a fine periodo	€milioni	2.118	1.394	1.904	2.183	1.812	1.372	1.117	871	766
Dividendo:										
Dividendo per azione (3)	€	0,12 (5)	0,11	0,11	0,10	0,10	0,10	0,088	0,088	0,088
Numero azioni con diritto godimento dividendo	milioni	288,3 (5)	288,2	289,4	290,4	281,4	281,0	280,4	280,4	280,4
Dividendo complessivo (3) (4)	€milioni	34,6 (5)	31,7	31,8	29,0	28,1	28,1	24,7	24,7	24,7

(1) Informazioni sull'azione prima dell'aumento di capitale gratuito proposto mediante emissione di 290.400.000 nuove azioni del valore nominale di €0,10 da riconoscere gratuitamente ai soci in ragione di una nuova azione per ciascuna azione posseduta.
Frazionamento delle azioni, in ragione di dieci nuove azioni ogni azione posseduta, divenuto effettivo il 9 maggio 2005.

(2) *Initial Public Offering* avvenuta il 6 luglio 2001 al prezzo di collocamento di €3,1 per azione; nel 2001 il volume medio giornaliero esclusa la prima settimana di negoziazione è pari a 422.600 azioni; nel 2001 il controvalore medio giornaliero esclusa la prima settimana di negoziazione è pari a €1.145 migliaia.

(3) Classificato in base all'esercizio di riferimento.

(4) Dividendo complessivo distribuito con esclusione delle azioni proprie in portafoglio.

(5) Relativamente all'esercizio 2009, dividendo proposto; numero di azioni in circolazione e dividendo complessivo calcolato sulla base delle azioni in circolazione alla data del Consiglio di Amministrazione del 30 marzo 2010 e da ricalcolarsi in base al numero totale di azioni in circolazione alla data del pagamento del dividendo.

Ipotesi di aumento di capitale gratuito deliberato dall'Assemblea degli azionisti

Informazioni sull'azione (1)		2009	2008	2007	2006	2005	2004	2003	2002	2001
Prezzo di riferimento dell'azione:										
Prezzo a fine periodo	€	3,65	2,40	3,28	3,76	3,12	2,37	1,93	1,50	1,32
Prezzo massimo	€	3,71	3,30	4,21	4,05	3,39	2,39	1,93	1,89	1,55
Prezzo minimo	€	1,94	1,93	3,25	3,14	2,24	1,79	1,37	1,27	1,09
Prezzo medio	€	2,82	2,78	3,77	3,66	2,86	2,02	1,65	1,58	1,36
Capitalizzazione e volume:										
Volume medio giornaliero (2)	milioni	1,6	1,3	1,5	1,2	1,0	0,9	0,8	1,1	1,4
Controvalore medio giornaliero (2)	€ milioni	4,5	3,7	5,8	4,4	2,8	1,7	1,3	1,7	2,1
Capitalizzazione di borsa a fine periodo	€ milioni	2.118	1.394	1.904	2.183	1.812	1.372	1.117	871	766
Dividendo:										
Dividendo per azione (3)	€	0,060 (5)	0,055	0,055	0,050	0,050	0,050	0,044	0,044	0,044
Numero azioni con diritto godimento dividendo	milioni	576,6 (5)	576,4	578,7	580,8	562,7	562,1	560,8	560,8	560,8
Dividendo complessivo (3) (4)	€ milioni	34,6 (5)	31,7	31,8	29,0	28,1	28,1	24,7	24,7	24,7

(1) Informazioni sull'azione dopo l'aumento di capitale gratuito proposto mediante emissione di 290.400.000 nuove azioni del valore nominale di €0,10 da riconoscere gratuitamente ai soci in ragione di una nuova azione per ciascuna azione posseduta.
Frazionamento delle azioni, in ragione di dieci nuove azioni ogni azione posseduta, divenuto effettivo il 9 maggio 2005.
(2) *Initial Public Offering* avvenuta il 6 luglio 2001 al prezzo di collocamento di € 1,55 per azione; nel 2001 il volume medio giornaliero esclusa la prima settimana di negoziazione è pari a 845,200 azioni; nel 2001 il controvalore medio giornaliero esclusa la prima settimana di negoziazione è pari a € 1.145 migliaia.
(3) Classificato in base all'esercizio di riferimento.
(4) Dividendo complessivo distribuito con esclusione delle azioni proprie in portafoglio.
(5) Relativamente all'esercizio 2009, dividendo proposto; numero di azioni in circolazione e dividendo complessivo calcolato sulla base delle azioni in circolazione alla data del Consiglio di Amministrazione del 30 marzo 2010 e da ricalcolarsi in base al numero totale di azioni in circolazione alla data del pagamento del dividendo.

Ipotesi di assenza di aumento di capitale gratuito

Indici di borsa (1)				IAS/IFRS				Principi contabili italiani		
		2009	2008	2007	2006	2005	2004	2003	2002	2001
Patrimonio netto per azione	€	3,60	3,29	3,03	2,74	2,39	2,15	1,89	1,65	1,48
Price/book value	volte	2,02	1,46	2,17	2,74	2,61	2,20	2,04	1,82	1,78
Utile per azione (EPS) (2)	€	0,48	0,44	0,43	0,41	0,42	0,35	0,27	0,30	0,22
P/E (*price/earning*)	volte	15,3	11,0	15,2	18,3	14,9	13,7	14,0	10,1	12,1
Payout ratio (dividendo/utile netto) (3)	%	25,2 (5)	25,1	25,4	24,7	23,8	29,0	30,9	28,5	38,9
Dividend yield (dividendo/prezzo) (3) (4)	%	1,6	2,3	1,7	1,3	1,6	2,1	2,3	2,9	3,3

(1) Informazioni sull'azione prima dell'aumento di capitale gratuito proposto mediante emissione di 290.400.000 nuove azioni del valore nominale di €0,10 da riconoscere gratuitamente ai soci in ragione di una nuova azione per ciascuna azione posseduta.
Frazionamento delle azioni, in ragione di dieci nuove azioni ogni azione posseduta, divenuto effettivo il 9 maggio 2005.
(2) Relativamente agli esercizi 2004, 2005, 2006, 2007, 2008 e 2009, l'indice è calcolato sulla base della media ponderata delle azioni ordinarie in circolazione come definito dal principio contabile IAS 33.
(3) Relativamente all'esercizio 2009, dividendo proposto.
(4) *Dividend yield* calcolato sul prezzo dell'azione a fine periodo.
(5) Relativamente all'esercizio 2009, *payout ratio* stimato (calcolato in base a dividendo proposto e numero azioni in circolazione alla data del Consiglio di Amministrazione del 30 marzo 2010).

Ipotesi di aumento di capitale gratuito deliberato dall'Assemblea degli azionisti

Indici di borsa [1]		IAS/IFRS						Principi contabili italiani		
		2009	2008	2007	2006	2005	2004	2003	2002	2001
Patrimonio netto per azione	€	1,80	1,64	1,51	1,37	1,19	1,08	0,95	0,83	0,74
Price/book value	volte	2,02	1,46	2,17	2,74	2,61	2,20	2,04	1,82	1,78
Utile per azione (EPS) [2]	€	0,24	0,22	0,22	0,21	0,21	0,17	0,14	0,15	0,11
P/E (*price/earning*)	volte	15,3	11,0	15,19	18,26	14,86	13,70	14,0	10,1	12,1
Payout ratio (dividendo/utile netto) [3]	%	25,2 [5]	25,1	25,4	24,8	23,8	29,0	30,9	28,5	38,9
Dividend yield (dividendo/prezzo) [3] [4]	%	1,6	2,3	1,7	1,3	1,6	2,1	2,3	2,9	3,3

(1) Informazioni sull'azione dopo l'aumento di capitale gratuito proposto mediante emissione di 290.400.000 nuove azioni del valore nominale di €0,10 da riconoscere gratuitamente ai soci in ragione di una nuova azione per ciascuna azione posseduta.
Frazionamento delle azioni, in ragione di dieci nuove azioni ogni azione posseduta, divenuto effettivo il 9 maggio 2005.
(2) Relativamente agli esercizi 2004, 2005, 2006, 2007, 2008 e 2009, l'indice è calcolato sulla base della media ponderata delle azioni ordinarie in circolazione come definito dal principio contabile IAS 33.
(3) Relativamente all'esercizio 2009, dividendo proposto.
(4) *Dividend yield* calcolato sul prezzo dell'azione a fine periodo.
(5) Relativamente all'esercizio 2009, *payout ratio* stimato (calcolato in base a dividendo proposto e numero azioni in circolazione alla data del Consiglio di amministrazione del 30 marzo 2010).

Attività di investor relation

Dalla quotazione della società, il Gruppo Campari comunica regolarmente con gli investitori, gli azionisti e il mercato a livello globale al fine di assicurare la diffusione di notizie complete, corrette e tempestive sulla propria attività, nel rispetto delle esigenze di riservatezza che talune informazioni possono richiedere.

L'informativa al mercato, relativa ai resoconti periodici, agli eventi e alle operazioni rilevanti è assicurata dai comunicati stampa, dagli incontri, dalla partecipazione a importanti conferenze di paese e di settore, e dalle *conference call* con gli investitori istituzionali, analisti finanziari e con i media, cui partecipano anche esponenti del *top management*.

Inoltre, l'informativa è diffusa tempestivamente al pubblico mediante pubblicazione sul sito *web* della Società, che ha istituito un'apposita sezione nell'ambito del proprio sito *web* (http://www.camparigroup.com, sezione '*Investors*'), facilmente individuabile e accessibile, nella quale sono messe a disposizione le informazioni concernenti la Società che rivestono rilievo per gli investitori e gli azionisti, in modo da consentire a questi ultimi un esercizio consapevole dei propri diritti.

In tale sezione dedicata possono essere reperite sia informazioni di carattere economico-finanziario (bilanci, relazioni semestrali e trimestrali, comunicati stampa, presentazioni agli analisti, informazioni sull'andamento delle contrattazioni di borsa dei titoli emessi dalla Società, *etc.*) sia dati e documenti di interesse per gli azionisti quali, tra gli altri, l'informativa e la documentazione relative alle Assemblee degli azionisti, la composizione degli organi sociali, le informazioni sulla *corporate governance*, nonché la procedura per la disciplina degli obblighi informativi in materia di *internal dealing*.

Inoltre, sul sito *web* è disponibile al mercato il calendario finanziario con il dettaglio dei principali eventi finanziari dell'anno in corso.

Dalla quotazione della Società è operativa la funzione *Investor Relation*, incaricata di gestire i rapporti con gli azionisti e gli investitori.

Le informazioni di interesse di azionisti e investitori sono disponibili sul sito *web* e possono essere richieste anche tramite la casella di posta elettronica investor.relations@campari.com.

RISULTATI ECONOMICI E FINANZIARI DELLA CAPOGRUPPO DAVIDE CAMPARI-MILANO S.P.A.

Andamento economico

	2009 €milioni	2008 €milioni	variazione %
Vendite nette	**309,0**	**310,3**	**–0,4**
Costo del venduto	(245,9)	(250,6)	–1,9
Margine lordo	**63,1**	**59,7**	**5,7**
Pubblicità e promozioni	(1,9)	(5,8)	–67,0
Margine di contribuzione	**61,2**	**53,8**	**13,6**
Costi di struttura	(32,2)	(20,1)	60,5
Risultato Operativo	**29,0**	**33,8**	**–14,3**
Proventi e (oneri) finanziari	(30,2)	(31,5)	-4,0
Dividendi	36,3	32,0	13,4
Utile prima delle imposte	**35,0**	**34,3**	**2,1**
Imposte	(2,5)	(0,8)	228,3
Utile dell'esercizio	**32,5**	**33,5**	**–3,1**

L'esercizio al 31 dicembre 2009 ha chiuso con un utile netto pari a €32,5 milioni, sostanzialmente stabile rispetto al periodo precedente.

Il margine di contribuzione, pari a €61,2 milioni, ha registrato un significativo incremento, pari al 13,6%, rispetto al 2008, determinato principalmente da un effetto positivo del *mix* dei prodotti venduti, sia in termini di costo del prodotto che di spese di distribuzione, nonché da una riduzione delle spese di pubblicità e promozioni.

Il risultato operativo, pari a €29,0 milioni, in contrazione rispetto all'anno precedente, risente dei minori proventi non ricorrenti, che nel 2008 includevano plusvalenze pari complessivamente a € 10,1 milioni, di natura immobiliare e di natura finanziaria.

Tuttavia l'utile ante imposte, pari a €35,0 milioni, in crescita del 2,1% rispetto all'anno precedente, beneficia del miglioramento della gestione finanziaria, in parte influenzata da maggiori dividendi ricevuti dalle società controllate, in parte da una gestione dei flussi finanziari correnti che ha comportato un minor indebitamento finanziario netto corrente, riducendo altresì l'iscrizione a conto economico degli oneri finanziari netti complessivi, anche per effetto dei più favorevoli tassi di mercato.

Infine, l'utile netto, pari a €32,5 milioni, risente del carico fiscale, che ha comportato un maggior onere relativo alle imposte del periodo.

Struttura patrimoniale

	31 dicembre 2009 €milioni	31 dicembre 2008 €milioni	variazione €milioni
Attività materiali e immateriali	553,5	538,4	15,1
Partecipazioni in società controllate	789,9	559,3	230,6
Altre attività non correnti	54,7	8,4	46,3
Totale attività non correnti	**1.398,1**	**1.106,1**	**292,0**
Rimanenze	68,0	66,1	1,8
Crediti commerciali	61,5	52,0	9,5
Disponibilità liquide e mezzi equivalenti	10,9	14,1	(3,2)
Crediti finanziari e altri crediti correnti	57,0	67,5	(10,5)
Totale attività correnti	**197,3**	**199,8**	**(2,5)**
Attività non correnti destinate alla vendita	10,6	12,2	(1,5)
Totale attività	**1.606,0**	**1.318,0**	**288,0**
Patrimonio netto	**532,3**	**548,5**	**(16,2)**
Prestiti obbligazionari e altre passività finanziarie	632,6	272,6	360,0
Altre passività non correnti	28,1	33,1	(4,9)
Totale passività non correnti	**660,8**	**305,7**	**355,0**
Debiti finanziari correnti	325,8	375,0	(49,2)
Debiti verso fornitori	64,7	70,5	(5,8)
Altre passività correnti	22,5	18,4	4,1
Totale passività correnti	**413,0**	**463,9**	**(50,9)**
Totale passività e patrimonio netto	**1.606,0**	**1.318,0**	**288,0**

La struttura patrimoniale è fortemente caratterizzata dalla gestione industriale e finanziaria, specifiche della Società.

In particolare, le attività non correnti, pari a €1.398,1 milioni, crescono di €292,0 milioni.

Tale effetto è determinato principalmente dall'incremento del valore iscritto nella partecipazione della controllata Redfire, Inc. a seguito della capitalizzazione della stessa, pari a €228,6 milioni, in occasione dell'acquisizione Wild Turkey, finalizzata nel maggio 2009 sul mercato statunitense, descritta nella sezione degli eventi significativi del periodo.

Inoltre, le attività finanziarie, iscritte nelle altre attività non correnti, pari complessivamente a €42,0 milioni, evidenziano un incremento determinato da investimenti di liquidità in depositi a termine, di €40,0 milioni, con scadenza marzo 2011.

Infine, la crescita delle attività non correnti è determinata altresì dal maggior valore, per €15,0 milioni, delle immobilizzazioni materiali nette, pari a €128,8 milioni, principalmente a seguito degli investimenti sostenuti per la conclusione della costruzione dell'immobile che ospita la nuova sede della Società e di alcune delle società italiane da questa controllate.

Il totale delle attività correnti, pari a €197,3 milioni, risulta complessivamente in linea con quelle dell'anno precedente, influenzato da alcuni effetti contrapposti nell'analisi delle singole voci: infatti, evidenziano un incremento le rimanenze di magazzino, che crescono di €1,8 milioni, i crediti verso parti correlate, che aumentano di €6,6 milioni e i crediti finanziari.

Con effetto contrapposto, diminuiscono gli altri crediti, che subiscono una contrazione di €6,8 milioni a seguito della dinamica relativa al recupero degli acconti precedentemente versati per la costruzione della nuova sede della Società, e le disponibilità liquide, che si riducono di €3,2 milioni.

Il totale delle passività non correnti, pari a €660,8 milioni evidenzia un incremento di €355,0 milioni, rispetto all'esercizio precedente, sostanzialmente afferente l'emissione del prestito obbligazionario di €350,0 milioni, collocato sul mercato europeo in ottobre 2009, con cedole annuali che pagano un tasso fisso pari al 5, 375%, con scadenza ottobre 2016, nonché la variazione della valutazione a *fair value* sia del prestito obbligazionario emesso nel 2003 sul mercato statunitense, per US$ 300,0 milioni, che degli strumenti di copertura di entrambi le emissioni obbligazionarie, iscritti nelle altre passività finanziarie non correnti.

Infine, la riduzione delle passività correnti, pari a €413,0 milioni, è influenzata principalmente dalla significativa contrazione dei debiti finanziari verso parti correlate e una diminuzione dei debiti verso fornitori, nonché degli altri debiti verso parti correlate, cui si contrappone un incremento dei debiti verso l'erario e degli altri debiti finanziari correnti.

Per un commento più esaustivo relativo alla situazione finanziaria, si rimanda alla nota 37 – Strumenti finanziari delle note al bilancio di esercizio del Progetto di bilancio d'esercizio di Davide Campari Milano S.p.A.

L'indebitamento finanziario netto complessivo, al 31 dicembre 2009 pari a €864,8 milioni, evidenzia un incremento rispetto alla chiusura del periodo precedente di €272,7 milioni.

Tale effetto è sostanzialmente determinato da un maggior indebitamento finanziario netto a lungo termine, cui si contrappone un miglioramento della posizione finanziaria netta corrente.

In particolare, la liquidità rimane sostanzialmente allineata alla situazione al 31 dicembre 2008, mentre l'indebitamento finanziario corrente evidenzia una significativa contrazione, di €50,4 milioni, principalmente imputabile alla riduzione del debito con le società del Gruppo.

Peraltro la gestione dei flussi finanziari correnti ha comportato l'iscrizione di minori oneri finanziari nel conto economico del periodo, rispetto all'anno precedente.

Per quanto riguarda la situazione finanziaria non corrente, nell'ottobre 2009 la Società ha collocato sul mercato europeo un prestito obbligazionario senza *rating*, di €350,0 milioni, rivolto ai soli investitori istituzionali, con scadenza nell'ottobre 2016, e con cedole annuali che pagano un tasso d'interesse fisso pari a 5,375%.

Peraltro, la valutazione del *fair value* dei prestiti obbligazionari in essere alla data di chiusura del presente bilancio, ha comportato una contrazione del relativo debito pari a €21,6 milioni, al netto delle spese accessorie di emissione delle obbligazioni.

Tra gli Altri debiti non correnti, con variazione di segno opposto, pari a €34,8 milioni, è rilevato l'effetto della valutazione del *fair value* degli strumenti derivati di copertura dei prestiti obbligazionari, nonché la riduzione di €3,3 milioni, della quota non corrente del debito per *leasing*.

Infine, quale forma di investimento delle proprie attività finanziarie, la Società nel corso del 2009 ha sottoscritto depositi a termine, pari a €40,0 milioni con scadenza marzo 2011.

RELAZIONE SUL GOVERNO SOCIETARIO E GLI ASSETTI PROPRIETARI

La Capogruppo adotta, quale modello di riferimento per la propria *corporate governance*, le disposizioni del Codice di Autodisciplina delle società quotate pubblicato nel marzo 2006, a cui la società ha aderito.

La relazione sul governo societario (la 'Relazione sulla *corporate governance*') riferita all'esercizio 2009 è stata predisposta facendo riferimento al '*Format* per la relazione sul governo societario e gli assetti proprietari' emanato da Borsa Italiana nel febbraio del corrente anno.

La Relazione sulla *corporate governance* ha lo scopo di fornire al mercato e agli azionisti una completa informativa sul modello di *corporate governance* scelto dalla Società, sulla concreta adesione a ciascuna

prescrizione del Codice nel corso dell'esercizio 2009 fornendo inoltre le informazioni richieste dall'articolo 123-*bis* del Decreto Legislativo n.58 del 24 febbraio 1998.

In essa è quindi altresì rinvenibile una descrizione delle principali caratteristiche del sistema di gestione dei rischi e di controllo interno esistenti in relazione al processo di informativa finanziaria.

La Relazione sulla *corporate governance* è stata predisposta quale documento distinto rispetto alla relazione finanziaria annuale; è approvata dal Consiglio di Amministrazione e pubblicata congiuntamente a quest'ultima come consentito dal III comma dell'articolo 123-*bis* del Decreto Legislativo n. 58 del 24 febbraio 1998 sopra richiamato.

La Relazione sulla *corporate governance* è consultabile sul sito *web* www.camparigroup.com, nella sezione *Investors*.

Modello di organizzazione, Gestione e Controllo ai sensi del Decreto Legislativo n. 231 del 8 giugno 2001

La Capogruppo si è altresì dotata di un Modello di Organizzazione, Gestione e Controllo ai sensi del Decreto Legislativo n. 231 del 8 giugno 2001 (il 'Modello') al fine di sensibilizzare comportamenti etici e trasparenti, affinché sia adeguatamente ridotto il rischio di reati previsti dal decreto legislativo di riferimento.

La società rafforzando i propri presidi di organizzazione e di controllo interno ha istituito un Organismo di Vigilanza, a cui è demandato lo specifico compito di vigilare sull'efficacia, sul funzionamento, nonché sull'osservanza del Modello.

Per un più ampio commento sul Modello e sulla composizione e attività dell'Organismo sopra richiamato, si rimanda alla Relazione di *Corporate Governance*.

RISK MANAGEMENT

Rischi connessi all'attività commerciale internazionale e all'operatività in mercati emergenti

Coerentemente alla strategia di internazionalizzazione intrapresa, il Gruppo opera, attualmente, in numerosi mercati e intende espandere, in futuro, la propria attività in alcuni paesi in via di sviluppo, in particolare in est Europa, Asia e in America Latina.

L'operatività nei mercati emergenti espone il Gruppo ai rischi tipici dell'attività internazionale, tra cui l'esposizione alla situazione politica e economica locale, spesso instabile, alle oscillazioni dei tassi di cambio con le relative difficoltà di copertura, alle limitazioni alle esportazioni e alle importazioni, alle restrizioni e ai vincoli agli investimenti e alle attività promozionali o alle limitazioni al rimpatrio dei dividendi.

Rischi connessi alla dipendenza da licenze per l'utilizzo di marchi di terzi e alla dipendenza da licenze concesse a terzi per l'utilizzo dei marchi del Gruppo

Al 31 dicembre 2009, una quota rilevante delle vendite nette consolidate del Gruppo, pari al 14,5%, è derivata dalla produzione e/o distribuzione, su licenza, di prodotti di terzi.

La risoluzione, la cessazione per qualunque motivo o il mancato rinnovo di tali contratti potrebbero avere effetti negativi sull'attività e sui risultati operativi del Gruppo.

Rischi connessi alla concorrenzialità del mercato

Il Gruppo opera nel settore delle bevande alcoliche e analcoliche caratterizzato da un elevato livello di concorrenza e dalla presenza di un vasto numero di operatori.

I principali *competitor* sono rappresentati da gruppi internazionali di grandi dimensioni in fase di concentrazione che attuano a livello mondiale strategie competitive aggressive.

Il posizionamento competitivo del Gruppo, a ridosso dei più importanti *player* mondiali, spesso dotati di maggiori risorse finanziarie, nonché di maggiore diversificazione sia a livello di portafoglio marchi, sia a livello

geografico, rende l'esposizione ai rischi tipicamente connessi alla concorrenzialità del mercato, particolarmente significativa.

Rischi connessi alla dipendenza dalle preferenze e dalla propensione alla spesa dei consumatori

Nell'industria delle bevande, un importante fattore di successo è rappresentato dalla capacità di interpretare le preferenze e i gusti dei consumatori, in particolare dei giovani, e di adeguare costantemente le strategie di vendita alla loro evoluzione, anticipando le tendenze del mercato, rafforzando e consolidando l'immagine dei propri prodotti.

Ove la capacità del Gruppo di interpretare e anticipare gusti e aspettative dei consumatori e di gestire i propri marchi venisse meno o si riducesse in modo significativo, ciò potrebbe pregiudicare in modo sensibile l'attività e i risultati operativi.

La sfavorevole congiuntura economica in taluni mercati condiziona negativamente la fiducia dei consumatori e, conseguentemente, la loro propensione a consumare bevande.

Rischi connessi al regime normativo dell'industria delle bevande

Le attività di produzione e distribuzione, esportazione e importazione, commercializzazione e promozione pubblicitaria, di bevande alcoliche e analcoliche sono disciplinate da normative nazionali e sovranazionali complesse e articolate, con intenti spesso restrittivi.

L'esigenza di regolare in modo sempre più stringente le norme in tema di salute dei consumatori, e in particolare dei giovani, potrebbe comportare, in futuro, l'adozione di nuove leggi e regolamenti finalizzate a scoraggiare il consumo delle bevande alcoliche ovvero a promuoverne un consumo più ridotto, attraverso limitazioni alla pubblicità o aumenti del carico fiscale su determinate categorie di prodotti.

Un eventuale cambiamento in senso ulteriormente restrittivo del quadro normativo nei principali paesi in cui il Gruppo opera, potrebbe determinare una diminuzione della domanda dei prodotti offerti dal Gruppo.

Rischi fiscali

Alla data del presente bilancio, è pendente un contenzioso in materia fiscale dinanzi agli organi competenti giurisdizionali brasiliani.

Inoltre a seguito di una verifica fiscale sulla Capogruppo relativa al periodo di imposta 2005, sono emersi rilievi formalizzati nel processo verbale di constatazione, che riguardano maggiore IRES per €2,7 milioni e maggiore IRAP per €0,4 milioni.

A fronte di tali rilievi la Società ha presentato le proprie deduzioni difensive.

Al momento non vi sono fondi iscritti a fronte di tali rischi fiscali in quanto si ritiene che non ne sussistano allo stato attuale i presupposti.

Peraltro, per quanto riguarda la verifica fiscale relativa agli esercizi 2004 e 2005 della Capogruppo e di Campari Italia S.p.A., svolta nel 2007, sono stati notificati i relativi avvisi di accertamento in relazione ai quali le società hanno presentato istanza di accertamento con adesione.

Per ulteriori dettagli si rimanda alla nota 39 – Fondi rischi del bilancio consolidato e alla nota 27– Fondo rischi del bilancio della Capogruppo.

Rischi connessi alla politica ambientale

L'attività industriale del Gruppo non comporta particolari rischi connessi alla politica ambientale; tuttavia la direzione industriale del Gruppo si è dotata di una struttura dedicata alla sicurezza, ai controlli qualitativi in materia di inquinamento ambientale, smaltimento dei rifiuti e delle acque.

Tali attività sono svolte nel rispetto delle normative vigenti nei singoli paesi in cui il Gruppo opera.

Rischi connessi alla conformità e sicurezza dei prodotti immessi in consumo

Il Gruppo è esposto ai rischi connessi alla salubrità dei prodotti immessi in consumo.

Pertanto, sono poste in essere procedure di controllo allo scopo di garantire la conformità e sicurezza, in termini di qualità e salubrità dei prodotti realizzati negli stabilimenti del Gruppo, coerentemente ai requisiti di legge vigenti, nonché a standard di certificazioni volontari.
Sono state definite altresì le linee guida per la gestione degli eventi accidentali, quali processi di ritiro e richiamo dei prodotti dal mercato.

Rischi connessi al personale dipendente

Nei diversi paesi in cui il Gruppo è presente con società controllate, i rapporti con i dipendenti sono regolati e tutelati dai contratti collettivi di lavoro e dalle normative in vigore a livello locale.
Eventuali riorganizzazioni e ristrutturazioni, qualora si rendano strategicamente indispensabili, sono definiti sulla base di piani concordati e condivisi con le rappresentanze dei lavoratori.
Inoltre, il Gruppo è dotato di una struttura che monitora con procedure specifiche la sicurezza negli ambienti di lavoro; è opportuno evidenziare che il tasso di infortuni sul lavoro negli stabilimenti del Gruppo è allo stato estremamente ridotto e circoscritto sostanzialmente a incidenti di lieve entità.

Rischi di cambio e altri rischi di natura finanziaria

Nel 2009, il 41,9% circa delle vendite nette consolidate del Gruppo è stato realizzato su mercati estranei all'Unione Europea.
Con la crescita dell'attività internazionale del Gruppo in aree diverse a quella dell'Euro, una significativa oscillazione dei tassi di cambio può influenzare negativamente l'attività e i risultati operativi del Gruppo, con particolare riferimento al Dollaro USA e al Real brasiliano.

Per quanto riguarda l'analisi dettagliata dei rischi di natura finanziaria, si rimanda alla nota 45 – Natura ed entità dei rischi derivanti dagli strumenti finanziari, nel presente bilancio.

ALTRE INFORMAZIONI

Struttura del Gruppo

Per informazioni in merito alle variazioni della struttura del Gruppo intervenute nel 2009, si rinvia a quanto esposto alla nota 2 – Area di consolidamento del bilancio consolidato.

Possesso e acquisto di azioni proprie e della controllante

Al 31 dicembre 2009, la Capogruppo possiede 2.454.120 azioni proprie del valore nominale di €0,1, pari a 0,85% del capitale sociale.
Tali azioni proprie sono da destinarsi al piano di *stock option*, come più dettagliatamente illustrato nelle sezioni successive del presente bilancio.
Si segnala che successivamente al 31 dicembre 2009 e fino all'autorizzazione alla pubblicazione dello stesso, sono state fatte ulteriori operazioni di vendite di azioni proprie per un totale di 807.506 azioni; inoltre sono state acquistate 460.000 azioni a un prezzo medio unitario di acquisto di €8,23.
Le società del Gruppo, invece, non hanno posseduto nell'esercizio e non possiedono, né direttamente né indirettamente, azioni della società controllante.

Piano di adeguamento ex articoli 36 e 39 del 'Regolamento Mercati'

In applicazione a quanto previsto dagli articoli 36 e 39 del Regolamento Consob n. 16191 del 29 ottobre 2007 e successive modifiche (il 'Regolamento Mercati'), riguardanti le 'condizioni per la quotazione di azioni di società controllanti società costituite e regolate dalla legge di Stati non appartenenti all'Unione Europea', la

Capogruppo Davide Campari-Milano S.p.A. ha individuato le società controllate che rivestono significativa rilevanza ai sensi del comma 2 dell'articolo 36 del predetto Regolamento Mercati verificando la sussistenza delle condizioni di cui all'articolo 36 medesimo, lettere a), b) e c).

Codice in materia di dati personali

La Capogruppo applica il Decreto Legislativo n. 196 del 30 giugno 2003, Codice in materia di protezione dei dati personali, e ha provveduto a porre in essere le idonee misure preventive di sicurezza, anche in relazione alle conoscenze acquisite in base al progresso tecnico, alla natura dei dati e alle specifiche caratteristiche del trattamento, in modo da ridurre al minimo i rischi di distruzione e perdita, anche accidentale dei dati stessi, di accesso non autorizzato o di trattamento non consentito o non conforme alle finalità della raccolta.

La società ha redatto il Documento Programmatico della Sicurezza, in conformità all'Allegato B al Decreto Legislativo n. 196 del 30 giugno 2003.

Attività di ricerca e sviluppo

Le società del Gruppo hanno svolto attività di ricerca e sviluppo esclusivamente legate all'ordinaria attività produttiva e commerciale; di conseguenza i relativi costi sono stati interamente spesati nell'esercizio.

EVENTI SUCCESSIVI ALLA CHIUSURA DELL'ESERCIZIO

Aumento di capitale a titolo gratuito

Il Consiglio di Amministrazione del 30 marzo 2010 che approva il progetto di bilancio della Capogruppo è chiamato altresì a deliberare in merito alla proposta di un aumento di capitale gratuito da effettuarsi mediante emissione di 290.400.000 nuove azioni del valore nominale di €0,10 da riconoscere gratuitamente ai soci in ragione di una nuova azione per ciascuna azione posseduta, mediante l'utilizzo della riserva utili a nuovo.

Il capitale sociale versato risultante dall'aumento di capitale gratuito sarà, pertanto pari a €58.080.000, suddiviso in 580.800.000 azioni del valore nominale di €0,10.

Distribuzione di Sagatiba in Brasile

Con decorrenza 1 marzo 2010, Campari do Brasil Ltda. ha acquisito i diritti di distribuzione della *cachaca* Sagatiba per il Brasile e altri sette mercati del Sud America.

Con Sagatiba, che è *market leader* nel segmento della *cachaca premium*, il Gruppo entra nel mercato della *cachaca*, la più importante categoria di *spirit* in Brasile e rafforza significativamente il suo portafoglio di *premium brand* in Sud America.

Distribuzione degli Scotch whisky Morrison Bowmore in Italia

Sempre dal 1 marzo 2010, in seguito alla definizione di un nuovo accordo, Campari Italia S.p.A. distribuisce sul mercato italiano il *single malt Scotch Whisky* Bowmore (Islay), di Morrison Bowmore Distilleries, controllata dal gruppo giapponese Suntory.

Con questo accordo, il Gruppo completa in Italia l'offerta di *whisky* nel suo portafoglio prodotti che include, oltre ai propri marchi GlenGrant e Old Smuggler, i *brand* di terzi in distribuzione Jack Daniel's e Tullamore Dew.

EVOLUZIONE PREVEDIBILE DELLA GESTIONE

I risultati conseguiti dal Gruppo nel 2009 sono stati complessivamente positivi, nonostante il fatto che la crisi economica e la conseguente carenza di liquidità del sistema abbiano fatto pesantemente sentire i loro effetti in alcuni mercati cruciali, quali Stati Uniti, Brasile ed est Europa, sotto la forma di una drastica riduzione delle scorte dei distributori.

Gli impatti negativi sono stati infatti controbilanciati, sia dai risultati economici generati da un'acquisizione di grande portata, quale è stata quella di Wild Turkey, che dalla grande solidità e reattività mostrata dai *brand* del Gruppo in alcuni mercati più maturi, cioè in Italia, Germania e in generale in tutta l'Europa occidentale.

Per il 2010, il clima generale è orientato ad una certa fiducia, anche alla luce delle osservazioni macroeconomiche degli ultimi due trimestri 2009, che hanno visto il ritorno a una crescita del PIL negli Stati Uniti e nell'area dell'Euro, dopo alcuni trimestri di consecutive contrazioni.

Dovendo ricondurre le attese di sviluppo del contesto macroeconomico a delle previsioni sull'andamento del *business* per l'anno in corso, si ritiene opportuno inserire una dose di giusta prudenza. Da un lato infatti gli effetti della crisi di liquidità in atto tenderanno progressivamente a riassorbirsi, peraltro con una ripresa di un normale flusso di vendite ai distributori secondo un processo a fasi alterne, con un probabile susseguirsi di accelerazioni e rallentamenti, dall'altro lato gli elevati tassi di disoccupazione in essere nei Paesi occidentali costituiscono una indubbia minaccia in relazione alla crescita dei consumi nel settore.

Per quanto concerne il Gruppo più in particolare, il 2010 sarà l'anno del pieno consolidamento di Wild Turkey e ciò avrà sicuramente un ulteriore impatto positivo sul risultato operativo.

Peraltro, l'avvio della distribuzione nel mercato australiano dei prodotti Wild Turkey e degli altri prodotti del Gruppo tramite una organizzazione commerciale propria (Campari Australia Pty Ltd.), consentirà al Gruppo da un lato di beneficiare nel 2010 di sinergie di vendita, con effetto accrescitivo sul margine di contribuzione, dall'altro di scontare maggiori oneri di struttura, peraltro interamente coperti dal margine di contribuzione incrementale in tal maniera generato.

Per quanto concerne i cambi, per quanto difficile sia fare delle previsioni in generale, e ancor più in mercati relativamente turbolenti e nervosi, il Dollaro USA sembra aver raggiunto un livello di equilibrio, nei confronti dell'Euro, in virtù del quale non si prevede possano manifestarsi significativi effetti a livello del risultato operativo.

Si ritiene comunque che, la solidità dei marchi del Gruppo e la continua attenzione al controllo dei costi e del capitale circolante, potranno garantire ancora una volta una crescita dei risultati economici e finanziari.

RACCORDO TRA RISULTATO E PATRIMONIO NETTO DELLA CAPOGRUPPO E DEL GRUPPO

Ai sensi della Comunicazione Consob del 28 luglio 2006 si riporta il prospetto di raccordo fra il risultato dell'esercizio e il patrimonio netto del Gruppo con le analoghe grandezze della Capogruppo Davide Campari-Milano S.p.A.

	31 dicembre 2009		31 dicembre 2008	
	Patrimonio netto	Risultato	Patrimonio netto	Risultato
	€/milioni	€/milioni	€/milioni	€/milioni
Bilancio di esercizio di Davide Campari-Milano S.p.A.	532,3	32,5	548,5	33,5
Eliminazione del valore di carico delle partecipazioni consolidate:				
Differenza tra valore di carico e valore, *pro-quota*, del patrimonio netto contabile delle partecipazioni	575,7		476,8	
Risultati, *pro-quota*, conseguiti dalle partecipate		213,9		160,7
Quote di terzi dei risultati del Gruppo	(2,2)	(0,1)	(2,8)	(1,2)
Eliminazione degli effetti di operazioni compiute tra società consolidate:				
Eliminazione dividendi infragruppo		(111,0)		(61,5)
Eliminazione utili e plusvalenze infragruppo	(14,8)	5,6	(13,9)	(4,9)
Altre operazioni:				
Allineamento criteri di valutazione	(3,6)	(3,7)	0,1	–
Imposte su riserve di controllate	(0,7)	(0,1)	(0,6)	(0,1)
Differenze di conversione	(43,3)	–	(55,1)	–
Bilancio consolidato (dati attribuibili al Gruppo)	**1.043,5**	**137,1**	**952,9**	**126,5**
Patrimonio netto e risultato dell'esercizio di competenza di terzi	2,5	0,4	2,1	0,2
Patrimonio netto e risultato dell'esercizio consolidati	**1.046,0**	**137,5**	**955,0**	**126,7**

GRUPPO CAMPARI
BILANCIO CONSOLIDATO AL 31 DICEMBRE 2009

PROSPETTI CONTABILI

Conto economico consolidato

	Note	2009 (€/000)	*di cui parti correlate* (€/000)	2008 (€/000)	*di cui parti correlate* (€/000)
Vendite nette	11	**1.008.425**	***6.762***	**942.329**	***12.922***
Costo del venduto	12	(435.631)	*20*	(428.211)	*16*
Margine lordo		**572.794**	***6.782***	**514.118**	***12.938***
Pubblicità e promozioni		(171.612)	*(2.069)*	(172.875)	*(4.070)*
Margine di contribuzione		**401.183**	***4.714***	**341.243**	***8.868***
Costi di struttura	13	(165.565)	*65*	(145.856)	*(1.286)*
di cui proventi e (oneri) non ricorrenti	*18*	*(4.115)*	–	*(3.649)*	*(1.541)*
Risultato operativo		**235.618**	***4.779***	**195.387**	***7.582***
Proventi e (oneri) finanziari	19	(36.549)	*6*	(22.205)	*19*
di cui oneri finanziari non ricorrenti	*19*	*(7.653)*	–	*(3.308)*	–
Quota di utile (perdite) di società valutate con il metodo del patrimonio netto	9	(796)	*(796)*	230	*230*
Oneri per *put option*	20	–	–	(987)	–
Utile prima delle imposte		**198.272**	***3.988***	**172.426**	***7.830***
Imposte	21	(60.783)		(45.680)	–
Utile dell'esercizio		**137.489**	***3.988***	**126.746**	***7.830***
Utile dell'esercizio attribuibile a:					
Azionisti della Capogruppo		137.112		126.547	
Azionisti di minoranza		377	–	199	–
		137.489		**126.746**	
Utile base per azione (€)	22	0,48		0,44	
Utile diluito per azione (€)	22	0,47		0,44	

Conto economico complessivo consolidato

	2009 (€/000)	2008 (€/000)
Utile dell'esercizio (A)	137.489	126.746
Cash flow hedge		
Utili (perdite) del periodo	(19.745)	5.207
Meno: Utili (perdite) riclassificati a conto economico separato	(243)	1.747
Utile (perdita) netta da *cash flow hedge*	(19.502)	3.460
Effetto fiscale	5.717	(1.558)
Cash flow hedge	(13.785)	1.902
Differenza di conversione	860	(19.745)
Altri utili (perdite) complessivi (B)	(12.926)	(17.844)
Totale utile complessivo (A+B)	**124.564**	**108.902**
Attribuibile a:		
Azionisti della Capogruppo	124.163	108.695
Interessenze di pertinenza di terzi	400	207

Situazione patrimoniale – finanziaria consolidata

	Note	31 dicembre 2009 (€/000)	*di cui parti correlate* (€/000)	31 dicembre 2008 (€/000)	*di cui parti correlate* (€/000)
ATTIVO					
Attività non correnti					
Immobilizzazioni materiali nette	23	283.984	–	179.985	–
Attività biologiche	24	18.501	–	18.018	–
Investimenti immobiliari	25	666	–	666	–
Avviamento e marchi	26	1.199.379	–	919.941	–
Attività immateriali a vita definita	28	5.467	–	5.105	–
Partecipazioni in società collegate e *joint venture*	9	665	–	1.101	–
Imposte anticipate	21	28.128	–	14.362	–
Altre attività non correnti	29	162.293	–	7.473	–
Totale attività non correnti		**1.699.082**	**–**	**1.146.651**	**–**
Attività correnti					
Rimanenze	30	271.428	–	165.592	–
Crediti commerciali	31	236.166	*1.609*	271.598	*5.192*
Crediti finanziari, quota a breve	32	6.656	–	4.093	*636*
Disponibilità liquide e mezzi equivalenti	33	129.636	–	172.558	–
Altri crediti	31	24.333	*250*	32.430	*1.551*
Totale attività correnti		**668.218**	***1.859***	**646.272**	***7.379***
Attività non correnti destinate alla vendita	34	11.135	–	12.670	–
Totale attività		**2.378.435**	***1.859***	**1.805.593**	***7.379***
PASSIVO E PATRIMONIO NETTO					
Patrimonio netto					
Capitale	35	29.040	–	29.040	–
Riserve	35	1.014.430	–	923.821	–
Patrimonio netto di pertinenza della Capogruppo		1.043.470	–	952.861	–
Patrimonio netto di pertinenza di terzi	36	2.536	–	2.136	–
Totale patrimonio netto		**1.046.006**	**–**	**954.997**	**–**
Passività non correnti					
Prestiti obbligazionari	37	806.440	–	316.852	–
Altre passività finanziarie non correnti	37	77.746	–	56.654	–
Piani a benefici definiti	38	9.807	–	10.663	–
Fondi per rischi e oneri futuri	39	10.661	–	9.053	–
Imposte differite	21	87.853	–	72.375	–
Totale passività non correnti		**992.509**	**–**	**465.597**	**–**
Passività correnti					
Debiti verso banche	37	17.274	–	107.454	–
Altri debiti finanziari	37	25.101	–	25.843	–
Debiti verso fornitori	40	179.082	*8*	151.709	*1.012*
Debiti per imposte	42	75.809	*28.848*	59.266	*22.016*
Altre passività correnti	40	42.655	*41*	40.727	–
Totale passività correnti		**339.920**	***28.897***	**384.999**	***23.028***
Totale passività e patrimonio netto		**2.378.435**	***28.897***	**1.805.593**	***23.028***

Rendiconto finanziario consolidato

	Note	31 dicembre 2009 (€/000)	31 dicembre 2008 (€/000)
Utile operativo		235.618	195.387
Rettifiche per riconciliare l'utile operativo al flusso di cassa:			
Ammortamenti	14	25.406	19.301
Plusvalenze da cessioni di immobilizzazioni		(49)	(6.471)
Svalutazioni immobilizzazioni materiali	23-24-28	506	204
Accantonamenti fondi	38-39	5.314	3.293
Utilizzo di fondi	38-39	(5.984)	(5.868)
Altre voci che non determinano movimenti di cassa		(1.027)	(1.921)
Variazione capitale circolante netto operativo		46.451	(859)
Altre variazioni di attività e passività non finanziarie		8.179	6.649
Imposte sul reddito pagate		(43.026)	(38.201)
Flusso di cassa generato (assorbito) da attività operative		**271.388**	**171.514**
Acquisizione di immobilizzazioni materiali ed immateriali (*)	23-24-28	(61.133)	(48.108)
Interessi passivi capitalizzati	23	(73)	–
Proventi da cessioni di immobilizzazioni materiali		3.450	8.704
Acconti verso fornitori di immobilizzazioni	31	2.967	6.834
Acquisizione marchi	26-27	(1.582)	(2.100)
Acquisizione di società o quote in società controllate	8	(439.503)	(84.474)
Debiti finanziari accollati	8	1.575	11.024
Interessi attivi incassati		6.202	9.494
Dividendi ricevuti		55	148
Altre variazioni		(947)	193
Flusso di cassa generato (assorbito) da attività di investimento		**(488.989)**	**(98.287)**
Emissione *private placement* Redfire Inc.	37	171.643	–
Emissione Eurobond Capogruppo	37	345.196	–
Accensione *Term and revolving loan facility*	8	421.893	–
Accensione altri finanziamenti a medio-lungo termine		389	–
Rimborso *private placement* Redfire Inc.	37	(8.561)	(8.386)
Rimborso *Term and revolving loan facility*	8	(421.893)	–
Altri rimborsi di debiti a medio-lungo termine	37	(4.563)	(4.743)
Variazione netta dei debiti verso banche a breve termine	37	(90.778)	(17.272)
Interessi passivi pagati		(38.547)	(25.415)
Variazione altri debiti e crediti finanziari		(1.081)	1.880
Vendita e acquisto azioni proprie	43	(6.446)	(4.510)
Dividendi pagati agli azionisti di minoranza		–	(686)
Variazione netta dei titoli	29	(155.185)	(3.103)
Dividendo pagato dalla Capogruppo	35	(31.701)	(31.829)
Flusso di cassa generato (assorbito) da attività di finanziamento		**180.367**	**(94.065)**
Differenze cambio su capitale circolante netto operativo		(10.927)	11.513
Altre differenze cambio e altri movimenti di patrimonio netto		5.238	(17.923)
Differenze cambio e altri movimenti di patrimonio netto		**(5.689)**	**(6.409)**
Variazione netta disponibilità e mezzi equivalenti: aumento (diminuzione)		**(42.924)**	**(27.247)**
Disponibilità e mezzi equivalenti all'inizio del periodo	33	172.558	199.805
Disponibilità e mezzi equivalenti alla fine del periodo	33	129.636	172.558

(*) Le acquisizioni di immobilizzazioni materiali e immateriali sono esposte al netto dei contributi in conto capitale incassati nell'esercizio. Per ulteriori dettagli si rimanda alla nota 41 – Contributi in conto capitale.

Variazioni di patrimonio netto consolidato

	Note	Attribuito agli azionisti della Capogruppo					Patrimonio netto di terzi	Patrimonio netto totale
		Capitale (€/000)	Riserva legale (€/000)	Utili a nuovo (€/000)	Altre riserve (€/000)	Totale (€/000)	(€/000)	(€/000)
Saldo al 1 gennaio 2009		29.040	5.808	953.817	(35.803)	952.861	2.136	954.997
Distribuzione dividendi agli azionisti	35	–	–	(31.701)	–	(31.701)	–	(31.701)
Acquisto quote di terzi		–	–	–	–	–	–	–
Acquisto azioni proprie	35	–	–	(13.374)	–	(13.374)	–	(13.374)
Vendita azioni proprie	35	–	–	6.928	–	6.928	–	6.928
Stock option	35	–	–	1.523	3.069	4.592	–	4.592
Utile del periodo		–	–	137.112	–	137.112	377	137.489
Altri utili (perdite) complessivi		–	–	–	(12.949)	(12.949)	23	(12.926)
Totale utile complessivo		**–**	**–**	**137.112**	**(12.949)**	**124.163**	**400**	**124.564**
Saldo al 31 dicembre 2009		**29.040**	**5.808**	**1.054.304**	**(45.683)**	**1.043.470**	**2.536**	**1.046.006**

	Attribuito agli azionisti della Capogruppo					Patrimonio netto di terzi	Patrimonio netto totale
	Capitale (€/000)	Riserva legale (€/000)	Utili a nuovo (€/000)	Altre riserve (€/000)	Totale (€/000)	(€/000)	(€/000)
Saldo al 1 gennaio 2008	29.040	5.808	863.848	(22.070)	876.626	1.928	878.555
Distribuzione dividendi agli azionisti	–	–	(31.829)	–	(31.829)	–	(31.829)
Acquisto azioni proprie	–	–	(4.510)	–	(4.510)	–	(4.510)
Stock option	–	–	–	3.879	3.879	–	3.879
Utile del periodo	–	–	126.547	–	126.547	199	126.746
Altri utili (perdite) complessivi	–	–	(239)	(17.613)	(17.852)	8	(17.844)
Totale utile complessivo	**–**	**–**	**126.308**	**(17.613)**	**108.695**	**207**	**108.902**
Saldo al 31 dicembre 2008	**29.040**	**5.808**	**953.817**	**(35.803)**	**952.861**	**2.136**	**954.997**

NOTE AL BILANCIO CONSOLIDATO

1. Informazioni generali

Davide Campari-Milano S.p.A. è una società con sede legale in Italia, in Via Franco Sacchetti 20, 2099 Sesto San Giovanni (Milano), le cui azioni sono quotate al Mercato Telematico di Borsa Italiana.

La Società è registrata presso il registro delle imprese di Milano REA 1112227.

Davide Campari-Milano S.p.A. è controllata da Alicros S.p.A., che è a sua volta controllata da Fincorus S.p.A.

Il Gruppo è presente in 190 paesi con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Europa continentale; vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*.

Nel segmento *spirit* spiccano marchi di grande notorietà internazionale come Campari, SKYY Vodka, Wild Turkey e Cynar e marchi *leader* in mercati locali tra cui Aperol, Campari Soda, GlenGrant, Ouzo 12, Zedda Piras, Dreher, Old Eight e Drury's.

Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, Mondoro, Riccadonna, Sella & Mosca e Teruzzi & Puthod.

Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda con la relativa estensione di gamma.

Il bilancio consolidato del Gruppo per l'esercizio chiuso al 31 dicembre 2009 è stato approvato il 30 marzo 2010 dal Consiglio di Amministrazione della Capogruppo Davide Campari-Milano S.p.A. che ne ha, quindi, autorizzato la pubblicazione.

Il Consiglio di Amministrazione mantiene la possibilità di modificarlo, qualora intervenissero eventi successivi rilevanti che ne richiedano il cambiamento, fino alla data dell'assemblea della Capogruppo.

Il bilancio è presentato in Euro, che è la moneta corrente della Capogruppo e di molte sue controllate.

2. Criteri di redazione

Il bilancio consolidato al 31 dicembre 2009 è stato redatto in conformità agli *International Financial Reporting Standards* ('IFRS'), emessi dall'*International Accounting Standard Board* ('IASB') e omologati dall'Unione Europea, includendo tra questi anche tutti i principi contabili internazionali rivisti ('IAS') e tutte le interpretazioni dell'*International Financial Reporting Interpretation Committee* ('IFRIC'), precedentemente denominate *Standing Interpretations Commitee* ('SIC').

Il bilancio è stato redatto in base al principio del costo, a eccezione degli strumenti finanziari derivati, delle attività biologiche e delle nuove acquisizioni, iscritti al *fair value*.

Il valore contabile delle attività e passività che sono oggetto di operazioni di copertura del *fair value*, che sarebbero altrimenti iscritte al costo, è rettificato per tenere conto delle variazioni del *fair value* attribuibili al rischio oggetto di copertura.

I valori esposti nelle presenti note di commento, se non diversamente indicato, sono espressi in migliaia di Euro.

Principi di consolidamento

Il bilancio consolidato comprende le situazioni economico-patrimoniali della Capogruppo e delle società controllate italiane e estere sulle quali la Capogruppo esercita, direttamente o indirettamente, il controllo così come definito dallo IAS 27 - Bilancio consolidato.

Tali situazioni contabili, predisposte per il consolidamento, la cui data di chiusura coincide con quella della Capogruppo, sono state redatte secondo i principi contabili internazionali adottati dal Gruppo.

Le società sottoposte a controllo congiunto o sulle quali viene esercitata un'influenza notevole sono consolidate con il metodo del patrimonio netto.

Forma e contenuto

Il Gruppo presenta il conto economico classificato per destinazione e lo stato patrimoniale basato sulla divisione tra attività e passività correnti e non correnti.

Si ritiene che questa rappresentazione rifletta al meglio gli elementi che hanno determinato il risultato economico del Gruppo, nonché la sua struttura patrimoniale e finanziaria.

Nel contesto di tale conto economico per destinazione, all'interno del risultato operativo sono stati identificati separatamente quei proventi e oneri derivanti da operazioni che non si ripetono frequentemente nella gestione ordinaria del *business*, quali, a esempio, le plusvalenze/minusvalenze da cessione di partecipazioni, i costi di ristrutturazione ed eventuali altri proventi/oneri non ricorrenti.

La definizione di 'non ricorrente' è conforme a quella identificata dalla Comunicazione Consob del 28 luglio 2006 (DEM/6064296).

Si precisa che nel corso del 2009 il Gruppo non ha posto in essere operazioni atipiche e/o inusuali, nell'accezione prevista dalla medesima Comunicazione, secondo cui sono operazioni atipiche e/o inusuali quelle operazioni che per significatività/rilevanza, natura delle controparti, oggetto della transazione, modalità di determinazione del prezzo di trasferimento e tempistica dell'accadimento (prossimità alla chiusura dell'esercizio) possono dare luogo a dubbi in ordine: alla correttezza/completezza dell'informazione in bilancio, al conflitto d'interesse, alla salvaguardia del patrimonio aziendale, alla tutela degli azionisti di minoranza.

Il rendiconto finanziario è stato redatto sulla base del metodo indiretto.

Area di consolidamento

Nel corso del 2009 sono intervenute le seguenti variazioni nell'area di consolidamento:

- il 13 marzo 2009 il Gruppo ha acquisito il 99,25% del capitale di CJSC 'Odessa Sparkling Wine Company', con sede a Odessa, Ucraina;
- il 10 aprile 2009 è stato acquistato il restante 50% di M.C.S. S.c.a.r.l., con sede a Bruxelles, operante in Belgio e Lussemburgo; a seguito di tale acquisizione la percentuale di possesso del Gruppo è salita al 100% e, conseguentemente, la società, a partire da tale data, è stata consolidata con il metodo dell'integrazione globale; il 29 giugno 2009 la società ha inoltre modificato la propria forma giuridica passando da società cooperativa (S.c.a.r.l) a società a responsabilità limitata (S.p.r.l.);
- nell'ambito dell'operazione di acquisto di Wild Turkey, sono state costituite, a maggio 2009, Rare Breed Distilling, LLC, con sede a Wilmington, USA e, a luglio, Campari Australia Pty Ltd., con sede a Sydney, Australia;
- il 2 aprile 2009, Campari Finance Teoranta è stata chiusa a seguito del completamento del processo di liquidazione; ciò ha comportato un onere nel conto economico consolidato di €427 migliaia.
- il 29 dicembre 2009 Prolera LDA è stata liquidata, senza effetti sul conto economico dell'esercizio.

Relativamente agli effetti generati dalle acquisizioni, si rimanda al paragrafo 8 – Aggregazioni aziendali.

Inoltre il 5 novembre 2009 il Gruppo ha acquisito il residuo 30% di Sabia S.A., portando la propria partecipazione al 100%; tale modifica non ha comportato impatti sull'area di consolidamento in quanto si è trattato di un esercizio di opzioni *call/put* la cui passività era già inclusa nel bilancio dell'esercizio precedente; si rimanda alla nota 37 – Passività finanziarie, per un riepilogo degli effetti collegati a questo esercizio.

Le tabelle che seguono mostrano l'elenco delle imprese incluse nell'area di consolidamento al 31 dicembre 2009.

		Capitale 31 dicembre 2009		% posseduta dalla Capogruppo		
Denominazione, attività	Sede	Valuta	Importo	Diretta	Indiretta	Azionista diretto
CAPOGRUPPO						
Davide Campari-Milano S.p.A., società *holding* e di produzione,	Via Franco Sacchetti 20, Sesto San Giovanni	€	29.040.000			
IMPRESE CONTROLLATE CONSOLIDATE CON IL METODO INTEGRALE						
Italia						
Campari Italia S.p.A., società commerciale	Via Franco Sacchetti 20, Sesto San Giovanni	€	1.220.076	100,00		
Sella & Mosca Commerciale S.r.l., società commerciale	Località I Piani, Alghero	€	100.000		100,00	Sella & Mosca S.p.A.
Sella & Mosca S.p.A., società di produzione, commerciale e *holding*	Località I Piani, Alghero	€	15.726.041	12,00	88,00	Zedda Piras S.p.A. (88%), Davide Campari-Milano S.p.A. (12%)
Turati Ventisette S.r.l., società inattiva	Via Franco Sacchetti 20, Sesto San Giovanni	€	20.000	100,00		
Zedda Piras S.p.A., società di produzione, commerciale e *holding*	Piazza Attilio Deffenu 9, Cagliari (sede operativa Alghero)	€	16.276.000	100,00		
Europa						
Campari Austria GmbH, società commerciale	Naglergasse 1/Top 13 A, Wien	€	500.000		100,00	DI.CI.E. Holding B.V.
Campari Deutschland GmbH, società commerciale	Bajuwarenring 1, Oberhaching	€	5.200.000		100,00	DI.CI.E. Holding B.V.
Campari Finance Belgium S.A, società finanziaria	Avenue de la Métrologie, 10, Bruxelles	€	246.926.407	26,00	74,00	Davide Campari-Milano S.p.A. (26%), Glen Grant Ltd. (39%), DI.CI.E. Holding B.V.(35%)
Campari France, società di produzione	15 ter, Avenue du Maréchal Joffre, Nanterre	€	2.300.000		100,00	DI.CI.E. Holding B.V.
Campari International S.A.M., società commerciale	7 Rue du Gabian, Monacó	€	180.000.000		100,00	DI.CI.E. Holding B.V.
Campari Schweiz A.G., società commerciale	Lindenstrasse 8, Baar	CHF	2.000.000		100,00	DI.CI.E. Holding B.V.
CJSC 'Odessa Sparkling Wine Company', società di produzione e commerciale	36, Frantsuzky Boulevard, Odessa	UAH	13.041.016		99,25	Rotarius Holding B.V.
DI.CI.E. Holding B.V., società *holding*	Atrium, Strawinskylaan 3105, Amsterdam	€	15.015.000		100,00	
Glen Grant Distillery Company Ltd., società di produzione e commerciale	Glen Grant Distillery, Rothes, Morayshire	GBP	1.000.000		100,00	Glen Grant Ltd.
Glen Grant Ltd., società *holding*	Glen Grant Distillery, Rothes, Morayshire	GBP	24.949.000		100,00	DI.CI.E. Holding B.V.
Glen Grant Whisky Company Ltd., società *dormant* (*)	Glen Grant Distillery, Rothes, Morayshire	GBP	1.000.000		100,00	DI.CI.E. Holding B.V.

Denominazione, attività	Sede	Capitale 31 dicembre 2009 Valuta	 Importo	% posseduta dalla Capogruppo Diretta	 Indiretta	 Azionista diretto
Kaloyiannis-Koutsikos Distilleries S.A., società di produzione e commerciale	6 & E Street, A' Industrial Area, Volos	€	8.884.200		100,00	O-Dodeca B.V.
M.C.S. S.p.r.l., società commerciale	Millenium Park, Avenue de la Métrologie 10, Bruxelles	€	1.009.872		100,00	DI.CI.E. Holding B.V. (85%), Campari Austria GmbH (15%)
O-Dodeca B.V., società *holding*	Atrium, Strawinskylaan 3105, Amsterdam	€	2.000.000		75,00	DI.CI.E. Holding B.V.
Old Smuggler Whisky Company Ltd., società di produzione e commerciale	Glen Grant Distillery, Rothes, Morayshire	GBP	1.000.000		100,00	Glen Grant Ltd.
Rotarius Holding B.V., società *holding*	Strawinskylaan 3105, 1077 ZX, Amsterdam	€	18.015		100,00	DI.CI.E. Holding B.V.
Société Civile du Domaine de Lamargue, società di produzione e commerciale	Domaine de la Margue, Saint Gilles	€	6.793.200		100,00	Sella & Mosca S.p.A.
Americhe						
Cabo Wabo, LLC, società commerciale	One Beach Street, Suite 300, San Francisco	US$	2.312.525		80,00	Redfire, Inc.
Campari Argentina S.R.L., società commerciale	Avenida Alicia Moreau de Justo 1120, Piso 4, Oficina 404-A, Buenos Aires	ARS	11.750.000		100,00	DI.CI.E. Holding B.V. (95%), Campari do Brasil (5%)
Campari do Brasil Ltda., società di produzione e commerciale	Alameda Rio Negro 585, Edificio Demini, Conjunto 62, Alphaville - Barueri - SP	BRL	218.631.059		100,00	
Destiladora San Nicolas, S.A. de C.V., società di produzione e commerciale	Hidalgo n° 1225, Col. Americana, C.P. 44200, Guadalajara, Jalisco	MXN	25.000.000		100,00	DI.CI.E. Holding B.V.
Gregson's S.A., società proprietaria di marchi	Andes 1365, Piso 14, Montevideo	UYU	175.000		100,00	Campari do Brasil Ltda.
Rare Breed Distilling, LLC, società di produzione e commerciale	Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware (Sede operativa Lawrenceburg)	US$	400.000.000	(**)	100,00	Redfire, Inc.
Red Fire Mexico, S. de R.L. de C.V., società commerciale	Agustin Yañez No. 2613-1ª-113, Col. Arcos Vallarta Sur, Guadalajara, Jalisco	MXN	1.254.250		80,00	DI.CI.E. Holding B.V.
Redfire, Inc., società *holding*	State of Delaware, City of Wilmington, County of New Castle (sede operativa San Francisco)	US$	566.321.274	(**)		100,00
Sabia S.A., società di produzione e commerciale	Av. Corrientes, 222 - 3rd floor, Buenos Aires	ARS	40.164.000		100,00	DI.CI.E. Holding B.V.
Skyy Spirits, LLC, società commerciale	One Beach Street, Suite 300, San Francisco	US$	54.897.000		100,00	Redfire, Inc.
Altri						
Campari (Beijing) Trading Co. Ltd., società commerciale	Xingfu Dasha Building, block B, room 511, n° 3 Dongsanhuan BeiLu, Chaoyang District, Beijing	RMB	25.189.930		100,00	DI.CI.E. Holding B.V.

Denominazione, attività	Sede	Capitale 31 dicembre 2009 Valuta	Importo	% posseduta dalla Capogruppo Diretta	Indiretta	Azionista diretto
Campari Australia Pty Ltd., società commerciale	C/o KPMG - 10 Shelley Street, Sydney	AU$	2.000.000		100,00	DI.CI.E. Holding B.V.
Campari Japan Ltd., società commerciale	6-17-15, Jingumae Shibuya-ku, Tokyo	JPY	3.000.000		100,00	DI.CI.E. Holding B.V.
Qingdao Sella & Mosca Winery Co. Ltd., società di produzione e commerciale	8 Pingu Horticultural Farm, Yunshan County, Pingdu City, Qingdao, Shandong Province	RMB	24.834.454		93,67	Sella & Mosca S.p.A.

Denominazione, attività	Sede	Capitale 31 dicembre 2009 Valuta	Importo	% posseduta dalla Capogruppo Diretta	Indiretta	Azionista diretto
Altre partecipazioni						
Fior Brands Ltd., società commerciale (*)	c/o Ernst & Young - Ten George Street, Edinburgh	GBP	100	50,00	DI.CI.E. Holding B.V.	patrimonio netto
Focus Brands Trading (India) Private Ltd., società di produzione e commerciale	Chamber No. 1517, 15th Floor, Devika Towers, 6, Nehru Place, New Delhi	INR	115.998.250	26,00	DI.CI.E. Holding B.V.	patrimonio netto
International Marques V.o.f., società commerciale	Nieuwe Gracht 11, Haarlem	€	210.000	33,33	DI.CI.E. Holding B.V.	patrimonio netto

(*) società in liquidazione.
(**) incluse contribuzioni in conto capitale.

Imprese controllate

Tutte le imprese controllate sono consolidate con il metodo integrale.

Tale metodo prevede che le attività e le passività, gli oneri e i proventi delle imprese consolidate siano assunti integralmente nel bilancio consolidato; il valore contabile delle partecipazioni è eliminato a fronte della corrispondente frazione di patrimonio netto delle imprese partecipate, attribuendo ai singoli elementi dell'attivo e del passivo patrimoniale il loro valore corrente alla data di acquisizione del controllo.

L'eventuale differenza residua, se positiva, è iscritta alla voce dell'attivo Avviamento; se negativa, è rilevata a conto economico.

Le quote del patrimonio netto e dell'utile di competenza dei soci di minoranza sono iscritte in apposite voci del bilancio; la quota di patrimonio netto dei soci di minoranza è determinata sulla base dei valori correnti attribuiti alle attività e passività alla data di assunzione del controllo, escluso l'eventuale avviamento a essi riferibile.

Imprese collegate, a controllo congiunto e joint-venture

Queste società sono valutate nel bilancio consolidato con il metodo del patrimonio netto, a partire dalla data in cui inizia l'influenza notevole o il controllo congiunto fino al momento in cui lo stesso cessa di esistere.

Qualora l'eventuale quota di pertinenza del Gruppo delle perdite della collegata ecceda il valore contabile della partecipazione in bilancio, si procede ad azzerare il valore della partecipazione e la quota delle ulteriori perdite non è rilevata, a eccezione e nella misura in cui il Gruppo abbia l'obbligo di risponderne.

Transazioni eliminate nel processo di consolidamento

Nella redazione del bilancio consolidato, gli utili e le perdite non ancora realizzati, derivanti da operazioni fra società del Gruppo, sono eliminati, così come le partite che danno origine a debiti e crediti, costi e ricavi tra le società incluse nell'area di consolidamento.

Gli utili e le perdite non realizzati generati su operazioni con imprese collegate o a controllo congiunto sono eliminati in funzione del valore della quota di partecipazione del Gruppo in quelle imprese.

I dividendi incassati da società consolidate sono eliminati.

Criteri e cambi applicati nella conversione dei bilanci

La conversione in Euro dei bilanci espressi in valute diverse dalla moneta di conto è effettuata come segue:

- le poste del conto economico sono convertite ai cambi medi dell'esercizio, mentre le poste dello stato patrimoniale sono convertite ai cambi di fine esercizio; le differenze cambio derivanti dall'applicazione del diverso criterio per la conversione in Euro delle poste di natura reddituale e patrimoniale sono imputate alla riserva del patrimonio netto Riserva conversione valuta, sino alla cessione della partecipazione;
- le differenze cambio di conversione risultanti dal raffronto tra il patrimonio netto iniziale convertito ai cambi correnti e il medesimo convertito ai cambi correnti dell'esercizio precedente sono anch'esse imputate alla Riserva conversione valuta.

Nella redazione del rendiconto finanziario consolidato sono stati utilizzati i tassi medi di cambio per convertire i flussi di cassa delle imprese controllate estere.

I cambi applicati nelle operazioni di conversione sono i seguenti.

	31 dicembre 2009		31 dicembre 2008	
	Cambio medio	Cambio finale	Cambio medio	Cambio finale
Dollaro USA	1,3933	1,4406	1,4706	1,3917
Franco Svizzero	1,5099	1,4836	1,5871	1,4850
Real Brasiliano	2,7706	2,5113	2,6745	3,2436
Peso Uruguayano	31,3993	28,2891	30,6205	33,9046
Renminbi Cinese	9,5174	9,8350	10,2247	9,4956
Sterlina Inglese	0,8911	0,8881	0,7965	0,9525
Rupia Indiana	67,3080	67,0400	63,7012	67,6360
Yen Giapponese	130,2344	133,1600	152,3306	126,1400
Peso Argentino	5,2019	5,4619	4,6409	4,8044
Peso Messicano	18,7841	18,9223	16,2967	19,2333
Dollaro Australiano	1,7749	1,6008	–	–
Hryvnia Ucraina	11,1190	11,5642	–	–

3. Sintesi dei principi contabili applicati

Attività immateriali

Le attività immateriali includono le attività prive di consistenza fisica, identificabili, controllate dall'impresa e in grado di produrre benefici economici futuri, nonché l'avviamento quando acquisito a titolo oneroso.

Le attività immateriali acquistate sono iscritte nell'attivo, secondo quanto disposto dallo IAS 38 – Attività immateriali, quando è probabile che l'uso dell'attività genererà benefici economici futuri e quando il costo dell'attività può essere determinato in modo attendibile.

Tali attività, se acquistate separatamente, sono iscritte al costo d'acquisto comprensivo di tutti gli oneri accessori a essi imputabili.

Le attività prodotte internamente, a eccezione dei costi di sviluppo, non sono capitalizzate e si rilevano nel conto economico dell'esercizio in cui sono sostenute.

Le attività immateriali acquisite attraverso operazioni di aggregazioni aziendali sono capitalizzate al *fair value* alla data di acquisizione.

Le attività immateriali a vita definita sono ammortizzate a quote costanti in ogni esercizio in relazione con la loro residua vita utile, generalmente su 3 anni, tenuto conto anche dell'importo delle perdite per riduzione di valore cumulato.

Il periodo di ammortamento delle attività immateriali a vita definita è rivisto almeno a ogni chiusura di esercizio al fine di verificare eventuali cambiamenti nella loro vita utile, che, se identificati, saranno considerati come cambiamenti di stime.

I costi per progetti e studi di sviluppo sono integralmente spesati a conto economico nell'esercizio in cui sono sostenuti.

I costi promozionali e di pubblicità vengono riconosciuti a conto economico nel momento in cui la società accede al bene, se si tratta di acquisto di beni, o in cui il servizio è reso, se si tratta di acquisto di servizi.

I costi dei diritti di brevetto industriale, dei diritti di concessione, delle licenze e delle altre immobilizzazioni immateriali sono iscritti all'attivo dello stato patrimoniale solo se in grado di produrre benefici economici futuri per l'azienda; i suddetti costi sono ammortizzati in funzione della durata del loro sfruttamento, qualora essa sia definita, oppure sulla base della loro durata contrattuale.

Le licenze di *software* rappresentano il costo di acquisto delle licenze e l'eventuale costo esterno di consulenza o interno del personale necessario allo sviluppo; sono spesati nell'esercizio in cui si sostengono i costi interni o esterni relativi all'istruzione del personale e gli altri eventuali costi accessori.

L'avviamento e i marchi derivanti da acquisizioni, qualificabili come attività immateriali a vita indefinita, non sono oggetto di ammortamento; la recuperabilità del loro valore di iscrizione è verificata almeno annualmente e comunque quando si verificano eventi che fanno presupporre una riduzione del valore, adottando i criteri indicati al punto Perdita di valore delle attività (*impairment*).

Con riferimento all'avviamento, la verifica è effettuata a livello del più piccolo aggregato cui l'avviamento è riferibile e sulla base del quale il *management* valuta, direttamente o indirettamente, il ritorno dell'investimento che include l'avviamento stesso.

Le svalutazioni relative all'avviamento non possono più essere recuperate in periodi futuri.

Aggregazioni aziendali

Le aggregazioni aziendali sono contabilizzate usando il *purchase method*.

L'avviamento acquisito in una aggregazione aziendale è inizialmente misurato al costo rappresentato dall'eccedenza del costo dell'aggregazione aziendale, rispetto alla quota di pertinenza del Gruppo del valore equo netto delle attività, passività e passività potenziali identificabili (dell'acquisita).

Dopo la rilevazione iniziale, l'avviamento è misurato al costo al netto di riduzioni durevoli di valore cumulate.

Al fine di verificare la presenza di riduzioni durevoli di valore, l'avviamento acquisito in una aggregazione aziendale è allocato, dalla data di acquisizione, alle singole unità generatrici di flussi del Gruppo, o ai gruppi di unità generatrici di flussi che dovrebbero trarre beneficio dalle sinergie dell'aggregazione, indipendentemente dal fatto che altre attività o passività dell'acquisita siano assegnate a tali unità o raggruppamenti di unità.

Quando l'avviamento costituisce parte di una unità generatrice di flussi (gruppo di unità generatrici di flussi) e parte dell'attività interna a tale unità viene ceduta, l'avviamento associato all'attività ceduta è incluso nel valore contabile dell'attività per determinare l'utile o la perdita derivante dalla cessione.

L'avviamento ceduto in tali circostanze è misurato sulla base dei valori relativi dell'attività ceduta e della porzione di unità mantenuta in essere.

Immobilizzazioni materiali

Gli immobili, impianti e macchinari sono iscritti al costo di acquisto o di produzione, al lordo dei contributi in conto capitale eventualmente ricevuti e degli oneri di diretta imputazione e non sono rivalutati.

I costi sostenuti successivamente all'acquisto sono capitalizzati solo se incrementano i benefici economici futuri derivabili dall'utilizzo del bene stesso.

I costi di sostituzione di componenti identificabili di beni complessi sono imputati all'attivo patrimoniale e ammortizzati lungo la loro vita utile; il valore di iscrizione residuo della componente oggetto di sostituzione è imputato a conto economico; gli altri sono spesati a conto economico quando la spesa è sostenuta.

Gli oneri finanziari sostenuti a fronte di investimenti in attività per le quali normalmente trascorre un determinato periodo di tempo per rendere l'attività pronta per l'uso o per la vendita (*qualifying asset* ai sensi dello IAS 23 – Oneri finanziari) sono capitalizzati e ammortizzati lungo la vita utile della classe di beni cui essi si riferiscono.

Tutti gli altri oneri finanziari sono rilevati a conto economico quando sostenuti.

Le spese di manutenzione e riparazione ordinarie sono imputate a conto economico nell'esercizio in cui sono sostenute.

In presenza di obbligazioni attuali per lo smantellamento, la rimozione delle attività e la bonifica dei siti, il valore di iscrizione dell'attività include i costi stimati (attualizzati) da sostenere al momento dell'abbandono delle strutture, rilevati in contropartita a uno specifico fondo.

Le attività possedute mediante contratti di *leasing* finanziario, attraverso i quali sono sostanzialmente trasferiti sul Gruppo tutti i rischi e i benefici legati alla proprietà, sono riconosciute come attività del Gruppo al loro valore corrente o, se inferiore, al valore attuale dei pagamenti minimi dovuti per il *leasing*.

La corrispondente passività verso il locatore è rappresentata in bilancio tra i debiti finanziari.

I beni sono ammortizzati applicando il criterio e le aliquote sotto indicate.

Le locazioni nelle quali il locatore mantiene sostanzialmente tutti i rischi e i benefici legati alla proprietà dei beni sono classificati come *leasing* operativi e i relativi costi sono rilevati a conto economico lungo la durata del contratto.

Gli ammortamenti vengono sistematicamente determinati secondo quote costanti sulla base della vita utile stimata dei singoli cespiti, stabilita in conformità ai piani aziendali di utilizzo che considerano anche il degrado fisico e tecnologico tenuto conto del presumibile valore di realizzo stimato al netto delle spese di rottamazione.

Quando l'attività materiale è costituita da più componenti significative aventi vite utili differenti, l'ammortamento è effettuato per ciascuna componente.

Il valore da ammortizzare è rappresentato dal valore di iscrizione ridotto del presumibile valore netto di cessione al termine della sua vita utile, se significativo e ragionevolmente determinabile.

Non sono oggetto di ammortamento i terreni, anche se acquistati congiuntamente a un fabbricato, nonché le attività materiali destinate alla cessione che sono valutate al minore tra il valore di iscrizione e il loro *fair value* al netto degli oneri di dismissione.

Le aliquote sono le seguenti:

- immobili strumentali e costruzioni leggere: 3%-5%
- impianti e macchinari: 10%-25%
- mobili, macchine d'ufficio e macchine elettroniche: 10%-30%
- automezzi e autoveicoli: 20%-40%
- attrezzature varie: 20%-30%

L'ammortamento cessa alla più recente tra la data in cui l'attività è classificata come posseduta per la vendita, in conformità all'IFRS 5, e la data in cui l'attività viene eliminata contabilmente.

Un bene materiale viene eliminato dal bilancio al momento della vendita o quando non sussistono benefici economici futuri dal suo uso o dismissione.

Eventuali utili o perdite sono inclusi nel conto economico nell'anno della suddetta eliminazione.

Contributi in conto capitale

I contributi in conto capitale sono rilevati quando sussiste la ragionevole certezza che tutte le condizioni previste per il loro ottenimento siano rispettate e il contributo sarà erogato.

Tale momento generalmente coincide con l'emissione del decreto di ammissione al beneficio.

I contributi in conto capitale che si riferiscono a immobilizzazioni materiali sono registrati come ricavi differiti e accreditati a conto economico lungo l'arco temporale corrispondente alla vita utile dell'attività di riferimento.

Perdita di valore delle attività (impairment)

Il Gruppo verifica, almeno annualmente, se vi siano indicatori tali da far supporre l'esistenza di una perdita di valore delle attività immateriali e materiali; se esistono tali indicazioni il Gruppo stima il valore recuperabile dell'attività a cui si riferiscono.

Inoltre, le attività immateriali a vita utile indefinita o non ancora disponibili per l'utilizzo sono sottoposte a verifica per riduzione di valore ogni anno o più frequentemente, ogniqualvolta vi sia un'indicazione che l'attività possa aver subito una perdita di valore.

La recuperabilità delle attività è verificata confrontando il valore di iscrizione con il relativo valore recuperabile, rappresentato dal maggiore tra il *fair value*, al netto degli oneri di dismissione, e il valore d'uso.

In assenza di un accordo di vendita vincolante, il *fair value* è stimato sulla base dei valori espressi da un mercato attivo, da transazioni recenti ovvero sulla base delle migliori informazioni disponibili per riflettere l'ammontare che si potrebbe ottenere dalla vendita del bene.

Il valore d'uso è determinato attualizzando i flussi di cassa attesi derivanti dall'uso del bene e, se significativi e ragionevolmente determinabili, quelli derivanti dalla sua cessione al termine della sua vita utile.

I flussi di cassa sono determinati sulla base di assunzioni ragionevoli e documentabili rappresentative della migliore stima delle future condizioni economiche che si verificheranno nella residua vita utile del bene, dando maggiore rilevanza alle indicazioni provenienti dall'esterno.

L'attualizzazione è effettuata a un tasso che tiene conto del rischio implicito nel settore di attività.

Quando non è possibile stimare il valore recuperabile di un singolo bene, il Gruppo stima il valore recuperabile dell'unità generatrice di flussi finanziari cui il bene appartiene.

Una perdita di valore è iscritta se il valore recuperabile di una attività è inferiore al valore contabile.

Tale perdita è rilevata a conto economico, a eccezione del caso cui l'attività sia stata precedentemente rivalutata, iscrivendo una riserva di patrimonio netto.

In tal caso la riduzione di valore è imputata in primo luogo alla riserva di rivalutazione.

Quando, successivamente, una perdita su attività, diverse dall'avviamento, viene meno o si riduce, il valore contabile dell'attività o dell'unità generatrice di flussi finanziari è incrementato sino alla nuova stima del valore recuperabile e non può eccedere il valore che sarebbe stato determinato se non fosse stata rilevata alcuna perdita per riduzione di valore.

Il ripristino di una perdita di valore è iscritto a conto economico, a meno che l'attività non sia stata iscritta precedentemente al proprio valore rivalutato, in tal caso il ripristino di valore è imputato in primo luogo alla riserva di rivalutazione.

Investimenti immobiliari

Gli immobili e i fabbricati posseduti al fine di conseguire canoni di locazione ('investimenti immobiliari') sono valutati al costo, al netto di ammortamenti e delle perdite per riduzione di valori accumulati.

L'aliquota di ammortamento dei fabbricati è pari al 3%, mentre i terreni non vengono ammortizzati.

Gli investimenti immobiliari sono eliminati dal bilancio quando sono ceduti o quando l'investimento è durevolmente inutilizzabile e non sono attesi benefici economici futuri dalla sua cessione.

Attività biologiche

Le attività biologiche sono valutate, alla rilevazione iniziale e a ogni data di bilancio, al loro *fair value* al netto dei costi stimati al punto di vendita.

Il relativo prodotto agricolo è valutato al costo che approssima il *fair value* al netto dei costi stimati al punto vendita al momento del raccolto.

Strumenti finanziari

Gli strumenti finanziari detenuti dal Gruppo sono rappresentati dalle voci di seguito descritte.

Le attività finanziarie includono le partecipazioni in società collegate e *joint-venture*, titoli correnti, crediti finanziari, rappresentati anche dal *fair value* positivo degli strumenti finanziari derivati, crediti commerciali e altri crediti, nonché le disponibilità liquide e mezzi equivalenti.

In particolare, le disponibilità liquide e mezzi equivalenti includono la cassa, i depositi bancari e titoli a elevata negoziabilità che possono essere convertiti in cassa prontamente e che sono soggetti a un rischio di variazione di valore non significativo.

La scadenza dei depositi e dei titoli inclusi in questa categoria è inferiore a 3 mesi.

I titoli correnti comprendono i titoli con scadenza a breve termine o titoli negoziabili che rappresentano investimenti temporanei di liquidità e che non rispettano i requisiti per essere classificati come mezzi equivalenti alle disponibilità.

Le passività finanziarie includono i debiti finanziari, rappresentati anche dal *fair value* negativo degli strumenti finanziari derivati, i debiti commerciali e gli altri debiti.

Le attività e le passività finanziarie, diverse dalle partecipazioni, sono contabilizzate secondo quanto stabilito dallo IAS 39 – Strumenti finanziari: rilevazione e valutazione, nelle seguenti categorie:

Strumenti finanziari a valore equo con variazioni imputate a conto economico

Tale categoria comprende tutti gli strumenti finanziari detenuti per la negoziazione e quelli designati al momento della prima rilevazione al valore equo con variazioni imputate a conto economico.

Gli strumenti finanziari detenuti per la negoziazione sono tutti quegli strumenti acquisiti ai fini di vendita nel breve termine; questa categoria include anche gli strumenti derivati che non soddisfano i requisiti previsti dallo IAS 39 per essere considerati di copertura.

Tali strumenti a valor equo con variazioni imputate a conto economico sono iscritti nello stato patrimoniale al valor equo, mentre i relativi utili e perdite sono rilevati a conto economico.

Investimenti detenuti fino alla scadenza

Le attività finanziarie correnti e i titoli detenuti con l'intento di mantenerli in portafoglio sino alla scadenza sono contabilizzati sulla base della data di negoziazione e, al momento della prima iscrizione in bilancio, sono valutati al costo di acquisizione, rappresentato dal *fair value* del corrispettivo iniziale dato in cambio, incrementato dei costi accessori alla transazione (ad esempio, commissioni, consulenze, *etc.*).

Il valore di iscrizione iniziale è successivamente rettificato per tener conto dei rimborsi in quota capitale, delle eventuali svalutazioni e dell'ammortamento, della differenza tra il valore di rimborso e il valore di iscrizione iniziale; l'ammortamento è effettuato sulla base del tasso di interesse interno effettivo rappresentato dal tasso che rende uguali, al momento della rilevazione iniziale, il valore attuale dei flussi di cassa attesi e il valore di iscrizione iniziale (cosiddetto metodo del costo ammortizzato).

Gli utili e le perdite sono rilevati a conto economico nel momento in cui l'investimento viene contabilmente eliminato o al manifestarsi di una perdita durevole di valore, oltre che al processo di ammortamento.

Finanziamenti e crediti

I finanziamenti e crediti sono strumenti finanziari non derivati con pagamenti fissi o determinabili che non sono quotati su un mercato attivo.

Dopo la rilevazione iniziale, tali strumenti sono valutati secondo il criterio del costo ammortizzato usando il metodo del tasso di sconto effettivo al netto di ogni accantonamento per perdita di valore.

Gli utili e le perdite sono iscritti a conto economico quando i finanziamenti e crediti sono contabilmente eliminati o al manifestarsi di perdite di valore, oltre che attraverso il processo di ammortamento.

Attività finanziarie disponibili per la vendita

Le attività finanziarie disponibili per la vendita, esclusi gli strumenti derivati, sono quelle designate come tali o non classificate in nessuna altra delle tre precedenti categorie.

Successivamente alla prima rilevazione, gli strumenti finanziari disponibili per la vendita sono valutati al *fair value*.

Qualora il prezzo di mercato non sia disponibile, il valore corrente degli strumenti finanziari disponibili per la vendita è misurato con le tecniche di valutazione più appropriate, quali, ad esempio, l'analisi dei flussi di cassa attualizzati, effettuata con le informazioni di mercato disponibili alla data di bilancio ovvero, in assenza di informazioni attendibili, sono mantenuti al costo.

Gli utili e le perdite su attività finanziarie disponibili per la vendita sono rilevati direttamente a patrimonio netto fino al momento in cui l'attività finanziaria è venduta o viene svalutata; in quel momento gli utili o le perdite cumulate, incluse quelle precedentemente iscritte a patrimonio netto, sono imputate a conto economico del periodo.

Perdita di valore di un'attività finanziaria

Il Gruppo valuta, almeno annualmente, se esistono indicatori che un'attività finanziaria o un gruppo di attività finanziarie possa aver subito una perdita di valore.

Un'attività finanziaria o un gruppo di attività finanziarie è svalutato solo se esiste un'evidenza oggettiva della perdita di valore come risultato di uno o più eventi che sono accaduti dopo la data di iscrizione iniziale dell'attività o del gruppo di attività e che hanno avuto un impatto, stimabile attendibilmente, sui futuri flussi di cassa generabili dall'attività o dal gruppo di attività stesso.

Cancellazione di attività e passività finanziarie

Un'attività finanziaria (o, ove applicabile, parte di un'attività finanziaria o parte di un gruppo di attività finanziarie simili) viene cancellata dal bilancio quando:

- i diritti a ricevere flussi finanziari dall'attività sono estinti;
- il Gruppo conserva il diritto a ricevere flussi finanziari dall'attività, ma ha assunto l'obbligo contrattuale di corrisponderli interamente e senza ritardi a una terza parte;
- il Gruppo ha trasferito il diritto a ricevere flussi finanziari dall'attività e (i) ha trasferito sostanzialmente tutti i rischi e benefici della proprietà dell'attività finanziaria oppure (ii) non ha trasferito né trattenuto sostanzialmente tutti i rischi e benefici dell'attività, ma ha trasferito il controllo della stessa.

Nei casi in cui il Gruppo abbia trasferito i diritti a ricevere flussi finanziari da un'attività e non abbia né trasferito né trattenuto sostanzialmente tutti i rischi e benefici o non abbia perso il controllo sulla stessa, l'attività viene rilevata nel bilancio del Gruppo, nella misura del suo coinvolgimento residuo dell'attività stessa.

Una passività finanziaria viene cancellata dal bilancio quando l'obbligo sottostante la passività è estinto, o annullato o adempiuto.

Nei casi in cui una passività finanziaria esistente è sostituita da un'altra dello stesso prestatore, a condizioni sostanzialmente diverse, oppure le condizioni di una passività esistente vengono sostanzialmente modificate, tale scambio o modifica viene trattata come una cancellazione contabile della passività originale e la rilevazione di una nuova passività, con iscrizione a conto economico di eventuali differenze tra i valori contabili.

Strumenti finanziari derivati e operazioni di copertura

Gli strumenti finanziari derivati sono utilizzati solamente con l'intento di copertura, al fine di ridurre il rischio di cambio e di tasso.

Coerentemente con quanto stabilito dallo IAS 39, gli strumenti finanziari derivati sono contabilizzati secondo

le modalità stabilite per l'*hedge accounting* solo quando, all'inizio della copertura, esiste la designazione formale e la documentazione della relazione di copertura stessa.

Si presume che la copertura sia altamente efficace: l'efficacia può essere attendibilmente misurata e la copertura stessa è altamente efficace durante i diversi periodi contabili per i quali è designata.

Tutti gli strumenti finanziari derivati sono misurati al valore equo, come stabilito dallo IAS 39.

Quando gli strumenti finanziari hanno le caratteristiche per essere contabilizzati in *hedge accounting*, si applicano i seguenti trattamenti contabili:

- *fair value hedge* – se uno strumento finanziario derivato è designato come copertura dell'esposizione alle variazioni del valore equo di una attività o di una passività di bilancio attribuibili a un particolare rischio che può determinare effetti sul conto economico, l'utile o la perdita derivante dalle successive valutazioni del valore equo dello strumento di copertura sono rilevati a conto economico; l'utile o la perdita sulla posta coperta, attribuibile al rischio coperto, è rilevata come parte del valore di carico di tale posta e in contropartita a conto economico;
- *cash flow hedge* – se uno strumento finanziario è designato come copertura dell'esposizione alla variabilità dei flussi di cassa futuri di un'attività o di una passività iscritta in bilancio o di una operazione prevista altamente probabile e che potrebbe avere effetti sul conto economico, la porzione efficace degli utili o delle perdite sullo strumento finanziario è rilevata nel patrimonio netto; l'utile o la perdita cumulati sono stornati dal patrimonio netto e contabilizzati a conto economico nello stesso periodo in cui l'operazione oggetto di copertura influenza il conto economico; l'utile o la perdita associati a una copertura o a quella parte della copertura diventata inefficace, sono iscritti a conto economico quando l'inefficacia è rilevata.

Se uno strumento di copertura o una relazione di copertura vengono chiusi, ma l'operazione oggetto di copertura non si è ancora realizzata, gli utili e le perdite cumulati, fino quel momento iscritti nel patrimonio netto, sono rilevati a conto economico nel momento in cui la relativa operazione si realizza.

Se l'operazione oggetto di copertura non è più ritenuta probabile, gli utili o le perdite non ancora realizzati sospesi a patrimonio netto sono rilevati a conto economico.

Se l'*hedge accounting* non può essere applicato, gli utili o le perdite derivanti dalla valutazione al valore corrente dello strumento finanziario derivato sono iscritti a conto economico.

In base allo IAS 39 – Strumenti finanziari: rilevazione e valutazione, un'operazione intragruppo prevista altamente probabile si qualifica come posta coperta in una relazione di *cash flow hedge* del rischio di cambio, nel caso in cui la transazione è effettuata in una valuta diversa da quella funzionale dell'impresa che ha effettuato la transazione e il bilancio consolidato è esposto al rischio di cambio.

Inoltre, se la copertura di un'operazione intragruppo prevista rispetta i requisiti per *l'hedge accounting*, ogni utile o perdita iscritta direttamente a patrimonio netto secondo le regole dello IAS 39 viene riclassificata a conto economico nel periodo in cui il rischio di cambio della transazione coperta manifesta i suoi effetti sul conto economico consolidato.

Azioni proprie

Le azioni proprie sono iscritte in riduzione del patrimonio netto.

Il costo originario delle azioni proprie e gli effetti economici derivanti dalle eventuali vendite successive sono rilevati come movimenti di patrimonio netto.

Rimanenze

Le rimanenze di materie prime, semilavorati e prodotti finiti sono valutate al minore tra il costo d'acquisto o di fabbricazione, determinato con il metodo del costo medio ponderato, e il valore di mercato.

I prodotti in corso di lavorazione sono iscritti al costo di acquisto delle materie prime utilizzate comprensivo del costo di fabbricazione effettivamente sostenuto alla fase di lavorazione raggiunta.

Le rimanenze di materie prime e semilavorati non più utilizzabili nel ciclo produttivo e le rimanenze di prodotti finiti non vendibili sono integralmente svalutate.

I pezzi di ricambio e le attrezzature per la manutenzione, di valore non rilevante e non utilizzabili in connessione a un solo elemento dell'attivo, sono iscritti come rimanenze e rilevate a conto economico al momento dell'utilizzo.

Attività non correnti destinate alla vendita

Le attività non correnti destinate alla vendita includono le attività immobilizzate (o gruppi di attività in dismissione) il cui valore contabile sarà recuperato principalmente attraverso la vendita, piuttosto che attraverso l'utilizzo continuativo, e la cui vendita è altamente probabile nel breve termine (entro 1 anno) e nelle condizioni in cui si si trovano le attività.

Le attività non correnti destinate alla vendita sono valutate al minore tra il valore netto contabile e il valore corrente, al netto dei costi di vendita.

Benefici ai dipendenti

Piani successivi al rapporto di lavoro

Le società del Gruppo garantiscono benefici successivi al rapporto di lavoro per i propri dipendenti sia direttamente, sia contribuendo a fondi esterni.

La modalità secondo cui questi benefici sono garantiti varia a seconda delle condizioni legali, fiscali e economiche di ogni paese in cui il Gruppo opera.

Le società del Gruppo garantiscono benefici successivi al rapporto di lavoro attraverso piani a contribuzione definita e/o piani a benefici definiti.

- Piani a benefici definiti

  L'obbligazione del Gruppo e il costo annuo rilevato a conto economico sono determinati da attuari indipendenti, utilizzando il metodo della proiezione unitaria del credito (*projected unit credit method*).

  Il valore netto cumulato degli utili e delle perdite attuariali è iscritto a conto economico.

  I costi relativi all'incremento del valore attuale dell'obbligazione, derivanti dall'avvicinarsi del momento del pagamento dei benefici, sono inclusi tra gli oneri finanziari.

- Piani a contribuzione definita

  Poiché il Gruppo assolve la sua obbligazione mediante il pagamento di contributi a un entità separata (un fondo), senza ulteriori obblighi, l'impresa iscrive per competenza le quote di contribuzione al fondo, a fronte delle prestazioni di lavoro dei dipendenti, senza provvedere ad alcun calcolo attuariale.

  Qualora alla data di chiusura del bilancio le quote contributive in oggetto siano già state versate, nessuna passività è iscritta in bilancio.

Piani retributivi sotto forma di partecipazione al capitale

Il Gruppo riconosce benefici addizionali a soggetti legati da un rapporto di lavoro dipendente, ad amministratori e a soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo, attraverso piani di partecipazione al capitale (*stock option*).

Secondo quanto stabilito dall'IFRS 2 – Pagamenti basati su azioni, l'ammontare complessivo del valore equo delle *stock option* alla data di assegnazione è rilevato, con l'incremento della rispettiva riserva di patrimonio, a conto economico come costo lungo il periodo che parte dal momento dell'assegnazione e termina alla data in cui i dipendenti interessati, amministratori e soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo maturano pienamente il diritto a ricevere il compenso.

Variazioni nel valore corrente successive alla data di assegnazione non hanno effetto sulla valutazione iniziale, mentre nel caso di modifiche nei termini del piano, costi addizionali sono iscritti per ogni modifica di piano che determina un incremento del valore corrente dell'opzione riconosciuta.

Nessun costo è riconosciuto nel caso in cui il diritto all'opzione non fosse vestito, mentre nel caso di cancellazione di un diritto, tale diritto è trattato come se fosse vestito alla data di cancellazione e ogni costo non ancora riconosciuto è immediatamente contabilizzato.

Il *fair value* delle *stock option è* rappresentato dal valore dell'opzione determinato applicando il modello Black-Scholes, che tiene conto delle condizioni di esercizio del diritto, del valore corrente dell'azione, della volatilità attesa e del tasso privo di rischio.

Il *fair value* delle *stock option* è rilevato con contropartita alla voce Riserva per *stock option*.

Il Gruppo ha applicato le disposizioni transitorie previste dall'IFRS 2 e quindi ha applicato il principio alle attribuzioni di *stock option* deliberate dopo il 7 novembre 2002 e non ancora maturate alla data di entrata in vigore dell'IFRS 2 (1 gennaio 2005).

L'effetto di diluizione delle opzioni non ancora esercitate è riflesso nel calcolo della diluizione dell'utile per azione.

Fondi rischi e oneri

Gli accantonamenti a fondi per rischi e oneri sono rilevati quando:

- è probabile l'esistenza di un'obbligazione attuale, legale o implicita, derivante da un evento passato;
- è probabile che l'adempimento dell'obbligazione sia oneroso;
- l'ammontare dell'obbligazione può essere stimato attendibilmente.

Gli accantonamenti sono iscritti al valore rappresentativo della migliore stima dell'ammontare che l'impresa razionalmente pagherebbe per estinguere l'obbligazione ovvero per trasferirla a terzi alla data di chiusura del periodo.

Quando l'effetto finanziario del tempo è significativo e le date di pagamento delle obbligazioni sono attendibilmente stimabili, l'accantonamento è oggetto di attualizzazione; l'incremento del fondo connesso al trascorrere del tempo è imputato a conto economico alla voce 'Proventi (oneri) finanziari'.

I fondi sono periodicamente aggiornati per riflettere le variazioni delle stime dei costi, dei tempi di realizzazione e del tasso di attualizzazione; le revisioni di stima dei fondi sono imputate nella medesima voce di conto economico che ha precedentemente accolto l'accantonamento ovvero, quando la passività è relativa a attività materiali (a esempio, smantellamento e ripristini), in contropartita all'attività a cui si riferisce.

Quando il Gruppo si aspetta che tutti o una parte dei fondi iscritti siano rimborsati da terzi, l'indennizzo è iscritto nell'attivo solo se è virtualmente certo e sia l'accantonamento che il relativo rimborso sono iscritti a conto economico.

Fondo ristrutturazione

Il Gruppo iscrive fondi ristrutturazione solo nel caso in cui esista un'obbligazione implicita di ristrutturazione, e esista un dettagliato programma formale per la ristrutturazione che abbia fatto sorgere nei confronti dei terzi interessati la valida aspettativa che l'impresa realizzerà la ristrutturazione, o perché ne ha già iniziato la realizzazione o perché ne ha già comunicato gli aspetti principali ai terzi interessati.

Iscrizione dei ricavi, dei proventi e degli oneri a conto economico

I ricavi sono rilevati nella misura in cui è probabile che affluiranno al Gruppo i benefici economici e il loro ammontare possa essere determinato in modo attendibile.

I ricavi sono rappresentati al valore equo del corrispettivo ricevuto, escludendo sconti, anche differiti, abbuoni, accise, resi e contributi promozionali.

In particolare:

- i ricavi derivanti dalla vendita di beni sono rilevati quando i rischi e i benefici connessi alla proprietà dei beni sono trasferiti all'acquirente e l'ammontare dei ricavi può essere attendibilmente determinato;
- i ricavi delle prestazioni di servizi sono rilevati quando i servizi sono resi; gli stanziamenti di ricavi relativi a servizi parzialmente resi sono rilevati con riferimento allo stadio di completamento dell'operazione alla data di bilancio, quando l'ammontare dei ricavi può essere attendibilmente stimato;
- i proventi e gli oneri di natura finanziaria sono riconosciuti in base alla competenza temporale;
- i contributi in conto capitale sono accreditati a conto economico in proporzione alla vita utile delle attività a cui si riferiscono;

- i dividendi sono rilevati alla data della delibera da parte dell'assemblea;
- gli affitti derivanti da investimenti immobiliari sono contabilizzati a quote costanti lungo la durata dei contratti di locazione in essere.

I costi sono riconosciuti a conto economico quando relativi a beni e servizi venduti o consumati nell'esercizio o per ripartizione sistematica ovvero quando non si possa identificare l'utilità futura degli stessi.

I costi del personale e dei servizi includono, coerentemente alla natura sostanziale di retribuzione che assumono, le *stock option* assegnate sia a soggetti legati da un rapporto di lavoro dipendente, sia a amministratori, sia a soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo a partire dal 2004; il costo è determinato con riferimento al *fair value* del diritto assegnato; la quota di competenza dell'esercizio è determinata *pro-rata temporis* lungo il periodo a cui è riferita l'incentivazione (cosiddetto *vesting period*).

I costi volti allo studio di prodotti o processi alternativi o, comunque, sostenuti per attività di ricerca o sviluppo tecnologico sono considerati costi correnti e imputati a conto economico nell'esercizio di sostenimento.

Imposte

Le imposte sul reddito correnti sono calcolate sulla base della stima del reddito imponibile e il debito relativo è rilevato alla voce Debiti per imposte.

I debiti e i crediti tributari per imposte correnti sono rilevati al valore che si prevede di pagare/recuperare alle/dalle autorità fiscali applicando le aliquote e la normativa fiscale vigenti o sostanzialmente approvate alla data di chiusura del periodo.

Le imposte correnti, relative alle poste iscritte direttamente a patrimonio netto, sono iscritte nel patrimonio netto.

Le altre imposte non correlate al reddito, come le tasse sugli immobili e sul capitale, sono incluse tra gli oneri operativi.

Le imposte differite e anticipate sono calcolate sulle differenze temporanee tra i valori delle attività e delle passività iscritte in bilancio e i corrispondenti valori riconosciuti ai fini fiscali con il *liability method*.

Le attività per imposte anticipate sono iscritte quando il loro recupero è probabile.

Le attività e le passività fiscali differite sono determinate in base alle aliquote fiscali che si prevede saranno applicabili, nei rispettivi ordinamenti dei paesi in cui il Gruppo opera, negli esercizi nei quali le differenze temporanee saranno realizzate o estinte.

Le attività e le passività fiscali correnti e differite sono compensate quando le imposte sul reddito sono applicate dalla medesima autorità fiscale, vi è un diritto legale di compensazione e i tempi di riversamento sono omogenei.

Le attività per imposte anticipate e le passività per imposte differite sono classificate tra le attività e le passività non correnti.

Il saldo della eventuale compensazione, effettuata solo nel caso in cui le imposte sul reddito sono applicate dalla medesima autorità fiscale e esiste un diritto legale alla compensazione, se attivo, è iscritto alla voce Imposte anticipate; se passivo, alla voce Imposte differite.

Operazioni in valuta estera (non oggetto di copertura con strumenti finanziari derivati)

I ricavi e i costi relativi a operazioni in valuta estera sono iscritti al cambio corrente del giorno in cui l'operazione è compiuta.

Le attività e passività monetarie in valuta estera sono convertite in Euro applicando il cambio corrente alla data di chiusura dell'esercizio con imputazione dell'effetto a conto economico.

Utile per azione

L'utile base per azione è calcolato dividendo il risultato economico del Gruppo per la media ponderata delle azioni in circolazione durante l'esercizio, escludendo le eventuali azioni proprie in portafoglio.

Ai fini del calcolo dell'utile (perdita) diluito per azione, la media ponderata delle azioni in circolazione è modificata assumendo la conversione di tutte le potenziali azioni aventi effetto diluitivo.

Anche il risultato netto del Gruppo è rettificato per tener conto degli effetti, al netto delle imposte, della conversione.

Uso di stime

La redazione del bilancio e delle relative note in applicazione degli IFRS richiede da parte del *management* l'effettuazione di stime e di assunzioni che hanno effetto sui valori delle attività e delle passività di bilancio e sull'informativa relativa a attività e passività potenziali alla data del bilancio.

I risultati che si consuntiveranno potrebbero differire da tali stime.

Le stime sono utilizzate per rilevare gli accantonamenti per rischi su crediti, per obsolescenza di magazzino, ammortamenti, svalutazioni di attivo, benefici ai dipendenti, imposte, fondi di ristrutturazione, altri accantonamenti e fondi.

I valori delle singole categorie sono esposti nelle note al bilancio.

Le stime e le assunzioni sono riviste periodicamente e gli effetti di ogni variazione sono riflesse a conto economico nel periodo in cui avviene la revisione della stima se tale revisione ha effetti solo su tale periodo, o anche nei periodi successivi se la revisione ha effetti sia sull'esercizio corrente che sugli esercizi futuri.

L'avviamento viene sottoposto a *impairment test*, su base annuale, per verificare eventuali perdite di valore.

I calcoli sono basati sui flussi finanziari attesi dalle unità generatrici di cassa a cui l'avviamento stesso è attribuito, desumibili da *budget* e piani pluriennali.

4. Variazione nei principi contabili

Principi contabili, emendamenti e interpretazioni applicati dal 1 gennaio 2009

I seguenti principi contabili, emendamenti e interpretazioni, rivisti anche a seguito del processo di *Improvement* annuale 2008 condotto dallo IASB, sono stati applicati per la prima volta dal Gruppo a partire dal 1 gennaio 2009.

- *Improvement* all'IFRS 2 – Condizioni di maturazione e cancellazione

  Tale modifica restringe la definizione di condizioni di maturazione (*vesting condition*) a una condizione che include un obbligo esplicito o implicito a fornire un servizio.

  Ogni altra condizione è una *non-vesting condition* e deve essere presa in considerazione per determinare il *fair value* dello strumento rappresentativo di capitale assegnato alla data di concessione del piano.

  Inoltre, l'emendamento chiarisce che, nel caso in cui il premio non maturi come conseguenza del fatto che non venga soddisfatta una *non-vesting condition* che è sotto il controllo dell'entità o della controparte, questo deve essere contabilizzato come una cancellazione.

  Il principio è stato applicato in modo retrospettico dal Gruppo a partire 1 gennaio 2009; tuttavia dalla sua applicazione non sono emersi effetti contabili, in quanto il Gruppo non ha intrapreso operazioni con pagamenti basati su azioni con condizioni diverse da quelle di servizio.

- *Improvement* all'IFRS 7 – Strumenti finanziari – informazioni integrative

  Il principio emendato, che deve esser applicato dal 1 gennaio 2009, richiede informazioni addizionali in relazione alla valutazione al *fair value* e al rischio di liquidità.

  Nel caso di valutazione al *fair value* si deve evidenziare un'informazione integrativa per livelli gerarchici su tre livelli per ogni classe di strumenti finanziari.

  Inoltre, gli emendamenti esplicitano quanto è richiesto in merito all'informativa sul rischi di liquidità con riferimento ai derivati e alle attività finanziarie utilizzate per la gestione della liquidità estera.

  L'informativa sul *fair value* è presentata nella nota 44 – Strumenti finanziari, mentre gli emendamenti non hanno influenzato in modo significativo l'informativa sul rischio di liquidità presentata nella stessa nota.

- IFRS 8 – Segmenti operativi

  Il 30 novembre 2006 lo IASB ha emesso il principio contabile IFRS 8 – Segmenti Operativi in sostituzione dello IAS 14 Informativa di Settore.

  Il nuovo principio contabile è entrato in vigore dal 1 gennaio 2009 e richiede di basare le informazioni riportate nell'informativa di settore sugli elementi che il *management* utilizza per prendere le proprie decisioni operative, quindi richiede l'identificazione dei segmenti operativi sulla base della reportistica interna che è regolarmente rivista dal *management* al fine dell'allocazione delle risorse ai diversi segmenti e al fine delle analisi di performance. L'adozione di questo principio non ha impatto sulla posizione finanziaria netta o sulla performance del Gruppo.

  I settori operativi determinati dal Gruppo in applicazione del nuovo principio sono i medesimi settori di attività precedentemente identificati in base allo IAS 14; si rimanda alla nota 10 – Settori operativi per ulteriori dettagli.

- IAS 1 Rivisto – Presentazione del bilancio

  La versione rivista dello IAS 1 – Presentazione del bilancio separa i cambiamenti intervenuti nel patrimonio netto in capo agli azionisti e ai non azionisti.

  Il prospetto delle variazioni del patrimonio netto include solo il dettaglio delle transazioni con azionisti, mentre tutte le variazioni relative a transazioni con non azionisti sono presentate in una riconciliazione di ciascun componente di patrimonio netto. Inoltre, il principio introduce il prospetto del *comprehensive income,* che contiene tutte le voci di ricavo e di costo di competenza del periodo registrate a conto economico e, in aggiunta, ogni altra voce di ricavo e costo rilevata direttamente a patrimonio netto.

  Il prospetto del *comprehensive income* può essere presentato in forma di un singolo prospetto o in due prospetti correlati. Il Gruppo ha applicato la versione rivista del principio a partire dal 1 gennaio 2009 in modo retrospettivo, scegliendo di presentare due prospetti separati denominati, rispettivamente'Conto economico consolidato' e 'Conto economico complessivo consolidato' e ha conseguentemente modificato la presentazione delle variazioni di patrimonio netto.

  Inoltre, nell'ambito del processo di '*Improvement*' agli IFRS, il 22 maggio 2008 lo IASB ha emesso un emendamento allo IAS 1 rivisto che richiede che le attività e passività derivanti da strumenti finanziari derivati designati come di copertura siano classificati distinguendo tra attività e passività correnti e non correnti.

  L'adozione di tale emendamento non ha comportato alcuna modifica alla presentazione delle poste relative alle attività e passività, in quanto la presentazione con distinzione tra correnti e non correnti effettuata dal Gruppo era già coerente con la richiesta dell'emendamento.

- *Improvement* allo IAS 19 – Benefici ai dipendenti

  La modifica allo IAS 19 – Benefici ai dipendenti chiarisce la definizione di costo/provento relativo alle prestazioni di lavoro passate.

  In caso di riduzione di un piano, l'effetto da imputarsi immediatamente a conto economico deve comprendere solo la riduzione di benefici relativamente a periodi futuri mentre l'effetto derivante da eventuali riduzioni legate a periodi di servizio passati deve essere considerato un costo negativo relativo alle prestazioni di lavoro passate.

  Tale modifica deve essere applicata in modo prospettico alle variazioni intervenute nei piani successivamente al 1 gennaio 2009.

  Si segnala che nessun effetto contabile è stato rilevato a seguito dell'adozione di tale emendamento.

  L'emendamento, inoltre, ha rielaborato la definizione di benefici a breve termine e a lungo termine e ha modificato la definizione di rendimento delle attività a servizio del piano, stabilendo che questa voce deve essere esposta al netto di eventuali oneri di amministrazione che non siano già inclusi nel valore dell'obbligazione.

  Il Gruppo ha adottato tale principio retrospettivamente dal 1 gennaio 2009, senza rilevare alcun effetto contabile in quanto la prassi del Gruppo era allineata a quanto stabilito nell'emendamento medesimo.

- *Improvement* allo IAS 20 – Contabilizzazione e informativa dei contributi pubblici

  La modifica allo IAS 20 – Contabilizzazione e informativa dei contributi pubblici stabilisce che i prestiti di enti pubblici concessi a un tasso di interesse inferiore a quello di mercato o gratuitamente devono essere

contabilizzati come se fossero stati emessi a tasso di mercato; la differenza tra l'ammontare ricevuto e il valore attualizzato è trattato come contributo pubblico e quindi deve seguire le regole di riconoscimento stabilite dallo IAS 20 e tali prestiti devono essere valutati in base a quanto stabilito nello IAS 39 – Strumenti finanziari.

Il Gruppo ha applicato il nuovo principio contabile dal 1 gennaio 2009 senza rilevare alcun effetto contabile dall'applicazione dell'*Improvement* in quanto non sono stati ottenuti finanziamenti agevolati a partire da tale data.

- IAS 23 Rivisto – Oneri finanziari

  Il principio rivisto richiede la capitalizzazione degli oneri finanziari sostenuti a fronte di investimenti in attività per cui normalmente trascorre un determinato periodo di tempo per rendere l'attività pronta per l'uso o per la vendita (*qualifying asset*), rimuovendo la possibilità di rilevare a conto economico gli oneri finanziari sostenuti a fronte di tali investimenti.

  Inoltre, nell'ambito del processo di *Improvement* 2008 lo IASB ha rivisitato la definizione di oneri finanziari, definendoli come quegli interessi passivi calcolati usando il metodo del tasso di interesse effettivo in accordo con lo IAS 39.

  Il Gruppo, in conformità con quanto richiesto in fase di transizione dallo IAS 23, ha applicato il nuovo principio contabile in modo prospettico dal 1 gennaio 2009 e ha modificato le sue procedure di contabilizzazione per accogliere sia la rivisitazione della definizione di oneri finanziari, sia la modifica di criterio contabile.

  Nel corso dell'esercizio 2009, sono stati capitalizzati come attività in corso di costruzione Euro 76 migliaia di oneri finanziari (Nota 23 – Immobilizzazioni materiali).

- *Improvement* allo IAS 28 – Partecipazioni in imprese collegate

  La modifica, da applicare in modo prospettico, stabilisce che nel caso di partecipazioni valutate con il metodo del patrimonio netto l'eventuale perdita di valore non deve essere allocata alle singole attività (e in particolare all'eventuale *goodwill*) che compongono il valore di carico della partecipazione, ma al valore della partecipazione nel suo complesso.

  Pertanto, in presenza di condizioni per un successivo ripristino di valore, tale ripristino deve essere riconosciuto integralmente.

  Nel corso del 2009 non è stato rilevato alcun effetto contabile, in quanto tale fattispecie non si è presentata.

  Tale *improvement* ha anche modificato alcune richieste di informazioni per le partecipazioni in imprese collegate e *joint-venture* valutate al *fair value* in accordo con lo IAS 39, modificando contestualmente anche lo IAS 31 – Partecipazioni in *joint-venture* ed emendando l'IFRS 7 – Strumenti finanziari: informazioni integrative e lo IAS 32 – Strumenti finanziari: presentazione. Tali modifiche, peraltro, riguardano una fattispecie non presente alla data del presente bilancio.

- *Improvement* allo IAS 41 – Agricoltura

  La modifica amplia il concetto di attività agricola includendo, oltre alla trasformazione delle attività biologiche per la loro vendita, anche il raccolto e la trasformazione delle attività biologiche in prodotti agricoli.

  Inoltre, nel caso il Gruppo utilizzi il metodo del valore attuale dei flussi finanziari attesi dall'attività per determinare il suo *fair value*, l'attualizzazione ai tassi correnti di mercato deve considerare l'effetto fiscale.

  Tali modifiche non hanno comportato alcun effetto contabile per il Gruppo.

Principi contabili, emendamenti e interpretazioni applicabili dal 1 gennaio 2009 non rilevanti per il Gruppo

I seguenti emendamenti ed interpretazioni, applicabili dal 1 gennaio 2009, disciplinano fattispecie non rilevanti per il Gruppo alla data del presente bilancio

- *Improvement* allo IAS 16 – Immobili impianti e macchinari

  La modifica allo IAS 16 – Immobili, impianti e macchinari stabilisce che le imprese il cui *business* caratteristico è il *renting* devono riclassificare nel magazzino i beni che cessano di essere locati e sono destinati alla vendita; conseguentemente, i corrispettivi derivanti dalla loro cessione devono essere riconosciuti come ricavi. I corrispettivi pagati per costruire o acquistare beni da locare ad altri, nonché i

corrispettivi incassati dalla successiva vendita di tali beni costituiscono, ai fini del rendiconto finanziario, disponibilità generate o assorbite dalle operazioni del periodo.

- *Improvement* allo IAS 29 – Economie iperinflazionate

  La modifica cambia il riferimento all'eccezione di misurare attività e passività al costo storico, indicando che le categorie di attività che devono o possono essere valutate al *fair value* sono più ampie di quelle fornite nell'ambito del medesimo principio.

- Improvement *allo IAS 32 – Strumenti finanziari: Presentazione e allo IAS 1 – Presentazione del bilancio – Strumenti finanziari puttable ed obbligazioni derivanti dalla loro liquidazione*

  La modifica allo IAS 32 permette la classificazione di alcuni strumenti finanziari 'a vendere' e obbligazioni che insorgono al momento della liquidazione come strumenti di capitale se ricorrono determinate condizioni.

  La modifica allo IAS 1 richiede che nelle note esplicative vengano fornite alcune informazioni relative alle opzioni 'a vendere' classificate come capitale.

- *Improvement* allo IAS 36 – Perdite di valore di attività

  La modifica prevede che nel caso in cui il metodo di attualizzazione dei flussi di cassa (DCF) è utilizzato per stimare il '*fair value* al netto dei costi di vendita', informazioni addizionali, relative al tasso di sconto, al tasso di crescita applicato e al periodo di proiezione del piano devono essere riportate.

  Tali informazioni sono le stesse richieste nel caso in cui il DCF è utilizzato per stimare il 'valore in uso'.

- *Improvement* allo IAS 39 – Strumenti finanziari: rilevazione e valutazione

  Si chiarisce che, se i derivati designati come strumenti di copertura non lo sono più in un momento successivo alla loro rilevazione iniziale, queste non sono riclassificazioni.

  La modifica prevede inoltre la definizione del tasso di rendimento effettivo di uno strumento finanziario al termine di una relazione di copertura del *fair value*.

- *Improvement* allo IAS 40 – Investimenti immobiliari

  La modifica stabilisce che gli investimenti immobiliari in corso di costruzione rientrano nell'ambito di applicazione dello IAS 40, anziché dello IAS 16.

  Se il *fair value* non fosse determinabile, l'investimento in corso di costruzione dovrebbe essere misurato al costo fino al momento in cui tale *fair value* diventi misurabile o la costruzione sia completata.

L'IFRIC ha, inoltre, emesso le seguenti interpretazioni, anch'esse riguardanti fattispecie e casistiche non presenti all'interno del Gruppo:

- IFRIC 13 – Programmi di fidelizzazione dei clienti: richiede che i punti a premio riconosciuti ai propri clienti nell'ambito di un programma di fidelizzazione debbano essere contabilizzati come componente separata delle vendite nelle quali vengono assegnati; una parte del *fair value* del corrispettivo di vendita deve essere allocata ai punti fedeltà e differita; questa sarà successivamente riconosciuta come ricavo nell'esercizio in cui avviene il riscatto dei punti.
- IFRIC 15 – Contratti per la costruzioni di immobili: fornisce le linee guida per definire gli ambiti di applicazione dello IAS 11 Commesse e dello IAS 18 – Ricavi.
- IFRIC 16 – Copertura di una partecipazione in un'impresa estera: da applicarsi in via prospettica, fornisce le linee guida per la contabilizzazione di una copertura di un investimento netto. L'interpretazione fornisce:

  – indicazioni in merito all'identificazione dei rischi di cambio determinanti per l'applicazione dell'*hedge accounting* in caso di copertura di un investimento netto in una gestione estera;

  – indicazioni in merito a chi, nell'ambito di un Gruppo, possa detenere strumenti per la copertura di un investimento netto;

  – la modalità, secondo la quale un'entità debba quantificare, considerando sia l'investimento netto che lo strumento di copertura, l'utile o la perdita su cambi che deve essere rigirato all'atto del disinvestimento.

Principi contabili, emendamenti ed interpretazioni non ancora applicabili e non adottati in via anticipata dal Gruppo

- *IFRS 3 Aggregazioni aziendali e allo IAS 27R Bilancio consolidato e separato.*

  I due principi rivisti sono stati omologati il 10 gennaio 2008 ed entreranno in vigore dal 1 luglio 2009 per tutti i bilanci con esercizio che inizia dopo tale data, pertanto per il Gruppo saranno applicabili dal 1 gennaio 2010.

  L'IFRS 3 introduce alcuni cambiamenti significativi nella contabilizzazione delle *business combination* che avranno effetti sulla valutazione degli interessi non di controllo, sulla contabilizzazione dei costi di transizione, sulla rilevazione iniziale e la successiva valutazione degli eventuali pagamenti integrativi (*contingent consideration*) e sulle aggregazioni aziendali realizzate in più fasi.

  Questi cambiamenti avranno un impatto sull'importo del *goodwill* rilevato, sul risultato dell'esercizio in cui avviene l'acquisizione e sui risultati degli esercizi successivi.

  Lo IAS 27 richiede che un cambiamento nella quota di partecipazione detenuta in una controllata, senza perdita di controllo, sia contabilizzato come un'*equity transaction* e pertanto deve avere contropartita a patrimonio netto.

  Di conseguenza, questo cambiamento non avrà impatto sul *goodwill*, e non darà origine né a utili né a perdite.

  Inoltre, il principio emendato introduce cambiamenti nella contabilizzazione di una perdita registrata da una controllata così come della perdita di controllo della controllata.

  I cambiamenti introdotti dai principi IFRS 3R e IAS 27R dovranno essere applicati in maniera prospettica e avranno impatti sulle future acquisizioni e transazioni con azionisti di minoranza.

- *Improvement* all'IFRS 5 – Attività non correnti destinate alla vendita e attività operative cessate

  La modifica al principio, introdotta dal processo di *improvement* condotto dallo IASB nel 2008 e applicabile per tutti gli esercizi che inizieranno dopo il 1 luglio 2009, sarà applicabile al Gruppo in modo prospettico dal 1 gennaio 2010.

  Tale emendamento chiarisce che, quando una controllata è detenuta per la vendita, tutte le attività e passività della partecipata devono essere classificate come detenute per la vendita, se la controllante ha intrapreso un programma di vendita delle controllata che comporta la perdita del controllo.

  Questo prescindendo dal fatto che, dopo la vendita, venga conservata una partecipazione di minoranza nella partecipata.

  Il Gruppo ritiene che l'applicazione di questo emendamento non avrà impatti sul proprio bilancio, in quanto non sono previsti alla data del presente bilancio programmi di dismissione.

- *Improvement* allo IAS 39 – Strumenti finanziari: rilevazione e valutazione – Strumenti di copertura ammessi

  La modifica, emessa dallo IASB il 31 luglio 2008 e applicabile per tutti i bilanci con esercizio che inizia dopo il 1 luglio 2009, sarà, pertanto, applicabile dal 1 gennaio 2010.

  L'emendamento chiarisce che ad un'entità è consentito designare una porzione delle variazioni del *fair value* o dei flussi di cassa di uno strumento finanziario come elemento coperto e include anche la designazione dell'inflazione come rischio coperto o come porzione del rischio in particolari situazioni.

  Il Gruppo ritiene che tale emendamento non avrà impatto sulla sua posizione finanziaria o sulla sua *performance*, perché non utilizza tali coperture.

- IFRIC 17 – Distribuzione di attività non liquide agli azionisti

  Tale interpretazione, emessa dall'IFRIC il 27 novembre 2008 è applicabile in modo prospettico per gli esercizi che iniziano dal 1 luglio 2009.

  Essa fornisce indicazione sulla contabilizzazione e valutazione dei dividendi non liquidi distribuiti agli azionisti.

  In particolare, il momento in cui deve essere contabilizzata la passività verso gli azionisti per dividendi da distribuire deve coincidere con quello in cui essi sono adeguatamente approvati (approvazione da parte dell'assemblea); la determinazione del valore del dividendo in natura deve avvenire considerando il *fair*

value dei beni al momento in cui diventa obbligatoria la contabilizzazione della relativa passività verso gli azionisti.

La differenza tra il dividendo pagato e il valore netto contabile delle attività utilizzate per il pagamento deve essere riconosciuto a conto economico.

Il Gruppo ritiene che l'applicazione dell'IFRIC 17 non avrà impatti sul proprio bilancio, in quanto in passato non vi sono state distribuzioni di attività non liquide.

- IFRIC 18 – Trasferimento di attività dai clienti

  Tale interpretazione, emessa dall'IFRIC il 29 gennaio 2009 è applicabile in modo prospettico dal 1 gennaio 2010.

  L'interpretazione, che non è applicabile al Gruppo, chiarisce il trattamento contabile relativo agli accordi nei quali un'entità riceve da un cliente un oggetto o un impianto di proprietà che la società deve utilizzare sia per connettere il cliente ad una rete sia per fornire accesso al cliente ad una fornitura di merci o servizi.

Il 16 aprile 2009 lo IASB ha emesso un insieme di modifiche agli IFRS ('*improvement*'); di seguito vengono citate quelle indicate dallo IASB come variazioni che comporteranno un cambiamento nella presentazione, riconoscimento e valutazione delle poste di bilancio, tralasciando invece quelle che determineranno solo variazioni terminologiche o cambiamenti editoriali con effetti minimi in termini contabili, o quelle che hanno effetto su principi o interpretazioni non applicabili al Gruppo:

- IFRS 2 – Pagamenti basati su azioni: l'emendamento, che deve essere applicato dal 1 gennaio 2010 (è consentita l'adozione in via anticipata) ha chiarito che, avendo l'IFRS 3 modificato la definizione di aggregazione aziendale, il conferimento di un ramo d'azienda per la formazione di una *joint-venture* o l'aggregazione di imprese o rami d'azienda in entità a controllo congiunto non ricadono nell'ambito di applicabilità dell'IFRS 2.
- IFRS 5 – Attività non correnti possedute per la vendita ed attività operative cessate: l'emendamento, che deve essere applicato dal 1 gennaio 2010, chiarisce che le informazioni integrative richieste in relazione alle attività non correnti, ai gruppi in dismissione classificati come posseduti per la vendita o relative ad attività operative cessate, sono solo quelle richieste dall'IFRS 5; l'informativa richiesta da altri IFRS si applica solo se specificamente richiesta con riferimento a questi tipi di attività non correnti o attività operative cessate.
- IFRS 8 – Settori operativi: l'emendamento, che deve essere applicato dal 1 gennaio 2010, chiarisce che le attività e passività riferite al settore operativo devono essere presentate solo se fanno parte della reportistica utilizzata dal più alto livello decisionale.
- IAS 1 – Presentazione del bilancio: l'emendamento, che deve essere applicato dal 1 gennaio 2010, modifica la definizione di attività corrente; ai fini della classificazione come corrente/non corrente di una passività diviene irrilevante la presenza di un'opzione di conversione correntemente esercitatile in strumenti di patrimonio netto.
- IAS 7 – Rendiconto finanziario: l'emendamento, che deve essere applicato dal 1 gennaio 2010, richiede che solo i flussi di cassa derivanti da spese che risultino nel riconoscimento di un'attività nella situazione patrimoniale finanziaria possano essere classificati nel rendiconto finanziario come derivanti da attività di investimento, mentre i flussi di cassa derivanti da spese che non risultino nel riconoscimento di un'attività debbano essere classificati come derivanti dall'attività operativa.
- IAS 17 – *Leasing*: l'emendamento, che deve essere applicato dal 1 gennaio 2010, prevede che le condizioni generali previste dallo IAS 17 ai fini della classificazione del contratto come *leasing* finanziario o operativo si applicheranno anche ai terreni in locazione, indipendentemente dall'ottenimento del titolo di proprietà al termine del contratto; pertanto tutti i terreni, oggetto di contratti di *leasing* già in essere e non ancora scaduti alla data d'adozione dell'emendamento, dovranno essere valutati separatamente, con l'eventuale riconoscimento retrospettivo di un nuovo *leasing* contabilizzato come se il relativo contratto avesse natura finanziaria.
- IAS 36 – Riduzione di valore delle attività: l'emendamento, che deve essere applicato in modo prospettico dal 1 gennaio 2010, richiede che ogni unità operativa o gruppo di unità operative sulle quali è allocato il *goodwill* ai fini del test di *impairment* non abbia dimensioni maggiori di un segmento operativo così come

definito dal paragrafo 5 dell'IFRS 8, prima dell'aggregazione consentita dal paragrafo 12 del medesimo IFRS sulla base di caratteristiche economiche similari o di altri elementi di similitudine.

- IAS 38 – Attività immateriali: l'emendamento, che deve essere applicato in modo prospettico dal 1 gennaio 2010, è una conseguenza dalla modifica dell'IFRS 3 operata nel 2008 e chiarisce le tecniche di valutazione da utilizzare per valutare il *fair value* delle attività immateriali per le quali non esiste un mercato attivo di riferimento; tali tecniche includono sia la stima dei flussi di cassa netti attualizzati originati dall'attività, sia la stima dei costi che l'impresa ha evitato di sostenere possedendo l'attività e quindi non dovendola ottenere tramite contratto di licenza, sia la stima dei costi necessari a sostituirla.
- IAS 39 – Strumenti finanziari: rilevazione e valutazione: l'emendamento, che deve essere applicato in modo prospettico dal 1 gennaio 2010, restringe l'eccezione di non applicabilità prevista dal paragrafo 2(g) dello IAS 39 ai contratti *forward* tra un acquirente e un azionista venditore ai fini della vendita di un'impresa ceduta in un'aggregazione aziendale a una futura data di acquisizione, qualora il completamento dell'aggregazione aziendale non dipenda da ulteriori azioni delle due parti, ma solo dal trascorrere di un congruo periodo di tempo; ricadono nell'ambito di applicazione dello IAS 39 i contratti di opzione che consentono ad una delle due parti di avere il controllo sul realizzarsi o meno di eventi futuri il cui esercizio comporterebbe il controllo di un'impresa.
- IFRIC 9 – Rideterminazione del valore dei derivati incorporati: l'emendamento, che deve essere applicato in modo prospettico dal 1 gennaio 2010 esclude dall'ambito di applicabilità dell'IFRIC 9 i derivati impliciti in contratti acquisiti nel corso di aggregazioni aziendali al momento della formazione di imprese a controllo congiunto o di *joint-venture*. Inoltre richiede che l'entità valuti, sulla base delle circostanze esistenti nel momento in cui essa diventa parte del contratto la prima volta, se i derivati incorporati debbano essere separati dal contratto primario quando l'entità riclassifica uno strumento ibrido dalla categoria a valore equo con variazioni a conto economico. È possibile fare una successiva rideterminazione solo nel caso intervenga una modifica delle condizioni del contratto che incida significativamente sui flussi finanziari che altrimenti sarebbero richiesti dal contratto.
- *Improvement* all'IFRS 2 – Pagamenti basati su azioni: pagamenti basati su azioni di Gruppo regolati per cassa; la modifica, emessa nel mese di giugno 2009 e applicabile dal 1 gennaio 2010, non è ancora stata omologata alla data del presente bilancio. L'emendamento, oltre a chiarire l'ambito di applicazione dell'IFRS 2 e le relazioni con gli altri principi, stabilisce che la società che riceve beni o servizi nell'ambito di piani di pagamento basati su azioni deve contabilizzare tali beni e servizi indipendentemente da quale società del Gruppo regola la transazione e dal fatto che il regolamento avvenga mediante cassa o in azioni. L'emendamento specifica, poi che una società deve valutare i beni o servizi ricevuti nell'ambito di una transazione regolata per cassa o in azioni dal proprio punto di vista, che potrebbe non coincidere con quello del gruppo e col relativo ammontare riconosciuto nel bilancio consolidato. Con la pubblicazione di tale emendamento, che incorpora le linee-guida precedentemente incluse nell'IFRIC 8 – Ambito di applicazione dell'IFRS 2 e nell'IFRIC 11 – IFRS 2 – Transazioni relative ad azioni del gruppo e ad azioni proprie lo IASB ha ritirato l'IFRIC 8 e l'IFRIC 11.
- *Improvement* allo IAS 32 – Strumenti finanziari: Presentazione: Classificazione dei diritti emessi; la modifica, emessa il 8 ottobre 2009 è già stata omologata e è applicabile in modo retrospettivo dal 1 gennaio 2011. L'emendamento chiarisce come contabilizzare taluni diritti quando gli strumenti emessi sono denominati in una valuta diversa da quella funzionale dell'emittente. Se tali strumenti sono offerti proporzionalmente a tutti gli azionisti per un importo fisso di disponibilità liquide, è opportuno che siano classificati come strumenti rappresentativi di capitale anche se il loro prezzo di esercizio è denominato in una valuta diversa da quella funzionale dell'emittente.
- *Improvement* allo IAS 24 – Informativa di bilancio sulle parti correlate; la modifica, emessa il 4 novembre 2009 e applicabile dal 1 gennaio 2011, non è ancora stata omologata alla data del presente bilancio. L'emendamento semplifica le informazioni da fornire nel caso di transazioni con parti correlate controllate dallo Stato.
- *Improvement* all'IFRIC 14 . Versamenti anticipati a fronte di una clausola di contribuzione minima dovuta; La modifica, emessa il 26 novembre 2009 e applicabile dal 1 gennaio 2011, non è ancora stata omologata alla data del presente bilancio. L'emendamento permette il riconoscimento come attività dei versamenti anticipati di una contribuzione minima dovuta.

- *Improvement* all'IFRIC 19 – Estinzione di una passività attraverso emissione di strumenti di capitale; la modifica, emessa il 26 novembre 2009 e applicabile dal 1 gennaio 2011, non è ancora stata omologata alla data del presente bilancio. L'emendamento stabilisce che se un'impresa rinegozia con il suo creditore, che accetta, l'estinzione di una passività finanziaria tramite l'emissione di azioni dell'impresa, tali azioni diventano parte del prezzo pagato e devono essere valutate a *fair value*. Inoltre il differenziale tra il valore contabile della passività finanziaria originale e il *fair value* delle azioni deve essere imputato a conto economico.

IFRS 9 – Strumenti finanziari; il principio, emesso il 12 novembre 2009 e applicabile dal 1 gennaio 2013, non è ancora stato omologato alla data del presente bilancio. Tale pubblicazione rappresenta la prima parte di un processo per fasi che ha lo scopo di sostituire interamente lo IAS 39.

5. Stagionalità dell'attività

Alcuni dei prodotti del Gruppo sono soggetti a una maggiore stagionalità delle vendite rispetto ad altri, come conseguenza delle differenti abitudini o modalità di consumo.

In particolare, le vendite di *soft drink* tendono a essere concentrate nei mesi più caldi, da maggio a settembre; inoltre, la variabilità della temperatura nei mesi estivi può influire sensibilmente sul livello delle vendite di un anno rispetto al precedente.

Altri prodotti, come i vini spumanti, in alcuni paesi presentano una forte concentrazione delle vendite in alcuni periodi dell'anno (principalmente le festività natalizie).

In questo caso non ci sono fattori esogeni che possono impattare sulle vendite, ma il rischio commerciale per il Gruppo è comunque più elevato, in quanto il risultato ottenuto in due soli mesi determina il risultato di vendita dell'anno intero.

In generale, la diversificazione del portafoglio prodotti del Gruppo, tra *spirit*, *soft drink* e *wine* e la ripartizione geografica delle vendite, attenuano sensibilmente i rischi legati alla stagionalità.

6. Rischio di *default*: *negative pledge* e *covenant* sul debito

I contratti relativi ai prestiti obbligazionari della Capogruppo e ai *private placement* di Redfire, Inc. prevedono *negative pledge* e *covenant*.

Le clausole di *negative pledge* mirano a limitare la possibilità per il Gruppo di concedere significativi diritti a terzi su *asset* del Gruppo stesso; in particolare questi contratti stabiliscono vincoli specifici per quanto riguarda la dismissione e il rilascio di garanzie su immobilizzazioni.

I *covenant* includono l'obbligo per il Gruppo di rispettare determinati livelli di indici finanziari, il più significativo dei quali mette in relazione l'indebitamento netto con alcuni livelli di redditività consolidata.

In caso di mancato rispetto delle clausole sopra descritte, dopo un periodo di osservazione nel quale tali violazioni non siano state sanate, il Gruppo può essere chiamato al pagamento del debito residuo.

Il valore di tali rapporti è monitorato dal Gruppo alla fine di ogni trimestre e, a oggi, risulta essere ampiamente sotto le soglie che determinerebbero l'inadempimento contrattuale.

7. Riclassifiche

Nel 2008, il Gruppo ha perfezionato l'acquisizione del 100% di Destiladora San Nicolas, S.A. de C.V.

Nel corso del 2009, si è provveduto all'allocazione definitiva dei valori dell'acquisizione, pubblicati al 31 dicembre 2008. Vengono pertanto espresse di seguito le riclassifiche effettuate sui dati di stato patrimoniale dell'esercizio chiuso al 31 dicembre 2008, mentre si segnala che l'allocazione in questione non ha avuto impatti sul conto economico, essendo stata realizzata nell'ultimo mese dell'esercizio.

(€/000)	Dati pubblicati al 31 dicembre 2008	Riclassifiche	Dati riclassificati
ATTIVO			
Immobilizzazioni materiali nette	176.486	3.499	179.985
Attività biologiche	18.018	–	18.018
Investimenti immobiliari	666	–	666
Avviamento e marchi	920.315	(373)	919.941
Attività immateriali a vita definita	5.105	–	5.105
Partecipazioni in società collegate e *joint venture*	1.101	–	1.101
Imposte anticipate	14.362	–	14.362
Altre attività non correnti	7.473	–	7.473
Totale attività non correnti	**1.143.525**	**3.126**	**1.146.651**
Rimanenze	165.717	(125)	165.592
Crediti commerciali	272.096	(498)	271.598
Crediti finanziari, quota a breve	4.093	–	4.093
Disponibilità liquide e mezzi equivalenti	172.558	–	172.558
Altri crediti	32.447	(17)	32.430
Totale attività correnti	**646.912**	**(640)**	**646.272**
Attività non correnti destinate alla vendita	12.670	–	12.670
Totale attività	**1.803.107**	**2.486**	**1.805.593**
PASSIVO E PATRIMONIO NETTO			
Capitale	29.040	–	29.040
Riserve	923.821	–	923.821
Patrimonio netto di pertinenza della Capogruppo	952.861	–	952.861
Patrimonio netto di pertinenza di terzi	2.136	–	2.136
Totale patrimonio netto	**954.997**	**–**	**954.997**
Prestiti obbligazionari	316.852	–	316.852
Altre passività finanziarie non correnti	56.654	–	56.654
Piani a benefici definiti	10.663	–	10.663
Fondi per rischi e oneri futuri	9.013	40	9.053
Imposte differite	69.486	2.889	72.375
Altre passività non correnti	–	–	
Totale passività non correnti	**462.668**	**2.929**	**465.597**
Debiti verso banche	107.454	–	107.454
Altri debiti finanziari	25.843	–	25.843
Debiti verso fornitori	152.145	(436)	151.709
Debiti per imposte	59.273	(7)	59.266
Altre passività correnti	40.727	–	40.727
Totale passività correnti	**385.442**	**(443)**	**384.999**
Totale passività e patrimonio netto	**1.803.107**	**2.486**	**1.805.593**

8. Aggregazioni aziendali (acquisizioni)

Acquisizioni 2009

Nel corso del primo semestre 2009 il Gruppo ha finalizzato le seguenti acquisizioni: Wild Turkey e CJSC 'Odessa Plant of Sparkling Wines'.

Inoltre, è stata acquistata la residua partecipazione del 50% in M.C.S. S.c.a.r.l.; a seguito di tale acquisizione la percentuale di possesso del Gruppo è salita al 100%.

L'esborso di cassa totale, comprensivo degli oneri accessori, è stato di €434,7 milioni, al netto della cassa acquisita (€0,9 milioni).

Ai fini della riconciliazione con il rendiconto finanziario consolidato, si consideri che la voce 'acquisizione di società e quote societarie' del rendiconto include anche l'acquisto della partecipazione residua in Sabia S.A. per €1,9 milioni e un aggiustamento prezzo (€1,3 milioni) sull'acquisizione di Destiladora San Nicolas, S.A. de C.V effettuata nel 2008.

Inoltre, le acquisizioni del 2009 hanno portato un onere derivante dall'accollo di debiti finanziari delle società acquisite per €1,6 milioni.

Il tasso di cambio esposto nelle seguenti operazioni è quello alla data del closing delle singole operazioni.

Wild Turkey

Il 29 maggio 2009 il Gruppo ha finalizzato l'acquisizione del ramo d'azienda di Wild Turkey dal Gruppo Pernod Ricard.

Il business acquisito include principalmente i brand Wild Turkey e American Honey, la distilleria Wild Turkey in Kentucky, Stati Uniti, nonché le scorte di liquido in invecchiamento e prodotti finiti.

Il prezzo finale dell'acquisizione, comprensivo degli oneri accessori direttamente attribuibili all'operazione, è pari a US$ 583,7 milioni (€ 418,4 milioni al cambio della data di acquisizione).

Il prezzo include costi accessori direttamente attribuibili all'operazione per US$ 4,7 milioni (€3,6 milioni al cambio della data di acquisizione). Inoltre, a fine anno il Gruppo vanta un credito residuo di US$ 2,8 milioni verso i venditori per aggiustamenti prezzo.

L'acquisizione è stata inizialmente finanziata mediante ricorso a indebitamento bancario per US$ 300 milioni (€230 milioni) da parte della Capogruppo e di Campari Finance Belgium S.A. e per US$ 275 milioni da parte di Redfire, Inc.

La restante quota è stata finanziata da Redfire, Inc. tramite mezzi propri.

Alla fine del primo semestre, Redfire, Inc. ha rimborsato l'indebitamento sopra esposto attingendo alle risorse finanziarie derivanti da un *private placement* collocato sul mercato statunitense il 18 giugno 2009, per US$ 250 milioni, e, per la parte restante, da mezzi propri. Successivamente, la Capogruppo ha emesso un Eurobond per €350 milioni che hanno permesso di rimborsare l'indebitamento proprio e di Campari Finance Belgium S.A.

Il *fair value* delle attività e passività di Wild Turkey alla data di acquisto, determinato sulla base di una perizia redatta da un terzo indipendente, è esposto nella tabella che segue.

	Valore di libro (€/000)	*Fair value* alla data dell'acquisizione (€/000)
Marchi	–	130.905
Altre immobilizzazioni materiali e immateriali	33.054	67.265
Totale attivo immobilizzato	**33.054**	**198.170**
Rimanenze	121.951	79.107
Altri crediti	2.089	–
Totale attivo corrente	**124.040**	**79.107**
Totale attivo	**157.094**	**277.277**

	Valore di libro (€/000)	*Fair value* alla data dell'acquisizione (€/000)
Fondi rischi	–	878
Piani a benefici definiti	–	113
Totale passivo non corrente	**–**	**991**
Debiti commerciali	7.477	5.751
Altri debiti	657	487
Totale passivo corrente	**8.134**	**6.238**
Totale passivo	**8.134**	**7.229**
Attività nette acquisite		270.048
Avviamento generato dall'acquisizione		148.393
Costo di acquisto		418.441
di cui		
Prezzo pagato in contanti, inclusi oneri accessori		420.358
Differenza prezzo da ricevere dal venditore		1.917

Il *business* acquisito ha contribuito per €51,1 milioni alle vendite del Gruppo e per €7,2 milioni al risultato netto.

Se il *business* fosse stato consolidato dall'inizio dell'esercizio, l'effetto sulle vendite nette sarebbe stato di €73,6 milioni e sul risultato netto di €10,3 milioni.

Odessa

Il 13 marzo 2009 il Gruppo ha perfezionato l'acquisto del 99,25% del capitale di CJSC 'Odessa Plant of Sparkling Wines', con sede a Odessa, Ucraina.

Il rimanente 0,75% del capitale sociale è di proprietà di alcuni azionisti non facenti capo ai venditori.

Il prezzo dell'acquisizione è stato pari a US$ 18,1 milioni (€14,3 milioni al cambio della data di acquisizione), oltre a oneri accessori per €0,7 milioni.

Il *fair value* delle attività e passività di Odessa alla data di acquisto è esposto nella tabella che segue.

	Valore di libro (€/000)	*Fair value* alla data dell'acquisizione (€/000)
Immobilizzazioni materiali e immateriali	2.220	1.225
Altro attivo non corrente	257	257
Totale attivo immobilizzato	**2.477**	**1.482**
Rimanenze	1.921	1.921
Crediti clienti	1.202	1.202
Altri crediti	240	240
Cassa e banche	537	537
Totale attivo corrente	**3.900**	**3.900**
Totale attivo	**6.377**	**5.382**

	Valore di libro (€/000)	*Fair value* alla data dell'acquisizione (€/000)
Passività finanziarie non correnti	2.295	–
Fondi rischi	–	27
Totale passivo non corrente	**2.295**	**27**
Passività finanziarie correnti	528	325
Debiti commerciali	1.377	1.377
Altri debiti	287	260
Totale passivo corrente	**2.193**	**1.963**
Totale passivo	**4.488**	**1.990**
Interessenza nelle attività nette acquisite (99,25%)		3.367
Avviamento generato dall'acquisizione		11.664
Corrispettivo dell'investimento		15.031
Valore totale dell'investimento, al netto della cassa e inclusi i debiti finanziari acquisiti		14.818
di cui		
Prezzo pagato in contanti, inclusi oneri accessori		15.031
Cassa acquisita		(537)
Debiti finanziari accollati		325

Il differenziale tra prezzo pagato e attività nette acquisite, pari a € 11,7 milioni, è stato attribuito ad avviamento. In occasione della valutazione degli *impairment test* annuale, tale valore è stato parzialmente ridotto per € 2,7 milioni; si rimanda al paragrafo 27 – *Impairment* per ulteriori dettagli.

Il *business* acquisito ha contribuito per € 5,2 milioni alle vendite del Gruppo e ha portato una perdita netta di € 1,1 milioni.

Se la società fosse stata consolidata dall'inizio dell'esercizio, l'effetto sulle vendite nette sarebbe stato di € 6,3 milioni mentre la perdita della società acquisita sarebbe stata di € 1,3 milioni nell'intero esercizio.

M.C.S.

Il 10 aprile 2009 è stato acquistato il residuo 50% di M.C.S. S.c.a.r.l., con sede a Bruxelles, operante in Belgio e Lussemburgo, precedentemente partecipata dal Gruppo al 50%.

Conseguentemente la società, a partire da tale data, è stata consolidata con il metodo integrale.

Il corrispettivo dell'acquisizione, interamente pagato, è stato pari a € 155 migliaia.

Il 29 giugno la società ha cambiato ragione sociale ed è stata trasformata da società cooperativa (M.C.S. S.c.a.r.l.) a società a responsabilità limitata (M.C.S. S.p.r.l).

I dati relativi all'acquisizione sono i seguenti.

	Valore di libro (€/000)	*Fair value* alla data dell'acquisizione (€/000)
Immobilizzazioni materiali e immateriali	93	93
Altro attivo non corrente	6	6
Totale attivo immobilizzato	**99**	**99**
Rimanenze	2.014	2.014
Crediti clienti	3.888	3.888
Altri crediti	1.195	1.195
Cassa e banche	325	325
Totale attivo corrente	**7.423**	**7.423**
Totale attivo	**7.522**	**7.522**

	Valore di libro (€/000)	*Fair value* alla data dell'acquisizione (€/000)
Passività finanziarie non correnti	1.250	1.250
Fondi rischi	16	16
Totale passivo non corrente	**1.266**	**1.266**
Debiti commerciali	2.449	2.449
Debiti commerciali verso società del gruppo	2.678	2.678
Altri debiti	1.322	1.322
Totale passivo corrente	**6.449**	**6.449**
Totale passivo	**7.715**	**7.715**
Attività nette acquisite		(97)
Avviamento generato dall'acquisizione		**252**
Corrispettivo dell'investimento		155
Valore totale dell'investimento, al netto della cassa e inclusi i debiti finanziari acquisiti		1.080
di cui		
Prezzo pagato in contanti, inclusi oneri accessori		155
Cassa acquisita		(325)
Debiti finanziari accollati		1.250

Il *business* acquisito ha contribuito per circa €13,3 milioni alle vendite del Gruppo e per €0,7 milioni al risultato netto. Se la società fosse stata consolidata dall'inizio dell'esercizio, l'effetto sulle vendite nette sarebbe stato di €17,4 milioni e sul risultato netto di €0,8 milioni.

Acquisizioni 2008

Destiladora San Nicolas

Come menzionato nel paragrafo precedente, nel corso del 2009 si è provveduto all'allocazione definitiva dei valori dell'acquisizione di Destiladora San Nicolas, pubblicati al 31 dicembre 2008.

Inoltre, nel corso dell'esercizio è stata pagato un aggiustamento prezzo pari a €1,3 milioni, registrato in aumento dell'avviamento.

I nuovi valori, ai cambi di apertura, sono i seguenti.

Fair value alla data dell'acquisizione	Dati rivisti al 31 dicembre 2009 (€/ 000)	Dati pubblicati al 31 dicembre 2008 (€/000)
Immobilizzazioni materiali	5.688	1.570
Marchi	7.122	–
Altre immobilizzazioni immateriali	3	57
Altro attivo non corrente	2	2
Totale attivo immobilizzato	**12.815**	**1.628**
Rimanenze	4.129	4.275
Crediti clienti	572	1.150
Altri crediti	203	224
Cassa e banche	1.352	1.352
Totale attivo corrente	**6.257**	**7.001**
Totale attivo	**19.071**	**8.629**
Passività finanziarie non correnti	8.217	8.217
Fondi rischi	46	–
Imposte differite	3.356	–
Totale passivo non corrente	**11.620**	**8.217**
Debiti commerciali	6	513
Altri debiti	351	360
Totale passivo corrente	**358**	**874**
Totale passivo	**11.978**	**9.091**
Attività nette acquisite	**7.093**	**(462)**
Avviamento generato dall'acquisizione	**8.296**	**14.679**
Corrispettivo dell'investimento	**15.389**	**14.217**
di cui:		
Prezzo pagato in contanti, inclusi oneri accessori	15.381	14.032
Debito per *earn out*	8	185
Valore totale dell'investimento, al netto della cassa e inclusi i debiti finanziari acquisiti	**22.254**	**21.082**
di cui:		
Prezzo pagato in contanti, inclusi oneri accessori	15.381	14.032
Debito per earn out	8	185
Cassa acquisita	–1.352	–1.352
Debiti finanziari accollati	8.217	8.217

Il processo di allocazione ha portato all'identificazione di marchi per un valore di €7,1 milioni al cambio di apertura. La vita utile di tali *asset* è stata ritenuta indefinita e pertanto il relativo valore viene testato almeno annualmente in sede di *impairment*. Si rimanda al paragrafo 27 – *Impairment*.

9. Partecipazioni in joint-venture e società collegate

Il Gruppo detiene partecipazioni in diverse società a controllo congiunto con l'obiettivo di promuovere e commercializzare i propri prodotti nei mercati in cui operano le *joint-venture* in questione.

Al 31 dicembre 2009 queste partecipazioni includono International Marques V.o.f., operante in Olanda (in cui il Gruppo detiene una partecipazione del 33,33%), e Focus Brands Trading (India) Private Ltd., operante in India (in cui il Gruppo detiene una partecipazione del 26%).

Il Gruppo ha acquistato durante l'anno la quota residua di M.C.S. S.c.a.r.l., che risulta ora consolidata integralmente.

Le società a controllo congiunto sono consolidate con il metodo del patrimonio netto; in particolare vengono rilevate le quote di risultato di pertinenza del Gruppo sulla base dei bilanci predisposti dalle entità stesse a una data di chiusura corrispondente a quella del Gruppo.

La tabella che segue mostra le quote di pertinenza del Gruppo nell'attivo, passivo, ricavi e costi delle società a controllo congiunto.

Quota del Gruppo nei bilanci delle società collegate	31 dicembre 2009 (€/000)	31 dicembre 2008 (€/000)
Stato patrimoniale:		
Attivo non-corrente	39	91
Attivo corrente	3.061	7.107
Totale attivo	**3.100**	**7.198**
Passivo non corrente	571	625
Passivo corrente	1.864	5.473
Totale passivo	**2.435**	**6.098**
Valore di carico delle partecipazioni	665	1.101
Quota dei ricavi e costi della società collegata:		
Ricavi	9.305	14.005
Costo del venduto	(6.601)	(10.370)
Spese di vendita e amministrative	(3.484)	(3.317)
Oneri finanziari	(16)	(5)
Risultato ante imposte	(796)	312
Imposte	–	(83)
Risultato netto	(796)	230

10. Settori operativi

La principale dimensione di analisi gestionale utilizzata dal Gruppo è quella per *brands* e per aggregazione di *brands* nelle quattro aree di *business*:

- *spirit*: bevande a base di alcool a gradazione sia inferiore sia superiore al 15% in volume, queste ultime normativamente definite "bevande spiritose";
- *wine*: vini, sia fermi che spumanti, compresi quelli aromatizzati, tra cui i *vermouth;*
- *soft drink*: tutte le bevande analcoliche;
- *altro*: materie prime e semilavorati venduti e prodotti finiti imbottigliati per conto di terzi.

A livello operativo e manageriale, i risultati dei quattro settori sono analizzati in base ai margini di contribuzione direttamente generati da ognuno di essi. I costi fissi di struttura e le imposte (che sono gestiti a livello di singola entità legale) e la gestione finanziaria (gestita centralmente dal Gruppo), pertanto non sono allocati alle aree di *business*.

Non vi sono vendite tra i diversi segmenti.

2009	*Spirit*	*Wine*	*Soft drink*	Altre vendite	Totale allocato	Poste non allocate e rettifiche	Consolidato
	(€/000)	(€/000)	(€/000)	(€/000)	(€/000)	(€/000)	(€/000)
Vendite nette a terzi	739.599	154.876	100.289	13.661	1.008.425	-	1.008.425
Margine del settore	330.892	30.837	37.462	1.993	401.183	-	401.183
Riduzione di valore dell'avviamento	-	(4.661)	-	-	(4.661)	-	(4.661)
Costi di struttura	-	-	-	-	-	(160.904)	(160.904)
Risultato Operativo	-	-	-	-	-	-	**235.618**
Proventi (oneri) finanziari netti	-	-	-	-	-	(36.549)	(36.549)
Quota del risultato di società collegate	(575)	(66)	(143)	(13)	(796)	-	(796)
Imposte	-	-	-	-	-	(60.783)	(60.783)
Utile dell'esercizio	-	-	-	-	-	-	**137.489**
Altre voci incluse nel conto economico:							
Ammortamenti	10.683	7.288	1.500		19.472	5.934	25.406
Altre informazioni:							
Partecipazioni in collegate	480	55	119	11	665	-	665
Attività operative	1.632.226	276.763	32.196	-	1.941.185	436.584	2.377.770
Passività operative	137.273	40.204	18.396	-	195.873	1.136.556	1.332.429
Investimenti in immobilizzazioni materiali e immateriali (*)	390.673	18.534	537	-	409.744	15.690	425.434

(*) Gli investimenti includono anche le attività acquisite durante l'esercizio.

Per quanto riguarda le riduzioni di valore dell'avviamento, si rimanda alla nota 27 – *Impairment*.

Nel 2009, le attività operative allocate non includono le imposte anticipate (€28.128 migliaia), le altre attività non correnti (€162.293 migliaia), i crediti finanziari (€6.656 migliaia), le disponibilità liquide e mezzi equivalenti (€129.636 migliaia), le attività non correnti destinate alla vendita (€11.135 migliaia) e altri parti di attivo non allocato (€98.736 migliaia).

Le passività operative non includono i prestiti obbligazionari (€806.440 migliaia), le altre passività finanziarie non correnti (€77.746 migliaia), le imposte differite (€87.853 migliaia), i debiti verso banche (€17.274 migliaia), gli altri debiti finanziari (€25.101 migliaia), i debiti per imposte (€75.809 migliaia) e altri parti di passivo non allocabile (€46.333 migliaia).

2008	*Spirit*	*Wine*	*Soft drink*	Altre vendite	Totale allocato	Poste non allocate e rettifiche	Consolidato
	(€/000)	(€/000)	(€/000)	(€/000)	(€/000)	(€/000)	(€/000)
Vendite nette a terzi	663.942	157.606	103.016	17.765	942.329	–	942.329
Margine del settore	266.468	32.826	38.430	3.519	341.243	–	341.243
Costi di struttura	–	–	–	–	–	(145.856)	(145.856)
Risultato Operativo	**–**	**–**	**–**	**–**	**–**	**–**	**195.387**
Proventi (oneri) finanziari netti	–	–	–	–	–	(22.205)	(22.205)
Quota del risultato di società collegate	168	46	16	–	230	–	230
Oneri per *put option*	–	–	–	–	–	(987)	(987)
Imposte	–	–	–	–	–	(45.680)	(45.680)
Utile dell'esercizio	**–**	**–**	**–**	**–**	**–**	**–**	**126.745**
Altre voci incluse nel conto economico:							
Ammortamenti	7.965	6.618	1.592		16.176	3.125	19.301
Altre informazioni:							
Partecipazioni in collegate	804	220	77	–	1.101	–	1.101
Attività operative	1.068.635	267.674	43.256	–	1.379.565	424.927	1.804.492
Passività operative	112.294	36.201	18.044	–	166.539	684.057	850.596
Investimenti in immobilizzazioni materiali e immateriali	108.100	12.336	1.524	–	121.961	31.029	152.990

Informativa in merito alle aree geografiche

2009	Ricavi da clienti terzi (€/000)	Attività non correnti (€/000)
Italia	388.064	547.102
Europa	231.579	45.128
Americhe	325.253	907.523
Resto del mondo	63.530	8.243
Totale	**1.008.425**	**1.507.996**

2008	Ricavi da clienti terzi (€/000)	Attività non correnti (€/000)
Italia	387.302	532.305
Europa	212.938	36.894
Americhe	296.488	546.152
Resto del mondo	45.601	8.365
Totale	**942.329**	**1.123.715**

Le informazioni sui ricavi per area geografiche si basano sul luogo in cui si trova il cliente.

Le attività non correnti sopra esposte consistono in immobili, impianti e macchinari, investimenti immobiliari, marchi, *goodwill* e altre attività immateriali.

Si segnala che i ricavi realizzati verso un singolo distributore terzo del mercato statunitense ammontano a € 132.170 migliaia (€ 133.959 migliaia nel 2008) e sono legate a vendite del settore *spirit*.

L'incidenza di tali vendite sul fatturato del Gruppo è pari al 13% nel 2009 e al 14% per il 2008.

11. Ricavi

	2009 (€/000)	2008 (€/000)
Vendita di beni	1.002.685	935.728
Prestazioni di servizi	5.741	6.601
Totale vendite nette	**1.008.425**	**942.329**

Le prestazioni di servizi sono riferite principalmente a attività di imbottigliamento di prodotti di terzi.
Per una dettagliata analisi di questa voce, si rinvia a quanto esposto nella relazione sulla gestione.

12. Costo del venduto

Nelle due tabelle che seguono è esposto il costo del venduto per destinazione e per natura.

Dettaglio del costo del venduto per destinazione	2009 (€/000)	2008 (€/000)
Costo dei materiali e produzione	398.994	393.737
Costi di distribuzione	36.637	34.474
Totale costo del venduto	**435.631**	**428.211**

Dettaglio del costo del venduto per natura	2009 (€/000)	2008 (€/000)
Materie prime e prodotti finiti acquistati da terzi	330.210	333.377
Costi del personale	33.464	28.355
Ammortamenti	19.353	14.665
Utenze	7.182	6.531
Costi per lavorazioni esterne e manutenzioni	12.043	11.913
Costi variabili di trasporto	26.629	26.291
Altri costi	6.751	7.080
Totale costo del venduto	**435.631**	**428.211**

13. Costi di struttura

I costi di struttura includono quanto segue:

Dettaglio dei costi di struttura per destinazione	2009 (€/000)	2008 (€/000)
Costi di vendita	78.502	72.003
Costi generali e amministrativi	87.063	73.853
Totale costi di struttura	**165.565**	**145.856**

Dettaglio dei costi di struttura per natura	2009 (€/000)	2008 (€/000)
Agenti e altri costi variabili di vendita	13.755	14.731
Ammortamenti	6.053	4.584
Costi del personale	80.207	69.006
Viaggi, trasferte, formazione, *meeting*, etc.	14.149	12.897
Utenze	4.105	3.669
Servizi, manutenzioni e assicurazioni	20.742	16.311
Affitti e *leasing* operativi	8.652	9.565
Altri	13.786	11.444
Oneri e (proventi) non ricorrenti	4.115	3.649
Totale costi di struttura	**165.565**	**145.856**

14. Ammortamenti

La tabella che segue mostra il dettaglio per natura e per destinazione degli ammortamenti rilevati a conto economico.

	2009 (€/000)	2008 (€/000)
Ammortamenti inclusi nel costo del venduto:		
– Immobilizzazioni materiali	(19.285)	(14.582)
– Immobilizzazioni immateriali	(68)	(82)
Ammortamenti inclusi nei costi di struttura:		
– Immobilizzazioni materiali	(3.411)	(2.026)
– Immobilizzazioni immateriali	(2.643)	(2.611)
Totale ammortamenti:		
– Immobilizzazioni materiali	(22.695)	(16.608)
– Immobilizzazioni immateriali	(2.711)	(2.693)
Totale	**(25.406)**	**(19.301)**

15. Costi del personale

	2009 (€/000)	2008 (€/000)
Salari e stipendi	82.903	72.405
Oneri sociali	21.181	16.651
Costi per piani a contributi definiti	3.548	3.210
Costi per piani a benefici definiti	333	628
Altri costi per benefici a lungo termine	1.115	588
Costo per pagamenti basati su azioni	4.592	3.879
	113.672	**97.361**

I costi del personale , la cui allocazione al costo del venduto e ai costi di struttura è stata analizzata nelle due note precedenti, evidenziano un incremento del 16,7% rispetto allo scorso anno, in quanto recepiscono il consolidamento delle controllate Sabia, DSN, Odessa, M.C.S. e Rare Breed.

16. Costi di ricerca e sviluppo

L'attività di ricerca e sviluppo del Gruppo riguarda esclusivamente l'ordinaria attività produttiva e commerciale; in particolare, si concentra sull'ordinario controllo di qualità dei prodotti e su studi di *packaging* nei diversi mercati.

I relativi costi sono interamente spesati a conto economico nell'esercizio in cui vengono sostenuti.

17. Altri costi

I pagamenti minimi per *leasing* operativi nell'esercizio 2009 sono stati pari a €6.404 migliaia (€5.101 migliaia nel 2008) e si riferiscono ai contratti detenuti dalle società del Gruppo su apparecchiature informatiche, auto aziendali e altre attrezzature, nonché a contratti di affitto di immobili.

18. Oneri e proventi non ricorrenti

Il risultato operativo dell'esercizio è stato influenzato dai seguenti proventi e oneri non ricorrenti.

	2009 (€/000)	2008 (€/000)
Plusvalenze su vendite di fabbricati	–	5.907
Altre plusvalenze da cessione di immobilizzazioni materiali	–	582
Variazioni *put option* e *earn out*	6.407	–
Totale proventi non ricorrenti	**6.407**	**6.489**
Accantonamenti a fondi rischi ed oneri	(166)	(822)
Oneri per chiusura transazioni di natura commerciale	–	(3.419)
Oneri di liquidazione	(427)	–
Impairment su avviamento	(4.661)	–
Svalutazione di attività di società del Gruppo	(1.007)	–
Svalutazioni immobilizzazioni materiali	(150)	(114)
Oneri di indennità di occupazione	(529)	–
Oneri di ristrutturazione del personale	(2.137)	(3.403)
Penale per interruzione rapporti di distribuzione	(359)	(1.541)
Altri oneri non ricorrenti	(1.087)	(839)
Totale oneri non ricorrenti	**(10.522)**	**(10.138)**
Totale netto	**(4.115)**	**(3.649)**

Le variazioni di *put option* e *earn out* sono relative al cambiamento intervenuto nel debito finanziario per *earn-out* di X-Rated Fusion Liqueur, a seguito del pagamento nel 2009 di un ammontare inferiore a quanto precedentemente stimato.

Inoltre, includono le variazioni di stima registrate sul debito finanziario per *put option* sulle quote residue di Cabo Wabo.

Gli accantonamenti per fondi rischi e oneri sono riconducibili a contenziosi legali di una controllata.

Gli oneri di liquidazione pari a €427 migliaia sono inerenti alla chiusura nel corso dell'esercizio, di Campari Teoranta.

Relativamente all'*impairment* su avviamento, si rimanda alla nota 27 – *Impairment*.

La svalutazione di attività di società del Gruppo pari a €1.007 migliaia si riferisce a Qingdao Sella & Mosca Winery Co. e si è resa necessaria al fine di recepire la durevole perdita di valore della società, accertata nel corso degli ultimi esercizi.

Gli oneri di indennità di occupazione si riferiscono all'indennizzo corrisposto in favore del locatore dell'immobile che ospitava la precedente sede di alcune delle società italiane Gruppo, quale corrispettivo per il ritardo con cui l'immobile è stato reso disponibile.

Gli oneri di ristrutturazione del personale pari a €2.137 migliaia, sono stati sostenuti da Campari do Brasil Ltda. e dalle società italiane per posizioni diverse.

L'interruzione dei rapporti di distribuzione con Glazer's Wholesale è stata effettuata da Skyy Spirits, LLC e ha comportato un onere pari a €359 migliaia.

Inoltre, gli oneri e proventi finanziari sono stati influenzati da oneri non ricorrenti pari a €7.653 migliaia, riconducibili agli oneri finanziari per la strutturazione dell'acquisizione Wild Turkey.

Si rimanda al paragrafo successivo per maggiori dettagli.

19. Proventi e oneri finanziari

Gli oneri finanziari netti dell'esercizio sono così composti.

	2009 (€/000)	2008 (€/000)
Interessi bancari e da depositi a termine	6.104	8.548
Altri proventi	608	1.131
Totale proventi finanziari	**6.712**	**9.678**
Interessi passivi netti su prestito obbligazionario e *private placement*	(25.267)	(18.976)
Interessi passivi su *leasing*	(255)	(772)
Interessi passivi bancari	(5.711)	(5.160)
Totale interessi passivi	**(31.233)**	**(24.908)**
Effetti attuariali su piani a benefici definiti	(415)	(420)
Effetti di attualizzazione di debiti per *put option*	(423)	–
Spese bancarie	(560)	(474)
Altri oneri e differenze cambi	(2.976)	(2.774)
Totale oneri finanziari	**(35.608)**	**(28.576)**
Oneri finanziari su prestito *Term and Revolving Loan Facility*	(7.653)	–
Variazioni di *fair value* di strumenti derivati non di copertura	–	6.839
Svalutazione di attività finanziarie	–	(10.147)
Oneri finanziari non ricorrenti	**(7.653)**	**(3.308)**
Proventi (oneri) finanziari netti	**(36.549)**	**(22.205)**

Gli interessi bancari attivi risultano inferiori al 2008 per effetto di tassi di mercato, sia in area Euro che in area Dollaro, sensibilmente inferiori rispetto all'esercizio precedente.

Gli interessi passivi bancari sono in gran parte dovuti all'utilizzo del prestito *Term and Revolving Loan Facility* negoziato con un pool di banche al fine di finanziare l'acquisizione Wild Turkey, e successivamente estinta a seguito dell'emissione del *private placement* da parte di Redfire, Inc. e delle obbligazioni sul mercato Eurobond da parte della Capogruppo.

Gli oneri finanziari su prestiti obbligazionari e *private placement* sono aumentati per effetto dell'emissione, nel corso dell'esercizio, di un *private placement* da parte di Redfire, Inc. (US$ 250 milioni) e di un prestito obbligazionario da parte della Capogruppo (Eurobond di €350 milioni).

Sul primo, emesso a giugno 2009, Redfire, Inc. paga delle cedole a tassi fissi compresi tra 6,83% e 7,99%; sul secondo, emesso nel mese di ottobre 2009, la Capogruppo paga agli investitori tassi fissi del 5,375%; una parte di tale debito, pari a €250 milioni, è stato convertito a tassi variabili.

Sui *private placement* già in essere, Redfire, Inc. ha pagato nell'esercizio interessi a tasso fisso compreso tra 5,67% e 6,49%, rimborsando una quota capitale pari a US$ 12,3 milioni.

Sul prestito obbligazionario del 2003 la Capogruppo ha pagato tassi fissi medi del 4,25% su un sottostante di €172 milioni, mentre su un sottostante di €86 milioni ha pagato tassi variabili medi molto più favorevoli rispetto all'esercizio precedente.

La riconciliazione degli interessi passivi netti su prestito obbligazionario con le cedole pagate agli investitori è la seguente.

		2009		2008
	Capogruppo (€/000)	Redfire, Inc. (€/000)	Totale (€/000)	Totale (€/000)
Oneri finanziari verso obbligazionisti (cedole)	(13.605)	(13.415)	(27.020)	(15.415)
Proventi (oneri) finanziari netti su *swap*	756		756	(3.864)
Costo netto	(12.849)	(13.415)	(26.265)	(19.279)
Variazioni nette di *fair value* nette e altri componenti di costo amortizzato	(1.434)	1.629	196	(568)
Riserva di *cash flow hedging* rilevata a conto economico nell'esercizio	802	–	802	871
Interessi passivi netti su prestito obbligazionario e *private placement*	(13.481)	(11.786)	(25.267)	(18.976)

Gli oneri finanziari non ricorrenti dell'esercizio, pari a €7.653 migliaia, sono riconducibili agli oneri finanziari di strutturazione del prestito *Term and Revolving Loan Facility* sopra menzionata.

Si ricorda che nell'esercizio precedente gli oneri non ricorrenti erano collegati al *default* della banca d'affari Lehman Brothers, e all'interruzione dei relativi derivati di copertura.

20. Oneri per *put option*

Gli oneri per *put option* si riferiscono alle quote di utili della minoranza di Cabo Wabo.

Nel 2008 tale voce includeva anche la quota della minoranza di Sabia S.A.; nel mese di novembre 2009, il Gruppo ha acquistato tale quota, portando la propria partecipazione al 100%.

21. Imposte sul reddito

Il dettaglio delle imposte correnti e differite iscritte a conto economico è il seguente.

	2009 (€/000)	2008 (€/000)
Imposte sul reddito correnti		
– imposte dell'esercizio	(52.355)	(39.186)
– imposte relative ad esercizi precedenti	(1.645)	2.024
Imposte sul reddito differite		
– emersione e annullamento di differenze temporanee	(6.783)	(8.518)
Imposte sul reddito riportate a conto economico	**(60.783)**	**(45.680)**

La tabella che segue mostra il dettaglio delle imposte correnti e differite iscritte direttamente a patrimonio netto.

	2009 (€/000)	2008 (€/000)
Imposte correnti relative a utili (perdite) imputati direttamente a patrimonio netto	–	–
Imposte differite su utili (perdite) da *cash flow hedging*	5.717	(1.858)
	5.717	**(1.858)**

Di seguito è esposta la riconciliazione dell'onere fiscale teorico con quello effettivo del Gruppo.

Si precisa che, ai fini di una migliore comprensione della riconciliazione, non si è tenuto conto dell'IRAP, in quanto, essendo questa un'imposta calcolata su una base imponibile diversa dall'utile prima delle imposte, avrebbe generato effetti distorsivi.

Pertanto, le imposte teoriche sono state determinate applicando solo l'aliquota fiscale vigente in Italia per l'IRES, ovvero il 27,5%.

Riconciliazione onere fiscale teorico ed effettivo	2009 (€/000)	2008 (€/000)
Risultato del Gruppo prima delle imposte	197.895	172.227
aliquota fiscale applicabile Italia:	27,50%	27,50%
Imposte teoriche del gruppo ad aliquota vigente in Italia	(54.421)	(47.362)
Diversa incidenza fiscale delle imprese estere rispetto all'aliquota teorica	1.068	6.632
Diversa incidenza fiscale delle imprese italiane rispetto all'aliquota teorica	482	223
Imposte relative ad anni precedenti	(1.645)	2.024
Differenze permanenti	(862)	(1.928)
Altre differenze su scritture di consolidato	22	(8)
Irap	(5.428)	(5.259)
Onere fiscale effettivo	(60.783)	(45.680)
aliquota effettiva	30,7%	26,5%

Il dettaglio delle imposte anticipate e differite iscritte a conto economico e nello stato patrimoniale, divise per natura, è il seguente.

	Stato patrimoniale		Conto economico	
	31 dicembre 2009 (€/000)	31 dicembre 2008 (€/000)	2009 (€/000)	2008 (€/000)
Spese a deducibilità differita	1.166	1.251	(188)	(486)
Fondi tassati	10.623	4.313	6.396	(452)
Perdite pregresse	5.074	4.479	(644)	(418)
Altre	11.264	4.320	5.886	966
Imposte anticipate	**28.127**	**14.362**	**11.450**	**(390)**
Ammortamenti anticipati	(6.303)	(5.338)	(3.596)	158
Plusvalenze soggette a tassazione differita	(1.718)	(2.759)	1.040	(503)
Goodwill e marchi deducibili localmente	(78.539)	(57.185)	(16.891)	(11.736)
Cash flow hedging	(591)	(5.434)	242	300
Riserve soggette a tassazione in caso di distribuzione	(130)	(624)	494	(61)
Adeguamento ai principi contabili di gruppo	5.649	4.725	923	804
Leasing	(2.629)	(2.629)	–	325
Allocazioni di valori derivanti da di acquisizioni	(2.953)	(2.889)		
Altri	(638)	(243)	(445)	2.586
Imposte differite	**(87.853)**	**(72.375)**	**(18.232)**	**(8.128)**
Totale			**(6.783)**	**(8.518)**

Le imposte anticipate per perdite fiscali sono interamente riconducibili a Campari do Brasil Ltda.
La legislazione locale non prevede un limite temporale per il loro utilizzo, ma solo un limite quantitativo per singolo esercizio, basato sul reddito imponibile dichiarato.
La società ha peraltro iniziato ad utilizzarle a compensazione dell'utile fiscale.

22. Utile base e diluito per azione

L'utile per azione base è determinato come rapporto tra il risultato dell'esercizio di pertinenza del Gruppo e il numero medio ponderato di azioni ordinarie in circolazione nell'esercizio; sono, pertanto, escluse dal denominatore le azioni proprie detenute dal Gruppo.
L'utile per azione diluito è determinato tenendo conto, nel calcolo del numero di azioni in circolazione, del potenziale effetto diluitivo derivante dalle opzioni assegnate ai beneficiari dei piani di *stock option*.
Il calcolo dell'utile base per azione è il seguente:

Utile base		31 dicembre 2009			31 dicembre 2008	
	Utile (€/000)	Azioni numero	Utile per azione €	Utile (€/1000)	Azioni numero	Utile per azione €
Utile netto attribuibile agli azionisti ordinari	137.112			126.547		
Media ponderata delle azioni ordinarie in circolazione		288.010.759			289.189.750	
Utile base per azione			**0,48**			**0,44**

Il calcolo dell'utile diluito per azione è il seguente.

Utile diluito		31 dicembre 2009			31 dicembre 2008	
	Utile (€/000)	Azioni numero	Utile per azione €	Utile (€/1000)	Azioni numero	Utile per azione €
Utile netto attribuibile agli azionisti ordinari	137.112			126.547		
Media ponderata delle azioni ordinarie in circolazione		288.010.759			289.189.750	
Media ponderata di azioni asservibili ai piani di *stock option*		1.323.982			1.423.221	
Media ponderata delle azioni ordinarie in circolazione al netto della diluizione		289.334.741			290.612.972	
Utile diluito per azione			**0,47**			**0,44**

23. Immobilizzazioni materiali nette

I movimenti intervenuti nella voce in commento sono riportati nella tabella che segue.

	Terreni e fabbricati (€/000)	Impianti e macchinari (€/000)	Altri (€/000)	Totale (€/000)
Valore di carico iniziale	145.550	196.381	31.285	373.217
Fondo ammortamento iniziale	(38.991)	(131.277)	(22.964)	(193.233)
Saldo al 31 dicembre 2008	**106.558**	**65.104**	**8.322**	**179.985**
Variazione area consolidamento	33.544	1.530	33.097	68.170
Investimenti	32.050	20.893	5.757	58.700
Disinvestimenti	–	(51)	(1.853)	(1.904)
Ammortamenti	(5.420)	(12.422)	(3.951)	(21.792)
Riclassifica da "attività destinate alla vendita"	162	1.127	245	1.533
Altre riclassifiche	1.990	(3.999)	2.008	–
Svalutazioni	(7)	(276)	(21)	(304)
Differenze cambio e altri movimenti	50	719	(1.172)	(404)
Saldo al 31 dicembre 2009	**168.927**	**72.625**	**42.432**	**283.984**
Valore di carico finale	215.368	228.818	75.220	519.406
Fondo ammortamento finale	(46.441)	(156.193)	(32.787)	(235.421)

La variazione dell'area di consolidamento, pari a €68.170 migliaia, è riconducibile all'acquisizione di Wild Turkey per €67.265 migliaia, di CJSC 'Odessa Sparkling Wine Company' per €841 migliaia e di M.C.S. S.p.r.l per €64 migliaia.

La voce terreni e fabbricati include tra gli investimenti del periodo, pari a €32.050 migliaia, i costi per la costruzione della nuova sede di alcune delle società italiane del Gruppo a Sesto San Giovanni, per €4.810 migliaia.

Relativamente a questo progetto, si precisa che risulta iscritto per un valore complessivo di €51.607 migliaia e include €11.767 migliaia capitalizzati nel corso dell'esercizio 2009; di questi, €5.701 migliaia rientrano nella voce 'impianti e macchinari' e €1.256 migliaia nella voce 'altri'.

Nel 2009 è entrato in funzione un nuovo magazzino nello stabilimento della Capogruppo di Novi Ligure, destinato allo stoccaggio e alla movimentazione di prodotti finiti. L'investimento nel 2009 è stato pari a €9.390 migliaia, dei quali €6.931 registrati nella voce 'terreni e fabbricati'.

Campari do Brasil Ltda. ha investito €8.796 migliaia per la costruzione del nuovo stabilimento a Suape, per il quale ad oggi risultano iscritti cespiti complessivi per €15,7 milioni, di cui €14,8 relativi al 2009.

La neo-acquisita Rare Breed Distilling, LLC ha in corso il progetto per la costruzione della nuova distilleria di Lawrenceburg, già iniziato dalla parte venditrice.

Sul progetto, finanziato presso terzi tramite la controllante Redfire, Inc., sono stati capitalizzati €5.722 migliaia successivamente all'acquisizione.

Pertanto, i relativi oneri finanziari pari a €73 migliaia sono stati capitalizzati utilizzando un tasso pari al 7,3%.

Infine gli investimenti in terreni e fabbricati includono €1.700 migliaia per opere edili effettuate nel magazzino di prodotti semilavorati a Burncrook imputabili a Glen Grant Distillery Company Ltd.; l'importo residuo è imputabile all'ampliamento e ristrutturazione di uffici e stabilimenti di diverse controllate del Gruppo.

Gli investimenti in impianti e macchinari dell'esercizio, pari a €20.893 migliaia, includono principalmente:

- gli investimenti effettuati dalla Capogruppo, pari a complessivi €11.628 migliaia, riguardano la nuova sede di alcune delle società italiane del Gruppo per €5.701 migliaia; nelle unità produttive, gli investimenti sono stati pari a €1.430 migliaia a Canale relativi a innovazioni sulle linee produttive, a €693 migliaia a Crodo per mantenimento delle linee e a €3.795 migliaia a Novi Ligure per interventi sulle linee;
- gli investimenti effettuati da Campari do Brasil Ltda., pari a €5.993 migliaia per il nuovo stabilimento di Suape.

Gli altri investimenti in immobilizzazioni materiali, pari a €5.757 migliaia, riguardano:

- l'acquisto di botti per l'invecchiamento del *whisky* da parte di Rare Breed Distilling, LLC per €2.815 migliaia e di Grant Distillery Company Ltd. per €1.077 migliaia.
- investimenti in mobilio e macchine elettroniche principalmente destinate alla nuova sede di alcune delle società italiane del Gruppo per €1.484 migliaia.

I disinvestimenti, pari a €1.853 migliaia, sono riconducibili interamente a Rare Breed Distilling, LLC e sono inerenti alla vendita di *barriques*.

La riclassifica dalle 'Attività non correnti destinate alla vendita', per €1.533 migliaia comprende alcuni impianti e linee produttive facenti parte del sito industriale di Sulmona, che dopo aver cessato la propria attività produttiva nel corso del 2007, è stato oggetto nel suo insieme, di un programma di vendita.

Nel corso dell'esercizio, a seguito delle necessità emerse dal piano di investimenti industriali, il Gruppo ha ritenuto opportuno destinare nuovamente al ciclo produttivo le linee e gli impianti in questione, che di conseguenza sono stati riclassificati tra gli impianti e macchinari.

Infine si segnala, per maggior chiarezza, che le immobilizzazioni in corso, per un valore di €22.481 migliaia, sono state incluse nelle relative categorie di appartenenza, rispecchiando la natura dell'investimento.

La tabella che segue mostra la composizione delle immobilizzazioni materiali per titolo di possesso.

	Immobilizzazioni di proprietà (€/000)	Immobilizzazioni in *leasing* finanziario (€/000)	Totale (€/000)
Terreni e fabbricati	147.785	21.142	168.927
Impianti e macchinari	71.803	822	72.625
Altri beni	42.433	–	42.433
	262.020	**21.964**	**283.984**

24. Attività biologiche

La voce include attività biologiche composte da viti fruttifere e mature, che sostengono la raccolta di uva per la produzione del vino.

Sella & Mosca S.p.A. è proprietaria di vigneti in Sardegna per 548 ettari a nord di Alghero, in Toscana per 93 ettari nel territorio di San Gimignano e in Piemonte, nella zona adiacente ad Alba, per circa 11 ettari.

Inoltre, il Gruppo è proprietario di 73 ettari di vigneti in Francia, a Saint Gilles, tramite Société Civile du Domaine de Lamargue.

I movimenti intervenuti nella voce in commento sono riportati nella tabella che segue.

	Attività valutate a *fair value* (€/000)	Attività valutate al costo (€/000)	Totale (€/000)
Valore iniziale	3.144	20.424	23.568
Fondo ammortamento iniziale	–	(5.550)	(5.550)
Saldo al 1 gennaio 2009	**3.144**	**14.874**	**18.018**
Investimenti	–	1.403	1.403
Onere da valutazione a *fair value*	(51)	–	(51)
Disinvestimenti	–	(30)	(30)
Ammortamenti	–	(839)	(839)
Svalutazioni	–	(47)	(47)
Saldo al 31 dicembre 2009	**3.093**	**15.407**	**18.501**
Valore finale	3.093	21.777	24.870
Fondo ammortamento finale	–	(6.369)	(6.369)

Gli incrementi dell'esercizio, pari a €1.403 migliaia si riferiscono a Sella e Mosca S.p.A. e sono costituiti da interventi di lavori interni sugli impianti di vigneto non produttivi, principalmente in Sardegna, per €759 migliaia, in Toscana, per €617 migliaia e in misura inferiore in Piemonte.

Inoltre, per Sella & Mosca S.p.A negli incrementi dell'esercizio sono inclusi €912 migliaia per costi di manodopera interna capitalizzati.

Per quanto concerne le attività biologiche site in Sardegna, in relazione all'applicazione dello IAS 41, relativo al trattamento contabile di attività biologiche (viti) e prodotti biologici (uva), in considerazione delle peculiarità del territorio in cui opera stessa Sella & Mosca S.p.A., di seguito descritte, si è ritenuto di mantenere il criterio di iscrizione al costo, al netto degli ammortamenti cumulati, in quanto la valutazione al *fair value* (valore equo) richiederebbe la sussistenza dei seguenti presupposti, non presenti nel contesto in cui opera la società:

- l'esistenza di un mercato attivo di prodotti e attività biologiche, che in Sardegna non è tale da essere in grado di assorbire uva e viti nella quantità in oggetto, a causa della mancanza di compratori disponibili e dell'impossibilità di definire possibili prezzi di mercato ove i prodotti o le attività biologiche venissero poste interamente in vendita;
- l'adozione del metodo di valutazione alternativo dei flussi finanziari, non applicabile per l'impossibilità di definire un prezzo attendibile per i prodotti biologici in oggetto, nelle quantità in oggetto, nonché per l'impossibilità di definire o misurare i prevedibili flussi finanziari.

Il tasso di ammortamento dei vigneti utilizzato da Sella & Mosca S.p.A. è del 5%.

Le altre attività biologiche sono valutate al *fair value*, in base alle relazioni di stima dei terreni agrari e dei relativi impianti di vigneto redatte da un perito esperto.

Le attività biologiche non fruttifere, iscritte nelle immobilizzazioni in corso di attività biologiche, al 31 dicembre 2009 ammontano complessivamente a €4.226 migliaia (€ 5.690 migliaia al 31 dicembre 2008).

In particolare gli impianti di vigneto in preproduzione in Sardegna, ad Alghero, sono iscritti per €2.557 migliaia e si riferiscono a vitigni reimpiantati nel 2006.

I vigneti non produttivi in Toscana hanno un valore di €1.508 migliaia, e si riferiscono a impianti del 2006, 2007 e 2009, mentre quelli in Piemonte, meno significativi, ammontano a €162 migliaia.

La produzione agricola realizzata nel corso dell'esercizio ammonta a circa 50.160 quintali, in Sardegna, circa 4.895 quintali in Toscana, e circa 775 quintali in Piemonte.

A fine esercizio non vi sono rimanenze di tale produzione in quanto è stata tutta trasformata.

25. Investimenti immobiliari

Al 31 dicembre 2009, gli investimenti immobiliari pari a €666 migliaia, si riferiscono principalmente alla Capogruppo e includono appartamenti e un negozio siti in provincia di Milano, Bergamo e Verbania, nonché due fabbricati rurali, siti nella provincia di Cuneo.

26. Avviamento e marchi

I movimenti intervenuti nel corso dell'esercizio sono riportati nella tabella che segue

	Avviamento (€/000)	Marchi (€/000)	Totale (€/000)
Saldo al 31 dicembre 2008	**698.142**	**221.799**	**919.941**
Variazione area di consolidamento	160.309	130.905	291.214
Differenze prezzo di precedenti acquisizioni	1.349	-	1.349
Investimenti	1.392	-	1.392
Impairment	(4.661)	-	(4.661)
Differenze cambio e altri movimenti	(2.874)	(6.982)	(9.856)
Saldo al 31 dicembre 2009	**853.656**	**345.722**	**1.199.379**
Valore di carico finale	858.317	345.722	1.204.040
Impairment finale	(4.661)	-	(4.661)

Le attività immateriali a vita indefinita sono rappresentate da avviamento e marchi, entrambi derivanti da operazioni di acquisizione.

Da tali attività il Gruppo si attende di ottenere un contributo positivo in termini di *cash flow* per un periodo di tempo indefinito.

L'avviamento e i marchi non sono ammortizzati ma sottoposti a verifica per perdite di valore (*impairment test*).

Le modalità di tale valutazione sono esposte alla successiva nota 27 – *Impairment*.

La variazione dell'area di consolidamento relativa all'avviamento, pari a € 160.309 migliaia, è riconducibile alle acquisizioni intervenute nel corso dell'esercizio.

Il *goodwill* generato dalle acquisizioni è stato attribuito per € 148.393 migliaia a Wild Turkey, per € 11.664 migliaia a CJSC 'Odessa Sparkling Wine Company' e per € 252 migliaia a M.C.S. S.p.r.l

L'incremento della voce per € 1.392 migliaia è riconducibile all'acquisto della residua quota di minoranza di Sabia S.A.

La variazione dell'area di consolidamento relativa ai marchi, pari a € 130.905 migliaia, si riferisce interamente al valore dei marchi Wild Turkey.

Per ulteriori informazioni, si rinvia a quanto esposto al Paragrafo 8 – Aggregazioni Aziendali delle presenti note al Bilancio.

Riguardo alla voce *impairment* pari a € 4.661 migliaia, si rinvia alla successiva nota 27 – *Impairment*.

Le differenze cambio, pari a € 9.856 migliaia, sono riconducibili all'adeguamento ai cambi di fine esercizio dell'avviamento di Skyy Spirits, LLC, Cabo Wabo, LLC, Campari do Brasil Ltda., Sabia S.A., Destiladora San Nicolas, S.A. de C.V., CJSC 'Odessa Sparkling Wine Company' e Wild Turkey, nonché ai marchi X-Rated Fusion Liqueur, Cabo Wabo e Wild Turkey.

27. *Impairment*

Il Gruppo verifica la ricuperabilità dell'avviamento e dei marchi iscritti in bilancio (*impairment test*) annualmente o più frequentemente se vi sono indicatori di perdita di valore.

La recuperabilità del valore dell'avviamento e dei marchi è verificata tramite la stima del valore in uso degli stessi, inteso come il valore attuale dei flussi finanziari attesi attualizzati a un tasso che riflette il valore temporale del denaro e i rischi specifici alla data di valutazione

Ai fini della valutazione del test di *impairment*, i valori dell'avviamento e dei marchi sono stati allocati alle rispettive unità (o gruppi di unità) generatrici di flussi finanziari (*cash generating unit*) alla data di riferimento del bilancio.

In particolare si è ricorso ai flussi di cassa generati dai singoli prodotti, o gruppi di prodotti, intesi come marchi del Gruppo.

Le previsioni dei flussi di cassa operativi derivano dal *budget* 2010 e dal piano strategico predisposto dal Gruppo nel 2008 per il periodo 2009-2013.

Il piano, non riformulato nel 2009, è stato rivisto in ottica di prudenza al fine di tenere conto delle mutate condizioni macro-economiche, a seconda delle diverse caratteristiche delle attività e dei diversi mercati geografici di riferimento. Inoltre, il piano quinquennale è stato estrapolato su base decennale ipotizzando tassi di crescita di medio-lungo termine comunque non superiori al tasso medio di crescita a lungo termine del mercato in cui opera il Gruppo. L'utilizzo di un periodo di dieci anni è giustificato dal ciclo di vita dei prodotti rispetto al mercato di riferimento.

La composizione delle stime dei flussi finanziari futuri è stata determinata in base a criteri di prudenza, che considerano i margini di contribuzione dei *brand* costanti. Inoltre, le previsioni si basano su criteri di ragionevolezza, prudenza e coerenza relativamente all'imputazione delle spese generali future, alla tendenza degli investimenti di capitale attesi, alle condizioni di equilibrio finanziario, nonché alle principali variabili macro-economiche.

La composizione delle stime dei flussi finanziari futuri è stata determinata anche in base alle medie storiche del Gruppo.

Occorre infine precisare che le previsioni dei flussi di cassa si riferiscono a condizioni correnti di esercizio dell'attività e, pertanto, non includono flussi finanziari connessi a eventuali interventi di natura straordinaria.

Le principali ipotesi utilizzate nella determinazione del valore in uso delle *cash generating unit* ('CGU'), ovvero dal valore attuale dei flussi finanziari futuri stimati che si suppone deriveranno da un uso continuativo delle attività, sono relative al tasso di crescita perpetua e al tasso di sconto.

Ai fini della determinazione del valore terminale è stato utilizzando un tasso di crescita perpetua del 1,5%, che non eccede le stime di crescita di lungo termine del settore.

I flussi finanziari sono stati attualizzati applicando un tasso di attualizzazione del 7,6% che riflette il costo medio ponderato del capitale.

Per la determinazione del tasso di attualizzazione è stato fatto riferimento al Capital Asset Pricing Model, basato su indicatori e parametri osservabili sul mercato, al valore corrente del denaro e ai rischi specifici connessi al business oggetto di valutazione alla data di riferimento della stima.

Al 31 dicembre 2009, dai test effettuati sulla base delle ipotesi sopra descritte è emersa una perdita di valore complessivamente pari a €4.661 migliaia, che è stata registrata tra le spese non ricorrenti nel conto economico.

Tale perdita di valore è attribuibile per €2.718 migliaia alla CGU Odessa, acquisita a marzo 2009, e per €1.943 migliaia alla CGU Lamargue, acquisita avvenuta nell'ambito dell'operazione Sella & Mosca - Zedda Piras di gennaio 2002.

Analisi di sensitività

Anche in considerazione dell'attuale situazione di volatilità dei mercati e di incertezza sulle prospettive economiche future, sono state sviluppate analisi di sensitività del valore recuperabile dell'avviamento e dei marchi.

In particolare, è stata effettuata un'analisi di sensitività sul valore recuperabile, stimato in base al valore d'uso, rispetto all'orizzonte temporale del periodo previsionale dei flussi di cassa operativi, che è stato ridotto da dieci a cinque anni.

Inoltre è stata sviluppata un'analisi di sensitività sul valore recuperabile ipotizzando sia l'incremento di mezzo punto percentuale del WACC sia la diminuzione di mezzo punto percentuale del tasso di crescita perpetua.

Le analisi di sensitività sopra descritte hanno confermato l'integrale recuperabilità del valore dell'avviamento e dei marchi delle CGU, escluse le CGU per le quali è emersa una perdita di valore in sede di applicazione dei test di *imparment*, come sopra descritto.

L'allocazione dei valori di avviamento e marchi alle singole unità, al netto delle perdite di valore sopra individuate, è esposta nella seguente tabella.

	31 dicembre 2009		31 dicembre 2008	
	Avviamento (€/000)	Marchi (€/000)	Avviamento (€/000)	Marchi (€/000)
Prodotti ex-Bols	4.612	1.992	4.612	1.992
Ouzo-12	9.976	7.429	9.976	7.429
Cinzano	51.457	772	51.457	772
Acquisizione Brasiliana	72.028	–	55.750	–
SKYY	334.112	–	345.852	–
Zedda Piras–Sella&Mosca–Lamargue	55.311	21	57.254	21
Barbero	137.859	–	137.859	–
Riccadonna	–	11.300	–	11.300
Glen Grant, Old Smuggler, Braemar	–	104.277	–	104.277
X–Rated	–	35.515	–	36.809
Cabo Wabo	25.084	49.343	25.545	51.017
Dsn	7.342	6.232	6.592	6.131
Sabia	4.240	95	3.246	108
Mondoro	–	1.028	–	1.028
Wild Turkey	143.685	126.753	–	
Odessa	7.699	–	–	–
Mcs	252	–	–	–
Altro	–	966	–	915
	853.656	**345.722**	**698.142**	**221.799**

28. Attività immateriali a vita definita

I movimenti intervenuti nella voce in commento sono riportati nella tabella che segue.

	Software (€/000)	Altre (€/000)	Totale (€/000)
Valore di carico iniziale	10.730	13.492	24.222
Fondo ammortamento iniziale	(7.760)	(11.357)	(19.117)
Saldo al 1 gennaio 2009	**2.970**	**2.135**	**5.105**
Variazione area di consolidamento	31	381	412
Investimenti	1.618	1.176	2.793
Ammortamenti del periodo	(1.585)	(1.137)	(2.723)
Svalutazioni	–	(155)	(155)
Differenze cambio e altri movimenti	(12)	48	35
Saldo al 31 dicembre 2009	**3.020**	**2.447**	**5.467**
Valore di carico finale	13.007	14.993	28.000
Fondo ammortamento finale	(9.987)	(12.546)	(22.533)

Le attività immateriali a vita definita sono ammortizzate in quote costanti in relazione alla loro vita utile residua.

La variazione dell'area di consolidamento, pari a €412 migliaia, è relativa all'acquisizione di M.C.S S.p.r.l per €29 migliaia e all'acquisizione di CJSC 'Odessa Sparkling Wine Company' per €385 migliaia.

Gli investimenti dell'esercizio, pari a €2.793 migliaia, sono riconducibili alla Capogruppo per €2.054 migliaia per l'acquisizione di licenze *software* e per l'attività di sviluppo dell'evoluzione del sistema SAP R/3.

Inoltre Campari International S.A.M. e Skyy Spirits, LLC hanno sostenuto oneri rispettivamente per € 378 migliaia e per € 186 migliaia per l'implementazione del nuovo sistema SAP R/3 e per altri *upgrade* di SAP.

29. Altre attività non correnti

La voce risulta così composta:

	31 dicembre 2009 (€/000)	31 dicembre 2008 (€/000)
Crediti finanziari verso Lehman Brothers	4.397	4.480
Depositi a termine	155.066	–
Altri attività finanziarie non correnti	–	93
Attività finanziarie non correnti	**159.463**	**4.573**
Partecipazioni in altre imprese	309	293
Depositi a garanzia	673	557
Crediti verso fondi per benefici a dipendenti	872	692
Altri crediti non correnti verso controllanti	188	
Altri	788	1.358
Altre attività non correnti	2.830	2.900
Attività non correnti	**162.293**	**7.473**

I crediti finanziari verso Lehman Brothers, pari a € 4.397 migliaia, includono il valore degli strumenti derivati che il Gruppo aveva strutturato con la banca d'affari tra il 2002 e il 2006.

Successivamente al *default* avvenuto nel 2008 il valore di tali contratti, adeguato al loro presunto valore di realizzo pari al 30% dei crediti, era già stato incluso tra le attività finanziarie immobilizzate dell'esercizio precedente.

I depositi a termine pari a € 155.066 migliaia si riferiscono a investimenti di liquidità delle società del Gruppo scadenti nel mese di marzo 2011 e remunerati ad un tasso fisso compreso tra 1,20% e 1,22%.

Si ricorda che le attività finanziarie non correnti sono incluse nella posizione finanziaria netta del Gruppo.

I crediti verso fondi per benefici ai dipendenti rappresentano l'eccedenza delle attività a servizio del piano rispetto al valore attuale dell'obbligazione alla fine dell'esercizio.

Per ulteriori informazioni in merito si rinvia a quanto esposto alla nota 38 – Piani a benefici definiti.

Gli altri crediti non correnti verso controllanti, pari a € 188 migliaia, sono di natura fiscale.

Gli altri crediti si riferiscono a crediti verso l'erario della Capogruppo per € 515 migliaia, e della controllata brasiliana per l'importo residuo.

30. Rimanenze

La voce risulta così composta:

	31 dicembre 2009 (€/000)	31 dicembre 2008 (€/000)
Materie prime, sussidiarie e di consumo	32.306	22.599
Prodotti in corso di lavorazione e liquido in invecchiamento	164.429	72.850
Prodotti finiti e merci	74.692	70.142
	271.428	**165.592**

Il valore al 31 dicembre 2009 comprende una variazione dell'area di consolidamento, pari a €83.042 migliaia, attribuibile per €79.107 migliaia a Rare Breed, LLC, per €1.921 migliaia a CJSC 'Odessa Sparkling Wine Company' e per €2.014 a M.C.S. S.p.r.l.

Le rimanenze sono esposte al netto del fondo svalutazione relativo, i cui movimenti sono evidenziati nella tabella che segue.

	(€/000)
Saldo al 31 dicembre 2008	**3.392**
Variazione area consolidamento	192
Accantonamenti	2.253
Utilizzi	(1.508)
Differenze cambio e altri movimenti	6
Saldo al 31 dicembre 2009	**4.335**

31. Crediti commerciali e altri crediti

La voce risulta così composta:

	31 dicembre 2009 (€/000)	31 dicembre 2008 (€/000)
Crediti commerciali verso clienti terzi	211.571	244.688
Crediti commerciali verso società collegate	1.609	5.192
Crediti per contributi attivi su costi promozionali	22.986	21.719
Crediti commerciali	**236.166**	**271.598**
Acconti a fornitori di immobilizzazioni	1.211	4.178
Anticipi e altri crediti verso fornitori	1.959	3.626
Crediti verso Erario	9.435	6.659
Crediti verso controllante per consolidato fiscale	62	1.536
Crediti verso agenti e clienti diversi	2.426	3.701
Risconti attivi	2.917	5.220
Differenza prezzo su acquisizione Wild Turkey	(1.350)	
Altri	7.674	7.509
Altri crediti	**24.333**	**32.430**

Tutti i crediti sopra esposti sono esigibili entro dodici mesi.

Si ritiene che il valore contabile dei crediti approssimi il loro *fair value*.

I crediti commerciali sono esposti al netto dei premi di fine anno e dei debiti per costi promozionali: tale rappresentazione è coerente con l'esposizione a conto economico dei ricavi; la voce è esposta al netto del relativo fondo svalutazione, che riflette l'effettivo rischio di inesigibilità.

La variazione dell'area di consolidamento dei crediti commerciali verso terzi, pari a €5.090 migliaia, è riconducibile per €3.888 migliaia a M.C.S. S.p.r.l, e per €1.202 migliaia a CJSC 'Odessa Sparkling Wine Company'.

Inoltre, i crediti commerciali verso società collegate includevano nel 2008 crediti per €2,5 milioni verso M.C.S. S.c.a.r.l., società consolidata integralmente a seguito dell'acquisto delle quote residue nel 2009.

Si segnala che la riduzione dei crediti commerciali rispetto al precedente esercizio è altresì riconducibile alla cessione di credito *pro-soluto* da parte di società del Gruppo; tali crediti ammontano a €47,4 milioni al 31 dicembre 2009.

La voce acconti a fornitori di immobilizzazioni è riconducibile principalmente alla Capogruppo per un importo pari a € 1.043 migliaia per acconti su nuovi impianti nelle unità produttive.

Nel 2008 includeva l'anticipo pari a € 3.044 migliaia corrisposto dalla Capogruppo a fronte del contratto di appalto per la progettazione e realizzazione della nuova sede di Sesto San Giovanni.

I crediti verso la controllante si riferiscono al credito della Capogruppo verso la controllante indiretta, Fincorus S.p.A., per il consolidato fiscale, verso la quale il Gruppo presenta un debito netto di € 22.191 migliaia, che include altresì € 188 migliaia iscritti tra le attività non correnti.

Tali posizioni creditorie e debitorie verso la controllante per il consolidato fiscale non sono fruttifere di interessi (per maggiori dettagli, nota 47 – Informativa sulle parti correlate).

La differenza prezzo sull'acquisizione Wild Turkey riflette il credito ancora in essere verso la parte venditrice per aggiustamenti sul prezzo di acquisizione del *business* in questione.

Nella tabella seguente si riepiloga il dettaglio dei crediti per anzianità; nella colonna altri crediti, si riportano i crediti verso agenti e clienti diversi e la voce 'altri' della tabella di cui sopra.

Sono escluse da quest'analisi gli acconti a fornitori di immobilizzazioni, gli anticipi, i crediti fiscali e i risconti attivi.

31 dicembre 2009	Crediti commerciali (€/000)	Altri crediti (€/000)	Totale (€/000)
Non scaduto	190.341	8.071	198.412
Scaduto e non svalutato:			
Meno di 30 giorni	20.152	5	20.157
30-90 giorni	14.165	150	14.314
Entro 1 anno	7.235	231	7.466
Entro 5 anni	2.389	19	2.408
oltre 5 anni	178		178
Totale scaduto e non svalutato:	44.120	405	44.525
Scaduto e svalutato	9.881	522	10.403
Importo svalutazione	(8.176)	(247)	(8.423)
Totale crediti analizzato per scadenza	236.166	8.750	244.916
Crediti non rilevanti ai fini dell'analisi per scadenza		15.583	15.583
Totale	**236.166**	**24.333**	**260.499**

31 dicembre 2008	Crediti commerciali (€/000)	Altri crediti (€/000)	Totale (€/000)
Non scaduto	221.893	10.913	232.806
Scaduto e non svalutato:			
Meno di 30 giorni	19.668	138	19.806
30-90 giorni	16.764	37	16.801
Entro 1 anno	10.113	116	10.229
Entro 5 anni	2.057	7	2.064
oltre 5 anni	132		132
Totale scaduto e non svalutato:	48.734	298	49.032
Scaduto e svalutato	6.376	97	6.473
Importo svalutazione	(5.404)	(97)	(5.501)
Totale crediti analizzato per scadenza	271.598	11.210	282.807
Crediti non rilevanti ai fini dell'analisi per scadenza	–	21.220	21.220
Totale	**271.598**	**32.430**	**304.028**

La tabella che segue mostra i movimenti intervenuti nel periodo nel fondo svalutazione crediti.

	Fondo svalutazione	
(€/000)	crediti commerciali	altri crediti
Saldo al 31 dicembre 2008	**5.976**	**97**
Variazione area di consolidamento	277	–
Accantonamenti	4.017	150
Utilizzi	(2.467)	–
Differenze cambio e altri movimenti	373	–
Saldo al 31 dicembre 2009	**8.176**	**247**

La variazione dell'area di consolidamento pari a €277 migliaia è riconducibile all'acquisizione di M.C.S. S.p.r.l.

Gli accantonamenti dell'esercizio pari a €4.017 migliaia riguardano, per i crediti commerciali, Campari Italia S.p.A. per €2.009 migliaia, per sofferenze sui crediti del canale tradizionale, Sella & Mosca S.p.A. e Sella & Mosca Commerciale S.r.l. per €379 migliaia.

Inoltre è stato accantonato un importo pari a €805 migliaia per crediti commerciali in sofferenza in India, di cui €358 migliaia attribuibili alla *joint-venture* indiana Focus Brands Trading (India) Private Ltd.

Gli utilizzi dell'esercizio riguardano Campari Italia S.p.A. per €1.909 migliaia, ascrivibili alla chiusura di pratiche legali in corso dagli anni precedenti.

La restante parte del valore è riconducibile alla Capogruppo per €36 migliaia, a Sella & Mosca S.p.A. e Sella & Mosca Commerciale S.r.l. per €187 migliaia e a Destiladora San Nicolas, S.A. de C.V per €271 migliaia.

Per quanto riguarda gli altri crediti, l'accantonamento pari a €150 migliaia è stato realizzato dalla Capogruppo a fronte di un contenzioso legato alla realizzazione di opere edili nell'unità produttiva di Crodo.

32. Crediti finanziari correnti

La voce risulta così composta:

	31 dicembre 2009 (€/000)	31 dicembre 2008 (€/000)
Titoli	3.571	3.453
Rateo netto interessi attivi *swap* su prestiti obbligazionari	1.153	
Valutazione a *fair value* di contratti *forward*	1.839	
Altre attività e passività finanziarie	93	4
Crediti finanziari a breve verso società collegate e *joint venture*	–	636
Altri crediti finanziari correnti	3.084	640
Crediti finanziari correnti	**6.656**	**4.093**

I titoli includono prevalentemente titoli a breve termine o negoziabili che rappresentano un investimento temporaneo di liquidità, ma non soddisfano tutti i requisiti per essere classificati tra le disponibilità liquide e mezzi equivalenti; in particolare la voce comprende titoli con scadenza entro 12 mesi.

Il rateo interessi sul derivato di copertura sull'Eurobond, pari €1.153 migliaia, è imputabile agli attuali tassi di mercato, avendo la Capogruppo riportato parte del debito a tassi variabili tramite *interest rate swap*.

Le valutazioni a *fair value* di contratti *forward* si riferiscono a operazioni di acquisto e vendita a termine di valuta, per la copertura di crediti e debiti o di vendite e acquisti futuri

I crediti verso società collegate si riferivano nel 2008 a crediti verso M.C.S. S.c.ar.l., consolidata integralmente a seguito dell'acquisto delle quote residue da parte del Gruppo a marzo 2009.

Tutti i crediti finanziari correnti sono non scaduti e esigibili entro l'anno.

33. Disponibilità liquide e raccordo con la posizione finanziaria netta

Le disponibilità liquide del Gruppo risultano così composte.

	31 dicembre 2009 (€/000)	31 dicembre 2008 (€/000)
Conti correnti bancari e cassa	93.311	101.217
Depositi a termine scadenti entro 12 mesi	36.324	71.341
Disponibilità liquide e mezzi equivalenti	**129.636**	**172.558**

Le disponibilità liquide e mezzi equivalenti sono costituite da conti correnti bancari e altri depositi bancari esigibili a vista o al massimo entro un periodo di 3 mesi dalla data di bilancio, intrattenuti con primari istituti di credito, remunerati a tassi variabili parametrati al tasso *Libor* per la valuta e il periodo di riferimento.

Includono, inoltre, titoli a pronto smobilizzo, rappresentati da investimenti finanziari a breve termine di alta liquidità, prontamente convertibili in valori di cassa noti, in quanto soggetti a un irrilevante rischio di variazione di valore.

Il raccordo con la posizione finanziaria netta del Gruppo è il seguente.

	31 dicembre 2009 (€/000)	31 dicembre 2008 (€/000)
Disponibilità liquide e mezzi equivalenti	129.636	172.558
Liquidità (A)	**129.636**	**172.558**
Titoli	3.571	3.453
Altri crediti finanziari correnti	3.084	4
Crediti finanziari correnti (B)	**6.656**	**3.457**
Debiti bancari correnti	(17.274)	(107.454)
Parte corrente dei debiti per *leasing* immobiliare	(3.277)	(3.397)
Parte corrente dei *private placement* e prestiti obbligazionari	(5.785)	(8.862)
Altri debiti finanziari correnti	(13.537)	(10.839)
Indebitamento finanziario corrente (C)	**(39.873)**	**(130.552)**
Posizione finanziaria corrente netta (A+B+C)	**96.419**	**45.463**
Debiti bancari non correnti	(895)	(887)
Debiti per *leasing* immobiliare	(6.345)	(10.531)
Private placement e prestiti obbligazionari	(861.777)	(337.368)
Altri debiti finanziari non correnti	(739)	(903)
Debiti per *put option* e *earn out*	(16.931)	(26.562)
Indebitamento finanziario non corrente (D)	**(886.688)**	**(376.251)**
Indebitamento finanziario netto (A+B+C+D) (*)	**(790.269)**	**(330.788)**
Raccordo con la posizione finanziaria del Gruppo presentata nei commenti degli Amministratori:		
Depositi a termine scadenti oltre i 12 mesi	155.066	
Crediti finanziari non correnti	4.397	4.573
Posizione finanziaria netta del Gruppo	**(630.805)**	**(326.214)**

(*) conforme alla definizione di indebitamento netto come da comunicazione Consob DEM 6064293 del 28 luglio 2006.

Per tutte le informazioni riguardanti le voci che compongono la posizione finanziaria netta al di fuori della liquidità, si rinvia alle note 32 – Crediti finanziari correnti e 37 – Passività finanziarie.

34. Attività non correnti destinate alla vendita

La voce include gli immobili non strumentali, per i quali la probabilità di vendita è elevata, o esiste un impegno irrevocabile di vendita con un soggetto terzo.

Tali attività, valutate al minore tra il valore netto contabile e il *fair value* al netto dei costi di vendita, sono pari a e €11.135 migliaia al 31 dicembre 2009 e a €12.670 migliaia al 31 dicembre 2008.

Nella voce sono iscritte le attività afferenti l'area industriale di Sulmona, che ha cessato la propria attività produttiva nel corso del 2007, per €6.267 migliaia, la porzione del sito di Termoli non ancora ceduta, per €1.022 migliaia, il terreno di Ponte Galeria a Roma per €3.306 migliaia, un immobile sito in Toscana per un importo pari a €500 migliaia e immobili in località Crodo per €38 migliaia.

Le attività descritte sono oggetto di concrete trattative di vendita con potenziali acquirenti, con i quali è in fase di definizione il programma per la dismissione delle attività stesse, la cui attuazione è stata ritardata a causa di condizioni di mercato sfavorevoli, in taluni casi, e complesse, in altri, che ne hanno esteso il periodo previsto per la finalizzazione della vendita e il trasferimento di proprietà.

La movimentazione del periodo è la seguente.

	(€/000)
Saldo al 1 gennaio 2009	**12.670**
Riclassifiche a immobilizzazioni materiali	(1.535)
Saldo al 31 dicembre 2009	**11.135**

Nel corso dell'esercizio, la Capogruppo ha riclassificato dai cespiti in dismissione relativi all'area di Sulmona, le linee produttive ed alcuni impianti, complessivamente per €1.535 migliaia.

Tali cespiti sono stati riportati tra gli impianti e macchinari in uso.

Questo intervento si è reso necessario a seguito delle esigenze emerse dal piano di investimenti industriali e si è dunque ritenuto opportuno ridestinare al ciclo produttivo le linee di produzione descritte, iscrivendole nuovamente nella voce 'Impianti e macchinari', al valore contabile risultante prima che l'attività fosse classificata tra quelle possedute per la vendita, rettificato per tutti gli ammortamenti che sarebbero stati altrimenti rilevati nei periodi di riferimento.

35. Patrimonio netto

Il Gruppo gestisce la struttura del capitale e la modifica in funzione delle variazioni delle condizioni economiche e delle peculiarità di rischio dell'attività sottostante.

Al fine di mantenere o modificare la struttura del capitale, il Gruppo può adeguare i dividendi pagati agli azionisti e/o emettere nuove azioni.

Coerentemente con altri gruppi operanti nel medesimo settore, il Gruppo effettua il monitoraggio del capitale sulla base del rapporto indebitamento netto/EBITDA.

L'indebitamento è pari al valore della posizione finanziaria netta del Gruppo; l'EBITDA corrisponde al risultato operativo del Gruppo al lordo degli ammortamenti e degli utili di terzi.

Le informazioni relative alla composizione e alla movimentazione intervenuta nelle voci di patrimonio netto nei periodi considerati sono esposte nel Prospetto delle variazioni di patrimonio netto, cui si rinvia.

Capitale

Al 31 dicembre 2009 il capitale sociale è suddiviso in 290.400.000 azioni ordinarie, del valore nominale unitario di €0,10, interamente versato.

Proposta di aumento di capitale gratuito

Il Consiglio di Amministrazione che approva il progetto di bilancio della Capogruppo è chiamato altresì a deliberare in ordine alla proposta di un aumento gratuito di capitale sociale da effettuarsi mediante emissione di 290.400.000 nuove azioni del valore nominale di €0,10 da riconoscere gratuitamente ai soci in ragione di una nuova azione per ciascuna azione posseduta, mediante l'utilizzo della riserva utili a nuovo.

Il capitale sociale versato risultante dall'aumento di capitale gratuito sarà, pertanto pari a €58.080.000, suddiviso in 580.800.000 azioni.

Tale proposta sarà sottoposta alla approvazione dell'Assemblea degli azionisti, convocata in sessione straordinaria e ordinaria, il 30 aprile 2010.

Azioni in circolazione e azioni proprie

La seguente tabella mostra la riconciliazione tra il numero delle azioni in circolazione al 31 dicembre 2009 e negli ultimi due esercizi.

	Numero azioni			Valore nominale		
	31 dicembre 2009	31 dicembre 2008	31 dicembre 2007	31 dicembre 2009 €	31 dicembre 2008 €	31 dicembre 2007 €
Azioni in circolazione all'inizio del periodo	288.459.253	289.355.546	289.049.453	28.845.925	28.935.555	28.904.945
Acquisti a favore del piano di *stock option*	(2.199.000)	(896.293)	(1.580.268)	(219.900)	(89.629)	(158.027)
Vendite	1.685.627		1.886.361	168.563		188.636
Azioni in circolazione alla fine del periodo	287.945.880	288.459.253	289.355.546	28.794.588	28.845.925	28.935.555
Totale azioni proprie possedute	2.454.120	1.940.747	1.044.454	245.412	194.075	104.445
% delle azioni proprie sul capitale sociale	**0,8%**	**0,7%**	**0,4%**			

Nel 2009 sono state acquistate 2.199.000 azioni proprie, a un prezzo di acquisto di €13.374 migliaia, equivalente a un prezzo medio unitario di €6,10.

Inoltre, successivamente alla data del presente bilancio e fino all'autorizzazione alla pubblicazione dello stesso, sono state fatte ulteriori operazioni di vendite di azioni proprie per esercizio di diritti di opzioni, per un totale di 807.506 azioni; inoltre sono state acquistate 460.000 azioni, a un prezzo medio unitario di acquisto di €8,23.

Dividendi pagati e proposti

I dividendi deliberati e pagati nell'esercizio e in quello precedente e i dividendi sottoposti a approvazione da parte dell'assemblea che approva il bilancio chiuso al 31 dicembre 2009 sono i seguenti.

	Ammontare totale		Dividendo per azione	
	31 dicembre 2009 (€/000)	31 dicembre 2008 (€/000)	31 dicembre 2009 (€)	31 dicembre 2008 (€)
Deliberati e pagati durante l'anno su azioni ordinarie	31.701	31.829	0,11	0,11
Dividendi proposti su azioni ordinarie	34.595 (*)	31.701	0,12	0,11

(*) calcolato sulla base delle azioni in circolazione alla data del Consiglio di amministrazione del 30 marzo 2010.

In considerazione della proposta di delibera di aumento gratuito di capitale sociale di cui sopra, il numero di azioni in circolazione su cui calcolare i dividendi si deve elevare a 576.186.772, e il numero di azioni proprie possedute a 4.213.228.

Conseguentemente, il dividendo per azione rettificato diverrà pari a €0,06 in aumento del 9,1% rispetto al dividendo distribuito per l'esercizio 2008, pari a €0,055 su base rettificata.

Altre riserve

	Stock option (€/000)	*Cash flow hedging* (€/000)	Conversione bilanci in valuta (€/000)	Totale (€/000)
Saldo al 1 gennaio 2009	**9.731**	**13.014**	**(58.549)**	**(35.803)**
Costo *stock option* dell'esercizio	4.592			4.592
Esercizio *stock option*	(1.523)			(1.523)
Perdite (Utili) riclassificati a conto economico		243		243
Utili (perdite) rilevate a patrimonio netto				
Riserva cash *flow hedging* rilevata a patrimonio		(19.745)	(19.745)	
Effetto fiscale rilevato a patrimonio netto		5.717	5.717	
Effetto fiscale riclassificato a utili a nuovo				
Differenze di conversione	16		821	837
Saldo al 31 dicembre 2009	**12.816**	**(771)**	**(57.728)**	**(45.683)**

La riserva per *stock option* rileva l'accantonamento effettuato in contropartita del costo figurativo riconosciuto a conto economico per i diritti d'opzione assegnati, determinato con riferimento al *fair value* del diritto stesso, calcolato applicando il modello Black-Scholes.

Per informazioni in merito ai piani di *stock option* del Gruppo, si rinvia a quanto esposto alla nota 43 – Piano di *stock option*.

La riserva per *hedging* accoglie, al netto del relativo effetto fiscale, le movimentazioni relative all'adeguamento al *fair value* degli strumenti finanziari derivati contabilizzati con la metodologia del *cash flow hedging*.

Per ulteriori informazioni, si rinvia a quanto esposto alla nota 44 – Strumenti finanziari.

La riserva di conversione accoglie le differenze cambio relative alla conversione dei bilanci espressi in valuta diversa dall'Euro delle società controllate.

36. Patrimonio netto di terzi

Il patrimonio netto di pertinenza di terzi, pari a €2.536 migliaia al 31 dicembre 2009 (€2.136 migliaia al 31 dicembre 2008), si riferisce a O-Dodeca B.V. e Kaloyiannis-Koutsikos Distilleries S.A. (per il 25%), a Qingdao Sella & Mosca Winery Co. Ltd (per il 6,33%), e a Cjsc 'Odessa Sparkling Wine Company' (per il 0,25%), tutte consolidate con il metodo dell'integrazione globale.

Si ricorda che, relativamente alle partecipazioni di minoranza in Cabo Wabo (20%), avendo il Gruppo stipulato opzioni *call/put* per l'acquisto delle stesse, la società è stata consolidata al 100% e il relativo debito verso i detentori di tali opzioni è stato rilevato tra le passività finanziarie (si rimanda al successivo paragrafo per maggiori dettagli).

37. Passività finanziarie

Il dettaglio delle passività finanziarie esposte in bilancio è il seguente.

	31 dicembre 2009 (€/000)	31 dicembre 2008 (€/000)
Passività non correnti		
Prestito obbligazionario della Capogruppo (US$) emesso nel 2003	207.237	221.564
Prestito obbligazionario della Capogruppo (Eurobond) emesso nel 2009	342.759	–
Private placement emesso nel 2002	84.712	95.287
Private placement emesso nel 2009	171.731	–
Totale prestiti obbligazionari e *private placement*	**806.440**	**316.852**
Debiti e finanziamenti verso banche	895	887
Leasing immobiliare	6.345	10.531
Derivati su prestito obbligazionario della Capogruppo (US$)	51.935	20.516
Derivati su prestito obbligazionario della Capogruppo (Eurobond)	3.403	–
Debiti per *put option* e *earn out*	14.429	23.817
Altri finanziamenti	739	903
Totale altre passività finanziarie non correnti	**77.746**	**56.654**
Passività correnti		
Debiti e finanziamenti verso banche	**17.274**	**107.454**
Private placement emesso nel 2002, quota a breve	5.785	8.862
Rateo interessi su prestiti obbligazionari	11.528	7.475
Rateo *swap* su interessi prestiti obbligazionari	–	1.879
Leasing immobiliare	3.277	3.397
Passività finanziarie per contratti di copertura	1.668	1.123
Debiti per *put option* e *earn out*	2.502	2.745
Altri finanziamenti	341	362
Totale altri debiti finanziari	25.101	25.843
Totale passività finanziarie	**926.561**	**506.802**

La tabella che segue mostra le principali passività finanziarie del Gruppo, con indicazione del relativo tasso di interesse effettivo e della scadenza.

Si segnala che, per quanto riguarda il tasso di interesse effettivo delle passività oggetto di copertura, il tasso riportato include l'effetto della copertura stessa.

Inoltre i valori delle passività oggetto di copertura sono qui esposti al netto del valore del relativo derivato, sia esso attivo o passivo.

	Tasso di interesse effettivo al 31 dicembre 2009	Scadenza	31 dicembre 2009 (€/000)	31 dicembre 2008 (€/000)
Debiti e finanziamenti verso banche	1,0% su €, 1,25% su US$	2010	18.169	108.340
Prestiti obbligazionari della Capogruppo				
– emesso nel 2003 (US$)	fisso da 4,03% a 4,37% (1)	2015-2018	259.172	242.081
	€ Libor 6 mesi + 60 basis point (2)			
– emesso nel 2009 (Eurobond)	fisso 5,375%	2016	346.162	
	€ Libor 6 mesi + 210 basis point (3)			
Private Placement:				
– emesso nel 2002	fisso 6,17%-6,49%	2008-2012	84.712	104.150
– emesso nel 2009	fisso 6,83%, 7,50%, 7,99%	2014-2019	171.731	
Leasing immobiliare	€ Libor a 3 mesi + 60 basis point	2010-2012	9.623	13.928
Altri finanziamenti	0,90%	2010-2015	1.080	1.265

(1) Tasso applicato alla parte di prestito obbligazionario coperto da *interest rate swap*, corrispondente a un valore nominale di € 171,9 milioni.
(2) Tasso applicato alla parte di prestito obbligazionario coperto da *interest rate swap*, corrispondente a un valore nominale di € 85,9 milioni.
(3) Tasso applicato alla parte di prestito obbligazionario coperto da *interest rate swap*, corrispondente a un valore nominale di € 250 milioni.

Prestiti obbligazionari

I prestiti obbligazionari includono due prestiti collocati dalla Capogruppo.

Il primo, di nominali US$ 300 milioni, è stato collocato nel 2003 sul mercato istituzionale statunitense.

L'operazione è stata strutturata in due *tranche* di US$ 100 milioni e di US$ 200 milioni, con scadenze rispettivamente nel 2015 e nel 2018, con rimborso in un'unica soluzione a scadenza (*bullet*) e interessi semestrali ad un tasso fisso compreso tra 4,33% e 4,63%.

Il secondo prestito (Eurobond) è stato emesso nel mese di ottobre 2009 sul mercato europeo, è rivolto ai soli investitori istituzionali, con un collocamento per lo più concentrato presso investitori in Italia, Regno Unito, Francia, Germania e Svizzera.

Il prestito, del valore nominale di €350 milioni e con scadenza 14 ottobre 2016, è stato collocato a un prezzo pari al 99,431%, le cedole sono annuali ad un tasso fisso del 5,375% e il rendimento lordo dell'obbligazione risulta pertanto pari a 5,475%.

Su entrambi i prestiti, la Capogruppo ha posto in essere diversi strumenti a copertura dei rischi di cambio e di tasso.

Sul prestito del 2003, uno strumento di *cross currency swap* ha provveduto a sterilizzare i rischi relativi alle fluttuazioni dei tassi di cambio del Dollaro USA e dei tassi di interesse e a modificare il profilo di tasso fisso denominato in Dollari USA a tasso variabile su Euro (Euribor 6 mesi + 60 *basis point*).

Inoltre, sullo stesso prestito sono stati posti in essere diversi *interest rate swap* che comportano il pagamento di un tasso fisso medio del 4,25% (i tassi sono compresi tra 4,03% e 4,37%) su sottostanti totali di US$ 50 milioni (scadenza 2015) e di US$ 150 milioni (scadenza 2018).

Per quanto riguarda il prestito obbligazionario emesso nel 2009, è stato negoziato un *interest rate swap* che comporta il pagamento di un tasso variabile (Euribor 6 mesi +210 basis point) su un sottostante di €250 milioni.

Le variazioni registrate sul valore esposto dei prestiti obbligazionari nel corso del 2009 si riferiscono:

- all'emissione dell'Eurobond per €300 milioni, al netto degli oneri direttamente correlati di €2,8 milioni e dello scarto di emissione di €2,0 milioni;

- per quanto riguarda il prestito del 2003 (US$), alle valorizzazioni delle coperture in essere (sulle quali l'effetto negativo è di €14,7 milioni) e dei relativi effetti sui prestiti (sulle quali l'effetto positivo è di €14,4 milioni);
- per quanto riguarda il prestito del 2009 (Eurobond), alle valorizzazioni delle coperture in essere (l'effetto è negativo per €3,4 milioni) e dei relativi effetti sui prestiti (l'effetto è positivo per €2,6 milioni).

Per un'analisi dettagliata di queste variazioni si rinvia a quanto esposto alla nota 44 – Strumenti finanziari, informazioni integrative.

Private placement

I *private placement* rappresentano due prestiti collocati da Redfire, Inc. sul mercato istituzionale statunitense nel corso del 2002 e del 2009.

Il prestito del 2002, al netto dei rimborsi delle quote capitali già effettuati, ha un valore nominale residuo di US$ 125 milioni (il valore originario era US$ 170 milioni).

L'operazione del 2002 era stata strutturata in tre *tranche* di US$ 20 milioni, US$ 50 milioni e di US$ 100 milioni.

La prima *tranche* è stata già interamente rimborsata, mentre la seconda *tranche* sarà rimborsata in quote costanti entro il 2012 e la terza nel 2012 (*bullet*).

Le cedole, da pagarsi con cadenza semestrale, sono calcolate in base a tassi fissi del 6,17% e del 6,49%.

L'ammontare in scadenza entro 12 mesi ammonta a US$ 8,3 milioni.

Il prestito emesso nel mese di giugno 2009 ha un valore nominale di US$ 250 milioni.

L'operazione, anch'essa strutturata in tre *tranche*, rispettivamente di US$ 40 milioni, US$ 100 milioni e US$ 110 milioni, prevede scadenze *bullet* nel 2014, 2016 e 2019.

Le cedole, anch'esse semestrali, sono calcolate in base a tassi fissi pari a 6,83%, 7,50% e 7,99%.

Le variazioni di valore dell'esercizio risultano da:
- l'emissione del nuovo prestito, per US$ 250 milioni, al netto degli oneri direttamente correlati di US$ 2,6 milioni;
- la quota rimborsata nel corso del 2009 relativamente al *private placement* del 2002 (US$ 12,3 milioni);
- il rilascio degli effetti del costo ammortizzato del *private placement* del 2002, rettificato in passato per effetto delle coperture di *fair value* non più in essere a seguito del *default* della controparte Lehman Brothers; tale effetto è pari a un provento finanziario di US$ 2,3 milioni (€1,6 milioni).

Debiti verso banche

Al 31 dicembre 2009 la quota non corrente dei debiti verso banche include per €352 migliaia un finanziamento ricevuto da Sella & Mosca S.p.A., assistito da ipoteche su terreni e fabbricati e da privilegi su impianti e macchinari. L'ammontare residuo dei debiti verso banche rappresenta la quota residua di due finanziamenti bancari di società controllate.

La quota corrente dei debiti verso le banche è riconducibile a finanziamenti accesi da alcune controllate, oltre a linee di credito a breve termine utilizzate localmente.

Leasing

I debiti per *leasing* si riferiscono al *leasing* finanziario posto in essere dalla Capogruppo nel 2004, con scadenza 2012, e riguardante il complesso immobiliare di Novi Ligure.

Debito per put option e earn out

I contratti relativi alle acquisizioni di Cabo Wabo e Sabia S.A. prevedevano la possibilità di esercizio di opzioni *call/put* sulle quote residue rispettivamente del 20% e 30%.

Le opzioni relative al 30% di Sabia S.A. sono state esercitate nel corso del 2009, in anticipo rispetto alla data originariamente prevista; il debito è stato pertanto estinto.

La voce include inoltre la stima di pagamenti triennali di *earn out* concordati nell'ambito dell'acquisto di X-Rated Fusion Liqueur nel 2007 e dell'acquisizione di Destiladora San Nicolas, S.A. de C.V. nel 2008.

I pagamenti sono stabiliti su base annuale.

Inoltre, il contratto di acquisto di Sabia S.A. del 2008 prevedeva anch'esso un meccanismo di *earn out*, pagabile nel 2012, tuttora in essere.

Le variazioni della voce rispetto al 2008 si riferiscono al pagamento delle quote di Sabia S.A per € 1,9 milioni, dell'*earn out* di X-Rated Fusion Liqueur per € 1,6 milioni e all'aggiornamento delle stime dei debiti di cui sopra.

In particolare, è stato riversato a conto economico un importo pari a €6.407 mila per effetto di rivisitazione delle stime fatte nell'esercizio precedente relativamente alle *put option* di Cabo Wabo e all'*earn out* di X-Rated Fusion Liqueur.

Altri finanziamenti

La voce include un contratto di finanziamento di pertinenza della Capogruppo intrattenuto con il Ministero dell'Industria, il cui rimborso è previsto in 10 rate annuali a partire da febbraio 2006.

Passività finanziarie per contratti forward

Al 31 dicembre 2009 la voce è riconducibile al *fair value* di contratti di acquisto e vendita a termine di valuta, che si qualificano come operazioni di copertura.

Una parte è relativa alla copertura dei flussi finanziari non ancora realizzati ed è stata imputata direttamente a patrimonio netto, al netto del relativo effetto fiscale.

Si rimanda per maggiori dettagli alla nota 44 – Strumenti finanziari, informazioni integrative.

38. Piani a benefici definiti

Le società del Gruppo garantiscono benefici successivi al rapporto di lavoro per i propri dipendenti sia direttamente, sia contribuendo a fondi esterni.

La modalità secondo cui questi benefici sono garantiti varia a seconda delle condizioni legali, fiscali e economiche di ogni paese in cui il Gruppo opera.

Tali benefici sono garantiti attraverso piani a contribuzione definita e/o piani a benefici definiti.

In presenza di piani a contribuzione definita, le società del Gruppo versano i contributi a istituti assicurativi pubblici o privati sulla base di un obbligo di legge o contrattuale, oppure su base volontaria.

Con il pagamento di detti contributi le società adempiono a tutti i loro obblighi.

A fine esercizio gli eventuali debiti per contributi da versare sono inclusi nella voce altre passività correnti; il costo di competenza dell'esercizio è rilevato per destinazione a conto economico.

I piani a benefici definiti possono essere non finanziati (*unfunded*) o possono essere interamente o parzialmente finanziati (*funded*) dai contributi versati dall'impresa, e, talvolta, dai suoi dipendenti, a una società o fondo, giuridicamente distinto dall'impresa che eroga i benefici ai dipendenti.

Per quanto riguarda le società italiane del Gruppo, i piani a benefici definiti sono rappresentanti dal trattamento di fine rapporto ('TFR') spettante ai propri dipendenti.

Per effetto della riforma della previdenza complementare introdotta nel 2007 per le società con almeno cinquanta dipendenti, le quote di TFR maturate fino al 31 dicembre 2006 rimangono in azienda; diversamente, le quote di TFR maturande a partire dal 1 gennaio 2007 devono, a scelta del dipendente, essere destinate a forme di previdenza complementare, ovvero essere mantenute in azienda, la quale provvederà a trasferire le quote di TFR al Fondo di Tesoreria istituito presso l'INPS.

Di conseguenza, la quota di TFR maturata fino al 31 dicembre 2006 continua a essere classificata come piano a benefici definiti, mantenendo i criteri di valutazione attuariale, per esprimere il valore attuale del beneficio, erogabile al termine del rapporto di lavoro, che i dipendenti hanno maturato alla data del 31 dicembre 2006.

Invece, le quote di TFR maturate dal 1 gennaio 2007 vengono classificate come piani a contribuzione definita.

Poiché le società italiane del Gruppo assolvono mediante il pagamento di contributi a un'entità separata (un fondo), senza ulteriori obblighi, l'impresa iscrive per competenza le quote di contribuzione al fondo, a fronte delle prestazioni di lavoro dei dipendenti, senza provvedere ad alcun calcolo attuariale.

Per la parte di TFR considerata piano a benefici definiti, si tratta di piano *unfunded* che, pertanto, non ha attività al proprio servizio.

Inoltre, alcune società del Gruppo hanno alcuni piani della stessa tipologia verso dipendenti e/o *ex* dipendenti.

Tali piani beneficiano di attività al loro servizio.

La passività relativa ai piani a benefici definiti del Gruppo, determinata su base attuariale con il metodo della 'proiezione unitaria del credito', è iscritta in bilancio, al netto del *fair value* delle eventuali attività a servizio del piano.

Nel caso in cui il *fair value* delle attività a servizio del piano ecceda il valore dell'obbligazione per benefici successivi al rapporto di lavoro e il Gruppo abbia il diritto al rimborso o il diritto a ridurre la sua futura contribuzione al piano, tale eccedenza è rilevata come un'attività non corrente secondo i criteri stabiliti dallo IAS 19.

La tabella che segue mostra l'ammontare del trattamento di fine rapporto negli ultimi quattro esercizi.

TFR	31 dicembre 2009 (€/000)	31 dicembre 2008 (€/000)	31 dicembre 2007 (€/000)	31 dicembre 2006 (€/000)
Obbligazioni a benefici definiti	9.363	10.378	11.565	12.631

La tabella che segue mostra l'ammontare degli altri piani a benefici definiti, finanziati da attività asservite al piano stesso negli ultimi quattro esercizi.

Altri piani	31 dicembre 2009 (€/000)	31 dicembre 2008 (€/000)	31 dicembre 2007 (€/000)	31 dicembre 2006 (€/000)
Obbligazioni a benefici definiti	3.997	3.561	3.336	2.405
Attività a servizio del piano (–)	(4.424)	(3.969)	(3.898)	(2.610)
Eccedenza (deficit) del piano	428	407	562	205

La tabella che segue mostra i componenti del costo netto dei piani a benefici definiti rilevato a conto economico negli esercizi 2009 e 2008.

Costo netto del beneficio	TFR		Altri piani	
	2009 (€/000)	2008 (€/000)	2009 (€/000)	2008 (€/000)
Costo per le prestazioni di lavoro corrente	221	73	54	109
Oneri finanziari sulle obbligazioni	389	407	23	157
Ricavo atteso sulle attività del piano	–	–	–	(144)
(Utili)/perdite attuariali netti	85	276	(24)	21
Effetto di *curtailment*	–	–	–	167
	695	**756**	**53**	**310**

La tabella che segue mostra le variazioni intervenute nel valore attuale dell'obbligazione per benefici definiti nel corso degli esercizi 2009 e 2008.

Variazioni nel valore attuale delle obbligazioni	TFR		Altri piani	
	31 dicembre 2009 (€/000)	31 dicembre 2008 (€/000)	31 dicembre 2009 (€/000)	31 dicembre 2008 (€/000)
Valore attuale al 1 gennaio	10.378	11.565	3.561	3.336
Costo delle prestazioni di lavoro corrente	221	73	54	109
Benefici pagati	(1.680)	(2.415)	253	(129)
Oneri finanziari sulle obbligazioni	389	407	23	157
Utili (perdite) attuariali sulle obbligazioni	85	276	(24)	21
Curtailment	–	–	–	167
Altre variazioni	(30)	471	130	(100)
Valore attuale al 31 dicembre	**9.363**	**10.378**	**3.997**	**3.561**
Attività a servizio dei piani portate a diretta diminuzione dell'obbligazione	–	–	(3.552)	(3.277)
Trattamento di fine rapporto e altri fondi pensione	**9.363**	**10.378**	**444**	**285**

La tabella che segue mostra le variazioni del *fair value* delle attività a servizio dei piani a benefici definiti intervenute nel corso degli ultimi tre esercizi.

Attività a servizio dei piani	31 dicembre 2009 (€/000)	31 dicembre 2008 (€/000)	31 dicembre 2007 (€/000)
Valore attuale al 1 gennaio	3.969	3.898	2.610
Rendimento atteso	–	144	96
Contributi del datore di lavoro	149	160	336
Contributi dei partecipanti al piano	262	63	59
Benefici pagati	119	(644)	(75)
Utili (perdite) attuariali sulle obbligazioni	–	7	–
Altre variazioni	(75)	341	873
Valore attuale al 31 dicembre	**4.424**	**3.969**	**3.898**
Attività a servizio dei piani portate a diretta diminuzione dell'obbligazione	(3.552)	(3.277)	(3.245)
Crediti verso fondi per benefici dipendenti	**872**	**692**	**653**

Le obbligazioni derivanti dai piani sopra descritti sono calcolati sulla base delle seguenti ipotesi attuariali.
I tassi relativi ai costi dell'assistenza sanitaria non entrano nelle ipotesi usate nel determinare le obbligazioni di cui sopra; pertanto eventuali variazioni degli stessi non produrrebbero alcun effetto.

39. Fondi rischi

La tabella che segue mostra i movimenti intervenuti nella voce nel periodo in esame:

	Fondo imposte (€/000)	Fondo ristrutturazioni industriali (€/000)	Fondo indennità suppletiva clientela (€/000)	Altri (€/000)	Totale (€/000)
Saldo al 31 dicembre 2008	**3.298**	**2.401**	**1.114**	**2.240**	**9.053**
Variazione area di consolidamento		16		905	921
Accantonamenti	2.347	1.578	379	642	4.946
Utilizzi	(2.527)	(295)	(262)	(1.600)	(4.683)
Differenze cambio e altri movimenti	285	15	(12)	137	425
Saldo al 31 dicembre 2009	**3.404**	**3.715**	**1.220**	**2.323**	**10.661**
di cui esborso previsto:					
entro 12 mesi	2.269	3.715		934	6.918
oltre 12 mesi	1.135		1.220	1.390	3.745

La variazione dell'area di consolidamento è pari a €921 migliaia, riconducibile principalmente a Rare Breed Distilling, LLC, per l'iscrizione di passività inerenti alla messa in sicurezza dei magazzini di stoccaggio dei prodotti in invecchiamento.

Il fondo imposte, pari a €3.404 migliaia al 31 dicembre 2009, accoglie principalmente le probabili passività fiscali che potrebbero emergere per la Capogruppo e per Campari Italia S.p.A. dalla verifica avvenuta nel corso del 2006 e proseguita nel 2007, per i periodi di imposta 2003, 2004 e 2005.

Nel corso del mese di dicembre 2009 sono stati notificati a Campari Italia S.p.A gli avvisi di accertamento afferenti l'anno 2004.

Con riguardo a tali atti, la società ha presentato nel febbraio 2010 istanza di accertamento con adesione.

Per quanto riguarda gli accantonamenti dell'esercizio, si riferiscono per €2.347 migliaia a Campari do Brasil Ltda. relativi a problematiche fiscali antecedenti all'acquisizione della società da parte del Gruppo.

Tale importo sarà rimborsato dalla società venditrice e pertanto non ha avuto impatti nel conto economico dell'esercizio.

Il fondo ristrutturazione industriale, pari alla fine del periodo a €3.715 migliaia, riguarda per un ammontare pari a €2.370 migliaia le passività iscritte a seguito dell'interruzione dell'attività produttiva dello stabilimento di Sulmona nell'anno 2007, in base allo specifico accordo sindacale coerentemente con il programma di misure alternative e di sostegno, sul fronte occupazionale.

La chiusura della procedura a fronte della quale è stato accantonato il fondo in questione, è prevista nel corso 2010, con il relativo utilizzo complessivo del fondo residuo.

L'accantonamento pari a €1.578 migliaia è imputabile alla Capogruppo e a Campari Italia S.p.A. complessivamente per €363 migliaia per oneri previsti a fronte della procedura di mobilità, il cui accordo è stato siglato nel mese di aprile; inoltre €563 migliaia sono riconducibili alla chiusura di Qingdao Sella & Mosca Winery Co. Ltd.

Infine €570 mila sono accantonati per liquidazione di posizioni diverse all'interno del Gruppo.

Il fondo indennità suppletiva clientela accoglie la stima della passività probabile da sostenere per l'erogazione dell'indennità spettante agli agenti successivamente alla fine del rapporto.

Tale importo è stato, inoltre, attualizzato sulla base di un adeguato tasso.

Al 31 dicembre 2009 gli altri fondi includono la stima della passività per cause legali diverse e per gli oneri a fronte di transazioni con il personale.

Inoltre accolgono, per quanto riguarda Campari Italia S.p.A., i costi derivanti da contratti già in essere con la clientela, il cui ammontare è definito sulla base di transazioni perfezionate nei primi mesi del 2010, nonché rettifiche alle vendite per omessi sconti, differenze prezzo, resi sulle vendite fatturate nell'anno 2009, per le

quali non è possibile determinare in modo certo e oggettivo l'ammontare e la loro manifestazione, alla chiusura del presente bilancio.

Si ricorda che già al 31 dicembre 2008 era in essere un contenzioso con l'Amministrazione Finanziaria brasiliana, che ha contestato a Campari do Brasil Ltda., in relazione all'IPI (imposta di fabbricazione), la corretta classificazione dei prodotti commercializzati.

Al 31 dicembre 2009 le maggiori imposte e sanzioni accertate ammontano a Real Brasiliani 120,8 milioni (pari a €48,1 milioni).

La società ha intrapreso le opportune azioni per contestare integralmente la suddetta pretesa, avvalendosi di noti professionisti locali e, in base ai pareri da questi espressi, si è ritenuto non sussistano ancora oggi i presupposti per effettuare un apposito accantonamento.

Pertanto, anche nel bilancio al 31 dicembre 2009 non è stato accantonato alcun fondo a tale titolo.

Inoltre, a seguito di una verifica fiscale sulla Capogruppo relativa al periodo di imposta 2005, sono emersi rilievi formalizzati in un processo verbale di constatazione, che riguardano maggiore IRES per €2,7 milioni e maggiore IRAP per 0,4 milioni.

A fronte di tali rilievi la Capogruppo ha presentato le proprie deduzioni difensive.

Al momento non vi sono fondi iscritti a fronte di tali rischi fiscali in quanto non ne sussistono allo stato attuale i presupposti.

40. Debiti verso fornitori e altre passività correnti

	31 dicembre 2009 (€/000)	31 dicembre 2008 (€/000)
Debiti commerciali verso fornitori terzi	179.074	150.697
Debiti commerciali verso società collegate	8	1.012
Debiti verso fornitori	**179.082**	**151.709**
Personale	21.276	16.682
Agenti	3.784	4.908
Risconti passivi	4.858	4.900
Risconti plusvalenze realizzate	929	2.548
Debiti per contributi ricevuti non ancora certi	3.807	2.443
Altri	8.000	9.247
Altre passività correnti	**42.655**	**40.727**

La variazione dell'area di consolidamento per i debiti commerciali è pari a €9.578 migliaia, mentre per gli altri debiti ammonta a €2.069 migliaia.

Il debito per contributi ricevuti non ancora certi si riferisce agli anticipi incassati da Sella & Mosca S.p.A per contributi ricevuti dall'AGEA (Agenzia Erogazioni Agricoltura) su impianti di vigneto in fase di preproduzione.

Solo in seguito al collaudo degli impianti stessi i contributi potranno assumere carattere di certezza e saranno imputati a conto economico in base alla vita utile degli impianti stessi.

Il dettaglio degli incassi è evidenziato nel paragrafo successivo.

Di seguito si riporta lo scadenziario dei debiti fornitori e di alcune voci delle altre passività correnti, in particolare i debiti verso agenti e la voce altri della tabella di cui sopra.

31 dicembre 2009	Debiti verso fornitori (€/000)	Altri debiti verso terzi (€/000)	Totale (€/000)
A vista	28.634	1.764	30.398
Entro 1 anno	149.324	10.021	159.344
Da 1 a 2 anni	1.124	–	1.124
Da 3 a 5 anni	–	–	–
Più di 5 anni	–	–	–
Totale debiti analizzati per scadenza	179.082	11.785	190.867
Debiti non rilevanti ai fini dell'analisi per scadenza	–	30.870	30.870
Totale	**179.082**	**42.655**	**221.737**

31 dicembre 2008	Debiti verso fornitori (€/000)	Altri debiti verso terzi (€/000)	Totale (€/000)
A vista	28.060	1.207	29.267
Entro 1 anno	122.643	12.409	135.052
Da 1 a 2 anni	1.007	538	1.545
Da 3 a 5 anni	–	–	–
Più di 5 anni	–	–	–
Totale debiti analizzati per scadenza	151.709	14.154	165.864
Debiti non rilevanti ai fini dell'analisi per scadenza	–	26.573	26.573
Totale	**151.709**	**40.727**	**192.436**

41. Contributi in conto capitale

La tabella che segue mostra la movimentazione intervenuta negli esercizi in rassegna dei risconti passivi relativi a contributi in conto capitale.

In alcuni casi i contributi incassati non hanno ancora assunto carattere di certezza; viene pertanto iscritto un debito a fronte del contributo incassato. Nel momento in cui i contributi diventano certi, essi sono classificati tra i risconti e sono quindi imputati a conto economico in base alla vita utile degli impianti stessi.

La movimentazione che segue traccia pertanto per maggiore chiarezza le movimentazioni intervenute sia nei debiti che nei risconti.

Gli incassi ricevuti nell'esercizio si riferiscono a Sella & Mosca S.p.A. a fronte del piano dell'AGEA (Agenzia Erogazioni Agricoltura) su impianti di vigneto in fase di preproduzione della Regione Sardegna;

31 dicembre 2009	Debiti per anticipi (€/000)	Risconti passivi (€/000)
Saldo al 1 gennaio 2009	2.443	3.772
Incassi dell'esercizio	1.775	–
Contributi aventi assunto carattere di certezza	(389)	389
Riconosciuti a conto economico	(22)	(370)
Altre variazioni	–	52
Saldo al 31 dicembre 2009	**3.807**	**3.843**

31 dicembre 2008	Debiti per anticipi (€/000)	Risconti passivi (€/000)
Saldo al 1 gennaio 2008	1.011	3.797
Incassi dell'esercizio	1.909	–
Contributi aventi assunto carattere di certezza	(337)	337
Riconosciuti a conto economico	(285)	(362)
altre variazioni	145	–
Saldo al 31 dicembre 2008	**2.443**	**3.772**

42. Debiti per imposte

La voce risulta così composta.

	31 dicembre 2009 (€/000)	31 dicembre 2008 (€/000)
Imposte sul reddito	11.245	8.056
Debiti verso controllante per consolidato fiscale	22.441	16.464
Debiti verso controllante per Iva di gruppo	6.406	5.552
Imposta sul valore aggiunto	10.126	6.069
Imposta di fabbricazione sull'alcool	22.511	20.689
Ritenute e tasse diverse	3.080	2.436
	75.809	**59.266**

I debiti in questione sono tutti scadenti entro 12 mesi.

Il debito per imposte sul reddito è esposto al netto degli acconti versati e delle ritenute subite.

I debiti verso controllante per consolidato fiscale al 31 dicembre 2009 si riferiscono ai debiti per imposte sui redditi di Davide Campari-Milano S.p.A. e delle controllate italiane nei confronti di Fincorus S.p.A.

Al 31 dicembre 2009 il Gruppo presenta un debito netto di €22.191 migliaia, che include altresì €188 migliaia iscritti tra le attività non correnti.

Tali posizioni creditorie e debitorie verso la controllante per il consolidato fiscale sono infruttifere di interessi (si rimanda per maggiori dettagli alla nota 47 – Informativa sulle parti correlate).

43. Piano di *stock option*

In osservanza della delibera Consob n. 11971 del 14 maggio 1999 e successive modifiche e della comunicazione Consob n. 11508 del 15 febbraio 2000, di seguito si riportano le informazioni relative al piano di *stock option* (il 'Piano') deliberato dal Consiglio di Amministrazione di Davide Campari-Milano S.p.A. del 15 maggio 2001, che ha recepito il piano quadro per la disciplina generale delle *stock option* per il Gruppo Campari approvato dall'Assemblea degli azionisti del 2 maggio 2001.

Scopo del Piano è offrire ai beneficiari che nell'ambito del Gruppo ricoprono posizioni di particolare rilevanza la possibilità di partecipare al capitale di Davide Campari-Milano S.p.A. per allineare i loro interessi a quelli degli azionisti e per fidelizzarli in vista degli obiettivi strategici da realizzare.

I destinatari del piano sono soggetti legati da un rapporto di lavoro dipendente, amministratori e/o soggetti

che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo, così come individuati dal Consiglio di Amministrazione di Davide Campari-Milano S.p.A., che alla data di delibera del piano e sino al momento dell'esercizio delle opzioni siano stati ininterrottamente dipendenti e/o amministratori e/o collaboratori di una o più società del Gruppo.

Il regolamento del Piano non prevede prestiti o altre agevolazioni per la sottoscrizione delle azioni ai sensi dell'articolo 2358, 3° comma, cod. civ.

Il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha la facoltà di predisporre i regolamenti, scegliere i beneficiari, determinare quantità e valori per l'esecuzione dei piani di *stock option*; inoltre, Davide Campari-Milano S.p.A. si riserva il diritto insindacabile di modificare il Piano e il Regolamento laddove ciò si rendesse necessario o anche solo opportuno a seguito di modifiche della normativa vigente o a seguito di altre ragioni oggettive che ne consiglino la modificazione.

La prima assegnazione dei diritti è stata effettuata nel luglio del 2001 e le relative opzioni sono state interamente esercitate nel luglio del 2006, alla scadenza del piano.

Successivamente, nel corso di ogni esercizio sono state deliberate ulteriori attribuzioni di *stock option*, anch'esse disciplinate dal piano quadro approvato dall'assemblea degli azionisti il 2 maggio 2001.

Le facoltà di esercizio originariamente previste differivano nelle singole attribuzioni e prevedevano finestre per il possibile esercizio.

Nel 2009, il Consiglio d'Amministrazione della Capogruppo ha deliberato una variazione del periodo di esercizio, prevedendo la possibilità di esercizio anche parziale, in qualsiasi giorno di borsa aperta nell'ambito del periodo di esercizio previsto per ciascun piano.

Per quanto riguarda i piani del 2004 per i quali il periodo di esercizio è stato allungato, si segnala che ciò ha comportato un incremento del *fair value* per *stock option*, con un impatto pari a €721 migliaia sul conto economico dell'anno.

Nel 2009, sono state deliberate nuove attribuzioni di *stock option* con possibilità di esercizio nel periodo compreso tra il mese di novembre 2014 e il mese di dicembre 2016.

Il numero di diritti concessi è stato pari a 1.162.401, per l'acquisto di altrettante azioni a un prezzo medio di assegnazione di €5,98 pari alla media ponderata del prezzo di borsa del mese precedente al giorno in cui le opzioni sono state attribuite.

La tabella che segue mostra l'evoluzione dei piani di *stock option* nei periodi considerati.

	31 dicembre 2009		31 dicembre 2008	
	Azioni	Prezzo medio di assegnazione/ esercizio (€)	azioni	Prezzo medio di assegnazione/ sercizio (€)
Diritti esistenti all'inizio del periodo	18.250.940	5,89	11.047.120	5,38
Diritti concessi nel periodo	1.162.401	7,06	7.703.905	5,69
(Diritti annullati nel periodo)	(181.835)	5,97	(500.085)	7,39
(Diritti esercitati nel periodo) (*)	(1.685.627)	4,10		
(Diritti scaduti nel periodo)				
Diritti esistenti alla fine del periodo	17.545.879	5,67	18.250.940	5,89
di cui esercitabili alla fine del periodo	3.408.763	4,28		

(*) il prezzo medio di mercato alla data di esercizio è di stato di €6,99.

La vita media residua delle opzioni esistenti al 31 dicembre 2009 è di 4 anni (3,4 anni al 31 dicembre 2008).

L'intervallo dei valori dei prezzi di esercizio di queste opzioni è compreso, diviso in intervalli annuali delle assegnazioni, è il seguente.

	Prezzo medio di esercizio (€)
Assegnazioni 2004	3,99
Assegnazioni 2005	6,20
Assegnazioni 2006	7,66
Assegnazioni 2007	7,74
Assegnazioni 2008	5,69
Assegnazioni 2009	5,98

Il *fair value* medio delle opzioni concesse durante l'esercizio 2009 è di €1,86 (€1,08 nel 2008).

Il *fair value* delle *stock option* è rappresentato dal valore dell'opzione determinato applicando il modello Black-Scholes, che tiene conto delle condizioni di esercizio del diritto, del valore corrente dell'azione, della volatilità attesa e del tasso privo di rischio.

La volatilità è stata stimata con l'ausilio dei dati forniti da un *provider* di informazioni di mercato, condivisi con un primario istituto di credito, e corrisponde alla stima di volatilità del titolo nel periodo coperto dal piano.

Le ipotesi assunte per la valutazione del *fair value* delle opzioni emesse nel 2009 e 2008 sono le seguenti.

	2009	2008
Dividendi attesi (€)	0,11	0,11
Volatilità attesa (%)	26%	19%
Volatilità storica (%)	26%	23%
Tasso di interesse di mercato	2,80%	3,50%
Vita attesa opzioni (anni)	4,02	6,04
Prezzo di esercizio (€)	**5,98**	**5,69**

Davide Campari-Milano S.p.A. possiede azioni proprie da destinarsi ai piani di *stock option*.

La tabella che segue mostra la movimentazione di tali azioni nei periodi considerati.

	Numero azioni proprie		Prezzo di acquisto (€)	
	2009	2008	2009	2008
Saldo al 1 gennaio	**1.940.747**	**1.044.454**	**11.519.923**	**7.009.748**
Acquisti	2.199.000	896.293	13.373.833	4.510.175
Vendite	(1.685.627)		(10.392.118)	
Saldo al 31 dicembre	**2.454.120**	**1.940.747**	**14.501.638**	**11.519.923**
% sul capitale sociale	0,85%	0,67%		

Relativamente alle vendite di azioni proprie dell'esercizio, movimentate nella tabella precedente al costo originario di acquisto, la Capogruppo ha registrato una perdita di €3.464 migliaia.

44. Strumenti finanziari – informazioni integrative

Di seguito si espone il valore al quale sono rilevate le singole categorie di attività e passività finanziarie detenute dal Gruppo.

31 dicembre 2009	Finanziamenti e crediti (€/000)	Passività finanziarie costo ammortizzato (€/000)	Derivati di copertura (€/000)
Disponibilità liquide e mezzi equivalenti	129.636		
Crediti finanziari correnti	3.664		
Attività finanziarie non correnti	159.463		
Crediti commerciali	236.166		
Altri crediti	24.333		
Debiti verso banche		(18.169)	
Debiti per *leasing* immobiliare		(9.623)	
Prestiti obbligazionari		(549.996)	
Private placement		(262.228)	
Ratei su prestiti obbligazionari		(11.528)	
Altre passività finanziarie		(1.080)	
Debito per *put option*		(16.931)	
Debiti commerciali		(179.082)	
Altri debiti		(42.655)	
Attività correnti per derivati di copertura			2.992
Passività non correnti per derivati di copertura			(55.338)
Passività correnti per derivati di copertura			(1.668)
Totale	**553.261**	**(1.091.292)**	**(54.014)**

31 dicembre 2008	Finanziamenti e crediti (€/000)	Passività finanziarie costo ammortizzato (€/000)	Derivati di copertura (€/000)
Disponibilità liquide e mezzi equivalenti	172.558		
Crediti finanziari correnti	4.093		
Altre attività finanziarie non correnti	4.573		
Crediti commerciali	271.598		
Altri crediti	32.430		
Debiti verso banche		(108.340)	
Debiti per *leasing* immobiliare		(13.928)	
Prestito obbligazionario		(221.564)	
Private placement		(104.150)	
Ratei su prestiti obbligazionari		(7.475)	
Altre passività finanziarie		(1.265)	
Debito per *put option*		(26.562)	
Debiti commerciali		(151.709)	
Altri debiti		(40.727)	
Passività non correnti per derivati di copertura			(20.516)
Passività correnti per derivati di copertura			(3.002)
Totale	**485.253**	**(675.720)**	**(23.518)**

Fair value delle attività e passività finanziarie

Si espone di seguito un raffronto per ogni classe di attività e passività finanziaria, tra il *fair value* della categoria e il corrispondente valore in bilancio.

Il metodo usato nella determinazione del *fair value* è stato il seguente:

- per le attività e passività finanziarie che sono liquide o hanno una scadenza molto prossima, si suppone che il valore contabile approssimi il valore equo; questa ipotesi si applica anche per i depositi a termine, i titoli a pronto smobilizzo e gli strumenti finanziari a tasso variabile;
- per la valutazione del *fair value* degli strumenti di copertura si è ricorso all'utilizzo di modelli di valutazione utilizzando parametri di mercato;
- il *fair value* dei debiti finanziari non correnti è stato ottenuto mediante l'attualizzazione di tutti i flussi finanziari futuri, alle condizioni in essere alla fine dell'esercizio.

Per quanto riguarda le poste commerciali e di altri crediti e debiti, il *fair value* è pari al valore contabile; non vengono pertanto esposti nella tabella sottostante.

	valore di bilancio		*fair value*	
	31 dicembre 2009 (€/000)	31 dicembre 2008 (€/000)	31 dicembre 2009 (€/000)	31 dicembre 2008 (€/000)
Disponibilità liquide e mezzi equivalenti	129.636	172.558	129.636	172.558
Rateo interessi su *swap* su debito obbligazionario	1.153	–	1.153	–
Attività per altri derivati di copertura	1.839	–	1.839	–
Altri crediti finanziari correnti	3.664	4.093	3.664	4.093
Attività per derivato su *private placement*				
Altre attività finanziarie non correnti	159.463	4.573	159.463	4.573
Attività finanziarie	**295.754**	**181.224**	**295.754**	**181.224**
Debiti verso banche	18.169	108.340	18.169	108.340
Debiti per *leasing* immobiliare	9.623	13.928	9.623	12.931
Prestiti obbligazionari	549.996	221.564	534.934	214.640
Private placement	262.228	104.150	287.937	97.888
Rateo interessi su prestiti obbligazionari	11.528	7.475	11.528	7.475
Passività per derivato su prestito obbligazionario	55.338	20.516	55.338	20.516
Passività per altri derivati di copertura	1.668	3.002	1.668	3.002
Altri finanziamenti	1.080	1.265	1.080	1.265
Debiti per *put option* e *earn out*	16.931	26.562	16.931	26.562
Passività finanziarie	**926.561**	**506.802**	**937.208**	**492.619**
Attività (passività) finanziarie nette	**(630.805)**	**(325.578)**	**(641.453)**	**(311.395)**

Fair value – gerarchia

Il Gruppo stipula strumenti finanziari derivati con diverse banche aventi *rating* primario.

I derivati, valutati utilizzando tecniche che si basano sui dati di mercato, sono principalmente *swap* sui tassi d'interesse e contratti di vendita/acquisto a termine di valuta.

Le tecniche di valutazione applicate con maggior frequenza includono i modelli di '*forward pricing*' e '*swap*', che utilizzano i calcoli del valore attuale.

I modelli incorporano diversi *input* inclusi la qualità di credito della controparte, la volatilità dei mercati, i cambi a pronti e *forward*, i tassi d'interesse attuali e *forward*.

La seguente tabella analizza la gerarchia degli strumenti finanziari valutati a *fair value*, in base alle tecniche di valutazione utilizzate:

- livello 1: le tecniche di valutazione utilizzano prezzi quotati su un mercato attivo per le attività o le passività soggette alla valutazione;
- livello 2: le tecniche di valutazione considerano *input* diversi dalle quotazioni precedenti, ma comunque osservabili direttamente o indirettamente sul mercato;
- livello 3: le tecniche usate utilizzano *input* che non si basano su dati di mercato osservabili.

	31 dicembre 2009	Livello 1 (€/000)	Livello 2 (€/000)	Livello 3 (€/000)
Attività valutate al *fair value*:				
Ratei interessi su *swap* prestiti obbligazionari	1.153		1.153	
Contratti a termine sui cambi	1.838		1.838	
Passività valutate al *fair value*:				
Interest rate e *currency swap* su prestito obbligazionario (US$)	51.935		51.935	
Interest rate swap su prestito obbligazionario (Eurobond)	3.403		3.403	
Contratti a termine sui cambi	1.668		1.668	

Attività di copertura

Il Gruppo ha in essere diversi strumenti derivati, a copertura sia del valore equo degli strumenti sottostanti che dei flussi di cassa.

Nella tabella sottostante si espone il *fair value* di questi strumenti derivati, rilevati come attività o passività.

	31 dicembre 2009		31 dicembre 2008	
	Attività (€/000)	Passività (€/000)	Attività (€/000)	Passività (€/000)
Interest rate e *currency swap* su prestito obbligazionario (US$)	–	(53.819)	–	(32.194)
Interest rate swap su prestito obbligazionario (Eurobond)	–	(3.403)	–	–
Ratei interessi su *swap* prestito obbligazionario	1.153	-	–	(1.879)
Contratti a termine sui cambi	1.838	(1.652)	–	(98)
Derivati a copertura di valore equo	**2.991**	**(58.874)**	**–**	**(34.171)**
Interest rate swap su prestito obbligazionario (US$)	–	1.884	–	11.678
Contratti a termine sui cambi per operazioni future	–	(16)	–	(1.025)
Derivati a copertura di flussi di cassa	**–**	**1.868**	**–**	**10.653**
Totale derivati	**2.991**	**(57.006)**	**–**	**(23.518)**

Derivati a copertura del fair value

Il Gruppo ha in essere i seguenti contratti, che soddisfano la definizione di strumenti di copertura in base a quanto richiesto dallo IAS 39.

- *Cross currency swap* sul prestito obbligazionario del 2003 della Capogruppo (US$)

Alla data del presente bilancio è in essere un *cross currency swap* sui cambi di complessivi nozionali US$ 300 milioni sul prestito obbligazionario della Capogruppo denominato in Dollari USA.

Tale strumento ha le medesime scadenze del debito sottostante.

La valutazione del derivato viene fatta a *fair value* e le relative variazioni sono rilevate a conto economico; avendo stabilito l'efficacia delle operazioni di copertura, l'utile o la perdita sull'elemento coperto attribuibile al rischio coperto rettifica il valore contabile del debito sottostante e viene rilevato anch'esso immediatamente nel conto economico.

Al 31 dicembre 2009 il *cross currency swap* della Capogruppo ha un *fair value* complessivo negativo di €53.819 migliaia, esposto tra le passività finanziarie non correnti.

La variazione del *fair value* di detti strumenti rilevata a conto economico dell'esercizio 2009 è negativa per €13.808 migliaia.

L'utile registrato sullo strumento coperto è invece pari a €14.358 migliaia.

- *Interest rate swap* sul prestito obbligazionario del 2009 della Capogruppo (Eurobond)

Lo strumento di copertura negoziato nel corso dell'esercizio comporta il pagamento di tassi variabili (Euribor 6 mesi + 210 *basis point*) su un debito sottostante di €250 milioni.

La valutazione al 31 dicembre 2009 di tale strumento rappresenta una passività di €3.403 migliaia; le variazioni rilevate a conto economico sono riferite alle variazioni di *fair value* dello *swap*, pari a una perdita di €3.403 migliaia e alla correlata variazione del debito sottostante, pari a un utile di €2.560.247 utile.

- Copertura di debiti e crediti in valuta

Campari International S.A.M. al 31 dicembre 2009 ha in essere contratti *forward* su crediti e debiti in valuta diversa dall'Euro esistenti in bilancio a tale data.

I contratti sono stati negoziati in modo tale da farne coincidere le scadenze con i flussi in entrata e in uscita derivanti dalle vendite e acquisti nelle singole valute.

La valorizzazione dei contratti alla data di bilancio ha dato luogo all'iscrizione di attività per €1.838 migliaia e di passività per €1.652 migliaia.

Si riepilogano di seguito complessivamente gli utili e le perdite su strumenti di copertura e su strumenti coperti per quanto riguarda tutte le coperture di *fair value* del Gruppo, corrispondenti al *cross currency swap* e *interest rate swap* della Capogruppo e alla copertura di debiti e crediti in valuta sopra commentati.

	31 dicembre 2009 (€/000)	31 dicembre 2008 (€/000)
Utili sullo strumento di copertura	905	34.041
Perdite sullo strumento di copertura	(18.167)	(344)
Totale utili (perdite) su strumento di copertura	**(17.262)**	**33.697**
Utili sullo strumento coperto	16.919	373
Perdite sullo strumento coperto	(27)	(33.708)
Totale utili (perdite) su strumento coperto	**16.892**	**(33.335)**

Derivati a copertura dei flussi finanziari

Il Gruppo ha in essere i seguenti contratti che consentono una copertura dei propri flussi finanziari.

• *Interest rate swap* sul prestito obbligazionario del 2003 della Capogruppo (US$)

Il Gruppo ha in essere diversi *interest rate swap,* che comportano il pagamento di un tasso fisso medio del 4,25% (i tassi sono compresi tra 4,03% e 4,37%) su sottostanti totali di US$ 50 milioni (scadenza 2015) e di US$ 150 milioni (scadenza 2018).

Avendo la copertura soddisfatto i requisiti di efficacia, è stata iscritta un'apposita riserva di patrimonio netto, pari a un'attività, per un valore lordo di €1.884 migliaia.

In base a quanto disposto dallo IAS 39, la riserva di *cash flow hedging* relativa a questi contratti si riverserà a conto economico nelle stesse scadenze dei flussi finanziari correlati al debito.

Nell'esercizio, un onere non realizzato di €16.731 migliaia è stato rilevato nella riserva stessa, unitamente al correlato effetto fiscale differito pari a €4.601 migliaia.

Peraltro, il realizzarsi dei flussi finanziari oggetto della copertura, ha generato il relativo riversamento della riserva di *cash flow hedge*, rilevando un impatto positivo di conto economico del periodo, pari a €878 migliaia.

• *Interest rate swap* sul prestito obbligazionario del 2009 della Capogruppo (Eurobond)

In prossimità dell'erogazione del prestito obbligazionario emesso nell'esercizio, la Capogruppo ha negoziato delle coperture di tassi di interesse.

Alla data di quotazione del prestito, per effetto delle variazioni intercorse negli andamenti dei tassi, tale contratto ha comportato un esborso finanziario pari a €2.998 migliaia, iscritto a patrimonio netto.

Tale riserva sarà rilasciata a conto economico con i flussi finanziari generati dal debito sottostante.

Nel 2009 è stato riversato a conto economico un onere di €76 migliaia.

• Copertura di vendite e acquisti futuri in valuta

Al 31 dicembre 2009, il Gruppo detiene contratti a termine sui cambi, designati come strumenti di copertura sulle vendite e acquisti futuri attesi in base alle proprie stime di vendita e acquisti 2010, che saranno altamente probabili.

I contratti sono stati negoziati in modo tale da farne coincidere le scadenze con le previsioni dei flussi in entrata e in uscita derivanti dalle vendite e acquisti nelle singole valute.

Le coperture in essere hanno un importo nominale di US$ 8,6 milioni, JPY 708,7 milioni, CAD 0,5 milioni e GBP 1,7 milioni.

La copertura ha soddisfatto i requisiti di efficacia e una perdita non realizzata di €16 migliaia è stata sospesa nelle riserve di patrimonio netto al netto delle relative imposte differite.

La manifestazione di tali flussi di cassa avverrà interamente nel 2010.

Di seguito si riporta uno scadenziario indicante, al 31 dicembre 2009, i periodi in cui i flussi di cassa derivanti dalle coperture sopra descritte sono attesi.

L'analisi include i flussi derivanti dagli *interest rate swap* della Capogruppo che comportano il pagamento di tassi di interesse fissi sul prestito obbligazionario del 2003 (in US$).

Tali flussi riguardano solo gli interessi e non sono stati attualizzati.

L'analisi riporta altresì i flussi derivanti dai contratti a termine sui cambi, fatti a fronte di vendite e acquisti futuri.

31 dicembre 2009	entro l'anno (€/000)	1-5 anni (€/000)	oltre 5 anni (€/000)	totale (€/000)
Flussi di cassa in uscita	25.131	44.465	38.983	108.579
Flussi di cassa in entrata	23.713	38.362	33.695	95.770
Flussi netti	(1.419)	(6.103)	(5.288)	(12.810)

31 dicembre 2008	entro l'anno (€/000)	1-5 anni (€/000)	oltre 5 anni (€/000)	totale (€/000)
Flussi di cassa in uscita	5.543	22.171	22.232	49.946

I movimenti complessivi della riserva di *cash flow hedging* e delle imposte differite ad essa connesse sono i seguenti:

31 dicembre 2009	Importo lordo (€/000)	Effetto fiscale (€/000)	Importo netto (€/000)
Saldo iniziale al 1 gennaio 2009	18.448	(5.434)	13.014
Portato a conto economico nell'esercizio	243	314	557
Rilevato a patrimonio nell'esercizio	(19.745)	-1	(19.746)
Rilevato nelle imposte differite	-	5.404	5.404
Importo riserva 31 dicembre 2009	**(1.054)**	**283**	**(771)**

31 dicembre 2008	Importo lordo (€/000)	Effetto fiscale (€/000)	Importo netto (€/000)
Saldo iniziale al 1 gennaio 2008	14.749	(3.876)	10.873
Portato a conto economico nell'esercizio	(1.747)	61	(1.686)
Rilevato a patrimonio nell'esercizio	5.446	(1.858)	3.588
Riclassificato a utili a nuovo		239	239
Importo riserva 31 dicembre 2008	**18.448**	**(5.434)**	**13.014**

45. Natura e entità dei rischi derivanti dagli strumenti finanziari

I principali strumenti finanziari del Gruppo includono conti correnti e depositi a breve, passività finanziarie verso banche a breve e lungo termine, *leasing* finanziari e prestiti obbligazionari.

L'obiettivo è quello di finanziare l'attività operativa del Gruppo.

Oltre a ciò, il Gruppo ha crediti e debiti commerciali derivanti dalla propria attività.

I principali rischi finanziari a cui si espone il Gruppo sono quelli di mercato (valuta e tasso di interesse), di credito e di liquidità; di seguito si espone una descrizione di questi rischi e le modalità di gestione degli stessi.

Per fronteggiare tali rischi, il Gruppo fa ricorso a strumenti derivati, principalmente *interest rate swap, cross currency swap* e contratti *forward* per la copertura dei rischi di tasso di interesse e di cambio.

Rischio di credito

Per quanto riguarda le transazioni commerciali, il Gruppo opera con controparti di dimensioni medie e elevate (grande distribuzione e distributori nazionali e internazionali) in relazione alle quali sono effettuati preventivamente controlli di merito creditizio.

Le condizioni commerciali concesse inizialmente sono particolarmente restrittive.

Ogni società attua una procedura di valutazione e controllo del proprio portafoglio clienti, anche tramite un costante controllo degli incassi. In caso di eccessivi o ripetuti ritardi, le forniture vengono sospese.

Le perdite su crediti storicamente registrate sono molto basse in rapporto al fatturato e non richiedono apposite coperture e/o assicurazioni.

L'importo massimo del rischio alla data del bilancio è pari al valore contabile delle attività finanziarie per crediti commerciali.

Le transazioni finanziarie sono effettuate con primarie istituzioni nazionali e internazionali, il cui *rating* viene monitorato ai fini di limitare il rischio di insolvenza della controparte.

L'importo massimo del rischio alla data del bilancio è pari al valore contabile di queste attività.

Rischio di liquidità

L'elevata capacità di generare cassa tramite le proprie attività operative consente al Gruppo di ridurre al minimo il rischio di liquidità, inteso come difficoltà a reperire fondi per far fronte al regolamento delle proprie passività finanziarie.

La presente tabella riepiloga il profilo per scadenza delle passività finanziarie al 31 dicembre 2009 basato sugli obblighi contrattuali di rimborso, inclusi gli interessi, non attualizzati.

Per quanto riguarda i debiti commerciali e le altre passività, si rimanda alla nota 40 - Debiti verso fornitori e altre passività correnti.

31 dicembre 2009	A vista (€/000)	Entro 1 anno (€/000)	Da 1 a 2 anni (€/000)	Da 3 a 5 anni (€/000)	Più di 5 anni (€/000)	Totale (€/000)
Debiti e finanziamenti verso banche	–	17.274	700	1.651	420	20.045
Prestiti obbligazionari	–	24.325	26.715	87.289	635.153	773.481
Passività per derivati su prestito obbligazionario	–	(317)	301	3.568	54.067	57.619
Private placement	–	24.390	24.032	144.061	181.036	373.519
Leasing immobiliare	–	3.494	3.494	3.036	0	10.024
Altri debiti finanziari	–	196	196	588	196	1.176
Totale passività finanziarie	**–**	**69.361**	**55.438**	**240.193**	**870.871**	**1.235.863**

31 dicembre 2008	A vista (€/000)	Entro 1 anno (€/000)	Da 1 a 2 anni (€/000)	Da 3 a 5 anni (€/000)	Più di 5 anni (€/000)	Totale (€/000)
Debiti e finanziamenti verso banche	–	107.454	264	600	142	108.460
Prestito obbligazionario	–	9.765	9.765	29.295	250.172	298.998
Passività per derivati su prestito obbligazionario	–	(629)	(1.721)	1.138	48.477	47.265
Private placement	–	14.904	11.578	91.566	0	118.048
Leasing immobiliare	–	3.494	3.494	6.530	0	13.518
Altri debiti finanziari	–	196	196	588	393	1.373
Totale passività finanziarie	**–**	**135.183**	**23.575**	**129.718**	**299.185**	**587.661**

I debiti finanziari del Gruppo, a eccezione dei debiti non correnti che hanno scadenze fisse non prorogabili, sono rappresentati da debiti bancari a breve.

Il Gruppo, tramite la propria liquidità e la forte gestione di cassa derivante dalla propria attività operativa ha sufficienti risorse per potere affrontare gli impegni finanziari nelle scadenze prestabilite.

Inoltre, vi sono linee di credito non utilizzate che possono coprire eventuali aumenti nei fabbisogni di liquidità.

Rischi di mercato

- Rischio di tasso di interesse

Il Gruppo è esposto al rischio di oscillazione dei tassi sulle proprie attività finanziarie, sui debiti e prestiti bancari a breve termine e sui contratti di *leasing* a lungo termine.

Tra le passività finanziarie a lungo termine, alcuni finanziamenti ottenuti da Sella & Mosca S.p.A. e un finanziamento minore della Capogruppo, sono regolate a tassi fissi.

I *private placement* di Redfire, Inc. sono anch'essi regolati a tasso fisso.

Il prestito obbligazionario della Capogruppo (del 2003), originariamente a tasso fisso sul Dollaro USA, è stato riportato, tramite la stipulazione di contratti derivati, a un tasso variabile in Euro; successivamente, parte di tale debito è stato riportato, tramite la stipulazione di *Interest rate swap*, a tasso fisso in Euro.

Il prestito obbligazionario della Capogruppo del 2009 è stato emesso anch'esso a tasso fisso, ma successivamente una parte di esso è stato riportato a tasso variabile tramite *interest rate swap*.

Si segnala che globalmente, la quota di debito a tasso fisso del Gruppo è pari al 60% circa del totale dei debiti finanziari al 31 dicembre 2009.

Analisi di sensitività

La seguente tabella mostra gli effetti sul conto economico del Gruppo alla sensitività di una possibile variazione nei tassi di interesse, mantenendo costante tutte le altre variabili.

Un valore negativo nella tabella riflette una potenziale riduzione netta dell'utile e del patrimonio, mentre un valore positivo riflette un potenziale incremento netto.

Le ipotesi assunte in termini di una variazione ragionevolmente possibile dei tassi sono basate su un'analisi dell'andamento degli stessi alla data di bilancio.

Gli effetti sul conto economico sono gli effetti di un intero esercizio nell'ipotesi di variazione dei tassi, calcolati sulle attività finanziarie del Gruppo e sulle passività finanziarie a tasso variabile.

Per quanto riguarda le passività finanziarie a tasso fisso coperte da *interest rate swap*, la variazione dell'attività compensa la variazione del debito sottostante, con effetto praticamente nullo a conto economico.

Inoltre sono inclusi gli effetti netto imposte degli effetti di conto economico descritti sopra.

31 dicembre 2009		Conto economico	
	Incremento/decremento dei tassi di interesse in punti percentuali	Aumento tassi interesse (€/000)	Diminuzione tassi interesse (€/000)
Euro	+ / – 10 *basis point*	–212	212
Dollaro	+ / – 10 *basis point*	21	–21
Altre valute	+ / – 50 *basis point* su CHFLibor, + / – 50 *basis point* su GBPLibor, + / – 300 *basis point* su R$Libor	867	–867
Effetto totale		676	-676

31 dicembre 2008		Conto economico	
	Incremento/decremento dei tassi di interesse in punti percentuali	Aumento tassi interesse (€/000)	Diminuzione tassi interesse (€/000)
Euro	+ / – 260 *basis point*	72	–72
Dollaro USA	+ / – 350 *basis point*	863	–863
Altre valute	+ / – 170 *basis point* su CHFLibor, + / – 410 *basis point* su GBP Libor, + / – 230 *basis point* su R$ Libor	440	–440
Effetto totale		1.375	–1.375

• Rischio di cambio

La crescita dell'attività internazionale del Gruppo ha portato a un aumento delle vendite realizzate sui mercati non appartenenti all'area Euro, che rappresentano il 41,9% delle vendite nette del Gruppo del 2009.

Tuttavia, la presenza di strutture stabili del Gruppo in paesi quali Stati Uniti, Brasile e Svizzera consente una parziale copertura di questo rischio, dato che sia i costi che i ricavi sono denominati nella medesima valuta; inoltre per quanto riguarda gli Stati Uniti, parte dei flussi derivanti dalla gestione caratteristica sono impiegati per ripagare i *private placement* denominati in Dollari USA in essere localmente e accesi per far fronte alle acquisizioni di alcune società.

Pertanto, l'esposizione a operazioni in valuta generata da vendite e acquisti in valute diverse da quelle funzionali rappresenta il 8,1% circa delle vendite consolidate nel 2009.

Per quanto riguarda queste operazioni, la *policy* del Gruppo prevede il controllo di tale rischio mediante il ricorso a vendite o acquisti *forward*.

Inoltre, la Capogruppo ha in essere un prestito obbligazionario in valuta USD, il cui rischio di cambio è stato coperto mediante un *cross currency swap*.

Analisi di sensitività

La tabella seguente mostra gli effetti del conto economico del Gruppo alla sensitività di una possibile variazione nei tassi di cambio contro l'Euro, mantenendo costante tutte le altre variabili.

Si precisa che quest'analisi non include l'effetto sul bilancio consolidato della conversione dei bilanci delle controllate denominati in valuta estera a seguito di una possibile variazione dei tassi di cambio.

Un valore negativo nella tabella riflette una potenziale riduzione netta dell'utile e del patrimonio, mentre un valore positivo riflette un potenziale incremento netto.

Le ipotesi assunte in termini di una variazione ragionevolmente possibile dei tassi sono basate su un'analisi delle previsioni attese dalle agenzie di informazioni finanziarie alla data di bilancio.

Gli effetti sul conto economico riguardano la variazione del *fair value* di attività e passività monetarie detenute in valuta diversa dalla valuta funzionale.

Le tipologie di operazioni che rientrano in questa analisi sono le seguenti: il prestito obbligazionario della Capogruppo, denominato in Dollari USA, e le operazioni di acquisto e vendita in valuta diversa dalla valuta funzionale delle società.

Il primo risulta coperto da *cross currency swap*, e le altre operazioni sono coperte da contratti *forward*; di conseguenza in entrambi i casi una variazione dei tassi di cambio comporterebbe una pari variazione del *fair value* della copertura e dell'elemento coperto con effetto nullo a conto economico.

Gli effetti sul patrimonio netto sono dati da variazioni nel *fair value* dell'*interest rate swap* della Capogruppo e dei contratti *forward* su operazioni future, strumenti usati come copertura dei flussi di cassa.

Inoltre, sono inclusi gli effetti al netto delle imposte differite degli impatti di conto economico descritti sopra.

31 dicembre 2009		Conto economico		Patrimonio netto	
	variazione del tasso di cambio in %	Aumento tassi di cambio (€/000)	Diminuzione tassi di cambio (€/000)	Aumento tassi di cambio (€/000)	Diminuzione tassi di cambio (€/000)
Dollaro USA	+/–9%	–	–	–189	587
Altre valute	+/–8%	–	–	–267	666
Effetto totale		–	–	–455	1.253

31 dicembre 2008		Conto economico		Patrimonio netto	
	variazione del tasso di cambio in %	Aumento tassi di cambio (€/000)	Diminuzione tassi di cambio (€/000)	Aumento tassi di cambio (€/000)	Diminuzione tassi di cambio (€/000)
Dollaro USA	+/–13%	–	–	–559	507
Altre valute	+/–10%	–	–	–1.294	446
Effetto totale		–	–	–1.853	953

46. Impegni e rischi

Di seguito sono illustrati i principali impegni e rischi del Gruppo Campari alla data di riferimento del bilancio.

Leasing operativo non annullabile – Gruppo Campari come locatario

La tabella che segue mostra, suddivisi per scadenza, gli importi dovuti dal Gruppo negli esercizi futuri per contratti di *leasing* operativi su beni mobili.

Pagamenti minimi futuri per *leasing* operativo	31 dicembre 2009 (€/000)	31 dicembre 2008 (€/000)
Entro un anno	3.611	3.510
Tra uno e cinque anni	12.041	10.167
Oltre cinque anni	1.791	
	17.442	**13.677**

L'importo esposto in tabella è riconducibile a locazioni di automobili, *computer* e macchine elettroniche diverse; inoltre è incluso il leasing operativo oltre cinque anni per impianti e macchinari di CJSC Odessa Sparkling Wine Company'.
Sono inclusi gli affitti di fabbricati e uffici.

Leasing finanziario non annullabile – Gruppo Campari come locatario

L'impegno relativo al contratto di *leasing* finanziario stipulato dalla Capogruppo nel corso del 2003 (relativo al complesso immobiliare e industriale di Novi Ligure), prevede i seguenti pagamenti minimi futuri; si espone inoltre il raccordo tra questi e il loro valore attuale.
Al 31 dicembre 2008 era incluso anche il *leasing* finanziario di Sabia S.A, estinto nel corso del 2009.

***Leasing* finanziario**	31 dicembre 2009		31 dicembre 2008	
	Pagamenti minimi futuri (€/000)	Valore attuale dei pagamenti futuri (€/000)	Pagamenti minimi futuri (€/000)	Valore attuale dei pagamenti futuri (€/000)
Entro un anno	3.494	3.277	3.703	3.382
Tra uno e cinque anni	6.490	6.345	10.925	10.478
Oltre cinque anni	–	–	–	–
Totale pagamenti minimi	9.984	9.622	14.627	13.860
Oneri finanziari	(362)		(767)	
Valore attuale dei pagamenti minimi futuri	**9.622**	**9.622**	**13.860**	**13.860**

Impegni contrattuali in essere per l'acquisto di immobili impianti e macchinari

Tali impegni ammontano a €2,1 milioni, scadenti entro l'esercizio.

Gli impegni sono relativi per € 1,7 milioni circa alla Capogruppo e si riferiscono principalmente al contratto per la costruzione del nuovo magazzino prodotti finiti a Novi Ligure e alla predisposizione dei locali per il museo Campari.

Al 31 dicembre 2008 erano inclusi in tale voce € 16 milioni inerenti al contratto per la costruzione della nuova sede di alcune delle società italiane del Gruppo a Sesto San Giovanni.

Altri impegni

Gli altri impegni assunti dal Gruppo per acquisti di beni o servizi riguardano principalmente:

- acquisti di materie prime riferibili a vino e uve per la produzione dei vini e spumanti Cinzano; si tratta di contratti pluriennali stipulati direttamente con i conferenti degli stessi, conformemente a quanto previsto dall'accordo dei produttori di Moscato d'Asti;
- impegni contrattuali per acquisto di materiali e servizi pubblicitari;
- impegni contrattuali per l'acquisto di abbigliaggi, merci, materiali di manutenzione e sussidiari, nonché servizi correlati all'attività delle unità produttive;
- impegni per locazioni riferite all'accordo d'indennità di occupazione della *ex* sede della Società, in scadenza nel 1 quadrimestre;
- contratti di sponsorizzazione.

Restrizioni sulla titolarità e proprietà di immobili, impianti e macchinari impegnati a garanzia di passività.

Il Gruppo ha in essere alcuni finanziamenti, per un importo residuo pari a €517 migliaia, assistiti da ipoteche su terreni e fabbricati e da privilegi su macchinari e impianti per un ammontare originario pari a €5,3 milioni.

Altre Garanzie

Il Gruppo ha emesso altre forme di garanzia verso terzi rappresentate da fideiussioni a dogane per accise per €52,3 milioni al 31 dicembre 2009 (€43,7 milioni al 31 dicembre 2008).

47. Informativa su parti correlate

Davide Campari-Milano S.p.A. è controllata da Alicros S.p.A., che è a sua volta controllata da Fincorus S.p.A.
Fincorus S.p.A., Davide Campari-Milano S.p.A. e le sue controllate italiane, hanno aderito all'opzione del regime del consolidato fiscale nazionale, disciplinato dagli articoli 117 e seguenti T.U.I.R., per gli esercizi 2007, 2008 e 2009.
Pertanto, i crediti e debiti fiscali per imposte sul reddito delle singole società italiane vengono iscritti verso la controllante indiretta della Capogruppo, Fincorus S.p.A.
Al 31 dicembre 2009, la posizione complessiva delle società italiane controllate da Davide Campari-Milano S.p.A. e della Capogruppo stessa, verso la controllante indiretta Fincorus S.p.A., a seguito del consolidato fiscale, é pari a un debito netto di €22.191 migliaia, che include altresì crediti per €188 migliaia, iscritti nelle Altre attività non correnti.
Nella tabella seguente si espone il saldo netto a debito.

Inoltre, Fincorus S.p.A., Davide Campari-Milano S.p.A. e le sue controllate italiane, hanno aderito all'opzione per il regime I.V.A. di Gruppo per il triennio 2008-2010 ai sensi dell'articolo 73 comma 3 del D.P.R. 633/72.
Al 31 dicembre 2009, la Capogruppo e le società controllate italiane presentano una situazione debitoria verso Fincorus S.p.A. per €6.406 migliaia.

Si segnala altresì che i crediti e debiti che sorgono a seguito di tutti i rapporti fiscali di cui sopra non sono fruttiferi di interessi.

I rapporti con società collegate e *joint venture* fanno parte dell'ordinaria gestione e sono regolati a condizioni di mercato e cioè alle condizioni che si sarebbero applicate fra due parti indipendenti, o di criteri che consentono il recupero dei costi sostenuti e la remunerazione dei capitali investiti.
Tutte le operazioni poste in essere con parti correlate sono state compiute nell'interesse del Gruppo.
La tabella che segue mostra gli ammontari dei rapporti divisi per natura posti in essere con le parti correlate.

31 dicembre 2009	Crediti commerciali (€/000)	Debiti commerciali (€/000)	Crediti (debiti) per consolidato fiscale (€/000)	Crediti (debiti) per I.V.A. di Gruppo (€/000)	Altri crediti fiscali non correnti (€/000)	Altri crediti (debiti) (€/000)
International Marques V.o.f.	938	(8)	–	–	–	–
Focus Brands Trading Ltd	672	–	–	–	–	–
Fincorus S.p.A	–	–	(22.379)	(6.406)	188	(41)
	1.609	**(8)**	**(22.379)**	**(6.406)**	**188**	**(41)**
Incidenza % sulla relativa voce di bilancio	1%	0%	34%	10%	1%	0%

31 dicembre 2008	Crediti commerciali (€/000)	Debiti commerciali (€/000)	Crediti (debiti) per consolidato fiscale (€/000)	Crediti (debiti) per I.V.A. di Gruppo (€/000)	Altri crediti fiscali non correnti (€/000)	Altri crediti (debiti) (€/000)
Fior Brands Ltd.	1.144	–	16	–	–	–
International Marques V.o.f.	1.483	(252)	–	–	–	–
M.C.S. S.p.r.l.	2.565	(697)	621	–	–	14
Summa S.L.	–	(63)	–	–	–	–
Fincorus S.p.A.	–	–	–	(14.928)	(5.552)	–
	5.192	**(1.012)**	**636**	**(14.928)**	**(5.552)**	**14**
Incidenza % sulla relativa voce di bilancio	2%	1%	16%	28%	11%	0%

31 dicembre 2009	Vendita merci (€/000)	Contributi promozionali (€/000)	Altri proventi e oneri (€/000)	Proventi finanziari (€/000)	Risultati delle *joint venture* (€/000)
Alicros S.r.l.	–	–	122	–	–
International Marques V.o.f.	3.108	(963)	1	–	(36)
M.C.S. S.c.a.r.l.	3.069	(925)	13	6	(267)
Focus Brands Trading (India) Private Ltd.	585	(180)	6	–	(493)
	6.762	**(2.069)**	**143**	**6**	**(796)**

31 dicembre 2008	Vendita merci (€/000)	Contributi promozionali (€/000)	Altri proventi e oneri (€/000)	Proventi finanziari (€/000)	Risultati delle *joint venture* (€/000)
Fior Brands Ltd.	–	–	232	–	–
International Marques V.o.f.	3.813	(1.636)	46	–	65
M.C.S. S.c.a.r.l.	8.370	(1.516)	36	19	177
Summa S.L.	740	(918)	(1.585)	–	(12)
	12.922	**(4.070)**	**(1.270)**	**19**	**230**

Le poste economiche esposte verso la società M.C.S. S.c.a.rl, si riferiscono ai primi tre mesi dell'esercizio 2009. Il 10 aprile 2009 il Gruppo ha acquistato il restante 50% della *joint-venture* e pertanto da quella data la società è stata consolidata con il metodo integrale.

Le retribuzioni degli amministratori della Capogruppo, qualificati come dirigenti del Gruppo a responsabilità strategica, sono state le seguenti:

	31 dicembre 2009 (€/000)	31 dicembre 2008 (€/000)
Benefici a breve termine	4.122	4.032
Benefici a contribuzione definita	42	42
Stock option	1.292	1.026
	5.456	**5.100**

48. Dipendenti

Le tabelle che seguono mostrano il numero medio dei dipendenti in forza al Gruppo, suddiviso, rispettivamente, per settore di attività, categoria e area geografica.

per area	31 dicembre 2009	31 dicembre 2008
Produzione	957	673
Vendita e distribuzione	827	654
Generale	392	319
Totale	**2.176**	**1.646**

per categoria	31 dicembre 2009	31 dicembre 2008
Dirigenti	124	109
Impiegati	1.128	974
Operai	925	564
Totale	**2.176**	**1.646**

per area geografica	31 dicembre 2009	31 dicembre 2008
Italia	832	837
Estero	1.344	809
Totale	**2.176**	**1.646**

49. Eventi successivi alla chiusura dell'esercizio

Aumento di capitale a titolo gratuito

Il Consiglio di Amministrazione del 30 marzo 2010 che approva il progetto di bilancio della Capogruppo è chiamato altresì a deliberare in merito alla proposta di un aumento di capitale gratuito da effettuarsi mediante emissione di 290.400.000 nuove azioni del valore nominale di €0,10 da riconoscere gratuitamente ai soci in ragione di una nuova azione per ciascuna azione posseduta, mediante l'utilizzo della riserva utili a nuovo.

Il capitale sociale versato risultante dall'aumento di capitale gratuito sarà, pertanto pari a €58.080.000, suddiviso in 580.800.000 azioni.

Sesto San Giovanni (MI), martedì 30 marzo 2010

Il Presidente del Consiglio di Amministrazione
Luca Garavoglia

Attestazione del Bilancio consolidato ai sensi dell'articolo 81-*ter* del Regolamento Consob n. 11971 del 14 maggio 1999

1. I sottoscritti Robert Kunze-Concewitz e Stefano Saccardi, in qualità di Amministratori Delegati di Davide Campari-Milano S.p.A., e Paolo Marchesini, in qualità di Amministratore Delegato e Dirigente preposto alla redazione dei documenti contabili societari di Davide Campari-Milano S.p.A., attestano, tenuto anche conto di quanto previsto dall'articolo 154-*bis*, 3° e 4° comma, del Decreto Legislativo n. 58 del 24 febbraio 1998:

- l'adeguatezza in relazione alle caratteristiche dell'impresa e
- l'effettiva applicazione

delle procedure amministrative e contabili per la formazione del bilancio consolidato, nel corso dell'esercizio 2009.

2. Si attesta, inoltre, che:

2.1. il bilancio consolidato al 31 dicembre 2009:

a) è redatto in conformità ai principi contabili internazionali applicabili riconosciuti nella Comunità europea ai sensi del regolamento (CE) n. 1606/2002 del Parlamento europeo e del Consiglio, del 19 luglio 2002;

b) corrisponde alle risultanze dei libri e delle scritture contabili;

c) è idoneo a fornire una rappresentazione veritiera e corretta della situazione patrimoniale, economica e finanziaria dell'emittente e dell'insieme delle imprese incluse nel consolidamento.

2.2. La relazione sulla gestione comprende un'analisi attendibile dell'andamento e del risultato della gestione, nonché della situazione dell'emittente e dell'insieme delle imprese incluse nel consolidamento, unitamente alla descrizione dei principali rischi e incertezze cui sono esposte.

Sesto San Giovanni (MI), martedì 30 marzo 2010

Amministratore Delegato
Robert Kunze-Concewitz

Amministratore Delegato
Stefano Saccardi

Amministratore Delegato
e Dirigente preposto alla redazione
dei documenti contabili societari
Paolo Marchesini



Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

Relazione della società di revisione
ai sensi dell'art. 156 del D. Lgs. 24.2.1998, n. 58

Agli Azionisti della
Davide Campari-Milano S.p.A.

1. Abbiamo svolto la revisione contabile del bilancio consolidato costituito dalla situazione patrimoniale-finanziaria, dal conto economico, dal conto economico complessivo, dal prospetto delle variazioni del patrimonio netto, dal rendiconto finanziario e dalle relative note di commento, della Davide Campari-Milano S.p.A. e sue controllate ("Gruppo Campari") chiuso al 31 dicembre 2009. La responsabilità della redazione del bilancio in conformità agli International Financial Reporting Standards adottati dall'Unione Europea, nonché ai provvedimenti emanati in attuazione dell'art. 9 del D. Lgs. n. 38/2005, compete agli amministratori della Davide Campari-Milano S.p.A.. E' nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile.

2. Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla Consob. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio consolidato sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale.

   Il bilancio consolidato presenta ai fini comparativi i dati dell'esercizio precedente. Come illustrato nelle note di commento, gli amministratori hanno riesposto alcuni dati comparativi relativi all'esercizio precedente, rispetto ai dati precedentemente presentati e da noi assoggettati a revisione contabile, sui quali avevamo emesso la relazione di revisione in data 10 aprile 2009. Le modalità di rideterminazione dei dati comparativi e la relativa informativa presentata nelle note di commento, sono state da noi esaminate ai fini dell'espressione del giudizio sul bilancio consolidato chiuso al 31 dicembre 2009.

3. A nostro giudizio, il bilancio consolidato del Gruppo Campari al 31 dicembre 2009 è conforme agli International Financial Reporting Standards adottati dall'Unione Europea, nonché ai provvedimenti emanati in attuazione dell'art. 9 del D. Lgs. n. 38/2005; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria, il risultato economico ed i flussi di cassa del Gruppo Campari per l'esercizio chiuso a tale data.

4. La responsabilità della redazione dei commenti degli amministratori e della relazione sul governo societario e gli assetti proprietari, pubblicata nella sezione "Investors" del sito internet della Davide Campari-Milano S.p.A., in conformità a quanto previsto dalle norme di legge, compete agli amministratori della Davide Campari-Milano S.p.A.. E' di nostra competenza l'espressione del giudizio sulla coerenza dei commenti degli amministratori e


ERNST & YOUNG

delle informazioni di cui al comma 1, lettere c), d), f), l), m) e al comma 2, lettera b) dell'art. 123-bis del D.Lgs. 58/98, presentate nella relazione sul governo societario e gli assetti proprietari, con il bilancio, come richiesto dalla legge. A tal fine, abbiamo svolto le procedure indicate dal principio di revisione 001 emanato dal Consiglio Nazionale dei Dottori Commercialisti e degli Esperti Contabili e raccomandato dalla Consob. A nostro giudizio i commenti degli amministratori e le informazioni di cui al comma 1, lettere c), d), f), l), m) e al comma 2, lettera b) dell'art. 123-bis del D.Lgs. 58/98 presentate nella relazione sul governo societario e gli assetti proprietari sono coerenti con il bilancio consolidato della Davide Campari-Milano S.p.A. al 31 dicembre 2009.

Milano, 6 aprile 2010

Reconta Ernst & Young S.p.A.

Alberto Romeo
(Socio)

DAVIDE CAMPARI MILANO S.p.A.

sede in via Franco Sacchetti, 20 - 20099 Sesto San Giovanni (MI)
Capitale Sociale 29.040.000 Euro
Codice Fiscale - Registro Imprese 06672120158 - REA n. 1112227

Relazione del Collegio dei Sindaci sul Bilancio Consolidato di gruppo

al 31/12/2009 ai sensi dell'art. 41 del D. Lgs. 9/4/1991, n.127

* * * * *

Ai soci dell'impresa capogruppo Davide Campari Milano S.p.a..

Nell'ambito dei nostri compiti abbiamo controllato, ai sensi dell'art. 41 del D.Lgs. 127/91, il bilancio consolidato della capogruppo Davide Campari Milano S.p.a. al 31/12/2009 redatto secondo i principi internazionali IAS/IFRS, giusta la previsione legislativa 28/2/2005 n. 38 in esecuzione del Regolamento Comunitario n. 1606 del 18/7/2002. Il bilancio al 31/12/2009 chiude con un risultato netto di Euro/migliaia 137.489 (di cui Euro/migliaia 377 di spettanza di terzi), un totale attivo di Euro/migliaia 2.378.435, un patrimonio netto di Euro/migliaia 1.046.006 (di cui 2.536 attribuibile a terzi), mentre non figurano conti d'ordine in quanto l'adozione degli IAS ne comporta o il recepimento quale debito in bilancio ovvero la sola descrizione quale impegno; ciò è quanto rappresentato nel bilancio e nei documenti di accompagnamento sottoposti al vostro esame.

A) Controllo del bilancio consolidato

1. Il nostro esame è stato svolto secondo i principi di comportamento del Collegio sindacale enunciati dal Consiglio Nazionale dei Dottori Commercialisti ed Esperti Contabili e, in conformità a tali principi, abbiamo fatto riferimento alle norme di legge che disciplinano il bilancio consolidato, interpretate e integrate dai corretti principi contabili enunciati dal Consiglio Nazionale dei Dottori Commercialisti ed Esperti Contabili e alle indicazioni Consob di volta in volta rilevanti, nonché ai principi contabili internazionali IAS/IFRS giusta la previsione legislativa 28/2/2005 n. 38 in esecuzione del Regolamento

Comunitario n. 1606 del 18/7/2002 nell'interpretazione fornita dall'O.I.C. (Organismo Italiano della Contabilità);

2. I bilanci delle società controllate sono stati assoggettati a controllo legale da parte dei rispettivi Collegi Sindacali per quanto concerne le società italiane, e comunque tutti anche al controllo contabile da parte della società di revisione Reconta Ernst & Young S.p.a quale revisore principale.

   Su tali bilanci non abbiamo svolto alcun controllo diretto in quanto non di nostra competenza e, pertanto, il nostro giudizio è limitato a quanto concerne il consolidamento.

3. Abbiamo esaminato il perimetro di consolidamento e abbiamo rilevato che tutte le imprese controllate sono state consolidate con il metodo integrale e che le società a controllo congiunto e le imprese collegate sono state valutate con il metodo del patrimonio netto.

   Le variazioni del perimetro rispetto all'esercizio precedente vengono analiticamente dettagliate nelle note al bilancio. Tali variazioni sono conseguenza delle nuove acquisizioni operate ovvero di costituzione di nuove società mentre non fanno più parte del consolidato due società già in liquidazione che hanno chiuso tale procedura nell'esercizio.

4. Quanto al metodo di consolidamento si segnala che vengono consolidate con il metodo del patrimonio netto le seguenti partecipazioni non di maggioranza: FIOR BRAND Ltd in liquidazione, International Margue V.o.f., Focus Brands Trading (India) Private Ltd.

5. I principi di consolidamento adottati sono conformi a quanto previsto dallo IAS 27 e in particolare:

   - la definizione dell'area di consolidamento è basata sul concetto di controllo economico-patrimoniale esercitato direttamente o indirettamente dalla Capogruppo e dalle sue controllate italiane nel rispetto dei principi dettati dallo IAS 27, nonché sul concetto di influenza notevole;

- la data di riferimento del bilancio consolidato coincide con la data di chiusura del bilancio di esercizio della capogruppo (31/12/2009), ed il bilancio è basato sui bilanci delle società incluse nell'area di consolidamento chiusi alla stessa data;
- le attività e le passività, gli oneri e i proventi delle imprese consolidate con il metodo integrale sono stati assunti interamente nel bilancio consolidato; il valore contabile delle partecipazioni è stato eliminato a fronte della corrispondente frazione di patrimonio netto delle imprese partecipate, attribuendo ai singoli elementi dell'attivo e del passivo patrimoniale il loro valore corrente alla data di acquisizione del controllo. L'eventuale differenza residua, se positiva, è stata iscritta alla voce dell'attivo Avviamento; se negativa, è stata rilevata a conto economico;
- le quote del patrimonio netto di competenza dei soci di minoranza sono iscritte in apposite voci del bilancio; la quota di patrimonio netto dei soci di minoranza è determinata sulla base dei valori correnti attribuiti alle attività e passività alla data di assunzione del controllo, escluso l'eventuale avviamento a essi riferibile.

6. Quanto al controllo contabile, abbiamo avuto informazione dalla Reconta Ernst & Young, società di revisione cui è stato affidato l'incarico di revisione del bilancio consolidato, che la relazione del revisore verrà rilasciata nei termini e che da essa non emergeranno segnalazioni.
7. La documentazione esaminata e le informazioni assunte non evidenziano deviazioni dalle norme di legge che disciplinano il bilancio consolidato, integrate dai principi contabili sopra identificati e dalle norme di comportamento del Collegio Sindacale.
8. Quanto alle modalità di redazione e al contenuto delle note al bilancio, si dà atto della conformità a quanto disposto dallo IAS 1, e in particolare che:

- il bilancio consolidato comprende le situazioni economico - patrimoniali della Capogruppo e delle società controllate italiane e estere sulle quali la Capogruppo esercita, direttamente od indirettamente, il controllo così come definito dallo IAS 27 -



Bilancio consolidato;

- sono stati applicati i principi IAS/IFRS in vigore alla data di chiusura dell'esercizio e interpretati, quanto alla loro applicazione, dall'O.I.C.;
- l'utilizzo del metodo del fair value così come previsto o consentito dai principi IAS/IFRS viene illustrato dagli amministratori, e così per gli impairment test condotti, anche con riferimento ai relativi effetti;
- sono state rispettate le strutture previste dai relativi principi contabili internazionali per la redazione dello stato patrimoniale, del conto economico e delle note al bilancio. In particolare il conto economico è classificato per destinazione e lo stato patrimoniale è basato sulla divisione tra attività e passività correnti e non correnti;
- le note al bilancio sono state redatte rispettando il contenuto previsto dallo IAS 1; in particolare l'indicazione dei soggetti e il metodo di consolidamento prescelti sono conformi alle indicazioni richieste dallo IAS 27 e gli amministratori informano in modo compiuto sull'area di consolidamento e sulla sua variazione, nonché sulle modalità di consolidamento così come sull'analisi delle singole voci e, nella relazione sulla gestione, sui fatti più rilevanti anche con riferimento agli accadimenti intervenuti dopo la chiusura dell'esercizio.
- I criteri di valutazione sono stati applicati in modo uniforme, supportati anche da impairment test, e non si sono verificate situazioni o casi eccezionali che abbiano richiesto l'esercizio di deroghe; in tale contesto essi non hanno subito modifiche rispetto al passato esercizio.

9. I nuovi principi contabili che hanno trovato applicazione nel bilancio consolidato rispetto allo scorso esercizio sono i seguenti:
   - IAS 1, integrazione: con indicazione separata degli accadimenti relativi alla quota di patrimonio proprio e di terzi, senza effetto nel caso di specie;
   - IAS 19, integrazione: con riferimento alle prestazioni di lavoro passate, senza effetto




nel caso di specie;

- IAS 20, integrazione: trattamento degli oneri connessi ai finanziamenti pubblici o agevolati, senza effetto nel caso corrente;
- IAS 23, nuovo trattamento degli oneri finanziari per investimenti non immediatamente produttivi; applicati nell'esercizio senza effetto sul pregresso;
- IAS 28, integrazione: imputazione delle perdite di valore delle partecipazioni valutate a patrimonio netto, senza effetto nel caso di specie;
- IAS 41, integrazione: ampliamento del concetto di attività agricole, senza effetto nel caso di specie;
- IFRS 2, integrazione: condizione di certezza degli accadimenti, ovvero condizioni di valutazione, senza effetto nel caso di specie;
- IFRS 7, integrazione: diversi gradi di informativa sulla valutazione a fair value e sulla liquidità degli strumenti finanziari, viene applicato nelle informazioni fornite in nota;
- IFRS 8, segmenti operativi: sostituisce lo IAS 14 quale informativa di settore anche al fine di orientare le analisi di performance e quindi le decisioni operative.

10. Le note al bilancio forniscono informazioni in merito alla natura, operatività ed effetti delle novità applicate nel bilancio consolidato in esame, nonché sulla evoluzione dei detti principi e/o sulla loro applicazione futura nella versione aggiornata che sarà operativa successivamente al 31/12/2009.
11. A nostro giudizio, il sopramenzionato bilancio consolidato esprime nel suo complesso in modo corretto la situazione patrimoniale e finanziaria ed il risultato economico del gruppo Davide Campari Milano S.p.a. per l'esercizio chiuso il 31/12/2009, in conformità alle norme che disciplinano il bilancio consolidato richiamate al punto a) 1.

B) Controllo della relazione sulla gestione

1. I commenti degli amministratori sull'andamento della gestione, che corredano il bilancio consolidato, sono stati da noi controllati al fine di verificarne il rispetto del contenuto

minimale e per accertarne la congruenza con il bilancio consolidato.

2. **Sulla base dei controlli effettuati, il Collegio ritiene che la relazione sulla gestione del gruppo sia corretta e risulti coerente col bilancio consolidato.**

Milano, 13 aprile 2010

Il Presidente

Dott. Antonio Ortolani

I Sindaci Effettivi

Dott. Alberto Lazzarini

Dott. Giuseppe Pajardi

DAVIDE CAMPARI-MILANO S.P.A.
BILANCIO DI ESERCIZIO AL 31 DICEMBRE 2009

PROSPETTI CONTABILI

Conto economico

	Note	2009 (€)	*di cui parti correlate* (€)	2008 (€)	*di cui parti correlate* (€)
Vendite nette	7	**308.984.737**	***303.110.885***	**310.331.263**	***303.864.001***
Costo del venduto	8	(245.872.424)	*21.262.744*	(250.639.557)	*24.267.963*
Margine lordo		**63.112.313**	-	**59.691.706**	-
Pubblicità e promozioni		(1.931.571)	*5.934.382*	(5.846.287)	*4.653.676*
Margine di contribuzione		**61.180.742**	-	**53.845.419**	-
Costi di struttura	9	(32.216.973)	*9.276.975*	(20.068.148)	*9.616.553*
di cui proventi e (oneri) non ricorrenti	*15*	*818.840*	–	*9.935.416*	*4.474.149*
Risultato Operativo		**28.963.769**	-	**33.777.271**	-
Proventi e (oneri) finanziari	16	(30.245.720)	*(7.051.893)*	(31.511.769)	*(17.672.007)*
di cui oneri finanziari non ricorrenti	*16*	*(4.904.163)*	*2.748.872*	*(763.315)*	–
Dividendi		36.278.858	*36.278.858*	32.001.900	*32.001.900*
Utile prima delle imposte		**34.996.907**	-	**34.267.402**	-
Imposte	17	**(2.540.499)**	-	**(773.748)**	-
Utile dell'esercizio		**32.456.408**		**33.493.654**	

Conto economico complessivo

	31 dicembre 2009 (€)	31 dicembre 2008 (€)
Utile dell'esercizio (A)	**32.456.408**	**33.493.654**
Cash flow hedge:		
Utili (perdite) del periodo	(19.728.793)	6.491.271
Meno: Utili (perdite) riclassificati a conto economico separato	802.145	871.439
Utile (perdita) netta da *cash flow hedge*	(20.530.938)	5.619.832
Effetto fiscale	5.425.418	(1.785.100)
Cash flow hedge	**(15.105.520)**	**3.834.732**
Altri utili (perdite) complessivi (B)	**(15.105.520)**	**3.834.732**
Totale utile complessivo (A+B)	**17.350.888**	**37.328.386**

Situazione patrimoniale - finanziaria

	Note	31 dicembre 2009 (€)	*di cui parti correlate* (€)	31 dicembre 2008 (€)	*di cui parti correlate* (€)
ATTIVO					
Attività non correnti					
Immobilizzazioni materiali nette	18	128.207.903	–	113.158.233	–
Investimenti immobiliari	19	647.842	–	647.842	–
Avviamento e marchi	20	421.624.072	–	421.624.072	–
Attività immateriali a vita definita	22	2.989.140	–	2.944.162	–
Partecipazioni in società controllate	23	789.897.213	–	559.320.083	–
Imposte anticipate	17	11.827.351	–	5.347.847	–
Altre attività non correnti	24	42.869.603	*66.073*	3.019.837	*22.730*
Totale attività non correnti		**1.398.063.124**	***66.073***	**1.106.062.076**	***22.730***
Attività correnti					
Rimanenze	25	67.972.033	–	66.144.237	–
Crediti commerciali	26	61.497.507	*59.474.661*	52.036.811	*50.405.654*
Crediti finanziari, quota a breve	27	40.706.119	*39.460.290*	39.389.307	*39.389.307*
Disponibilità liquide e mezzi equivalenti	28	10.851.608	–	14.088.637	–
Altri crediti	26	16.291.661	*9.365.213*	28.147.696	*11.789.748*
Totale attività correnti		**197.318.928**	***108.300.164***	**199.806.688**	***101.584.709***
Attività non correnti destinate alla vendita	29	10.635.161	–	12.170.577	–
Totale attività		**1.606.017.213**	***108.366.237***	**1.318.039.341**	***101.607.439***
PASSIVO E PATRIMONIO NETTO					
Patrimonio netto					
Capitale	30	29.040.000	–	29.040.000	–
Riserve	30	503.225.261	–	519.414.700	–
Totale patrimonio netto		**532.265.261**	**–**	**548.454.700**	**–**
Passività non correnti					
Prestiti obbligazionari	31	549.996.487	–	221.564.328	–
Altre passività finanziarie non correnti	31	82.636.371	*20.213.918*	51.081.700	*20.000.000*
Piani a benefici definiti	32	5.895.580	–	6.932.594	–
Fondi per rischi e oneri futuri	33	3.617.208	–	3.752.188	–
Imposte differite	17	18.623.382	–	22.312.651	–
Altre passività non correnti	31	–	–	77.897	–
Totale passività non correnti		**660.769.028**	***20.213.918***	**305.721.358**	***20.000.000***
Passività correnti					
Debiti verso banche	31	64	–	67	–
Altri debiti finanziari	31	325.797.195	*313.848.213*	375.043.698	*365.155.088*
Debiti verso fornitori	34	64.677.599	*8.439.910*	70.451.116	*8.135.905*
Debiti per imposte	35	12.803.382	*9.683.429*	8.282.064	*5.552.150*
Altre passività correnti	34	9.704.684	*63.363*	10.086.338	*102.520*
Totale passività correnti		**412.982.924**	***332.034.915***	**463.863.283**	***378.945.663***
Totale passività e patrimonio netto		**1.606.017.213**	***352.248.833***	**1.318.039.341**	***398.945.663***

Rendiconto finanziario

	Note	2009 (€)	2008 (€)
Risultato operativo		**28.963.769**	**33.777.271**
Rettifiche per riconciliare l'utile operativo al flusso di cassa:			
Ammortamenti	10	12.813.029	10.159.667
Minusvalenze (plusvalenze) nette da cessioni di immobilizzazioni	18	(1.518.767)	(11.235.984)
Accantonamenti fondi	33	1.883.750	434.095
Utilizzo di fondi	16	(1.767.196)	(2.639.301)
Spese finanziarie, nette	36/40	(108.808)	(235.335)
Altre voci che non determinano movimenti di cassa	25/26/34	2.585.548	2.157.548
Variazione capitale circolante netto operativo	40	(12.664.040)	4.146.005
Variazione crediti verso parti correlate	40	(4.364.120)	1.600.399
Variazione debiti verso parti correlate	17	82.115	8.038.779
Imposte sui redditi pagate	17/35	(3.170.654)	(1.696.130)
Altre variazioni di attività e passività non finanziarie	17/27/34	3.663.694	(1.551.594)
Flusso monetario generato dall'attività operativa		**26.398.320**	**42.955.421**
Acquisizione di immobilizzazioni materiali ed immateriali	18/22	(26.372.261)	(35.309.656)
Proventi da cessioni di immobilizzazioni	18	1.386.963	8.238.707
Disinvestimenti (investimenti) in partecipazioni in società controllate	23	(228.443.797)	90.160.001
Interessi attivi incassati	16	2.190.721	1.123.955
Interessi attivi incassati da parti correlate	16/40	1.044.847	2.870.319
Dividendi incassati		36.278.858	32.001.900
Flusso monetario impiegato in attività di investimento		**(213.914.669)**	**99.085.226**
Emissione Prestito Obbligazionario in €	31/37	345.195.404	-
Accensione prestito *Term and Revolving Loan Facility*	16	131.000.000	-
Accensione finanziamenti a medio-lungo termine da parti correlate	31/37/40	213.918	7.000.000
Rimborso prestito *Term and Revolving Loan Facility*	16	(131.000.000)	-
Rimborsi debiti a medio-lungo termine	31/37	(153.299)	(120.883)
Variazione netta dei debiti e finanziamenti verso banche a breve termine	31/37	(3)	(14.055.820)
Variazione netta crediti finanziari verso parti correlate	27/40	(70.983)	3.824.557
Variazione netta debiti finanziari verso parti correlate	31/40	(51.306.875)	(57.789.198)
Interessi passivi pagati	16	(12.812.666)	(14.514.493)
Interessi passivi pagati a parti correlate	16/40	(10.623.415)	(20.648.131)
Variazione altri debiti e crediti finanziari	27/31	(48.023.723)	(3.188.163)
Vendita e acquisto azioni proprie	30/36	(6.446.238)	(4.510.175)
Variazione netta dei titoli	24	8.128	1.009.753
Distribuzione dividendi	30	(31.700.928)	(31.829.110)
Flusso monetario generato (impiegato) da attività di finanziamento		**184.279.320**	**(134.821.662)**
Flusso monetario netto del periodo		**(3.237.029)**	**7.218.984**
Disponibilità e mezzi equivalenti all'inizio del periodo		14.088.637	6.869.653
Disponibilità e mezzi equivalenti alla fine del periodo		10.851.608	14.088.637

Variazioni di patrimonio netto

	Note	Capitale	Riserva legale	Riserva straordinaria	Riserva detrazione I.V.A. 6%-4% leggi varie	Riserva contributi Legge 696/83	Riserva conferimento Decreto Legislativo 544/92	Altre riserve	Utili a nuovo	Patrimonio netto
		(€)	(€)	(€)	(€)	(€)	(€)	(€)	(€)	(€)
Saldo al 1 gennaio 2009		29.040.000	5.808.000	243.221.990	1.086.287	25.823	3.041.357	12.346.151	253.885.092	548.454.700
Distribuzione di dividendi	30	-	-	-	-	-		-	(31.700.928)	(31.700.928)
Acquisto di azioni proprie	30	-	-	-	-	-		(13.373.833)	-	(13.373.833)
Utilizzo di azioni proprie	30	-	-	-	-	-		10.392.118	(3.464.523)	6.927.595
Stock option	30	-	-	-	-	-		3.082.982	1.523.856	4.606.838
Utile dell'esercizio 2009		-	-	-	-	-	-	-	32.456.409	32.456.409
Altri utili (perdite) complessivi		-	-	-	-	-	-	(14.884.930)	(220.590)	(15.105.520)
Totale utile complessivo		-	-	-	-	-	-	(14.884.930)	32.235.819	17.350.889
Saldo al 31 dicembre 2009		**29.040.000**	**5.808.000**	**243.221.990**	**1.086.287**	**25.823**	**3.041.357**	**(2.437.512)**	**252.479.316**	**532.265.261**

	Capitale	Riserva legale	Riserva straordinaria	Riserva detrazione I.V.A. 6%-4% leggi varie	Riserva contributi Legge 696/83	Riserva conferimento Decreto Legislativo 544/92	Altre riserve	Utili a nuovo	Patrimonio netto
	(€)	(€)	(€)	(€)	(€)	(€)	(€)	(€)	(€)
Saldo al 1 gennaio 2008	29.040.000	5.808.000	243.221.990	1.086.287	25.823	3.041.357	9.081.174	252.422.003	543.726.634
Distribuzione di dividendi	-	-	-	-		-	-	(31.829.110)	(31.829.110)
Acquisto di azioni proprie	-	-	-	-		-	(4.510.175)	-	(4.510.175)
Stock option	-	-	-	-		-	3.700.774	-	3.700.774
Ricostituzione di riserve	-	-	-	-	-	-	-	38.191	38.191
Utile dell'esercizio 2008	-	-	-	-	-	-	-	33.493.654	33.493.654
Altri utili (perdite) complessivi	-	-	-	-	-	-	4.074.378	(239.646)	3.834.732
Totale Utile complessivo	-	-	-	-	-	-	4.074.378	33.254.008	37.328.386
Saldo al 31 dicembre 2008	**29.040.000**	**5.808.000**	**243.221.990**	**1.086.287**	**25.823**	**3.041.357**	**12.346.151**	**253.885.092**	**548.454.700**

NOTE AL BILANCIO DI ESERCIZIO

1. Informazioni generali

Davide Campari-Milano S.p.A. è una società con sede legale in Italia, in Via Franco Sacchetti 20, 2099 Sesto San Giovanni (MI), le cui azioni sono quotate al Mercato Telematico di Borsa Italiana.

La Società è registrata presso il registro delle imprese di Milano REA 1112227.

La Società è detenuta al 51% da Alicros S.p.A, a sua volta controllata da Fincorus S.p.A.

Davide Campari-Milano S.p.A. è la capogruppo del Gruppo Campari e opera, anche tramite le società da essa controllate, nei mercati italiani e internazionali delle bevande alcoliche e analcoliche.

Il Gruppo Campari è uno dei principali player mondiali nel settore del *beverage*, presente in quasi 200 paesi con un portafoglio prodotti articolato su tre segmenti: *spirit*, *wine* e *soft drink*.

Il portafoglio prodotti di proprietà include *brand* di grande notorietà internazionale come Campari, SKYY Vodka, Wild Tutkey, Cynar e Cinzano, Riccadonna, e marchi *leader* in mercati locali, tra cui i principali sono Campari Soda, Campari Mixx, Crodino, Aperol, Aperol Soda, GlenGrant Sella & Mosca, Zedda Piras, Biancosarti, Barbieri, Enrico Serafino, Lemonsoda, Oransoda e Pelmosoda, Ouzo 12, Cabo Wabo e Mondoro.

Il presente bilancio e le relative note di commento, sono presentati in Euro, se non diversamente indicato.

Davide Campari-Milano S.p.A. ha predisposto altresì, in qualità di Capogruppo, il bilancio consolidato del Gruppo Campari, al 31 dicembre 2009.

La pubblicazione del bilancio di Davide Campari-Milano S.p.A. per l'esercizio chiuso al 31 dicembre 2009 è autorizzata con delibera degli Amministratori del 30 marzo 2010.

Il Consiglio di Amministrazione mantiene la possibilità di modificarlo, qualora intervenissero eventi successivi rilevanti che ne richiedano il cambiamento, fino all'Assemblea.

2. Criteri di redazione

Il bilancio è stato redatto in base al principio del costo, a eccezione degli strumenti finanziari derivati, iscritti al *fair value*.

Il valore contabile delle attività e passività che sono oggetto di operazioni di copertura del *fair value*, che sarebbero altrimenti iscritte al costo, è rettificato per tenere conto delle variazioni del *fair value* attribuibili al rischio oggetto di copertura.

Conformità agli IFRS

Come precedentemente commentato, il bilancio di esercizio di Davide Campari-Milano S.p.A. (che rappresenta il 'bilancio separato') al 31 dicembre 2009 e del periodo posto a confronto è stato redatto in conformità agli *International Financial Reporting Standards* emessi dall'International *Accounting Standard Board* (IASB) e omologati dall'Unione Europea, includendo tra gli stessi anche tutti i principi contabili internazionali rivisti (IAS) e tutte le interpretazioni dell'*International Financial Reporting Interpretation Committee* (IFRIC), precedentemente denominato *Standing Interpretations Commitee* (SIC).

Nessuna deroga all'applicazione dei Principi contabili internazionali è stata applicata nella redazione del presente bilancio separato.

Forma e contenuto

La struttura di bilancio scelta dal Gruppo, e adottata anche nel bilancio di esercizio della Società, prevede il conto economico classificato per destinazione e lo stato patrimoniale basato sulla divisione tra attività e passività correnti e non correnti.

Si ritiene che questa rappresentazione rifletta al meglio gli elementi che hanno determinato il risultato economico, nonché la sua struttura patrimoniale e finanziaria.

Il rendiconto finanziario è elaborato sulla base del metodo indiretto.

Infatti, nel conto economico per destinazione, all'interno del risultato operativo, sono stati identificati separatamente quei proventi e oneri che derivano da eventi non ricorrenti, quali le cessioni di immobilizzazioni, i costi di ristrutturazione, e in generale tutti quei proventi e oneri derivanti da operazioni che non si ripetono nella gestione ordinaria dell'attività.

La definizione di 'non ricorrenti' è conforme a quella indicata nella Comunicazione Consob del 28 luglio 2006, DEM 6064293.

La Società, nel corso dell'esercizio, non ha posto in essere operazioni atipiche o inusuali, nell'accezione prevista dalla medesima Comunicazione Consob.

Infine, in ossequio a quanto disposto dalla Delibera Consob 15519 del 27 luglio 2006, è stata data separata indicazione dei rapporti con parti correlate, così come definite dallo IAS 24, negli schemi di stato patrimoniale e di conto economico, a cui si rimanda.

3. Sintesi dei principi contabili applicati

Attività immateriali

Le attività immateriali includono le attività prive di consistenza fisica, identificabili, controllate dall'impresa e in grado di produrre benefici economici futuri, nonché l'avviamento, quando acquisito a titolo oneroso.

Le attività immateriali acquistate sono iscritte nell'attivo, secondo quanto disposto dallo IAS 38 – Attività immateriali, quando è probabile che l'uso dell'attività genererà benefici economici futuri e quando il costo dell'attività può essere determinato in modo attendibile.

Tali attività, se acquistate separatamente, sono iscritte al costo d'acquisto comprensivo di tutti gli oneri accessori a essi imputabili.

Le attività prodotte internamente, a eccezione dei costi di sviluppo, non sono capitalizzate e si rilevano nel conto economico dell'esercizio in cui sono sostenute.

Le attività immateriali a vita definita sono ammortizzate a quote costanti in ogni esercizio in relazione con la loro residua vita utile, tenuto conto anche dell'importo delle perdite per riduzione di valore cumulato.

Il periodo di ammortamento delle attività immateriali a vita definita è rivisto almeno ad ogni chiusura di esercizio al fini di verificare eventuali cambiamenti nella loro vita utile, che, se identificati, saranno considerati come cambiamenti di stime.

I costi per progetti e studi di sviluppo sono integralmente spesati a conto economico nell'esercizio in cui sono sostenuti.

I costi promozionali e di pubblicità vengono riconosciuti a conto economico nel momento in cui la società accede al bene, se si tratta di acquisto di beni, o in cui il servizio è reso, se si tratta di acquisto di servizi.

I costi dei diritti di brevetto industriale, dei diritti di concessione, delle licenze e delle altre immobilizzazioni immateriali sono iscritti all'attivo dello stato patrimoniale solo se in grado di produrre benefici economici futuri per l'azienda; i suddetti costi sono ammortizzati in funzione della durata del loro sfruttamento, qualora essa sia definita, oppure sulla base della loro durata contrattuale.

Le licenze di *software* rappresentano il costo di acquisto delle licenze e l'eventuale costo esterno di consulenza o interno del personale necessario allo sviluppo; sono spesati nell'esercizio in cui si sostengono i costi interni o esterni relativi all'istruzione del personale e gli altri eventuali costi accessori.

I costi iscritti tra le immobilizzazioni immateriali sono ammortizzati lungo la loro vita utile, generalmente su 3 anni.

L'avviamento e i marchi derivanti da acquisizioni, qualificabili come attività immateriali a vita indefinita, non sono oggetto di ammortamento; la ricuperabilità del loro valore di iscrizione è verificata almeno annualmente e comunque quando si verificano eventi che fanno presupporre una riduzione del valore adottando i criteri indicati al punto di valore delle attività (*Impairment*).

Con riferimento all'avviamento, la verifica è effettuata a livello del più piccolo aggregato cui l'avviamento è riferibile e sulla base del quale il *management* valuta, direttamente o indirettamente, il ritorno dell'investimento che include l'avviamento stesso.

Le svalutazioni relative all'avviamento non possono più essere recuperate in periodi futuri.

Immobilizzazioni materiali

Gli immobili, impianti e macchinari sono iscritti al costo di acquisto o di produzione, al lordo dei contributi in conto capitale eventualmente ricevuti e degli oneri di diretta imputazione e non sono rivalutati.

I costi sostenuti successivamente all'acquisto sono capitalizzati solo se incrementano i benefici economici futuri derivabili dall'utilizzo del bene stesso.

I costi di sostituzione di componenti identificabili di beni complessi sono imputati all'attivo patrimoniale e ammortizzati lungo la loro vita utile; il valore di iscrizione residuo della componente oggetto di sostituzione è imputato a conto economico; gli altri sono spesati a conto economico quando la spesa è sostenuta.

Gli oneri finanziari sono rilevati a conto economico quando sostenuti.

Le spese di manutenzione e riparazione ordinarie sono imputate a conto economico nell'esercizio in cui sono sostenute. Il periodo di ammortamento decorre dal momento in cui il bene è disponibile all'uso e gli ammortamenti vengono direttamente attribuiti ai cespiti.

In presenza di obbligazioni attuali per lo smantellamento, la rimozione delle attività e la bonifica dei siti, il valore di iscrizione dell'attività include i costi stimati (attualizzati) da sostenere al momento dell'abbandono delle strutture, rilevati in contropartita a uno specifico fondo.

Gli effetti delle revisioni di stima di tali costi sono indicati al paragrafo Fondi per rischi e oneri.

Le attività possedute mediante contratti di *leasing* finanziario, attraverso i quali sono sostanzialmente trasferiti sulla Società tutti i rischi e i benefici legati alla proprietà, sono riconosciute come attività della Società al loro valore corrente o, se inferiore, al valore attuale dei pagamenti minimi dovuti per il *leasing*.

La corrispondente passività verso il locatore è rappresentata in bilancio tra i debiti finanziari.

I beni sono ammortizzati applicando il criterio e le aliquote sotto indicate.

Le locazioni nelle quali il locatore mantiene sostanzialmente tutti i rischi e i benefici legati alla proprietà dei beni sono classificati come *leasing* operativi e i relativi costi rilevati a conto economico lungo la durata del contratto.

L'ammortamento cessa alla più recente tra la data in cui l'attività è classificata come posseduta per la vendita, in conformità all'IFRS 5, e la data in cui l'attività viene eliminata contabilmente.

Gli ammortamenti vengono sistematicamente determinati secondo quote costanti sulla base della vita utile stimata dei singoli cespiti stabilita in conformità ai piani aziendali di utilizzo che considerano anche il degrado fisico e tecnologico tenuto conto del presumibile valore di realizzo stimato al netto delle spese di rottamazione.

Quando l'attività materiale è costituita da più componenti significative aventi vite utili differenti, l'ammortamento è effettuato per ciascuna componente.

Il valore da ammortizzare è rappresentato dal valore di iscrizione ridotto del presumibile valore netto di cessione al termine della sua vita utile, se significativo e ragionevolmente determinabile.

Non sono oggetto di ammortamento i terreni, anche se acquistati congiuntamente a un fabbricato, nonché le attività materiali destinate alla cessione che sono valutate al minore tra il valore di iscrizione e il loro *fair value* al netto degli oneri di dismissione.

Le aliquote sono le seguenti:

Immobili:	
fabbricati	3%
costruzioni leggere	10%
impianti e macchinari:	
impianti e macchinari	10%
serbatoi	10%
attrezzature industriali e commerciali:	
attrezzature varie	20%
attrezzature commerciali	20%

altri beni:	
mobilio	12%
macchine d'ufficio	12%
macchine elettroniche	20%
attrezzatura varia e minuta	20%
automezzi	20%
autovetture	25%

Un bene materiale viene eliminato dal bilancio al momento della vendita o quando non sussistono benefici economici futuri dal suo uso o dismissione.

Eventuali utili o perdite sono inclusi nel conto economico nell'anno della suddetta eliminazione.

Contributi in conto capitale

I contributi in conto capitale sono rilevati quando sussiste la ragionevole certezza che tutte le condizioni previste per il loro ottenimento siano rispettate e il contributo sarà erogato.

Tale momento generalmente coincide con l'emissione del decreto di ammissione al beneficio.

I contributi in conto capitale che si riferiscono a immobilizzazioni materiali sono registrati come ricavi differiti e accreditati a conto economico lungo l'arco temporale corrispondente alla vita utile dell'attività di riferimento.

Perdita di valore delle attività (impairment)

La Società verifica, almeno annualmente, se vi siano indicatori tali da far supporre l'esistenza di una perdita di valore delle attività immateriali e materiali; se esistono tali indicazioni la Società stima il valore recuperabile dell'attività a cui si riferiscono.

Inoltre, le attività immateriali a vita utile indefinita o non ancora disponibili per l'utilizzo sono sottoposte a verifica per riduzione di valore ogni anno o più frequentemente, ogniqualvolta vi sia un'indicazione che l'attività possa aver subito una perdita di valore.

La recuperabilità delle attività è verificata confrontando il valore di iscrizione con il relativo valore recuperabile, rappresentato dal maggiore tra il *fair value*, al netto degli oneri di dismissione, e il valore d'uso.

In assenza di un accordo di vendita vincolante, il *fair value* è stimato sulla base dei valori espressi da un mercato attivo, da transazioni recenti ovvero sulla base delle migliori informazioni disponibili per riflettere l'ammontare che si potrebbe ottenere dalla vendita del bene.

Il valore d'uso è determinato attualizzando i flussi di cassa attesi derivanti dall'uso del bene e, se significativi e ragionevolmente determinabili, quelli derivanti dalla sua cessione al termine della sua vita utile.

I flussi di cassa sono determinati sulla base di assunzioni ragionevoli e documentabili rappresentative della migliore stima delle future condizioni economiche che si verificheranno nella residua vita utile del bene, dando maggiore rilevanza alle indicazioni provenienti dall'esterno.

L'attualizzazione è effettuata a un tasso che tiene conto del rischio implicito nel settore di attività.

Quando non è possibile stimare il valore recuperabile di un singolo bene, la Società stima il valore recuperabile dell'unità generatrice di flussi finanziari cui il bene appartiene.

Una perdita di valore è iscritta se il valore recuperabile di una attività è inferiore al valore contabile.

Tale perdita è rilevata a conto economico, a eccezione del caso cui l'attività sia stata precedentemente rivalutata, iscrivendo una riserva di patrimonio netto.

In tal caso la riduzione di valore è imputata in primo luogo alla riserva di rivalutazione.

Quando, successivamente, una perdita su attività, diverse dall'avviamento, viene meno o si riduce, il valore contabile dell'attività o dell'unità generatrice di flussi finanziari è incrementato sino alla nuova stima del valore recuperabile e non può eccedere il valore che sarebbe stato determinato se non fosse stata rilevata alcuna perdita per riduzione di valore.

Il ripristino di una perdita di valore è iscritto a conto economico, a meno che l'attività non sia stata iscritta precedentemente al proprio valore rivalutato.

In tal caso il ripristino di valore è imputato in primo luogo alla riserva di rivalutazione.

Investimenti immobiliari

Gli immobili e i fabbricati posseduti al fine di conseguire canoni di locazione (investimenti immobiliari) sono valutati al costo, al netto di ammortamenti e delle perdite per riduzione di valori accumulati.

L'aliquota di ammortamento dei fabbricati è pari al 3%, mentre i terreni non vengono ammortizzati.

Gli investimenti immobiliari sono eliminati dal bilancio quando sono ceduti o quando l'investimento è durevolmente inutilizzabile e non sono attesi benefici economici futuri dalla sua cessione.

Partecipazioni

Le partecipazioni in imprese controllate sono iscritte al costo, rettificato in presenza di perdite di valore.

La differenza positiva emergente all'atto dell'acquisto tra il costo di acquisizione e la quota di patrimonio netto a valori correnti della partecipata di competenza della Società è inclusa nel valore di carico della partecipazione; eventuali svalutazioni di tale differenza positiva non sono ripristinate nei periodi successivi, anche qualora vengano meno i motivi della svalutazione operata.

Qualora l'eventuale quota di pertinenza della Società delle perdite della controllata ecceda il valore contabile della partecipazione, si procede ad azzerare il valore della partecipazione e la quota delle ulteriori perdite è rilevata al passivo come fondo, nella misura in cui la partecipante è impegnata ad adempiere a obbligazioni legali o implicite nei confronti dell'impresa partecipata o comunque a coprirne le perdite.

Le partecipazioni in imprese controllate sono sottoposte ogni anno, o se necessario più frequentemente, a verifica circa eventuali perdite di valore.

Qualora esistano evidenze che tali partecipazioni abbiano subito una perdita di valore, la stessa è rilevata nel conto economico come svalutazione.

Le partecipazioni in altre imprese non detenute per la negoziazione (*available-for-sale*) sono valutate al *fair value*, se determinabile, con imputazione degli effetti a patrimonio netto, sino al momento della cessione o dell'insorgere di una perdita di valore; in tale momento gli effetti precedentemente rilevati a patrimonio netto sono imputati a conto economico del periodo.

Quando il *fair value* non può essere attendibilmente determinato, le partecipazioni sono valutate al costo rettificato per perdite di valore.

I dividendi ricevuti sono riconosciuti a conto economico nel momento in cui è stabilito il diritto a riceverne il pagamento, solo se derivanti dalla distribuzione di utili successivi all'acquisizione della partecipata.

Qualora, invece, derivino dalla distribuzione di riserve della partecipata antecedenti l'acquisizione, tali dividendi sono iscritti in riduzione del costo della partecipazione stessa.

Strumenti finanziari

Gli strumenti finanziari detenuti dalla Società sono rappresentati dalle voci di seguito descritte.

Le attività finanziarie includono le partecipazioni in società controllate, collegate e *joint-venture*, titoli correnti, crediti finanziari, rappresentati anche dal *fair value* positivo degli strumenti finanziari derivati, crediti commerciali e altri crediti, nonché le disponibilità liquide e mezzi equivalenti.

In particolare, le disponibilità liquide e mezzi equivalenti includono la cassa, i depositi bancari e titoli a elevata negoziabilità che possono essere convertiti in cassa prontamente e che sono soggetti a un rischio di variazione di valore non significativo.

La scadenza dei depositi e dei titoli inclusi in questa categoria è inferiore a 3 mesi.

I titoli correnti comprendono i titoli con scadenza a breve termine o titoli negoziabili che rappresentano investimenti temporanei di liquidità e che non rispettano i requisiti per essere classificati come mezzi equivalenti alle disponibilità.

Le passività finanziarie includono i debiti finanziari, rappresentati anche dal *fair value* negativo degli strumenti finanziari derivati, i debiti commerciali e gli altri debiti.

Le attività e le passività finanziarie, diverse dalle partecipazioni, sono contabilizzate secondo quanto stabilito dallo IAS 39 – Strumenti finanziari: rilevazione e valutazione, nelle seguenti categorie:

Strumenti finanziari a valore equo con variazioni imputate a conto economico

Tale categoria comprende tutti gli strumenti finanziari detenuti per la negoziazione e quelli designati al momento della prima rilevazione al valore equo con variazioni imputate a conto economico.

Gli strumenti finanziari detenuti per la negoziazione sono tutti quegli strumenti acquisiti ai fini di vendita nel breve termine.

Questa categoria include anche gli strumenti derivati che non soddisfano i requisiti previsti dallo IAS 39 per essere considerati di copertura.

Tali strumenti a valor equo con variazioni imputate a conto economico sono iscritti nello stato patrimoniale al valor equo, mentre i relativi utili e perdite sono rilevati a conto economico.

Investimenti detenuti fino alla scadenza

Le attività finanziarie correnti e i titoli detenuti con l'intento di mantenerli in portafoglio sino alla scadenza sono contabilizzati sulla base della data di negoziazione e, al momento della prima iscrizione in bilancio, sono valutati al costo di acquisizione, rappresentato dal *fair value* del corrispettivo iniziale dato in cambio, incrementato dei costi accessori alla transazione (ad esempio, commissioni, consulenze, *etc.*).

Il valore di iscrizione iniziale è successivamente rettificato per tener conto dei rimborsi in quota capitale, delle eventuali svalutazioni e dell'ammortamento della differenza tra il valore di rimborso e il valore di iscrizione iniziale; l'ammortamento è effettuato sulla base del tasso di interesse interno effettivo rappresentato dal tasso che rende uguali, al momento della rilevazione iniziale, il valore attuale dei flussi di cassa attesi e il valore di iscrizione iniziale (cosiddetto metodo del costo ammortizzato).

Gli utili e le perdite sono rilevati a conto economico nel momento in cui l'investimento viene contabilmente eliminato o al manifestarsi di una perdita durevole di valore, oltre che al processo di ammortamento.

Finanziamenti e crediti

I finanziamenti e crediti sono strumenti finanziari non derivati con pagamenti fissi o determinabili che non sono quotati su un mercato attivo.

Dopo la rilevazione iniziale, tali strumenti sono valutati secondo il criterio del costo ammortizzato usando il metodo del tasso di sconto effettivo al netto di ogni accantonamento per perdita di valore.

Gli utili e le perdite sono iscritti a conto economico quando i finanziamenti e crediti sono contabilmente eliminati o al manifestarsi di perdite di valore, oltre che attraverso il processo di ammortamento.

Attività finanziarie disponibili per la vendita

Le attività finanziarie disponibili per la vendita, esclusi gli strumenti derivati, sono quelle designate come tali o non classificate in nessuna altra delle tre precedenti categorie.

Successivamente alla prima rilevazione, gli strumenti finanziari disponibili per la vendita sono valutati al *fair value*.

Qualora il prezzo di mercato non sia disponibile, il valore corrente degli strumenti finanziari disponibili per la vendita è misurato con le tecniche di valutazione più appropriate, quali, ad esempio, l'analisi dei flussi di cassa attualizzati, effettuata con le informazioni di mercato disponibili alla data di bilancio ovvero, in assenza di informazioni attendibili, sono mantenuti al costo.

Gli utili e le perdite su attività finanziarie disponibili per la vendita sono rilevati direttamente a patrimonio netto fino al momento in cui l'attività finanziaria è venduta o viene svalutata; in quel momento gli utili o le perdite cumulate, incluse quelle precedentemente iscritte a patrimonio netto, sono imputate a conto economico del periodo.

Perdita di valore di un'attività finanziaria

La Società valuta, almeno annualmente, se esistono indicatori che un'attività finanziaria o un gruppo di attività finanziarie possa aver subito una perdita di valore.

Un'attività finanziaria o un gruppo di attività finanziarie è svalutato solo se esiste un'evidenza oggettiva della perdita di valore come risultato di uno o più eventi che sono accaduti dopo la data di iscrizione iniziale dell'attività o del gruppo di attività e che hanno avuto un impatto, stimabile attendibilmente, sui futuri flussi di cassa generabili dall'attività o dal gruppo di attività stesso.

Cancellazione di attività e passività finanziarie

Un'attività finanziaria (o, ove applicabile, parte di un'attività finanziaria o parte di un gruppo di attività finanziarie simili) viene cancellata dal bilancio quando:

- i diritti a ricevere flussi finanziari dall'attività sono estinti;
- la Società conserva il diritto a ricevere flussi finanziari dall'attività, ma ha assunto l'obbligo contrattuale di corrisponderli interamente e senza ritardi a una terza parte;
- la Società ha trasferito il diritto a ricevere flussi finanziari dall'attività e (i) ha trasferito sostanzialmente tutti i rischi e benefici della proprietà dell'attività finanziaria oppure (ii) non ha trasferito né trattenuto sostanzialmente tutti i rischi e benefici dell'attività, ma ha trasferito il controllo della stessa.

Nei casi in cui la Società abbia trasferito i diritti a ricevere flussi finanziari da un'attività e non abbia né trasferito né trattenuto sostanzialmente tutti i rischi e benefici o non abbia perso il controllo sulla stessa, l'attività viene rilevata nel bilancio della Società, nella misura del suo coinvolgimento residuo dell'attività stessa.

Una passività finanziaria viene cancellata dal bilancio quando l'obbligo sottostante la passività è estinto, o annullato o adempiuto.

Nei casi in cui una passività finanziaria esistente è sostituita da un'altra dello stesso prestatore, a condizioni sostanzialmente diverse, oppure le condizioni di una passività esistente vengono sostanzialmente modificate, tale scambio o modifica viene trattata come una cancellazione contabile della passività originale e la rilevazione di una nuova passività, con iscrizione a conto economico di eventuali differenze tra i valori contabili.

Strumenti finanziari derivati e operazioni di copertura

Gli strumenti finanziari derivati sono utilizzati solamente con l'intento di copertura, al fine di ridurre il rischio di cambio e di tasso.

Coerentemente con quanto stabilito dallo IAS 39, gli strumenti finanziari derivati sono contabilizzati secondo le modalità stabilite per l'*hedge accounting* solo quando, all'inizio della copertura, esiste la designazione formale e la documentazione della relazione di copertura stessa, si presume che la copertura sia altamente efficace, l'efficacia può essere attendibilmente misurata e la copertura stessa è altamente efficace durante i diversi periodi contabili per i quali è designata.

Tutti gli strumenti finanziari derivati sono misurati al valore equo, come stabilito dallo IAS 39.

Quando gli strumenti finanziari hanno le caratteristiche per essere contabilizzati in *hedge accounting*, si applicano i seguenti trattamenti contabili.

- *fair value hedge* – se uno strumento finanziario derivato è designato come copertura dell'esposizione alle variazioni del valore equo di una attività o di una passività di bilancio attribuibili a un particolare rischio che può determinare effetti sul conto economico, l'utile o la perdita derivante dalle successive valutazioni del valore equo dello strumento di copertura sono rilevati a conto economico; l'utile o la perdita sulla posta coperta, attribuibile al rischio coperto, è rilevato come parte del valore di carico di tale posta ed in contropartita a conto economico.
- *cash flow hedge* – se uno strumento finanziario è designato come copertura dell'esposizione alla variabilità dei flussi di cassa futuri di un'attività o di una passività iscritta in bilancio o di una operazione prevista altamente probabile e che potrebbe avere effetti sul conto economico, la porzione efficace degli utili o delle perdite sullo strumento finanziario è rilevata nel patrimonio netto.

L'utile o la perdita cumulati sono stornati dal patrimonio netto e contabilizzati a conto economico nello stesso periodo in cui l'operazione oggetto di copertura influenza il conto economico.

L'utile o la perdita associati ad una copertura o a quella parte della copertura diventata inefficace, sono iscritti a conto economico quando l'inefficacia è rilevata.

Se uno strumento di copertura o una relazione di copertura vengono chiusi, ma l'operazione oggetto di copertura non si è ancora realizzata, gli utili e le perdite cumulati, fino a quel momento iscritti nel patrimonio netto, sono rilevati a conto economico nel momento in cui la relativa operazione si realizza.

Se l'operazione oggetto di copertura non è più ritenuta probabile, gli utili o le perdite non ancora realizzati sospesi a patrimonio netto sono rilevati a conto economico.

Se l'*hedge accounting* non può essere applicato, gli utili o le perdite derivanti dalla valutazione al valore corrente dello strumento finanziario derivato sono iscritti a conto economico.

Azioni proprie

Le azioni proprie sono iscritte a riduzione del patrimonio netto.

Il costo originario delle azioni proprie e gli effetti economici derivanti dalle eventuali vendite successive sono rilevati direttamente a patrimonio netto.

Rimanenze

Le rimanenze di materie prime, semilavorati e prodotti finiti sono valutate al minore tra il costo d'acquisto o di fabbricazione, determinato con il metodo del costo medio ponderato, e il valore di mercato.

I prodotti in corso di lavorazione sono iscritti al costo di acquisto delle materie prime utilizzate comprensivo del costo di fabbricazione effettivamente sostenuto alla fase di lavorazione raggiunta.

Le rimanenze di materie prime e semilavorati non più utilizzabili nel ciclo produttivo e le rimanenze di prodotti finiti non vendibili sono integralmente svalutate.

I pezzi di ricambio e le attrezzature per la manutenzione, di valore non rilevante e non utilizzabili in connessione a un solo elemento dell'attivo, sono iscritti come rimanenze e rilevate a conto economico al momento dell'utilizzo.

Attività non correnti destinate alla vendita

Le attività non correnti destinate alla vendita includono le attività immobilizzate (o gruppi di attività in dismissione) il cui valore contabile sarà recuperato principalmente attraverso la vendita, piuttosto che attraverso l'utilizzo continuativo, e la cui vendita è altamente probabile nel breve termine (entro 1 anno) e nelle condizioni in cui si trovano le attività.

Le attività non correnti destinate alla vendita sono valutate al minore tra il valore netto contabile e il valore corrente, al netto dei costi di vendita.

Benefici ai dipendenti

Piani successivi al rapporto di lavoro

La Società garantisce benefici successivi al rapporto di lavoro attraverso piani a contribuzione definita e/o piani a benefici definiti.

- Piani a benefici definiti

  L'obbligazione della Società e il costo annuo rilevato a conto economico sono determinati da attuari indipendenti, utilizzando il metodo della proiezione unitaria del credito (*projected unit credit method*).

  Il valore netto cumulato degli utili e delle perdite attuariali è iscritto a conto economico.

  I costi relativi all'incremento del valore attuale dell'obbligazione, derivanti dall'avvicinarsi del momento del pagamento dei benefici, sono inclusi tra gli oneri finanziari.

- Piani a contribuzione definita

  Poiché la Società assolve la sua obbligazione mediante il pagamento di contributi a un'entità separata (un fondo), senza ulteriori obblighi, l'impresa iscrive per competenza le quote di contribuzione al fondo, a fronte delle prestazioni di lavoro dei dipendenti, senza provvedere ad alcun calcolo attuariale.

  Qualora alla data di chiusura del bilancio le quote contributive in oggetto siano già state versate, nessuna passività è iscritta in bilancio.

Piani retributivi sotto forma di partecipazione al capitale

La Società riconosce benefici addizionali a soggetti legati da un rapporto di lavoro dipendente, ad amministratori e a soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo, attraverso piani di partecipazione al capitale (*stock option*).

Secondo quanto stabilito dall'IFRS 2 – Pagamenti basati su azioni, l'ammontare complessivo del valore equo delle *stock option* alla data di assegnazione è rilevato, assieme all'incremento della rispettiva riserva di patrimonio, a conto economico come costo lungo il periodo che parte dal momento dell'assegnazione e termina alla data in cui i dipendenti, amministratori e soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo interessati maturano pienamente il diritto a ricevere il compenso.

Variazioni nel valore corrente successive alla data di assegnazione non hanno effetto sulla valutazione iniziale, mentre nel caso di modifiche nei termini del piano, costi addizionali sono iscritti per ogni modifica di piano che determina un incremento del valore corrente dell'opzione riconosciuta.

Nessun costo è riconosciuto nel caso in cui il diritto all'opzione non fosse vestito, mentre nel caso di cancellazione di un diritto, tali diritto è trattato come se fosse vestito alla data di cancellazione e ogni costo non ancora riconosciuto è immediatamente contabilizzato.

Il *fair value* delle *stock option è* rappresentato dal valore dell'opzione determinato applicando il modello Black-Scholes, che tiene conto delle condizioni di esercizio del diritto, del valore corrente dell'azione, della volatilità attesa e del tasso privo di rischio.

Il *fair value* delle *stock option è* rilevato con contropartita alla voce Riserva per *stock option*.

La Società ha applicato le disposizioni transitorie previste dall'IFRS 2 e quindi ha applicato il principio alle attribuzioni di *stock option* deliberate dopo il 7 novembre 2002 e non ancora maturate alla data di entrata in vigore dell'IFRS 2 (1 gennaio 2005).

Fondi rischi e oneri

Gli accantonamenti a fondi per rischi e oneri sono rilevati quando:

- è probabile l'esistenza di un'obbligazione attuale, legale o implicita, derivante da un evento passato;
- è probabile che l'adempimento dell'obbligazione sia oneroso;
- l'ammontare dell'obbligazione può essere stimato attendibilmente.

Gli accantonamenti sono iscritti al valore rappresentativo della migliore stima dell'ammontare che l'impresa razionalmente pagherebbe per estinguere l'obbligazione ovvero per trasferirla a terzi alla data di chiusura del periodo.

Quando l'effetto finanziario del tempo è significativo e le date di pagamento delle obbligazioni sono attendibilmente stimabili, l'accantonamento è oggetto di attualizzazione; l'incremento del fondo connesso al trascorrere del tempo è imputato a conto economico alla voce Proventi (oneri) finanziari.

I fondi sono periodicamente aggiornati per riflettere le variazioni delle stime dei costi, dei tempi di realizzazione e del tasso di attualizzazione; le revisioni di stima dei fondi sono imputate nella medesima voce di conto economico che ha precedentemente accolto l'accantonamento ovvero, quando la passività è relativa a attività materiali (a esempio, smantellamento e ripristini), in contropartita all'attività a cui si riferisce.

Quando la Società si aspetta che tutti o una parte dei fondi iscritti siano rimborsati da terzi, l'indennizzo è iscritto nell'attivo solo se è virtualmente certo e l'accantonamento è iscritto nel conto economico al netto del relativo rimborso.

Fondo ristrutturazione

La Società iscrive fondi ristrutturazione solo nel caso in cui esiste un'obbligazione legale o implicita, e esiste un dettagliato programma formale per la ristrutturazione che abbia fatto sorgere nei confronti dei terzi interessati la valida aspettativa che l'impresa realizzerà la ristrutturazione, o perché ne ha già iniziato la realizzazione o perché ne ha già comunicato gli aspetti principali ai terzi interessati.

Iscrizione dei ricavi, dei proventi e degli oneri a conto economico

I ricavi sono rilevati nella misura in cui è probabile che affluiranno alla Società i benefici economici e il loro ammontare possa essere determinato in modo attendibile.

I ricavi sono rappresentati al valore equo del corrispettivo ricevuto, escludendo sconti, anche differiti, abbuoni, accise, resi e contributi promozionali.

In particolare:

- i ricavi derivanti dalla vendita di beni sono rilevati quando i rischi e i benefici connessi alla proprietà dei beni sono trasferiti all'acquirente e l'ammontare dei ricavi può essere attendibilmente determinato;
- i ricavi delle prestazioni di servizi sono rilevati quando i servizi sono resi; gli stanziamenti di ricavi relativi a servizi parzialmente resi sono rilevati con riferimento allo stadio di completamento dell'operazione alla data di bilancio, quando l'ammontare dei ricavi può essere attendibilmente stimato;
- i proventi e gli oneri di natura finanziaria sono riconosciuti in base alla competenza temporale;
- i contributi in conto capitale sono accreditati a conto economico in proporzione alla vita utile delle attività a cui si riferiscono;
- i dividendi sono rilevati alla data di assunzione della delibera da parte dell'assemblea;
- gli affitti derivanti da investimenti immobiliari sono contabilizzati a quote costanti lungo la durata dei contratti di locazione in essere.

I costi sono riconosciuti a conto economico quando relativi a beni e servizi venduti o consumati nell'esercizio o per ripartizione sistematica ovvero quando non si possa identificare l'utilità futura degli stessi.

I costi del personale e dei servizi includono, coerentemente alla natura sostanziale di retribuzione che assumono, le *stock option* assegnate sia a soggetti legati da un rapporto di lavoro dipendente, sia ad amministratori, sia a soggetti che rendono abitualmente prestazioni d'opera a favore della Società a partire dal 2004; il costo è determinato con riferimento al *fair value* del diritto assegnato; la quota di competenza dell'esercizio è determinata *pro-rata temporis* lungo il periodo a cui è riferita l'incentivazione (cosiddetto *vesting period*).

I costi volti allo studio di prodotti o processi alternativi o, comunque, sostenuti per attività di ricerca o sviluppo tecnologico sono considerati costi correnti e imputati a conto economico nell'esercizio di sostenimento.

Imposte

Le imposte sul reddito correnti sono calcolate sulla base della stima del reddito imponibile.

I debiti e i crediti tributari per imposte correnti sono rilevati al valore che si prevede di pagare/recuperare alle/dalle autorità fiscali applicando le aliquote e la normativa fiscale vigenti o sostanzialmente approvate alla data di chiusura del periodo.

Le imposte correnti, relative alle poste iscritte direttamente a patrimonio netto, sono iscritte nel patrimonio netto.

Le altre imposte non correlate al reddito, come le tasse sugli immobili e sul capitale, sono incluse tra gli oneri operativi.

Le imposte differite e anticipate sono calcolate sulle differenze temporanee tra i valori delle attività e delle passività iscritte in bilancio e i corrispondenti valori riconosciuti ai fini fiscali con il *liability method*.

Le attività per imposte anticipate sono iscritte quando il loro recupero è probabile.

Le attività e le passività fiscali differite sono determinate in base alle aliquote fiscali che si prevede saranno applicabili negli esercizi nei quali le differenze temporanee saranno realizzate o estinte.

Le attività e le passività fiscali correnti e differite sono compensate quando le imposte sul reddito sono applicate dalla medesima autorità fiscale, vi è un diritto legale di compensazione ed i tempi di riversamento sono omogenei.

Le attività per imposte anticipate e le passività per imposte differite sono classificate tra le attività e le passività non correnti.

Il saldo della eventuale compensazione, effettuata solo nel caso in cui le imposte sul reddito sono applicate dalla medesima autorità fiscale e esiste un diritto legale alla compensazione, se attivo, è iscritto alla voce Imposte anticipate; se passivo, alla voce Imposte differite.

A seguito della riforma tributaria introdotta con il Decreto Legislativo n. 344 del 12 dicembre 2003, la Società ha esercitato l'opzione per il regime del consolidato fiscale nazionale, disciplinato dagli articoli 117 e seguenti T.U.I.R., per gli esercizi 2007, 2008 e 2009, in ottemperanza al regolamento predisposto dalla consolidante Fincorus S.p.A., controllante indiretta.

L'esercizio di tale opzione è coerentemente riflesso nelle scritture contabili.

Operazioni in valuta estera (non oggetto di copertura con strumenti finanziari derivati)

I ricavi e i costi relativi a operazioni in valuta estera sono iscritti al cambio corrente del giorno in cui l'operazione è compiuta.

Le attività e passività monetarie in valuta estera sono convertite in Euro applicando il cambio corrente alla data di chiusura dell'esercizio con imputazione dell'effetto a conto economico.

Uso di stime

La redazione del bilancio e delle relative note in applicazione degli IFRS richiede da parte del *management* l'effettuazione di stime e di assunzioni che hanno effetto sui valori delle attività e delle passività di bilancio e sull'informativa relativa ad attività e passività potenziali alla data del bilancio.

I risultati che si consuntiveranno potrebbero differire da tali stime.

Le stime sono utilizzate per rilevare gli accantonamenti per rischi su crediti, per obsolescenza di magazzino, ammortamenti, svalutazioni di attivo, benefici ai dipendenti, imposte, fondi di ristrutturazione, altri accantonamenti e fondi.

I valori delle singole categorie sono esposti nelle note al bilancio.

Le stime e le assunzioni sono riviste periodicamente e gli effetti di ogni variazione sono riflesse a conto economico nel periodo in cui avviene la revisione della stima se tale revisione ha effetti solo su tale periodo o anche nei periodi successivi se la revisione ha effetti sia sull'esercizio corrente che su quelli futuri.

L'avviamento viene sottoposto a *impairment test*, su base annuale, per verificare eventuali perdite di valore.

I calcoli sono basati sui flussi finanziari attesi dalle unità generatrici di cassa a cui l'avviamento stesso è attribuito, desumibili da *budget* e piani pluriennali.

4. Variazioni ai principi contabili

Principi contabili, emendamenti e interpretazioni applicati dal 1 gennaio 2009

I seguenti principi contabili, emendamenti e interpretazioni, rivisti anche a seguito del processo di *Improvement* annuale 2008 condotto dallo IASB, sono stati applicati per la prima volta dalla Società a partire dal 1 gennaio 2009.

- *Improvement* all'IFRS 2 – Condizioni di maturazione e cancellazione

  La modifica all'IFRS 2 – Condizioni di maturazione e cancellazione restringe la definizione di condizioni di maturazione a una condizione che include un obbligo esplicito o implicito a fornire un servizio.

  Ogni altra condizione è una *non-vesting condition* e deve essere presa in considerazione per determinare il *fair value* dello strumento rappresentativo di capitale assegnato alla data di concessione del piano.

  Inoltre, l'emendamento chiarisce che, nel caso in cui il premio non maturi come conseguenza del fatto che non venga soddisfatta una *non-vesting condition* che è sotto il controllo dell'entità o della controparte, questo deve essere contabilizzato come una cancellazione.

  Il principio è stato applicato in modo retrospettico dalla Società a partire dal 1 gennaio 2009; tuttavia dalla sua applicazione non sono emersi effetti contabili, in quanto la Società non ha intrapreso operazioni con pagamenti basati su azioni con condizioni diverse da quelle di servizio.

- Improvement all'IFRS 7 – Strumenti finanziari – informazioni integrative

  Il principio emendato, che deve esser applicato dal 1 gennaio 2009, richiede informazioni addizionali in relazione alla valutazione al *fair value* e al rischio di liquidità. Nel caso di valutazione al *fair value* si deve evidenziare un'informazione integrativa per livelli gerarchici su tre livelli per ogni classe di strumenti finanziari.

  Inoltre, gli emendamenti esplicitano quanto è richiesto in merito all'informativa sul rischio di liquidità con riferimento ai derivati e alle attività finanziarie utilizzate per la gestione della liquidità estera.

  L'informativa sul *fair value* è presentata nella nota 37 – Strumenti finanziari, mentre gli emendamenti non hanno influenzato in modo significativo l'informativa sul rischio di liquidità presentata nella sezione relativa, nell'ambito della relazione sulla gestione.

- IAS 1 Rivisto – Presentazione del bilancio

  La versione rivista dello IAS 1 – Presentazione del bilancio separa i cambiamenti intervenuti nel patrimonio netto in capo agli azionisti e ai non azionisti.

  Il prospetto delle variazioni del patrimonio netto include solo il dettaglio delle transazioni con azionisti, mentre tutte le variazioni relative a transazioni con non azionisti sono presentate in una riconciliazione di ciascun componente di patrimonio netto. Inoltre, il principio introduce il prospetto del *comprehensive income*, che contiene tutte le voci di ricavo e di costo di competenza del periodo registrate a conto economico e, in aggiunta, ogni altra voce di ricavo e costo rilevata direttamente a patrimonio netto.

  Il prospetto del *comprehensive income* può essere presentato in forma di un singolo prospetto o in due prospetti correlati.

  La Società ha applicato la versione rivista del principio a partire dal 1 gennaio 2009 in modo retrospettivo, scegliendo di presentare due prospetti separati denominati, rispettivamente, 'Prospetto di conto economico separato' e 'Prospetto di conto economico complessivo' e ha conseguentemente modificato la presentazione del Prospetto delle variazioni di patrimonio netto.

  Inoltre, nell'ambito del processo di '*Improvement*' agli IFRS, il 22 maggio 2008 lo IASB ha emesso un emendamento allo IAS 1 Rivisto che richiede che le attività e passività derivanti da strumenti finanziari derivati designati come di copertura siano classificati distinguendo tra attività e passività correnti e non correnti.

  L'adozione di tale emendamento non ha comportato alcuna modifica alla presentazione delle poste relative alle attività e passività, in quanto la presentazione con distinzione tra correnti e non correnti effettuata dalla Società era già coerente con la richiesta dell'emendamento.

- *Improvement* allo IAS 19 – Benefici ai dipendenti

  La modifica allo IAS 19 – Benefici ai dipendenti chiarisce la definizione di costo/provento relativo alle prestazioni di lavoro passate. In caso di riduzione di un piano, l'effetto da imputarsi immediatamente a conto economico deve comprendere solo la riduzione di benefici relativamente a periodi futuri mentre l'effetto derivante da eventuali riduzioni legate a periodi di servizio passati deve essere considerato un costo negativo relativo alle prestazioni di lavoro passate.

  Tale modifica deve essere applicata in modo prospettico alle variazioni intervenute nei piani successivamente al 1 gennaio 2009.

  Nessun effetto contabile è stato rilevato a seguito dell'adozione di tale emendamento.

  L'emendamento, inoltre, ha rielaborato la definizione di benefici a breve termine e a lungo termine e ha modificato la definizione di rendimento delle attività a servizio del piano, stabilendo che questa voce deve essere esposta al netto di eventuali oneri di amministrazione che non siano già inclusi nel valore dell'obbligazione.

  La Società ha adottato tale principio retrospetticamente dal 1 gennaio 2009, senza rilevare alcun effetto contabile in quanto la prassi della Società era allineata a quanto stabilito nell'emendamento medesimo.

- *Improvement* allo IAS 20 – Contabilizzazione e informativa dei contributi pubblici

  La modifica allo IAS 20 – Contabilizzazione e informativa dei contributi pubblici stabilisce che i prestiti di enti pubblici concessi a un tasso di interesse inferiore a quello di mercato o gratuitamente devono essere contabilizzati come se fossero stati emessi a tasso di mercato; la differenza tra l'ammontare ricevuto e il valore attualizzato è trattato come contributo pubblico e quindi deve seguire le regole di riconoscimento stabilite dallo IAS 20 e tali prestiti devono essere valutati in base a quanto stabilito nello IAS 39 – Strumenti finanziari.

  La Società ha applicato il nuovo principio contabile dal 1 gennaio 2009 senza rilevare alcun effetto contabile dall'applicazione dell'*Improvement* in quanto non sono stati ottenuti finanziamenti agevolati a partire da tale data.

- IAS 23 Rivisto – Oneri finanziari

  Il principio rivisto richiede la capitalizzazione degli oneri finanziari sostenuti a fronte di investimenti in attività per cui normalmente trascorre un determinato periodo di tempo per rendere l'attività pronta per l'uso o per la vendita (*qualifying asset*), rimuovendo la possibilità di rilevare a conto economico gli oneri finanziari sostenuti a fronte di tali investimenti.

  Inoltre, nell'ambito del processo di *Improvement* 2008 lo IASB ha rivisitato la definizione di oneri finanziari, definendoli come quegli interessi passivi calcolati usando il metodo del tasso di interesse effettivo in accordo con lo IAS 39.

  La Società, in conformità con quanto richiesto in fase di transizione dallo IAS 23, ha applicato il nuovo principio contabile in modo prospettico dal 1 gennaio 2009 e ha modificato le sue procedure di contabilizzazione per accogliere sia la rivisitazione della definizione di oneri finanziari, sia la modifica di criterio contabile.

  Nel corso dell'esercizio non sono stati rilevati effetti contabili in conseguenza dell'adozione del principio, in quanto nel periodo non sono stati effettuati significativi investimenti in *qualifying asset.*

- *Improvement* allo IAS 27 – Bilancio consolidato e separato

  La modifica, applicata dalla Società in modo prospettico dal 1 gennaio 2009, prevede che i dividendi ricevuti da società controllate, *joint-ventures*, e società collegate siano rilevati a conto economico nel bilancio separato quando il diritto di ricevere tali dividendi si concretizza indipendentemente dal fatto che derivino da utili formatesi *ante* o *post* acquisizione della partecipazione.

  Non sono emersi effetti contabili dall'applicazione di tale modifica in quanto i dividendi ricevuti nel corso dell'esercizio derivano da utili generatesi *post* acquisizione.

Principi contabili, emendamenti e interpretazioni applicabili dal 1 gennaio 2009 non rilevanti per la Società

I seguenti emendamenti ed interpretazioni, applicabili dal 1 gennaio 2009, disciplinano fattispecie non rilevanti per la Società alla data del presente bilancio.

- *Improvement* allo IAS 41 – Agricoltura

  La modifica amplia il concetto di attività agricola includendo, oltre alla trasformazione delle attività biologiche per la loro vendita, anche il raccolto e la trasformazione delle attività biologiche in prodotti agricoli.

  Inoltre, nel caso la società utilizzi il metodo del valore attuale dei flussi finanziari attesi dall'attività per determinare il suo *fair value*, l'attualizzazione ai tassi correnti di mercato deve considerare l'effetto fiscale.

  Tali modifiche non hanno comportato alcun effetto contabile per la Società.

- IFRS 8 – Segmenti operativi

  Il 30 novembre 2006 lo IASB ha emesso il principio contabile IFRS 8 – Segmenti Operativi in sostituzione dello IAS 14 Informativa di Settore.

  Il nuovo principio contabile è entrato in vigore dal 1 gennaio 2009 e richiede di basare le informazioni riportate nell'informativa di settore sugli elementi che il *management* utilizza per prendere le proprie decisioni operative, quindi richiede l'identificazione dei segmenti operativi sulla base della reportistica interna che è regolarmente rivista dal *management* al fine dell'allocazione delle risorse ai diversi segmenti e al fine delle analisi *di performance*. L'adozione di questo principio non ha impatto sul bilancio della Società in quanto, presentando il bilancio separato congiuntamente al bilancio consolidato, tale informativa non è richiesta se non a livello consolidato.

- *Improvement* allo IAS 16 – Immobili impianti e macchinari

  La modifica allo IAS 16 – Immobili, impianti e macchinari stabilisce che le imprese il cui *business* caratteristico è il *renting* devono riclassificare nel magazzino i beni che cessano di essere locati e sono destinati alla vendita; conseguentemente, i corrispettivi derivanti dalla loro cessione devono essere riconosciuti come ricavi.

  I corrispettivi pagati per costruire o acquistare beni da locare ad altri, nonché i corrispettivi incassati dalla successiva vendita di tali beni costituiscono, ai fini del rendiconto finanziario, disponibilità generate o assorbite dalle operazioni del periodo.

- *Improvement* allo IAS 28 – Partecipazioni in imprese collegate

  La modifica, da applicare in modo prospettico, stabilisce che nel caso di partecipazioni valutate con il metodo del patrimonio netto l'eventuale perdita di valore non deve essere allocata alle singole attività (e in particolare all'eventuale *goodwill*) che compongono il valore di carico della partecipazione, ma al valore della partecipazione nel suo complesso.

  Pertanto, in presenza di condizioni per un successivo ripristino di valore, tale ripristino deve essere riconosciuto integralmente.

  L'applicazione di tale emendamento non ha prodotto effetti sul bilancio 2009 in quanto la Società non detiene partecipazioni in società collegate.

  Tale *improvement* ha anche modificato alcune richieste di informazioni per le partecipazioni in imprese collegate e *joint-venture* valutate al *fair value* in accordo con lo IAS 39, modificando contestualmente anche lo *IAS 31* – Partecipazioni in *joint-venture* ed emendando l'IFRS 7 – Strumenti finanziari: informazioni integrative e lo IAS 32 – Strumenti finanziari: presentazione.

  Tali modifiche, peraltro, riguardano una fattispecie non presente alla data del presente bilancio

- *Improvement* allo IAS 29 – Economie iperinflazionate

  La modifica cambia il riferimento all'eccezione di misurare attività e passività al costo storico, indicando che le categorie di attività che devono o possono essere valutate al *fair value* sono più ampie di quelle fornite nell'ambito del medesimo principio.

- *Improvement* allo IAS 32 – Strumenti finanziari: Presentazione e allo IAS 1 – Presentazione del Bilancio – Strumenti finanziari *puttable* ed obbligazioni derivanti dalla loro liquidazione

  La modifica allo IAS 32 permette la classificazione di alcuni strumenti finanziari 'a vendere' e obbligazioni che insorgono al momento della liquidazione come strumenti di capitale se ricorrono determinate condizioni.

  La modifica allo IAS 1 richiede che nelle note esplicative vengano fornite alcune informazioni relative alle opzioni 'a vendere' classificate come capitale.

- *Improvement* allo IAS 36 – Perdite di valore di attività

  La modifica prevede che nel caso in cui il metodo di attualizzazione dei flussi di cassa (DCF) è utilizzato per stimare il '*fair value* al netto dei costi di vendita', informazioni addizionali, relative al tasso di sconto, al tasso di crescita applicato e al periodo di proiezione del piano devono essere riportate.

  Tali informazioni sono le stesse richieste nel caso in cui il DCF è utilizzato per stimare il 'valore in uso'.

- *Improvement* allo IAS 39 – Strumenti finanziari: rilevazione e valutazione

  Si chiarisce che, se i derivati designati come strumenti di copertura non lo sono più in un momento successivo alla loro rilevazione iniziale, queste non sono riclassificazioni.

  La modifica prevede inoltre la definizione del tasso di rendimento effettivo di uno strumento finanziario al termine di una relazione di copertura del *fair value*.

- *Improvement* allo IAS 40 – Investimenti immobiliari

  La modifica stabilisce che gli investimenti immobiliari in corso di costruzione rientrano nell'ambito di applicazione dello IAS 40, anziché dello IAS 16.

  Se il *fair value* non fosse determinabile, l'investimento in corso di costruzione dovrebbe essere misurato al costo fino al momento in cui tale *fair value* diventi misurabile o la costruzione sia completata.

L'IFRIC ha, inoltre, emesso le seguenti interpretazioni, anch'esse riguardanti fattispecie e casistiche non presenti all'interno della Società:

- IFRIC 13 – Programmi di fidelizzazione dei clienti: richiede che i punti a premio riconosciuti ai propri clienti nell'ambito di un programma di fidelizzazione debbano essere contabilizzati come componente separata delle vendite nelle quali vengono assegnati; una parte del *fair value* del corrispettivo di vendita deve essere allocata ai punti fedeltà e differita e questa sarà successivamente riconosciuta come ricavo nell'esercizio in cui avviene il riscatto dei punti.
- IFRIC 15 – Contratti per la costruzioni di immobili: fornisce le linee guida per definire gli ambiti di applicazione dello IAS 11 – Commesse e dello IAS 18 – Ricavi.
- IFRIC 16 – Copertura di una partecipazione in un'impresa estera: da applicarsi in via prospettica, fornisce le linee guida per la contabilizzazione di una copertura di un investimento netto; l'interpretazione fornisce:
  - indicazioni in merito all'identificazione dei rischi di cambio determinanti per l'applicazione dell'*hedge accounting* in caso di copertura di un investimento netto in una gestione estera;
  - indicazioni in merito a chi, nell'ambito di un gruppo, possa detenere strumenti per la copertura di un investimento netto;
  - la modalità, secondo la quale un'entità debba quantificare, considerando sia l'investimento netto che lo strumento di copertura, l'utile o la perdita su cambi che deve essere rigirato all'atto del disinvestimento.

Principi contabili, emendamenti ed interpretazioni non ancora applicabili e non adottati in via anticipata dalla Società

- *Improvement* allo IAS 39 – Strumenti finanziari: rilevazione e valutazione – Strumenti di copertura ammessi

  La modifica, emessa dallo IASB il 31 luglio 2008 e applicabile per tutti i bilanci con esercizio che inizia dopo il 1 luglio 2009, sarà, pertanto, applicabile dal 1 gennaio 2010.

  L'emendamento chiarisce che ad un'entità è consentito designare una porzione delle variazioni del *fair value* o dei flussi di cassa di uno strumento finanziario come elemento coperto e include anche la designazione dell'inflazione come rischio coperto o come porzione del rischio in particolari situazioni.

  La Società ritiene che tale emendamento non avrà impatto sulla sua posizione finanziaria o sulla sua *performance*, perché non utilizza tali coperture.

- IFRIC 17 – Distribuzione di attività non liquide agli azionisti

  Tale interpretazione, emessa dall'IFRIC il 27 novembre 2008 è applicabile in modo prospettico per gli esercizi che iniziano dal 1 Luglio 2009.

Essa fornisce indicazione sulla contabilizzazione e valutazione dei dividendi non liquidi distribuiti agli azionisti. In particolare, il momento in cui deve essere contabilizzata la passività verso gli azionisti per dividendi da distribuire deve coincidere con quello in cui essi sono adeguatamente approvati (approvazione da parte dell'assemblea); la determinazione del valore del dividendo in natura deve avvenire considerando il *fair value* dei beni al momento in cui diventa obbligatoria la contabilizzazione della relativa passività verso gli azionisti.

La differenza tra il dividendo pagato e il valore netto contabile delle attività utilizzate per il pagamento deve essere riconosciuto a conto economico.

La Società ritiene che l'applicazione dell'IFRIC 17 non avrà impatti sul proprio bilancio, in quanto in passato non vi sono state distribuzioni di attività non liquide.

- IFRIC 18 – Trasferimento di attività dai clienti

  Tale interpretazione, emessa dall'IFRIC il 29 gennaio 2009 è applicabile in modo prospettico dal 1 gennaio 2010.

  L'interpretazione, che non è applicabile alla Società, chiarisce il trattamento contabile relativo agli accordi nei quali un'entità riceve da un cliente un oggetto o un impianto di proprietà che la società deve utilizzare sia per connettere il cliente a una rete sia per fornire accesso al cliente ad una fornitura di merci o servizi.

Il 16 aprile 2009 lo IASB ha emesso un insieme di modifiche agli IFRS ('*improvement*'); di seguito vengono citate quelle indicate dallo IASB come variazioni che comporteranno un cambiamento nella presentazione, riconoscimento e valutazione delle poste di bilancio, tralasciando invece quelle che determineranno solo variazioni terminologiche o cambiamenti editoriali con effetti minimi in termini contabili, o quelle che hanno effetto su principi o interpretazioni non applicabili alla Società.

- IAS 1 – Presentazione del bilancio: l'emendamento, che deve essere applicato dal 1 gennaio 2010, modifica la definizione di attività corrente; ai fini della classificazione come corrente/non corrente di una passività diviene irrilevante la presenza di un'opzione di conversione correntemente esercitabile in strumenti di patrimonio netto.
- IAS 7 – Rendiconto finanziario: L'emendamento, che deve essere applicato dal 1 gennaio 2010, richiede che solo i flussi di cassa derivanti da spese che risultino nel riconoscimento di un'attività nella situazione patrimoniale finanziaria possano essere classificati nel Rendiconto finanziario come derivanti da attività di investimento, mentre i flussi di cassa derivanti da spese che non risultino nel riconoscimento di un'attività (come può essere il caso di spese promozionali e di pubblicità o di *training* del personale) debbano essere classificati come derivanti dall'attività operativa.
- IAS 17 – *Leasing*: l'emendamento, che deve essere applicato dal 1 gennaio 2010, prevede che le condizioni generali previste dallo IAS 17 ai fini della classificazione del contratto come *leasing* finanziario o operativo si applicheranno anche ai terreni in locazione, indipendentemente dall'ottenimento del titolo di proprietà al termine del contratto; pertanto tutti i terreni, oggetto di contratti di *leasing* già in essere e non ancora scaduti alla data d'adozione dell'emendamento, dovranno essere valutati separatamente, con l'eventuale riconoscimento retrospettivo di un nuovo *leasing* contabilizzato come se il relativo contratto avesse natura finanziaria.
- IAS 38 – Attività immateriali: l'emendamento, che deve essere applicato in modo prospettico dal 1 gennaio 2010, è una conseguenza dalla modifica dell'IFRS 3 operata nel 2008. Chiarisce le tecniche di valutazione da utilizzare per valutare il *fair value* delle attività immateriali per le quali non esiste un mercato attivo di riferimento. Tali tecniche includono sia la stima dei flussi di cassa netti attualizzati originati dall'attività, sia la stima dei costi che l'impresa ha evitato di sostenere possedendo l'attività e quindi non dovendola ottenere tramite contratto di licenza, sia la stima dei costi necessari a rimpiazzarla.
- IAS 39 – Strumenti finanziari: rilevazione e valutazione: l'emendamento, che deve essere applicato in modo prospettico dal 1 gennaio 2010, restringe l'eccezione di non applicabilità prevista dal paragrafo 2(g) dello IAS 39 ai contratti *forward* tra un acquirente e un azionista venditore ai fini della vendita di un'impresa ceduta in un'aggregazione aziendale a una futura data di acquisizione, qualora il completamento dell'aggregazione aziendale non dipenda da ulteriori azioni delle due parti, ma solo dal trascorrere di un congruo periodo di tempo. Ricadono nell'ambito di applicazione dello IAS 39 i contratti di opzione che consentono a una delle due parti di avere il controllo sul realizzarsi o meno di eventi futuri il cui esercizio comporterebbe il controllo di un'impresa.

- IFRIC 9 – Rideterminazione del valore dei derivati incorporati: l'emendamento, che deve essere applicato in modo prospettico dal 1 gennaio 2010 esclude dall'ambito di applicabilità dell'IFRIC 9 i derivati impliciti in contratti acquisiti nel corso di aggregazioni aziendali al momento della formazione di imprese a controllo congiunto o di *join-venture*. Inoltre richiede che l'entità valuti, sulla base delle circostanze esistenti nel momento in cui essa diventa parte del contratto la prima volta, se i derivati incorporati debbano essere separati dal contratto primario quando l'entità riclassifica uno strumento ibrido dalla categoria a valore equo con variazioni a conto economico. È possibile fare una successiva rideterminazione solo nel caso intervenga una modifica delle condizioni del contratto che incida significativamente sui flussi finanziari che altrimenti sarebbero richiesti dal contratto.
- *Improvement* all'IFRS 2 – Pagamenti basati su azioni: pagamenti basati su azioni di Gruppo regolati per cassa

  La modifica, emessa nel mese di giugno 2009 e applicabile dal 1 gennaio 2010, non è ancora stata omologata alla data del presente bilancio. L'emendamento, oltre a chiarire l'ambito di applicazione dell'IFRS 2 e le relazioni con gli altri principi, stabilisce che la società che riceve beni o servizi nell'ambito di piani di pagamento basati su azioni deve contabilizzare tali beni e servizi indipendentemente da quale società del gruppo regola la transazione e dal fatto che il regolamento avvenga mediante cassa o in azioni. L'emendamento specifica, poi che una società deve valutare i beni o servizi ricevuti nell'ambito di una transazione regolata per cassa o in azioni dal proprio punto di vista, che potrebbe non coincidere con quello del gruppo e col relativo ammontare riconosciuto nel bilancio consolidato. Con la pubblicazione di tale emendamento, che incorpora le linee-guida precedentemente incluse nell'IFRIC 8 – *Ambito di applicazione dell'IFRS 2* e nell'IFRIC 11 – IFRS 2 – Transazioni relative ad azioni del gruppo e ad azioni proprie lo IASB ha ritirato l'IFRIC 8 e l'IFRIC 11.
- *Improvement* allo IAS 32 – Strumenti finanziari: Presentazione: Classificazione dei diritti emessi

  La modifica, emessa il 8 ottobre 2009 e applicabile in modo retrospettivo dal 1 gennaio 2011, è stata pubblicata in Gazzetta Ufficiale del 24 dicembre 2009 nel Regolamento (UE) 2009/1293 della Commissione del 23 dicembre 2009.

  Lemendamento chiarisce come contabilizzare taluni diritti quando gli strumenti emessi sono denominati in una valuta diversa da quella funzionale dell'emittente.

  Se tali strumenti sono offerti proporzionalmente a tutti gli azionisti per un importo fisso di disponibilità liquide, è opportuno che siano classificati come strumenti rappresentativi di capitale anche se il loro prezzo di esercizio è denominato in una valuta diversa da quella funzionale dell'emittente.
- *Improvement* allo IAS 24 – Informativa di bilancio sulle parti correlate

  La modifica, emessa il 4 novembre 2009 e applicabile dal 1 gennaio 2011, non è ancora stata omologata alla data del presente bilancio; l'emendamento semplifica le informazioni da fornire nel caso di transazioni con parti correlate controllate dallo Stato.
- IFRS 9 – Strumenti finanziari

  Il principio, emesso il 12 novembre 2009 e applicabile dal 1 gennaio 2013, non è ancora stato omologato alla data del presente bilancio. Tale pubblicazione rappresenta la prima parte di un processo per fasi che ha lo scopo di sostituire interamente lo IAS 39.
- *Improvement* all'IFRIC 14 – Versamenti anticipati a fronte di una clausola di contribuzione minima dovuta

  La modifica, emessa il 26 novembre 2009 e applicabile dal 1 gennaio 2011, non è ancora stata omologata alla data del presente bilancio; l'emendamento permette il riconoscimento come attività dei versamenti anticipati di una contribuzione minima dovuta.
- *Improvement* all'IFRIC 19 – Estinzione di una passività attraverso emissione di strumenti di capitale

  La modifica, emessa il 26 novembre 2009 e applicabile dal 1 gennaio 2011, non è ancora stata omologata alla data del presente bilancio. L'emendamento stabilisce che se un'impresa rinegozia con il suo creditore, che accetta, l'estinzione di una passività finanziaria tramite l'emissione di azioni dell'impresa, tali azioni diventano parte del prezzo pagato e devono essere valutate a *fair value*. Inoltre il differenziale tra il valore contabile della passività finanziaria originale e il *fair value* delle azioni deve essere imputato a conto economico.

5. Rischio di *default*: *negative pledge* e *covenant* sul debito

Per quanto riguarda i debiti finanziari della Società, i contratti relativi ai prestiti obbligazionari prevedono dei *negative pledge* e dei *covenant*.

Per quanto concerne i primi, le clausole mirano a limitare la possibilità per la Società di concedere significativi diritti a terzi su attività della Società stessa e di tutte le società da essa direttamente o indirettamente controllate; in particolare, questi contratti stabiliscono vincoli specifici per quanto riguarda la dismissione e il rilascio di garanzie su immobilizzazioni.

I *covenant* includono l'obbligo per la Società di rispettare determinati livelli di indici finanziari, il più significativo dei quali mette in relazione l'indebitamento netto con alcuni livelli di redditività.

Anche questi indici sono calcolati a livello consolidato, ovvero includendo nel perimetro del calcolo tutte le società direttamente o indirettamente controllate.

La Società pertanto svolge un'attività di controllo del rispetto sia dei vincoli che dei livelli degli indici finanziari, essendo anche '*guarantor*' dei *private placement* emessi da controllata Redfire, Inc., i cui contratti prevedono gli stessi *covenant*.

In mancanza di rispetto delle clausole sopra descritte, dopo un periodo di osservazione nel quale tali violazioni non siano state sanate, la Società può essere chiamata al pagamento del debito residuo.

Il valore di tali rapporti è costantemente monitorato dalla Società, e a oggi risulta essere significativamente lontano dalle soglie che determinerebbero l'inadempimento contrattuale.

6. Informativa di settore

L'informativa di settore viene presentata nelle note del bilancio consolidato, ai fini di una rappresentazione più esaustiva e significativa.

7. Vendite nette

Le vendite nette, pari a €308.984.737, sostanzialmente allineate a quelle del 2008, si riferiscono principalmente a vendite verso le società commerciali del Gruppo, e, in minima parte, a terzi a fronte di contratti di licenza di produzione.

L'analisi relativamente all'andamento delle vendite è rimandata alle note di commento del bilancio consolidato e dei bilanci delle società controllate votate alla commercializzazione dei prodotti del Gruppo, che rappresentano in modo più significativo l'effettivo andamento dei prodotti del Gruppo sui mercati di riferimento.

8. Costo del venduto

	2009 (€)	2008 (€)
Costo dei materiali e produzione	239.286.461	243.526.488
Costi di distribuzione	6.585.963	7.113.069
Totale costo del venduto	**245.872.424**	**250.639.557**

	2009 (€)	2008 (€)
Materie prime e prodotti finiti acquistati da terzi	200.211.497	203.681.115
Vendite diverse a rettifica costo venduto	(1.572.383)	(2.367.660)
Vendite materiali, rimborsi	(2.604.133)	(426.849)
Oneri su transazioni	698.060	0
Costi del personale	15.869.956	15.128.024
Altri oneri legati al personale	1.352.582	1.633.158
Ammortamenti	9.519.813	8.461.403
Utenze	3.600.123	3.940.889
Costi per lavorazioni esterne e manutenzioni	9.108.647	9.459.031
Costi variabili di trasporto	1.826.643	2.325.304
Affitti e *leasing* operativi	573.509	611.753
Costi per servizi, consulenze ed assicurazioni	5.944.428	5.985.178
Imposte e tasse	350.141	347.129
Costo per bancali	84.719	577.951
Altri oneri e proventi diversi	908.823	1.283.131
Totale costo del venduto	**245.872.424**	**250.639.557**

La voce è costituita principalmente dal costo dei materiali di produzione, quali materie prime, abbigliaggi, merci e i relativi costi accessori, nonché i costi che per destinazione sono imputati alle unità produttive, quali costi del personale, ammortamenti, prestazioni di servizi e costi per il funzionamento degli impianti di produzione.

La diminuzione del costo del venduto rispetto al periodo precedente, sia in valore assoluto che in termini percentuali sulle vendite nette, è imputabile a una riduzione dei costi dei materiali determinata sia da migliori condizioni contrattuali ottenute per l'acquisto di materie prime e materiali di confezionamento, sia da un *mix* favorevole di prodotti venduti.

A tali effetti si contrappone parzialmente un aumento dei costi di produzione, principalmente influenzato da maggiori ammortamenti relativi ai significativi investimenti industriali capitalizzati nel corso dell'anno.

Diminuiscono le spese di distribuzione a seguito di un'ottimizzazione dei costi logistici e di un'efficiente gestione dei processi distributivi.

9. Costi di struttura

	2009 (€)	2008 (€)
Costi di vendita	1.560.878	1.401.765
Costi generali e amministrativi	36.026.435	33.671.978
Altri proventi e costi operativi	(5.370.340)	(15.005.595)
Totale costi di struttura	**32.216.973**	**20.068.148**

	2009 (€)	2008 (€)
Ammortamenti	3.280.816	1.671.404
Costi del personale	14.758.212	13.865.939
Altri oneri legati al personale	2.444.285	3.161.105
Meeting e conferenze	276.616	388.684
Viaggi, trasferte, formazione eriunioni	1.074.907	1.090.293
Utenze	2.131.199	1.940.465
Servizi, manutenzioni e assicurazioni	7.208.366	5.390.986
Affitti e *leasing* operativi	4.817.356	5.026.676
Imposte e tasse	375.370	312.652
Proventi Immobiliari	(1.428.616)	(1.130.159)
Servizi intrasocietari resi	(3.956.556)	(3.979.661)
Altri oneri e proventi diversi	1.235.018	(7.670.235)
Totale costi di struttura	**32.216.973**	**20.068.148**

Gli altri proventi e costi operativi ricorrenti, il cui importo complessivo netto è pari a proventi per €4.551.500, sono costituiti principalmente da ricavi generati dal riaddebito per servizi resi dalla Capogruppo alle società controllate, per €3.956.556, così come definiti contrattualmente, per attività di natura amministrativa, finanziaria, informatica e legale, più ampiamente descritti nella nota 40 – Parti correlate. Inoltre, tra i proventi ricorrenti sono iscritti *royalty* attive per €434.984, e rimborsi per prelievi agricoli per €396.262.

Peraltro nei costi operativi ricorrenti sono inclusi costi per accantonamenti a fondi rischi diversi per €100.000, *royalty* passive per €198.610 e minusvalenze da cessioni e rottamazioni per €270.975.

Per quanto riguarda una più dettagliata esposizione degli oneri e proventi non ricorrenti, si rimanda alla specifica nota 15 – Oneri e proventi non ricorrenti.

10. Ammortamenti

Gli ammortamenti registrati a conto economico, suddivisi per destinazione, sono stati i seguenti; si specifica che non vi sono state perdite per *impairment* nei due esercizi presentati.

	2009 (€)	2008 (€)
Ammortamenti e eventuali riduzioni di valore:		
– Ammortamenti di immobilizzazioni materiali	11.300.949	8.674.257
– Ammortamenti di immobilizzazioni immateriali	1.512.080	1.485.410
	12.813.029	**10.159.667**
di cui:		
Inclusi nel costo del venduto:		
– Ammortamenti di immobilizzazioni materiali	9.494.510	8.419.944
– Ammortamenti di immobilizzazioni immateriali	25.303	41.459
Inclusi nei costi di pubblicità e promozioni:		
– Ammortamenti di immobilizzazioni materiali	12.400	24.800
– Ammortamenti di immobilizzazioni immateriali	-	2.060
Inclusi nei costi di struttura:		
– Ammortamenti di immobilizzazioni materiali	1.794.039	229.514
– Ammortamenti di immobilizzazioni immateriali	1.486.777	1.441.890
	12.813.029	**10.159.667**

11. Costi del personale

La voce risulta così composta.

	2009 (€)	2008 (€)
Salari e stipendi	22.052.087	20.558.549
Oneri sociali	6.962.807	6.538.516
Altri costi	948.683	1.613.158
Costi per benefici successivi al rapporto di lavoro	1.474.488	1.705.431
Costo per pagamento basato su azioni	2.585.548	2.157.548
	34.023.613	**32.573.202**
di cui:		
Inclusi nel costo del venduto	16.446.792	16.003.123
Inclusi nel costo di vendita	925.399	881.556
Inclusi nei costi generali ed amministrativi	16.515.999	15.507.023
Inclusi nei costi non ricorrenti	135.423	181.500
	34.023.613	**32.573.202**

12. Oneri diversi di gestione

	2009 (€)	2008 (€)
Imposte e tasse, sanzioni	758.989	751.144
Contributo Conai su acquisti	1.122.767	1.124.557
Spese di rappresentanza	505.967	198.903
Quote associative	137.117	139.204
Giornali, riviste e pubblicazioni	99.624	93.805
Oneri di utilità sociale	1.973	1.064
Oneri consortili	438.554	463.618
Minusvalenze alienazione altre immobilizzazioni materiali	5.119	6.243
Minusvalenze da rottamazioni	265.855	31.692
Spese gestione immobili affittati	4.823	11.188
Omaggio prodotti	105.763	89.643
Transazione per vetro difettoso	–	2.167.313
Oneri relativi ad esercizi precedenti	2.155.825	768.330
Oneri diversi	1.003.146	620.025
	6.605.522	**6.466.729**
di cui:		
Inclusi nel costo del venduto	2.906.035	1.879.574
Inclusi nel costo di pubblicità e promozioni	325.566	6.368
Inclusi nel costo di vendita	119.686	45.346
Inclusi nei costi generali ed amministrativi	2.288.502	4.444.947
Inclusi nei costi operativi non ricorrenti	–	56.435
Inclusi nelle imposte	965.733	34.059
	6.605.522	**6.466.729**

13. Altri costi

I costi per canoni per *leasing* operativo sono così suddivisi.

	2009	2008
Hardware	714.022	528.082
Software	34.130	30.921
Auto	739.941	807.604
Mezzi di sollevamento	139.001	277.785
Apparecchiature impiantistiche	74.003	79.822
Indumenti da lavoro	89.350	88.646
Fotocopiatrici	99.241	110.060
Serbatoi	28.968	39.834
Altro	31.552	20.937
	1.950.208	**1.983.691**

14. Costi di ricerca e sviluppo

L'attività di ricerca e sviluppo della Società riguarda esclusivamente l'ordinaria attività produttiva e commerciale; in particolare, si concentra sull'ordinario controllo di qualità dei prodotti e su studi di *packaging*, il cui ammontare, pari a € 140.692, è incluso nelle spese di pubblicità e promozioni.

Tali costi non vengono capitalizzati, ma interamente spesati a conto economico nell'esercizio in cui vengono sostenuti.

15. Oneri e proventi non ricorrenti

	2009 (€)	2008 (€)
Plusvalenze su alienazione partecipazioni	182.645	4.048.939
Plusvalenze su alienazione immobilizzazioni	810.054	6.264.307
Proventi da definizione successiva di contratti di anni precedenti	2.205.351	247
Totale altri proventi non ricorrenti	**3.198.050**	**10.313.493**
Minusvalenze da dismissione e alienazione immobilizzazioni	–	(46.853)
Minusvalenze su alienazione partecipazioni	(50.840)	–
Costi di demolizione	(235.000)	–
Oneri di ristrutturazione del personale	(399.423)	(181.500)
Oneri d'indennità d'occupazione	(1.339.216)	–
Oneri derivanti da alienazione immobilizzazioni	–	(149.700)
Svalutazione crediti non commerciali	(150.000)	
Oneri diversi non ricorrenti	(204.731)	(24)
Totale altri oneri non ricorrenti	**(2.379.210)**	**(378.077)**
Altri oneri (proventi) non ricorrenti	**(818.840)**	**(9.935.416)**

Gli oneri di indennità di occupazione, si riferiscono all'indennizzo corrisposto in favore del locatore dell'immobile che ospitava la precedente sede della Società, quale corrispettivo per il ritardo con cui l'immobile è stato reso disponibile.

Inoltre, oneri e proventi non ricorrenti, pari a un onere netto di €4.904.163, sono altresì classificati tra gli oneri e proventi finanziari commentati alla nota successiva.

16. Proventi e oneri finanziari netti

La tabella sotto riportata evidenzia le movimentazioni, intercorse nei due esercizi posti a confronto, delle voci relative ai proventi e oneri finanziari.

	2009 (€)	2008 (€)
Interessi bancari e da depositi a termine	443.864	1.044.658
Interessi attivi e proventi finanziari su investimenti di liquidità	–	22.111.900
Dividendi da altre società	8.128	12.853
Altri proventi	25.486	79.297
Totale proventi finanziari	**477.478**	**23.248.708**
Interessi passivi netti su prestito obbligazionario e *private placement*	(13.481.282)	(9.361.380)
Interessi passivi su *leasing*	(255.126)	(771.806)
Interessi passivi bancari e su finanziamenti	(1.985.604)	(494.800)
Interessi passivi e oneri finanziari su investimenti di liquidità	–	(21.232.280)
Totale interessi passivi verso terzi	**(15.722.012)**	**(31.860.266)**
Interessi netti da tesoreria centralizzata con società del Gruppo	(2.050.178)	(3.251.422)
Interessi su finanziamenti da società del Gruppo	(7.646.199)	(14.420.990)
Totale interessi passivi verso società del Gruppo	(9.696.377)	(17.672.412)
Totale interessi passivi	**(25.418.389)**	**(49.532.678)**
Effetti attuariali su piani a benefici definiti	(247.344)	(269.935)
Spese bancarie	(51.015)	(35.689)
Altri oneri e differenze cambi	(102.288)	(197.174)
Totale oneri finanziari	**(25.819.036)**	**(50.035.476)**
Oneri finanziari non ricorrenti su *Term Loan facility*	(7.653.034)	–
Proventi da rifatturazioni a società controllate di oneri non ricorrenti	2.748.872	–
Variazioni di *fair value* di strumenti derivati non di copertura	–	–
Svalutazione di attività finanziarie	–	(4.725.000)
Oneri finanziari non ricorrenti	**(4.904.163)**	**(4.725.000)**
Proventi (oneri) finanziari netti	**(30.245.720)**	**(31.511.769)**

La gestione finanziaria ha generato complessivamente un miglior risultato economico, rispetto all'anno precedente. In particolare il totale degli oneri e proventi finanziari netti, ha beneficiato della contrazione dell'indebitamento verso le società controllate, a cui si sono contrapposti maggiori oneri, principalmente derivanti dall'accensione del prestito obbligazionario di €350.000.000, collocato sul mercato europeo nel mese di ottobre, con cedole annuali a un tasso d'interesse fisso pari a 5,375%.

Gli oneri finanziari non ricorrenti dell'esercizio, sono riconducibili all'accensione del prestito *Term and Revolving Loan Facility*, messo a disposizione della Società da un gruppo di banche primarie, finalizzato a finanziare l'acquisizione Wild Turkey, chiusa nel mese di maggio 2009, interamente rimborsato nel corso dell'anno.

Tali oneri ammontano a €4.904.163, al netto dell'importo riaddebitato alle società controllate.

Inoltre, sono di seguito riepilogati gli oneri e i proventi finanziari derivanti dal prestito obbligazionario e dai relativi strumenti di copertura.

	2009 (€)	2008 (€)
Oneri finanziari verso obbligazionisti *private placement* US$ 300.000.000	(9.581.101)	(9.131.692)
Oneri finanziari verso obbligazionisti Eurobond € 350.000.000	(4.023.785)	-
Oneri finanziari verso obbligazionisti (cedole)	**(13.604.886)**	**(9.131.692)**
Oneri finanziari su strumento derivato *private placement* US$ 300.000.000	(9.811.925)	(13.663.686)
Oneri finanziari su strumento derivato Eurobond € 250.000.000	(1.887.783)	-
Totale oneri finanziari su strumenti derivati	**(11.699.708)**	**(13.663.686)**
Proventi finanziari su strumento derivato *private placement* US$ 300.000.000	9.581.103	9.131.693
Proventi finanziari su strumento derivato Eurobond. € 250.000.000	2.874.132	-
Totale Proventi finanziari su strumenti derivati	**12.455.235**	**9.131.693**
Costo netto cedole e coperture	**(12.849.359)**	**(13.663.685)**
Variazioni nette di *fair value* nette e altri componenti di costo ammortizzato	(1.434.067)	3.430.866
Riserva di cash *flow hedging* rilevata a conto economico nell'esercizio	802.145	871.439
Interessi passivi netti su prestito obbligazionario	**(13.481.281)**	**(9.361.380)**

Un commento più esaustivo in merito alla gestione finanziaria e all'evoluzione della stessa è contenuto nelle specifiche note di commento relative alla situazione finanziaria e agli strumenti finanziari.

17. Imposte correnti e differite

Il dettaglio delle imposte correnti e differite incluse nel conto economico della Società è il seguente.

	2009 (€)	2008 (€)
Imposte sul reddito correnti		
- imposte dell'esercizio	6.476.631	1.935.503
- imposte relative ad anni precedenti	807.223	(1.847.108)
Imposte sul reddito differite		
- differite	911.699	1.272.711
- anticipate	(5.655.054)	(587.358)
Imposte sul reddito riportate a conto economico	**2.540.499**	**773.748**

Gli importi delle imposte correnti o differite accreditate e addebitate direttamente a patrimonio netto nel corso del periodo riguardano esclusivamente la valutazione a fair value delle coperture con contratti di *cash flow hedge* sui prestiti obbligazionari.

	2009 (€)	2008 (€)
Imposte differite relative a voci addebitate o accreditate al patrimonio netto		
- Imposte differite attive	(824.450)	-
- Imposte differite passive	(4.600.968)	1.507.263

Le imposte sono calcolate in base alle normative vigenti, applicando l'aliquota in vigore, pari al 27,5% per quanto riguarda l'IRES e al 3,9% per quanto riguarda l'IRAP.

Di seguito viene fornita la riconciliazione dell'onere fiscale teorico con quello effettivo della Società.

Si precisa che l'aliquota teorica considerata è quella in vigore alla data di chiusura del presente bilancio, in base alle disposizioni di legge tenendo conto di entrambe le aliquote, IRES e IRAP che hanno tuttavia base imponibile diversa.

Le differenze di base imponibile sono incluse nella voce differenze permanenti.

	2009 (€)	2008 (€)
Risultato ante imposte	**34.189.685**	**36.114.511**
aliquota fiscale vigente	31,40%	31,40%
Imposte teoriche	10.735.561	11.339.956
Differenze permanenti	(8.267.788)	(8.720.188)
Altre differenze	72.726	(1.846.020)
	(8.195.062)	**(10.566.208)**
Onere fiscale effettivo	**2.540.499**	**773.748**
aliquota effettiva	7,43%	2,14%

Le differenze permanenti riguardano principalmente l'effetto fiscale dei dividendi ricevuti dalle società controllate.

Il risultato ante imposte rappresenta il reddito su cui, in ottemperanza alle normative fiscali vigenti, vengono calcolate le imposte.

Il dettaglio delle imposte anticipate e differite iscritte a conto economico e nello stato patrimoniale di fine periodo, divise per natura, è il seguente.

	Stato patrimoniale		Conto economico	
	31 dicembre 2009 (€)	31 dicembre 2008 (€)	2009 (€)	2008 (€)
Spese a deducibilità differita	511.866	1.311.437	(154.091)	(162.954)
Fondi tassati	1.162.293	1.285.976	(100.310)	(334.546)
Altre	10.153.192	2.750.434	5.909.455	1.084.858
Imposte anticipate	**11.827.351**	**5.347.847**	**5.655.054**	**587.358**
Ammortamenti anticipati	(4.090.214)	(4.653.971)	563.757	551.505
Plusvalenze soggette a tassazione differita	(1.641.560)	(2.676.784)	1.035.223	(480.619)
Goodwill e marchi deducibili localmente	(8.468.950)	(6.482.523)	(1.986.426)	(1.986.426)
Leasing	(2.629.124)	(2.629.124)	–	–
Altri	(1.793.534)	(5.870.249)	(524.253)	642.829
Imposte differite	**(18.623.382)**	**(22.312.651)**	**(911.699)**	**(1.272.711)**

Il dettaglio complessivo dei movimenti è descritto nelle tabelle successive.

Inoltre le imposte differite al 31 dicembre 2008 includono poste complessivamente transitate a patrimonio netto per €5.600.271.

Imposte anticipate

Le imposte anticipate sono esclusivamente alimentate da differenze temporanee e sono principalmente costituite dall'iscrizione di fondi tassati, quali fondo svalutazione magazzini, fondo rischi e oneri diversi e costi deducibili in base a particolari disposizioni fiscali, quali imposte, compensi ad amministratori e corrispettivi per la revisione dei bilanci.

Le aliquote applicate ai fini dello stanziamento delle imposte anticipate corrispondono a quelle in vigore, in base alle normative vigenti, nel periodo in cui è previsto il relativo riversamento, e in particolare 27,5% IRES e 3,9% IRAP.

Gli importi accreditati e addebitati a detta voce transitano dal conto economico del periodo.

Nella tabella seguente viene riepilogata la rilevazione delle imposte anticipate e gli effetti conseguenti.

Natura delle differenze temporanee (*)	31 dicembre 2009		31 dicembre 2008	
	Ammontare delle differenze temporanee (€)	Effetto fiscale IRES 27,5% IRAP 3,9% (€)	Ammontare delle differenze temporanee (€)	Effetto fiscale IRES 27,5% IRAP 3,9% (€)
Spese di rappresentanza	32.074	10.071	66.180	20.781
Fondi vari	4.183.977	1.162.294	4.451.694	1.285.976
Svalutazione beni iscritti nelle immobilizzazioni	917.166	287.990	–	–
Interessi passivi indeducibili rettificati nel consolidato fiscale	22.207.149	6.106.966	4.416.218	1.214.460
Svalutazione attività finanziarie	4.725.000	1.299.375	–	–
Riscerva di *Cash flow hedge* P.O. Euro	2.921.649	803.453	–	–
Differenze su ammortamenti	3.439.931	1.027.733	3.005.582	934.316
Compensi amministratori	1.183.000	325.325	1.335.000	367.125
Altro	**2.609.657**	**804.144**	**4.893.820**	**1.525.189**
	42.219.603	**11.827.351**	**18.168.494**	**5.347.847**

(*) Effetto fiscale IRAP laddove applicabile

La variazione intervenuta nel saldo dei crediti per imposte anticipate, pari a €6.479.504, si è così movimentata.

	(€)
Imposte anticipate al 1 gennaio 2009	5.347.847
Adeguamento imposte anticipate anni precedenti IRES	1.273.524
Per imposte anticipate esercizio IRES	6.019.577
Per imposte anticipate esercizio IRES (da *cash flow hedge*)	824.450
Utilizzo per imposte anticipate IRES	(1.482.499)
Utilizzo per imposte anticipate IRES (da *cash flow hedge*)	(20.997)
Utilizzo per imposte anticipate IRAP	(134.551)
Totale variazioni dell'esercizio	**6.479.504**
Imposte anticipate al 31 dicembre 2009	**11.827.351**

Imposte differite

Le differenze temporanee che comportano la rilevazione del fondo imposte differite si riferiscono principalmente ad ammortamenti anticipati e alla rateizzazione di plusvalenze patrimoniali effettuate nei precedenti esercizi.

Le aliquote applicate ai fini dello stanziamento delle imposte differite corrispondono a quelle in vigore, in base alle normative vigenti, nel periodo in cui è previsto il relativo riversamento, e in particolare 27,5% IRES e 3,9% IRAP.

Gli importi accreditati e addebitati a detta voce transitano dal conto economico del periodo, ovvero sono rilevati direttamente a patrimonio netto qualora la passività differita sia anch'essa rilevata a patrimonio netto.

Nella tabella seguente viene riepilogata la rilevazione delle imposte differite e degli effetti conseguenti.

Natura delle differenze temporanee (*)	31 dicembre 2009		31 dicembre 2008	
	Ammontare delle differenze temporanee (€)	Effetto fiscale IRES 27,5% IRAP 3,9% (€)	Ammontare delle differenze temporanee (€)	Effetto fiscale IRES 27,5% IRAP 3,9% (€)
Differenze su ammortamenti	13.026.159	4.090.214	9.689.989	4.653.971
Svalutazione crediti	747.070	205.445	863.718	237.522
Plusvalenze rateizzate	5.638.679	1.641.560	9.072.496	2.676.784
Magazzino	2.620.320	797.917	–	–
Cash flow hedge	1.883.895	518.071	19.493.183	5.360.625
Leasing	8.100.825	2.629.125	8.100.825	2.629.126
Ammortamento marchi	26.971.177	8.468.950	20.644.979	6.482.523
Altro	945.064	272.100	945.064	272.100
	59.933.189	**18.623.382**	**68.810.254**	**22.312.651**

(*) Effetto fiscale IRAP laddove applicabile

La variazione del periodo per imposte differite, pari a €3.689.269 si è così movimentata.

	(€)
Imposte differite al 1 gennaio 2009	22.312.651
Adeguamento imposte differite anni precedenti IRES	644.041
Incremento imposte differite esercizio IRES	1.794.109
Utilizzo imposte differite esercizio IRES	(1.296.108)
Utilizzo imposte differite esercizio IRES (da *cash flow hedge*)	(4.842.554)
Adeguamento imposte differite anni precedenti IRAP	77.329
Incremento imposte differite esercizio IRAP	246.722
Utilizzo imposte differite esercizio IRAP	(312.808)
Totale variazioni dell'esercizio	**(3.689.269)**
Imposte differite al 31dicembre 2009	**18.623.382**

L'incremento delle imposte differite IRES dell'esercizio include l'accantonamento di €1.785.100 iscritto a patrimonio netto in quanto rappresenta l'effetto fiscale differito della movimentazione dell'esercizio della riserva di *cash flow hedge*, alimentata a fronte dello strumento derivato di copertura sul prestito obbligazionario, commentato nella nota 37 – Strumenti finanziari.

18. Immobilizzazioni materiali nette

	Terreni e fabbricati (€)	Impianti e macchinari (€)	Altri (€)	Totale (€)
Valore di carico iniziale	87.710.323	117.954.181	10.772.112	216.436.616
Fondo ammortamento iniziale	(19.826.334)	(73.815.206)	(9.636.841)	(103.278.383)
Saldo al 1 gennaio 2009	**67.883.989**	**44.138.975**	**1.135.271**	**113.158.233**
Investimenti	11.816.234	11.627.788	2.082.739	25.526.761
Disinvestimenti	–	(5.254)	–	(5.254)
Ammortamenti	(2.529.256)	(8.177.377)	(594.316)	(11.300.949)
Riclassifica da 'attività destinate alla vendita'	–	1.532.898	–	1.532.898
Altre riclassifiche	8.948	(1.700)	(6.736)	513
Svalutazioni	(7.152)	(272.458)	279	(279.331)
Altri movimenti	(424.998)	–	–	(424.998)
Saldo al 31 dicembre 2009	**76.747.765**	**48.842.871**	**2.617.236**	**128.207.903**
Valore di carico finale	103.400.354	135.074.462	12.634.258	251.109.074
Fondo ammortamento finale	(22.359.821)	(90.524.324)	(10.017.022)	(122.901.167)

Nel corso del 2009 la Società ha ultimato la costruzione della nuova sede a Sesto San Giovanni, il cui fabbricato, gli impianti correlati e gli arredi risultano iscritti per un valore complessivo pari a €51.607.076.

È stato altresì realizzato, nello stabilimento di Novi Ligure, un nuovo magazzino destinato allo stoccaggio di prodotti finiti, quale ampliamento di quello precedente, di 12.000 metri quadrati, per un valore di €6.931.060.

Le svalutazioni sono principalmente imputabili al rinnovamento degli impianti produttivi nei diversi siti industriali.

Inoltre, per far fronte a necessità di carattere industriale, sono state riclassificate dalle Attività non correnti destinate alla vendita, alla voce Impianti e macchinari, per €1.532.898, alcune linee di produzione nuovamente destinate all'attività produttiva, site nell'impianto di Sulmona, che ha cessato la propria attività nel corso del 2007, e il cui insieme dei beni era stato successivamente destinato alla vendita.

Rimangono classificati nelle Attività non correnti destinate alla vendita, l'immobile di Sulmona e gli impianti direttamente afferenti il fabbricato, come più ampiamente descritto nella relativa nota 29 – Attività non correnti destinate alla vendita.

Di seguito sono commentati in modo puntuale gli eventi specifici.

Terreni e fabbricati strumentali

La voce include principalmente il terreno su cui insiste lo stabilimento di Novi Ligure, nonché gli immobili strumentali all'esercizio dell'impresa relativamente alle unità produttive di Crodo, Canale e Novi Ligure.

Il complesso industriale di Novi Ligure è oggetto di un contratto di locazione finanziaria stipulato il 16 febbraio 2004.

Fanno inoltre parte di tale voce le condutture, le opere idrauliche e le costruzioni leggere.

Nel corso del 2009 la Società ha terminato l'edificazione dell'immobile della nuova sede di alcune delle società italiane del Gruppo a Sesto San Giovanni, il cui investimento nell'anno è stato pari a €11.767.914, di cui €4.810.355 inclusi nella categoria 'terreni e fabbricati'.

Lo stabilimento di Novi Ligure è stato ampliato con la costruzione di un nuovo magazzino destinato allo stoccaggio e alla movimentazione di prodotti finiti per €6.931.060 ed altre opere edili di rifacimento fabbricati per €21.565.

Gli altri incrementi si riferiscono ad ampliamenti e rifacimenti edili nello stabilimento di Canale per €513.252 e di Crodo per €458.622.

Impianti e macchinari

La voce include impianti e macchinari, e serbatoi atti al funzionamento delle unità produttive site sul territorio.

Sono peraltro compresi gli impianti dello stabilimento di Novi Ligure, per i quali è stato stipulato un contratto di locazione finanziaria.

Gli incrementi si riferiscono sostanzialmente agli impianti afferenti l'immobile che ospita la nuova sede della Società per €5.700.922, nonché agli investimenti in nuovi impianti e in linee di produzione dello stabilimento di Novi Ligure per €3.795.111, di Canale per €1.430.519 e di Crodo per €693.283.

Le cessioni si riferiscono sostanzialmente a dismissione e rottamazione di materiale obsoleto non più utilizzabile nel ciclo produttivo.

Infine, nella voce in commento sono stati riclassificati dalle Attività non correnti destinate alla vendita, per €1.532.898, alcuni impianti e linee produttive facenti parte del sito industriale di Sulmona, che dopo aver cessato la propria attività produttiva nel corso del 2007, è stato oggetto nel suo insieme, di un programma di vendita.

Infatti, nel corso dell'esercizio, a seguito delle necessità emerse dal piano di investimenti industriali, la Società ha ritenuto opportuno destinare nuovamente al ciclo produttivo le linee e gli impianti in questione, che di conseguenza sono stati riclassificati negli Impianti e macchinari, al valore netto contabile risultante prima che fossero identificati tra le attività possedute per la vendita, rettificato degli ammortamenti che sarebbero stati altrimenti rilevati nei periodi di riferimento.

Altri

La voce include attrezzature varie, nonché apparecchiature di reparto e laboratorio e altri beni quali mobilio, macchine d'ufficio, macchine elettroniche, attrezzatura minuta, autovetture e automezzi.

Gli incrementi sono riferiti alle attrezzature della nuova sede della Società €6.506, dello stabilimento di Canale per €27.837, di Crodo per €50.977, di Novi Ligure per €17.878 e per il laboratorio chimico di Sesto San Giovanni per €105.368.

Inoltre, sono stati acquistati mobilio e macchine elettroniche destinati alla nuova sede della Società per €1.484.231, allo stabilimento di Novi Ligure per €393.621 e agli altri siti produttivi per €6.770.

Immobilizzazioni materiali per titolo di proprietà

La tabella che segue mostra la composizione delle immobilizzazioni materiali per titolo di possesso.

	Immobilizzazioni (€)	Immobilizzazioni (€)	Totale (€)
Terreni	598.994	2.552.797	3.151.791
Fabbricati	59.299.777	18.588.963	77.888.740
Impianti e macchinari	43.728.066	822.070	44.550.136
Attrezzature industriali	682.199	–	682.199
Altri beni	1.935.037	–	1.935.037
	106.244.073	**21.963.830**	**128.207.903**

Di seguito, in conformità a quanto disposto dai principi contabili internazionali, IAS 16, paragrafo 79, si forniscono alcune informazioni aggiuntive.

	Terreni e fabbricati (€)	Impianti e macchinari (€)	Altri (€)	Totale (€)
Valore lordo cespiti completamente ammortizzati e ancora in funzione	2.775.622	42.728.131	8.574.508	54.078.261
Valore netto cespiti ritirati dall'uso attivo e non classificati come destinati alla vendita	–	855.962	6.246	862.208

19. Investimenti immobiliari

Gli investimenti immobiliari, pari a €647.842, sono costituiti da appartamenti e negozi, siti in Milano e Verbania.
Sono altresì inclusi due fabbricati rurali, situati nella provincia di Cuneo.

20. Avviamento e marchi

Gli avviamenti e i marchi risultano iscritti rispettivamente per €307.081.600 e per €114.542.472.

Durante l'esercizio non si sono registrate movimenti di queste due voci di bilancio.

Gli avviamenti si sono originati a seguito delle fusioni per incorporazione di società controllate. In particolare il valore dell'avviamento derivante dalla fusione di Francesco Cinzano & C.ia S.p.A., finalizzata nel 2003, è pari a €71.045.378; l'avviamento generato dalla fusione di Campari-Crodo S.p.A., finalizzata nel 2004, è pari a €98.177.222 e, infine, il valore dell'avviamento emerso dalla fusione di Barbero 1891 S.p.A., avvenuta nel 2006, è pari a €137.859.000.

L'avviamento non è ammortizzato, ma sottoposto alla verifica di perdita di valore (*impairment test*) annualmente o più frequentemente se eventi o cambiamenti di circostanze indicano possibile tale perdita.

Si rimanda alla nota seguente per quanto riguarda ulteriori dettagli in merito a queste valutazioni.

I marchi includono il valore dei marchi Glen Grant pari a €98.263.936, Riccadonna, pari a €11.300.000, Cynar (Brasile e Svizzera) per €1.626.435, Cinzano per €771.542, nonché X-Rated Fusion Liqueur per i marchi internazionali per €1.553.021 e Mondoro (Stati Uniti) per €1.027.538.

I marchi non sono ammortizzati in quanto si ritiene abbiano vita utile indefinita e sono stati assoggettati alla verifica di perdite di valore (*impairment test*) al 31 dicembre 2009, senza evidenziare perdite durevoli di valore.

21. Impairment

	31 dicembre 2009 (€)	31 dicembre 2008 (€)
Riccadonna	11.300.000	11.300.000
Cinzano	771.542	771.542
Cynar (Brasile e Svizzera)	1.626.435	1.626.435
X-Rated Fusion Liqueur	1.553.021	1.553.021
Glen Grant	98.263.936	98.263.936
Mondoro (USA)	1.027.538	1.027.538
Totale marchi	**114.542.472**	**114.542.472**
Avviamento da fusione Francesco Cinzano & C.ia S.p.A.	71.045.378	71.045.378
Avviamento da fusione Campari-Crodo S.p.A.	98.177.222	98.177.222
Avviamento da fusione Barbero 1891 S.p.A.	137.859.000	137.859.000
Totale avviamento	**307.081.600**	**307.081.600**

Davide Campari-Milano S.p.A. verifica la recuperabilità dell'avviamento e dei marchi iscritti in bilancio (*impairment test*) annualmente o più frequentemente se vi sono indicatori di perdita di valore.

La recuperabilità del valore dell'avviamento e dei marchi è verificata tramite la stima del valore in uso degli stessi, inteso come il valore attuale dei flussi finanziari attesi attualizzati a un tasso che riflette il valore temporale del denaro e i rischi specifici alla data di valutazione

Ai fini della valutazione del test di *impairment*, i valori dell'avviamento e dei marchi sono stati allocati alle rispettive unità (o gruppi di unità) generatrici di flussi finanziari (*cash generating unit*) alla data di riferimento del bilancio.

In particolare si è ricorso ai flussi di cassa generati dai singoli prodotti, o gruppi di prodotti, intesi come marchi del Gruppo.

Le previsioni dei flussi di cassa operativi derivano dal budget 2010 e dal piano strategico predisposto dal Gruppo nel 2008 per il periodo 2009-2013.

Il piano, non riformulato nel 2009, è stato rivisto in ottica di prudenza al fine di tenere conto delle mutate condizioni macro-economiche, a seconda delle diverse caratteristiche delle attività e dei diversi mercati geografici di riferimento.

Inoltre, il piano quinquennale è stato estrapolato su base decennale ipotizzando tassi di crescita di medio-lungo termine comunque non superiori al tasso medio di crescita a lungo termine del mercato in cui opera il Gruppo.

L'utilizzo di un periodo di dieci anni è giustificato dal ciclo di vita dei prodotti rispetto al mercato di riferimento.

La composizione delle stime dei flussi finanziari futuri è stata determinata in base a criteri di prudenza, che considerano i margini di contribuzione dei *brand* costanti.

Inoltre, le previsioni si basano su criteri di ragionevolezza, prudenza e coerenza relativamente all'imputazione delle spese generali future, alla tendenza degli investimenti di capitale attesi, alle condizioni di equilibrio finanziario, nonché alle ipotesi macro-economiche, con particolare riferimento agli incrementi di prezzo dei prodotti, che tengono conto dei tassi di inflazione attesi.

La composizione delle stime dei flussi finanziari futuri è stata determinata anche in base alle medie storiche del Gruppo.

Occorre infine precisare che le previsioni dei flussi di cassa si riferiscono a condizioni correnti di esercizio dell'attività e, pertanto, non includono flussi finanziari connessi a eventuali interventi di natura straordinaria.

Le principali ipotesi utilizzate nella determinazione del valore in uso delle *cash generating unit*, ovvero dal valore attuale dei flussi finanziari futuri stimati che si suppone deriveranno da un uso continuativo delle attività, sono relative al tasso di crescita perpetua e al tasso di sconto.

Ai fini della determinazione del valore terminale è stato utilizzando un tasso di crescita perpetua del 1,5%, che non eccede le stime di crescita di lungo termine del settore.

I flussi finanziari sono stati attualizzati applicando un tasso di attualizzazione del 7,6% che riflette il costo medio ponderato del capitale. Per la determinazione del tasso di attualizzazione è stato fatto riferimento al *Capital Asset Pricing Model*, basato su indicatori e parametri osservabili sul mercato, al valore corrente del denaro e ai rischi specifici connessi al business oggetto di valutazione alla data di riferimento della stima.

Al 31 dicembre 2009, in base alle assunzioni sopra descritte, si è riscontrata l'integrale recuperabilità del valore dell'avviamento e dei marchi iscritti.

L'analisi di sensitività a variazioni delle principali assunzioni utilizzate quanto al tasso di crescita nel valore terminale e al tasso di sconto ha confermato l'integrale recuperabilità del valore contabile dell'avviamento e dei marchi.

22. Attività immateriali a vita definita

I movimenti intervenuti nella voce in commento sono riportati nella tabella che segue.

	Software (€)	Altre (€)	Totale (€)
Valore di carico iniziale	3.745.361	12.707.814	16.453.175
Fondo ammortamento iniziale	(2.701.709)	(10.807.304)	(13.509.013)
Saldo al 31 dicembre 2008	**1.043.652**	**1.900.510**	**2.944.162**
Investimenti	1.405.184	154.086	1.559.270
Ammortamenti del periodo	(511.601)	(1.000.478)	(1.512.079)
Svalutazioni	–	–	–
Riclassifiche e altri movimenti	(96.957)	94.744	(2.213)
Saldo al 31 dicembre 2009	**1.840.278**	**1.148.862**	**2.989.140**
Valore di carico finale	5.053.588	12.956.644	18.010.232
Fondo ammortamento finale	(3.213.310)	(11.807.782)	(15.021.092)

Per quanto riguarda i *software*, gli incrementi del periodo includono, licenze del sistema informatico SAP per €143.736, licenze di Microsoft Office per €166.295, licenze per *software* gestionali amministrativi per €99.000, e licenze di *software* connesse alla gestione dei *server* della Società per €213.053 e altre per €116.539.

La voce altre è costituita da spese incrementative di *software*, rappresentate da investimenti per lo sviluppo e la sicurezza del sistema informatico, non solo in ambito transazionale, ma anche relativamente al sistema di *business intelligence* e *business process management*.

23. Partecipazioni in società controllate

Nel corso dell'anno, è stata finalizzata l'acquisizione Wild Turkey, le cui attività sono state iscritte in Rare Breed Distilling LLC, partecipata al 100% dalla società direttamente controllata Redfire, Inc.

A seguito di tale operazione, si è provveduto ad un aumento di capitale sociale di Redfire, Inc., per complessivi US$ 300 milioni, pari a €228.597.155.

L'operazione è commentata nella sezione relativa agli Eventi dell'esercizio.

Inoltre, nel corso dell'anno si è conclusa la procedura di liquidazione di Campari Teoranta, di cui la Società deteneva una quota.

Infine, nel mese di dicembre sono state definite le procedure di liquidazione di Prolera LDA.

Le ulteriori variazioni iscritte nel valore delle partecipazioni, derivano dalla contabilizzazione delle quote dei piani di *stock option* emessi dalla Società e assegnati ad amministratori e dipendenti delle società controllate, e il relativo riconoscimento della capitalizzazione alle società controllate stesse.

Permane la differenza negativa tra il costo d'iscrizione delle partecipazioni Campari do Brasil Ltda. e Zedda Piras S.p.A., e la relativa quota di patrimonio netto.

Si ritiene tuttavia che tale differenza non rappresenti una perdita durevole di valore, coerentemente agli *impairment* test effettuati.

	31 dicembre 2008 (€)	Incrementi (€)	Decrementi (€)	31 dicembre 2009 (€)
Campari do Brasil Ltda.	115.322.976	244.320	–	115.567.296
Prolera LDA	5.000	–	5.000	–
Campari Teoranta	50.890	–	50.890	–
DI.CI.E. Holding B.V.	27.287.154	810.645	–	28.097.799
Redfire, Inc.	265.893.897	229.119.318	–	495.013.215
Campari Finance Belgium S.A.	64.000.611	–	–	64.000.611
Turati Ventisette S.r.l.	10.000	14.574	–	24.574
Campari Italia S.p.A.	1.300.138	279.883	–	1.580.021
Zedda Piras S.p.A.	81.253.086	164.280	–	81.417.366
Sella & Mosca S.p.A.	4.196.331	–	–	4.196.331
	559.320.083	**230.633.020**	**55.890**	**789.897.213**

Partecipazioni in società controllate Denominazione	Sede	Valuta	Capitale sociale in valuta	Patrimonio netto al 31 dicembre 2009 (€)	Utile/Perdita al 31 dicembre 2009 (€)	Percentuale partecipazione Diretta	Percentuale partecipazione Indiretta	Valore di bilancio
Cabo Wabo, LLC	San Francisco	US$	2.312.525	1.999.144	–1.625.967		80	
Campari (Beijing) Trading Co. Ltd.	Beijing	RMB	25.189.930	2.472.595	–432.928		100	
Campari Argentina S.R.L.	Buenos Aires	ARS	11.750.000	1.762.644	–471.587		100	
Campari Australia PTY Ltd.	Sydney	AU$	2.000.000	735.723	–544.975		100	
Campari Austria GmbH	Wien	€	500.000	2.228.876	1.746.979		100	
Campari Deutschland GmbH	Oberhaching	€	5.200.000	18.376.429	13.043.849		100	
Campari do Brasil Ltda.	Barueri	BRC	218.631.059	96.560.561	6.641.565	100		115.567.296
Campari Finance Belgium S.A.	Bruxelles	€	246.926.407	277.189.108	7.940.332	26	74	64.000.611
Campari France	Nanterre	€	2.300.000	9.448.954	2.169.737		100	
Campari International S.A.M.	Monaco	€	180.000.000	186.722.983	5.325.774		100	
Campari Italia S.p.A.	Sesto San Giovanni (MI)	€	1.220.076	47.337.152	42.205.479	100		1.580.021
Campari Japan Ltd.	Tokyo	JPY	3.000.000	35.336	11.408		100	
Campari Schweiz A.G.	Baar	CHF	2.000.000	3.824.338	1.021.743		100	
Cjsc 'Odessa Sparkling Wine Company'	Odessa	UAH	13.041.016	3.856.903	–844.499		99,25	
Destiladora San Nicolas, S.A. de C.V.	Guadalajara	MXN	25.000.000	11.008.941	–2.206.895		100	
DI.CI.E. Holding B.V.	Amsterdam	€	15.015.000	383.403.317	10.928.961	100		28.097.799
Glen Grant Distillery Company Ltd.	Rothes	GBP	1.000.000	18.682.598	92.905		100	
Glen Grant Ltd.	Rothes	GBP	24.949.000	103.941.743	–21.114		100	
Glen Grant Whisky Company Ltd. (*)	Rothes	GBP	1.000.000				100	
Gregson's S.A.	Montevideo	UYU	175.000	360.125	–30.584		100	
Kaloyiannis-Koutsikos Distilleries S.A.	Volos	€	8.884.200	7.694.840	463.287		75	
M.C.S. S.p.r.l.	Bruxelles	€	1.009.872	1.228.478	216.746		100	

Partecipazioni in società controllate Denominazione	Sede	Valuta	Capitale sociale in valuta	Patrimonio netto al 31 dicembre 2009 (€)	Utile/Perdita al 31 dicembre 2009 (€)	Percentuale partecipazione Diretta	Indiretta	Valore di bilancio
O-Dodeca B.V.	Amsterdam	€	2.000.000	26.173.753	–36.016		75	
Old Smuggler Whisky Company Ltd.	Rothes	GBP	1.000.000	7.989.448	113.310	100		
Qingdao Sella & Mosca Winery Co. Ltd.	Pingdu City, Qingdao	RMB	24.834.454	574.497	–192.458		93,67	
Rare Breed Distilling, LLC	Delaware (sede operativa: Lawrenceburg)	US$	400.000.000	281.286.585	17.036.477		100	
Red Fire Mexico, S. de R.L. de C.V.	Guadalajara	MXN	1.254.250	–70.980	–20.535		80	
Redfire, Inc.	Delaware (sede operativa: San Francisco)	US$	566.321.274	558.793.937	43.559.846	100		495.013.215
Rotarius Holding B.V.	Amsterdam	€	18.015	1.334.279	–14.297		100	
Sabia S.A.	Buenos Aires	ARS	40.164.000	6.052.943	–947.393		100	
Sella & Mosca Commerciale S.r.l.	Alghero	€	100.000	1.406.907	192.721		100	
Sella & Mosca S.p.A	Alghero	€	15.726.041	36.633.720	–3.208.927	12	88	4.196.331
Skyy Spirits, LLC	San Francisco	US$	54.897.463	72.985.385	43.020.70		100	
Société Civile du Domaine de Lamargue	Saint Gilles	€	6.793.200	1.265.053	–764.623		100	
Turati Ventisette S.r.l.	Sesto San Giovanni (MI)	€	20.000	17.433	–2.567	100		24.574
Zedda Piras S.p.A	Cagliari (sede operativa: Alghero)	€	16.276.000	27.976.940	–168.827	100		81.417.366

Partecipazioni in società collegate Denominazione	Sede	Valuta	Capitale sociale in valuta	Patrimonio netto ultimo esercizio (€)	Utile/Perdita ultimo esercizio (€)	Percentuale partecipazione Diretta	Indiretta	Valore di bilancio
International Marques V.o.f.	Harleem	€	210.000	293.710	83.710		33,3	
Fior Brands Ltd. (*)	Edinburgh	GBP	100				50	
Focus Brands Trading (India) Private Ltd.	New Delhi	INR	115.998.250	–1.406.564	–1.318.351		26	

(*) società in liquidazione

24. Altre attività non correnti

La voce risulta così composta.

	31 dicembre 2009 (€)	31 dicembre 2008 (€)
Depositi a termine	40.012.200	-
Credifi finanziari verso Lehman Brothers	6.750.000	6.750.000
meno Fondo svalutazione	(4.725.000)	(4.725.000)
Altri crediti finanziari	-	92.962
Attività finanziarie non correnti	**42.037.200**	**2.117.962**
S.I.S.A.G. S.r.l.	82.119	82.119
Agenzia Pollenzo Bra	77.446	77.446
Emittente Titoli S.p.A.	38.257	38.257
Società cooperativa lavorazione vinacce	16.009	16.009
Soc.Cons.For.Alba	6.000	6.000
Sapi Immobiliare Padova	5.320	5.320
Unione Italiana Vini	4.638	4.638
Conai	1.097	1.097
ISTUD Istituto Studi Direzionali S.p.A.	1.033	1.033
Banca Credito Cooperativo Alba	220	220
Pejo Funivie	10	10
Alberghi popolari	1	1
Gazzetta vinicola	1	1
Società Promozione Piemonte	1	1
Partecipazioni in altre imprese	**232.152**	**232.152**
Crediti verso parti correlate	**66.073**	**22.730**
Depositi cauzionali	18.074	16.752
Crediti verso altri soggetti	1.050	1.050
Crediti fiscali	515.054	629.191
Crediti verso altri non correnti	**534.178**	**646.993**
	42.869.603	**3.019.837**

I depositi a termine pari a €40.012.200 si riferiscono a investimenti di liquidità scadenti nel mese di marzo 2011 e remunerati ad un tasso fisso del 1,22%.

I crediti finanziari verso Lehman Brothers, pari a €2.025.000 al netto della svalutazione, includono il valore degli strumenti derivati che la Società aveva strutturato con la banca d'affari nel 2006.

Successivamente al *default* avvenuto nel 2008 il valore di tali contratti, adeguato al loro presunto valore di realizzo pari al 30% dei crediti, era già stato incluso stato incluso tra le attività finanziarie immobilizzate dell'esercizio precedente.

Per quanto riguarda i crediti verso parti correlate, si rimanda alla nota 40 – Parti correlate.

25. Rimanenze

La voce risulta così composta.

	31 dicembre 2009 (€)	31 dicembre 2008 (€)
Materie prime	6.515.146	5.813.784
Materiale di confezionamento	7.970.346	5.992.568
Materie sussidiarie	510.553	528.336
Materiale di manutenzione	1.488.297	1.415.091
Materiale pubblicitario	781.028	937.985
Prodotti in corso di lavorazione e semilavorati	30.618.363	29.321.292
Prodotti finiti e merci	20.088.300	22.135.181
	67.972.033	**66.144.237**

Le rimanenze sono esposte al netto del fondo svalutazione relativo, i cui movimenti sono evidenziati nella tabella che segue.

	(€)
Saldo al 1 gennaio 2009	**1.431.606**
Accantonamenti	1.335.986
Utilizzi	(1.431.606)
Saldo al 31 dicembre 2009	**1.335.986**

La svalutazione dei beni in magazzino afferisce principalmente i prodotti finiti, ed è imputabile a forniture difettose di materiale di imballaggio, entrato in produzione, il cui costo complessivo è stato riconosciuto dal fornitore, che provvede a risarcire interamente il danno, in forza alla transazione firmata tra le parti.

Il fondo esistente al 31 dicembre 2008 è stato utilizzato a seguito dell'avvenuta distruzione dei beni oggetto di svalutazione lo scorso esercizio.

26. Crediti commerciali e altri crediti

	31 dicembre 2009 (€)	31 dicembre 2008 (€)
Crediti commerciali verso clienti terzi Italia	853.729	558.838
Crediti commerciali verso clienti terzi export	1.169.117	1.072.319
Crediti commerciali verso parti correlate	59.474.661	50.405.654
Crediti commerciali	**61.497.507**	**52.036.811**
Crediti verso Erario	620.046	266.903
Crediti verso clienti non commerciali	1.382.072	6.064.926
Acconti su immobilizzazioni materiali	480.893	2.730.839
Crediti verso fornitori	993.008	2.863.698
Crediti prelievi agricoli	390.811	407.532
Crediti verso dipendenti	59.762	47.526
Crediti verso Istituti Previdenziali	243.649	18.420
Crediti verso parti correlate	9.365.213	11.789.748
Crediti per costi prepagati	1.064.868	2.339.750
Crediti verso altri	1.416.341	1.618.354
Crediti in sofferenza diversi	509.992	84.994
Fondo svalutazione crediti diversi	(234.994)	(84.994)
Altri crediti	**16.291.661**	**28.147.696**

Per quanto riguarda i crediti verso parti correlate, si rimanda alla nota 40 – Parti correlate.

Tali crediti sono tutti esigibili entro 12 mesi.

I crediti commerciali sono esposti al netto del fondo svalutazione relativo, pari a € 133.738.

Nella voce crediti verso altri, pari a € 1.416.341, sono inclusi, per € 1.396.000, i crediti iscritti a fronte di rimborso a titolo di risarcimento, da parte di fornitori di materiale di abbigliaggio difettoso, con i quali è stata firmata una transazione che ne ha definito l'importo del rimborso, come commentato nella nota 25 – Rimanenze, relativamente alla svalutazione dei prodotti in magazzino.

Tra i crediti per costi prepagati sono inclusi costi pubblicitari, riscontati nell'esercizio 2010, nel rispetto del principio della competenza economica, per € 824.176.

I crediti verso l'Erario sono così costituiti.

	31 dicembre 2009 (€)
Crediti verso Erario per imposte diverse a rimborso	271.907
Crediti verso Erario per ritenute su TFR	262
Crediti verso Erario per IRAP e IRES	347.877
	620.046

Nella tabella seguente si riepiloga il dettaglio dei crediti per anzianità.

Ai fini di quest'analisi, negli altri crediti verso terzi sono esclusi gli acconti a fornitori di immobilizzazioni, i crediti verso fornitori per gli anticipi corrisposti, i crediti fiscali, i crediti verso dipendenti e istituti previdenziali e i crediti per costi prepagati.

31 dicembre 2009	Crediti commerciali verso terzi (€)	Crediti commerciali verso parti correlate (€)	Altri crediti verso terzi (€)	Altri crediti verso parti (€)	Totale (€)
Non scaduto	1.844.679	59.474.661	2.860.501	3.369.960	67.549.801
Scaduto e non svalutato:					
Meno di 30 giorni	57.394	–	2.071	252.480	311.945
30-90 giorni	11.276	–	109.328	128.132	248.736
Entro 1 anno	52.234	–	203.626	50.827	306.687
Entro 5 anni	–	–	13.699	133.330	147.029
oltre 5 anni	–	–	–	(828)	(828)
Totale scaduto e non svalutato:	120.904	–	328.724	563.941	1.013.569
Scaduto e svalutato	191.001	–	509.992	–	700.993
Importo svalutazione	(133.738)	–	(234.994)	–	(368.732)
	2.022.846	**59.474.661**	**3.464.223**	**3.933.901**	**68.895.631**
Crediti non rilevanti ai fini dell'analisi per scadenza	–	–	3.462.224	5.431.312	8.893.536
Totale	**2.022.846**	**59.474.661**	**6.926.447**	**9.365.213**	**77.789.167**

31 dicembre 2008	Crediti commerciali verso terzi (€)	Crediti commerciali verso parti correlate (€)	Altri crediti verso terzi (€)	Altri crediti verso parti (€)	Totale (€)
Non scaduto	1.450.888	50.405.654	8.080.884	4.413.175	64.350.601
Scaduto e non svalutato:					
Meno di 30 giorni	77.790	–	4.963	(5.466)	77.287
30-90 giorni	13.341	–	9.134	146.817	169.292
Entro 1 anno	230	–	13.787	6.660	20.677
Entro 5 anni	–	–	(153)	–	(153)
oltre 5 anni	–	–	–	–	–
Totale scaduto e non svalutato:	91.361	–	27.731	148.011	267.103
Scaduto e svalutato	234.692	–	84.994	–	319.686
Importo svalutazione	(145.784)	–	(84.994)	–	(230.778)
	1.631.157	**50.405.654**	**8.108.615**	**4.561.186**	**64.706.612**
Crediti non rilevanti ai fini dell'analisi per scadenza	–	–	8.267.136	7.228.562	15.495.698
Totale	**1.631.157**	**50.405.654**	**16.375.751**	**11.789.748**	**80.202.310**

I crediti commerciali verso terzi per i quali viene valutata una riduzione durevole di valore sono classificati in sofferenza, principalmente scaduti da oltre un anno e gestiti tramite procedure legali.

L'ammontare di tali crediti iscritto al 31 dicembre 2009, al lordo della relativa svalutazione, risulta pari a €191.001.

Gli altri crediti verso terzi in sofferenza, al lordo della relativa svalutazione, ammontano a €509.992 e il relativo fondo svalutazione, pari a €234.994, ha registrato un incremento di €150.000.

Il fondo svalutazione crediti viene appostato per accogliere le svalutazioni opportune di specifiche posizioni creditorie, affinché venga correttamente rappresentato in bilancio il presunto valore di realizzo delle stesse.

Come indicato altresì nei paragrafi della presente nota integrativa di commento alle singole voci dei crediti, il fondo svalutazione si è movimentato nel corso dell'esercizio nel seguente modo.

	Fondo svalutazione	
	crediti commerciali (€)	altri crediti (€)
Saldo al 1 gennaio 2009	145.784	84.994
Accantonamenti	24.083	150.000
Utilizzi	(36.129)	–
Saldo al 31 dicembre 2009	**133.738**	**234.994**
Saldo al 1 gennaio 2008	324.301	84.994
Accantonamenti	–	–
Utilizzi	(80.517)	–
Storni per mancati utilizzi	(98.000)	–
Saldo al 31 dicembre 2008	**145.784**	**84.994**

27. Crediti finanziari correnti

	31 dicembre 2009 (€)	31 dicembre 2008 (€)
Rateo netto interessi *swap* su prestiti obbligazionari	1.152.867	–
Crediti finanziari a breve verso parti correlate	39.460.290	39.389.307
Altri crediti finanziari correnti	92.962	–
Crediti finanziari correnti	**40.706.119**	**39.389.307**

Per quanto riguarda i crediti verso parti correlate, si rimanda alla nota 40 – Parti correlate.

28. Disponibilità liquide e raccordo con la posizione finanziaria netta

La seguente tabella espone la riconciliazione della voce con quanto definito come disponibilità liquide e mezzi equivalenti a livello di rendiconto finanziario.

	31 dicembre 2009 (€)	31 dicembre 2008 (€)
Conti correnti bancari	10.841.354	14.076.015
Denaro e altri valori in cassa	10.254	12.622
Totale disponibilità liquide e mezzi equivalenti	**10.851.608**	**14.088.637**

Il raccordo con la posizione finanziaria netta della Società è il seguente:

	31 dicembre 2009 (€)	31 dicembre 2008 (€)
Disponibilità liquide	10.254	12.622
Altre disponibilità liquide	10.841.354	14.076.016
Liquidità (A)	**10.851.608**	**14.088.638**
Crediti finanziari correnti (B)	**40.706.119**	**39.389.307**
Debiti bancari correnti	64	67
Altri debiti finanziari correnti	325.797.195	375.043.699
Indebitamento finanziario corrente (C)	**325.797.259**	**375.043.766**
Indebitamento finanziario corrente netto (A+B+C)	**274.239.532**	**321.565.821**
Obbligazioni emesse	549.996.487	221.564.328
Altri debiti non correnti	82.636.371	51.081.700
Indebitamento finanziario non corrente (D)	**632.632.858**	**272.646.028**
Indebitamento finanziario netto (A+B+C+D)	**906.872.390**	**594.211.849**
Raccordo con la posizione finanziaria netta:		
Depositi a termine scadenti oltre i 12 mesi	40.012.200	–
Altri crediti non correnti	2.025.000.	2.117.962
Crediti finanziari non correnti	42.037.200	2.117.962
Posizione finanziaria netta	**864.835.190**	**592.093.887**

Per tutte le informazioni riguardanti le voci che compongono la posizione finanziaria netta al di fuori della liquidità, si rinvia alle note 24 – Attività non correnti, 27 – Crediti finanziari correnti e 31 – Passività finanziarie.

29. Attività non correnti destinate alla vendita

Nella voce sono iscritte le attività afferenti l'area industriale di Sulmona, che ha cessato la propria attività produttiva nel corso del 2007, per €6.267.949, la porzione del sito di Termoli non ancora ceduta, per €1.022.246, il terreno di Ponte Galeria a Roma, per €3.306.961, e immobili in località Crodo per €38.005.

Le attività descritte sono oggetto di concrete trattative di vendita con potenziali acquirenti, con i quali è in fase di definizione il programma per la dismissione delle attività stesse, la cui attuazione è stata ritardata a causa di condizioni di mercato sfavorevoli, in taluni casi, e complesse, in altri, che ne hanno esteso il periodo previsto per la finalizzazione della vendita e il trasferimento di proprietà.

Dal gruppo di beni in dismissione relativo all'area di Sulmona, nel corso dell'esercizio, la Società ha riclassificato le linee produttive ed alcuni impianti, complessivamente per €1.535.416, come non più posseduti per la vendita.

Infatti a seguito delle esigenze emerse dal piano di investimenti industriali, si è ritenuto opportuno ridestinare al ciclo produttivo le linee di produzione descritte, iscrivendole nuovamente nella voce Impianti e macchinari, al valore contabile risultante prima che l'attività fosse classificata tra quelle possedute per la vendita, rettificato per tutti gli ammortamenti che sarebbero stati altrimenti rilevati nei periodi di riferimento.

	(€)
Saldo al 1 gennaio 2009	**12.170.577**
Riclassifiche a immobilizzazioni materiali	(1.535.416)
Saldo al 31 dicembre 2009	**10.635.161**

Le attività non correnti destinate alla vendita sono valutate al minore tra il valore netto contabile e il *fair value* al netto dei costi di vendita, risultante dalla valutazione che scaturisce da una stima predisposta da un perito esperto, incaricato dalla Società.

30. Patrimonio netto

La Società gestisce la struttura del capitale e la modifica in funzione delle variazioni delle condizioni economiche e delle peculiarità di rischio dell'attività sottostante.

Al fine di mantenere o modificare la struttura del capitale, la Società può adeguare i dividendi pagati agli azionisti e/o emettere nuove azioni.

Coerentemente con altri gruppi operanti nel medesimo settore, la Società effettua il monitoraggio del capitale sulla base del rapporto indebitamento/EBITDA.

L'indebitamento è pari al valore della posizione finanziaria netta della Società; l'EBITDA corrisponde al risultato operativo della Società al lordo degli ammortamenti e degli utili di terzi.

Le informazioni relative alla composizione e alla movimentazione intervenuta nelle voci di patrimonio netto nei periodi considerati sono esposte nelle variazioni di patrimonio netto, cui si rinvia.

Capitale

Al 31 dicembre 2009 il capitale sociale è suddiviso in 290.400.000 azioni ordinarie, dal valore nominale di €0,10 interamente versate.

Con delibera dell'Assemblea del 30 aprile 2009, la Società ha ripartito l'utile dell'esercizio pari a €33.493.654, distribuendo dividendi per €31.700.928 e destinando utili a nuovo per €1.792.726.

Proposta di aumento di capitale gratuito

Si evidenzia inoltre che il Consiglio di Amministrazione che approva il presente progetto di bilancio è chiamato altresì a deliberare in ordine alla proposta di un aumento gratuito di capitale sociale da effettuarsi mediante emissione di 290.400.000 nuove azioni del valore nominale di €0,10 da riconoscere gratuitamente ai soci in ragione di una nuova azione per ciascuna azione posseduta, mediante l'utilizzo della riserva utili a nuovo.

Il capitale sociale versato risultante dall'aumento di capitale gratuito sarà, pertanto pari a €58.080.000, suddiviso in 580.800.000 azioni.

Tale proposta sarà sottoposta alla approvazione dell'Assemblea degli azionisti, convocata in sessione straordinaria e ordinaria, il 30 aprile 2010.

Azioni in circolazione e azioni proprie

La movimentazione delle azioni in circolazione e azioni proprie durante l'esercizio è stata la seguente.

	Numero azioni			Valore nominale		
	31 dicembre 2009	31 dicembre 2008	31 dicembre 2007	31 dicembre 2009 €	31 dicembre 2008 €	31 dicembre 2007 €
Azioni in circolazione all'inizio del periodo	288.459.253	289.355.546	289.049.453	28.845.925	28.935.555	28.904.945
Acquisti a favore del piano di *stock option* dipendenti	(2.199.000)	(896.293)	(1.580.268)	(219.900)	(89.629)	(158.027)
Vendite	1.685.627		1.886.361	168.563		188.636
Azioni in circolazione alla fine del periodo	287.945.880	288.459.253	289.355.546	28.794.588	28.845.925	28.935.555
Totale azioni proprie possedute	2.454.120	1.940.747	1.044.454	245.412	194.075	104.445
% delle azioni proprie sul capitale sociale	0,8%	0,7%	0,4%			

La movimentazione del periodo riflette unicamente gli acquisti e vendite di azioni proprie.

Nel 2009 sono state acquistate 2.199.000 azioni proprie, a un prezzo di acquisto di €13.373.833, equivalente ad un prezzo medio unitario di €6,10.

Si informa inoltre che, successivamente alla data del presente bilancio e fino all'autorizzazione alla pubblicazione dello stesso, sono state fatte ulteriori operazioni di vendite di azioni proprie per esercizio di diritti di opzioni, per un totale di 807.506 azioni; inoltre sono state acquistate 460.000 azioni, a un prezzo medio unitario di acquisto di €8,23.

Dividendi pagati e proposti

I dividendi deliberati e pagati nell'esercizio e in quello precedente e i dividendi sottoposti ad approvazione da parte dell'Assemblea che approva il bilancio chiuso al 31 dicembre 2009 sono i seguenti.

	Ammontare totale		Dividendo per azione	
	31 dicembre 2009 (€)	31 dicembre 2008 (€)	31 dicembre 2009 (€)	31 dicembre 2008 (€)
Deliberati e pagati durante l'anno su azioni ordinarie	31.700.928	31.829.110	0,11	0,11
Dividendi proposti su azioni ordinarie	34.595.206 (*)		0,12	

(*) calcolato sulla base delle azioni in circolazione alla data del consiglio di amministrazione del 30 marzo 2010, pari a n. 288.293.386, ad esclusione delle azioni proprie.

Si precisa tuttavia che in considerazione della proposta di delibera di aumento gratuito di capitale sociale, il numero di azioni in circolazione si deve elevare a 576.586.772, e il numero di azioni proprie possedute a 4.213.228.

Conseguentemente il dividendo per azione rettificato diviene pari a €0,06 in aumento del 9,1% rispetto al dividendo distribuito per l'esercizio 2008, pari a €0,055 su base rettificata.

Altre riserve

	Riserva azioni proprie (€)	*Stock option* (€)	Riserva *cash flow hedging* (€)	Totale (€)
Saldo al 1 gennaio 2009	**(11.519.924)**	**9.733.519**	**14.132.557**	**12.346.152**
Costo *stock options* dell'esercizio	-	2.605.309	-	2.605.309
Acquisto di azioni proprie	(13.373.833)	-	-	(13.373.833)
Cessione di azioni proprie	10.392.118	-	-	10.392.118
Partecipazione quote *stock options* società controllate	-	2.085.712	-	2.085.712
Rilascio per utilizzi e non esercizio	-	(1.608.039)	-	(1.608.039)
Cash flow hedging - adeguamentro del periodo	-	-	(14.303.375)	(14.303.375)
Reversal del periodo	-	-	(581.555)	(581.555)
Saldo al 31 dicembre 2009	**(14.501.639)**	**12.816.501**	**(752.373)**	**(2.437.512)**

Si segnala che, relativamente alle vendite di azioni proprie dell'esercizio, movimentate nella tabella precedente al costo originario di acquisto, la Società ha registrato una perdita di €3.464.523.

- Riserva per azioni proprie in portafoglio

  La riserva include le variazioni derivanti dall'acquisto e dalla cessione delle azioni proprie, destinate ai piani di *stock option* emessi dalla Società.

- Riserva per *stock option*

  L'accantonamento alla riserva di *stock option* complessivamente rilevato nell'esercizio a fronte di pagamenti basati su azioni è pari a €4.691.021, di cui iscritte in contropartita alle relative partecipazioni, per l'assegnazione di *stock option* ad amministratori e dipendenti di società controllate, pari a €2.085.712.

  Nel corso dell'anno sono state esercitate opzioni assegnate a soggetti beneficiari in capo a Davide Campari-Milano S.p.A. per €816.581, e opzioni assegnate a soggetti beneficiari delle società controllate per €707.275.

  Infine, nel corso dell'esercizio sono state annullate opzioni per €84.183.

  Si rimanda alla nota 36 – Piano di s*tock option* per l'informativa completa relativamente ai piani di *stock option*.

- Riserva *cash flow hedging*

  La riserva di *cash flow hedging* accoglie la contropartita degli strumenti di copertura dei contratti derivati, valutati a *fair value*, in essere a fronte dei prestiti obbligazionari collocati dalla Società, in Dollari USA e a tasso fisso sul mercato statunitense, nonché in Euro e a tasso fisso sul mercato istituzionale europeo (Eurobond).

  Nel conto economico viene riversata la parte di riserva iscritta nel patrimonio netto, coerentemente al realizzarsi dei flussi finanziari coperti e all'emergere dei relativi effetti economici, a fronte dell'operazione di copertura sui tassi d'interesse posta in essere.

  Gli effetti fiscali differiti sulla riserva di *cash flow hedging* sono pari complessivamente a €285.383, incluso il riversamento a conto economico, a fronte del realizzarsi dei flussi finanziari coperti.

  L'effetto fiscale iscritto negli utili a nuovo è pari a €174.853.

  La movimentazione della riserva, con il relativo effetto fiscale differito, è esposta alla nota 37 – Strumenti finanziari.

Utili a nuovo

In seguito alla delibera dell'Assemblea del 30 aprile 2009, l'utile realizzato al 31 dicembre 2008, pari a €33.493.654, è stato distribuito agli azionisti per €31.700.928 e destinato a utili a nuovo per €1.792.726.

Gli utili a nuovo includono altresì gli effetti delle rettifiche iscritte a patrimonio netto in seguito alla prima adozione degli IFRS.

Tali utili sono qualificabili come utili disponibili, coerentemente a quanto esposto nella tabella relativa alla disponibilità delle poste di patrimonio netto, riportata di seguito.

Utili (perdite) direttamente iscritti a patrimonio netto

Nel corso dell'esercizio 2009 sono stati imputati direttamente a patrimonio netto l'adeguamento del periodo della riserva di *cash flow hedge* pari a €19.728.793, che, al netto del relativo effetto fiscale differito, risulta pari a €14.303.375.

Inoltre, sono iscritti nel patrimonio netto gli utili e le perdite derivanti dalle vendite di azioni proprie realizzate nel periodo, pari a una perdita netta di €3.464.523.

Disponibilità delle poste di patrimonio netto

Patrimonio netto al 31 dicembre 2009		Origine		Possibilità utilizzo	Distribuibilità
		Versamento soci	Utili		
Capitale sociale	29.040.000	7.498.954	21.541.046	–	–
Azioni proprie	–245.412	–	–	–	–
Riserva legale	5.808.000	1.499.791	4.308.209	5.808.000	–
Riserva straordinaria	243.221.990	–	243.221.990	243.221.990	243.221.990
Riserva da conferimento partecipazioni ex Decreto Legislativo 544/92	3.041.357	–	3.041.357	3.041.357	3.041.357
Riserva detrazione I.V.A. 4% Legge 64/86	591.982	–	591.982	591.982	591.982
Riserva detrazione I.V.A. 6% Legge 67/86	451.142	–	451.142	451.142	451.142
Riserva detrazione I.V.A. 6% Legge 130/83	22.461	–	22.461	22.461	22.461
Riserva detrazione I.V.A. 4% Legge 675/77	2.443	–	2.443	2.443	2.443
Riserva detrazione I.V.A. 6% Legge 526/82	18.258	–	18.258	18.258	18.258
Riserva contributi c/capitale L.696/83	25.823	–	25.823	25.823	25.823
Riserva *cash flow hedging*	–1.037.754	–	–	–	–
Riserva per *stock option*	12.816.501	–	–	–	–
Altri utili esercizi precedenti	206.052.062	–	206.052.062	206.052.062	204.238.253
	499.808.853	8.998.745	479.276.773	459.235.518	451.613.709
Utile dell'esercizio	32.456.408	–	–	–	–
	532.265.261	**8.998.745**	**479.276.773**	**459.235.518**	**451.613.709**

31. Passività finanziarie

	31 dicembre 2009 (€)	31 dicembre 2008 (€)
Passività non correnti		
Prestito obbligazionario (US$) emesso nel 2003	207.237.455	221.564.328
Prestito obbligazionario (Eurobond) emesso nel 2009	342.759.031	–
Totale prestiti obbligazionari	**549.996.487**	**221.564.328**
Debiti e finanziamenti verso banche	–	–
Leasing immobiliare	6.345.476	9.662.297
Derivati su prestito obbligazionario (US$)	51.933.778	20.516.260
Derivati su prestito obbligazionario (Eurobond)	3.403.887	–
Altri finanziamenti	739.312	903.143
Debiti verso parti correlate	20.213.918	20.000.000
Totale altre passività finanziarie non correnti	**82.636.371**	**51.081.700**
Passività correnti		
Debiti e finanziamenti verso banche	**64**	**67**
Rateo interessi su prestiti obbligazionari	8.330.414	4.457.951
Rateo *swap* su interessi prestiti obbligazionari	–	1.878.865
Leasing immobiliare	3.277.444	3.221.202
Debiti verso parti correlate	313.848.213	365.155.088
Altri finanziamenti	341.124	330.592
Totale altri debiti finanziari	**325.797.195**	**375.043.698**
Totale	**958.430.116**	**647.689.793**

La tabella che segue mostra le principali passività finanziarie, con indicazione del relativo tasso di interesse effettivo e della scadenza.

Si segnala che, per quanto riguarda il tasso di interesse effettivo delle passività oggetto di copertura, il tasso riportato include l'effetto della copertura stessa.

Inoltre i valori delle passività oggetto di copertura sono qui esposti al netto del valore del relativo derivato, sia esso attivo o passivo.

	Tasso di interesse effettivo al 31 dicembre 2009	Scadenza	31 dicembre 2009 (€)	31 dicembre 2008 (€)
Prestiti obbligazionari				
– emesso nel 2003 (US$)	fisso da 4,03% a 4,37% (1)	2015-2018	259.171.233	242.080.588
	€ Libor 6 mesi + 60 basis point (2)			
– emesso nel 2009 (Eurobond)	fisso 5,375%	2016	346.162.919	–
	€ Libor 6 mesi + 210 basis point (3)			
Leasing immobiliare	€ Libor a 3 mesi + 60 basis point	2010-2012	9.622.920	12.883.499
Altri finanziamenti	0,90%	2010-2015	1.080.436	1.233.735

(1) Tasso applicato alla parte di prestito obbligazionario coperto da *interest rate swap*, corrispondente a un valore nominale di € 171,9 milioni.

(2) Tasso applicato alla parte di prestito obbligazionario coperto da *interest rate swap*, corrispondente a un valore nominale di € 85,9 milioni.

(3) Tasso applicato alla parte di prestito obbligazionario coperto da *interest rate swap*, corrispondente a un valore nominale di € 250 milioni.

Prestiti obbligazionari

I debiti per obbligazioni includono il prestito obbligazionario per US$ 300.000.000, collocato sul mercato istituzionale statunitense nel corso del 2003, e il prestito obbligazionario di €350.000.000, collocato in ottobre 2009 sul mercato istituzionale europeo (Eurobond).

Il prestito obbligazionario collocato sul mercato statunitense è stato strutturato in due *tranche* di US$ 100.000.000 e di US$ 200.000.000, con scadenze rispettivamente a 12 e 15 anni, con rimborso in un'unica soluzione (*bullet*).

Le cedole semestrali sono calcolate in base a un tasso fisso rispettivamente del 4,33% e 4,63%.

Il prestito obbligazionario in Euro è stato collocato sul mercato europeo con scadenza ottobre 2016.

L'offerta, rivolta unicamente agli investitori istituzionali, è stata collocata al 99,431%; le cedole da pagarsi annualmente, sono pertanto calcolate a un tasso fisso pari al 5,375%.

Su entrambi i prestiti, la Società ha posto in essere diversi strumenti a copertura dei rischi di cambio e di tasso.

Sul prestito del 2003, uno strumento di *cross currency swap* ha provveduto a sterilizzare i rischi relativi alle fluttuazioni dei tassi di cambio del Dollaro USA e dei tassi di interesse e a modificare il profilo di tasso fisso denominato in Dollari USA a tasso variabile su Euro (Euribor 6 mesi + 60 *basis point*).

Inoltre, sullo stesso prestito sono stati posti in essere diversi *interest rate swap* che comportano il pagamento di un tasso fisso medio del 4,25% (i tassi sono compresi tra 4,03% e 4,37%) su sottostanti totali di US$ 50 milioni (scadenza 2015) e di US$ 150 milioni (scadenza 2018).

Per quanto riguarda il prestito obbligazionario emesso nel 2009 (Eurobond), è stato negoziato un *interest rate swap* che comporta il pagamento di un tasso variabile (Euribor 6 mesi +210 *basis point*) su un sottostante di €250 milioni.

Le variazioni registrate sul valore esposto dei prestiti obbligazionari nel corso del 2009 si riferiscono:

- all'emissione dell'Eurobond per €300.000.000, al netto degli oneri direttamente correlati di €2.813.095 e dello scarto di emissione di €1.991.500;
- per quanto riguarda il prestito del 2003 (USD), alle valorizzazioni delle coperture in essere (sulle quali l'effetto negativo è di €14.686.725) e dei relativi effetti sui prestiti (l'effetto positivo è di €14.358.253);
- per quanto riguarda il prestito del 2009 (Eurobond), alle valorizzazioni delle coperture in essere (sulle quali l'effetto è negativo per €3.403.887) e dei relativi effetti sui prestiti (l'effetto è positivo per €2.560.247).

Per un commento più completo sulle variazioni avvenute nell'esercizio, si rimanda alla nota 37 – Strumenti finanziari.

Leasing

I debiti finanziari per *leasing* afferiscono il debito non corrente residuo derivante dal contratto di locazione finanziaria, stipulato il 16 febbraio 2004, con scadenza 2012, riguardante il fabbricato industriale dei Novi Ligure e gli impianti a esso direttamente afferenti.

Altri finanziamenti

La voce include un contratto di finanziamento intrattenuto con il Ministero dell'Industria, il cui rimborso è previsto in 10 rate annuali a partire da febbraio 2006.

32. Trattamento di fine rapporto e altri fondi relativi al personale

Il trattamento di fine rapporto (TFR) del personale spettante ai dipendenti della Società, *ex* articolo 2120 cod. civ., rientra nell'ambito di applicazione dello IAS 19.

A seguito della riforma dell'istituto del trattamento di fine rapporto, introdotta dal 1 gennaio 2007, per le società con almeno cinquanta dipendenti, sono intervenute sostanziali modifiche nei diversi elementi di valutazione, ai fini del corretto recepimento del principio contabile internazionale di riferimento.

Per effetto della riforma della previdenza complementare, le quote di TFR maturate fino al 31 dicembre 2006 rimangono in azienda; diversamente, le quote di TFR maturate a partire dal 1 gennaio 2007 devono, a scelta del dipendente, essere destinate a forme di previdenza complementare, ovvero essere mantenute in azienda, la quale provvederà a trasferire le quote di TFR al Fondo di Tesoreria istituito presso l'INPS.

Di conseguenza, la quota di TFR maturata fino al 31 dicembre 2006 continua a essere classificata come piano a benefici definiti, mantenendo i criteri di valutazione attuariale, per esprimere il valore attuale del beneficio, erogabile al termine del rapporto di lavoro, che i dipendenti hanno maturato alla data del 31 dicembre 2006.

Invece, le quote di TFR maturate dal 1 gennaio 2007 vengono classificate come piani a contribuzione definita.

Infine, poiché la Società assolve mediante il pagamento di contributi a un entità separata (un fondo), senza ulteriori obblighi, l'impresa iscrive per competenza le quote di contribuzione al fondo, a fronte delle prestazioni di lavoro dei dipendenti, senza provvedere ad alcun calcolo attuariale.

Poiché alla data di chiusura del bilancio le quote contributive in oggetto sono già state pagate dalla Società, nessuna passività è iscritta in bilancio.

Obbligazioni per TFR ultimi 3 esercizi	TFR 31 dicembre 2009 (€)	TFR 31 dicembre 2008 (€)	TFR 31 dicembre 2007 (€)
Obbligazioni a benefici definiti (fino al 31 dicembre 2006)	5.895.580	6.932.594	7.828.692
Obbligazioni a contribuzione definita (dall'1 gennaio 2007)	–	–	–
	5.895.580	**6.932.594**	**7.828.692**

Le tabelle seguenti sintetizzano i componenti del costo netto dei benefici rilevato nel conto economico nell'esercizio 2009 e in quello precedente.

Obbligazioni a benefici definiti (fino al 31 dicembre 2006)	TFR 31 dicembre 2009 (€)	TFR 31 dicembre 2008 (€)
Oneri finanziari sulle obbligazioni	247.344	269.935
(Utili)/perdite attuariali netti	(24.641)	264.113
	222.703	**534.048**

Le variazioni, nel corso del 2009, del valore attuale dell'obbligazione per benefici definiti sono le seguenti.

	TFR 31 dicembre 2009 (€)	TFR 31 dicembre 2008 (€)
Valore attuale al 1 gennaio 2009	6.932.594	7.828.692
Trasferimenti società del gruppo	(56.311)	(46.592)
Benefici pagati	(1.203.406)	(1.383.554)
Oneri finanziari sulle obbligazioni	247.344	269.935
Utili (perdite) attuariali sulle obbligazioni	(24.641)	264.113
Valore attuale al 31 dicembre 2009	**5.895.580**	**6.932.594**

Le ipotesi principali usate nel determinare le obbligazioni derivanti dai piani descritti sono di seguito illustrati.

	TFR 31 dicembre 2009	TFR 31 dicembre 2008
Tasso di sconto	4,5%	4,5%
Futuri incrementi salariali	3,0%	3,0%
Tasso di rotazione del personale	5,0%	5,0%
Tasso di inflazione	2,0%	2,0%

I tassi relativi ai costi dell'assistenza sanitaria non entrano nelle ipotesi usate nel determinare le obbligazioni di cui sopra; pertanto eventuali variazioni degli stessi non produrrebbero alcun effetto.

33. Fondi rischi

La tabella che segue mostra i movimenti intervenuti nella voce nel periodo in esame.

	Fondo imposte (€)	Fondo ristrutturazioni industriali (€)	Fondo indennità suppletiva clientela (€)	Altri (€)	Totale (€)
Saldo al 1 gennaio 2009	**880.000**	**2.401.737**	**50.451**	**420.000**	**3.752.188**
Accantonamenti	–	264.000	–	100.000	364.000
Utilizzi	(84.005)	(294.975)	–	(120.000)	(498.980)
Saldo al 31 dicembre 2009	**795.995**	**2.370.762**	**50.451**	**400.000**	**3.617.208**
di cui esborso previsto:					
entro 12 mesi	–	2.370.762	–	400.000	
oltre 12 mesi	795.995	–	50.451	–	

Il fondo imposte di €880.000, è iscritto a fronte dei rilievi emersi sia ai fini delle imposte dirette e che I.V.A., dalla verifica fiscale, che ha riguardato i periodi di imposta 2004 e 2005.

La definizione delle sanzioni ai fini Iva e il relativo pagamento da parte della Società, ha comportato il parziale utilizzo del fondo, per €84.005.

Per un commento più esaustivo riguardo i rischi di natura fiscale, si rimanda alla sezione *risk management* inclusa nei commenti degli amministratori.

Il fondo ristrutturazione industriale, alla fine del periodo pari a €2.370.762, riguarda le passività sul fronte occupazionale, iscritte a seguito dell'interruzione dell'attività produttiva dello stabilimento di Sulmona nell'anno 2007, in base allo specifico accordo sindacale coerentemente con il programma delle relative misure alternative e di sostegno.

La chiusura della procedura a fronte della quale è stato accantonato il fondo in questione, è prevista nel corso del 2010, con il relativo utilizzo complessivo del fondo residuo.

Peraltro, l'accantonamento di €264.000, riguarda gli oneri previsti a fronte della procedura di mobilità, il cui accordo è stato siglato nel mese di aprile.

Gli altri fondi includono le passività iscritte a fronte sia di contenziosi in essere che di transazioni in via di definizione con i fornitori.

34. Debiti verso fornitori e altre passività

	31 dicembre 2009 (€)	31 dicembre 2008 (€)
Debiti commerciali verso fornitori terzi Italia	48.379.711	58.327.865
Debiti commerciali verso fornitori terzi export	7.584.877	3.745.985
Debiti commerciali verso parti correlate	8.439.910	8.135.905
Debiti verso revisori	143.101	111.389
Debiti verso sindaci	130.000	129.972
Debiti verso fornitori	**64.677.599**	**70.451.116**
Debiti verso personale dipendente	3.099.065	2.449.546
Debiti verso istituti previdenziali	1.968.687	1.002.546
Debiti verso fondi previdenziali e tesoreria INPS	159.261	57.632
Debiti verso clienti	995.000	995.397
Debiti verso agenti	30.486	30.486
Debiti verso amministratori	1.183.000	1.335.000
Debiti verso altre parti correlate	63.363	102.520
Risconto plusvalenza su cessione immobile	928.767	2.548.875
Debiti per ricavi differiti	1.119.250	1.278.854
Altri	157.804	285.482
Altre passività correnti	**9.704.684**	**10.086.338**
Debito verso fornitori non correnti	–	77.897
Altre passività non correnti	–	77.897

I debiti commerciali verso parti correlate, pari a €8.439.910, si riferiscono principalmente agli acquisti di semilavorati e prodotti finiti.

Si rimanda alla nota 40 – Parti correlate per ulteriori dettagli su tali rapporti.

I debiti per ricavi differiti si riferiscono a contributi in conto capitale, il cui accredito graduale a conto economico avviene con il criterio sistematico in connessione alla vita utile del bene.

La movimentazione dei contributi aventi assunto carattere di certezza ed iscritti tra le altre passività correnti è stata la seguente.

	31 dicembre 2009 (€)	31 dicembre 2008 (€)
Saldo al 1 gennaio 2009	**1.272.869**	**1.426.488**
Ricevuti nell'esercizio	–	–
Riconosciuti a conto economico	(153.619)	(153.619)
Saldo al 31 dicembre 2009	**1.119.250**	**1.272.869**

La tabella seguente riepiloga l'analisi delle scadenze dei debiti.

Per quanto riguarda i debiti verso fornitori terzi viene proposta l'analisi per i debiti iscritti a fronte di fatture registrate, mentre per gli importi relativi a fatture e note di credito da ricevere la previsione delle scadenze non risulta determinabile fino al momento di emissione del documento da parte dei fornitori stessi.

Tali debiti sono pertanto esclusi dall'analisi sottostante, come altresì gli acconti versati ai fornitori.

Inoltre, per quanto riguarda le altre passività correnti verso terzi sono esclusi dall'analisi per scadenza i risconti, le poste fiscali e previdenziali e i debiti verso dipendenti.

Si segnala inoltre che gli altri debiti verso terzi includono i debiti verso gli amministratori, pari a € 1.183.000, che verranno liquidati nel 2010.

Le condizioni di pagamento applicate dai fornitori sono prevalentemente 90 giorni data fattura fine mese per gli acquisti di beni e 60 giorni data fattura fine mese per i servizi.

31 dicembre 2009	Debiti verso fornitori (€)	Debiti commerciali verso parti correlate (€)	Altri debiti verso terzi (€)	Altri debiti verso parte correlate (€)	Totale (€)
A vista	16.989.509	123.357	-	16.579	17.129.445
Entro 1 anno	30.976.181	8.316.553	1.271.761	6.277	40.570.772
Da 1 a 2 anni	334.507	–	–	–	334.507
Da2 a 5 anni	–	–	–	–	–
Più di 5 anni	–	–	–	–	–
	48.300.197	8.439.910	1.271.761	22.856	58.034.724
Debiti non rilevanti ai fini dell'analisi per scadenza	7.937.492	–	8.369.560	40.507	16.347.559
Totale	**56.237.689**	**8.439.910**	**9.641.321**	**63.363**	**74.382.283**

31 dicembre 2008	Debiti verso fornitori (€)	Debiti commerciali verso parti correlate (€)	Altri debiti verso terzi (€)	Altri debiti verso parte correlate (€)	Totale (€)
A vista	18.323.227	23.303	–	3.919	18.350.449
Entro 1 anno	29.288.148	8.112.602	1.454.297	82.806	38.937.853
Da 1 a 2 anni	120.331	–	–	–	120.331
Da 2 a 5 anni	–	–	–	–	–
Più di 5 anni	–	–	–	–	–
	47.731.706	**8.135.905**	**1.454.297**	**86.725**	**57.408.633**
Debiti non rilevanti ai fini dell'analisi per scadenza	14.583.505	–	8.529.521	15.795	23.128.821
Totale	**62.315.211**	**8.135.905**	**9.983.818**	**102.520**	**80.537.454**

35. Debiti per imposte

La voce risulta così composta.

	31 dicembre 2009 (€)	31 dicembre 2008 (€)
Debito per IRAP	–	357.817
Imposta di fabbricazione sull'alcool	1.862.373	1.500.233
Ritenute e tasse diverse	1.257.580	871.864
Debiti verso parti correlate	9.683.429	5.552.150
	12.803.382	**8.282.064**

Le ritenute esposte sono correlate alle retribuzioni, liquidazioni e su fatture fornitori del mese di dicembre.

I debiti in questione sono tutti scadenti entro 12 mesi.

Per quanto riguarda i debiti verso parti correlate, si rimanda alla nota 40 – Parti correlate.

36. Piano di *stock option*

La Società ha in essere piani di *stock option* deliberati nel corso degli anni, disciplinati sostanzialmente dal piano quadro approvato dall'assemblea degli azionisti il 2 maggio 2001, che prevede l'attribuzione di opzioni per l'acquisto di azioni sia a soggetti legati da un rapporto di lavoro dipendente sia ad amministratori che a soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo.

Scopo dell'offerta è di offrire ai beneficiari, che nell'ambito del Gruppo ricoprono posizioni di particolare rilevanza, la possibilità di partecipare al capitale di Davide Campari-Milano S.p.A., per allineare i loro interessi a quelli degli azionisti e per fidelizzarli in vista degli obiettivi strategici da realizzare.

I destinatari del piano sono soggetti legati da un rapporto di lavoro dipendente, amministratori e/o soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo, così come individuati dal Consiglio di Amministrazione di Davide Campari-Milano S.p.A., che alla data di delibera del piano e sino al momento dell'esercizio delle opzioni siano stati ininterrottamente dipendenti e/o amministratori e/o collaboratori di una o più delle società del Gruppo.

Successivamente al 2001, nel corso di ogni esercizio sono state deliberate ulteriori attribuzioni di *stock option*, anch'esse disciplinate dal piano quadro approvato dall'assemblea degli azionisti il 2 maggio 2001. Le facoltà di esercizio originariamente previste differivano nelle singole attribuzioni e prevedevano finestre per il possibile esercizio.

Nel 2009, il Consiglio d'Amministrazione della Capogruppo ha deliberato una variazione del periodo di esercizio, prevedendo la possibilità di esercizio anche parziale, in qualsiasi giorno di borsa aperta nell'ambito del periodo di esercizio previsto per ciascun piano.

Per quanto riguarda i piani del 2004 per i quali il periodo di esercizio è stato allungato, si segnala che ciò ha comportato un allungamento del *vesting period* che ha determinato un incremento del costo figurativo per *stock option* pari complessivamente a €721.677, di cui €436.289 di competenza della Società, mentre la rimanente quota di competenza delle società controllate.

Infine, con delibera del Consiglio d'Amministrazione del 6 agosto 2009, la Società ha assegnato nuove attribuzioni di *stock option*, anch'esse disciplinate dal piano quadro approvato dall'assemblea degli azionisti il 2 maggio 2001.

Il numero di diritti concessi è stato pari a 1.162.401, per l'acquisto di altrettante azioni a un prezzo medio di assegnazione di €5,98 pari alla media ponderata del prezzo di borsa del mese precedente al giorno in cui le opzioni sono state attribuite.

Il *fair value* delle opzioni concesse nel corso del 2009 è di €1,85, determinato applicando il modello Black-Scholes, applicando le seguenti ipotesi:

	2009	2008
Dividendi attesi (€)	0,11	0,11
Volatilità attesa (%)	26%	19%
Volatilità storica (%)	26%	23%
Tasso di interesse di mercato	2,80%	3,50%
Vita attesa opzioni (anni)	4,02	6,04
Prezzo di esercizio (€)	5,98	5,69

	Prezzo medio di esercizio (€)
Assegnazioni 2004	3,99
Assegnazioni 2005	6,20
Assegnazioni 2006	7,66
Assegnazioni 2007	7,74
Assegnazioni 2008	5,69
Assegnazioni 2009	5,98

La tabella che segue mostra l'evoluzione dei piani di *stock option* nei periodi considerati.

	31 dicembre 2009		31 dicembre 2008	
	azioni	Prezzo medio di assegnazione/ esercizio (€)	azioni	Prezzo medio di assegnazione/ esercizio (€)
Diritti esistenti all'inizio del periodo	18.250.940	5,89	11.047.120	5,38
Diritti concessi nel periodo	1.162.401	7,06	7.703.905	5,69
(Diritti annullati nel periodo)	(181.835)	5,97	(500.085)	7,39
(Diritti esercitati nel periodo) (*)	(1.685.627)	4,10		
(Diritti scaduti nel periodo)				
Diritti esistenti alla fine del periodo	17.545.879	5,67	18.250.940	5,89
di cui esercitabili alla fine del periodo	3.408.763	4,28		

(*) il prezzo medio di mercato alla data di esercizio è di stato di €6,99.

I diritti esistenti alla fine del periodo, per piani assegnati a persone che prestano la propria attività in Davide Campari-Milano S.p.A., sono pari a 9.017.264.

La vita media residua delle opzioni esistenti al 31 dicembre 2009 è di 4,02 anni (3,44 anni al 31 dicembre 2008).

L'intervallo dei valori dei prezzi di esercizio di queste opzioni è compreso tra €3,98 e €7,97.

Il *fair value* medio delle opzioni concesse durante l'esercizio è di €1,85 (€1,09 nel 2008).

Il *fair value* delle *stock option* è rappresentato dal valore dell'opzione determinato applicando il modello Black-Scholes, che tiene conto delle condizioni di esercizio del diritto, del valore corrente dell'azione, della volatilità attesa e del tasso privo di rischio.

La volatilità è stata stimata con l'ausilio dei dati forniti da un *provider* di informazioni di mercato, e condivisi con un primario istituto di credito, e corrisponde alla stima della volatilità del titolo nel periodo coperto dal piano.

Questa stima è dovuta al fatto che non esiste una volatilità storica di durata pari al periodo del piano in oggetto.

Davide Campari-Milano S.p.A. possiede azioni proprie da destinarsi al piano di *stock option.*

La tabella che segue mostra la movimentazione delle azioni proprie nei periodi considerati.

	azioni proprie		Prezzo di acquisto (€)	
	2009	2008	2009	2008
Saldo al 1 gennaio	**1.940.747**	**1.044.454**	**11.519.923**	**7.009.748**
Acquisti	2.199.000	896.293	13.373.833	4.510.175
Vendite	(1.685.627)		(10.392.118)	
Saldo al 31 dicembre	**2.454.120**	**1.940.747**	**14.501.638**	**11.519.923**
% sul capitale sociale	0,85%	0,67%		

Per quanto riguarda le informazioni relative ai piani di *stock option* assegnati agli amministratori e direttori generali, si rimanda alla nota 40 – Parti correlate.

37. Strumenti finanziari – Informazioni integrative

Di seguito si espone il valore al quale sono rilevate le singole categorie di attività e passività finanziarie detenute dalla Società.

31 dicembre 2009	Finanziamenti e e crediti (€)	Passività finanziarie al costo ammortizzato (€)	Derivati di copertura (€)
Disponibilità liquide e mezzi equivalenti	10.851.608		
Crediti finanziari correnti	39.553.252		
Altre attività finanziarie non correnti	42.037.200		
Crediti commerciali	61.497.507		
Altri crediti	16.291.661		
Debiti verso banche		(64)	
Debiti per *leasing* immobiliare		(9.622.920)	
Prestiti obbligazionari		(549.996.487)	
Ratei su prestiti obbligazionari		(8.330.414)	
Altre passività finanziarie		(335.142.567)	
Debiti commerciali		(64.677.599)	
Altri debiti		(9.704.684)	
Attività correnti per derivati di copertura			1.152.867
Passività non correnti per derivati di copertura			(55.337.665)
Totale	**170.231.228**	**(977.474.735)**	**(54.184.798)**

31 dicembre 2008	Finanziamenti e e crediti (€)	Passività finanziarie al costo ammortizzato (€)	Derivati di copertura (€)
Disponibilità liquide e mezzi equivalenti	14.088.637		
Crediti finanziari correnti	39.389.307		
Altre attività finanziarie non correnti	2.117.962		
Crediti commerciali	52.036.811		
Altri crediti	28.147.696		
Debiti verso banche		(67)	
Debiti per *leasing* immobiliare		(12.883.499)	
Prestiti obbligazionari		(221.564.328)	
Ratei su prestiti obbligazionari		(4.457.951)	
Altre passività finanziarie		(386.388.823)	
Debiti commerciali		(70.451.116)	
Altri debiti		(10.164.235)	
Passività non correnti per derivati di copertura			(20.516.260)
Passività correnti per derivati di copertura			(1.878.865)
Totale	**135.780.413**	**(705.910.019)**	**(22.395.125)**

Fair value delle attività e passività finanziarie

Si espone di seguito un raffronto per ogni classe di attività e passività finanziaria, tra il *fair value* della categoria e il corrispondente valore in bilancio.

Il metodo usato nella determinazione del *fair value* è stato il seguente:

- per le attività e passività finanziarie che sono liquide o hanno una scadenza molto prossima, si suppone che il valore contabile approssimi il valore equo; questa ipotesi si applica anche per i depositi a termine, i titoli a pronto smobilizzo e gli strumenti finanziari a tasso variabile;
- per la valutazione del *fair value* degli strumenti di copertura si è ricorso all'utilizzo di modelli di valutazione utilizzando parametri di mercato;
- il *fair value* dei debiti finanziari non correnti è stato ottenuto mediante l'attualizzazione di tutti i flussi finanziari futuri, alle condizioni in essere alla fine dell'esercizio.

Per quanto riguarda le poste commerciali e di altri crediti e debiti, il *fair value* è pari al valore contabile; non vengono pertanto esposti nella tabella sottostante.

	Valore di bilancio		*Fair value*	
	31 dicembre 2009 (€)	31 dicembre 2008 (€)	31 dicembre 2009 (€)	31 dicembre 2008 (€)
Cassa e disponibilità presso banche	10.851.608	14.088.637	10.851.608	14.088.637
Crediti finanziari verso imprese controllate per tesoreria centralizzata	39.460.290	39.389.307	39.460.290	39.389.307
Crediti finanziari verso altre imprese	42.130.162	2.117.962	42.130.162	2.117.962
Rateo interessi su prestiti obbligazionari	1.152.867	–	1.152.867	–
Attività finanziarie	**93.594.927**	**55.595.906**	**93.594.927**	**55.595.906**
Debiti verso banche	64	67	64	67
Debiti per *leasing* immobiliare	9.622.920	12.883.499	9.622.920	12.051.027
Prestito obbligazionario in USD	207.237.455	221.564.328	190.691.078	214.639.740
Prestito obbligazionario in €	342.759.032	–	344.243.032	–
Rateo interessi su prestiti obbligazionari	8.330.414	4.457.951	8.330.414	4.457.951
Rateo su strumenti di copertura su prestiti obbligazionari	–	1.878.865	–	1.878.865
Derivati di copertura	55.337.665	20.516.260	55.337.665	20.516.260
Debiti finanziari verso imprese controllate	334.062.131	385.155.088	334.062.113	385.155.088
Altri finanziamenti	1.080.435	1.233.735	1.080.435	1.233.735
Passività finanziarie	**958.430.116**	**647.689.793**	**943.367.721**	**639.932.733**

Fair value – gerarchia

La Società stipula strumenti finanziari derivati con diverse banche aventi *rating* primario.

I derivati, valutati utilizzando tecniche che si basano sui dati di mercato, sono principalmente *swap* sui tassi d'interesse.

Le tecniche di valutazione applicate con maggior frequenza includono i modelli di '*swap*', che utilizzano i calcoli del valore attuale. I modelli incorporano diversi input inclusi la qualità di credito della controparte, la volatilità dei mercati, i cambi a pronti e *forward*, i tassi d'interesse attuali e *forward*.

La seguente tabella analizza la gerarchia degli strumenti finanziari valutati a *fair value*, in base alle tecniche di valutazione utilizzate:

- livello 1: le tecniche di valutazione utilizzano prezzi quotati su un mercato attivo per le attività o le passività soggette alla valutazione;
- livello 2: le tecniche di valutazione considerano input diversi dalle quotazioni precedenti, ma comunque osservabili direttamente o indirettamente sul mercato;

- livello 3: le tecniche usate utilizzano input che non si basano su dati di mercato osservabili.

	31 dicembre 2009	Livello 1 (€)	Livello 2 (€)	Livello 3 (€)
Attività valutate al *fair value*:				
Ratei interessi su *swap* prestiti obbligazionari	1.152.867		1.152.867	
Passività valutate al *fair value*:				
Interest rate e *currency swap* su prestito obbligazionario (US$)	51.933.778		51.933.778	
Interest rate swap su prestito obbligazionario (Eurobond)	3.403.887		3.403.887	

Attività di copertura

Strumenti derivati di copertura
La Società ha in essere diversi strumenti derivati, a copertura sia del valore equo degli strumenti sottostanti che dei flussi di cassa.

Nella tabella sottostante si espone il *fair value* di questi strumenti derivati, rilevati come attività o passività.

	31 dicembre 2009		31 dicembre 2008	
	Attività (€)	Passività (€)	Attività (€)	Passività (€)
Interest rate e *currency swap* su prestito obbligazionario (US$)		(53.817.672)		(40.009.442)
Interest rate swap su prestito obbligazionario (Eurobond)		(3.403.887)		
Ratei interessi su *swap* prestito obbligazionario	1.152.867		–	(1.878.865)
Derivati a copertura di valore equo	1.152.867	(57.221.559)	–	(41.888.307)
Interest rate swap su prestito obbligazionario (US$)		1.883.894		19.493.182
Interest rate swap su prestito obbligazionario (Eurobond)				
Derivati a copertura di flussi di cassa	–	1.883.894	–	19.493.182
Totale derivati	**1.152.867**	**(55.337.665)**	**–**	**(22.395.125)**

Derivati a copertura del fair value

La Società ha in essere i seguenti contratti, che soddisfano la definizione di strumenti di copertura in base a quanto richiesto dallo IAS 39.

- *Cross currency swap* su prestito obbligazionario (US$)

  Alla data del presente bilancio è in essere un *cross currency swap* sui cambi di complessivi nozionali US$ 300 milioni sul prestito obbligazionario denominato in USD.

  Tale strumento ha le medesime scadenze del debito sottostante.

  La valutazione del derivato viene fatta a *fair value* e le relative variazioni sono rilevate a conto economico; avendo stabilito l'efficacia delle operazioni di copertura, l'utile o la perdita sull'elemento coperto attribuibile al rischio coperto rettifica il valore contabile del debito sottostante e viene rilevato anch'esso immediatamente nel conto economico.

Al 31 dicembre 2009 il *cross currency swap* ha un *fair value* negativo di €53.817.672, esposto tra le passività finanziarie non correnti.

La variazione del *fair value* di detti strumenti rilevata a conto economico dell'esercizio 2009 è negativa per €13.808.230. L'utile registrato sullo strumento coperto è pari a €14.358.253.

- *Interest rate swap* su prestito obbligazionario (Eurobond)

  Lo strumento di copertura negoziato nel corso dell'esercizio comporta il pagamento di tassi variabili (Euribor 6 mesi in *arrears* + 210 *basis point*) su un debito sottostante di €250 milioni.

  La valutazione al 31 dicembre 2009 di tale strumento rappresenta una passività di €3.403.887; le variazioni rilevate a conto economico sono riferite alle variazioni di *fair value* dello *swap*, pari a una perdita €3.403.887 e alla correlata variazione del debito sottostante, per un utile di €2.560.247.

Si riepilogano di seguito complessivamente gli utili e le perdite su strumenti di copertura e su strumenti coperti per quanto riguarda tutte le coperture di *fair value*, corrispondenti al *cross currency swap* e *interest rate swap* sopra commentati.

	31 dicembre 2009 (€)	31 dicembre 2008 (€)
Utili sullo strumento di copertura – prestito obbligazionario US$ 300.000.000	–	37.512.745
Perdite sullo strumento di copertura – prestito obbligazionario US$ 300.000.000	(13.808.230)	–
Perdite sullo strumento di copertura – prestito obbligazionario €350.000.000	(3.480.237)	–
Totale utili (perdite) su strumento di copertura	**(17.288.467)**	**37.512.745**
Utili sullo strumento coperto – prestito obbligazionario US$ 300.000.000	14.358.253	–
Utili sullo strumento coperto – prestito obbligazionario. €350.000.000	2.560.247	–
Perdite sullo strumento coperto – prestito obbligazionario US$ 300.000.000	–	(33.079.274)
Totale utili (perdite) su strumento coperto	**16.918.500**	**(33.079.274)**

Gli oneri sullo strumento di copertura, complessivamente pari a €17.288.467, includono altresì l'effetto economico del riversamento delle riserve di *cash flow hedge*, pari a un provento di €878.495, relativamente alla copertura del prestito obbligazionario in Dollari USA, e pari a un onere di €76.350, relativamente alla copertura del prestito obbligazionario in Euro.

Tale riversamento a conto economico delle riserve di *cash flow hedge* è determinato dai flussi finanziari oggetto di copertura, manifestatisi nel periodo, e dettagliati di seguito.

Derivati a copertura dei flussi finanziari

La Società ha in essere i seguenti contratti che consentono una copertura dei propri flussi finanziari.

- *Interest rate swap* su prestito obbligazionario della Capogruppo (US$)

  La Società ha in essere diversi *interest rate swap*, che comportano il pagamento di un tasso fisso medio del 4,25% (i tassi sono compresi tra 4,03% e 4,37%) su sottostanti totali di US$ 50 milioni (scadenza 2015) e di US$ 150 milioni (scadenza 2018).

  Avendo la copertura soddisfatto i requisiti di efficacia, è stata iscritta un'apposita riserva di patrimonio netto, pari a un'attività, per un valore lordo di €1.883.894.

  In base a quanto disposto dallo IAS 39, la riserva di *cash flow hedging* relativa a questi contratti si riverserà a conto economico nelle stesse scadenze dei flussi finanziari correlati al debito.

  Nell'esercizio, un onere non realizzato di €16.730.793 è stato rilevato nella riserva stessa, unitamente al correlato effetto fiscale differito pari a €4.600.968.

  Peraltro, il realizzarsi dei flussi finanziari oggetto della copertura, ha generato il relativo riversamento della riserva di *cash flow hedge*, rilevando un impatto positivo di conto economico del periodo, pari a €878.495.

- *Interest rate swap* su prestito obbligazionario della Capogruppo (Eurobond)

  In prossimità dell'erogazione del prestito obbligazionario emesso nell'esercizio, la Società ha negoziato delle coperture di tassi di interesse.

  Alla data di quotazione del prestito, per effetto delle variazioni intercorse negli andamenti dei tassi, tale contratto ha comportato un onere finanziario pari a €2.998.000, iscritto a patrimonio netto.

  Tale riserva sarà rilasciata a conto economico con i flussi finanziari generati dal debito sottostante. Nel 2009 l'effetto riversato a conto economico è di €76.350.

Di seguito si riporta uno scadenziario indicante, al 31 dicembre 2009, i periodi in cui i flussi di cassa derivanti dalla coperture sopra descritte sono attesi.

Si precisa che l'analisi include i flussi derivanti dagli *interest rate swap* della Capogruppo che comportano il pagamento di tassi di interesse fissi sul prestito obbligazionario del 2003 (US$).

Tali flussi riguardano solo gli interessi e non sono stati attualizzati.

31 dicembre 2009	entro l'anno (€)	1-5 anni (€)	oltre 5 anni (€)	totale (€)
Flussi di cassa in uscita	11.116.187	44.464.746	38.983.233	94.564.166
Flussi di cassa in entrata	9.590.498	38.361.992	33.695.038	81.647.527
Flussi netti	–1.525.689	–6.102.755	–5.288.195	–12.916.638

31 dicembre 2008	entro l'anno € / 000	1-5 anni € / 000	oltre 5 anni € / 000	totale € / 000
Flussi di cassa in uscita	5.542.777	22.171.109	22.232:373	49.946.260

I movimenti complessivi della riserva di *cash flow hedging* e delle imposte differite ad essa connesse sono i seguenti:

	Riserva *cash flow hedge* prestito obbligazionario 2003 (€)	Relativo effetto fiscale prestito obbligazionario 2003 (€)	Riserva *cash flow hedge* prestito obbligazionario 2009 (€)	Relativo effetto fiscale prestito obbligazionario 2009 (€)	Riserva al netto dell'effetto fiscale (€)
Saldo al 1 gennaio 2009	**19.493.183**	**(5.360.626)**	**–**	**–**	**14.132.557**
Adeguamento del periodo	(16.730.793)	–	–	–	(16.730.793)
Costituzione riserva	–	–	(2.998.000)	–	(2.998.000)
Reversal del periodo	(878.495)	–	76.350	–	(802.145)
Imposte differite (attive e passive)	–	4.600.968	–	803.453	5.404.421
Utilizzo imposte differite a conto economico	–	241.586	–	–	241.586
Saldo al 31 dicembre 2009	**1.883.895**	**(518.072)**	**(2.921.650)**	**803.453**	**(752.374)**

	Riserva cash flow hedge prestito obbligazionario 2003 (€)	Effetto fiscale prestito obbligazionario 2003 (€)	Riserva al netto dell'effetto fiscale (€)
Saldo 1 gennaio 2008	**13.873.350**	**(3.815.171)**	**10.058.179**
Adeguamento del periodo	6.491.271	(1.785.100)	4.706.171
Reversal del periodo	(871.439)	239.646	(631.793)
Saldo al 31 dicembre 2008	**19.493.182**	**(5.360.625)**	**14.132.557**

38. Natura e entità dei rischi derivanti dagli strumenti finanziari

Rischio di credito

Per quanto riguarda le transazioni commerciali, Davide Campari–Milano S.p.A. opera prevalentemente con società del Gruppo.

I crediti verso terzi derivano principalmente dalla vendita di mosti e vinacce, correlata alle attività di vendemmia, per quanto riguarda Cinzano e Riccadonna e il credito derivante dalla vendita a C&C International Ltd. di beni prodotti in forza di un contratto di licenza di produzione.

I crediti sono sostanzialmente accesi in Euro.

A seguito delle considerazioni descritte, la Società non è sostanzialmente esposta a rischio di credito.

Rischio di liquidità

L'elevata capacità di generare cassa tramite le proprie attività operative consente alla Società di ridurre il rischio di liquidità, inteso come difficoltà a reperire fondi per far fronte al regolamento delle proprie passività finanziarie.

Peraltro, la Società gestisce tramite la tesoreria centralizzata i flussi finanziari con le società controllate italiane, regolati a tassi di mercato, più ampiamente descritti nella nota 40 – Parti correlate.

Di seguito è esposta l'informativa dettagliata in merito ai debiti e alle passività finanziarie, iscritti nel bilancio al 31 dicembre 2009, comparati con l'esercizio precedente.

La presente tabella riepiloga il profilo per scadenza delle passività finanziarie al 31 dicembre 2009, basato sugli obblighi contrattuali di rimborso, inclusi interessi, non attualizzati.

Vengono esposti i periodi di manifestazione dei flussi finanziari.

31 dicembre 2009	A vista (€)	Entro 1 anno (€)	Da 1 a 2 anni (€)	Da 2 a 5 anni (€)	Più di 5 anni (€)	Totale (€)
Passività finanziarie						
Debiti verso banche	–	64	–	–	–	64
Debiti finanziari verso controllate	–	313.848.213	–	–	20.000.000	333.848.213
Prestito obbligazionario	–	9.434.879	9.434.879	28.304.637	241.714.108	288.888.503
Strumenti derivati su prestito obbligazionario	–	(317.166)	301.363	3.567.805	54.066.516	57.618.518
Eurobond	–	14.890.006	17.279.714	58.984.159	393.438.440	484.592.319
Debiti per *leasing* immobiliare	–	3.494.757	3.494.757	3.036.229	–	10.025.743
Finanziamento agevolato Ministero industria	–	196.344	196.344	589.032	196.344	1.178.064
Flussi netti previsti	**–**	**341.547.097**	**30.707.057**	**94.481.862**	**709.415.408**	**1.176.151.424**

31 dicembre 2008	A vista (€)	Entro 1 anno (€)	Da 1 a 2 anni (€)	Da 2 a 5 anni (€)	Più di 5 anni (€)	Totale (€)
Passività finanziarie						
Debiti verso banche	–	67	–	–	–	67
Debiti finanziari verso controllate	–	365.155.088	–	–	20.000.000	385.155.088
Prestito obbligazionario	–	9.765.036	9.765.036	29.295.107	250.172.451	298.997.629
Strumenti derivati su prestito obbligazionario	–	(629.395)	(1.721.398)	1.138.470	48.477.055	47.264.731
Debiti per *leasing* immobiliare	–	3.496.927	3.494.757	6.530.986	–	13.522.670
Finanziamento agevolato Ministero industria	–	196.344	196.344	589.032	392.689	1.374.409
Flussi netti previsti	**–**	**377.984.067**	**11.734.738**	**37.553.595**	**319.042.195**	**746.314.594**

I debiti verso banche, sia per conti correnti che per le linee di credito accese, rappresentano il saldo passivo della gestione della liquidità, diminuito in misura significativa rispetto all'esercizio precedente.

Peraltro, la Società ha contratto finanziamenti passivi con società controllate, regolati ai tassi di mercato.

Rischi di mercato

- Rischio di tasso di interesse

Le passività finanziarie, a eccezione dei prestiti obbligazionari, sono accese a tassi variabili.

Per quanto riguarda i prestiti obbligazionari, come precedentemente descritto, la Società ha provveduto a convertire gli strumenti finanziari a lungo termine emessi a un tasso fisso, e quindi esposti al rischio sul *fair value*, in debiti a tasso variabile tramite un *interest rate swap.*

Peraltro, a seguito del mutato andamento dei tassi d'interesse, sia in area Euro che in area Dollaro USA, la Società ha ricondotto parte del debito denominato in Euro a un tasso fisso ancorché con decorrenza luglio 2008 e luglio 2009 (importo e tasso negoziato), tramite strumenti di *interest rate swap forward starting.*

Di fatto quindi la società è esposta al rischio di oscillazioni dei tassi.

Analisi di sensitività

La seguente tabella mostra la sensitività a una possibile variazione dei tassi d'interesse, tenendo costanti tutte le altre variabili della Società.

Le ipotesi assunte in termini di una variazione ragionevolmente possibile dei tassi sono basate su una analisi dell'andamento degli stessi alla data di bilancio.

Gli effetti sul conto economico sono gli effetti di un intero esercizio nell'ipotesi di variazione dei tassi, calcolati sulle attività finanziarie del Gruppo e sulle passività finanziarie a tasso variabile.

Per quanto riguarda le passività finanziarie a tasso fisso, coperte da *interest rate swap,* la variazione dell'attività compensa la variazione del debito sottostante, con effetto praticamente nullo a conto economico.

L'impatto a conto economico è esposto al netto delle imposte.

31 dicembre 2009	Conto economico	
Incremento/decremento dei tassi in basis point	Aumento tassi interesse	Diminuzione tassi interesse
Euribor +/– 10 basis point	(243.600)	243.600

31 dicembre 2008	Conto economico	
Incremento/decremento dei tassi in basis point	Aumento tassi interesse	Diminuzione tassi interesse
Euribor +/– 260 basis point	(227.974)	227.974

- Rischio di cambio

La Società ha in essere un prestito obbligazionario in Dollari USA, a fronte del quale sono stati posti in essere strumenti derivati a copertura del *fair value*, che garantiscono la copertura dal rischio cambio.

La relativa analisi di sensitività porta ad un impatto nullo sul conto economico, in quanto una variazione del tasso di cambio generante un effetto positivo o negativo sul *fair value* del derivato produrrebbe sul sottostante un uguale effetto di segno contrario.

Inoltre, al 31 dicembre 2009 non risultano iscritte significative poste di credito e debito esposti a rischio di cambio.

39. Impegni e rischi

Di seguito vengono riportati gli ammontari dovuti dalla Società negli esercizi futuri per contratti di locazione operativa su beni mobili.

Pagamenti minimi futuri	31 dicembre 2009 (€)	31 dicembre 2008 (€)
Entro un anno	1.405.026	1.382.464
Tra uno e cinque anni	1.748.233	1.197.520
Oltre cinque anni	–	–
	3.153.259	**2.579.984**

I contratti di locazione operativa sono relativi ad autovetture per €1.160.718, a *hardware* per €1.332.000, a fotocopiatrici per €269.312 e ad attrezzature impiantistiche e di servizi generali per le unità produttive per €391.229.

L'impegno relativo al contratto di *leasing* finanziario relativamente al complesso immobiliare e industriale di Novi Ligure prevede i seguenti pagamenti minimi futuri; si espone inoltre il raccordo tra questi e il loro valore attuale.

	31 dicembre 2009	
	Pagamenti minimi futuri (€)	Valore attuale dei pagamenti futuri (€)
Entro un anno	3.494.151	3.277.444
Tra uno e cinque anni	6.489.930	6.345.476
Totale pagamenti minimi	9.984.081	9.622.920
Oneri finanziari	(361.161)	–
Valore attuale dei pagamenti minimi futuri	9.622.920	9.622.920

Gli altri impegni assunti dalla Società per acquisti di beni o servizi sono i seguenti.

	31 dicembre 2009					
	Cespiti (€)	Acquisti materie prime (€)	Sponsorizzazioni (€)	Locazione (€)	Altri (€)	Totale (€)
Entro un anno	1.709.484	16.077.000	1.724.138	1.090.346	39.035.309	59.636.277
Tra uno e cinque anni		36.571.000	5.172.414			41.743.414
	1.709.484	**52.648.000**	**6.896.552**	**1.090.346**	**39.035.309**	**101.379.691**

Gli impegni contrattuali relativi a immobilizzazioni materiali si riferiscono principalmente per €620.427 al contratto per la costruzione del nuovo magazzino prodotti finiti a Novi Ligure, per €495.007 alla predisposizione dei locali per il museo Campari, a implementazioni per la gestione di processi manageriali per €466.550 e altri impegni residuali per €127.500.

Gli acquisti di materie prime si riferiscono a impegni per acquisti di vino e uve per i prodotti Cinzano.

Le locazioni sono riferite all'accordo d'indennità di occupazione della *ex* sede della Società, in scadenza nel 1 quadrimestre 2010.

Le sponsorizzazioni si riferiscono all'impegno contrattuale con la Dorna Sport per il campionato mondiale motociclismo.

La voce altri accoglie una stima degli impegni contrattuali in essere per l'acquisto di materiali di abbigliaggio, merci, materiali di manutenzione e sussidiari, nonché servizi correlati all'attività delle unità produttive della Società.

Fidejussioni a terzi	31 dicembre 2009 (€)
Kaloyiannis-Koutsikos Distilleries S.A. – a garanzia linee di credito	10.300.000
Campari Austria Gmbh – a garanzia linee di credito	27.000
CJSC 'Odessa Sparkling Wine Company' – a garanzia linee di credito	1.700.000
Campari Australia PTY Ltd. – a garanzia linee di credito	218.641
Belfor Italia – a garanzia pagamento saldo lavori a Crodo	972.000
Dogana di Milano – a garanzia accise gravanti su merce nel deposito fiscale	6.150.000
Dogana di Milano – a garanzia autorizzazione acquisto contrassegni – Massalengo	9.800.000
Dogana di Milano – a garanzia pagamento accise su prodotti alcoolici – Massalengo	4.800.000
Dogana di Milano – a garanzia prodotti alcoolici in sospensione d'accisa – Massalengo	400.000
Dogana di Ancona – a garanzia accise gravanti su merce nel deposito fiscale	500.000
Agenzia delle Dogane Regione Piemonte – per ritiro e detenzione contrassegni di Stato	3.000.000
Agenzia delle Dogane Regione Piemonte – per circolazione contrassegni di Stato in UE ed extraUE	5.800.000
Agenzia delle Dogane Regione Piemonte – a garanzia accise su contrassegni	3.300.000
Direzione Comp. Dogane Piemonte – a garanzia accise su prodotti in regime sospensivo	80.000
Regione Piemonte – a garanzia ripristino luoghi di ricerca acque minerali	1.033
Agenzia delle Dogane Alessandria – a garanzia accise gravanti su prodotti	2.000.000
Agenzia delle Dogane Alessandria – a garanzia servizi doganali resi	10.000
Agenzia delle Dogane Alessandria – procedura domiciliazione c/o stabilimento di Novi Ligure	10.330
Agenzia delle Dogane Alessandria – a garanzia accise su prodotti alcolici Novi Ligure	3.000.000
Agenzia delle Dogane Alessandria – a garanzia accise su prodotti spediti in UE – stabilimento di Novi Ligure	2.300.000
Ufficio Dogane di Cuneo – a garanzia diritti doganali	1.000
Agenzia delle Dogane Cuneo – a garanzia accise su prodotti nel deposito fiscale di Canale	3.600.000
Direzione Comp. Dogane Torino – a garanzia accise su prodotti in UE	300.000
Circoscrizione Dogana di Cuneo – a garanzia pagamento diritti doganali	200.000
Regione Lombardia – canone concessione pozzi presso stabilimento di Sesto S.G.	4.387
Comune di Crodo – a garanzia realizzazione lavori c/o località Molinetto	3.451
Ministero delle Attività Produttive – a garanzia titolo di esportazione	270.335
Ministero Commercio Internazionale – a garanzia titolo di esportazione	251.750
Snam – a garanzia pagamento bollette metano	41.316
A.N.A.S. – a copertura lavori su strada statale n. 659 del Piemonte	2.066
Geico Nord – a garanzia pagamento forniture gas	20.658
Comune di Sesto S.Giovanni–a garanzia oneri di urbanizzazione nuovi uffici a Sesto	200.000
Comune di Sesto S.Giovanni–a garanzia contributo aggiuntivo urbanizzazione stimato	2.434.762
Comune di Sesto S.Giovanni–a garanzia penale per edilizia convenzionata non ceduta in locazione	737.218
Royal Bank – garanzia su impegno assunto da Glen Grant Distillery per GBP 40.000	45.040
Azienda Autonoma Ferrovie dello Stato – a garanzia diritti doganali sullo zucchero	15.494
AGEA – a garanzia lavori per piano di ristrutturazione e riconversione dei vigneti	25.318
	62.521.799

Fidejussioni a società del Gruppo	31 dicembre 2009 €)
Campari Italia S.p.A. – a garanzia fidejussioni diverse a favore di terzi	1.673.735
Sella & Mosca S.p.A. – a garanzia fidejussioni diverse a favore di terzi	1.500.863
Sella & Mosca Commerciale S.r.l. – a garanzia fidejussioni diverse a favore di terzi	5.262
	3.179.860

Garanzie a terzi	31 dicembre 2009 (€)
Redfire, Inc. – a garanzia finanziamento *private placement* per US$ 170.000.000	89.634.972
Redfire, Inc. – a garanzia finanziamento *private placement* per US$ 250.000.000	180.287.273
Morgan Stanley SGR S.p.A. – a garanzia contratto locazione immobile di Via Filippo Turati 27 a Milano	706.250
Morgan Stanley SGR S.p.A. – a garanzia contratto locazione immobile di Via Filippo Turati 25 a Milano	36.592
	270.665.087

Tra le garanzie a terzi figura quella rilasciata da Davide Campari–Milano S.p.A. a fronte del collocamento di un *private placement* sul mercato statunitense destinato ai soli investitori istituzionali, emesso dalla società controllata Redfire Inc., per US$ 420.000.000.

40. Parti correlate

La Società è la Capogruppo.

La Società si è dotata di una procedura di comportamento per l'effettuazione di operazioni con parti correlate, così come definite dallo IAS 24, nonché dalle comunicazioni Consob in materia, allo scopo di monitorare e tracciare le informazioni necessarie, concernenti operazioni in cui amministratori e dirigenti abbiano un interesse proprio, nonché le operazioni con parti correlate al fine del loro controllo ed eventuale autorizzazione.

La procedura individua i soggetti tenuti a riferire le predette informazioni, definisce quali operazioni debbono divenire oggetto di comunicazione, e fissa i termini entro cui trasmettere le informazioni, precisandone il contenuto.

Le principali attività infragruppo, regolate a prezzi di mercato, si sono sviluppate attraverso rapporti contrattuali che in particolare hanno riguardato:

- la gestione delle partecipazioni;
- la regolazione dei flussi finanziari attraverso la tesoreria accentrata;
- la condivisione di servizi generali, amministrativi e legali;
- l'assistenza relativa ai servizi informatici;
- accordi di natura commerciale.

Risulta iscritto peraltro un rapporto di natura fiscale con la controllante indiretta, Fincorus S.p.A., a seguito dell'opzione esercitata per il regime del consolidato fiscale nazionale, disciplinato dagli articoli 117 e seguenti T.U.I.R., per gli esercizi 2007, 2008 e 2009.

A partire dal 1 gennaio 2008 la Società ha aderito al regime dell'I.V.A. di Gruppo, ai sensi dell'articolo 73 comma 3 del D.P.R. 633/72, in qualità di soggetto controllato.

La società controllante indiretta, che ha esercitato l'opzione per l'I.V.A. di Gruppo in qualità di controllante, è Fincorus S.p.A.

I crediti e i debiti che sorgono a seguito di tali rapporti di natura fiscale non sono fruttiferi di interessi.

Non è intervenuto nessun altro rapporto con le controllanti (dirette e/o indirette), né con le società da queste (direttamente e/o indirettamente) controllate, diverse dalle società del Gruppo.

Peraltro nel corso dell'esercizio non sono intervenuti accordi fuori bilancio così come previsto dall'articolo 2427, 1° comma, n. 22-*ter*, cod. civ. o altri atti, anche collegati tra loro, non risultanti dallo stato patrimoniale che possono esporre o generare per la Società benefici la cui conoscenza è utile per una valutazione della situazione patrimoniale e finanziaria e del risultato economico della stessa, nonchè del gruppo di appartenenza.

Inoltre, la Società non è soggetta ad attività di direzione e coordinamento, ai sensi dell'articolo 2497 e seguenti cod. civ., da parte di altre società, in quanto tutte le decisioni assunte, comprese quelle di carattere strategico, dagli organi gestionali sono prese in completa autonomia e indipendenza.

Per un maggior dettaglio relativamente ai rapporti con le società del Gruppo si rinvia a quanto contenuto nelle tabelle successive, nonché a quanto esplicitato nella relazione sulla gestione del bilancio consolidato.

Ai sensi della delibera Consob 15519 del 27 luglio 2006, viene presentato apposito schema di conto economico, in cui sono separatamente evidenziati i rapporti con parti correlate, come descritte dallo IAS 24.

I rapporti economici tra le parti correlate risultanti dal conto economico della Società, sono i seguenti.

	2009 (€)	2008 (€)
Vendite nette e costo del venduto	324.373.628	328.131.964
Pubblicità e promozioni	5.934.382	4.653.676
Costi di struttura	9.276.975	9.616.553
Dividendi	36.278.858	32.001.900
Proventi (oneri) finanziari netti	(7.051.893)	(17.672.007)
	368.811.950	**356.732.086**

Inoltre, di seguito sono evidenziati gli ammontari dei rapporti di natura commerciale e di natura finanziaria posti in essere con le parti correlate.

	Ricavi (€)	Costi (€)	Totale (€)
Campari Italia S.p.A.	293.322.373	(1.785.523)	291.536.851
Sella & Mosca Commerciale S.r.l.	6.916.587	(33.084)	6.883.503
Sella & Mosca S.p.A.	1.209.909	(748.888)	461.021
Zedda Piras S.p.A.	260.827	2.980	263.807
Turati Ventisette S.r.l.	–	(135)	(135)
Campari International S.A.M.	55.874.865	(482.459)	55.392.406
Campari Deutschland GmbH	38.538.515	(453.526)	38.084.989
Campari Argentina S.R.L.	39.800	–	39.800
Campari Austria GmbH	4.474.712	(7.293)	4.467.419
Campari Beijing Trading Co. Ltd.	17.664	(41)	17.623
Campari do Brasil Ltda.	2.076.171	(96)	2.076.075
Campari Finance Belgium S.A.	37.894	(6.116.831)	(6.078.938)
Campari France	24.543	(29.714.086)	(29.689.543)
Campari Schweiz A.G.	4.192.935	(35.693)	4.157.241
Société Civile du Domaine de Lamargue	9.863	379	10.242
DI.CI.E. Holding B.V.	189.919	(2.610.086)	(2.420.167)
Glen Grant Distillery Ltd.	129.190	(6.131.835)	(6.002.645)
Kaloyiannis-Koutsikos Distilleries S.A.	64.030	1.689	65.719
Prolera LDA	1.100.000	–	1.100.000
Redfire. Inc.	295.909	1.492.171	1.788.080
Skyy Spirits, LLC	6.417.274	(124.195)	6.293.079
Alicros S.p.A.	121.787	685	122.472
Destiladora San Nicolas, S.A. de C.V.	79.032	–	79.032
Rare Breed Distilling, LLC	138.638	–	138.638
M.C.S. S.p.r.l.	8.620	–	8.620
Campari Japan Ltd.	16.760	–	16.760
	415.557.815	**(46.745.865)**	**368.811.950**

Sono inoltre di seguito evidenziati gli ammontari dei rapporti economici con altri parti correlate.

Crediti finanziari verso parti correlate

	31 dicembre 2009 (€)	31 dicembre 2008 (€)
Crediti finanziari verso correlate	39.460.290	39.389.307

Crediti finanziari	Rateo per interessi (€)	Tesoreria (€)	Totale (€)
Sella & Mosca S.p.A.	63.476	21.298.860	21.362.336
Zedda Piras S.p.A.	32.720	11.411.960	11.444.680
Sella & Mosca Commerciale S.r.l.	19.604	6.633.670	6.653.274
	115.800	**39.344.490**	**39.460.290**

Attraverso la tesoreria accentrata vengono gestiti i flussi finanziari infragruppo, regolati a tassi di interesse di mercato (ovvero Euribor a tre mesi, rilevato il giorno precedente la fine di ciascun trimestre solare, maggiorato di uno *spread* che riflette le condizioni di mercato).

Crediti commerciali e altri crediti verso parti correlate

	31 dicembre 2009 (€)	31 dicembre 2008 (€)
Crediti commerciali verso correlate	59.474.661	50.405.654
Altri crediti verso correlate	9.365.213	11.789.748
Crediti verso parti correlate correnti	68.839.874	62.195.402
Altri crediti verso correlate	66.073	22.730
Crediti verso parti correlate non correnti	66.073	22.730
	68.905.947	**62.218.132**

	Commerciali (€)	Diversi (€)	IVA di gruppo (€)	Totale (€)
Campari Italia S.p.A.	34.149.778	1.941.123	4.755.194	40.846.095
Sella & Mosca Commerciale S.r.l.	2.829.887	41.151	213.130	3.084.168
Sella & Mosca S.p.A.	38.616	87.069	102.601	228.286
Zedda Piras S.p.A.	–	8.164	73.010	81.174
Fincorus S.p.A.	–	66.073	–	66.073
Alicros S.p.A.	–	1.276		1.276
Campari International S.A.M.	11.382.676	630.555	–	12.013.231
Campari Deutschland GmbH	8.568.636	86.092	–	8.654.728
Campari Argentina S.R.L.	–	155.132	–	155.132
Campari Austria GmbH	363.189	4.047	–	367.236
Campari Beijing Trading Co. Ltd.	–	46.316	–	46.316
Campari do Brasil Ltda.	505.481	36.648	–	542.129
Campari France	–	3.328	–	3.328
Campari Schweiz A.G.	850.413	177.785	–	1.028.198
Campari Finance Belgium S.A.	–	1.487	–	1.487
Campari Japan Ltd.	–	16.760	–	16.760
Société Civile du Domaine de Lamargue	–	25.222	–	25.222
DI.CI.E. Holding B.V.	19.876	35.050	–	54.926
Glen Grant Distillery Ltd.	697	91.986	–	92.683
Skyy Spirits, LLC	691.573	418.906	–	1.110.479
Redfire Inc.	–	25.120	–	25.120
Destiladora San Nicolas S.A. de C.V.	73.839	33.731	–	107.570
M.C.S. S.P.R.L.	–	193.367	–	193.367
Rare Breed Distilling	–	145.677	–	145.677
Kaloyiannis-Koutsikos Distilleries S.A.	–	15.286	–	15.286
	59.474.661	**4.287.351**	**5.143.935**	**68.905.947**

La posizione complessiva delle società italiane controllate da Davide Campari-Milano S.p.A. e della Capogruppo stessa, verso la controllante indiretta Fincorus S.p.A., a seguito del consolidato fiscale, è pari a un debito netto non fruttifero di interessi di €22.191.239, che include altresì crediti per €187.996 iscritti nelle altre attività non correnti sia della Società che delle società da questa controllate.

Debiti finanziari verso parti correlate

	31 dicembre 2009 (€)	31 dicembre 2008 (€)
Debiti finanziari correnti verso correlate	313.848.213	365.155.088
Debiti finanziari non correnti verso correlate	20.213.918	20.000.000
	334.062.131	**385.155.088**

	Finanziari (€)	Tesoreria (€)	Rateo per interessi (€)	Totale (€)
Campari Italia S.p.A.	177.854	67.193.043	174.625	67.545.522
Sella & Mosca S.p.A.	22.443	–	–	22.443
Zedda Piras S.p.A.	13.621	–	–	13.621
Turati Ventisette S.r.l.	43	10.243	–	10.286
DI.CI.E. Holding B.V.	112.916.875	–	–	112.916.875
Campari Finance Belgium S.A.	50.558.392	102.994.992	–	153.553.384
	163.689.228	**170.198.278**	**174.625**	**334.062.131**

I finanziamenti erogati da società del Gruppo sono fruttiferi di interessi, e regolati a tassi di mercato.

Debiti commerciali e altri debiti verso parti correlate

	31 dicembre 2009 (€)	31 dicembre 2008 (€)
Debiti commerciali verso correlate	8.439.910	8.135.905
Debiti fiscali verso parti correlate	9.683.429	5.552.150
Altri debiti verso parti correlate	63.363	102.520
Debiti verso società controllanti, controllate e collegate	18.186.702	13.790.575
Debiti verso amministratori	1.183.000	1.335.000
Totale	**19.369.702**	**15.125.575**

Debiti	Commerciali (€)	Diversi (€)	Consolidato fiscale (€)	Iva di Gruppo (€)	Totale (€)
Campari Italia S.p.A.	227.369	13.446	–	–	240.815
Sella & Mosca S.p.A.	112.556	–	–	–	112.556
Sella & Mosca Commerciale S.r.l.	10.466	9.410	–	–	19.876
Zedda Piras S.p.A.	61.329	–	–	–	61.329
Turati 27 S.r.l.	92	–	–	–	92
Glen Grant Distillery Ltd.	477.456	–	–	–	477.456
Campari International S.A.M.	95.488	–	–	–	95.488
Campari France	7.244.133	–	–	–	7.244.133
Skyy Spirits, LLC	86.728	–	–	–	86.728
Campari Deutschland GmbH	124.293	–	–	–	124.293
Alicros S.p.A.	–	40.507	–	–	40.507
Fincorus S.p.A.	–	–	3.277.208	6.406.221	9.683.429
	8.439.910	**63.363**	**3.277.208**	**6.406.221**	**18.186.702**

Amministratori, sindaci e direttori generali

Le retribuzioni e i compensi degli amministratori della Società, qualificati come dirigenti a responsabilità strategica, sono state le seguenti.

	31 dicembre 2009 (€)	31 dicembre 2008 (€)
Benefici a breve termine	4.109.698	4.031.940
Benefici *post* impiego (TFR)	41.980	41.689
Pagamenti basati su azioni	1.292.390	1.026.161
	5.444.068	**5.099.790**

Di seguito si espone il dettaglio dei compensi a qualsiasi titolo percepiti nel corso del 2009 da amministratori e sindaci della Capogruppo, anche per cariche ricoperte in altre società del Gruppo.

nome e cognome	carica	periodo per cui è stata ricoperta la carica	scadenza della carica	emolumenti per la carica nella Società	benefici non monetari	bonus ed altri incentivi	altri compensi	totale
Luca Garavoglia	Presidente	01/01/09 - 31/12/09	2010	1.045.000				1.045.000
Robert Kunze-Concewitz	Amministratore Delegato	01/01/09 - 31/12/09	2010	205.000	5.007	500.000	361.181	1.071.188
Stefano Saccardi	Amministratore Delegato	01/01/09 - 31/12/09	2010	289.000	5.300	400.000	131.364	825.664
Paolo Marchesini	Amministratore Delegato	01/01/09 - 31/12/09	2010	289.000	4.669	400.000	124.190	817.859
Marco P. Perelli-Cippo	Amministratore	01/01/09 - 31/12/09	2010	50.000				50.000
Eugenio Barcellona	Amministratore	01/01/09 - 31/12/09	2010	37.500				37.500
Enrico Corradi	Amministratore	01/01/09 - 31/12/09	2010	62.500				62.500
Cesare Ferrero	Amministratore	01/01/09 - 31/12/09	2010	50.000				50.000
Renato Ruggiero	Amministratore	01/01/09 - 31/12/09	2010	37.500				37.500
Totale amministratori				**2.065.500**	**14.976**	**1.300.000**	**616.735**	**3.997.211**
Antonio Ortolani	Presidente Collegio Sindacale	01/01/09 - 31/12/09	2010	75.000			49.669	124.669
Alberto Lazzarini	Sindaco Effettivo	01/01/09 - 31/12/09	2010	50.000			10.000	60.000
Giuseppe Pajardi	Sindaco Effettivo	01/01/09 - 31/12/09	2010	50.000			10.000	60.000
Totale sindaci				**175.000**	**-**	**-**	**69.669**	**244.669**
Totale generale				**2.240.500**	**14.976**	**1.300.000**	**686.404**	**4.241.880**

Partecipazioni degli amministratori, dei sindaci e dei direttori generali

Cognome e nome	Società partecipata	Numero azioni possedute alla fine dell'esercizio precedente	Numero azioni acquistate	Numero azioni vendute	Numero azioni possedute alla fine dell'esercizio in corso
Luca Garavoglia	Davide Campari-Milano S.p.A.	–	–	–	–
Robert Kunze-Concewitz	Davide Campari-Milano S.p.A.	–	–	–	–
Stefano Saccardi	Davide Campari-Milano S.p.A.	–	–	–	–
Paolo Marchesini	Davide Campari-Milano S.p.A.	–	–	–	–
Marco P. Perelli-Cippo	Davide Campari-Milano S.p.A.	60.000	–	–	60.000
Eugenio Barcellona	Davide Campari-Milano S.p.A.	–	–	–	–
Enrico Corradi	Davide Campari-Milano S.p.A.	–	–	–	–
Cesare Ferrero	Davide Campari-Milano S.p.A.	–	–	–	–
Renato Ruggiero	Davide Campari-Milano S.p.A.	–	–	–	–
Ortolani Antonio	Davide Campari-Milano S.p.A.	–	–	–	–
Alberto Lazzarini	Davide Campari-Milano S.p.A.	5.000	–	–	5.000
Giuseppe Pajardi	Davide Campari-Milano S.p.A.	–	–	–	–

Stock option assegnate agli amministratori e ai direttori generali

Nome e cognome	Carica ricoperta	Opzioni detenute all'inizio dell'esercizio			Opzioni assegnate nel corso dell'esercizio			Opzioni esercitate nel corso dell'esercizio			Opzioni scadute nell'esercizio	Opzioni detenute alla fine dell'esercizio		
		Numero	Prezzo medio di esercizio	Scadenza media	Numero	Prezzo medio di esercizio	Scadenza media	Numero	Prezzo medio di esercizio	Prezzo medio di mercato all'esercizio	Numero	Numero	Prezzo medio	Scadenza media
Luca Garavoglia	Presidente	1.543.490	5,83	22/11/2011	-	-	-	-	-	-	-	1.543.490	5,83	30 ottobre 2011
Robert Kunze-Concewitz	Amministratore Delegato	1.512.241	6,93	15/07/2012	-	-	-	-	-	-	-	1.512.241	6,93	04 giugno 2012
Stefano Saccardi	Amministratore Delegato	1.184.596	5,91	22/11/2011	-	-	-	125.000	3,98	7,22	-	1.059.596	6,14	30 ottobre 2011
Paolo Marchesini	Amministratore Delegato	1.184.596	5,91	22/11/2011	-	-	-	260.000	3,98	7,22	-	924.596	6,45	30ottobre 2011

41. Dipendenti

La totalità dei dipendenti della Società presta la propria attività in Italia.
La ripartizione per categoria è la seguente.

	31 dicembre 2009	31 dicembre 2008
Dirigenti	47	45
Impiegati	247	241
Operai	233	247
Totale	**527**	**533**

42. Incarico di revisione contabile

L'incarico per la revisione contabile del bilancio separato di Davide Campari-Milano S.p.A. e del relativo bilancio consolidato è affidato, per gli esercizi 2007, 2008 e 2009, a Reconta Ernst & Young S.p.A.

I costi relativi all'attività di revisione iscritti nell'esercizio 2009 nel bilancio della Davide Campari - Milano S.p.A. sono pari a €209.002 e includono le verifiche circa la regolare tenuta della contabilità, di cui all'articolo 155, 1° comma, del Decreto Legislativo n.58 del 24 febbraio 1998 ('TUF'), la revisione contabile della relazione semestrale e l'esame del bilancio separato e consolidato di fine esercizio della Società.

I compensi per revisione relativi alle società controllate sono pari complessivamente a €766.523.

Inoltre sono stati corrisposti compensi per complessivi €375.584 che si riferiscono alla revisione del documento informativo per l'acquisizione di Wild Turkey, del prospetto informativo per l'emissione dell'Eurobond *unrated* sul mercato lussemburghese, del bilancio consolidato della controllata Redfire Inc con circolazione limitata ai Noteholders e a consulenze in merito agli strumenti finanziari.

43. Eventi successivi alla chiusura dell'esercizio

Aumento di capitale a titolo gratuito

Il Consiglio di Amministrazione del 30 marzo 2010 che approva il presente progetto di bilancio è chiamato altresì a deliberare in merito alla proposta di un aumento di capitale gratuito da effettuarsi mediante emissione di 290.400.000 nuove azioni del valore nominale di € 0,10 da riconoscere gratuitamente ai soci in ragione di una nuova azione per ciascuna azione posseduta, mediante l'utilizzo della riserva utili a nuovo.

Il capitale sociale versato risultante dall'aumento di capitale gratuito sarà, pertanto pari a €58.080.000, suddiviso in 580.800.000 azioni.

44. Proposta di destinazione degli utili

A conclusione delle presenti note di commento al bilancio d'esercizio, considerata la proposta di aumento di capitale sociale descritta in precedenza, Vi invitiamo ad approvare il bilancio relativo all'esercizio chiuso al 31 dicembre 2009 e di destinare l'utile di esercizio di €32.456.408 alla distribuzione di un dividendo pari a €0,06 per ciascuna azione in circolazione risultante dall'aumento di capitale sociale, a eccezione di quelle proprie detenute dalla Società alla data di stacco della cedola.

Considerando le azioni proprie a oggi detenute, l'importo complessivo dei dividendi è di €34.595.206; la differenza con l'utile di esercizio verrà prelevata dagli utili a nuovo per €2.138.798.

Si propone che detto dividendo di €0,06 per azione in circolazione sia messo in pagamento a far data dal 27 maggio 2010 (stacco cedola n. 7 del 24 maggio 2010).

Si evidenzia tuttavia che, in caso di non approvazione della delibera di aumento gratuito di capitale sociale, la proposta di distribuzione del dividendo risulta pari a €0,12 per ciascuna azione in circolazione.

Sesto San Giovanni (MI), martedì 30 marzo 2010

Il Presidente del Consiglio di Amministrazione
Luca Garavoglia

Attestazione del Bilancio dell'esercizio ai sensi dell'articolo 81-*ter* del Regolamento Consob n. 11971 del 14 maggio 1999

1. I sottoscritti Robert Kunze-Concewitz e Stefano Saccardi, in qualità di Amministratori Delegati di Davide Campari-Milano S.p.A., e Paolo Marchesini, in qualità di Amministratore Delegato e Dirigente preposto alla redazione dei documenti contabili societari di Davide Campari-Milano S.p.A., attestano, tenuto anche conto di quanto previsto dall'articolo 154-*bis*, 3° e 4° comma, del Decreto Legislativo n. 58 del 24 febbraio 1998:

- l'adeguatezza in relazione alle caratteristiche dell'impresa e
- l'effettiva applicazione

delle procedure amministrative e contabili per la formazione del bilancio dell'esercizio, nel corso dell'esercizio 2009.

2. Si attesta, inoltre, che:

2.1. il bilancio di esercizio al 31 dicembre 2009:

a) è redatto in conformità ai principi contabili internazionali applicabili riconosciuti nella Comunità europea ai sensi del regolamento (CE) n. 1606/2002 del Parlamento europeo e del Consiglio, del 19 luglio 2002;

b) corrisponde alle risultanze dei libri e delle scritture contabili;

c) è idoneo a fornire una rappresentazione veritiera e corretta della situazione patrimoniale, economica e finanziaria dell'emittente.

2.2. La relazione sulla gestione comprende un'analisi attendibile dell'andamento e del risultato della gestione, nonché della situazione dell'emittente, unitamente alla descrizione dei principali rischi e incertezze cui è esposta.

Sesto San Giovanni (MI), martedì 30 marzo 2010

Amministratore Delegato
Robert Kunze-Concewitz

Amministratore Delegato
Stefano Saccardi

Amministratore Delegato
e Dirigente preposto alla redazione
dei documenti contabili societari
Paolo Marchesini



Reconta Ernst & Young S.p.A.

Relazione della società di revisione
ai sensi dell'art. 156 del D. Lgs. 24.2.1998, n. 58

Agli Azionisti della
Davide Campari-Milano S.p.A.

1. Abbiamo svolto la revisione contabile del bilancio d'esercizio, costituito dalla situazione patrimoniale-finanziaria, dal conto economico, dal conto economico complessivo, dal prospetto delle variazioni del patrimonio netto, dal rendiconto finanziario e dalle relative note di commento, della Davide Campari-Milano S.p.A. chiuso al 31 dicembre 2009. La responsabilità della redazione del bilancio in conformità agli International Financial Reporting Standards adottati dall'Unione Europea, nonché ai provvedimenti emanati in attuazione dell'art. 9 del D. Lgs. n. 38/2005, compete agli amministratori della Davide Campari-Milano S.p.A.. E' nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile.

2. Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla Consob. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio d'esercizio sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale.

   Per il giudizio relativo al bilancio d'esercizio dell'esercizio precedente, i cui dati presentati ai fini comparativi sono stati riesposti per tener conto delle modifiche agli schemi di bilancio introdotte dallo IAS 1, si fa riferimento alla relazione da noi emessa in data 10 aprile 2009.

3. A nostro giudizio, il bilancio d'esercizio della Davide Campari-Milano S.p.A. al 31 dicembre 2009 è conforme agli International Financial Reporting Standards adottati dall'Unione Europea, nonché ai provvedimenti emanati in attuazione dell'art. 9 del D. Lgs. n. 38/2005; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria, il risultato economico ed i flussi di cassa della Davide Campari-Milano S.p.A. per l'esercizio chiuso a tale data.

4. La responsabilità della redazione dei commenti degli amministratori e della relazione sul governo societario e gli assetti proprietari, pubblicata nella sezione "Investors" del sito internet della Davide Campari-Milano S.p.A., in conformità a quanto previsto dalle norme di legge, compete agli amministratori della Davide Campari-Milano S.p.A.. E' di nostra competenza l'espressione del giudizio sulla coerenza dei commenti degli amministratori e


ERNST & YOUNG

delle informazioni di cui al comma 1, lettere c), d), f), l), m) e al comma 2, lettera b) dell'art. 123-bis del D.Lgs. 58/98, presentate nella relazione sul governo societario e gli assetti proprietari, con il bilancio, come richiesto dalla legge. A tal fine, abbiamo svolto le procedure indicate dal principio di revisione 001 emanato dal Consiglio Nazionale dei Dottori Commercialisti e degli Esperti Contabili e raccomandato dalla Consob. A nostro giudizio i commenti degli amministratori e le informazioni di cui al comma 1, lettere c), d), f), l), m) e al comma 2, lettera b) dell'art. 123-bis del D.Lgs. 58/98 presentate nella relazione sul governo societario e gli assetti proprietari sono coerenti con il bilancio d'esercizio della Davide Campari-Milano S.p.A. al 31 dicembre 2009.

Milano, 6 aprile 2010

Reconta Ernst & Young S.p.A.

Alberto Romeo
(Socio)

2

DAVIDE CAMPARI MILANO S.p.A.

sede in via Franco Sacchetti, 20 - 20099 Sesto San Giovanni (MI)
Capitale Sociale 29.040.000 Euro
Codice Fiscale - Registro Imprese 06672120158 - REA n. 1112227

Relazione del Collegio Sindacale al bilancio al 31/12/2009

* * * * *

Signori Soci,

abbiamo esaminato il progetto di bilancio d'esercizio della società Davide Campari - Milano S.P.A. al 31 dicembre 2009 redatto dagli amministratori ai sensi di legge con applicazione dei principi contabili internazionali IAS/IFRS e da questi regolarmente comunicato al Collegio Sindacale unitamente ai prospetti ed agli allegati di dettaglio e alla relazione sulla gestione.

Il bilancio sottoposto alla vostra attenzione si compone di cinque distinti documenti:

- Lo stato patrimoniale;
- Il conto economico;
- Il prospetto delle variazioni di patrimonio netto;
- Il rendiconto finanziario;
- Le note di commento.

Il bilancio dell'esercizio al 31 dicembre 2009 è stato redatto in applicazione dei Principi Contabili Internazionali promulgati dall'International Accounting Standard Board (IASB) e omologati dall'Unione Europea, includendo tra questi anche tutti i principi internazionali già oggetto di interpretazione (International Accounting Standard - IAS), così come comunemente accettati ed applicati al 31/12/2009 (IAS/IFRS).

La società redige il proprio bilancio e i conti consolidati secondo i principi IAS/IFRS già dal 2005, per cui tutti i valori espressi sono pienamente omogenei e confrontabili con i valori dell'anno precedente senza dover procedere a tal fine ad operazioni di riclassificazione.

Risultanze di Bilancio

Come noto, ai sensi dell'art. 155 e seguenti Decreto Legislativo 58/98 il controllo contabile sulla corretta tenuta delle scritture contabili della vostra società e sulle sue risultanze, così come la concordanza delle medesime con i dati del bilancio non compete al Collegio Sindacale ma bensì al revisore contabile mentre competono al Collegio le osservazioni sul medesimo nonché le valutazioni sul rispetto delle norme di legge in merito alla governance della società e alla sua corretta amministrazione ai sensi dell'art. 149 Decreto Legislativo 58/98.

Quanto al controllo sul bilancio, vi provvede con apposita relazione ai sensi art. 156 del Decreto Legislativo 58/98, il revisore contabile Reconta Ernst & Young, nominato dall'assemblea dei soci del 24 aprile 2007 il cui mandato scade con l'approvazione del presente bilancio.

In proposito, e giusta la previsione dell'art. 159 TUF, il Collegio provvede con separato e motivato parere all'assemblea, agli adempimenti propri in ordine alla proposta di nomina del revisore contabile per il periodo 2010-2018.

È stata altresì fornita apposita attestazione ai sensi art. 154 bis Decreto Legislativo 58/98 dal dirigente preposto alla redazione dei documenti contabili societari, persona che la vostra società ha indicato nel dott. Paolo Marchesini.

Ciò non di meno anche il Collegio Sindacale ha svolto controlli mirati sulle voci di bilancio al fine di poter formulare le proprie osservazioni sul medesimo, in adempimento alla più generale previsione dettata dal combinato disposto dei paragrafi III e IV della sezione 6^ bis, capo V codice civile integrato dalle disposizioni di cui al Decreto Legislativo 58/98 e così dando esecuzione a quanto prescritto dall'art. 153 D.Lgs 58/98, e dall'art. 2429 codice civile.

In termini quantitativi il bilancio che gli amministratori sottopongono alla vostra attenzione è stato redatto secondo i principi contabili internazionali IAS/IFRS, tenendo conto della divisione tra attività e passività correnti e non correnti, e quindi con uno schema di



rappresentazione che differisce da quello richiamato all'art. 2424 del codice civile; esso esprime i seguenti valori:

Nello Stato Patrimoniale all'attivo:

Attività non correnti		€ 1.398.063.124	
Attività correnti		€ 197.318.928	
Attività non correnti destinate alla vendita		€ 10.635.161	
Totale Attività			*€ 1.606.017.213*

Nello Stato Patrimoniale al passivo:

Capitale Sociale		€ 29.040.000	
Riserve		€ 265.247.584	
di cui:			
- riserva legale	€ 5.808.000		
- riserva straordinaria	€ 243.221.990		
- riserva da conferimento partecipazioni ex D. Lgs.544/92	€ 3.041.357		
- riserva detrazione IVA	€ 1.086.286		
- riserva contributi c/capitale L.696/83	€ 25.823		
- riserva da fair value	€ - 752.373		
- riserva per stock option	€ 12.816.501		
Riserva azioni proprie	€ 14.501.639		
Altri utili esercizi precedenti		€ 191.019.629	
Utile di esercizio		€ 32.456.408	
Patrimonio netto			€ 532.265.261
Passività non correnti			€ 660.769.028
Passività correnti			€ 412.982.924

Totale passività e patrimonio netto		*€ 1.606.017.213*

Il **Conto Economico** è stato redatto e classificato – come nell'esercizio precedente – per destinazione e non evidenzia più quindi la struttura tipica di cui all'art. 2425 del codice civile. Esso esprime i seguenti valori:

Vendite nette	€	308.984.737
Costo del venduto	€	- 245.872.424
Margine lordo	**€**	**63.112.313**
Pubblicità e promozione	€	- 1.931.571
Margine di contribuzione	***€***	***61.180.742***
Costi di struttura	€	- 33.035.813
Proventi ed oneri non ricorrenti	€	818.840
Risultato operativo	***€***	***28.963.769***
Dividendi	€	36.278.858
Proventi ed oneri finanziari netti	€	- 30.245.720
Utile prima delle imposte	***€***	***34.996.907***
Imposte	€	- 2.540.499
Utile netto	***€***	***32.456.408***

Le informazioni in merito agli impegni, ai rischi e alle garanzie, trovano espressione nelle note di commento alle quali si rinvia.

Principi di comportamento

Il nostro esame sul bilancio è stato svolto secondo i principi di comportamento del Collegio Sindacale raccomandati dal C.N.D.C.E.C. e, in conformità a tali principi, abbiamo fatto riferimento alle norme di legge che disciplinano il bilancio di esercizio, sia con riferimento alle disposizioni generali del Codice Civile e dei principi contabili internazionali, che alle disposizioni specifiche dettate dal Decreto Legislativo 58/98, interpretate ed adeguate conseguentemente all'applicazione dei principi contabili internazionali IAS/IFRS giusta la

previsione legislativa 28/2/2005 n. 38 in esecuzione del Regolamento Comunitario n. 1606 del 18/7/2002 secondo quanto indicato dall'O.I.C. (Organismo Italiano per la Contabilità).

Principi di redazione del bilancio

Per la redazione del bilancio nell'ambito di quanto previsto dai decreti legislativi 9 Aprile 1991 n. 127, 17 Gennaio 2003 n. 6 e 30 Dicembre 2003 n. 394 e dal decreto legislativo 58/98 per quanto di competenza, ha trovato applicazione quanto previsto dal decreto legislativo 38/2005 e pertanto sono stati applicati i principi IAS/IFRS in vigore alla data di chiusura dell'esercizio, tenuto conto anche delle indicazioni fornite a tal fine dall'O.I.C.

Gli amministratori, nella redazione del bilancio, non hanno derogato alle norme di legge ai sensi dell'art. 2423 codice civile, se non per quanto necessario onde adeguarsi a quanto previsto dai principi contabili internazionali.

In particolare, il bilancio è stato redatto in base al principio del costo, ad eccezione degli strumenti finanziari derivati, delle attività destinate alla vendita, delle attività biologiche e delle nuove acquisizioni, iscritti al fair value.

In particolare e in tale ottica si rileva che:

- sono stati rispettati i principi di redazione previsti dall'articolo 2423-bis del codice civile, in quanto compatibili con i postulati previsti dallo IAS n. 1. Il Collegio ha accertato il rispetto del criterio di prudenza nelle valutazioni e del principio di competenza economica. Inoltre, gli amministratori hanno indicato a conto economico solo i ricavi realizzati, così come intesi nell'accezione dei principi contabili internazionali, mentre per quanto concerne le perdite si può affermare che gli amministratori hanno tenuto in considerazione i rischi e le perdite di competenza dell'esercizio anche se sono stati conosciuti nell'esercizio attualmente in corso;
- le valutazioni a fair value rispondono, anche quanto alla competenza economica, alle logiche proprie di tale metodo di valorizzazione;



- per quanto riguarda gli schemi di bilancio relativi allo stato patrimoniale, lo IAS n. 1 non prevede un ordine e uno schema con il quale i dati debbano essere esposti, prevedendo solo un contenuto minimo che è stato rispettato dalla società.

  Lo IAS n. 1 precisa che l'impresa deve rappresentare le attività e le passività suddivise tra correnti e non correnti individuando il criterio di distinzione nella possibilità o meno che esse trovino realizzazione nel corso del ciclo produttivo dell'impresa o comunque nei dodici mesi.

  Per quanto riguarda gli schemi di bilancio relativi al conto economico, lo IAS n. 1 prevede sia la classificazione per natura che per destinazione, lasciando alla società la scelta della forma ritenuta più significativa.

  I dati che vengono sottoposti alla vostra attenzione sono stati classificati per destinazione e suddivisi in base alla distinzione tra attività/passività correnti o non correnti;
- ne consegue che conseguentemente alla adozione dei principi internazionali IAS/IFRS, è stata pertanto e modificata la struttura prevista dal codice civile all'art. 2423-ter per lo stato patrimoniale e per il conto economico, nonché le prescrizioni di cui all'articolo 2424 e all'articolo 2425 quanto al contenuto;
- sono state rispettate le disposizioni relative alle principali voci dello stato patrimoniale previste dall'articolo 2424-bis del codice civile e il trattamento di fine rapporto risponde alle previsioni di cui allo IAS 19;
- ne consegue altresì che i ricavi, i proventi, i costi e gli oneri sono stati iscritti nel conto economico nella previsione di cui all'articolo 2425-bis del codice civile ma con classificazione per destinazione come previsto dallo IAS 1 e secondo quanto indicato dallo IAS n. 18;
- è stata effettuata la comparazione degli importi di ciascuna voce con i risultati dell'esercizio precedente;



- non sono state effettuate compensazioni di partite, salvo che nelle ipotesi previste dallo IAS 18;
- le note di commento sono state redatte nel rispetto delle previsioni dello IAS n. 1. Sono state inoltre fornite le informazioni richieste dalle altre norme del codice civile e dalle altre specifiche norme di legge alle quali la vostra società è sottoposta in quanto società quotata, nonché quelle ritenute opportune dall'organo amministrativo per rappresentare in modo veritiero e corretto la situazione patrimoniale, economica e finanziaria della Società;
- viene compiutamente illustrata l'attività svolta dalla società nonché i rapporti intrattenuti con le parti correlate; per essi, di natura commerciale e finanziaria, esiste l'interesse della società al compimento di tali operazioni;
- le operazioni di particolare rilevanza avvenute nell'esercizio sono state adeguatamente descritte nei documenti uniti al bilancio, predisposti dall'organo amministrativo e sottoposti al vostro esame, e ai quali si rinvia;
- è stato applicato il principio contabile relativo alle imposte anticipate e differite in base allo IAS n. 12, sostanzialmente in linea con il P.C. 25; gli amministratori ne danno conto nei documenti di accompagnamento anche con riferimento alla ragionevolezza del loro recupero, come peraltro finora dimostrato dai rilasci e recuperi avvenuti sia negli esercizi precedenti che nel presente esercizio;
- sono stati effettuati impairment test e sono state condotte analisi di sensitività con riferimento al valore delle partecipazioni più significative e alle immobilizzazioni immateriali a vita indefinita;
- Il costo del lavoro tiene conto sia degli oneri differiti per benefici definiti (a carico società) con conseguente valutazione della congruità del fondo indennità di fine rapporto (TFR), che del costo per i piani a contribuzione definita per la previdenza integrativa, il cui onere affluisce a conto economico ma senza l'accantonamento a fondo in quanto la



futura erogazione di benefici non è a carico della società. La valutazione è coerente con la previsione dettata dallo IAS n. 19;

- Il rendiconto finanziario, redatto in forza dello IAS n. 7 e giusta delibera Consob n. 15519 del 27/7/2006, evidenzia i flussi di cassa, natura e provenienza. Il principio contabile IFRS 7 viene applicato con l'integrazione di quanto previsto dai principi IAS n. 32 e n. 39, ricorrendone i presupposti;
- Vengono fornite le altre informazioni richieste dalla Delibera Consob n. 15519/2006 giusto art. 9 D.Lgs 38/2005 con riferimento a:
  - posizione finanziaria netta;
  - impegni e covenants relativi a posizioni debitorie;
  - indicatori alternativi di performance.
- Gli amministratori, in ottemperanza alle disposizioni dell'art. 2428 del C.C., hanno provveduto ad illustrare i principali rischi e le incertezze, analizzando, in particolare i:
  - Rischi connessi alla maggior internazionalizzazione e ai mercati emergenti;
  - Rischi connessi alle licenze d'uso di marchi di terzi e alla concessione in uso a terzi di marchi propri;
  - Rischi connessi all'attività commerciale e alla concorrenzialità del mercato;
  - Rischi connessi alla dipendenza dalle preferenze e dalla propensione alla spesa dei consumatori;
  - Rischi connessi al regime normativo dell'industria delle bevande;
  - Rischi fiscali;
  - Rischi connessi alla politica ambientale;
  - Rischi connessi alla conformità e sicurezza dei prodotti immessi in consumo;
  - Rischi connessi al personale dipendente;
  - Rischi finanziari.

Quanto alle previsioni in tema di tutela della salute e della sicurezza sul lavoro ai sensi legge 123/2007 e D.Lgs. 9/4/2008 N° 81 la società ha provveduto ad individuare le possibili aree di rischio onde verificare la validità dei presidi.

Gli amministratori provvedono nelle note al bilancio a fornire le ulteriori informazioni ritenute utili per una rappresentazione più completa degli accadimenti aziendali e per una migliore comprensione dei dati di bilancio integrando altresì tale informativa con appositi dati ed informazioni anche con riferimento alle specifiche previsioni del decreto legislativo n. 2003 n. 6.

Criteri di valutazione

La valutazione delle risultanze del bilancio é avvenuta in modo conforme alle previsioni dei Principi Contabili Internazionali e, nei limiti di quanto sopra esposto, a quanto previsto dall'articolo 2426 del Codice Civile, nella previsione di continuità dell'attività sociale.

Premesso quanto già illustrato in merito all'adozione dei principi internazionali IAS/IFRS e alle attività valutate al fair value, non sono stati individuati cambiamenti di criteri.

Riserva da fair value

Le differenze di valore conseguenti alla prima applicazione del fair value trovano corrispondenza, al netto dell'effetto fiscale, nella movimentazione di una apposita voce di riserva del patrimonio netto, non distribuibile se non a seguito del verificarsi degli eventi che ne hanno consentito l'iscrizione e nella misura residua.

A tal proposito si ricorda che le differenze conseguenti all'applicazione del principio di valutazione al fair value relative agli strumenti di copertura sul prestito obbligazionario trovano corrispondenza, al netto dell'effetto fiscale, nella movimentazione di una apposita voce di riserva del patrimonio netto, già ammontante ad euro 14.132.557 al 1/1/2009 e che a seguito dell'adeguamento di periodo e dei reversal verificatisi per un valore totale di euro 14.884.930, influisce per un valore negativo di euro 752.373 sul totale complessivo delle



riserve al 31/12/2009. Parimenti è stata iscritta una riserva da stock option di euro 12.816.501 (di cui euro 3.082.982 quale movimentazione netta dell'esercizio).

Imposte anticipate e differite

Quanto all'iscrizione in bilancio delle imposte anticipate e differite il Collegio concorda con l'operato degli amministratori sia per quanto concerne le imposte differite che rappresentano l'onere per il rinvio di imposte di competenza dell'esercizio grazie all'applicazione della normativa fiscale più favorevole, che per le imposte anticipate, in quanto non vi sono allo stato motivi per ritenere che i valori imponibili futuri siano tali da impedire il recupero delle anticipazioni d'imposta verificatesi nel periodo e dovute all'applicazione della normativa tributaria, là ove essa differisce in tema di deducibilità temporale di taluni costi. Ciò è confermato anche dal fatto che tale recupero, e con riferimento alle variazioni imputate nei precedenti esercizi, è avvenuto già in passato, oltre che nel presente esercizio.

Il Consiglio di Amministrazione ha provveduto ad illustrare analiticamente tali effetti e le loro componenti in nota integrativa, nonché l'effetto derivante dai rilasci.

Il Collegio rileva per altro che la proposta di distribuzione di dividendo formulata dal Consiglio di Amministrazione, e così la proposta di aumento gratuito di capitale con utilizzo di riserva, non comporta il verificarsi della ipotesi sopra indicata.

Decreto Legislativo 30/6/2003 n. 196

Il Collegio dà atto che la società ha redatto il Documento Programmatico della Sicurezza previsto dal Decreto Legislativo 30/6/2003 n. 196 ed ha provveduto a porre in essere le idonee misure preventive di sicurezza al fine di ridurre al minimo i rischi di distruzione e perdita, anche accidentale dei dati stessi, di accesso non autorizzato o di trattamento non consentito o non conforme alle finalità di raccolta.

Il modello adottato dalla società è stato valutato ed implementato anche nel corso dell'esercizio in esame.

Decreto Legislativo 8/6/2001 n. 231

Il Collegio dà atto che la società dispone con effetto 1/1/2009 di un "Modello di Organizzazione, Gestione e Controllo" ai sensi del D.Lgs 8 giugno 2001 n. 231 (responsabilità amministrativa delle persone giuridiche) proposto secondo le Linee Guida per la costruzione dei modelli di organizzazione, gestione e controllo di Confindustria, successivamente verificato ed implementato sulla base dell'evoluzione normativa con riferimento alle ipotesi di interesse della società.

Legge 262/05

Il Collegio dà atto che anche nel corso del 2009 la società ha posto in essere una serie di attività volte alla verifica della rispondenza, alla normativa introdotta dalla Legge 262/05, anche sotto il profilo dell'efficacia, delle precedure in essere in materia di documenti contabili societari e tale processo di verifica ha riguardato anche il flusso informativo verso le figure societarie apicali.

Piano di adeguamento ex articoli 36 e 39 del "Regolamento Mercati"

Il Collegio dà atto che in applicazione a quanto previsto dagli articoli 36 e 39 del Regolamento recante le norme di attuazione del D.Lgs 24 febbraio 1998 n.58 in materia di mercati, la società ha a suo tempo predisposto e trasmesso a Consob il relativo piano di adeguamento.

Tali disposizioni regolano le condizioni per la realizzazione di collegamenti con i mercati esteri e l'estensione dell'operatività in altri Stati membri.

Tale piano ha individuato le società controllate che rivestono significativa rilevanza ai sensi del comma 2 dell'art. 36, costituite e regolate da leggi di stati non appartenenti all'Unione Europea soggette alla normativa in questione. Inoltre, il piano di adeguamento predisposto comprende le relative azioni di adeguamento ed esso viene aggiornato anche in funzione dell'evoluzione degli interessi e del business del gruppo.

Il Consiglio di Amministrazione ha provveduto alla redazione della Relazione sulla Corporate Governance disponibile sul sito, e alla quale si rinvia, il Collegio non ritiene necessario

procedere con un'apposita relazione sulla Corporate Governance, e ritiene sufficiente – ai sensi dell'art. 149 bis) – dare atto, per quanto di propria competenza, che:

– quanto al Consiglio di Amministrazione:

  - sono rispettati i requisiti richiesti per gli amministratori esecutivi e gli amministratori indipendenti;
  - è stato predisposto, approvato ed attuato un regolamento che limita il numero degli incarichi che possono essere assunti dai Consiglieri (Principio 2 e 3 e art. 147 ter TUF);
  - non si è ritenuto necessario procedere alla nomina del "lead indipendent director" tra gli amministratori indipendenti;
  - il Consiglio, essendo in scadenza, non ha proceduto alla autovalutazione delle caratteristiche, indipendenza inclusa, dei singoli consiglieri nell'esercizio 2009, avendovi provveduto nel precedente esercizio e non essendo mutata la composizione del Consiglio;
  - è stata valutata la adeguatezza dell'assetto organizzativo, amministrativo e contabile generale della società e delle società controllate aventi rilevanza strategica, e per esse esiste una specifica attenzione anche al sistema dei controlli;
  - è stata verificata la rispondenza ai requisiti di legge delle procedure che regolamentano i flussi informativi, sia all'interno che verso l'esterno della società, e così per le procedure relative alle informazioni privilegiate;
  - è stata resa in Consiglio periodica informativa sulle attività dei comitati consiliari istituiti: comitato per il controllo interno e comitato nomine e remunerazione;
  - è stata resa in Consiglio la relazione dell'Organismo di Vigilanza;
  - è stato nominato e dotato di idonea autonomia il dirigente preposto alla redazione dei documenti contabili societari;

- è stata resa la attestazione al bilancio d'esercizio da parte degli amministratori delegati, conformemente all'art. 81 ter del Regolamento Consob 11971/1949;
- è stato nominato e dotato di idonea autonomia il consigliere preposto alla funzionalità del Comitato per il controllo interno;

– quanto ai regolamenti, il Collegio può dare atto che già erano state predisposte e portate a conoscenza dei soggetti interessati le specifiche modalità operative o regolamentari e così per le implementazioni e le modifiche introdotte in materia di:
  - trattamento delle "informazioni privilegiate" e "internal dealing";
  - operazioni con parti correlate;
  - operazioni a fronte di esistenza di interessi;
  - operatività del Comitato per il controllo interno, mentre non è stato ritenuto necessario istituire un apposito regolamento per il comitato nomine e retribuzione;
  - è stata riservata particolare attenzione ai flussi informativi ai fini della formazione dei documenti contabili societari, all'analisi dei rischi nelle sue diverse tipologie, alle procedure di raccolta ed analisi dei dati contabili e delle informazioni che vedono coinvolto il dirigente preposto alla redazione dei documenti contabili societari e continua il progressivo rilascio delle relative procedure aggiornate.

– quanto al Collegio Sindacale, si è provveduto all'autovalutazione dei requisiti richiesti dalla legge, incluso quello dell'indipendenza.

Ispezioni e verifiche

I sindaci attestano che nel corso dell'anno sono state regolarmente eseguite, per quanto di propria competenza, le verifiche periodiche previste dal codice civile e dal Decreto Legislativo 58/98.

In merito alla regolare tenuta e rappresentazione degli accadimenti contabili la funzione di controllo è svolta, come già evidenziato, dal revisore contabile che la vostra società ha indicato in Reconta Ernst & Young. Non risulta al Collegio che siano state sollevate eccezioni



o segnalate anomalie in merito all'organizzazione e idoneità della struttura contabile a rappresentare correttamente i fatti di gestione.

Ad analoghe conclusioni si perviene anche con riferimento alle informazioni e alle relazioni fornite dall'organo amministrativo ai sensi art. 150 decreto legislativo 58/98, che non evidenziano inefficienze.

Nel corso delle verifiche eseguite si è proceduto anche al controllo dell'attività svolta dal revisore contabile, sia tramite lettura dei relativi verbali che con periodici colloqui. Si è potuto così prendere atto sia direttamente che per il tramite del lavoro svolto dal medesimo, del corretto e tempestivo adempimento degli obblighi contributivi e tributari, sia per quanto concerne la liquidazione e il versamento delle somme dovute che per la presentazione delle dichiarazioni fiscali.

Per quanto concerne le voci del bilancio presentato alla vostra attenzione sono stati effettuati i controlli necessari per poter formulare le conseguenti osservazioni, così come richiesto anche dai principi di comportamento emanati dal Consiglio Nazionale dei Dottori Commercialisti ed Esperti Contabili.

Tali controlli hanno interessato in particolare i principi di redazione e i criteri di valutazione, nonché i criteri adottati dagli amministratori per il calcolo dei valori stimati e i valori presunti quali gli ammortamenti, la valutazione delle partecipazioni, gli stanziamenti ai fondi costituiti per specifiche finalità ed i loro utilizzi e da essi non sono emerse discordanze rispetto alle norme che regolano la redazione del bilancio e l'applicazione dei principi contabili internazionali.

Altri adempimenti di legge

Per quanto concerne le verifiche, i controlli e le informazioni riconducibili all'art. 149 del Decreto Legislativo 58/98, tenendo conto anche delle norme di comportamento emanate dal Consiglio Nazionale dei Dottori Commercialisti ed Esperti Contabili e delle altre previsioni

del decreto legislativo 58/98 e di quanto emanato dalle autorità di vigilanza, nella misura in cui le medesime si applicano alla vostra società, il Collegio può dare atto:

- di aver regolarmente svolto le attività di verifiche previste dagli articoli 149 e 151 del Decreto Legislativo 58/98; a tal fine il Collegio si è riunito nel corso dell'anno 2009 numero sette volte e sei volte dal 1/1/2010 ad oggi;
- di aver partecipato a numero sei riunioni del Consiglio di amministrazione e a numero una assemblea ordinaria;
- di aver partecipato a numero cinque riunioni del comitato per il controllo interno, mentre non è stato presente alle riunioni del comitato remunerazione e nomine in quanto non ne è prevista la sua partecipazione;
- di aver ottenuto dagli amministratori con frequenza almeno trimestrale le informazioni sull'attività svolta e sulle operazioni di maggior rilievo effettuate dalla società e ciò anche ai sensi articolo 150 decreto legislativo 58/98, assicurandosi che le azioni deliberate e poste in essere fossero conformi alla legge ed allo statuto sociale e non fossero manifestamente imprudenti, azzardate, in potenziale conflitto di interesse o in contrasto con le delibere assunte dall'Assemblea;
- di aver acquisito conoscenza e vigilato, per quanto di competenza, sull'adeguatezza della struttura organizzativa della società e sul rispetto dei principi di corretta amministrazione, tramite la raccolta di informazioni dai responsabili della funzione organizzativa, con riscontri diretti in merito agli adempimenti ripetitivi mediante l'analisi dell'apposita relazione dell'organo amministrativo e la conoscenza dell'attività svolta dal revisore contabile, sia tramite la lettura dei relativi verbali che tramite gli incontri con il medesimo, e ciò anche al fine del reciproco scambio di dati e informazioni rilevanti;
- di aver pertanto acquisito riscontri sull'adeguatezza del sistema amministrativo-contabile, nonché sulla sua affidabilità a rappresentare correttamente i fatti di gestione, anche



mediante l'ottenimento di informazioni dai responsabili delle rispettive funzioni, l'esame di documenti aziendali e con l'analisi dei risultati del lavoro svolto dal revisore contabile;

- di aver esaminato e valutato il sistema di controllo interno al fine di verificarne l'indipendenza e la separazione da altre funzioni, anche in considerazione dello sviluppo e delle dimensioni dell'attività sociale nonché degli obblighi e dei vincoli ai quali la vostra società è soggetta;
- di aver ricevuto le relazioni periodiche del Comitato per il controllo interno e di aver esaminato con il Consigliere preposto il piano degli interventi programmati;
- di aver preso conoscenza del piano di lavoro e dell'attività svolta dall'Organismo di Vigilanza, anche tramite la lettura dei relativi verbali;
- di aver verificato l'osservanza delle norme di legge inerenti la formazione e l'impostazione del bilancio e della relazione sulla gestione, sia tramite verifiche dirette che informazioni assunte presso il revisore contabile e presso il dirigente preposto alla redazione dei documenti contabili societari;
- che la società non ha costituito patrimoni destinati ai sensi dell'art. 2447 septies;
- che la società nel corso dell'esercizio ha garantito presso investitori istituzionali l'emissionne nel mercato americano "Senior Unsecured Notes" a tasso fisso per complessivi 250 milioni di dollari con scadenza frazionata al 2014, 2016, 2019, e ha emesso un prestito obbligazionario senza rating, in euro e a tasso fisso sul mercato europeo (Euroland) per 350 milioni di euro. Con i proventi di tali operazioni è stato rimborsato il prestito obbligazionario in dollari emesso nel 2005 con scadenza 2015 e 2018 per dollari 300 milioni e, in parte, sono state finanziate le acquisizioni;
- che a fronte di tali nuove scadenze e del possibile rischio relativo alle fluttuazioni dei cambi la società si è tutelata tramite correlate operazioni in derivati di copertura, sia per cambio che per tassi, onde beneficiarsi di possibili vantaggi offerti dal tasso variabile. In

marito alla valutazione a fair value di tali operazioni e al relativo effetto gli amministratori danno conto sia nella nota al bilancio che nella relazione sulla gestione;

- che la società al 31/12/2009 deteneva numero 2.454.120 azioni proprie per un ammontare pari ad Euro 14.501.638 e che tali azioni, conformemente a quanto disposto dallo IAS 32 sono classificate al loro valore nominale come riduzione del patrimonio netto. Ciò non di meno, ai sensi dell'art. 2357 ter codice civile un pari importo delle riserve iscritte in bilancio, anche se non più autonomamente indicate, deve essere considerato come indisponibile secondo i tempi e le modalità del richiamato articolo. Il prospetto riepilogativo dei dati di bilancio contenuto nella presente relazione evidenzia tale valore
- che la società ha esercitato l'opzione per il regime del consolidato fiscale nazionale disciplinato dagli articoli 117 e ss. del T.U.I.R. . per gli esercizi 2007, 2008 e 2009 predisponendo e sottoscrivendo l'apposito regolamento di partecipazione;
- che la nota integrativa riporta la composizione, la tipologia e la movimentazione delle componenti il patrimonio netto;
- di aver verificato gli incarichi diversi dalla certificazione del bilancio affidati al revisore contabile o ad altri soggetti con il medesimo collegati, rilevando che al medesimo non sono stati affidati in Italia incarichi diversi né lo stesso ha rilasciato pareri, mentre le differenze di compenso sulle società estere per attività comunque connesse al controllo contabile possono essere ritenute non rilevanti e così quelle di natura non contabile;
- che le decisioni assunte nei confronti delle società controllate sono coerenti con l'attività propria della vostra società e con le finalità proprie delle società controllate stesse;
- che i rapporti intercorsi con le parti correlate sono relativi ad operazioni commerciali e finanziarie, che le stesse rispondono a logiche di mercato ed esiste un interesse della società al compimento di dette operazioni. Le note di commento riportano i valori delle transazioni analiticamente suddivisi;

- che non sussistono operazioni atipiche o inusuali e che non vi sono operazioni di particolare rilievo effettuate dalla società nel corso dell'esercizio oltre a quanto già viene riferito dagli amministratori nei documenti sottoposti al vostro esame.
- che non si è a conoscenza di eventi per i quali si sia manifestata l'esistenza di interessi degli amministratori per conto proprio o di terzi;
- di aver ricevuto nel corso dell'esercizio una segnalazione da parte di un socio in merito alla tardività di un deposito di atti presso l'Organo di Vigilanza; a tale segnalazione è stata data risposta anche con riferimento alle ragioni della tardività riscontrata. Non sono pervenute altre denunce, segnalazioni o esposti anche da terzi, né rilievi da parte del revisore contabile;
- che il Consiglio di Amministrazione ha provveduto alla redazione della Relazione sulla Corporate Governance ai sensi dell'art. 124 bis D.Lgs 58/98; la società ha recepito già dall'anno 2007 il Codice di Autodisciplina di Borsa Italiana nella versione marzo 2006 e la relazione sulla Governance dà conto della costituzione dei relativi comitati, dell'osservanza dei requisiti degli amministratori, della loro operatività e così delle modalità con cui la società ha dato attuazione a quanto proposto nel Codice di Autodisciplina;
- che la proposta in merito alla distribuzione di dividendo formulata dall'organo amministrativo non è in contrasto con norme di legge o previsioni di statuto, prevede l'utilizzo di somme liberamente disponibili da parte dell'assemblea ed è compatibile con gli equilibri finanziari della società. Tale proposta già tiene conto dell'aumento gratuito di capitale sociale oggetto di precedente proposta di delibera in sede straordinaria il 30 aprile 2010, così da evitare, avendo i nuovi titoli godimento 1/1/2009, l'esistenza di azioni aventi diritti diversi, seppur per un breve periodo.

Infine il Collegio può dare atto di non aver rilasciato pareri nel corso dell'esercizio, se non nei casi previsti per legge e comunque connessi con l'attività propria del Collegio.

Il Collegio ricorda altresì che con l'approvazione del presente bilancio viene a scadere il mandato conferito al medesimo dall'assemblea del 24/4/2007 e nel ringraziare per la fiducia accordata ricorda che il rinnovo, già posto all'ordine del giorno, dovrà avvenire nel rispetto di quanto previsto dall'art. 148 TUF e dell'art. 24 statuto sociale.

Osservazioni sul bilancio d'esercizio e sulla proposta di approvazione

Il Collegio Sindacale, considerato che non sono pervenute osservazioni sia in merito alle verifiche trimestrali che in merito al bilancio d'esercizio da parte del revisore contabile cui competono per legge tali controlli, dato atto dei risultati delle verifiche eseguite, ritiene che il bilancio e la documentazione sottoposti dall'organo amministrativo all'approvazione dell'assemblea, tenuto conto delle considerazioni che precedono, possa rappresentare in modo compiuto la realtà aziendale della Società al 31 dicembre 2009 secondo corrette norme di legge, e concorda con la proposta dell'organo amministrativo in merito alla destinazione del risultato dell'esercizio e distribuzione di dividendo, integrato per la parte residua di euro 2.138.798 con utilizzo degli utili a nuovo.

Ai sensi dell'art. 144 quinquiesdecies del Regolamento Emittenti, approvato dalla Consob con deliberazione 11971/99 e successive modificazioni ed integrazioni, il Collegio Sindacale allega l'elenco degli incarichi ricoperti dai propri componenti presso le società di cui al Libro V, Titolo V, Capi V, VI e VII del codice civile, alla data di emissione della presente relazione. L'elenco è redatto sulla base delle istruzioni contenute nell'Allegato 5 bis, schema 4 del citato Regolamento.

Milano, 13 aprile 2010

Il Presidente

Dott. Antonio Ortolani

I Sindaci Effettivi

Dott. Alberto Lazzarini

Dott. Giuseppe Pajardi

Dott. Antonio Ortolani

Società	Tipologia incarico (sindaco, amministratore, ecc.)	Scadenza incarico (approvazione bilancio al)
Aliante Equity Due Spa	Presidente Collegio Sindacale	31/12/2010
Aliante Equity Investments Spa	Presidente Collegio Sindacale	31/12/2011
Aliante Secondary Buy Out Spa	Presidente Collegio Sindacale	31/12/2010
Campari Italia Spa	Presidente Collegio Sindacale	31/12/2010
Canonica 64 Srl	Presidente e Amministratore Delegato	Fino a revoca
Cartiere Ambrogio Binda Spa in liq.	Presidente Collegio Sindacale	31/12/2011
Pirelli RE Valutations & e-Services Spa	Sindaco Effettivo	31/12/2009
Davide Campari Milano Spa (*)	Presidente Collegio Sindacale	31/12/2009
Giardini Moscati Srl	Presidente e Amministratore Delegato	31/12/2009
Dott. A. Giuffrè Editore Spa	Presidente Collegio Sindacale	31/12/2011
GEFIMO Spa	Sindaco Effettivo	31/12/2009
Green Holding Spa	Presidente Collegio Sindacale	31/12/2011
L'Alleanza Spa	Presidente Collegio Sindacale	30/06/2010
Pirelli Labs Spa	Sindaco Effettivo	31/12/2009
Rea Dalmine Spa	Presidente Collegio Sindacale	31/12/2012
Roche Diagnostics Spa	Presidente Collegio Sindacale	31/12/2009
Roche Spa	Presidente Collegio Sindacale	31/12/2009
Same Deutz-Fahr Group Spa	Presidente Collegio Sindacale	31/12/2009
Sella&Mosca Commerciale Srl	Presidente Collegio Sindacale	31/12/2011
Sella&Mosca Spa	Presidente Collegio Sindacale	31/12/2010
Tipografia Mori & C. Spa	Presidente Collegio Sindacale	31/12/2011
Zedda Piras Spa	Presidente Collegio Sindacale	31/12/2010

(*) Numero di incarichi ricoperti in emittenti	1
Numero di incarichi complessivamente ricoperti	22

Milano, 13 aprile 2010

IN FEDE

sind - va - 959m10 elenco incarichi.xls

Dott. Alberto Lazzarini

Società	Tipologia incarico (sindaco, amministratore, ecc.)	Scadenza incarico (approvazione bilancio al)
Banca di Legnano S.p.A.	Consigliere	31/12/2010
Acme International S.p.A. in liquidazione	Liquidatore	Illimitata
Clipper S.r.l. in liquidazione	Liquidatore	Illimitata
Fond. Cariplo - Comunitaria Ticino Olona	Vice Presidente	31/12/2011
Gest-Uno S.p.A.	Presidente Collegio Sindacale	31/12/2011
Fin-Grancasa S.p.A.	Presidente Collegio Sindacale	31/12/2010
G.M.P. S.p.A.	Presidente Collegio Sindacale	31/12/2010
Tognana Porcellane S.p.A.	Presidente Collegio Sindacale	31/12/2009
G.M.M. S.p.A.	Presidente Collegio Sindacale	31/12/2011
Mornago Textiles S.p.A.	Presidente Collegio Sindacale	31/12/2009
Tacchi Giacomo & Figli S.p.A.	Presidente Collegio Sindacale	31/12/2011
Salumificio Venegoni S.p.A.	Presidente Collegio Sindacale	31/12/2009
Giuliana S.r.l.	Presidente Collegio Sindacale	30/11/2010
Monica S.r.l.	Presidente Collegio Sindacale	31/12/2011
Immobiliare Saba S.r.l.	Presidente Collegio Sindacale	31/12/2009
Immobiliare Ketty S.r.l.	Presidente Collegio Sindacale	31/12/2010
Industria Chimica Bovisio S.r.l. in liquidazione	Presidente Collegio Sindacale	31/12/2010
MIRA II - La Gazzella S.r.l.	Presidente Collegio Sindacale	31/12/2009
Mocchetti Gino Industrie Sollevamenti S.r.l.	Presidente Collegio Sindacale	31/12/2010
Cargo S.r.l. in liquidazione	Presidente Collegio Sindacale	31/12/2010
MIPA S.r.l.	Presidente Collegio Sindacale	31/12/2010
Immobiliare Astra S.p.A.	Presidente Collegio Sindacale	31/12/2010
Immobiliare Famiglia Legnanese S.r.l.	Presidente Collegio Sindacale	31/12/2010
Società Prodotti Antibiotici S.p.A.	Presidente Collegio Sindacale	31/12/2010
Euroimpresa Legnano S.c.r.l.	Presidente Collegio Sindacale	31/12/2010
Fondazione Famiglia Legnanese	Presidente Collegio Revisori	Illimitata
Rancilio Macchine per Caffè S.p.A.	Sindaco Effettivo	31/12/2009
Davide Campari Milano S.p.A. (*)	Sindaco Effettivo	31/12/2009
Fincorus S.p.A.	Sindaco Effettivo	31/12/2010
Fincos S.p.A.	Sindaco Effettivo	31/12/2010
Alicros S.p.A.	Sindaco Effettivo	31/12/2010



Società	Tipologia incarico (sindaco, amministratore, ecc.)	Scadenza incarico (approvazione bilancio al)
Campari Italia S.p.A.	Sindaco Effettivo	31/12/2010
Gest-Due S.p.A.	Sindaco Effettivo	31/12/2011
Gest-Tre S.p.A.	Sindaco Effettivo	31/12/2011
Grandi Magazzini Bossi S.p.A.	Sindaco Effettivo	31/12/2011
Consumer Electronics S.p.A.	Sindaco Effettivo	31/03/2012
Eurodefi Italia S.p.A.	Sindaco Effettivo	31/12/2009
Immobiliare Edifare S.r.l.	Sindaco Effettivo	31/12/2009
Frascold S.p.A.	Sindaco Effettivo	31/12/2011

(*) Numero di incarichi ricoperti in emittenti	1
Numero di incarichi complessivamente ricoperti	39

Milano, 13 aprile 2010.

IN FEDE

[signature]

Dott. Giuseppe Pajardi

Società	Tipologia incarico (sindaco, amministratore, ecc.)	Scadenza incarico (approvazione bilancio al)
DAVIDE CAMPARI MILANO SPA	Sindaco Effettivo	31/12/2009
ITALFARMACO	Presidente C.d.A.	31/12/2010
ECKART ITALIA SRL	Presidente Collegio	31/12/2012
FINCORUS SPA	Sindaco Effettivo	31/12/2010
FINEOS SPA	Sindaco Effettivo	31/12/2010
ALICROS SPA	Sindaco Effettivo	31/12/2010
CAMPARI ITALIA SPA	Sindaco Effettivo	31/12/2010
INTERCONTINENTAL SRL	Sindaco Effettivo	31/12/2010
RIELLO GROUP SPA	Sindaco Effettivo	31/12/2009
MELIORBANCA SPA	Sindaco Effettivo	31/12/2011
GEROLIMICH SPA in liquidazione	Liquidatore	termine liquidazione
UNIONE MANIFATTURE SPA in liquidazione	Liquidatore	termine liquidazione
MARELLI MOTORI in liquidazione	Liquidatore	termine liquidazione

(*) Numero di incarichi ricoperti in emittenti	1
Numero di incarichi complessivamente ricoperti	13

Milano, 13 aprile 2010

IN FEDE

sind - va - elenco incarichi.xls.xls



Davide Campari-Milano S.p.A.
CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS
FOR THE YEAR ENDING 31 DECEMBER 2009



CONTENTS

HIGHLIGHTS

	2009 €million	2008 €million	% change	% change at constant exchange rates
Net sales	**1,008.4**	**942.3**	**7.0**	**6.3**
Contribution margin	401.2	341.2	17.6	16.1
EBITDA before one-offs	265.1	218.3	21.4	19.7
EBITDA	261.0	214.7	21.6	19.8
EBIT before one-offs	239.7	199.0	20.4	18.5
EBIT	**235.6**	**195.4**	**20.6**	**18.6**
EBIT margin (EBIT/net sales)	**23.4%**	**20.7%**		
Profit before tax	198.3	172.4	15.0	13.0
Group and minorities' net profit	137.5	126.7	8.5	6.8
Group net profit	**137.1**	**126.5**	**8.3**	**6.6**
Basic earnings per share (€)	0.48	0.44		
Diluted earnings per share (€)	0.47	0.44		
Average number of employees	2,176	1,646		
Free cash flow	184.3	123.0		
Acquisitions of companies and trademarks	441.1	86.6		
Net debt	630.8	326.2		
Shareholders' equity – Group and minorities	1,046.0	955.0		
Fixed assets	1,519.8	1,137.5		
ROI % (EBIT/fixed assets)	**15.5%**	**17.2%**		

CORPORATE OFFICERS

BOARD OF DIRECTORS [(1)]

Luca Garavoglia
Chairman

Robert Kunze-Concewitz
Managing Director and Chief Executive Officer

Paolo Marchesini
Managing Director and Chief Financial Officer

Stefano Saccardi
Managing Director and General Counsel and Business Development Officer

Eugenio Barcellona
Director and member of the Remuneration and Appointments Committee

Enrico Corradi
Director, member of the Remuneration and Appointments Committee and member of the Audit Committee

Cesare Ferrero
Director and member of the Audit Committee

Marco P. Perelli-Cippo
Director and member of the Audit Committee

Renato Ruggiero
Director and member of the Remuneration and Appointments Committee

BOARD OF STATUTORY AUDITORS [(2)]

Antonio Ortolani
Chairman

Alberto Lazzarini
Statutory Auditor

Giuseppe Pajardi
Statutory Auditor

Alberto Giarrizzo Garofalo
Deputy Auditor

GianPaolo Porcu
Deputy Auditor

Paolo Proserpio
Deputy Auditor

INDEPENDENT AUDITORS [(3)]

Reconta Ernst & Young S.p.A.

(1) The nine members of the Board of Directors were appointed on 24 April 2007 by the shareholders' meeting and will remain in office for the three-year period 2007-2009. Luca Garavoglia was nominated as Chairman and granted powers in accordance with the law and the Company's articles of association.
The shareholders' meeting of 29 April 2008 ratified the appointment of Robert Kunze-Concewitz as Director on 8 May 2007.
At the same meeting, the Board of Directors vested Managing Directors Paolo Marchesini and Stefano Saccardi with the following powers for three years until approval of the 2009 accounts:
- with individual signature: powers of ordinary representation and management, within the value or time limits established for each type of function
- with joint signature: powers of representation and management for specific types of functions, within the value or time limits deemed to fall outside ordinary activitiesOn 14 May 2008 the Board of Directors confirmed Robert Kunze-Concewitz in the post of Managing Director with the same powers as those granted on 23 July 2007 and those granted to Paolo Marchesini and Stefano Saccardi.

(2) The Board of Statutory Auditors was appointed by the shareholders' meeting of 24 April 2007 and will remain in office until the approval of the 2009 accounts.

(3) The shareholders' meeting of 24 April 2007 also confirmed the appointment of the company to audit the 2007, 2008 and 2009 accounts.

DIRECTORS' REPORT

SIGNIFICANT EVENTS DURING THE YEAR

Acquisition of Odessa

On 13 March 2009, the Campari Group completed the purchase of 99.25% of the capital of the Ukrainian company CJSC Odessa Plant of Sparkling Wines; minority shareholders, other than the sellers, hold 0.75% of this company's capital.

The price paid in cash was US$ 18.1 million (corresponding to €14.3 million at the exchange rate on the closing date); the total value of the investment, including related costs and net debt acquired was €14.8 million.

Campari shares listed on FTSE MIB index

The Campari stock joined the FTSE MIB index (which replaced the S&P/MIB from 1 June 2009) with effect from market close on 20 March 2009; it began trading on the index on 23 March 2009.

The FTSE/MIB index measures the performance of 40 listed Italian companies selected from the shares traded on the Borsa Italiana main market.

The inclusion of the Campari stock follows a review of the index constituents by the index provider, based on the criteria of sector representation, floating capital and volumes traded.

Acquisition of 50% of MCS

On 10 April 2009, the Campari Group formalised the acquisition, from the Marnier Lapostolle group, of 50% of MCS S.c.a.r.l, a joint venture operating in Belgium and Luxembourg, which in 2008 booked net sales of €15.9 million.

As a result, the company, now wholly-owned, was fully consolidated starting on the acquisition date.

Ordinary shareholders' meeting of the Parent Company

On 30 April 2009, the ordinary shareholders' meeting of Davide Campari-Milano S.p.A. approved the accounts for the year ending 31 December 2008 and agreed the payment of a dividend of €0.11 per share (excluding own shares), unchanged from last year.

The meeting also voted to authorise the Board of Directors to purchase and/or sell own shares, mainly for the purpose of stock option plans.

Acquisition of Wild Turkey and related source of funding (term and revolving loan facility)

On 29 May 2009, the Campari Group finalised the acquisition of Wild Turkey from the Pernod Ricard group, thereby strengthening its position among the leaders on the US premium spirits market and on some important international markets.

The final price paid to the seller was US$ 578.7 million, after the contractual price adjustments made before and after the closing of the deal, of +US$ 6.4 million and −US$ 2.7 million respectively.

The price corresponds to 9.8 times the contribution margin (i.e. gross profit after advertising and promotional costs) achieved by the seller in the last year and 12 times the EBITDA expected by the Campari Group for the first 12 months following completion of the transaction.

The acquisition includes the Wild Turkey and American Honey brands, the Wild Turkey distillery in Kentucky, US, and stocks of liquid in the ageing process and finished products.

Wild Turkey is a global brand, with annual sales in excess of 800,000 nine-litre cases in more than 60 markets, and is one of the leading premium brands of Kentucky bourbon worldwide.

The US is the most important market, generating around half the brand's sales, followed by Australia and then Japan.

The acquisition, worth a total of €418.4 million at the exchange rate on the day of closing and including additional costs, was initially financed through a term and revolving loan facility, lasting between two and three years, extended to the buyer by a group of leading banks (Bank of America, BNP Paribas, Calyon and Intesa Sanpaolo).

Private Placement of senior unsecured notes on the US market

On 18 June 2009, the Campari Group completed a private placement with US institutional investors (US private placement) of senior unsecured notes worth US$ 250 million.

Bank of America Merrill Lynch (lead bookrunner) and Calyon Securities (US) acted as placement agents.

The transaction is structured over three tranches, of US$ 40 million, US$ 100 million and US$ 110 million respectively, with bullet maturities in 2014, 2016 and 2019 (i.e. at five, seven and ten years).

The fixed coupons for the three tranches are respectively 6.83%, 7.50% and 7.99%.

The notes were issued by Redfire, Inc., based in Delaware (US), a wholly-owned subsidiary of the parent company Davide Campari-Milano S.p.A.

The cash generated by the issue was used to pay back part of the term and revolving loan facility, significantly lengthening maturities at more favourable interest rates.

Termination of the distribution agreement for Grand Marnier in Germany

The distribution of Grand Marnier in Germany was terminated on 1 July 2009.

Société des Produits Marnier-Lapostolle S.A., owner of the Grand Marnier brand, announced its intention to use a single international distributor, and thus, on their natural maturity date, all existing distribution agreements with other partners, including the Campari Group for some European markets, will not be renewed. As a result, on 1 January 2010 distribution of Grand Marnier in Italy also ceased, and will later also be terminated in Switzerland (2011) and Belgium (2012).

Creation of Campari Australia

In August 2009, Campari Australia Pty Ltd. was created, with its registered office in Sydney.

Its creation was closely related to the acquisition of Wild Turkey, for which Australia is the second largest world market.

The new structure, which became operational at the beginning of April 2010, will directly manage marketing, sales and distribution of the Group's brands (this was previously handled by third-party distributors) in the Australian market. However, marketing of the Wild Turkey brand will begin on 1 July 2010 when the temporary distribution agreement stipulated with the seller at the time of the acquisition expires.

Unrated eurobond on the Euro capital markets

At the beginning of October 2009, the Campari Group completed an unrated €350 million bond issue on the Euro capital markets, with a maturity of seven years.

Banca IMI, BNP Paribas and Calyon acted as joint lead managers and bookrunners for the issue.

On 14 October 2009, the bonds were admitted to listing on the Luxembourg stock market, and since that time have traded in the related regulated market.

The bond pays a fixed annual coupon of 5.38% and the issue price was 99.43% of par, corresponding to a gross yield to maturity of 5.48%.

Acquisition of a further 30 % of Sabia S.A.

On 5 November 2009, the Campari Group completed the acquisition of a further 30% stake in Sabia S.A., which, as a result, became a wholly-owned subsidiary of the Group.

The value of the transaction was US$ 3.1 million (equivalent to around €2.1 million at the exchange rate in force on the date of the transaction).

The acquisition was carried out by exercising call/put options in accordance with the terms stipulated in November 2008 at the time the majority stake was acquired in the company. As a result of an agreement between the parties, the transaction was also finalised ahead of the originally scheduled date in 2012.

GROUP OPERATING AND FINANCIAL RESULTS

Sales performance

Overall performance

One of the Campari Group's many satisfactory accomplishments of 2009 was clearly the achievement of the symbolic, but important milestone of sales reaching € 1 billion.

Net sales in 2009 totalled € 1,008.4 million with an overall increase of 7.0% on 2008.

This robust growth was achieved mainly as a result of external growth, primarily attributable to the acquisition of Wild Turkey, which had an impact of 7.3%, and to a lesser extent, to exchange rate changes, which had a positive net impact of 0.7% compared with the previous period.

On a same-structure basis and at constant exchange rates, there was a slight organic decline in sales (−1.0%), which can still be seen in a positive light given the difficult environment in which the Group operated in 2009, and especially given the sales trend in the second half of the year.

As a result of the financial crisis that flared up at the end of 2008 and the resulting credit crunch, a major feature of 2009 was the widespread inventory reductions in distribution channels, which, despite the largely unchanged levels of end consumption of spirits worldwide, had a considerable negative impact on the sales of all players in the sector. This phenomenon was more marked in the US, Brazil and Eastern European markets, while it was more contained in Italy, Germany and Central Europe.

Partly as a result of the related decline in the downward trend in inventories in distribution channels, the Campari Group's sales saw a positive reversal of trend from an organic decline of 3.0% in the first half to modest organic growth of 0.7% in the second half.

The table below shows the year-on-year change in net sales in value and percentage terms.

	€million	% change on 2008
– Net sales 2009	1,008.4	
– Net sales 2008	942.3	
Total change	**66.1**	**7.0%**
of which:		
organic growth	–9.4	–1.0%
external growth	68.9	7.3%
exchange rate effect	6.6	0.7%
Total change	**66.1**	**7.0%**

The overall organic reduction of 1.0% was mainly the result of largely different sales results in the various countries, which resulted in uneven performance for major brands in each market.

As an example, following the above-mentioned inventory reductions of distributors, the Group's sales in Brazil and Eastern European markets slowed considerably, with a resulting direct impact on the overall performance of brands such as Campari and Cinzano vermouth.

As regards other major brands, performance for the year was especially positive for Aperol, due to solid double-digit growth in Italy and the excellent results generated in Germany and Austria. Performance was good for SKYY Vodka, Campari Soda and Cinzano sparkling wines, while sales for Crodino were largely unchanged.

External growth in 2009 was €68.9 million, up 7.3% on sales in 2008.

The majority of this growth, at 5.4%, is due to the acquisition of Wild Turkey, which posted seven-month sales of €51.1 million (the deal was closed on 29 May 2009).

Other Group brands that contributed to external growth in the period were Espolon in Mexico and, for nine months, Odessa sparkling wines in Ukraine, while the distribution of third-party brands led to net external growth of €11.5 million in terms of sales, largely thanks to new distribution agreements in Germany (Licor 43) and in Brazil (Cointreau).

2009 sales: breakdown of external growth	€ million
Wild Turkey business	51.1
Odessa	4.6
Espolon	1.7
Subtotal – Group brands	**57.4**
Termination of distribution of Grant's and Glenfiddich in Italy	–2.2
Commencement of distribution of Licor 43 in Germany, Cointreau in Brazil and other third-party brands distributed in Argentina and Belgium	13.7
Sub-total – third-party brands	**11.5**
Total external growth	**68.9**

Exchange rates had a positive effect on sales of 0.7% overall in 2009, mainly due to the strengthening of the US dollar against the euro: the average euro/dollar exchange rate during the period was 1.393, as the dollar rose 5.6% compared to the average figure for 2008 (1.471).

In contrast, the average exchange rates of the Brazilian real and UK sterling weakened by 3.5% and 10.6% respectively against the euro.

However, it should be noted that at the end of the year, there were significant reversals of trend: at 31 December 2009, the US currency had, in fact, depreciated by 3.4% against the euro compared to 31 December 2008 (as opposed to the average exchange rate which appreciated by 5.6%), while the Brazilian real appreciated by 29.2% in December 2009 compared to 31 December 2008 (as opposed to the average rate which depreciated by 3.5%).

The table below shows the average exchange rates in 2009 for the currencies of greatest importance for the Group.

Exchange rates	2009	2008	% change
US$ x 1 € annual average	1.393	1.471	5.6%
US$ x 1 € at 31 December	1.441	1.392	–3.4%
BRL x 1 € annual average	2.771	2.675	–3.5%
BRL x 1 € at 31 December	2.511	3.244	29.2%
CHF x 1 € annual average	1.510	1.587	5.1%
CHF x 1 € at 31 December	1.484	1.485	0.1%
CNY x 1 € annual average	9.517	10.225	7.4%
CNY x 1 € at 31 December	9.835	9.496	–3.5%
GBP x 1 € annual average	0.891	0.797	–10.6%
GBP x 1 € at 31 December	0.888	0.953	7.3%
ARS x 1 € annual average	5.202	4.641	–10.8%
ARS x 1 € at 31 December	5.462	4.804	–12.0%

Sales by region

The acquisition of Wild Turkey, a business that is heavily concentrated in the United States and the Asia Pacific region, has allowed the Group to make a significant step forward in terms of both size and regional diversification, one of the key pillars of the Group's growth strategy.

As a result, in 2009, for the first time in the Group's history, the Italian region had sales representing less than 40% of the total: 38.5% compared to 41.1% in 2008. By contrast, the Americas area represented 32.3% of sales (31.5% in 2008), and the rest of the world and duty free rose sharply from 4.8% in 2008 to 6.3%.

The table below provides a breakdown of the overall growth of 7.0% by region, all of which reported positive growth, but at different rates.

	2009		2008		% change
	€ million	%	€ million	%	2009/2008
Italy	388.1	38.5%	387.3	41.1%	0.2%
Europe	231.6	23.0%	212.9	22.6%	8.8%
Americas	325.3	32.3%	296.5	31.5%	9.7%
Rest of the world and duty free	63.5	6.3%	45.6	4.8%	39.3%
Total	**1,008.4**	**100.0%**	**942.3**	**100.0%**	**7.0%**

Excluding the positive impact of exchange rate fluctuations and in particular external growth, Italy and Europe recorded organic growth, while the Americas, Rest of the world and duty free declined.

Breakdown of % change	Total	Organic growth	External growth	Exchange rate effect
Italy	0.2%	0.8%	-0.6%	0.0%
Europe	8.8%	4.5%	4.3%	0.0%
Americas	9.7%	-7.2%	14.9%	2.0%
Rest of the world and duty free	39.3%	-1.5%	38.9%	1.9%
Total	**7.0%**	**-1.0%**	**7.3%**	**0.7%**

Specifically, in 2009 **Italy** reported relatively stable sales on the previous year, with overall growth of 0.2%; on a same-structure basis (i.e., excluding the decrease caused by the discontinued distribution of Glenfiddich and Grant's), the result is slightly better (+0.8%).

In light of the difficult Italian economic situation, achieving even a modest degree of organic sales growth can be considered better than satisfactory performance.

The gradual spread throughout Italy of the phenomenon of diluted aperitifs, which was previously confined to the north-eastern area of the country, represents an attractive growth opportunity for the Group in the short and medium term.

In addition to Aperol, which again reported double-digit growth, sales of the two core brands, Campari and Campari Soda also increased in 2009.

In **Europe**, overall growth was 8.8%, comprising equal amounts of organic growth (4.5%) and external growth (4.3%) mainly due to sales of Odessa sparkling wines in Ukraine and third-party brand Licor 43 in Germany.

As regards organic sales growth, the net increase was due to two opposite trends, as described below.

On the positive side, some Western European markets, such as Germany and Austria, posted excellent performance since Aperol's sales grew at a much greater-than-expected rate.

On the negative side, sales lagged in Russia and the entire Eastern European area, where the severe credit crunch, related to the global financial crisis, resulted in a sharp slowdown in orders by local distributors bringing a drastic reduction in stock levels in its wake.

This unfavourable situation, which is driven more by the economy than structural issues, is likely to decline over time. In fact, signs of recovery could already be seen in December 2009.

In the **Americas**, sales rose by a total of 9.7% on the back of a sharp rise in external growth (+14.9%) and a positive exchange rate effect (+2.0%). Adjusted for these effects, there would have been an organic decline of 7.2%.

The two tables below set out the results for the region in greater detail, making it possible to analyse sales performance in the two main markets, the US and Brazil.

	2009		2008		% change
	€ million	%	€ million	%	2009/2008
US	227.7	70.0%	203.2	68.5%	12.1%
Brazil	65.3	20.1%	76.6	25.8%	–14.7%
Other countries	32.2	9.9%	16.7	5.6%	92.7%
Total	**325.3**	**100.0%**	**296.5**	**100.0%**	**9.7%**

Breakdown of % change	Total	Organic growth	External growth	Exchange rate effect
US	12.1%	–9.6%	16.8%	4.9%
Brazil	–14.7%	–13.6%	1.8%	–2.9%
Other countries	92.7%	51.7%	51.8%	–10.8%
Total	**9.7%**	**–7.2%**	**14.9%**	**2.0%**

In the **US**, sales in 2009 grew by 12.1% due to the significant contribution from the acquisition of Wild Turkey, which generated external growth of 16.8% in just seven months, and the strengthening of the US dollar, which had a positive impact of 4.9%; thus, in organic terms, sales in the US market were down by 9.6%.

This decline was almost entirely due to the reduction of distributors' stocks, while, on the whole, the consumption of spirits in the US remained stable at the level of the previous year. This destocking trend had a negative impact on the third-party brands distributed by the Group and on the Group's brands such as Cabo Wabo and X-Rated Fusion Liqueur.

The sole positive exception was SKYY vodka, which, despite distributors' sharp reduction in stocks, benefited from strong growth in the end consumption of the core product and from the major success achieved in the area of product innovation (SKYY Infusions). Thus, sales to distributors were largely unchanged from the previous year.

In **Brazil,** the 14.7% decline in total sales in 2009 was caused by a substantial drop in organic growth (13.6%), on top of which there was also the unfavourable impact of the depreciation of the Brazilian real (2.9%); this was partially offset by modest external growth (+1.8%) as a result of the launch of the production and distribution of Cointreau.

In 2009 in Brazil, there was a sharp discrepancy between the trend in end consumption of the Group's brands and the more pronounced and widespread decline in sales due to a number of specific contributing factors.

Firstly, the figures for 2009 are well below those for 2008 when sales were exceptionally high at the end of the year as a result of the announced increase in excise duties (IPI) scheduled for 1 October 2008 (but which actually occurred on 1 January 2009), with a resulting dramatic reduction in orders in the first part of the year.

Secondly, although the credit crunch affected all economies around the world, Brazil was particularly hard hit and this had a significant impact on the stocking policies of wholesalers in traditional sales channels, which account for the largest part of the market.

Thirdly, the change in the commercial policy implemented by the Group at the beginning of the year with the aim of reducing its dependence on individual customers and expand its customer base resulted in further destocking by distributors due to the process of disintermediation that occurred in respect of customers representing a significant proportion of the business.

Sales in the second half of the year showed that this trend had slowed, and the last quarter of 2009 was in line with the previous year.

The **other countries in the Americas**, whose sales are just over 3% of the Group's total, ended 2009 with growth of 92.7%. They also benefited from the Group's larger direct presence in two significant markets, Argentina and Mexico, as a result of the acquisitions of Sabia S.A. and Destiladora San Nicolas, S.A. de C.V.

Of the overall increase in sales, 51.8% was due to external growth (Espolon in Mexico and the new third-party brands distributed in Argentina), and 51.7% to organic growth.

The not insignificant negative exchange rate effect was due to the depreciation of the Mexican peso and the Argentinian peso.

Although the **Rest of the world and duty free segment** represent only 6.3% of the Group's overall sales, this area expanded the most, posting overall growth of 39.3%, due almost entirely to the sales of Wild Turkey in Australia, Japan and the duty free channel.

With regard to the Wild Turkey acquisition, note that Australia and Japan are the second and third largest markets respectively for this business and collectively generate over 40% of sales.

Sales by business area

Total sales growth of 7.0% achieved by the Group in 2009 was entirely due to the good performance achieved by spirits (+11.4%), while the other businesses (wines, soft drinks and other sales) ended the year in decline.

The first of the two tables below shows growth in sales by business area, while the second breaks down the overall change in each segment by organic growth (contraction), external growth and the effect of exchange rate movements.

	2009		2008		% change
	€million	%	€million	%	2009/2008
Spirits	739.6	73.3%	663.9	70.5%	11.4%
Wines	154.9	15.4%	157.6	16.7%	–1.7%
Soft drinks	100.3	9.9%	103.0	10.9%	–2.6%
Other drinks	13.7	1.4%	17.8	1.9%	–23.1%
Total	**1,008.4**	**100.0%**	**942.3**	**100.0%**	**7.0%**

Breakdown of % change	Total	Organic growth	External growth	Exchange rate effect
Spirits	11.4%	0.9%	9.5%	1.0%
Wines	–1.7%	–5.6%	3.9%	0.0%
Soft drinks	–2.6%	–2.6%	0.0%	0.0%
Other drinks	–23.1%	–20.8%	0.0%	–2.3%
Total	**7.0%**	**–1.0%**	**7.3%**	**0.7%**

Spirits

In 2009, sales of spirits totalled €739.6 million and accounted for 73.3% of total Group sales (versus 70.5% in 2008).

The recent major acquisition of Wild Turkey further strengthened the Group's presence in the core spirits segment at higher margins.

Total sales in the spirits segment grew by 11.4%, and the only external growth component, which was generated by Wild Turkey, Espolon and the distribution of new brands, was 9.5%, while exchange rates had a net positive impact of 1.0%.

On a same structure basis and at the same exchange rates as in 2008, spirits generated organic sales growth of 0.9%, which, although modest, was an encouraging positive sign.

As for the Group's main brands, sales of **Campari** were down 7.3% at constant exchange rates (−7.4% at actual exchange rates) in 2009.

This unfavourable result was due to the sharp reduction of stocks and orders that affected sales in Brazil and Russia, and more generally, throughout Eastern Europe.

Specifically, the sharp decline in sales in Brazil, the largest market for the brand in terms of sales volume and second largest in terms of value, had a significant negative impact on the brand's overall performance.

In contrast, Campari achieved sales growth in both Italy and Germany, the largest and third-largest markets for this brand, and in other major European markets such as Belgium and Spain.

The **SKYY** brand, which includes the SKYY Infusion range, closed the year up 1.3% at constant exchange rates (+6.1% at actual exchange rates due to the strengthening of the US dollar).

In the US market, which represents about 85% of the brand's sales, SKYY sales were down slightly (−0.7%), which, however, was not reflected in depletion trends (distributor sales to end customers), which instead posted sales volume growth of 6.85%. The difference between the two figures is due to the reduction in distributors' inventories.

Sales outside the US were very positive with overall double-digit growth due to:

- excellent growth in the Brazilian market, where the production of SKYY Vodka for the local market started at the end of 2008;
- new markets, including China, which looks like it will have attractive growth prospects;
- good results achieved in export markets, which have been traditionally strong, such as Germany and the UK.

In 2009 sales of **Aperol** increased by 40.3%.

Since 2004, the year the Group acquired this brand, sales have grown at a non-stop, double-digit pace.

The Italian market, which currently represents about 70% of sales, continues to grow at a pace of between 15% and 20%. The brand's excellent performance was also due to an incredible upswing in Germany, Austria, and to a lesser extent, Switzerland. These are markets in which the brand is achieving considerable sales volumes in a short period of time with the support of an effective marketing campaign.

Sales of the **Campari Soda** brand, which is crucial for the Italian market, ended the year with satisfactory growth of 2.2%.

Sales of **Brazilian brands** (Old Eight, Drury's and Dreher) recorded a 14.9% decline in local currency and a 17.8% decline at actual exchange rates following the fall in value of the Brazilian real.

Of all the various factors (see comments above) that had a negative impact on the Group's performance in the Brazilian market, the increase in excise duties at the beginning of 2009 was undoubtedly the one that most hurt sales of locally produced whiskies such as Old Eight and Drury's.

In fact, these products, which are already at a high price point relative to the purchasing power of an average consumer, but still relatively affordable, suffered greatly from the proportionally higher price increase than those introduced on other products.

In this regard, note that in Brazil excise duties are determined in proportion to the sales price and not as a function of alcoholic content, which is typically the case in other markets.

Sales of **Glen Grant** dropped by 3.8% (at both constant and actual exchange rates) due mainly to the Italian market where Scotch whisky sales continue to fall. Glen Grant is still, however, the market leader, and marginally improved its market share.

On the other hand, sales of **Old Smuggler** posted robust growth of 22.9% at constant exchange rates (+17.6% at actual exchange rates due to the fall in value of the Argentine peso) thanks to good results achieved in Belgium and China.

2009 was also a good year for **Ouzo 12** with sales up 7.0% at constant exchange rates (+7.1% at actual exchange rates) on the back of solid growth reported – due in part to the launch of the 12 Gold line extension – in the

German market, which is now the brand's largest market by a wide margin. This offset the decline in the Greek market, where there the ouzo segment is fiercely competitive.

Sales of **Cynar** were up 17.1% at constant exchange rates (16.9% at actual exchange rates), due to the brand's positive performance in its three major markets: Italy, Switzerland and Brazil.

Results for Cynar in Brazil, where the drink is sold at an affordable price point, were in sharp contrast to the sales of all the Group's other brands in this market.

The trend of **X-Rated Fusion Liqueur** sales, which are almost entirely concentrated in the US market, declined by 3.1% in 2009 in local currency (+1.9% at actual exchange rates).

Although destocking by US distributors hit sales, depletion data (sales of distributors to the retail market) still continued to exhibit a positive trend, also posting double-digit growth (17.8%) in 2009 .

During the year, distribution of the brand began in Canada, Italy and the duty free channel with encouraging results.

2009 was clearly a difficult year – and hence a year of transition – for **Cabo Wabo** tequila, whose sales dropped by 52.1% (49.8% at actual exchange rates).

The phenomenon of destocking of this brand by distributors, which has been noted on several occasions, was particularly pronounced, and built into the Group's plans to some extent ahead of the introduction of new packaging.

In addition, end consumption of Cabo Wabo suffered during the year due to its strong presence in the on-trade channel, which experienced a sharp decline in volume in 2009 to the benefit of the off-trade channel. The decline was also due to the brand's premium positioning.

As for the Group's other spirits brands, sales of **Zedda Piras** Mirto di Sardegna declined in 2009 (−3.1%) as did those of **Aperol Soda** (−1.7%), while **Biancosarti** posted an increase (+2.7%).

Sales of the principal **third-party brands** in 2009 were as follows:

- sales of Jägermeister, which is distributed on the Italian market, were up 2.6%;
- performance in line with the previous year for Jack Daniel's, which is also distributed on the Italian market;
- a 21.5% decline at constant exchange rates (−18.0% at actual exchange rates) for Scotch whiskies, which are distributed in the United States, largely attributable to the negative trend for Cutty Sark, and to a lesser extent, the trend in Morrison Bowmore whiskies;
- sales of C&C group brands rose by 2.2% (+7.5% at actual exchange rates);
- sales of Suntory brands decreased by 25.8% (22.3% at actual exchange rates);
- sales of Russian Standard vodka increased by 20% and were achieved mainly in Switzerland, Germany and Austria.

Wines

Wine sales in 2009 totalled €154.9 million, a decrease of 1.7% compared with 2008.

Starting in the second quarter of the year, sales for this business area, which in 2009 represented 15.4% of the total, included Odessa sparkling wines, which together with the wine brands distributed by Sabia S.A. in Argentina, generated external growth of 3.9%; thus, on a same-structure basis, wine sales were down 5.6%.

This unfavourable performance was heavily affected by sales of **Cinzano vermouth**, which were down 15.5% (15.8% at actual exchange rates).

Despite the good performance reported in Germany and Italy, the brand's second and third largest markets, sales of this brand slowed significantly due to the dramatic reduction in orders from the principal market, Russia, as a result of the serious liquidity crisis that affected all Eastern European countries.

In contrast, sales of **Cinzano sparkling wines** were up 2.5% (+2.8% at actual exchange rates) due to the excellent sales performance reported in Germany, where the consumption of sparkling wines is relatively

even throughout the year. This offset the negative season in the Italian market where the Group also decided to reduce the promotional investment that is essential for bolstering crucial sales in the last two months of the year.

The Group's two other sparkling wine brands, whose sales are heavily concentrated in a limited number of markets, showed contrasting trends.

Riccadonna sales rose in the period, with growth of +3.2% at constant exchange rates (+3.1% at actual exchange rates), owing to the results achieved in Australia and New Zealand.

In contrast, **Mondoro** sales, which are mainly concentrated in Russia, declined sharply by 34.8% (at both constant and actual exchange rates). The same as for all sales in the Russian market, discussed above, also apply to this brand: the decline was due to the dramatic slowdown in orders from distributors as a result of the liquidity crisis under way.

As regards still wines, overall sales of the Group's brands in 2009 were down, but there were a few bright spots among these brands.

Sales of **Sella & Mosca** were down 4.4%, largely due to the decline in consumption in the Italian restaurant market, the brand's largest market. As regards exports, the good results achieved in many markets were unfortunately offset by a major slowdown in orders from the US, the primary foreign market.

On the other hand, sales in 2009 were in line with the previous year for **Teruzzi & Puthod** wines (−0.1%), with growth reported for **Cantina Serafino** Piedmont wines (+19.5%), albeit on more modest volumes.

Soft drinks

In 2009, soft drink sales, which represent 9.9% of the Group's total sales, were € 100.3 million, a 2.6% drop on the same period in 2008.

Sales of **Crodino**, which in Italy represent 95% of the total, were largely stable (−0.1%).

Sales of the Group's other brands of soft drinks fell, partly as a result of less-than-favourable weather in the important second quarter of the year; in particular, sales of **Lemonsoda,** Oransoda and Pelmosoda were down 2.8% overall, while **Crodo mineral waters** declined by 35.3% compared to 2008.

Other sales

Other sales (which include sales of raw materials and semi-finished goods to third parties and co-packing revenues), representing only 1.4% of the Group's total sales, fell sharply compared to last year, by 20.8% at constant exchange rates (23.2% at actual exchange rates) to € 13.7 million.

The negative result was largely due to lower sales of malt distillate produced and sold in Scotland by Glen Grant Distillery Company Ltd, and was exacerbated by the negative exchange rate effect on these sales caused by the depreciation of sterling against the euro.

Consolidated income statement

The Group's operating performance in 2009 was excellent reflecting double-digit growth in EBIT and an 8.3% increase in net profit.

The consolidation of sales and the margins related to the acquisition of Wild Turkey, which affected results for the seven months from June to December, had a significant impact on performance for the period, which even on a same-structure basis with the previous year, was positive and highly satisfactory.

Note also that the 8.3% growth in net profit took into account the high one-off financial charges related to structuring the loan to acquire Wild Turkey.

	2009		2008		% change
	€ million	%	€ million	%	%
Net sales	**1,008.4**	**100.0**	**942.3**	**100.0**	**7.0**
Cost of goods sold after distribution costs	(435.6)	–43.2	(428.2)	–45.4	1.7
Gross profit after distribution costs	**572.8**	**56.8**	**514.1**	**54.6**	**11.4**
Advertising and promotional costs	(171.6)	–17.0	(172.9)	–18.3	–0.7
Contribution margin	**401.2**	**39.8**	**341.2**	**36.2**	**17.6**
Structure costs	(161.4)	–16.0	(142.2)	–15.1	13.5
EBIT before one-offs	**239.7**	**23.8**	**199.0**	**21.1**	**20.4**
One-offs: income and charges	(4.1)	–0.4	(3.6)	–0.4	–
EBIT	**235.6**	**23.4**	**195.4**	**20.7**	**20.6**
Net financial income (charges)	(28.9)	–2.9	(18.9)	–2.0	52.9
Non-recurring financial charges	(7.7)	–0.8	(3.3)	–0.4	–
Profit (loss) of companies valued at equity	(0.8)	–0.1	0.2	–	–
Put option charges	–	–	(1.0)	–0.1	–
Profit before taxes and minority interests	**198.3**	**19.7**	**172.4**	**18.3**	**15.0**
Tax	(60.8)	–6.0	(45.7)	–4.8	33.1
Net profit	**137.5**	**13.6**	**126.7**	**13.5**	**8.5**
Minority interests	(0.4)	–	(0.2)	–	–
Group net profit	**137.1**	**13.6**	**126.5**	**13.4**	**8.3**
Total depreciation and amortisation	(25.4)	–2.5	(19.3)	–2.0	31.6
EBITDA before one-offs	265.1	26.3	218.3	23.2	21.4
EBITDA	**261.0**	**25.9**	**214.7**	**22.8**	**21.6**

Net sales for the period totalled **€ 1,008.4 million**, with overall growth of 7.0%; on a same-structure basis and at constant exchange rates, they fell by 1.0%, while external growth and exchange rate movements had positive effects, of 7.3% and 0.7% respectively.

For more details on these effects and on sales by region and business area, please refer to the sales performance section above.

The overall trend in **cost of goods sold** was excellent since its percentage of sales dropped by 2.2 percentage points from 45.4% last year to 43.2% in 2009.

Several factors contributed to this good result.

Firstly, a number of significant efficiency improvements were made in industrial operations. These were achieved through cost containment efforts at plants and by performing production processes in house that were previously outsourced.

Raw materials prices fell due to low inflation and further savings were obtained by centralising the purchasing of certain product categories.

Finally, average distribution costs rose only slightly following sharp increases last year due to high oil prices.

The overall reduction in cost of goods sold as a percentage of sales was undoubtedly due also to a more favourable sales mix; compared with the previous year, spirits – which on average offer greater profitability – posted double-digit growth in 2009, while sales of wines and soft drinks declined.

The consolidation of Wild Turkey alone, which is a high-margin spirits brand, had a positive effect of 0.8 percentage points on the cost of goods sold as a percentage of the Group's sales.

Gross profit rose by 11.4% to €572.8 million as the increase in sales (+7.0%) far outstripped that of the cost of goods sold (1.7%); while the gross margin improved by 2.2 percentage points from 54.6% last year to 56.8% in 2009.

Advertising and promotional costs, which in absolute terms remained essentially unchanged from the previous year, represented 17.0% of sales, a decrease on the 2008 figure of 18.3%.

The reduction in the promotional and advertising push was due to more prudent investment planning, which was reviewed and optimised during the year in light of the unfavourable economic situation; the latter was particularly intense in certain key markets (primarily Eastern Europe, but also Brazil and the US).

However, the Group's reduced focus on advertising was less pronounced than that seen in the sector, which enabled it to increase its share of voice in certain key markets.

The **contribution margin** in 2009 came to €401.2 million, corresponding to an overall advance of 17.6% on 2008, broken down as follows:

- organic growth of 7.6%;
- external growth of 8.5%;
- a positive exchange rate effect of 1.4%.

As a percentage of sales, **structure costs**, which include sales and general and administrative expenses, rose from 15.1% in 2008 to 16.0% in 2009.

In absolute terms, the 13.5% overall increase in structure costs takes into account a significant effect (6.6%) related to changes in the basis of consolidation arising from the new operating subsidiaries in the US, Belgium, Argentina, Mexico and Ukraine, as well as start-up costs (reported as organic costs) for Campari Australia Pty Ltd., which will commence business operations in 2010.

To a lesser extent (+0.7%), the exchange rate effect resulted in higher structure costs since the strengthening of the US dollar outstripped the depreciation of the real in Brazil.

On a same-structure basis and at constant exchange rates, structure costs rose by a higher-than-expected 6.3%, partly as a result of one-off charges.

EBIT before one-offs was €239.7 million, an increase of 20.4% compared with 2008.

Excluding the positive effects of external growth (9.9%) and exchange rate effects (2.0%), organic growth in this item was 8.6%.

One-offs showed a net negative balance of €4.1 million in 2009, an increase on the net negative figure of €3.6 million in 2008.

The most significant items that affected the 2009 figure included, on the charges side, asset write-downs of €5.8 million, restructuring costs and provisions of €2.1 million and other one-off charges totalling €2.6 million (consisting of provisions for risks and future liabilities, liquidation costs, penalties and indemnities); while income included fair value adjustments to the debt payables relating to Cabo Wabo put options and X-Rated Fusion Liqueur earn-outs totalling €6.4 million.

Further details on one-offs reported in both years is provided in note 18 to the consolidated accounts – other one-offs and charges.

In 2009, **EBIT** was €235.6 million, representing an overall increase of 20.6% on 2008; looking only at the significant positive effect of external growth and the more limited impact of exchange rate fluctuations, there was still solid organic growth of 8.7%.

ROS, i.e., the percentage of EBIT to net sales, rose by 2.7 percentage points from 20.7% last year to 23.4% in 2009.

Depreciation and amortisation totalled €25.4 million, a €6.1 million increase on 2008, mainly due to the consolidation of the newly-acquired companies, all of which are involved in production activities.

As a direct result of the higher depreciation and amortisation charges, EBITDA showed slightly higher growth than EBIT.

In particular, **EBITDA before one-offs** increased by 21.4% (organic growth alone was up 9.2%) to €265.1 million, while **EBITDA** rose by 21.6% to €261.0 million with organic growth of 9.3% (excluding 10.5% in external growth and 1.8% in exchange rates).

Net financial charges rose sharply to €36.6 million, from €22.2 million in 2008.

The significant increase over the previous year was partly due to the Group's higher average debt and partly due to one-off financial charges. To allow for a more accurate analysis of these two components, interest was separated into two items in the income statement.

Net financial charges rose by €10.0 million over the previous year to €28.9 million.

Average annual debt in 2009 was €521.7 million, an increase on the €314.6 million in 2008, due to the acquisitions made (especially Wild Turkey, which was finalised at the end of May, in the amount of €418.4 million).

However, average debt costs, before one-off charges, remained essentially unchanged at 5.4% in 2009 compared to 5.5% in 2008.

In addition, one-off financial charges of €7.7 million were posted in 2009 relating to the structuring of the term and revolving loan facility to acquire Wild Turkey. This was repaid by the Group following the private placement of senior unsecured notes in the US market and the unrated Eurobond in the Euro capital market.

In 2008, one-off financial charges totalled €3.3 million resulting from the write-down of interest rate hedging derivatives held with investment bank Lehman Brothers, which collapsed in September 2008.

The Group's portion of **profits (losses) of companies valued at equity** showed a negative balance of €0.8 million, compared with a positive balance of €0.2 million in 2008.

The companies accounted for by the equity method are trading joint ventures distributing products made by the Group and its Netherlands partners in India (from the start of 2009) and Belgium (until 31 March 2009). After that date, as noted, the entire operating joint venture in Belgium was purchased by the Group.

The item **charges for put option** (€1.0 million) on the 2008 income statement relates to minority interests in Cabo Wabo and Sabia S.A.

In light of the existence of the put/call options on these minority stakes, the holdings in Cabo Wabo and Sabia S.A. were reported at 100% in the financial statements, which also means that the price of the future acquisition of the minority stakes (20% of Cabo Wabo and 30% of Sabia S.A.) is recognised, while the related liability is included in the net debt position.

As a result, the portion of profit pertaining to minority interests was shown separately under the Group's liabilities as "charges for put options".

In 2009 there were no charges for put options since 30% of Sabia S.A. was acquired in advance by the Group in November 2009, while Cabo Wabo, LLC, the company holding the Cabo Wabo trademark (20% of which is still held by minority shareholders), did not generate profits.

Profit before tax and minority interests grew by 15.0% (+13.0% at constant exchange rates) compared with 2008, to €198.3 million.

Tax (deferred and current) totalled €60.8 million, an increase on the 2008 figure of €45.7 million.

The average tax rate for 2009 was higher than that recorded in 2008 for several reasons, most significantly, the geographic mix of places where taxable income was generated.

Net profit before minority interests was €137.5 million, up 8.5% on the previous year (+6.8% at constant exchange rates).

Minority interests were low, at €0.4 million (€0.2 million in 2008).

In 2009, **Group net profit** was € 137.1 million, an increase of 8.3% on 2008 (+6.6% at constant exchange rates), representing 13.6% of net sales.

Profitability by business area

The new accounting standard IFRS 8, which came into force on 1 January 2009, requires that segment information must be based on the factors considered by management when making operating decisions.

The Campari Group's primary reportable segment is business area; its results are therefore broken down into spirits, wines, soft drinks and other sales, and a results summary is provided for these four business areas.

The income statement figure used by the Campari Group to represent the profitability of its business areas is the contribution margin, which is the margin generated by sales after the cost of goods sold (including all logistical costs) and advertising and promotional costs.

The table below summarises the contribution of each segment to the total contribution margin, which in 2009 was €401.2 million, an increase of 17.6% versus 2008.

The portion of profits generated by spirits, which in 2008 accounted for 78.1% of the Group's contribution, increased further to 82.5%.

Contribution margin	2009		2008		2009/2008
	€ million	% of total	€ million	% of total	% change
Spirits	330.9	82.5%	266.5	78.1%	24.2%
Wines	30.8	7.7%	32.8	9.6%	-6.1%
Soft drinks	37.5	9.3%	38.4	11.3%	-2.5%
Other	2.0	0.5%	3.5	1.0%	-43.4%
Total	**401.2**	**100.0%**	**341.2**	**100.0%**	**17.6%**

This trend reflects and expands upon the previous analysis of sales, with the percentage of spirits rising from 70.5% in 2008 to 73.3% in 2009.

The subsequent tables summarise sales and profitability for each segment, with an analysis of organic growth, external growth and the exchange rate effect.

Spirits

Summary sales and profitability figures for spirits show a clear improvement in absolute terms over the previous year: sales rose by 11.4%, gross profit was up 15.5% and the contribution margin increased by 24.2%.

The sharp rise in profits (+24.2%, or €64.4 million) was mainly due to the acquisition of Wild Turkey, but also other factors such as a favourable sales mix, lower cost of goods sold, lower promotional and advertising investment and a positive exchange rate effect.

	2009		2008		2009/2008
	€million	% of sales	€million	% of sales	% change
Net sales	739.6	100.0%	663.9	100.0%	11.4%
Gross profit after distribution costs	466.0	63.0%	403.3	60.7%	15.5%
Contribution margin	330.9	44.7%	266.5	40.1%	24.2%

	total % change	organic growth	external growth	exchange rate effect
Net sales	11.4%	0.9%	9.5%	1.0%
Gross profit after distribution costs	15.5%	4.1%	9.9%	1.5%
Contribution margin	24.2%	11.6%	10.8%	1.8%

Looking first at gross profit, this item increased by a total of 15.5%, compared with smaller growth in sales of 11.4%.

The greatest impact on the increase in gross profit came from the Wild Turkey business, which contributed 7.7% to sales growth and 9.1% to gross profit growth; thus showing a high level of profitability.

In contrast, the remainder of the external change (mainly attributable to Espolon and third-party brands for which distribution was started in Germany and Brazil) contributed 1.8% to sales growth but only 0.8% to gross profit growth.

Due to the favourable sales mix and a reduction in industrial costs, the organic portion of the spirits business generated gross profit growth of 4.1%, although sales grew at a slower pace of 0.9%.

As regards sales mix, looking at only the most profitable key brands, Aperol's exceptional performance (with sales up by 40.3%) fully offset the decline in gross profit resulting from decreased sales of Campari, the Brazilian brands and Glen Grant.

In the area of industrial costs, in addition to the overall reduction in raw materials prices, which had a positive impact on the whole of the Group's income statement, spirits benefited from improved efficiency gains from the internationalisation of production processes that were previously outsourced (X-Rated Fusion Liqueur and Aperol Soda in Italy, Cabo Wabo in Mexico and Old Smuggler in Argentina).

In absolute terms, total promotional and advertising investment was slightly lower than in 2008 (−1.3%). However, excluding investment related to Wild Turkey, costs relating to the organic business fell by 9.5%.

Thus, growth in the contribution margin, which was 24.2% overall, was the result of organic growth of 11.6% (higher than the 4.1% growth in gross margin due to lower promotional and advertising expenses), external growth of 10.8% and an exchange rate effect of 1.8%.

Wines

The Group's wine brands exhibited a more pronounced reduction in the contribution margin, which was down 6.1% to €30.8 million, as a result of a slight decline in sales (−1.7%).

	2009		2008		2009/2008
	€million	% of sales	€million	% of sales	% change
Net sales	154.9	100.0%	157.6	100.0%	-1.7%
Gross profit after distribution costs	57.9	37.4%	59.6	37.8%	-2.9%
Contribution margin	30.8	19.9%	32.8	20.8%	-6.1%

	total % change	organic growth	external growth	exchange rate effect
Net sales	-1.7%	-5.6%	3.9%	0.0%
Gross profit after distribution costs	-2.9%	-4.4%	1.5%	0.1%
Contribution margin	-6.1%	-6.9%	0.9%	0.0%

The organic portion of the wines business benefited from reduced industrial costs and a favourable mix, which can be seen by analyzing the change in gross profit (−4.4%) compared to the change in sales (−5.6%).

External growth, which was largely attributable to Odessa sparkling wines, was 3.9% in terms of sales, but only 1.5% in terms of gross profit due to the lower profitability of the new brands compared with the average profitability of the Group's wines.

Overall, the contribution margin for wines fell more sharply (6.1%) than that of gross profit since the level of promotional and advertising investment remained unchanged on 2008 in absolute terms, and consequently increased as a percentage of sales.

Soft drinks

The profitability of this business area did not change substantially from 2008: net sales were about €100 million with a good level of profitability of over 37%.

Specifically, the contribution margin in 2009 was €37.5 million, a decrease of 2.5% on 2008m reflecting the same trend seen in sales.

	2009		2008		2009/2008
	€million	% of sales	€million	% of sales	% change
Net sales	100,3	100,0%	103,0	100,0%	–2,6%
Gross profit after distribution costs	47,0	46,8%	47,6	46,2%	–1,4%
Contribution margin	37,5	37,4%	38,4	37,3%	–2,5%

Crodino, which represents more than two thirds of the segment's sales, underwent slight changes, which affected its profitability.

Gross profit rose slightly more than sales due to a positive mix effect resulting from the stability of Crodino sales compared to a decline in the sales of other brands.

However, the decrease in contribution margin was greater than the decline in gross profit since the level of promotional and advertising investment for Crodino increased on 2008.

Other sales

The contribution margin for this minor segment, which includes sales of raw materials, and semi-finished and finished goods to third parties, declined by 43.4% versus 2008 to €2.0 million.

	2009		2008		2009/2008
	€million	% of sales	€million	% of sales	% change
Net sales	13.7	100.0%	17.8	100.0%	–23.1%
Gross profit after distribution costs	2.0	14.5%	3.6	20.4%	–45.2%
Contribution margin	2.0	14.6%	3.5	20.0%	–43.4%

	total % change	organic growth	external growth	exchange rate effect
Net sales	–23.1%	–20.8%	–	–2.3%
Gross profit after distribution costs	–45.2%	–49.1%	–	3.9%
Contribution margin	–43.4%	–47.4%	–	4.0%

In terms of organic changes, the decrease in the contribution margin (47.4%) was greater than the decrease in sales (20.8%) since this reduction was due to lower sales of Glen Grant malt distillate which has higher profit margins.

Cash flow statement

The table below shows a simplified and reclassified cash flow statement (see the section containing the financial statements for the full cash flow statement).

The main reclassification is the exclusion of cash flows relating to changes in short-term and long-term debt, and in investments in marketable securities: in this way, the total cash flow generated (or used) in the period corresponds to the change in net debt.

	2009 €million	2008 €million
Operating profit	235.6	195.4
Depreciation and amortisation	25.4	19.3
Changes in non-cash items	(1.2)	(10.8)
Changes in non-financial assets and liabilities	8.2	6.6
Taxes paid	(43.0)	(38.2)
Cash flow from operating activities before changes in working capital	**224.9**	**172.4**
Changes in operating working capital	46.5	(0.9)
Cash flow from operating activities	**271.4**	**171.5**
Net interest paid	(32.3)	(15.9)
Cash flow used for investment	**(54.8)**	**(32.6)**
Free cash flow	**184.3**	**123.0**
Acquisitions	(441.1)	(86.6)
Other changes	(7.0)	(5.9)
Dividend paid by the Parent Company	(31.7)	(31.8)
Total cash flow used in other activities	**(479.8)**	**(124.3)**
Exchange rate differences and other changes	(18.7)	(10.3)
Change in net debt due to operating activities	**(314.2)**	**(11.6)**
Payables for exercise of put option and potential earn-out payment	9.6	(26.6)
Total net cash flow for the period = change in net debt	**(304.6)**	**(38.1)**
Net debt at the start of the period	(326.2)	(288.1)
Net debt at the end of the period	(630.8)	(326.2)

Free cash flow in 2009 was €184.3 million: cash flow from operating activities was €271.4 million, which was partly offset by the payment of net financial interest of €32.3 million and net investment of €54.8 million.

This increase of €61.3 million on last year (when free cash flow was €123.0 million), is due mainly to the following:

- the increase in EBIT and depreciation and amortisation (EBITDA) totalling €46.3 million, more than half of which (€28.3 million) was related to the acquisition of Wild Turkey;
- other non-cash items on the income statement, which, in 2009 had a negative balance of €1.2 million, while in 2008 it had a negative balance of €10.8 million (mainly including gains of €6.5 million from the sale of assets);
- the change in operating working capital. In 2009 this item decreased by €46.5 million, whereas it had increased by €0.9 million in the previous year. In the cash flow statement, the change in operating working capital is always reported net of exchange rate effects and the opening balances of the accounts of the new companies acquired. In the following section on operating working capital, comments are provided on changes related to individual items (trade receivables, inventories and trade payables).

Despite these positive changes, in 2009 free cash flow was affected by a greater use of cash than in 2008 for taxes, interest and investments as follows:
- taxes paid during the year totalled €43.0 million, €4.8 million higher than the previous year;
- net financial interest paid was €32.3 million, significantly higher than in 2008 (€15.9 million); the acquisition of Wild Turkey led to the payment of higher interest as it had higher average debt levels, and one-off fees for structuring the acquisition finance;
- net investments in 2009 totalled €54.8 million, with substantially higher expenditure than in 2008 (€32.6 million) as several extraordinary projects were carried out during the year. These are described in greater detail in the Investments section below. Gross investments posted in the Group's balance sheet totalled €62.9 million corresponding to a lower use of cash as a result of proceeds received from asset sales (€3.4 million), prepaid supplier expenses (€2.9 million) and capital contributions received (€1.8 million).

Cash flow used in other activities was €479.8 million, which comprises acquisitions during the period (€441.1 million) and the dividend paid by the Parent Company (€31.7 million).

The amount relating to acquisitions (details of which are provided in note 8 – Business combinations – of the consolidated accounts), mainly includes the Wild Turkey transaction (€418.4 million), the Odessa acquisition, the purchase of a further share of M.C.S. S.c.a.r.l., and price adjustments to previous acquisitions.

In 2008, cash flow used for acquisitions totalled €86.6 million, largely related to the acquisition of 80% of Cabo Wabo (€56.6 million), 100% of Destiladora San Nicolas S.A., de C.V. (€14.0 million) and 70% of Sabia S.A. (€3.4 million).

Cash flow used in other activities also includes other changes of €7.0 million mainly attributable to the purchase of own shares.

Exchange rate differences and **other changes** had a negative impact (€18.7 million) on net cash flow for the year, and include €10.9 million for negative exchange rate differences on net operating working capital, which is always reported in the cash flow statement at constant exchange rates.

In 2008, this figure was also a negative amount (€10.3 million).

To summarise, this analysis of all cash flows shows a net use of cash in 2009 of €314.2 million, which corresponds to the change in debt due to activities during the year.

In 2008 the item **future exercise of put options and payment of earn outs** included the first posting of debt to the accounts totalling €26.6 million in relation to:
- the potential exercise of a put option by minority shareholders of Cabo Wabo and Sabia S.A.;
- potential earn-out payments relating to the acquisitions of X-Rated Fusion Liqueur in 2007 and Destiladora San Nicolas, S.A. de C.V. in 2008.

The increase of €9.6 million reported in the 2009 cash flow statement relates to the net decrease in these payables following payments made during the year and fair value adjustments to the value of the put options and earn outs that still existed at year-end.

For further details on these payables, see the section "Breakdown of net debt" below.

Thus, **cash flow used** in 2009 totalled €304.6 million, which corresponds to the change in consolidated net debt between the beginning and end of the year.

Investments

In 2009 investments reported in the accounts totalled €62.9 million, of which:
- €58.7 million was spent on tangible assets;
- €1.4 million was spent on biological assets;
- €2.8 million was spent on intangible assets with a finite life.

The main projects relating to tangible assets (all of which were extraordinary projects) that were launched or completed during the year were:
- the completion of the Group's new head office in Sesto San Giovanni (€11.7 million). Launched in 2006, this project was completed in 2009 and now represents a total investment of €38.6 million net of the proceeds of €13.0 million from the sale to third parties of a portion of building land on which the new head office is built. The head office became operational in May 2009;
- the building of the new Novi Ligure warehouse (€9.4 million). This investment will enable the company to almost totally reduce outsourcing of the storage of finished goods;
- the first tranche of the new plant of Campari do Brasil Ltda (€14.8 million). The project was significantly reviewed and expanded from its initial concept, and will be completed in 2010 with a total estimated investment of about €30 million;
- ongoing work to complete the new distillery of Rare Breed, LLC in Kentucky (€5.7 million). This project, which is related to the Wild Turkey acquisition, was launched by the Pernod Ricard Group, and at the time of the closing in May 2009, progress was worth about US$ 20 million out of a total projected investment of about US$ 50 million. The project will be completed in 2010 with a further outlay for the Group of about €14 million;
- the maturing inventory warehouse of Glen Grant Distillery (€1.7 million). The investment, which started in 2008 with an outlay of €2.0 million, will be completed in 2010 and will enable the company to reduce the costs of Scotch whisky ageing, which was previously fully outsourced.

The remaining amount spent on tangible assets during the period (€15.4 million) was incurred by the Group's sites in Italy (Novi Ligure, Canale and Crodo), Brazil, Greece and Argentina for recurring activities.

Investments in biological assets totalling €1.4 million were made by Sella & Mosca S.p.A. on vineyards in Sardinia and Tuscany.

Lastly, the €2.8 million spent on intangible assets with a finite life during the period related almost entirely to the development of additional SAP system modules and the purchase of related licences.

Breakdown of net debt

The Group's consolidated net debt stood at €630.8 million at 31 December 2009, an increase on the figure of €326.2 million posted at 31 December 2008.

This sharp increase was caused by the acquisition of Wild Turkey, which required an investment of €418.4 million.

The table below shows the changes in the structure of debt during the period, while the events and cash flows that caused the changes in value were disclosed and explained in the section above.

	31 December 2009 €million	31 December 2008 €million
Cash and cash equivalents	129.6	172.6
Payables to banks	(17.3)	(107.5)
Real estate lease payables	(3.3)	(3.4)
Short-term portion of private placement	(5.8)	(8.9)
Other financial receivables and payables	(6.9)	(7.4)
Short-term net cash position	**96.4**	**45.5**
Payables to banks	(0.9)	(0.9)
Real estate lease payables	(6.3)	(10.5)
Private placement and bond	(861.8)	(337.4)
Other financial receivables and payables	158.7	3.7
Medium/long-term net debt	**(710.3)**	**(345.1)**
Debt relating to operating activities	**(613.9)**	**(299.7)**
Payables for potential exercise of put option and potential earn-out payments	(16.9)	(26.6)
Net debt	**(630.8)**	**(326.2)**

The change in net debt between the dates being compared reflects an improvement in the short-term component and an increase in medium- and long-term debt.

The short-term net cash position, which came in at €96.4 million at end-2009, rose by €50.9 million on last year's net cash balance of €45.5 million.

In contrast, the medium to long-term component showed an increase in net debt totalling €365.2 million (from €345.1 million at 31 December 2008 to €710.3 million at 31 December 2009), since the medium and long-term portion was affected by the impact of higher debt resulting from the Wild Turkey acquisition, despite the Group's ample cash generation, which also has a positive impact on the short-term position. This acquisition was initially financed through medium- and long-term bank debt; i.e. the term and revolving loan facility, lasting between two and three years, extended by a group of leading banks (Bank of America, BNP Paribas, Calyon and Intesa Sanpaolo).

The Group then repaid this bank debt as described below:

- in June 2009 through a private placement of senior unsecured notes totalling US$ 250 million with institutional investors in the US market. The transaction is structured over three tranches of US$ 40 million, US$ 100 million and US$ 110 million respectively with bullet maturities in 2014, 2016 and 2019 (i.e., at five, seven and ten years);
- in October 2009, through an unrated €350 million bond issue (Eurobond) on the Euro capital markets, with a maturity of seven years.

Thus, the net debt position at 31 December 2009 shows an increase of €524.4 million for the two issues carried out during the year under the item Private placement and bond.

Finally, after repaying the term and revolving loan facility, which, as a result, does not appear in bank debt at the end of the year, a portion of the amount raised in the bond issue (€155.0 million) was invested in time deposits maturing in March 2011, and thus, posted to medium- and long-term financial receivables.

The Group's net debt position also includes payables relating to:

- the potential exercise of a put option by minority shareholders of Cabo Wabo;
- potential earn-out payments relating to the acquisitions of X-Rated Fusion Liqueur in 2007 and Destiladora San Nicolas, S.A. de C.V. in 2008.

The Group recorded 100% of the value of the shares in companies in which it has acquired control, under assets, while the financial payables corresponding to the put options for the portions not yet purchased and to earn-out payments have been recorded under liabilities.

At 31 December 2009, these payables totalled €16.9 million, down by €9.6 million from the amount reported at 31 December 2008 (€26.6 million) due to:

- payments made during the period (final exercise of Sabia S.A. put option and annual earn out of X-Rated Fusion Liqueur) totalling €3.4 million;
- adjustment of the Cabo Wabo put option (€4.7 million) and earn out of X-Rated Fusion liqueur (€1.7 million) to their fair value;
- adjustment of remaining payables to the exchange rates at the end of the period and to interest rates used for discounting (€0.2 million).

Group balance sheet

The Group's summary balance sheet is shown in the table below in reclassified format, to highlight the structure of invested capital and financing sources.

	31 December 2009 €million	31 December 2008 €million	change €million
Fixed assets	1,519.8	1,137.5	382.3
Other non-current assets and liabilities	(77.4)	(74.8)	(2.5)
Operating working capital	328.5	285.5	43.0
Other current assets and liabilities	(94.1)	(66.9)	(27.2)
Total invested capital	**1,676.8**	**1,281.2**	**395.6**
Shareholders' equity	1.046.0	955.0	91.0
Net debt	630.8	326.2	304.6
Total financing sources	**1,676.8**	**1,281.2**	**395.6**

At 31 December, the balance sheet reported invested capital of €1,676.8 million, an increase over the end-2008 figure due to the acquisition of Wild Turkey, which had a major impact on all the Group's consolidated asset entries.

The overall increase in invested capital (and in total financing sources) was €395.6 million with the most significant change coming from fixed assets.

Fixed assets rose by €382.3 million due to an increase in both intangible assets (€279.8 million) and tangible assets (€104.5 million). In contrast, equity investments and assets held for sale were down slightly.

The increase in the Group's intangible assets was almost wholly due to the acquisition of Wild Turkey. The trademarks and goodwill relating to this company totalled €279.3 million as at 31 December 2009.

The opening balance of Wild Turkey's tangible assets was €67.3 million, while the remainder of growth (€37.2 million) was due to acquisitions, and to a larger extent, to new industrial investments made during the year (net of depreciation charges for the period).

At the end of 2009, **other non-current assets and liabilities** showed a net liability balance of €77.4 million, slightly higher than the previous year. This aggregate item included deferred tax liabilities of €87.9 million (up €15.5 million) and an increase in deferred tax assets of €13.8 million.

The **operating working capital** reported in the balance sheet was up by €43.0 million due to the recognition of the opening book values of the acquisitions during the year totalling €78.6 million (including €73.4 for Wild Turkey) and a negative exchange rate effect of €10.9 million. Net of these adjustments, operating working capital decreased by €46.5 million, as reported in the cash flow statement.

In 2009 **other current assets and liabilities** showed a net liability balance of €94.1 million, an increase of €27.2 million on the figure for the previous year. This change was the combined result of the increase in tax payables and the decrease in current, non-trade receivables.

As a result of the acquisitions made and the substantial increase in invested capital, the Group's **financial structure** reflected a significant increase in debt (€304.6 million) as noted above, but also a significant strengthening in the Group's equity.

Shareholders' equity was up by €91.0 million to €1,046.0 million as at 31 December 2009.

As a result of higher debt levels, the debt-to-equity ratio increased from 34.2% at the beginning of the period to 60.3% at 31 December 2009.

This debt ratio appears balanced, partly because the acquisitions completed and sound organic business performance enabled the Group to increase its free cash flow from €123.0 million to €184.3 million.

Operating working capital

Operating working capital at 31 December 2009 was €328.5 million, an increase of €42.8 million versus 31 December 2008.

	31 December 2009 €million	31 December 2008 €million	change €million
Receivables from customers	236.2	271.6	(35.4)
Inventories	271.4	165.6	105.8
Trade payables	(179.1)	(151.7)	(27.4)
Operating working capital	**328.5**	**285.5**	**43.0**
Sales in the previous 12 months	1,008.4	942.3	66.1
Working capital as % of sales in the previous 12 months	32.6	30.3	

Operating working capital at end-2009 represented 32.6% of net sales in the last 12 months, an increase on the figure of 30.3% at the end of 2008.

Note, however, that the figure for operating working capital as a percentage of sales in 2009 did not fully reflect the changes in working capital relative to sales growth since it compares a partial sales figure (the Wild Turkey acquisition reflects only seven months of sales, and the acquisition of Odessa and 50% of M.C.S. S.c.a.r.l. reflect only nine months of sales) to an actual balance sheet figure as at 31 December 2009, and the latter fully incorporates the negative impact of consolidating the companies acquired.

In order to demonstrate the impact of the new acquisitions on operating working capital, the table below shows the amounts relating to the opening accounts of Wild Turkey, Odessa and M.C.S. S.c.a.r.l.

Furthermore, the exchange rate effects on working capital at 31 December 2009 are also shown separately, with a reconciliation between the change in operating working capital stated in the balance sheet and the figure given in the cash flow statement.

€million	31 December 2009	31 December 2008	change shown in balance sheet	initial amount on first consolidation	exchange rate differences	organic change
Receivables from customers	236.2	271.6	(35.4)	5.1	8.9	(49.4)
Inventories	271.4	165.6	105.8	83.0	2.8	20.0
Trade payables	(179.1)	(151.7)	(27.4)	(9.6)	(0.8)	(17.0)
Operating working capital	**328.5**	**285.5**	**43.0**	**78.6**	**10.9**	**(46.5)**

Receivables from customers totalled €236.2 million at 31 December 2009, a significant decrease of €35.4 million on 2008.

This result was achieved partly through the factoring of receivables on a non-recourse basis, which totalled €47.4 million at end-2009, and partly through changes in commercial policy aimed at reducing the amount of receivables.

A good example of this is the action taken at Campari do Brasil Ltda., where, in an effort to reduce reliance on large customers, as sales increased by 3.6% before excise duties, trade receivables in December 2009 were down by 31.0%.

The table above shows that excluding the initial amount on first consolidation and exchange rate differences, the reduction in receivables would be €49.4 million.

At end-2009, **inventories** totalled €271.4 million, an increase of €105.8 million on the figure at 31 December 2008 due mainly to the initial amounts at first consolidation for acquisitions, and particularly Wild Turkey, which, like all whiskey producers, has high inventory levels due to stocks of liquid undergoing the ageing process.

The "organic" change in inventories reflected an increase of €20.0 million on a same-structure basis and at constant exchange rates.

Trade payables totalled €179.1 million at 31 December 2009, an increase of €27.4 million on the figure at the beginning of the year.

For this item, the change relating to the amounts at first consolidation for newly-acquired companies totalled €9.6 million. Thus, after a further adjustment for exchange rates, on a same-structure basis the increase was €17.0 million which can be considered a positive change since it reflects an increase of 11% and the achievement of more favourable payment terms.

In order to obtain completely standardised figures that are comparable to those at 31 December 2008, two additional *pro forma* adjustments can be added to the change in operating working capital reported in the cash flow statement (i.e., to the decrease of €46.5 million).

The first consists of couterbalancing the impact of factoring receivables on a non-recourse basis by adding the figure for these receivables (€47.4 million) to trade receivables.

The second consists of totally removing the impact of the Wild Turkey acquisition from operating working capital by eliminating the best estimate for its closing balance at 31 December 2009 (€86.1 million) rather than its opening balance in the balance sheet (€73.4 million).

After making these two additional adjustments, the real change in operating working capital based on the same structure basis as that of 31 December 2008 was a decrease of €11.9 million.

INVESTOR INFORMATION

International economy

The economic recovery, which began in the summer of 2009 in the larger advanced economies and picked up strength in emerging economies, continued for the rest of the year, driven by the expansionary economic policies of the main countries.

In the third quarter, GDP resumed its growth trend in the US and eurozone, while in the fourth quarter industrial production recovered from the lows reached in the first half of 2009, and the level of confidence further improved.

Tensions in international financial markets subsided and bank lending restrictions were also eased.

Furthermore, although prices for oil and other commodities have risen gradually, inflation has stayed low as a result of considerable unused resources. Markets anticipate that central banks will keep official rates at their current low levels for some time.

In Italy, GDP, which resumed its growth trend in the summer (+0.6% on the previous quarter) after five consecutive quarters in decline, continued to grow at the end of 2009 but at a slower pace.

Despite the recovery in the third quarter of 2009, growth in consumption and private investment remains weak.

The labour market continues to have a negative impact on consumption since the drop in households' disposable income and uncertainty over the future tend to limit their propensity to spend.

The projections of private analysts and international organisations for 2010 have been revised upwards.

A number of weaknesses could affect the recovery of advanced economies. In particular, uncertainty over labour market conditions is casting a negative light on the possibility that consumption will fuel the recovery.

Furthermore, the expansionary effect of tax stimulus measures should diminish in the second half of the year.

On the other hand, growth should continue at high rates in emerging markets driven by more vibrant domestic demand levels.

Financial markets

With regard to equity markets, two distinct phases can be identified for 2009: the first quarter, which saw the continuation of the negative trend that started with the credit crisis, and the rest of the year, when there was a substantial recovery of stock prices in the spring and summer, followed by stable stock prices in the last three months of 2009.

Indices have posted gains of between 50 and 70 percent on the lows reached in March.

In 2009, the MSCI Europe index closed up 25.7%, while in Italy the FTSE MIB advanced by 19.5%, and the FTSE Italia All Shares increased by 19.2%. In the US, the S&P 500 was up by 23.5% in 2009.

In the bond market, premiums for corporate issues decreased for all risk categories and in all major countries.

Financial conditions also remained favourable in the main emerging countries, which continued to benefit from significant investments from abroad.

Finally, in December the downward trend of the US dollar ended, and it gained strength against the euro in the last month of 2009.

In contrast, the US dollar has remained stable since last October against the currencies of the main emerging countries, whose upward trends have been checked in many cases by the intervention of central banks.

Spirits segment and Campari shares

The performance of spirits companies was affected by several factors in 2009 including:

- the widespread trend of reducing inventory levels in distribution channels (destocking), and uncertainty over the potential need to restock;
- fears associated with the slowdown in consumption, especially with regard to premium brands in the US market;

- the reduction in marketing expenses and the timing of a resumption in advertising investment;
- expectations for the performance of emerging markets exceeding those for developed markets.

At the beginning of the year, the valuations of spirits companies were negatively affected by fears over the general destocking trend among distributors and the slowdown in consumption, especially in the US.

However, during the rest of the year, growing expectations of an easing in the destocking trend in several key markets, a recovery in the demand for premium products in the major developed markets and strong growth in emerging markets over the medium and long term led investors to be somewhat optimistic, and reinforced the opinion that the worst part of the crisis was over.

In 2009, the benchmark index DJ Stoxx 600 Food & Beverage rose by 31.5%.

Given the economic and market conditions described above, the Campari share, which is listed on the blue chip segment of the Italian stock market, was up by 52.0% in absolute terms in 2009 compared with the closing price at 30 December 2008.

In terms of overall return, i.e., including dividends, the Campari share posted performance of 54.3% for cash dividends and 55.0% for dividends reinvested in Campari shares.

On 23 March 2009 the Campari share started trading on the FTSE MIB (which replaced the S&P/MIB from 1 June 2009), the basket that comprises the 40 most representative listed Italian companies, selected on the basis of sector representation, floating capital and volumes traded.

With respect to the leading Italian equity market indices, the Campari share outperformed the FTSE MIB and FTSE Italia All-Share index by 32.5% and 32.8% respectively.

The share also outperformed the DJ Stoxx 600 Food & Beverage index by 20.5%.

The Campari share's performance in 2009 was boosted by the announcement of sound financial results for a company which operates in a defensive sector but is not immune to unfavourable economic trends; its performance was also assisted by the announcement of the acquisition of Wild Turkey, which enabled the Group to significantly strengthen its brand portfolio in the spirits sector.

Thanks to Wild Turkey, the Group also increased its exposure to the strategic US market and created a foundation for controlling distribution in the important Australian market, which is the second largest for Wild Turkey.

The minimum closing price for the period, recorded on 6 March 2009, was €3.89.

The maximum closing price, recorded on 03 December 2009, was €7.43.

In 2009, the daily average trading value for Campari shares was €4.5 million, with an average daily volume of 777,000 shares.

At 30 December 2009, Campari's market capitalisation was €2,118 million.



Performance of the Campari share price, the FTSE MIB Italia index and the DJ Stoxx 600 Food & Beverage index since 1 January 2009



Campari stock price (Euro)
Equity turnover (mln Euro)
8,00
7,60
7,20
6,80
6,40
6,00
5,60
5,20
4,80
4,40
4,00
3,60
3,20
2,80
70,0
65,0
60,0
55,0
50,0
45,0
40,0
35,0
30,0
25,0
20,0
15,0
10,0
5,0
0,0
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Oct-09
Nov-09
Dec-09
Jan-10
Feb-10
Campari (Equity turnover)
Campari (Stock price)
FTSE Italia All Shares (rebased)
DJ Stoxx 600 Food & Bev (rebased)

Bonus share issue proposal

The Board of Directors that approves these draft financial statements is also required to vote on a proposal to the shareholders' meeting, which has been called to meet in ordinary and extraordinary sessions on 30 April 2010, to proceed with a bonus share issue to be carried out via the issue of 290,400,000 shares with a nominal value of €0.10 each, to be provided free of charge to shareholders in the ratio of one new share for each share held, through the use of retained earnings.

The new shares will carry dividend rights effective 1 January 2009, and the share capital resulting from the increase in bonus capital will be €58,080,000 comprising 580,800,000 shares with a nominal value of €0.10.

Revised shareholder base

At 31 December 2009, the major shareholders were:

Shareholder [(1)]	No. of ordinary shares [(2)]	% of share capital
Alicros S.p.A.	148,104,000	51.0000%
Cedar Rock Capital [(3)]	29,119,915	10.0275%

(1) No shareholders other than those indicated above have notified Consob and Davide Campari-Milano S.p.A. (pursuant to article 117 of Consob regulation 11971/99 on notification of significant holdings) that they hold shareholdings greater than 2%.

(2) Number of shares before the bonus share issue proposed in the ratio of one new share for every share held.

(3) Notified to Consob by Andrew Brown, Chief Investment Officer of Cedar Rock Capital Ltd. pursuant to article 120 of Legislative Decree 58 of 24 February 1998 (*Testo Unico delle disposizioni in materia di intermediazione finanziaria*).

Following notification received after the reporting date, the total number of Davide Campari-Milano S.p.A. shares held by Cedar Rock Capital at the date of approval of these draft financial statements for the year ending 31 December 2009 was 29,881,397, or 10.2897% of share capital, before the proposed bonus share issue.

Dividend

The Board of Directors that approves these draft financial statements is also required to vote on a proposal to pay a dividend of €0.06 for the financial year 2009 for each of the shares resulting from the bonus share issue proposed (an increase of 9.1% over the dividend of €0.055, on an adjusted base, paid for the financial year 2008).

The dividend will be paid on 27 May 2010 (coupon no. 7 should be detached on 24 May 2010) except on own shares.

Information on the stock and stock market indices

The following tables provide information on the performance of the stock and stock market indices under two assumptions: that there is no bonus share issue, and that the shareholders' meeting approves the bonus share issue (see note 30 of the Parent Company's accounts).

Assumption of no bonus share issue

Stock information (1)		2009	2008	2007	2006	2005	2004	2003	2002	2001
Reference share price:										
Price at the end of the period	€	7.30	4.80	6.56	7.52	6.24	4.73	3.85	3.00	2.64
Maximum price	€	7.43	6.60	8.41	8.10	6.78	4.78	3.85	3.78	3.10
Minimum price	€	3.89	3.85	6.50	6.28	4.48	3.57	2.74	2.53	2.18
Average price	€	5.64	5.55	7.54	7.32	5.74	4.04	3.30	3.16	2.72
Capitalisation and volume:										
Average daily trading volume (2)	Millions of shares	0.8	0.7	0.8	0.6	0.5	0.4	0.4	0.5	0.7
Average daily trading value (2)	€million	4.5	3.7	5.8	4.4	2.8	1.7	1.3	1.7	2.1
Stock market capitalisation at end of period	€million	2.118	1.394	1.904	2.183	1.812	1.372	1.117	871	766
Dividend:										
Dividend per share (3)	€	0.12 (5)	0.11	0.11	0.10	0.10	0.10	0.088	0.088	0.088
Number of shares with dividend rights	million	288.3 (5)	288.2	289.4	290.4	281.4	281.0	280.4	280.4	280.4
Total dividend (3) (4)	€million	34.6 (5)	31.7	31.8	29.0	28.1	28.1	24.7	24.7	24.7

(1) Stock information before proposed bonus share issue via the issue of 290,400,000 new shares with a nominal value of €0.10 to be provided free of charge to shareholders in the ratio of one new share for each share held.
Ten-for-one share split effective as at 9 May 2005.

(2) Initial Public Offering on 6 July 2001 at the price of €3.10 per share. Average daily volumes after the first week of trading were 422,600 shares in 2001; the average daily value after the first week of trading was €1,145,000 in 2001.

(3) Classified on an accruals basis.

(4) Total dividend distributed excluding own shares.

(5) Dividend proposed for financial year 2009; number of shares outstanding and total dividend calculated on the basis of shares outstanding on 30 March, 2010, the date of the meeting of the Board of Directors; these figures are to be recalculated based on the total number of shares outstanding on the date the dividend is paid.

Assumption that the shareholders' meeting approves the bonus share issue

Stock information (1)		2009	2008	2007	2006	2005	2004	2003	2002	2001
Reference share price:										
Price at the end of the period	€	3.65	2.40	3.28	3.76	3.12	2.37	1.93	1.50	1.32
Maximum price	€	3.71	3.30	4.21	4.05	3.39	2.39	1.93	1.89	1.55
Minimum price	€	1.94	1.93	3.25	3.14	2.24	1.79	1.37	1.27	1.09
Average price	€	2.82	2.78	3.77	3.66	2.86	2.02	1.65	1.58	1.36
Capitalisation and volume:										
Average daily trading volume (2)	Millions of shares	1.6	1.3	1.5	1.2	1.0	0.9	0.8	1.1	1.4
Average daily trading value (2)	€million	4.5	3.7	5.8	4.4	2.8	1.7	1.3	1.7	2.1
Stock market capitalisation at end of period	€million	2.118	1.394	1.904	2.183	1.812	1.372	1.117	871	766
Dividend:										
Dividend per share (3)	€	0.060 (5)	0.055	0.055	0.050	0.050	0.050	0.044	0.044	0.044
Number of shares with dividend rights	million	576.6 (5)	576.4	578.7	580.8	562.7	562.1	560.8	560.8	560.8
Total dividend (3) (4)	€million	34.6 (5)	31.7	31.8	29.0	28.1	28.1	24.7	24.7	24.7

(1) Stock information after proposed bonus share issue via the issue of 290,400,000 new shares with a nominal value of €0.10 to be provided free of charge to shareholders in the ratio of one new share for each share held.
Ten-for-one share split effective as at 9 May 2005.
(2) Initial Public Offering on 6 July 2001 at the price of €1.55 per share. Average daily volumes after the first week of trading were 845.200 shares in 2001; the average daily value after the first week of trading was €1,145,000 in 2001.
(3) Classified on an accruals basis.
(4) Total dividend distributed excluding own shares.
(5) Dividend proposed for financial year 2009; number of shares outstanding and total dividend calculated on the basis of shares outstanding on 30 March, 2010, the date of the meeting of the Board of Directors; these figures are to be recalculated based on the total number of shares outstanding on the date the dividend is paid.

Assumption of no bonus share issue

Stock market indicators (1)				IAS/IFRS				Italian accounting standards		
		2009	2008	2007	2006	2005	2004	2003	2002	2001
Shareholders' equity per share	€	3.60	3.29	3.03	2.74	2.39	2.15	1.89	1.65	1.48
Price/book value	x	2.02	1.46	2.17	2.74	2.61	2.20	2.04	1.82	1.78
Earnings per share (EPS) (2)	€	0.48	0.44	0.43	0.41	0.42	0.35	0.27	0.30	0.22
P/E (price/earnings)	x	15.3	11.0	15.2	18.3	14.9	13.7	14.0	10.1	12.1
Payout ratio (dividend/net profit) (3)	%	25.2 (5)	25.1	25.4	24.7	23.8	29.0	30.9	28.5	38.9
Dividend yield (dividend/price) (3) (4)	%	1.6	2.3	1.7	1.3	1.6	2.1	2.3	2.9	3.3

(1) Stock information before proposed bonus share issue via the issue of 290,400,000 new shares with a nominal value of €0.10 to be provided free of charge to shareholders in the ratio of one new share for each share held.
Ten-for-one share split effective as at 9 May 2005.
(2) For the 2004, 2005, 2006, 2007, 2008 and 2009 financial years, this is calculated using the weighted average number of ordinary shares outstanding as defined in IAS 33.
(3) Proposed dividend for the 2009 financial year.
(4) Dividend yield calculated using the share price at the end of the period.
(5) Estimated payout ratio for financial year 2009 (calculated on the basis of the dividend proposed and number of shares outstanding on 30 March, 2010, the date of the meeting of the Board of Directors).

Assumption that the shareholders' meeting approves the bonus share issue

Stock market indicators [1]		2009	2008	2007	2006	2005	2004	2003	2002	2001
				IAS/IFRS				Italian accounting standards		
Shareholders' equity per share	€	1.80	1.64	1.51	1.37	1.19	1.08	0.95	0.83	0.74
Price/book value	x	2.02	1.46	2.17	2.74	2.61	2.20	2.04	1.82	1.78
Earnings per share (EPS) [2]	€	0.24	0.22	0.22	0.21	0.21	0.17	0.14	0.15	0.11
P/E (price/earnings)	x	15.3	11.0	15.19	18.26	14.86	13.70	14.0	10.1	12.1
Payout ratio (dividend/net profit) [3]	%	25.2 [5]	25.1	25.4	24.8	23.8	29.0	30.9	28.5	38.9
Dividend yield (dividend/price) [3] [4]	%	1.6	2.3	1.7	1.3	1.6	2.1	2.3	2.9	3.3

(1) Stock information after proposed bonus share issue via the issue of 290,400,000 new shares with a nominal value of €0.10 to be provided free of charge to shareholders in the ratio of one new share for each share held.
Ten-for-one share split effective as at 9 May 2005.
(2) For the 2004, 2005, 2006, 2007, 2008 and 2009 financial years, this is calculated using the weighted average number of ordinary shares outstanding as defined in IAS 33.
(3) Proposed dividend for the 2009 financial year.
(4) Dividend yield calculated using the share price at the end of the period.
(5) Estimated payout ratio for financial year 2009 (calculated on the basis of the dividend proposed and number of shares outstanding on 30 March, 2010, the date of the meeting of the Board of Directors).

Investor relations

Since the company's listing, the Campari Group has communicated regularly with investors, shareholders and the global market with a view to providing complete, accurate and timely information on its operations, while complying with the relevant confidentiality requirements for certain types of information.

Information is provided to the market on its periodic results, events and significant transactions via press releases, meetings, participation in important country and sector conferences and in conference calls with institutional investors, financial analysts and the media, which also sees the participation of members of senior management.

Information is also disseminated in a timely manner to the public on the Company's website. A special section has been created (http://www.camparigroup.com, "Investors" section) that can be easily located and accessed. This section provides important information about the Company for investors and shareholders that allows them to exercise their rights in an informed manner.

This dedicated section contains business and financial information (annual, half-yearly and quarterly reports, press releases, presentations to analysts, information on the stock market performance of Company securities, etc.), as well as data and documents of interest to shareholders, including information and documents relating to shareholders' meetings, the composition of management bodies, corporate governance information and procedures relating to disclosure requirements in the area of internal dealing.

In addition, the website provides the market with a financial calendar with details on the main financial events for the current year.

The Investor Relations department, which is responsible for managing relations with shareholders and investors, has been operational since the Company's listing.

Information of interest to shareholders and investors is available on the website and may also be requested by sending an e-mail to the following address: investor.relations@campari.com.

OPERATING AND FINANCIAL RESULTS OF THE PARENT COMPANY DAVIDE CAMPARI-MILANO S.P.A.

Operating performance

	2009 €million	2008 €million	% change
Net sales	**309.0**	**310.3**	**–0.4**
Cost of goods sold	(245.9)	(250.6)	–1.9
Gross profit	**63.1**	**59.7**	**5.7**
Advertising and promotional costs	(1.9)	(5.8)	–67.0
Contribution margin	**61.2**	**53.8**	**13.6**
Structure costs	(32.2)	(20.1)	60.5
EBIT	**29.0**	**33.8**	**–14.3**
Net financial income (charges)	(30.2)	(31.5)	–4.0
Dividends	36.3	32.0	13.4
Profit before taxes	**35.0**	**34.3**	**2.1**
Tax	(2.5)	(0.8)	228.3
Net profit for the period	**32.5**	**33.5**	**–3.1**

The year ending 31 December 2009 closed with net profit of €32.5 million, broadly unchanged from the previous period.

The contribution margin of €61.2 million rose sharply (13.6%) compared with 2008 due mainly to the positive impact of the mix of products sold in terms of product cost and distribution expenses, as well as a reduction in advertising and promotional expenses.

EBIT totalled €29.0 million, and was down from the previous year due to lower one-off income items, which in 2008 included real estate and financial capital gains totalling €10.1 million.

However, profit before taxes rose by 2.1% from the previous year to €35.0 million, as it benefited from improved financial management, due partly to the higher dividends received from subsidiaries and partly to current cash flow management resulting in lower current net debt. This also reduced the total net financial charges posted to the income statement, which was further assisted by lower market rates.

Lastly, net profit, which totalled €32.5 million, reflects the Company's tax burden which included higher taxes for the period.

Balance sheet

	31 December 2009 €million	31 December 2008 €million	change €million
Tangible and intangible assets	553.5	538.4	15.1
Investments in subsidiaries	789.9	559.3	230.6
Other non-current assets	54.7	8.4	46.3
Total non-current assets	**1,398.1**	**1,106.1**	**292.0**
Inventories	68.0	66.1	1.8
Trade receivables	61.5	52.0	9.5
Cash and cash equivalents	10.9	14.1	(3.2)
Financial and other short-term receivables	57.0	67.5	(10.5)
Total current assets	**197.3**	**199.8**	**(2.5)**
Non-current assets held for sale	10.6	12.2	(1.5)
Total assets	**1,606.0**	**1,318.0**	**288.0**
Shareholders' equity	**532.3**	**548.5**	**(16.2)**
Bonds and other financial liabilities	632.6	272.6	360.0
Other non-current liabilities	28.1	33.1	(4.9)
Total non-current liabilities	**660.8**	**305.7**	**355.0**
Short-term financial payables	325.8	375.0	(49.2)
Trade payables	64.7	70.5	(5.8)
Other current liabilities	22.5	18.4	4.1
Total current liabilities	**413.0**	**463.9**	**(50.9)**
Total liabilities and shareholders' equity	**1,606.0**	**1,318.0**	**288.0**

The asset structure has a heavy component of industrial and financial assets that are specific to the Company. In particular, non-current assets rose by €292.0 million to €1,398.1 million.

This was mainly due to the increase in the value posted for the equity investment in the subsidiary Redfire, Inc. following its capitalisation (€228.6 million) at the time of the Wild Turkey acquisition, which was finalised in May 2009 in the US market as described in the section on significant events during the period.

In addition, financial assets, reported under other non-current assets, totalled €42.0 million and reflect an increase resulting from the investment of cash in time deposits totalling €40.0 million and maturing in March 2011.

Finally, the growth in non-current assets was also due to the €15.0 million increase in net tangible assets, which totalled €128.8 million, mainly as a result of investments made to complete the construction of the new building that will serve as the headquarters of the Company and certain of its Italian subsidiaries.

Current assets totalled €197.3 million and were generally in line with the figure for the previous year, which was influenced by the combined effect of opposing changes in individual items. Items that increased were inventories (+€1.8 million), receivables from related parties (+€6.6 million) and financial receivables.

On the other hand, other receivables were down by €6.8 million following changes resulting from the recovery of advance payments previously made for the construction of the Company's new headquarters, and cash and cash equivalents fell by €3.2 million.

Non-current liabilities rose by €355.0 million from the previous year to €660.8 million due essentially to the issue of the €350.0 million bond placed on the European market in October 2009 with coupons paying a fixed rate of 5.375% and a maturity of October 2016. There was also a change in the fair value recorded for the bond issued in 2003 in the US market (US$ 300.0 million) and for the hedging instruments for both bond issues, which were posted to other non-current financial liabilities.

Lastly, the €413.0 million reduction in current liabilities, mainly due to the significant decrease in financial payables to related parties and a decline in trade payables and other payables to related parties. On the other hand, payables to tax authorities and other current financial payables increased.

For more detailed comments on the financial situation, see note 37 – Financial instruments in the notes to the draft financial statements of Davide Campari Milano S.p.A.

As at 31 December 2009, net debt totalled €864.8 million, an increase of €272.7 million compared with the end of the previous period.

This was largely due to higher net long-term debt, but at the same time, the short-term net debt position improved.

Specifically, cash remained largely unchanged from the figure reported at 31 December 2008, while short-term debt declined sharply (down by €50.4 million) mainly due to the reduction in debt to Group companies.

Moreover, short-term cash flow management resulted in lower financial charges in the income statement for the period as compared to the previous year.

With regard to the non-current debt position, in October 2009 the Company placed a €350.0 million unrated bond in the European market, intended only for institutional investors, and maturing in October 2016 with annual coupons that pay fixed interest of 5.375%.

However, the fair value reporting of bonds in existence at 31 December 2009 resulted in a reduction of the related debt of €21.6 million net of related bond issuance expenses.

Other non-current payables, which changed in the opposite direction (€34.8 million), included the impact of the fair value reporting of derivative hedging instruments for the bonds, as well as the €3.3 million reduction in the non-current portion of the leasing liability.

Lastly, as a way of investing its financial assets, in 2009 the Company bought time deposits totalling €40.0 million with a maturity in March 2011.

REPORT ON CORPORATE GOVERNANCE AND OWNERSHIP STRUCTURE

The Parent Company has adopted the provisions of the Code of Conduct for Listed Companies published in March 2006 as its model for corporate governance.

The Report on Corporate Governance for 2009 was prepared using as a reference the "Format for the Report on Corporate Governance and Ownership Structure" issued by Borsa Italiana in February of this year.

The Report on Corporate Governance aims to provide the market and shareholders with comprehensive information on the Company's chosen corporate governance model and on the specific adoption, during the 2009 financial year, of all the recommendations contained in the Code, and includes the information required by article 123-*bis* of Legislative Decree 58 of 24 February 1998.

The report also contains a description of the main characteristics of the existing risk management and internal control systems with respect to financial reporting.

The Report on Corporate Governance is prepared as a separate document from the annual report. It is approved by the Board of Directors and published jointly with the annual report as permitted by paragraph III of article 123-*bis* of the above-mentioned Legislative Decree 58 of 24 February 1998.

The Report on Corporate Governance can be accessed in the Investors section at www.camparigroup.com.

Organisation, management and control model pursuant to Legislative Decree 231 of 8 June 2001

The Parent Company also has an Organisation, Management and Control Model pursuant to Legislative Decree 231 of 8 June 2001 (the "Model") for the purposes of creating awareness of ethical and transparent conduct as an appropriate way to reduce the risk of the offences specified in the legislative decree being committed .

To enhance its organisational management and internal control, the Company created a Supervisory Body responsible specifically for overseeing the Model's effectiveness and operation, as well as to ensure compliance with the same.

For more detailed comments on the Model and the composition and activities of the Supervisory Body, see the Report on Corporate Governance.

RISK MANAGEMENT

Risks relating to international trade and operations in emerging markets

In line with its international growth strategy, the Group currently operates in numerous markets, and plans, in the future, to expand in certain emerging countries, especially in Eastern Europe, Asia and Latin America.

Operating in emerging markets makes the Group vulnerable to various risks inherent in international business, including exposure to an often unstable local political and economic environment, exchange rate fluctuations (and related hedging difficulties), export and import quotas, and limits or curbs on investment, advertising or limitations on the repatriation of dividends.

Risks relating to the Company's dependence on licences for the use of third-party brands and licences granted to third parties for use of the Group's brands

At 31 December 2009, 14.5% of the Group's consolidated net sales came from production and/or distribution under licence of third-party products.

Should any of these licensing agreements be terminated for any reason or not renewed, this could have a negative effect on the Group's activities and operating results.

Risks relating to market competition

The Group operates in the highly-competitive alcoholic and soft drinks segments, which is fiercely competitive and attracts a large number of players.

The main competitors are large international groups involved in the current wave of mergers and acquisitions, which are operating aggressive strategies at global level.

The Group's competitive position vis-à-vis the most important global players, which often have greater financial resources and benefit from a more highly diversified portfolio of brands and geographic locations, means that its exposure to market competition risks is particularly significant.

Risks relating to the Company's dependence on consumer preference and propensity to spend

An important success factor in the drinks industry is the ability to interpret consumer preferences and tastes – particularly those of young people – and to continually adapt sales strategies to anticipate market trends and strengthen and consolidate the product image.

If the Group's ability to understand and anticipate consumer tastes and expectations and to manage its own brands were to cease or decline significantly, this could considerably affect its activities and operating results.

Moreover, the unfavourable economic situation in certain markets is dampening the confidence of consumers, making them less likely to buy drinks.

Risks relating to legislation in the drinks industry

Activities relating to the alcoholic and soft drinks industry – production, distribution, import and export, sales and marketing – are governed by complex national and international legislation, often with somewhat restrictive aims.

The requirement to make the legislation governing the health of consumers, particularly young people, ever more stringent could in the future lead to the adoption of new laws and regulations aimed at discouraging or reducing the consumption of alcoholic drinks. Such measures could include restrictions on advertising or tax increases for certain product categories.

Any tightening of regulations in the main countries in which the Group operates could lead to a fall in demand for its products.

Tax risks

At the reporting date, a tax dispute was pending with the Brazilian legal authorities.

In addition, following a tax inspection of the Parent Company relating to the 2005 tax year, a report was issued claiming that the company owed additional IRES of €2.7 million and IRAP of €0.4 million

The Company is contesting these findings.

No provisions have been made for these tax risks based on current assumptions.

Moreover, with regard to the tax inspection relating to financial years 2004 and 2005 for the Parent Company and Campari Italia S.p.A., conducted in 2007, the relevant tax inspection notices have been issued, in relation to which the companies have presented a request for entering into an agreement with the tax authority (a procedure aimed at avoiding disputes).

For additional details, see note 39 – Reserves for risks and future liabilities, in the consolidated accounts and note 27 – Reserves for risks, in the Parent Company's accounts.

Risks relating to environmental policy

The Group's industrial activities do not carry any specific risks relating to environmental policy; however, its industrial management has implemented dedicated procedures relating to safety and qualitative controls in the area of environmental pollution and the disposal of solid waste and waste water.

These activities have been carried out in compliance with the regulations in force in the countries in which the Group operates.

Risks relating to product compliance and safety

The Group is exposed to risks relating to its responsibility to ensure that its products are safe for consumption.

It has therefore put in place procedures to ensure that products manufactured in Group plants are compliant and safe in terms of quality and hygiene, in accordance with the laws and regulations in force, and voluntary certification standards.

In addition, the Group has defined guidelines to be implemented if quality is accidentally compromised, such as withdrawing and recalling products from the market.

Risks relating to employees

In the various countries where the Group has subsidiaries, its dealings with employees are regulated and protected by collective labour agreements and the regulations in force locally.

Any reorganisation or restructuring undertaken, where this becomes essential for strategic reasons, is defined on the basis of plans agreed with employee representatives.

Moreover, the Group has implemented specific procedures to monitor safety in the workplace, and it is worth noting that the accident rate at Group plants is very low and that any accidents that do happen tend to be minor.

Exchange rate and other financial risks

Around 41.9% of the Group's consolidated net sales in 2009 came from outside the European Union.

With the growth in the Group's international operations in areas outside the eurozone, a significant fluctuation in exchange rates could hit the Group's activities and operating results, particularly in relation to the US dollar and Brazilian real.

For more information about financial risks, see note 45 – Nature and extent of risks arising from financial instruments.

OTHER INFORMATION

Structure of the Campari Group

For information on changes to the Group's structure in 2009, see note 2 of the notes to the consolidated accounts, "Basis of consolidation".

Holding and purchase of own shares and shares of the controlling shareholder

At 31 December 2009, the Parent Company held 2,454,120 own shares with a nominal value of €0.10 equal to 0.85% of share capital.

These own shares are to be used in stock option plans as described in detail in the sections below in these accounts.

In addition, after 31 December 2009 and until the publication of the accounts was authorised, further sales of shares were carried out totalling 807,506 own shares; and 460,000 shares were purchased at an average price of €8.23 per share.

However, during the period Group companies did not hold, and do not currently hold, either directly or indirectly, any shares of the controlling shareholder.

Adaptation plan pursuant to articles 36 and 39 of the "Market Regulations"

In accordance with articles 36 and 39 of Consob Regulation 16191 of 29 October 2007 and subsequent amendments (the "Market Regulations") concerning "conditions for listing shares of companies that control companies established and governed by laws of non-EU countries," the Parent Company, Davide Campari-Milano S.p.A., has identified the significant subsidiaries defined in accordance with paragraph 2 of article 36 of the above-mentioned Market Regulations, and verified that the conditions set out in paragraphs a), b) and c) of article 36 have been met.

Personal data protection code

The Parent Company complies with Legislative Decree 196 of 30 June 2003, the Personal Data Protection Code, and has established appropriate preventive security measures including with regard to information obtained as a result of technological advancements, the nature of the data and specific handling procedures in order to minimise risks associated with the intentional or unintentional destruction or loss of the data, unauthorised access or handling, or use of the data for purposes other than those for which it was collected.

The Company has prepared a Security Planning Document in accordance with Appendix B of Legislative Decree 196 of 30 June 2003.

Research and development activities

Group companies carried out research and development activities solely in relation to ordinary manufacturing and trading activities; costs were therefore fully expensed during the period.

EVENTS TAKING PLACE AFTER THE END OF THE YEAR

Capital increase – bonus share issue

The Board of Directors that approved the Parent Company's draft financial statements on 30 March 2010 is also required to vote on a proposal to proceed with a bonus share issue to be carried out via the issue of 290,400,000 new shares with a nominal value of €0.10 each, to be provided free of charge to shareholders in the ratio of one new share for each share held, through the use of retained earnings.

Following the bonus issue, the fully paid-up share capital would total €58,080,000, comprising 580,800,000 ordinary shares with a nominal value of €0.10.

Distribution of Sagatiba in Brazil

On 1 March 2010, Campari do Brasil Ltda. acquired the rights to distribute Sagatiba *cachaca* in Brazil and another seven South American markets.

With Sagatiba, which is the market leader in the premium *cachaca* segment, the Group is making its entry into the *cachaca* market, the most important spirits category in Brazil, and is significantly enhancing its premium brand portfolio in South America.

Distribution of Morrison Bowmore Scotch whisky in Italy

Also on 1 March 2010, following the establishment of a new agreement, Campari Italia S.p.A. will begin the distribution in the Italian market of Bowmore (Islay) single malt Scotch whisky of Morrison Bowmore Distilleries, which is controlled by the Japanese group Suntory.

This agreement completes the Group's Italian offerings of whiskies in its product line which includes its own brands Glen Grant and Old Smuggler and third party brands (Jack Daniel's and Tullamore Dew) which it distributes.

OUTLOOK

The Group's performance in 2009 was positive on the whole despite the fact that the economic crisis and the attendant lack of liquidity had a significant impact on certain key markets such as the US, Brazil and Eastern Europe in the form of the drastic reduction of distributors' stocks.

This negative impact was offset by the operating results generated by a highly significant acquisition (Wild Turkey) and the strength and responsiveness demonstrated by the Group's brands in certain more mature markets such as Italy, Germany, and throughout Western Europe in general.

For 2010, the overall climate is heading towards re-establishing confidence in light of macroeconomic commentary in the last two quarters of 2009, which reported a resumption of GDP growth in the US and eurozone after several consecutive quarters of declines.

Since growth expectations in a macroeconomic context are based on projections on business performance for the current year, we feel a measure of prudence is warranted. On the one hand, the impact of the current liquidity crisis will gradually be absorbed together with a resumption of the normal flow of sales to distributors

that will probably take hold over alternate periods of strong and slow sales. On the other hand, the high levels of unemployment in western countries pose an undeniable threat to the growth of consumption in the sector.

Looking at the Group in more specific terms, Wild Turkey will be fully consolidated in 2010, which will undoubtedly have a further positive impact on operating profit.

Moreover, the commencement of the distribution of Wild Turkey and other Group products in the Australian market through a subsidiary trading company (Campari Australia Pty Ltd.) will enable the Group to benefit from sales synergies in 2010 with an increasing impact on the contribution margin, and to offset higher structure costs, which are fully covered by the incremental contribution margin generated in this manner.

As regards exchange rates, as difficult as it is to make forecasts in this area in general, and especially in relatively turbulent and nervous markets, the US dollar seems to have reached an equilibrium level against the euro, as a result of which, we are not projecting any significant impact on operating profit.

In any case, we believe that the strength of the Group's brands and the continuing focus on cost and working capital controls will again lead to an improvement in operating and financial results.

RECONCILIATION OF THE PARENT COMPANY AND GROUP NET PROFIT AND SHAREHOLDERS' EQUITY

Pursuant to the Consob communication of 28 July 2006, the table below shows a reconciliation between the net profit for the period and shareholders' equity for the Group and the Parent Company Davide Campari-Milano S.p.A.

	31 December 2009		31 December 2008	
	Shareholders' equity €/million	Profit €/million	Shareholders' equity €/million	Profit €/million
Shareholders' equity and net profit of Davide Campari-Milano S.p.A.	532.3	32.5	548.5	33.5
Elimination of book value of consolidated shareholdings:				
Difference between book value and pro rata value of shareholders' equity of shareholdings	575.7		476.8	
Pro rata results of subsidiaries		213.9		160.7
Portion of Group net profit attributable to minorities	(2.2)	(0.1)	(2.8)	(1.2)
Elimination of the effects of transactions between consolidated companies:				
Elimination of intragroup dividends		(111.0)		(61.5)
Elimination of intragroup profits and capital gains	(14.8)	5.6	(13.9)	(4.9)
Other operations:				
Harmonisation of accounting policies	(3.6)	(3.7)	0.1	–
Taxes on subsidiaries' reserves	(0.7)	(0.1)	(0.6)	(0.1)
Conversion differences	(43.3)	–	(55.1)	–
Consolidated shareholders' equity and net profit (figures attributable to the Group)	**1,043.5**	**137.1**	**952.9**	**126.5**
Shareholders' equity and net profit attributable to minorities	2.5	0.4	2.1	0.2
Group shareholders' equity and net profit	**1,046.0**	**137.5**	**955.0**	**126.7**

GRUPPO CAMPARI
CONSOLIDATED ACCOUNTS FOR THE YEAR ENDING 31 DECEMBER 2009

FINANCIAL STATEMENTS

Consolidated income statement

	Notes	2009 (€/000)	*of which: related parties* (€/000)	2008 (€/000)	*of which: related parties* (€/000)
Net sales	**11**	**1,008,425**	***6,762***	**942,329**	***12,922***
Cost of goods sold	12	(435,631)	*20*	(428,211)	*16*
Gross profit		**572,794**	***6,782***	**514,118**	***12,938***
Advertising and promotional costs		(171,612)	*(2,069)*	(172,875)	*(4,070)*
Contribution margin		**401,183**	***4,714***	**341,243**	***8,868***
Structure costs	13	(165,565)	*65*	(145,856)	*(1,286)*
of which: one-offs	18	*(4,115)*	–	*(3,649)*	*(1,541)*
EBIT		**235,618**	***4,779***	**195,387**	***7,582***
Financial income and charges	19	(36,549)	*6*	(22,205)	*19*
of which: one-offs	19	(7,653)	–	(3,308)	–
share in profit (loss) of companies valued at equity	9	(796)	*(796)*	230	*230*
Put option charges	20	–	–	(987)	–
Profit before tax		**198,272**	***3,988***	**172,426**	***7,830***
Tax	21	(60,783)		(45,680)	–
Net profit		**137,489**	***3,988***	**126,746**	***7,830***
Profit attributable to:					
Parent company shareholders		137,112		126,547	
Minority interests		377	–	199	–
		137,489		**126,746**	
Basic earnings per share (€)	22	0.48		0.44	
Diluted earnings per share (€)	22	0.47		0.44	

Consolidated statement of comprehensive income

	2009 (€/000)	2008 (€/000)
Net profit (A)	137,489	126,746
Cash flow hedge		
Net profit (loss) for the period	(19,745)	5,207
Less: profits (losses) reclassified to the separate income statement	(243)	1,747
Net gains (losses) from cash flow hedging	(19,502)	3,460
Tax effect	5,717	(1,558)
Cash flow hedge	(13,785)	1,902
Conversion difference	860	(19,745)
Other comprehensive income (losses) (B)	(12,926)	(17,844)
Total comprehensive income (A+B)	**124,564**	**108,902**
Attributable to:		
Parent Company shareholders	124,163	108,695
Minority interests	400	207

Consolidated balance sheet

	Notes	31 December 2009 (€/000)	*of which: related parties* (€/000)	31 December 2008 (€/000)	*of which: related parties* (€/000)
ASSETS					
Non-current assets					
Net tangible fixed assets	23	283,984	–	179,985	–
Biological assets	24	18,501	–	18,018	–
Investment property	25	666	–	666	–
Goodwill and trademarks	26	1,199,379	–	919,941	–
Intangible assets with a finite life	28	5,467	–	5,105	–
Investments in affiliated companies and joint ventures	9	665	–	1,101	–
Deferred tax assets	21	28,128	–	14,362	–
Other non-current assets	29	162,293	–	7,473	–
Total non-current assets		**1,699,082**	**–**	**1,146,651**	**–**
Current assets					
Inventories	30	271,428	–	165,592	–
Trade receivables	31	236,166	*1,609*	271,598	*5,192*
Short-term financial receivables	32	6,656	–	4,093	*636*
Cash and cash equivalents	33	129,636	–	172,558	–
Other receivables	31	24,333	*250*	32,430	*1,551*
Total current assets		**668,218**	***1,859***	**646,272**	***7,379***
Non-current assets available for sale	34	11,135	–	12,670	–
Total assets		**2,378,435**	***1,859***	**1,805,593**	***7,379***
LIABILITIES AND SHAREHOLDERS' EQUITY					
Shareholders' equity					
Share capital	35	29,040	–	29,040	–
Reserves	35	1,014,430	–	923,821	–
Parent Company's portion of shareholders' equity		1,043,470	–	952,861	–
Minorities' portion of shareholders' equity	36	2,536	–	2,136	–
Total shareholders' equity		**1,046,006**	**–**	**954,997**	**–**
Non-current liabilities					
Bonds	37	806,440	–	316,852	–
Other non-current financial liabilities	37	77,746	–	56,654	–
Defined benefit plans	38	9,807	–	10,663	–
Provision for risks and future liabilities	39	10,661	–	9,053	–
Deferred tax liabilities	21	87,853	–	72,375	–
Total non-current liabilities		**992,509**	**–**	**465,597**	**–**
Current liabilities					
Payables to banks	37	17,274	–	107,454	–
Other financial payables	37	25,101	–	25,843	–
Trade payables	40	179,082	*8*	151,709	*1,012*
Payables to tax authorities	42	75,809	*28,848*	59,266	*22,016*
Other current liabilities	40	42,655	*41*	40,727	–
Total current liabilities		**339,920**	***28,897***	**384,999**	***23,028***
Total liabilities and shareholders' equity		**2,378,435**	***28,897***	**1,805,593**	***23,028***

Consolidated cash flow statement

	Notes	31 December 2009 (€/000)	31 December 2008 (€/000)
Operating profit		235,618	195,387
Adjustments to reconcile operating profit and cash flow:			
Depreciation and amortisation	14	25,406	19,301
Gains on sales of fixed assets		(49)	(6,471)
Write-downs of tangible fixed assets	23-24-28	506	204
Fund provisions	38-39	5,314	3,293
Use of funds	38-39	(5,984)	(5,868)
Other non-cash items		(1,027)	(1,921)
Changes in operating working capital		46,451	(859)
Other changes in non-financial assets and liabilities		8,179	6,649
Taxes paid		(43,026)	(38,201)
Cash flow from (used in) operating activities		**271,388**	**171,514**
Purchase of tangible and intangible fixed assets (*)	23-24-28	(61,133)	(48,108)
Capitalised interest expenses	23	(73)	–
Proceeds from disposals of tangible fixed assets		3,450	8,704
Payments on account in respect of fixed assets	31	2,967	6,834
Acquisition of trademarks	26-27	(1,582)	(2,100)
Acquisition of companies or holdings in subsidiaries	8	(439,503)	(84,474)
Debt assumed with acquisitions	8	1,575	11,024
Interest income		6,202	9,494
Dividends received		55	148
Other changes		(947)	193
Cash flow from (used in) investing activities		**(488,989)**	**(98,287)**
Redfire Inc. private placement issue	37	171,643	–
Parent Company Eurobond issue	37	345,196	–
Term and revolving loan facility	8	421,893	–
Other new medium- and long-term loans		389	–
Repayment of Redfire Inc. private placement	37	(8,561)	(8,386)
Repayment of term and revolving loan facility	8	(421,893)	–
Other repayments of medium- and long-term debt	37	(4,563)	(4,743)
Net change in short-term bank debt	37	(90,778)	(17,272)
Interest expenses		(38,547)	(25,415)
Change in other financial payables and receivables		(1,081)	1,880
Purchase and sale of own shares	43	(6,446)	(4,510)
Dividends paid to minority shareholders		(686)	
Net change in securities	29	(155,185)	(3,103)
Dividend paid out by Parent Company	35	(31,701)	(31,829)
Cash flow from (used in) financing activities		**180,367**	**(94,065)**
Effect of exchange rate differences on operating working capital		(10,927)	11,513
Other exchange rate differences and other changes in shareholders' equity		5,238	(17,923)
Exchange rate differences and other changes in shareholders' equity		**(5,689)**	**(6,409)**
Net increase (decrease) in cash and cash equivalents		**(42,924)**	**(27,247)**
Cash and cash equivalents at start of period	33	172,558	199,805
Cash and cash equivalents at end of period	33	129,636	172,558

(*) Acquisitions of tangible and intangible fixed assets are reported net of capital grants received during the period. For further information, see note 41 – Capital grants.

Statement of changes in shareholders' equity

	Notes	Group shareholders' equity					Minority	Total
		Shar capital (€/000)	Legal reserve (€/000)	Retained earnings (€/000)	Other reserves (€/000)	Total (€/000)	interests (€/000)	shareholders' equity (€/000)
Balance at 1 January 2009		29,040	5,808	953,817	(35,803)	952,861	2,136	954,997
Dividend payout to shareholders	35	–	–	(31,701)	–	(31,701)	–	(31,701)
Purchase of minority interests		–	–	–	–	–	–	–
Purchase of own shares	35	–	–	(13,374)	–	(13,374)	–	(13,374)
Sale of own shares	35	–	–	6,928	–	6,928	–	6,928
Stock options	35	–	–	1,523	3,069	4,592	–	4,592
Profit for the period		–	–	137,112	–	137,112	377	137,489
Other comprehensive income (losses)		–	–	–	(12,949)	(12,949)	23	(12,926)
Total comprehensive income		**–**	**–**	**137,112**	**(12,949)**	**124,163**	**400**	**124,564**
Balance at 31 December 2009		**29,040**	**5,808**	**1,054,304**	**(45,683)**	**1,043,470**	**2,536**	**1,046,006**

	Group shareholders' equity					Minority	Total
	Shar capital (€/000)	Legal reserve (€/000)	Retained earnings (€/000)	Other reserves (€/000)	Total (€/000)	interests (€/000)	shareholders' equity (€/000)
Balance at 1 January 2008	29,040	5,808	863,848	(22,070)	876,626	1,928	878,555
Dividend payout to shareholders	–	–	(31,829)	–	(31,829)	–	(31,829)
Purchase of own shares	–	–	(4,510)	–	(4,510)	–	(4,510)
Stock options	–	–	–	3,879	3,879	–	3,879
Profit for the period	–	–	126,547	–	126,547	199	126,746
Other comprehensive income (losses)	–	–	(239)	(17,613)	(17,852)	8	(17,844)
Total comprehensive income	**–**	**–**	**126,308**	**(17,613)**	**108,695**	**207**	**108,902**
Balance at 31 December 2008	**29,040**	**5,808**	**953,817**	**(35,803)**	**952,861**	**2,136**	**954,997**

NOTES TO THE CONSOLIDATED ACCOUNTS

1. General information

Davide Campari S.p.A. is a company listed on the Italian stock market, with registered office at Via Franco Sacchetti 20, 2099 Sesto San Giovanni (Milan), Italy.

The company is registered with the Milan companies register and REA (business administration register) under no. 1112227.

Davide Campari-Milano S.p.A., is controlled by Alicros S.p.A., which is controlled by Fincorus S.p.A.

The Group operates in 190 countries, boasting a leading position on the Italian and Brazilian markets and prime positions in the US, Germany and continental Europe, and has an extensive product portfolio in three segments: spirits, wines and soft drinks.

The spirits segment encompasses internationally-recognised brands such as Campari, SKYY Vodka, Wild Turkey and Cynar, as well as brand leaders in local markets including Aperol, CampariSoda, Glen Grant, Ouzo 12, Zedda Piras, Dreher, Old Eight and Drury's.

In the wines segment, apart from Cinzano, which is well-known all over the world, the main brands are Mondoro, Riccadonna, Sella & Mosca and Teruzzi & Puthod.

Lastly, the soft drinks segment covers the extended ranges of Crodino and Lemonsoda, which are leading brands on the Italian market.

The consolidated accounts of the Campari Group for the year ending 31 December 2009 were approved on 30 March 2010 by the Board of Directors of the Parent Company Davide Campari-Milan S.p.A., which has authorised their publication.

The Board of Directors reserves the right to amend the results should any significant events occur that require changes to be made, up to the date of the shareholders' meeting of the Parent Company.

The accounts are presented in euro, the reference currency of the Parent Company and many of its subsidiaries.

2. Preparation criteria

The consolidated accounts for the year ending 31 December 2009 were prepared in accordance with the international accounting standards (IFRS) issued by the International Accounting Standards Board (IASB) and ratified by the European Union. These also include all the revised international accounting standards (International Accounting Standards – IAS) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and its predecessor, the Standing Interpretations Committee (SIC).

The accounts were prepared on a cost basis, with the exception of financial derivatives, biological assets and new acquisitions, which were reported at fair value.

The carrying value of assets and liabilities subject to fair value hedging transactions, which would otherwise be recorded at cost, has been adjusted to take account of the changes in fair value attributable to the risk being hedged.

Unless otherwise indicated, the figures reported in these notes are expressed in thousand euro.

Consolidation principles

The consolidated accounts include the financial statements of the Parent Company and the Italian and foreign companies over which the Parent Company exercises direct or indirect control, as defined in IAS 27 (Consolidated and Separate Financial Statements).

These accounting statements, based on the same financial year as the Parent Company and drawn up for the purposes of consolidation, have been prepared in accordance with the international accounting standards adopted by the Group.

Joint ventures and companies over which the Group exercises a significant influence are accounted for by the equity method.

Form and content

In accordance with the format selected by the Group, the income statement is classified by function, and the balance sheet shows current and non-current assets and liabilities separately.

We consider that this format will provide a more meaningful representation of the items that have contributed to the Group's results and its balance sheet and financial position.

In the income statement (classified by function), the EBIT line is shown before and after one-offs such as capital gains/losses on the sale of shareholdings, restructuring costs and any other non-recurring income/expenses.

The definition of "non-recurring" or "one-off" conforms to that set out in the Consob communication of 28 July 2006 (DEM/6064296).

In 2009, the Group did not carry out any atypical and/or unusual transactions, which are defined in the Consob communication as significant/substantial transactions that are atypical and/or unusual because the counterparties, the object of the transaction, the method used to determine the price and timing of the transaction (proximity to year end) could give rise to doubts over the accuracy or completeness of the information provided in the accounts, conflicts of interest, safeguarding of company assets and the protection of minority shareholders.

The cash flow statement was prepared using the indirect method.

Basis of consolidation

The following changes in the basis of consolidation occurred in 2009:

- on 13 March, the Group acquired 99.25% of CJSC Odessa Sparkling Wine Company, based in Odessa, Ukraine;
- on 10 April 2009, the remaining 50% of M.C.S. S.c.a.r.l., a Brussels-based company operating in Belgium and Luxembourg, was acquired and therefore became a wholly-owned subsidiary, fully consolidated from the acquisition date; subsequently, on 29 June 2009, M.C.S. changed its legal status from that of a co-operative company (S.c.a.r.l.) to a limited liability company (S.p.r.l.);
- in May 2009, as part of the acquisition of Wild Turkey, the companies Rare Breed Distilling LLC, based in Wilmington, USA and Campari Australia Pty Ltd., based in Sydney, Australia, were established;
- on 2 April 2009, Campari Finance Teoranta was closed down after the winding-up procedures were completed, which led to the reporting of a loss of €427 thousand on the consolidated income statement;
- Prolera LDA was wound up on 29 December 2009, although this did not have any effects on the income statement.

Please see note 8 – Acquisitions – for information on the effects of these acquisitions.

In addition, the Group acquired the remaining 30% of Sabia S.A. on 5 November 2009 and now owns 100% of this company; this change did not have any impact on the basis of consolidation as it involved the exercise of a call/put option for which the related liabilities were already booked the previous year; for a summary of the effects relating to this year, see note 37 – Financial liabilities.

The tables below show the list of companies included in the basis of consolidation at 31 December 2009.

		Share capital at 31 December 2009		% owned by Parent Company		
Name, activity	Head office	Currency	Amount	Direct	Indirect	Direct shareholder
PARENT COMPANY						
Davide Campari-Milano S.p.A., holding and manufacturing company	Via Franco Sacchetti 20, Sesto San Giovanni	€	29,040,000			
FULLY CONSOLIDATED COMPANIES						
Italy						
Campari Italia S.p.A., trading company	Via Franco Sacchetti 20, Sesto San Giovanni	€	1,220,076	100.00		
Sella & Mosca Commerciale S.r.l., trading company	Località I Piani, Alghero	€	100,000		100.00	Sella & Mosca S.p.A.
Sella & Mosca S.p.A., manufacturing, trading and holding company	Località I Piani, Alghero	€	15,726,041	12.00	88.00	Zedda Piras S.p.A. (88%), Davide Campari-Milano S.p.A. (12%)
Turati Ventisette S.r.l., dormant company	Via Franco Sacchetti 20, Sesto San Giovanni	€	20,000	100.00		
Zedda Piras S.p.A., manufacturing, trading and holding company	Piazza Attilio Deffenu 9, Cagliari (sede operativa Alghero)	€	16,276,000	100.00		
Europe						
Campari Austria GmbH, trading company	Naglergasse 1/Top 13 A, Wien	€	500,000		100.00	DI.CI.E. Holding B.V.
Campari Deutschland GmbH, trading company	Bajuwarenring 1, Oberhaching	€	5,200,000		100.00	DI.CI.E. Holding B.V.
Campari Finance Belgium S.A, finance company	Avenue de la Métrologie, 10, Bruxelles	€	246,926,407	26.00	74.00	Davide Campari-Milano S.p.A. (26%), Glen Grant Ltd. (39%), DI.CI.E. Holding B.V.(35%)
Campari France, manufacturing company	15 ter, Avenue du Maréchal Joffre, Nanterre	€	2,300,000		100.00	DI.CI.E. Holding B.V.
Campari International S.A.M., trading company	7 Rue du Gabian, Monaco	€	180,000,000		100.00	DI.CI.E. Holding B.V.
Campari Schweiz A.G., trading company	Lindenstrasse 8, Baar	CHF	2,000,000		100.00	DI.CI.E. Holding B.V.
CJSC 'Odessa Sparkling Wine Company', manufacturing and trading company	36, Frantsuzky Boulevard, Odessa	UAH	13,041,016		99.25	Rotarius Holding B.V.
DI.CI.E. Holding B.V., holding company	Atrium, Strawinskylaan 3105, Amsterdam	€	15,015,000	100.00		
Glen Grant Distillery Company Ltd., manufacturing and trading company	Glen Grant Distillery, Rothes, Morayshire	GBP	1,000,000		100.00	Glen Grant Ltd.
Glen Grant Ltd., holding company	Glen Grant Distillery, Rothes, Morayshire	GBP	24,949,000		100.00	DI.CI.E. Holding B.V.
Glen Grant Whisky Company Ltd., dormant company (*)	Glen Grant Distillery, Rothes, Morayshire	GBP	1,000,000		100.00	DI.CI.E. Holding B.V.

Name, activity	Head office	Share capital at 31 December 2009 Currency	Amount	% owned by Parent Company Direct	Indirect	Direct shareholder
Kaloyiannis-Koutsikos Distilleries S.A., manufacturing and trading company	6 & E Street, A' Industrial Area, Volos	€	8,884,200		100.00	O-Dodeca B.V.
M.C.S. S.p.r.l., trading company	Millenium Park, Avenue de la Métrologie 10, Bruxelles	€	1,009,872		100.00	DI.CI.E. Holding B.V. (85%), Campari Austria GmbH (15%)
O-Dodeca B.V., holding company	Atrium, Strawinskylaan 3105, Amsterdam	€	2,000,000		75.00	DI.CI.E. Holding B.V.
Old Smuggler Whisky Company Ltd., manufacturing and trading company	Glen Grant Distillery, Rothes, Morayshire	GBP	1,000,000		100.00	Glen Grant Ltd.
Rotarius Holding B.V., holding company	Strawinskylaan 3105, 1077 ZX, Amsterdam	€	18,015		100.00	DI.CI.E. Holding B.V.
Société Civile du Domaine de Lamargue, manufacturing and trading company	Domaine de la Margue, Saint Gilles	€	6,793,200		100.00	Sella & Mosca S.p.A.
Americas						
Cabo Wabo, LLC, trading company	One Beach Street, Suite 300, San Francisco	US$	2,312,525		80.00	Redfire, Inc.
Campari Argentina S.R.L., trading company	Avenida Alicia Moreau de Justo 1120, Piso 4, Oficina 404-A, Buenos Aires	ARS	11,750,000		100.00	DI.CI.E. Holding B.V. (95%), Campari do Brasil (5%)
Campari do Brasil Ltda., manufacturing and trading company	Alameda Rio Negro 585, Edificio Demini, Conjunto 62, Alphaville - Barueri - SP	BRC	218,631,059	100.00		
Destiladora San Nicolas, S.A. de C.V., manufacturing and trading company	Hidalgo n° 1225, Col. Americana, C.P. 44200, Guadalajara, Jalisco	MXN	25,000,000		100.00	DI.CI.E. Holding B.V.
Gregson's S.A., trademark holder	Andes 1365, Piso 14, Montevideo	UYU	175,000		100.00	Campari do Brasil Ltda.
Rare Breed Distilling, LLC, manufacturing and trading company	Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware (Sede operativa Lawrenceburg)	US$	400,000,000 (**)	100.00		Redfire, Inc.
Red Fire Mexico, S. de R.L. de C.V., trading company	Agustin Yañez No. 2613-1ª-113, Col. Arcos Vallarta Sur, Guadalajara, Jalisco	MXN	1,254,250		80.00	DI.CI.E. Holding B.V.
Redfire, Inc., holding company	State of Delaware, City of Wilmington, County of New Castle (sede operativa San Francisco)	US$	566,321,274 (**)	100.00		
Sabia S.A., manufacturing and trading company	Av. Corrientes, 222 - 3rd floor, Buenos Aires	ARS	40,164,000		100.00	DI.CI.E. Holding B.V.
Skyy Spirits, LLC, trading company	One Beach Street, Suite 300, San Francisco	US$	54,897,000		100.00	Redfire, Inc.
Other						
Campari (Beijing) Trading Co. Ltd., trading company	Xingfu Dasha Building, block B, room 511, n° 3 Dongsanhuan BeiLu, Chaoyang District, Beijing	RMB	25,189,930		100.00	DI.CI.E. Holding B.V.

		Share capital at 31 December 2009		% owned by Parent Company		
Name, activity	Head office	Currency	Amount	Direct	Indirect	Direct shareholder
Campari Australia Pty Ltd., trading company	C/o KPMG - 10 Shelley Street, Sydney	AU$	2,000,000		100.00	DI.CI.E. Holding B.V.
Campari Japan Ltd., trading company	6-17-15, Jingumae Shibuya-ku, Tokyo	JPY	3,000,000		100.00	DI.CI.E. Holding B.V.
Qingdao Sella & Mosca Winery Co. Ltd., manufacturing and trading company	8 Pingu Horticultural Farm, Yunshan County, Pingdu City, Qingdao, Shandong Province	RMB	24,834,454		93.67	Sella & Mosca S.p.A.

		Share capital at 31 December 2009		% owned by Parent Company		
Name, activity	Head office	Currency	Amount	Direct	Indirect	Direct shareholder
Other holdings						
Fior Brands Ltd., trading company (*)	c/o Ernst & Young - Ten George Street, Edinburgh	GBP	100	50.00	DI.CI.E. Holding B.V.	equity method
Focus Brands Trading (India) Private Ltd., manufacturing and trading company	Chamber No. 1517, 15th Floor, Devika Towers, 6, Nehru Place, New Delhi	INR	115,998,250	26.00	DI.CI.E. Holding B.V.	equity method
International Marques V.o.f., trading company	Nieuwe Gracht 11, Haarlem	€	210,000	33.33	DI.CI.E. Holding B.V.	equity method

(*) company in liquidation
(**) including capital grants

Subsidiaries

All subsidiaries are consolidated on a line-by-line basis.

Under this method, all assets and liabilities, and expenses and revenues for consolidated companies, are fully reflected in the consolidated accounts. The carrying value of the equity investments is eliminated against the corresponding portion of the shareholders' equity of the subsidiaries. Individual assets and liabilities are assigned the value attributed to them on the date control was acquired.

Any positive difference is recorded under the assets item "goodwill", and any negative amount is taken to the income statement.

The minority interests in shareholders' equity and net profit are reported under appropriate items in the accounts; in the case of shareholders' equity, the amount is determined on the basis of the values assigned to assets and liabilities on the date control was assumed, excluding any related goodwill.

Affiliated companies and joint ventures

These companies are reported in the consolidated accounts using the equity method, starting on the date when significant influence or joint control begins and ending when such influence or control ceases.

If the Group's interest in any losses of affiliates exceeds the carrying value of the equity investment in the accounts, the value of the equity investment is eliminated, and the Group's portion of further losses is not reported, unless, and to the extent to which, the Group is responsible for covering such losses.

Transactions eliminated during the consolidation process

When preparing the consolidated accounts, unrealised profits and losses resulting from intra-group transactions are eliminated, as are the entries giving rise to payables and receivables, and costs and revenues between the companies included in the basis of consolidation.

Unrealised profits and losses generated on transactions with affiliated or joint venture companies are eliminated to the extent of the Group's percentage interest in those companies.

Dividends collected from consolidated companies are eliminated.

Currency conversion criteria and exchange rates applied to the accounts

Figures expressed in currencies other than the accounting currency (euro) are converted as follows:

- income statement loss items are converted at the average exchange rate for the year, while balance sheet items are converted at year-end exchange rates; exchange rate differences resulting from the application of the different methods for conversion to euro of income statement and balance sheet items are recorded under the shareholders' equity reserve "foreign currency conversion reserve", until the holding in question is sold;
- any conversion differences between the value of shareholders' equity at the beginning of the year, as converted at the prevailing rate, and the value of shareholders' equity converted at the year-end rate for the previous year are also recorded under the foreign currency conversion reserve.

When preparing the consolidated cash flow statement, average exchange rates were used to convert the cash flows of foreign subsidiaries.

The exchange rates used for conversion transactions are shown below.

	31 December 2009		31 December 2008	
	Average rate	End-of-period rate	Average rate	End-of-period rate
US dollar	1.3933	1.4406	1.4706	1.3917
Swiss franc	1.5099	1.4836	1.5871	1.4850
Brazilian real	2.7706	2.5113	2.6745	3.2436
Uruguayan peso	31.3993	28.2891	30.6205	33.9046
Chinese renminbi	9.5174	9.8350	10.2247	9.4956
UK pound	0.8911	0.8881	0.7965	0.9525
Indian rupee	67.3080	67.0400	63.7012	67.6360
Japanese yen	130.2344	133.1600	152.3306	126.1400
Argentine peso	5.2019	5.4619	4.6409	4.8044
Mexican peso	18.7841	18.9223	16.2967	19.2333
Australian dollar	1.7749	1.6008	–	–
Ukrainian hryvnia	11.1190	11.5642	–	–

3. Summary of accounting principles

Intangible assets

Intangible assets include all assets without any physical form that are identifiable, controlled by the company and capable of producing future benefits, as well as goodwill when purchased for consideration.

Intangible assets acquired are posted to assets, in accordance with IAS 38 (Intangible Assets), when it is likely that the use of the assets will generate future financial benefits, and when the cost can be reliably determined.

If acquired separately, these assets are reported at purchase cost including all allocable ancillary costs.

Assets produced internally, excluding development costs, are not capitalised and are reported on the income statement for the financial year in which they are incurred.

Intangible assets acquired through business combinations are capitalised at fair value on the acquisition date.

Intangible assets with a finite life are amortised on a straight-line basis in relation to their remaining useful life, generally three years, taking into account losses due to a reduction in accumulated value.

The period of amortisation of intangible assets with a finite life is reviewed at least at the end of every financial year in order to ascertain any changes in their useful life, which if identified, will be considered as changes in estimates.

The costs of development projects and studies are recorded in the income statement in full in the year in which they are incurred.

Advertising and promotional costs are recorded on the income statement when the company has received the goods or services in question.

Costs relating to industrial patents, concessions, licences and other intangible assets are listed on the assets side of the balance sheet only if they are able to produce future economic benefits for the company. These costs are amortised according to the period of use, if this can be defined, or according to contract duration.

Software licences represent the cost of purchasing licences and, if incurred, external consultancy fees or internal personnel costs necessary for development. These costs are booked in the year in which the internal or external costs are incurred for training personnel and other related costs.

Goodwill and trademarks, which result from acquisitions and qualify as intangible assets with an indefinite life, are not amortised. The possibility of recovering their reported value is ascertained at least annually, and in any case, when events occur leading to the assumption of a reduction in value using the criteria indicated in the paragraph entitled "Impairment."

For goodwill, a test is performed on the smallest aggregate to which the goodwill relates. On the basis of this, management directly or indirectly assesses the return on investment including goodwill.

Write-downs in goodwill cannot be recovered in future years.

Business combinations

Business combinations are booked using the purchase method.

Goodwill acquired in mergers and acquisitions is initially measured as the excess of the cost of the business combination over the Group's portion of the net fair value of the identifiable assets, liabilities and contingent liabilities (of the acquired company).

After the initial entry, goodwill is measured at cost less cumulative impairment.

To establish whether impairment has occurred, the goodwill acquired in a business combination is allocated from the date of the acquisition to the individual cash-generating units of the Group or to the groups of cash-generating units likely to benefit from merger synergies, whether or not other assets or liabilities from the acquisition are assigned to these units or groups of units.

When the goodwill is part of a cash-generating unit (group of cash-generating units) and some of the internal assets of the unit are sold, the goodwill associated with the assets sold is included in the carrying value of the assets in order to establish the profit or loss generated by the sale.

Goodwill sold in this way is measured according to the value of the assets sold and the value of the remaining portion of the unit.

Tangible assets

Property, plant and equipment are recorded at acquisition or production cost, gross of capital grants (if received) and directly charged expenses, and are not revalued.

Any costs incurred after purchase are capitalised provided that they increase the future financial benefits generated by using the asset.

The replacement costs of identifiable components of complex assets are allocated to assets on the balance sheet and depreciated over their useful life. The residual value recorded for the component being replaced is allocated to the income statement; other costs are charged to the income statement when the expense is incurred.

The financial charges incurred in respect of investments in assets which take a substantial period of time to be prepared for use or sale (qualifying assets as defined in IAS 23 – Borrowing Costs) are capitalised and amortised over the useful life for the class of assets to which they belong.

All other financial charges are posted to the income statement when incurred.

Ordinary maintenance and repair expenses are charged to the income statement in the period in which they are incurred.

If there are current obligations for dismantling or removing assets and cleaning up the related sites, the assets' reported value includes the estimated (discounted) costs to be incurred when the structures are abandoned, which are reported as an offsetting entry to a specific reserve.

Assets held under finance lease contracts, which essentially assign to the Group all the risks and benefits tied to ownership, are recognised as Group assets at their current value, or the present value of the minimum lease payments, whichever is lower.

The corresponding liability to the lessor is reported in the accounts under financial payables.

These assets are depreciated using the policies and rates indicated below.

Leasing arrangements in which the lessor, in essence, retains all the risks and benefits tied to the ownership of the assets, are classified as operating leases, and the related costs are reported in the income statement over the term of the contract.

Depreciation is applied using the straight-line method, based on each asset's estimated useful life as established in accordance with the company's plans for use of such assets, taking into account wear and tear and technological obsolescence, and the likely estimated realisable value net of disposal costs.

When the tangible asset consists of several significant components with different useful lives, depreciation is applied to each component individually.

The amount to be depreciated is represented by the reported value less the estimated net market value at the end of its useful life, if this value is significant and can be reasonably determined.

Land, even if acquired in conjunction with a building, is not depreciated, nor are available-for-sale tangible assets, which are reported at the lower of their recorded value and fair value less disposal costs.

Rates are as follows:

– major real estate assets and light construction:	3%-5%
– plant and machinery:	10%-25%
– furniture, and office and electronic equipment:	10%-30%
– motor vehicles:	20%-40%
– miscellaneous equipment:	20%-30%

Depreciation ceases on the date when the asset is classified as available for sale, in accordance with IFRS 5, or on the date on which the asset is eliminated for accounting purposes, whichever occurs first.

A fixed asset is eliminated from the balance sheet at the time of sale or when there are no future economic benefits associated with its use or disposal.

Any profits or losses are included in the income statement in the year of this elimination.

Capital grants

Capital grants are recorded when there is a reasonable certainty that all requirements necessary for access to such grants have been met and that the grant will be disbursed.

This generally occurs at the time the decree acknowledging the benefit is issued.

Capital grants relating to tangible assets are reported as deferred revenues and credited to the income statement over the period corresponding to the useful life of the asset concerned.

Impairment

The Group ascertains, at least annually, whether there are indicators of a potential loss in value of intangible and tangible assets. If the Group finds that such indications exist, it estimates the recoverable value of the relevant asset.

In addition, intangible assets with an indefinite useful life, or that are not available and ready for use, are subject to an impairment test each year, or more frequently if there is an indication that the asset may have been subject to a loss in value.

The ability to recover the assets is ascertained by comparing the reported value to the related recoverable value, which is represented by the greater of the fair value less disposal costs and the value in use.

In the absence of a binding sale agreement, the fair value is estimated on the basis of recent transaction values in an active market, or based on the best information available to determine the amount that could be obtained from selling the asset.

The value in use is determined by discounting expected cash flows resulting from the use of the asset, and if significant and reasonably determinable, the cash flows resulting from its sale at the end of its useful life.

Cash flows are determined on the basis of reasonable, documentable assumptions representing the best estimate of the future economic conditions that will occur during the remaining useful life of the asset, with greater weight given to outside information.

The discounting is done using a rate that takes into account the implicit risk of the business segment.

When it is not possible to determine the recoverable value of an individual asset, the Group estimates the recoverable value of the unit that incorporates the asset and generates cash flows.

A loss of value is reported if the recoverable value of an asset is lower than its carrying value.

This loss is posted to the income statement unless the asset was previously written up through a shareholders' equity reserve.

In this case, the reduction in value is first allocated to the revaluation reserve.

If, in a future period, a loss on assets, other than goodwill, does not materialise or is reduced, the carrying value of the asset or unit generating cash flows is increased up to the new estimate of recoverable value, and may not exceed the value that would have been determined if no loss from a reduction in value had been reported.

The recovery of a loss of value is posted to the income statement, unless the asset was previously reported at its revalued amount. In this case, the recovery in value is first allocated to the revaluation reserve.

Investment property

Property and buildings held to generate lease income (investment property) are valued at cost less accumulated depreciation and losses due to a reduction in value.

The depreciation rate for buildings is 3%, while land is not depreciated.

Investment property is eliminated from the balance sheet when sold or when it becomes permanently unusable and no future economic benefits are expected from its disposal.

Biological assets

Biological assets are valued, when first reported and at each subsequent reporting date, at their fair value, less estimated point-of-sale costs.

The related agricultural produce is valued at cost, which is approximately the fair value less estimated point-of-sale costs at harvest.

Financial instruments

Financial instruments held by the Group are categorised as follows.

Financial assets include holdings in affiliated companies and joint ventures, short-term securities, financial receivables, which in turn include the positive fair value of financial derivatives, trade and other receivables and cash and cash equivalents.

Specifically, cash and cash equivalents include cash, bank deposits and highly marketable securities that can be quickly converted into cash, and which carry an insignificant risk of a change in value.

The maturity of deposits and securities in this category is less than three months.

Short-term securities include securities maturing in one year or less, and marketable securities representing a temporary investment of cash that do not meet the requirements for classification as cash equivalents.

Financial liabilities include financial payables, which in turn include the negative fair value of financial derivatives, trade payables and other payables.

Financial assets and liabilities, other than equity investments, are booked in accordance with IAS 39 (Financial instruments: Recognition and Measurement) in the following categories:

Financial assets at fair value with changes recorded in the income statement

This category includes all financial instruments held for trading and those designated at the initial reporting at fair value with changes recorded in the income statement.

Financial assets held for trading are all those instruments acquired with the intention of sale in the short term; this category also includes derivatives that do not satisfy the requirements set out by IAS 39 for consideration as hedging instruments.

These instruments at fair value with changes recorded in the income statement are booked in the balance sheet at fair value, while the related profits and losses are reported in the income statement.

Investments held to maturity

Current financial assets and securities to be held until maturity are reported on the basis of the trading date, and, at the time they are first entered in the accounts, they are valued at purchase cost, represented by the fair value of the initial consideration given in exchange plus transaction costs (e.g. commissions, consulting fees, etc).

The initial reported value is then adjusted to take into account repayments of principal, any write-downs and the amortisation of the difference between the repayment amount and the initial reported value. Amortisation is applied on the basis of the effective internal interest rate represented by the rate which, at the time of initial reporting, would make the present value of expected cash flows equal to the initial reported value (known as the amortised cost method).

The profits and losses are entered in the income statement when the investment is eliminated for accounting purposes or when impairment occurs beyond the amortisation process.

Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments, which are not listed on an active market.

After the initial reporting, these instruments are valued according to the criterion of amortised cost using the effective discount rate method net of any provision for loss of value.

Profits and losses are recorded in the income statement when loans and receivables are eliminated for accounting purposes or when a loss of value is apparent beyond the amortisation process.

Financial assets available for sale

Financial assets available for sale, excluding derivatives, are those designated as such or not classified under any of the three previous categories.

After the first reporting, the financial instruments available for sale are valued at fair value.

If the market price is not available, the current value of financial instruments available for sale is measured using the most appropriate valuation methods, such as the analysis of discounted cash flows performed using market information available on the reporting date. In the absence of reliable information, they are held at cost.

Profits and losses on financial assets available for sale are recorded directly in shareholders' equity up to the time the financial asset is sold or written down. At that time the accumulated profits and losses, including those previously posted to shareholders' equity, are included in the income statement for the period.

Loss in value of a financial asset

The Group assesses, at least annually, whether there are any indicators that a financial asset or a group of financial assets could have lost value.

A financial asset or a group of financial assets is written down only if there is objective evidence of a loss in value caused by one or more events that occurred following the initial reporting date of the asset or group of assets and which had an impact that can be reliably estimated on the future cash flows that may be generated by the asset or group of assets themselves.

Elimination of financial assets and liabilities

A financial asset (or where applicable, part of a financial asset or part of a group of similar financial assets) is eliminated from the accounts when:

- the rights to receive income from financial assets are no longer held;
- the Group reserves the right to receive income from financial assets, but has taken on a contractual obligation to pay such income in full and without delay to a third party;
- the Group has transferred the right to receive income from financial assets and (i) has transferred substantially all the risks and benefits relating to the ownership of the financial asset, or (ii) has neither transferred nor retained all the risks and benefits relating to the ownership of the financial asset, but has transferred control of the asset.

When the Group has transferred the rights to receive financial income from an asset, and it has neither transferred nor retained all the risks and benefits, or it has not lost control of the same, the asset is reported on the balance sheet to the extent of the Group's remaining involvement in the asset.

A financial liability is eliminated from the accounts when the underlying obligation of the liability is no longer held, or cancelled, or has been settled.

In cases where an existing financial liability is substituted by another with the same lender under different conditions, or where the conditions of an existing liability are changed, the substitution or change is treated in the accounts as an elimination of the original liability, and a new liability is reported, with any difference in the accounting values allocated to the income statement.

Financial derivatives and hedging transactions

Financial derivatives are used solely for hedging purposes to reduce exchange and interest rate risk.

In accordance with IAS 39, financial derivatives may be recorded using hedge accounting procedures only if, at the beginning of the hedge, a formal designation has been made and the documentation for the hedge relationship exists.

It is assumed that the hedge is highly effective: it must be possible for this effectiveness to be reliably measured, and the hedge must prove highly effective during the accounting periods for which it is designated.

All financial derivatives are measured at their fair value pursuant to IAS 39.

Where financial instruments meet the requirements for being reported using hedge accounting procedures, the following accounting treatment is applied:

- *fair value hedge* – if a financial derivative is designated to hedge exposure to changes in the fair value of an asset or liability attributable to a particular risk that could have an impact on the income statement, the profits or losses resulting from the subsequent valuations of the fair value of the hedging instrument are reported in the income statement. The gain or loss on the hedged entry, which is attributable to the hedged risk, is reported as a portion of the carrying value of this entry and as an offsetting entry in the income statement.
- *cash flow hedge* – if a financial instrument is designated as a hedge of exposure to fluctuations in the future cash flow of an asset or liability reported in the accounts, or of a highly likely expected transaction that could have an impact on the income statement, the effective portion of the profits or losses on the financial instrument is reported under shareholders' equity. Accumulated profits or losses are removed from

shareholders' equity and recorded in the income statement in the same period in which the transaction being hedged has an impact on the income statement. The profit or loss associated with a hedge, or the portion of the hedge that has become ineffective, is posted to the income statement when the ineffectiveness is reported.

If a hedge instrument or hedge relationship is closed out, but the transaction being hedged has not been carried out, the accumulated profits and losses, which, until that moment had been posted to shareholders' equity, are reported in the income statement at the time the related transaction is carried out.

If the transaction being hedged is no longer considered likely to take place, the pending unrealised profits or losses in shareholders' equity are recorded in the income statement.

If hedge accounting cannot be applied, the profits or losses resulting from the valuation of the financial derivative at its present value are posted to the income statement.

IAS 39 – Financial Instruments: Recognition and Measurement allows the exchange rate risk of a highly probable intra-group transaction to qualify as the hedged item in a cash flow hedge, provided that the transaction is denominated in a currency other than the functional currency of the company entering into the transaction and that the consolidated financial statements are exposed to exchange rate risk.

In addition, if the hedge of a forecast intragroup transaction qualifies for hedge accounting, any gain or loss that is recognised directly in shareholders' equity, in accordance with the rules of IAS 39, must be reclassified in the income statement in the same period in which the currency risk of the hedged transaction affects the consolidated income statement.

Own shares

Own shares are reported as a reduction in respect of shareholders' equity.

The original cost of the own shares and the economic effects of any subsequent sales are reported as movements in shareholders' equity.

Inventories

Inventories of raw materials, and semi-finished and finished products are valued at the lower of purchase or manufacturing cost, determined using the weighted average method, and market value.

Work in progress is recorded at the purchase cost of the raw materials used including the actual manufacturing costs incurred at the point of manufacturing reached.

Inventories of raw materials and semi-finished products no longer useable in the production cycle and inventories of unsaleable finished products are fully written down.

Low-value replacement parts and maintenance equipment not used in connection with a single asset item are reported as inventories and recorded in the income statement when used.

Non-current assets held for sale

Non-current assets classified as available for sale include non-current assets (or disposal groups) whose carrying value will be recovered primarily from their sale rather than their ongoing use, and whose sale is highly probable in the short term (within one year) and in the assets' current condition.

Non-current assets classified as available for sale are valued at the lower of their net carrying value and current value, less sale costs.

Employee benefits

Post-employment benefit plans

Group companies provide post-employment benefits for staff, both directly and by contributing to external funds.

The procedures for providing these benefits vary according to the legal, fiscal and economic conditions in each country in which the group operates.

Group companies provide post-employment benefits through defined contribution and/or defined benefit plans.

- Defined benefit plans

  The Group's obligations and the annual cost reported in the income statement are determined by independent actuaries using the projected unit credit method.

  The net accumulated value of actuarial profits and losses is reported in the income statement.

  The costs associated with an increase in the present value of the obligation, resulting from the approach of the time when benefits will be paid, are included under financial charges.

- Defined contribution plans

  Since the Group fulfils its obligations by paying contributions to a separate entity (a fund), with no further obligations, the company records its contributions to the fund in respect of employees' service, without making any actuarial calculation.

  Where these contributions have already been paid at the reporting date, no liabilities are recorded on the balance sheet.

Compensation plans in the form of stock options

The Group pays additional benefits in the form of stock option plans to employees, directors and individuals who regularly do work for one or more Group companies.

Pursuant to IFRS 2 (Share-Based Payment), the total fair value of the stock options on the allocation date is to be reported as a cost in the income statement, with an increase in the respective shareholders' equity reserve, in the period beginning at the time of allocation and ending on the date on which the employees, directors and individuals who regularly do work for one or more Group companies become fully entitled to receive the stock options.

Changes in the present value following the allocation date have no effect on the initial valuation, while in the event of changes to the terms and conditions of the plan, additional costs are booked for every change in the plan that determines an increase in the current value of the recognised option.

No cost is recognised if the stock options have not been vested; if an option is cancelled, it is treated as if it had been vested on the cancellation date and any cost that has not been recognised is recorded immediately.

The fair value of stock options is represented by the value of the option determined by applying the Black-Scholes model, which takes into account the conditions for exercising the option, as well as the current share price, expected volatility and the risk-free rate.

The stock options are recorded at fair value with an offsetting entry under the stock option reserve.

The Group applied the transitional provisions of IFRS 2, and therefore applied the principle to allocations of stock options approved after 7 November 2002 that had not accrued on the effective date of IFRS 2 (1 January 2005).

The dilutive effect of options not yet exercised is included in the calculation of diluted earnings per share.

Reserve for risks and future liabilities

Provisions for risks and future liabilities are reported when:

- the existence of a current legal or implicit obligation, resulting from a past event, is likely;
- it is likely that the fulfilment of the obligation will require some form of payment;
- the amount of the obligation can be reliably estimated.

Provisions are reported at a value representing the best estimate of the amount the company would reasonably pay to discharge the obligation or transfer it to third parties on the reporting date.

Where the financial impact of time is significant, and the payment dates of the obligations can be reliably estimated, the provision is discounted. The increase in the related reserve over time is allocated to the income statement under financial income (charges).

Reserves are periodically updated to reflect changes in cost estimates, collection periods and discount rates. Estimate revisions made in respect of reserves are allocated to the same item in the income statement where the provision was previously reported, or, where the liability relates to tangible assets (e.g. dismantling and restoration), these revisions are reported as an offsetting entry to the related asset.

When the Group expects that all or part of the reserves will be repaid by third parties, the payment is booked under assets only if it is virtually certain, and the provision and related repayment are posted to the income statement.

Restructuring reserves

The Group reports restructuring reserves only if there is an implicit restructuring obligation and a detailed formal restructuring programme that has led to the reasonable expectation by the third parties concerned that the Company will carry out the restructuring, either because it has already started the process or because it has already communicated the main aspects of the restructuring to the third parties concerned.

Recording of revenues, income and charges in the income statement

Revenues are reported to the extent to which it is likely that economic benefits will flow to the Group and in respect of the amount that can be determined reliably.

Revenues are reported at the fair value of the sum received, net of current and deferred discounts, allowances, excise duties, returns and trade allowances.

Specifically:

- sales revenues are recorded when the risks and benefits associated with owning the items are transferred to the buyer, and the revenue amount can be reliably determined;
- service revenues are reported when services are rendered; allocations of revenues related to partially performed services are reported on the basis of the percentage of the transaction completed on the reporting date, when the revenue amount can be reliably estimated;
- financial income and charges are booked in the period to which they relate;
- capital grants are credited to the income statement in proportion to the useful life of the related assets;
- dividends are reported on the date of the shareholders' meeting resolution;
- lease income from investment property is booked on a straight-line basis for the duration of the existing leasing contracts.

Costs are recognised in the income statement when they relate to goods and services sold or consumed during the period, as a result of systematic apportionment or when the future utility of such goods and services cannot be determined.

Personnel and service costs include stock options (given their largely remunerative nature) that were allocated to employees, directors and individuals who regularly do work for one or more Group companies starting in 2004. The cost is determined in relation to the fair value of the option assigned. The portion applicable to the period is determined proportionally over the period to which the incentive applies (known as the vesting period).

Costs incurred in studying alternative products or processes, or in conducting technological research and development are considered current costs and allocated to the income statement in the period when they are incurred.

Taxes

Current income taxes are calculated on estimated taxable income, and the related payable is recorded under "tax payables".

Payables and receivables in respect of current taxes are recorded in the amount expected to be paid to/received from tax authorities by applying the tax rates and regulations in force or effectively approved on the reporting date.

Current taxes relating to items posted directly to shareholders' equity are included in shareholders' equity.

Other non-income taxes, such as property and capital taxes, are included in operating expenses.

Deferred tax assets and liabilities are calculated on temporary differences between the asset and liability values recorded in the accounts and the corresponding values recognised for tax purposes using the liability method.

Deferred tax assets are reported when their recovery is likely.

Deferred tax assets and liabilities are determined on the basis of tax rates projected to be applicable under the respective laws of the countries in which the Group operates, in those periods when the temporary differences are generated or eliminated.

Current and deferred tax assets and liabilities are set off when these relate to income taxes levied by the same tax authority and a legal right of set-off exists, provided that realisation of the asset and settlement of the liability take place simultaneously.

Deferred tax assets and liabilities are classified under non-current assets and liabilities.

The balance of any set-off, made only in cases where income taxes have been levied by the same tax authority and there is a legal right of set-off, is posted to deferred tax assets if positive and deferred tax liabilities if negative.

Transactions in foreign currencies (not hedged with derivatives)

Revenues and costs related to foreign currency transactions are reported at the exchange rate in force on the date the transaction is completed.

Monetary assets and liabilities in foreign currencies are converted to euro at the exchange rate in effect on the reporting date with any related impact posted to the income statement.

Earnings per share

Base earnings per share are calculated by dividing the Group's net profit by the weighted average number of shares outstanding during the period, excluding any own shares held.

For the purposes of calculating the diluted earnings (loss) per share, the weighted average of outstanding shares is adjusted in line with the assumption that all potential shares with a diluting effect will be converted.

The Group's net profit is also adjusted to take into account the impact of the conversion, net of taxes.

Use of estimates

The preparation of the accounts and related notes in accordance with IFRS requires the management to make estimates and assumptions that have an impact on the value of balance sheet assets and liabilities and on disclosures concerning contingent assets and liabilities at the reporting date.

The actual results could therefore differ from these estimates.

Estimates are used to identify provisions for risks in respect of receivables, obsolete inventory, depreciation and amortisation, asset write-downs, employee benefits, taxes, restructuring reserves and other provisions and reserves.

Figures for the individual categories are set out in the notes to the accounts.

Estimates and assumptions are reviewed periodically, and the effects of each change are reflected in the income statement in the period in which the review of the estimate occurred if such review had an impact on that period only, or additionally in subsequent periods if the review had an impact on both the current and future years.

Goodwill is subject to annual impairment tests to verify any losses in value.

The calculations are based on the financial flows expected from the cash-generating units to which the goodwill is attributed, as inferred from the budget and multi-year plans.

4. Changes in accounting principles

Accounting standards, amendments and interpretations applied since 1 January 2009

The following accounting standards, amendments and interpretations, which the IASB revised following its 2008 annual improvement process, were applied by the Group for the first time from 1 January 2009.

- Improvement to IFRS 2 – Vesting Conditions and Cancellations

  The standard narrows the definition of vesting conditions to one condition that includes an explicit or implicit obligation to provide a service.

  Every other condition constitutes a "non-vesting condition" and must be taken into consideration when determining the fair value of the equity instruments assigned on the grant date.

  The amendment also clarifies the situation whereby, if a grant of equity instruments does not occur because a non-vesting condition that is under the control of the entity or counterparty has not been met, this must be booked as a cancellation.

  The principle was applied retrospectively by the Group from 1 January 2009; however, its application did not have any effects on the financial statements, since the Group has not undertaken any share-based payments with conditions other than those relating to service.

- Improvement to IFRS 7 – Financial Instruments: Disclosures

  The main amendment, which has to be applied by 1 January 2009, requires additional information to be provided on fair value valuations and liquidity risk.

  In the case of fair value valuations, information is required to be provided on hierarchical levels (three levels) for each class of financial instruments.

  In addition, the amendments specify the information to be disclosed on liquidity risks with reference to derivatives and financial assets used to manage liquidity in foreign currency.

  Information on fair value is presented in note 44 – Financial instruments; however, the amendments have not had a significant effect on the information on liquidity risk set out in note 44.

- IFRS 8 – Operating Segments

  On 30 November 2006, the IASB issued accounting standard IFRS 8 – Operating Segments, which replaces IAS 14 – Segment Reporting.

  The new standard became effective on 1 January 2009 and requires segment information to be reported on the basis of the factors considered by management when making operating decisions. This therefore requires the identification of operating segments whose results are reviewed regularly by management for the purpose of making decisions about resources to be allocated to the segment and assessing its performance. The adoption of this standard had no impact on the Group's net debt position or operating performance.

  The operating segments defined by the Group in the application of this new principle are the same as those identified previously, in accordance with IAS 14; for more information see note 10 – Operating segments.

- Revised IAS 1 – Presentation of Financial Statements

  The revised version of IAS 1 – Presentation of Financial Statements separates changes in shareholders' equity into shareholders' and non-shareholders' portions.

  The statement of changes in shareholders' equity includes only details of transactions with shareholders, while all changes relating to transactions with non-shareholders are presented in a reconciliation of each component of shareholders' equity. The standard also introduced the statement of comprehensive income, which contains all the revenue and cost items for the period recorded in the income statement, as well as any other revenue and cost items recorded directly under shareholders' equity.

  The statement of comprehensive income may be presented in the form of either a single statement or two related statements. The Group has applied the revised version of the accounting standard retrospectively from 1 January 2009, and has opted to present information in two statements, entitled "Consolidated separate income statement" and "Consolidated statement of comprehensive income" respectively, and has therefore modified the presentation of the "Statement of changes in shareholders' equity".

In addition, as part of the IFRS improvement process, on 22 May 2008 the IASB issued an amendment to the revised IAS 1, requiring assets and liabilities relating to hedging derivatives to be classified into current and non-current portions.

The adoption of this amendment did not require any changes in the presentation of asset and liability items, since the Group was already making a distinction between current and non-current portions.

- Improvement to IAS – 19 – Employee Benefits

  The improvement to IAS 19 – Employee Benefits clarifies the definition of cost/income relating to employees' past service.

  If a plan is curtailed, the effect to be booked immediately to the income statement must only include the reduction of benefits for future periods, while the effect of any reductions relating to previous periods of service must be considered a negative past service cost.

  This amendment must be applied prospectively to changes made to plans after 1 January 2009.

  The adoption of this amendment had no effect on the financial statements.

  The amendment also redefined short-term and long-term benefits and revised the definition of the return on plan assets. It further determined that this item must be disclosed excluding any administration costs that are not already included in the value of the liability.

  The Group adopted this principle retrospectively from 1 January 2009, but it had no effect on the financial statements as the Group's procedures already reflected it.

- Improvement to IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance

  The amendment to IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance requires that government loans issued at a lower rate than the market rate or on an interest-free basis must be booked as if they were issued at market rates; the difference between the amount received and the present value is treated as a government grant and accounted for in accordance with IAS 20. These loans must be valued in accordance with the provisions of IAS 39 (Financial Instruments).

  The Group applied this new version retrospectively from 1 January 2009, but it had no effect on the financial statements as no subsidised loans were obtained after that date.

- Revised IAS 23 – Borrowing Costs

  The revised standard requires borrowing costs to be capitalised when these are incurred in respect of investments in assets which take a substantial period of time to be prepared for use or sale (qualifying assets), thereby removing the possibility of recognising such borrowing costs in the income statement.

  In addition, as part of the 2008 improvement process, the IASB made a further amendment to the definition of borrowing costs, defining them as interest paid that is calculated using the effective interest rate method in accordance with IAS 39.

  The Group, in compliance with the requirements of the transition phase, applied the new accounting standard prospectively from 1 January 2009, modifying its accounting procedures to include both the amended definition of borrowing costs and the amended accounting principle.

  In 2009, borrowing costs totalling €76 thousand were capitalised as assets under construction (note 23 – Intangible assets).

- Improvement to IAS 28 – Investments in Associates

  The amendment, which is to be applied prospectively, establishes that any impairment in investments in subsidiaries valued at equity must not be allocated to individual assets (particularly goodwill) making up the carrying value of the investment, but to the carrying value of the holding in its entirety.

  If, therefore, a subsequent reversal of the loss in value is warranted, this must be recognised in full.

  This had no effect on the financial statements in 2009 as no reversals were made during the year.

  In addition, the improvement modified some of the disclosure requirements for investments in associates and joint ventures valued at fair value, in accordance with IAS 39; it also modified IAS 31 – Interests in Joint Ventures, IFRS 7 – Financial Instruments: Disclosures and IAS 32 – Financial Instruments: Presentation. These amendments did not apply in the Group's case at the reporting date.

- Improvement to IAS 41 – Agriculture

  This amendment expands the concept of agricultural activity to include the processing of biological assets for sale as well as the harvesting and transformation of biological assets into agricultural produce.

  In addition, if the Group discounts the expected future financial cash flows of the assets to determine their fair value, such discounting to current market rates must take account of the tax effect.

  These changes had no impact on the Group's accounts.

Accounting standards, revisions and interpretations applicable from 1 January 2009 that are not relevant for the Group

The following amendments and interpretations, which are applicable from 1 January 2009, relate to issues that were not relevant for the Group at the reporting date.

- Improvement to IAS 16 – Property, Plant and Equipment

  The amendment to IAS 16 (Property, Plant and Equipment) establishes that leasing companies must reclassify under inventories those assets which are no longer leased and which are held for sale; consequently, the gains on the sale of such assets must be recognised as income. For the purposes of the cash flow statement, the cost paid for the construction or acquisition of assets to be leased to third parties, and the gains on the subsequent sale of such assets constitute cash flow generated (or used) by operating activities for the period.

- Improvement to IAS 29 – Financial Reporting in Hyperinflationary Economies

  This amendment modified the reference to the exception for measuring assets and liabilities at historical cost, stating that the categories of assets that must or could be valued at fair value are broader than those listed in the standard previously.

- Improvement to IAS 32 – Financial Instruments: Presentation and to IAS 1 – Presentation of Financial Statements – Puttable Instruments and Instruments with Obligations Arising on Liquidation

  The amendment to IAS 32 allows certain financial instruments to be classified as available for sale and obligations arising at the time of liquidation to be classified as an equity instrument if certain conditions are met.

  The amendment to IAS 1 requires that some information relating to options available for sale that are classified as equity is provided in the notes to the accounts.

- Improvement to IAS 36 – Impairment of Assets

  The amendment requires the disclosure of additional information on the discount rates applied to the cash flow projections, the growth rate used and the period over which cash flows have been projected in cases where discounted cash flows (DCF) have been used to estimate the fair value less sales costs.

  The same information is also required in cases where the DCF method is used to estimate the value in use.

- Improvement to IAS 39 – Financial Instruments: Recognition and Measurement

  In particular, if derivatives designated as hedging instruments are no longer used as such after they are first reported, this does not constitute a reclassification.

  This improvement also defines the effective interest rate of a financial instrument when fair value hedge accounting is discontinued.

- Improvement to IAS 40 – Investment Property

  This amendment requires that investment property under construction is now treated under IAS 40 instead of IAS 16.

  If the fair value cannot be determined, the investment property under construction must be calculated at cost until such time as the fair value can be determined or the building is complete.

IFRIC has also issued the following interpretations; however these also relate to situations that do not apply to the Group:

- IFRIC 13 – Customer Loyalty Programmes: requires that points allocated in customer loyalty programmes must be recorded separately from the related sale transaction in which the points are awarded; a portion of

the fair value of the sale amount must therefore be allocated to the points and deferred, and this component is recognised as a revenue item in the period in which the credits/points are redeemed.

- IFRIC 15 – Agreements for the Construction of Real Estate: guidelines for defining the scope of application of IAS 11 – Construction Contracts and IAS 18 – Revenue.
- IFRIC 16 – Hedges of a Net Investment in a Foreign Operation: this is to be applied prospectively, and provides the guidelines for accounting for the hedging of net investments in foreign operations. The interpretation provides:
  - information on identifying exchange rate risks arising from the application of hedge accounting to a net investment in a foreign operation;
  - information on the entities within a Group that are permitted to hold instruments used to hedge net investments in foreign operations;
  - the procedures for identifying the amount of profit or loss on exchange rates to be reclassified when the entity disposes of the investment for both the net investment and the hedging instrument.

Accounting standards, amendments and interpretations not yet applicable and that have not been adopted by the Group in advance

- IFRS 3 – Business Combinations and IAS 27R – Consolidated and Separate Financial Statements

  The two revised standards were approved on 10 January 2008 and became effective on 1 July 2009 for all financial statements relating to accounting periods beginning after this date; this means that for the Group, the standards will apply from 1 January 2010.

  IFRS 3 introduces some significant changes to the accounting for business combinations, which will affect the valuation of non-controlling interests, the accounting of transition costs, initial reporting and the subsequent valuation of any additional payments (contingent consideration), and the acquisitions carried out in a number of stages.

  These changes will affect the amount of goodwill disclosed, and the net profit for the year of acquisition and subsequent years.

  IAS 27 requires that a change in the percentage shareholding in a subsidiary that does not constitute a loss of control is accounted for as an equity transaction, with an offsetting entry under shareholders' equity.

  As a result, this change will have no impact on goodwill and will not give rise to either profits or losses.

  Furthermore, the revised standard introduces changes to the accounting for losses posted by a subsidiary and the loss of control of a subsidiary.

  The changes introduced by IFRS 3R and IAS 27R must be applied prospectively and will affect future acquisitions and transactions with minority shareholders.

- IFRS 5 – Non-current Assets Held for Sale and Discontinuing Operations

  The change to this standard, introduced as a result of the improvement process conducted by the IASB in 2008 and applicable to all financial years beginning after 1 July 2009, will apply to the Group prospectively from 1 January 2010.

  This amendment specifies that when a subsidiary is held for sale, all of its assets and liabilities must be classified as held for sale if the parent company has embarked on a disposal plan that will lead to a loss of control.

  This applies irrespective of whether a minority stake continues to be held in the subsidiary.

  The Group does not expect the application of this amendment to have any impact on the accounts as it had no disposal plans in place as of the reporting date.

- Improvement to IAS 39 – Financial Instruments: Recognition and Measurement – Eligible Hedged Items

  This amendment was issued by the IASB on 31 July 2008 and will be applicable to the accounts for financial years beginning after 1 July 2009; this means that for the Group, the standard will apply from 1 January 2010.

  The amendment states that an entity is allowed to designate a portion of changes in fair value or cash flows of a financial instrument as a hedged item and also includes the designation of inflation as a hedged risk or as a portion of risk in certain situations.

The Group does not expect the amendment to have any impact on the Group's financial position or operating performance as it does not use such hedged items.

- IFRIC 17 – Distribution of Non-Cash Assets to Owners

  This interpretation, issued by IFRIC on 27 November 2008 is applicable prospectively in financial years that begin after 1 July 2009.

  It provides information on the accounting and valuation of non-cash dividends distributed to shareholders.

  In particular, it specifies that liabilities to shareholders for a dividend to be distributed must be accounted for when it has been appropriately authorised (i.e. by the shareholders' meeting); the value of a non-cash dividend should be calculated taking into account the fair value of the assets to be distributed at the time the related liability to shareholders must be recognised.

  The difference between the dividend paid and the net carrying value of the assets used for the payment must be taken to the income statement.

  The Group does not expect the application of IFRIC 17 to have any impact on the accounts as it has never distributed any non-cash assets.

- IFRIC 18 – Transfers of Assets from Customers

  This interpretation, issued by IFRIC on 29 January 2009 is applicable prospectively from 1 January 2010.

  IFRIC 18, which does not apply to the Group, clarifies the accounting treatment for agreements in which an entity receives from a customer an item of property, plant and equipment that the company must then use either to connect the customer to a network or to provide the customer with access to a supply of goods and services.

On 16 April 2009, the IASB issued a series of modifications to IFRS ("improvements"). According to the IASB, those listed below contain changes that affect the presentation, recognition and valuation of items in the financial statements; this list omits terminology or editorial changes with a minimal impact on the accounts and changes that affect standards or interpretations that do not apply to the Group:

- IFRS 2 – Share-based Payments: the amendment, which has to be applied from 1 January 2010 (or can be applied earlier) clarified that since IFRS 3 modified the definition of business combinations, the transfer of an entity to form a joint venture or business combinations involving entities or businesses under common control do not fall under the scope of IFRS 2.
- IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations: this amendment, which must be applied from 1 January 2010, clarifies that the disclosures required in respect of non-current assets, disposal groups classified as held for sale or relating to discontinued operations, are only those required by IFRS 5; the disclosures required by other IFRS apply only if specifically required with reference to these types of non-current assets or discontinued operations.
- IFRS 8 – Operating Segments: this amendment, which must be applied from 1 January 2010, states that the assets and liabilities relating to an operating segment are only required to be presented if they are included in the reporting used at the highest level of decision-making.
- IAS 1 – Presentation of Financial Statements: the amendment to IAS 1, which must be applied from 1 January 2010, modifies the definition of current assets; for the purposes of the classification of a liability as current or non-current, the existence of a currently exercisable option for conversion into equity instruments is irrelevant.
- IAS 7 – Statement of Cash Flows: the amendment to IAS 7, which must be applied from 1 January 2010, states that only the cash flows arising from expenses resulting from the recognition of an asset on the balance sheet can be classified in the cash flow statement as deriving from investing activities, while the cash flows arising from expenses that do not result in the recognition of an asset must be classified as deriving from operating activities.
- IAS 17 – Leases: the amendment, which must be applied from 1 January 2010, requires that the general conditions set out in IAS 17 for the purposes of the classification of leasing agreements as finance or operating leases will also apply to leased land, regardless of whether ownership is transferred at the end of the contract; therefore land covered by existing leasing agreements that have not expired at the date of

adoption of the amendment must be valued separately, and a new lease may be recognised retrospectively as if the related agreement were a finance lease.

- IAS 36 – Impairment of Assets: this amendment, which must be applied prospectively from 1 January 2010, requires that each cash-generating unit or group of units to which goodwill is allocated for impairment test purposes must not be larger than an operating segment as defined in paragraph 5 of IFRS 8, prior to the combination allowed by paragraph 12 of IFRS 8, based on similar economic characteristics or other elements.
- IAS 38 – Intangible Assets: this amendment, which must be applied prospectively from 1 January 2010, is a consequence of the amendment to IFRS 3 introduced in 2008, and clarifies the valuation techniques to be used for fair value valuations of intangible assets for which no active reference market exists; these techniques include the estimated net present value of cash flows generated by the asset, an estimate of the costs that the company has avoided by owning the asset, i.e. by not obtaining it via a licensing agreement, and an estimate of the costs necessary to replace it.
- IAS 39 – Financial Instruments: Recognition and Measurement: this amendment, which must be applied prospectively from 1 January 2010, restricts the exemption set out in paragraph 2(g) of IAS 39 to forward contracts between the acquirer and a vendor in a business combination to buy or sell an acquiree at a future acquisition date, where the completion of the business combination is not dependent on further transactions between the two parties, but only on the elapsing of an appropriate period of time; the exemption does not apply to option contracts that on exercise, in relation to the occurrence or non-occurrence of future events, would result in control of an entity.
- IFRIC 9 – Reassessment of embedded derivatives: this amendment, which must be applied prospectively from 1 January 2010, excludes embedded derivatives acquired in a business combination at the time of the formation of businesses under common control or joint ventures. It also states that the entity, based on the circumstances existing when it first becomes party to a hybrid contract, must assess whether the embedded derivatives contained in the contract are required to be separated from the host contract when the entity reclassifies a hybrid instrument at fair value with the changes taken to the income statement. It is possible to make a subsequent reassessment, but only if there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract.
- Improvement to IFRS 2 – Share-based Payments: payments based on Group shares settled for cash; the amendment to IFRS 2, issued in June 2009 and applicable from 1 January 2010, had not been approved at the reporting date. This amendment, in addition to clarifying the scope of IFRS 2 and how it relates to the other standards, establishes that the company receiving goods or services in the context of share-based payment plans must account for these goods or services irrespective of which Group company settles the transaction, whether or not the settlement is in cash or shares. The amendment specifies that a company must value the goods or services received in the context of a transaction settled in cash or shares from its own viewpoint, which may not coincide with that of the Group and with the amount recognised in the consolidated accounts. With the publication of this amendment, which incorporates the guidelines previously included in IFRIC 8 – Scope of IFRS 2 and IFRIC 11 – IFRS 2 – Group and Treasury Share Transactions, the IASB withdrew IFRIC 8 and IFRIC 11.
- Improvement to IAS 32 – Financial Instruments: Presentation – Classification of Rights Issues: this amendment, issued on 8 October 2009 has already been approved and is applicable retrospectively from 1 January 2011. It clarifies how to account for certain rights when the instruments issued are denominated in a currency other than the issuer's functional currency. If such instruments are offered pro rata to all shareholders for a fixed amount of cash, they should be classified as equity instruments even if their exercise price is denominated in a currency other than the issuer's functional currency.
- Improvement to IAS 24 – Related Party Disclosures: this amendment was issued on 4 November 2009 and is applicable from 1 January 2011; however, it had not been approved at the reporting date. The amendment simplifies the information to be provided in the case of transactions with related parties that are State-controlled entities.
- Improvement to IFRIC 14 – Prepayment of a Minimum Funding Requirement: this amendment was issued on 26 November 2009 and is applicable from 1 January 2011; however, it had not been approved at the reporting date. The amendment allows prepayments of a minimum funding requirement to be recognised as an asset.

- Improvement to IFRIC 19 – Extinguishing Financial Liabilities with Equity Instruments: this amendment was issued on 26 November 2009 and is applicable from 1 January 2011; however, it had not been approved at the reporting date. The amendment states that if a company renegotiates the terms of an agreement with a creditor to which it issues equity instruments to extinguish a financial liability, these equity instruments become part of the price paid and must be valued at fair value. In addition, the difference between the carrying value of the original financial liability and the fair value of the equity instruments must be taken to the income statement.

IFRS 9 – Financial Instruments: this standard was issued on 12 November 2009 and is applicable from 1 January 2013; however, it had not been approved at the reporting date. The publication of this standard represents the first stage of a process in which IAS 39 will be fully replaced.

5. Seasonal factors

Sales of some Group products are more affected than others by seasonal factors, because of different consumption patterns or consumer habits.

In particular, soft drink consumption tends to be concentrated in the hottest months of the year (May-September), and summer temperature variations from one year to the next may have a substantial effect on comparative sales figures.

For other products, such as sparkling wines, sales in some countries are concentrated in certain periods of the year, largely around Christmas.

While external factors do not affect sales of these products, the commercial risk for the Group is higher, since the full-year sales result is determined in just two months.

In general, the Group's diversified product portfolio, which includes spirits, soft drinks and wines, and the geographical spread of its sales, help to reduce substantially any risks relating to seasonal factors.

6. Default risk: negative pledges and debt covenants

The contracts relating to the bond issued by the Parent Company and the Redfire, Inc. private placement include negative pledges and covenants.

The negative pledge clauses are intended to limit the Group's ability to grant significant rights to the Group's assets to third parties, in particular by establishing specific restrictions on selling or pledging assets.

The covenants include the Group's obligation to attain particular levels for certain financial indicators, most notably the ratio of net debt to measures of Group profitability.

If the Group fails to fulfil these obligations, after an observation period in which any breach has not been rectified, it could be served with notice to repay the residual debt.

The ratios are monitored by the Group at the end of each quarter and have so far been a long way from reaching the thresholds that would constitute non-compliance.

7. Reclassifications

In 2008, the Group concluded the 100% acquisition of Destiladora San Nicolas, S.A. de C.V.

In 2009, the allocation of the acquisition values, which were published on 31 December 2008, was finalised. The following reclassifications were made to balance sheet figures for the year ended 31 December 2008; the above-mentioned allocation did not have any effect on the income statement, as it was carried out in the last month of the year.

(€/000)	Figures published at 31 December 2008	Difference	Figures after reclassificatin
ASSETS			
Net tangible assets	176,486	3,499	179,985
Biological assets	18,018	–	18,018
Investment property	666	–	666
Goodwill and trademarks	920,315	(373)	
Intangible assets with a finite life	5,105	–	5,105
Investments in affiliates and joint ventures	1,101	–	1,101
Deferred tax assets	14,362	–	14,362
Other non-current assets	7,473	–	7,473
Total non-current assets	**1,143,525**	**3,126**	**1,146,651**
Inventories	165,717	(125)	165,592
Trade receivables	272,096	(498)	271,598
Short-term financial receivables	4,093	–	4,093
Cash and cash equivalents	172,558	–	172,558
Other receivables	32,447	(17)	32,430
Total current assets	**646,912**	**(640)**	**646,272**
Non-current assets held for sale	12,670	–	12,670
Total assets	**1,803,107**	**2,486**	**1,805,593**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Share capital	29,040	–	29,040
Reserves	923,821	–	923,821
Parent Company's portion of shareholders' equity	952,861	–	952,861
Minorities' portion of shareholders' equity	2,136	–	2,136
Total shareholders' equity	**954,997**	**–**	**954,997**
Bonds	316,852	–	316,852
Other non-current financial liabilities	56,654	–	56,654
Defined benefit plans	10,663	–	10,663
Reserve for risks and future liabilities	9,013	40	9,053
Deferred tax liabilities	69,486	2,889	72,375
Other non-current liabilities	–	–	
Total non-current liabilities	**462,668**	**2,929**	**465,597**
Payables to banks	107,454	–	107,454
Other financial payables	25,843	–	25,843
Payables to suppliers	152,145	(436)	151,709
Payables to tax authorities	59,273	(7)	59,266
Other current liabilities	40,727	–	40,727
Total current liabilities	**385,442**	**(443)**	**384,999**
Total liabilities and shareholders' equity	**1,803,107**	**2,486**	**1,805,593**

8. Acquisitions

Acquisitions in 2009

In the first half of 2009, the Group completed the acquisitions of Wild Turkey and CJSC Odessa Sparkling Wine Company.

In addition, the remaining 50% of M.C.S. S.c.a.r.l. was acquired, taking the Group's ownership to 100%.

The total cash outlay, including related costs, was €434.7 million, net of the company's cash position (€0.9 million).

For the purposes of reconciliation with the consolidated cash flow statement, the item acquisition of companies and shareholdings on the cash flow statement also includes the acquisition of the remaining stake in Sabia S.A. for € 1.9 million and a price adjustment (€ 1.3 million) on the acquisition of Destiladora San Nicolas, S.A. de C.V in 2008.

Furthermore, the acquisitions carried out in 2009 led to a charge of € 1.6 million in relation to the financial payables of the companies acquired.

The exchange rate used in the following transactions was that in force on the date each transaction was completed.

Wild Turkey

On 29 May 2009 the Group completed the acquisition of the Wild Turkey business unit from the Pernod Ricard group.

The acquisition includes the Wild Turkey and American Honey brands, a distillery in Kentucky (US), and stocks of liquid undergoing the ageing process and finished products.

The final price of the acquisition, including costs directly attributable to the acquisition, was US$ 583.7 million (€418.4 million at the exchange rate in force on the date of the acquisition).

The price includes ancillary costs directly attributable to the acquisition of US$ 4.7 million (€3.6 million at the exchange rate in force on the date of the acquisition). In addition, the Group holds a residual receivable from the vendors for price adjustments of US$ 2.8 million.

The acquisition was initially financed through bank loans taken out by the Parent Company and Campari Finance Belgium S.A. totalling US$ 300 million and a US$ 275 million loan obtained by Redfire, Inc.

The remainder was funded by Redfire, Inc. from its own resources.

At the end of the first half of the year, Redfire, Inc. repaid the above-mentioned loan using the proceeds of a private placement on the US market (US$ 250 million) launched on the US market on 18 June 2009, plus own resources. The Parent Company subsequently issued a €350 million Eurobond, which enabled it to pay down its own debt and that of Campari Finance Belgium S.A.

The fair value of Wild Turkey's assets and liabilities on the acquisition date, determined on the basis of an expert opinion provided by an independent third party, is shown in the table below.

	Balance sheet value (€/000)	Fair value at the date of acquisition (€/000)
Trademarks	–	130,905
Other tangible and intangible assets	33,054	67,265
Total fixed assets	**33,054**	**198,170**
Inventories	121,951	79,107
Other receivables	2,089	–
Total current assets	**124,040**	**79,107**
Total assets	**157,094**	**277,277**

	Balance sheet value (€/000)	Fair value at the date of acquisition (€/000)
Reserves for risks and future liabilities	–	878
Defined benefit plans	–	113
Total non-current liabilities	**–**	**991**
Trade payables	7,477	5,751
Other payables	657	487
Total current liabilities	**8,134**	**6,238**
Total liabilities	**8,134**	**7,229**
Net assets acquired		270,048
Goodwill generated by acquisition		148,393
Acquisition cost		418,441
of which		
Price paid in cash, including related costs		420,358
Price difference to be received from vendor		1,917

The business acquired contributed €51.1 million to the Group's sales and €7.2 million to net profit.

If it had been consolidated from the beginning of the year, the impact on net sales and net profit would have been €73.6 million and €10.3 million respectively.

Odessa

On 13 March 2009, the Campari Group completed the acquisition of 99.25% of the share capital of CJSC Odessa Sparkling Wine Company, which is based in Odessa, Ukraine.

The remaining 0.75% of the share capital continues to be held by a number of shareholders who are independent of the sellers of the majority stake.

The acquisition cost was US$ 18.1 million (€14.3 million at the exchange rate on the transaction date), plus related expenses of €0.7 million.

The fair value of Odessa's assets and liabilities on the acquisition date is shown in the table below.

	Balance sheet value (€/000)	Fair value at the date of acquisition (€/000)
Tangible and intangible assets	2,220	1,225
Other fixed assets	257	257
Total fixed assets	**2,477**	**1,482**
Inventories	1,921	1,921
Receivables from customers	1,202	1,202
Other receivables	240	240
Cash and banks	537	537
Total current assets	**3,900**	**3,900**
Total assets	**6,377**	**5,382**

	Balance sheet value (€/000)	Fair value at the date of acquisition (€/000)
Non-current financial liabilities	2,295	0
Reserves for risks and future liabilities	–	27
Total non-current liabilities	**2,295**	**27**
Non-current financial liabilities	528	325
Trade payables	1,377	1,377
Other payables	287	260
Total current liabilities	**2,193**	**1,963**
Total liabilities	**4,488**	**1,990**
Interest acquired in net assets (99.25%)		3,367
Goodwill generated by acquisition		11,664
Payment of investment		15,031
Total investment cost, excluding cash and including company debt acquired		14,818
of which		
Price paid in cash, including related costs		15,031
Cash acquired		(537)
Company debt acquired		325

The difference of €11.7 million between the price paid and the value of the net assets acquired was allocated to goodwill. Following the annual impairment test, this figure was reduced by €2.7 million; for more information see note 27 – Impairment.

The business acquired contributed €5.2 million to the Group's sales and €1.1 million to net profit.

If it had been consolidated from the beginning of the year, the impact on net sales would have been €6.3 million, while the acquired company would have posted losses for the full year of €1.3 million.

M.C.S.

On 10 April 2009, the Group acquired the remaining 50% of M.C.S. S.c.a.r.l, a Brussels-based company operating in Belgium and Luxembourg, which was previously 50%-owned by the Group.

The company has therefore been fully consolidated from that date.

The acquisition price, which was been paid in full, was €155 thousand.

On 29 June, the company changed its legal status from a co-operative into a limited liability company and changed its name from M.C.S. S.c.a.r. l. to M.C.S. S.p.r.l.

The figures relating to the acquisition are shown below.

	Balance sheet value (€/000)	Fair value at the date of acquisition (€/000)
Tangible and intangible assets	93	93
Other fixed assets	6	6
Total fixed assets	**99**	**99**
Inventories	2,014	2,014
Receivables from customers	3,888	3,888
Other receivables	1,195	1,195
Cash and banks	325	325
Total current assets	**7,423**	**7,423**
Total assets	**7,522**	**7,522**

	Balance sheet value (€/000)	Fair value at the date of acquisition (€/000)
Non-current financial liabilities	1,250	1,250
Reserves for risks and future liabilities	16	16
Total non-current liabilities	**1,266**	**1,266**
Trade payables	2,449	2,449
Trade payables to Group companies	2,678	2,678
Other payables	1,322	1,322
Total current liabilities	**6,449**	**6,449**
Total liabilities	**7,715**	**7,715**
Net assets acquired		(97)
Goodwill generated by acquisition		**252**
Payment of investment		155
Total investment cost, excluding cash and including company debt acquired		1,080
of which		
Price paid in cash, including related costs		155
Cash acquired		(325)
Company debt acquired		1,250

The business acquired contributed some €13.3 million to the Group's sales and €0.7 million to net profit. If it had been consolidated from the beginning of the year, the impact on net sales and net profit would have been €17.4 million and €0.8 million respectively.

Acquisitions in 2008

Destiladora San Nicolas

As mentioned in the previous paragraph, the allocation of the acquisition values for Destiladora San Nicolas, which were originally announced on 31 December 2008, was finalised in 2009.

In addition, during the year a price adjustment of €1.3 million was paid, and recorded as an increase in goodwill. The new values, at the exchange rates in force at the beginning of the year, are shown below.

Fair value at acquisition date	Figures revised at 31 December 2009 (€/000)	Figures published at 31 December 2008 (€/000)
Tangible assets	5,688	1,570
Trademarks	7,122	–
Other intangible assets	3	57
Other non-current assets	2	2
Total fixed assets	**12,815**	**1,628**
Inventories	4,129	4,275
Customer receivables	572	1,150
Other receivables	203	224
Cash and banks	1,352	1,352
Total current assets	**6,257**	**7,001**
Total assets	**19,071**	**8,629**

Fair value at acquisition date	Figures revised at 31 December 2009 (€/000)	Figures published at 31 December 2008 (€/000)
Non-current financial liabilities	8,217	8,217
Risk provisions	46	–
Deferred tax liabilities	3,356	–
Total non-current liabilities	**11,620**	**8,217**
Trade payables	6	513
Other payables	351	360
Total current liabilities	**358**	**874**
Total liabilities	**11,978**	**9,091**
Net assets acquired	**7,093**	**(462)**
Goodwill generated by acquisition	**8,296**	**14,679**
Cost of the investment	**15,389**	**14,217**
of which:		
Price paid in cash, including ancillary costs	15,381	14,032
Liability for earn-out	8	185
Total value of the investment, net of cash and including debt	**22,254**	**21,082**
of which:		
Price paid in cash, including ancillary costs	15,381	14,032
Liability for earn-out	8	185
Cash acquired	–1,352	–1,352
Debt acquired	8,217	8,217

The allocation process resulted in the identification of brands worth €7.1 million at the exchange rates in force at the beginning of the year. The useful life of these assets is considered indefinite, and therefore the related value is tested for impairment at least annually. For more information see note 27 – Impairment.

9. Investments in joint ventures and affiliated companies

The Group has shareholdings in various joint ventures with the aim of promoting and marketing its products in the markets where these joint ventures operate.

At 31 December 2009, these investments included International Marques V.O.F., operating in the Netherlands (33.33% stake) and Focus Brands Trading (India) Private Ltd., operating in India (26% stake).

During the year, the Group acquired the remaining stake in M.C.S. S.c.a.r.l., which is now fully consolidated.

These companies were consolidated using the equity method; specifically, the portions of profit pertaining to the Group were recognised on the basis of the financial statements prepared by the entities themselves, using the same reporting date as the Group.

The following table shows the Group's portion of assets, liabilities, revenues and costs of its joint ventures.

Group portion of the accounts of affiliates	31 December 2009 (€/000)	31 December 2008 (€/000)
Balance sheet		
Non-current assets	39	91
Current assets	3,061	7,107
Total assets	**3,100**	**7,198**
Non-current liabilities	571	625
Current liabilities	1,864	5,473
Total liabilities	**2,435**	**6,098**
Carrying value of shareholdings	665	1,101
Portion of affiliated companies' revenues and costs:		
Revenues	9,305	14,005
Cost of goods sold	(6,601)	(10,370)
Sales and administrative costs	(3,484)	(3,317)
Financial charges	(16)	(5)
Profit before tax	(796)	312
Taxes	–	(83)
Net profit	(796)	230

10. Operating segments

The Group's reporting is based mainly on brands and groups of brands in its four business areas:

- spirits: alcohol-based beverages with alcohol content either below or above 15% by volume. Drinks above 15% are defined by law as "spirits";
- wines: both sparkling and still wines including aromatised wines such as vermouth;
- soft drinks: non-alcoholic beverages;
- other: raw materials, semi-finished and finished products bottled for third parties.

At operating and management level, the results of the four business areas are analysed on the basis of the contribution margin each business generates. Fixed (structure) costs and taxes (which are managed at the level of each legal entity) and financial management (managed centrally by the Group) are not allocated to the business areas.

No sales are recorded between business areas.

2009	Spirits (€/000)	Wines (€/000)	Soft drinks (€/000)	Other sales (€/000)	Total allocated (€/000)	Non-allocated items and adjustments (€/000)	Consolidated (€/000)
Net sales to third parties	739,599	154,876	100,289	13,661	1,008,425	–	1,008,425
Contribution margin	330,892	30,837	37,462	1,993	401,183	–	401,183
Impairment of goodwill	–	(4,661)	–	–	(4,661)	–	(4,661)
Structure costs	–	–	–	–	–	(160,904)	(160,904)
EBIT	–	–	–	–	–	–	**235,618**
Net financial income (charges)	–	–	–	–	–	(36,549)	(36,549)
Affiliates' portion of profit	(575)	(66)	(143)	(13)	(796)	–	(796)
Taxes	–	–	–	–	–	(60,783)	(60,783)
Profit for the year	–	–	–	–	–	–	**137,489**
Other items included in the income statement:							
Depreciation and amortisation	10,683	7,288	1,500		19,472	5,934	25,406
Other information:							
Investments in affiliates	480	55	119	11	665	–	665
Operating assets	1,632,226	276,763	32,196	–	1,941,185	436,584	2,377,770
Operating liabilities	137,273	40,204	18,396	–	195,873	1,136,556	1,332,429
Investments in tangible and intangible assets (*)	390,673	18,534	537	–	409,744	15,690	425,434

(*) Investments also include assets acquired during the year.

For information on the impairment of goodwill, see note 27 – Impairment.

In 2009, the operating assets allocated do not include deferred tax assets (€28,128 thousand), other non-current assets (€162,293 thousand), financial receivables (€6,656 thousand), cash and cash equivalents (€129,636 thousand), non-current assets held for sale (€11,135 thousand) and other non-allocated assets (€98,736 thousand).

Operating liabilities do not include bonds (€806,440 thousand), other non-current financial liabilities (€77,746 thousand), deferred taxes (€87,853 thousand), payables to banks (€17,274 thousand), other financial payables (€25,101 thousand), tax payables (€75,809 thousand) and other non-allocated liabilities (€46,333 thousand).

2008	Spirits	Wines	Soft drinks	Other sales	Total allocated	Non-allocated items and adjustments	Consolidated
	(€/000)	(€/000)	(€/000)	(€/000)	(€/000)	(€/000)	(€/000)
Net sales to third parties	663,942	157,606	103,016	17,765	942,329	–	942,329
Contribution margin	266,468	32,826	38,430	3,519	341,243	–	341,243
Structure costs	–	–	–	–	–	(145,856)	(145,856)
EBIT	–	–	–	–	–	–	**195,387**
Net financial income (charges)	–	–	–	–	–	(22,205)	(22,205)
Affiliates' portion of profit	168	46	16	–	230	–	230
Charges for put option	–	–	–	–	–	(987)	(987)
Taxes	–	–	–	–	–	(45,680)	(45,680)
Profit for the year	–	–	–	–	–	–	**126,745**
Other items included in the income statement:							
Depreciation and amortisation	7,965	6,618	1,592		16,176	3,125	19,301
Other information:							
Investments in affiliates	804	220	77	–	1,101	–	1,101
Operating assets	1,068,635	267,674	43,256	–	1,379,565	424,927	1,804,492
Operating liabilities	112,294	36,201	18,044	–	166,539	684,057	850,596
Investments in tangible and intangible assets	108,100	12,336	1,524	–	121,961	31,029	152,990

Information on sales by region

2009	Revenues from external customers (€/000)	Non-current assets (€/000)
Italy	388,064	547,102
Europe	231,579	45,128
Americas	325,253	907,523
Rest of the world	63,530	8,243
Total	**1,008,425**	**1,507,996**

2008	Revenues from external customers (€/000)	Non-current assets (€/000)
Italy	387,302	532,305
Europe	212,938	36,894
Americas	296,488	546,152
Rest of the world	45,601	8,365
Total	**942,329**	**1,123,715**

Information on sales by region is based on customer locations.

The non-current assets listed above consist of property, plant and machinery, investment property, trademarks, goodwill and other intangible assets.

The revenues from a single third-party distributor on the US market totalled € 132,170 thousand (€ 133,959 thousand in 2008) and related to sales in the spirits sector.

These sales accounted for 13% of the Group's total revenues in 2009 (14% in 2008).

11. Revenues

	2009 (€/000)	2008 (€/000)
Sale of goods	1,002,685	935,728
Provision of services	5,741	6,601
Total net sales	**1,008,425**	**942,329**

The provision of services mainly relates to bottling the products of third parties.
Please refer to the relevant section in the Report on operations for a detailed analysis of this item.

12. Cost of goods sold

A breakdown of the cost of goods sold is shown by function and by nature in the two tables below.

Cost of goods sold by function	2009 (€/000)	2008 (€/000)
Materials and manufacturing costs	398,994	393,737
Distribution costs	36,637	34,474
Total cost of goods sold	**435,631**	**428,211**

Cost of goods sold by nature	2009 (€/000)	2008 (€/000)
Raw materials and finished goods acquired from third parties	330,210	333,377
Personnel costs	33,464	28,355
Depreciation	19,353	14,665
Utilities	7,182	6,531
External production and maintenance costs	12,043	11,913
Variable transport costs	26,629	26,291
Other costs	6,751	7,080
Total cost of goods sold	**435,631**	**428,211**

13. Structure costs

Structure costs include:

Breakdown of structure costs by function	2009 (€/000)	2008 (€/000)
Sales costs	78,502	72,003
General and administrative expenses	87,063	73,853
Total structure costs	**165,565**	**145,856**

Breakdown of structure costs by nature	2009 (€/000)	2008 (€/000)
Agents and other variable sales costs	13,755	14,731
Depreciation	6,053	4,584
Personnel costs	80,207	69,006
Travel, transfers, training, meetings, etc.	14,149	12,897
Utilities	4,105	3,669
Services, maintenance and insurance	20,742	16,311
Operating leases and rental expenses	8,652	9,565
Other	13,786	11,444
Non-recurring (income) and charges	4,115	3,649
Total structure costs	**165,565**	**145,856**

14. Depreciation

The following table shows details of depreciation and amortisation, by nature and by function, included in the income statement account.

	2009 (€/000)	2008 (€/000)
Depreciation and amortisation included in cost of goods sold:		
– Tangible assets	(19,285)	(14,582)
– Intangible assets	(68)	(82)
Depreciation and amortisation included in structure costs:		
– Tangible assets	(3,411)	(2,026)
– Intangible assets	(2,643)	(2,611)
Total depreciation and amortisation		
– Tangible assets	(22,695)	(16,608)
– Intangible assets	(2,711)	(2,693)
Total	**(25,406)**	**(19,301)**

15. Personnel costs

	2009 (€/000)	2008 (€/000)
Salaries and wages	82,903	72,405
Social security contributions	21,181	16,651
Cost of defined contribution pension plans	3,548	3,210
Cost of defined benefit pension plans	333	628
Other costs relating to long-term benefits	1,115	588
Cost of share-based payments	4,592	3,879
	113,672	**97,361**

The allocation of personnel costs to the cost of goods sold and structure costs is set out in detail in the two previous notes. Personnel costs increased by 16.7% compared with the previous year, reflecting the consolidation of the subsidiaries Sabia, Destiladora San Nicolas, Odessa, M.C.S. and Rare Breed.

16. Research and development costs

The Group's research and development activities relate solely to ordinary production and commercial activities; namely, ordinary product quality control and packaging studies in various markets.

Related costs are recorded in full in the income statement for the year in which they are incurred.

17. Other costs

Minimum payments under operating leases in 2009 were €6,404 thousand (€5,101 thousand in 2008) and relate to contracts held by Group companies on IT equipment, company cars and other equipment, and to leasing agreements on property.

18. Other one-offs: income and charges

EBIT for the year was affected by the following one-off income and charges.

	2009 (€/000)	2008 (€/000)
Capital gains on the sale of buildings	–	5,907
Other capital gains on the sale of fixed assets	–	582
Changes in put option and earn-out	6,407	–
Total one-offs: income	**6,407**	**6,489**
Provisions for risks and future liabilities	(166)	(822)
Expenses for the completion of commercial transactions	–	(3,419)
Liquidation costs	(427)	–
Impairment of goodwill	(4,661)	–
Write-downs of Group company assets	(1,007)	–
Write-downs of fixed assets	(150)	(114)
Rental fees	(529)	–
Personnel restructuring costs	(2,137)	(3,403)
Penalty for the early termination of a distribution relationship	(359)	(1,541)
Other one-offs: charges	(1,087)	(839)
Total one-offs: charges	**(10,522)**	**(10,138)**
Total (net)	**(4,115)**	**(3,649)**

The changes in put option and earn-out refer to the change in the financial payable for the earn-out relating to X-Rated Fusion Liqueur, following the payment in 2009 of a lower amount than previously estimated.

This item also includes changes in the estimates of the financial payable for the put option on the remaining stake in Cabo Wabo.

Provisions for risks and future liabilities relate to the legal disputes of a subsidiary.

Liquidation costs of €427 thousand refer to the closure of Campari Teoranta during the year.

For information on the impairment of goodwill, see note 27 – Impairment.

The €1,007 thousand write-down in the value of Group company assets refers to Qingdao Sella & Mosca Winery Co., and was made necessary due to the impairment losses incurred over the last few years.

Rental fees were paid to the lessor of the property previously used as the headquarters of some of the Italian group companies, as compensation for the delay in vacating the property.

The personnel restructuring costs of €2,137 thousand were incurred by Campari do Brasil Ltda and the Italian companies in relation to various positions.

The termination of the distribution contract with Glazer's Wholesale by Skyy Spirits, LLC resulted in costs of €359 thousand.

In addition, financial income and charges were affected by one-off costs of €7,653 thousand consisting of financial charges for the structuring of the Wild Turkey acquisition.

Further details are given in the next section.

19. Financial income and charges

Net financial charges for the year break down as follows:

	2009 (€/000)	2008 (€/000)
Bank and term deposit interest	6,104	8,548
Other income	608	1,131
Total financial income	**6,712**	**9,678**
Net interest payable on bonds and private placements	(25,267)	(18,976)
Interest payable on leases	(255)	(772)
Interest payable to banks	(5,711)	(5,160)
Total interest payable	**(31,233)**	**(24,908)**
Actuarial effects on defined benefit plans	(415)	(420)
Effect of discounting payables for put option	(423)	–
Bank charges	(560)	(474)
Other costs and exchange rate differences	(2,976)	(2,774)
Total financial charges	**(35,608)**	**(28,576)**
Financial charges on Term and Revolving Loan Facility	(7,653)	–
Change in fair value of derivatives not used for hedging	–	6,839
Write-down of financial assets	–	(10,147)
Non-recurring financial charges	**(7,653)**	**(3,308)**
Net financial income (charges)	**(36,549)**	**(22,205)**

Bank interest income was lower than in 2008 due to substantially lower market rates in both in the eurozone and in the dollar area than in the previous year.

The interest payable to banks chiefly related to the use of the Term and Revolving Loan Facility negotiated with a pool of banks to finance the acquisition of Wild Turkey, and was subsequently settled following a private placement by Redfire, Inc. and a Eurobond issue by the Parent Company.

Financial charges on bond issues and private placements increased following the issue during the year of the above-mentioned private placement (US$ 250 million) and Eurobond (€350 million).

In June, Redfire, Inc. launched the private placement with a fixed coupon paying between 6.83% and 7.99%, while the Parent Company's Eurobond, issued in October 2009, pays a fixed coupon of 5.375%; part of the liability (€250 million) has been transferred to variable rates.

On the previously existing private placement, Redfire, Inc. paid interest at a fixed rate of between 5.67% and 6.49%, redeeming a portion of the principal equivalent to US$ 12.3 million.

On the bond issued in 2003, the Parent Company paid an average fixed rate of 4.25% on an underlying of €172 million, while on an underlying of €86 million, the average variable rates paid were much more favourable than those for the previous year.

The reconciliation of net interest payable on the bond issue with the coupons paid to investors is shown below.

	2009			2008
	Parent Company (€/000)	Redfire, Inc. (€/000)	Total (€/000)	Total (€/000)
Borrowing costs payable to bondholders (coupons)	(13,605)	(13,415)	(27,020)	(15,415)
Net financial income (charges) on swaps	756		756	(3,864)
Net cost	(12,849)	(13,415)	(26,265)	(19,279)
Net changes in net fair value and other amortised cost components	(1,434)	1,629	196	(568)
Cash flow hedge reserve reported in the income statement in the year	802		802	871
Net interest payable on bonds and private placements	(13,481)	(11,786)	(25,267)	(18,976)

Non-recurring financial charges for the year of €7,653 thousand consisted of financial charges for the structuring of the Term and Revolving Loan Facility.

Note that in the previous year non-recurring charges related to the collapse of Lehman Brothers, and to the loss of the related hedging derivatives.

20. Put option charges

Put option charges relate to the portion of profits pertaining to the minority interests in Cabo Wabo.

In 2008, this item also included a portion pertaining to the minority interests in Sabia S.A.; in November 2009, the Group acquired these interests, taking its stake to 100%.

21. Income taxes

Details of current and deferred taxes posted to the Group's income statement are as follows:

	2009 (€/000)	2008 (€/000)
Income tax – current		
– taxes for the year	(52,355)	(39,186)
– taxes relating to previous years	(1,645)	2,024
Income tax – deferred		
– newly reported and cancelled temporary differences	(6,783)	(8,518)
Income tax reported on the income statement	**(60,783)**	**(45,680)**

The table below gives details of current and deferred taxes posted directly to shareholders' equity.

	2009 (€/000)	2008 (€/000)
Current taxes relating to profits (losses) posted directly to shareholders' equity	–	–
Deferred taxes on profits (losses) from cash flow hedging	5,717	(1,858)
	5,717	**(1,858)**

The table below shows a reconciliation of the theoretical tax charge with the Group's actual tax charge.
Note that, in order to provide a clearer picture, IRAP has not been taken into account as it is a tax calculated on a tax base other than pre-tax profit, and would therefore have had distortive effects.
Theoretical taxes were therefore calculated solely by applying the current tax rate in Italy for IRES i.e. 27.5%.

Reconciliation of the theoretical tax charge with the actual charge	2009 (€/000)	2008 (€/000)
Group profit before tax	197,895	172,227
Applicable tax rate in Italy	27.50%	27.50%
Group theoretical taxes at current tax rate in Italy	(54,421)	(47,362)
Difference in tax rate of foreign companies compared to the theoretical rate	1,068	6,632
Difference in tax rate of Italian companies compared to the theoretical rate	482	223
Taxes relating to previous financial years	(1,645)	2,024
Permanent differences	(862)	(1,928)
Other consolidation differences	22	(8)
IRAP	(5,428)	(5,259)
Actual tax charge	(60,783)	(45,680)
Actual tax rate	30.7%	26.5%

Details of deferred tax income/assets and expenses/liabilities posted to the income statement and balance sheet are broken down by nature below.

	Balance sheet		Income statement	
	31 December 2009 €/000	31 December 2008 €/000	2009 €/000	2008 €/000
Deferred expenses	1,166	1,251	(188)	(486)
Taxed reserves	10,623	4,313	6,396	(452)
Past losses	5,074	4,479	(644)	(418)
Other	11,264	4,320	5,886	966
Deferred tax assets/income	**28,127**	**14,362**	**11,450**	**(390)**
Accelerated depreciation	(6,303)	(5,338)	(3,596)	158
Capital gains subject to deferred taxation	(1,718)	(2,759)	1,040	(503)
Goodwill and trademarks deductible locally	(78,539)	(57,185)	(16,891)	(11,736)
Cash flow hedging	(591)	(5,434)	242	300
Reserves subject to taxation in event of dividend	(130)	(624)	494	(61)
Adjustment to Group accounting principles	5,649	4,725	923	804
Leasing	(2,629)	(2,629)	–	325
Allocation of values deriving from acquisitions	(2,953)	(2,889)	–	–
Other	(638)	(243)	(445)	2,586
Deferred tax liabilities/expenses	**(87,853)**	**(72,375)**	**(18,232)**	**(8,128)**
Total			**(6,783)**	**(8,518)**

Deferred tax assets in respect of tax losses are entirely attributable to Campari do Brasil Ltda.

Local legislation does not set a time limit for their use, but does set a quantitative limit for each individual year, based on declared taxable income.

The Company has also begun to use these against taxable income.

22. Basic and diluted earnings per share

Basic earnings per share are calculated as the ratio of the Group's portion of net profits for the year to the weighted average number of ordinary shares outstanding during the year; own shares held by the Group are, therefore, excluded from the denominator.

Diluted earnings per share are determined by taking into account the potential dilution effect resulting from options allocated to beneficiaries of stock option plans in the calculation of the number of outstanding shares.

Base earnings per share are calculated as follows:

Basic earnings		31 December 2009			31 December 2008	
	Profit (€/000)	No. of shares	Earnings per share €	Profit (€/1000)	No. of shares	Earnings per share €
Net profit attributable to ordinary shareholders	137,112			126,547		
Weighted average of ordinary shares outstanding		288,010,759			289,189,750	
Basic earnings per share			**0.48**			**0.44**

Diluted earnings per share are calculated as follows:

Diluted earnings		31 December 2009			31 December 2008	
	Profit (€/000)	No. of shares	Earnings per share €	Profit (€/1000)	No. of shares	Earnings per share €
Net profit attributable to ordinary shareholders	137,112			126,547		
Weighted average of shares outstanding		288,010,759			289,189,750	
Weighted average of shares for stock option plans		1,323,982			1,423,221	
Weighted average of ordinary shares outstanding net of dilution		289,334,741			290,612,972	
Diluted earnings per share			**0.47**			**0.44**

23. Net tangible assets

Changes in this item are indicated in the table below.

	Land and buildings (€/000)	Plant and machinery (€/000)	Other (€/000)	Total (€/000)
Carrying value at start of year	145,550	196,381	31,285	373,217
Accumulated depreciation at start of year	(38,991)	(131,277)	(22,964)	(193,233)
Balance at 31 December 2008	**106,558**	**65,104**	**8,322**	**179,985**
Change in basis of consolidation	33,544	1,530	33,097	68,170
Investments	32,050	20,893	5,757	58,700
Disposals	–	(51)	(1,853)	(1,904)
Depreciation	(5,420)	(12,422)	(3,951)	(21,792)
Reclassification from assets held for sale	162	1,127	245	1,533
Other reclassifications	1,990	(3,999)	2,008	–
Write-downs	(7)	(276)	(21)	(304)
Exchange rate differences and other changes	50	719	(1,172)	(404)
Balance at 31 December 2009	**168,927**	**72,625**	**42,432**	**283,984**
Carrying value at end of year	215,368	228,818	75,220	519,406
Accumulated depreciation at end of year	(46,441)	(156,193)	(32,787)	(235,421)

The change in the basis of consolidation, of €68,170 thousand, was due to the acquisition of Wild Turkey for €67,265 thousand, CJSC Odessa Sparkling Wine Company for €841 thousand and M.C.S. S.p.r.l for €64 thousand.

Investments in land and buildings for the period, amounting to €32,050 thousand, include construction costs of €4,810 thousand for the new headquarters of some of the Group's Italian companies at Sesto San Giovanni.

The total cost of this project has been reported at €51,607 thousand, including an amount of €11,767 thousand capitalised during the year; of this, €5,701 thousand was included under plant and machinery and €1,256 thousand under other.

In 2009 a new warehouse for storing finished products began operating at the Parent Company's plant in Novi Ligure. For 2009, the related investment was €9,390 thousand, including €6,931 thousand recorded under land and buildings.

Campari do Brasil Ltda. invested €8,796 thousand in the construction of a new plant at Suape, for which it has so far recorded total assets of €15.7 million, of which €14.8 million related to 2009.

The newly-acquired Rare Breed Distilling, LLC is in the process of building a new distillery in Lawrenceburg, which had been initiated by the vendors.

The project has been financed through third parties via the parent company Redfire, Inc, and €5,722 thousand was capitalised following the acquisition.

The related financial charges of €73 thousand were therefore capitalised, at a rate of 7.3%.

Lastly, investments in land and buildings include €1,700 thousand attributable to Glen Grant Distillery Company Ltd. for building works carried out in the semi-finished products warehouse at Burncrook; the remainder is attributable to the expansion and restructuring work carried out at the offices and plants of various Group subsidiaries.

Investments in plant and machinery, amounting to €20,893 thousand, primarily included:

- investments made by the Parent Company totalling €11,628 thousand, which mainly comprised €5,701 thousand for the new Group headquarters, while at the production sites, €1,430 thousand was spent on innovations to production lines at Canale, €693 thousand on line maintenance at Crodo and €3,795 thousand on line improvements at Novi Ligure;
- investments of €5,993 thousand made by Campari do Brasil Ltda. in the new plant at Suape.

Other investments in tangible assets, of €5,757 thousand, included:

- €2,815 thousand for the purchase of barrels to age whisky by Rare Breed Distilling, LLC and €1,077 thousand for the purchase of the same by Grant Distillery Company Ltd.;

– €1,484 thousand for the purchase of furniture and electronic equipment, mainly for the new headquarters of some of the Group's Italian companies.

Disposals of €1,853 thousand were entirely attributable to Rare Breed Distilling, LLC, and related to the sale of barrels.

The reclassification of non-current assets held for sale of €1,533 thousand includes certain plants and production lines at the Sulmona site, which were removed from use in 2007 and put up for sale.
During the year, in accordance with the requirements relating to its industrial investment plan, the Group deemed it appropriate to return to using the plants and production lines in question, which have therefore been reclassified under plant and machinery.

Lastly, please note that, for greater clarity, fixed assets in progress of €22,481 thousand are included under the categories to which they relate, depending on the nature of the investment.
The following table provides a breakdown of tangible assets by ownership.

	Owned fixed assets (€/000)	Fixed assets under finance leases (€/000)	Total (€/000)
Land and buildings	147,785	21,142	168,927
Plant and machinery	71,803	822	72,625
Other assets	42,433	–	42,433
	262,020	**21,964**	**283,984**

24. Biological assets

This item includes biological assets consisting of fruit-bearing and mature vines that provide grapes for wine production.
Sella & Mosca S.p.A. owns vineyards covering approximately 548 hectares north of Alghero in Sardinia, 93 hectares near San Gimignano in Tuscany and around ten hectares near Alba in Piedmont.
The Group also owns 73 hectares of vineyards in Saint Gilles in France, through Société Civile du Domaine de La Margue.
Changes in this item are indicated in the table below.

	Assets valued at fair value (€/000)	Assets valued at cost (€/000)	Total (€/000)
Opening value	3,144	20,424	23,568
Opening accumulated amortisation	–	(5,550)	(5,550)
Balance at 1 January 2009	**3,144**	**14,874**	**18,018**
Investments	–	1,403	1,403
Fair value valuation charges	(51)	–	(51)
Disposals	–	(30)	(30)
Depreciation	–	(839)	(839)
Write-downs	–	(47)	(47)
Balance at 31 December 2009	**3,093**	**15,407**	**18,501**
Closing value	3,093	21,777	24,870
Closing accumulated amortisation	–	(6,369)	(6,369)

The increase of €1,403 thousand during the year relates to Sella & Mosca S.p.A. and refers to internal work on non-productive vineyards, mainly in Sardinia (€759 thousand) and to a lesser extent, in Piedmont (€617 thousand).

Moreover, the increase during the year that relates to Sella & Mosca S.p.A includes capitalised internal labour costs of €912 thousand.

As for the biological assets in Sardinia, with respect to the application of IAS 41 on the accounting treatment of biological assets (vines) and biological products (grapes), given the unique situation of the territory in which Sella & Mosca S.p.A. operates, as described below, it was decided to continue recording these assets at cost, less accumulated depreciation, since valuation at fair value would require the following conditions to be met, which do not apply in the context in which the Company operates:

- the existence of an active market for biological products and assets. This is not the case in Sardinia, as the market cannot absorb grapes and vines in the quantities concerned, due to a lack of buyers, and it is not possible to set potential market prices in a scenario in which all products or biological assets are made available for sale;
- the adoption of the alternative cash flow valuation method, which cannot be used due to both the inability to set a reliable price for the biological products concerned in the quantity concerned, and the inability to determine or measure the projected cash flows.

The depreciation rate used by Sella & Mosca S.p.A. for vineyards is 5%.

Other biological assets are valued at fair value, based on expert surveys of agricultural land and the related vineyards.

At 31 December 2009, non-productive biological assets totalled €4,226 thousand, recorded under biological assets in progress, compared to €5,690 thousand at 31 December 2008.

In particular, €2,557 thousand related to vineyards in pre-production in Alghero, Sardinia for vines replanted in 2006.

Non-productive vineyards in Tuscany are valued at €1,508 thousand, and mainly refer to those planted in 2006 and 2007, while vineyards in Piedmont are valued at €162 thousand.

Agricultural output during the year totalled approximately 50,160 quintals in Sardinia, around 4,895 quintals in Tuscany and some 775 quintals in Piedmont.

Given that it was all processed, there were no inventories of this production at the year end.

25. Investment property

At 31 December 2009, investment property of €666 thousand related mainly to the Parent Company, and included apartments and a shop in the provinces of Milan, Bergamo and Verbania, and two buildings in rural locations in the province of Cuneo.

26. Goodwill and trademarks

Changes during the year are shown in the table below.

	Goodwill (€/000)	Trademarks (€/000)	Total (€/000)
Balance at 31 December 2008	**698,142**	**221,799**	**919,941**
Change in basis of consolidation	160,309	130,905	291,214
Price differences of past acquisitions	1,349	–	1,349
Investments	1,392	–	1,392
Impairment	(4,661)	–	(4,661)
Exchange rate differences and other changes	(2,874)	(6,982)	(9,856)
Balance at 31 December 2009	**853,656**	**345,722**	**1,199,379**
Carrying value at end of year	858,317	345,722	1,204,040
Impairment at end of year	(4,661)	–	(4,661)

Intangible assets with an indefinite life are represented by goodwill and trademarks, both deriving from acquisitions.

The Group expects to obtain positive cash flow from these assets for an indefinite period of time.

Goodwill and trademarks are not amortised but are subject to impairment tests.

The form taken by these tests is shown in note 27 – Impairment.

The change in the basis of consolidation relating to goodwill, amounting to € 160,309 thousand, was due to the acquisitions made during the year.

Of the goodwill generated by acquisitions, € 148,393 thousand was attributed to Wild Turkey, € 11,664 thousand to CJSC Odessa Sparkling Wine Company and € 252 thousand to M.C.S. S.p.r.l.

The increase of € 1,392 thousand in this item relates to the acquisition of the remaining minority interests in Sabia S.A.

The change in the basis of consolidation relating to trademarks, amounting to € 130,905 thousand, was entirely attributable to the value of the Wild Turkey brands.

For further information, see note 8 – Acquisitions.

For information on impairment (€ 4,661 thousand), see note 27 – Impairment.

Exchange rate differences of € 9,856 thousand referred to the adjustment to year-end exchange rates of the goodwill relating to Skyy Spirits, LLC, Cabo Wabo, LLC, Campari do Brasil Ltda., Sabia S.A., Destiladora San Nicolas S.A. de C.V., CJSC Odessa Sparkling Wine Company and Wild Turkey, as well as the X-Rated Fusion Liqueur, Cabo Wabo and Wild Turkey trademarks.

27. Impairment

The Group ascertains the possibility of recovering amounts relating to goodwill and trademarks that are recorded in the accounts by carrying out impairment tests annually, or more frequently if there are indications of a loss in value.

The recoverability of the amounts relating to goodwill and trademarks is assessed through an estimate of their value in use, which is the present value of future cash flows discounted at a rate that reflects the time value of money and specific risks on the valuation date.

For the purposes of the impairment tests, the amounts for goodwill and trademarks were allocated to the respective units (or groups of units) that generated cash flows ("cash generating units") on the closing date of the accounts.

Specifically, the cash flow generated by individual products or groups of products (i.e. the Group's brands) was used.

The forecasts of operating cash flows are taken from the 2010 budget and strategic plan drafted by the Group in 2008 for 2009-2013.

The plan, which was not reformulated in 2009, was reviewed in the interests of caution to take into account the change in the macroeconomic environment in relation to the different characteristics of the Group's businesses and key markets. In addition, the five-year plan was adapted for a ten-year period, factoring in medium to long-term growth rates, which do not exceed the average long-term growth rates for the market in which the Group operates. The use of a ten-year period is justified by the life cycle of the products with respect to the reference market.

The assumptions used in estimates of future cash flows were determined on the basis of prudential criteria whereby the contribution margin of the brands is held constant. In addition, projections are based on reasonableness and consistency with respect to the allocation of future general expenses, expected trends in capital investment, conditions of financial equilibrium and the main macroeconomic variables.

The assumptions used in estimates of future cash flows were determined on the basis of the Group's historical averages.

Cash flow projections relate to current operating conditions and therefore do not include cash flows connected with any one-off operations.

The main assumptions for determining the value in use of the cash generating units (i.e. the present value of estimated future cash flows that are assumed to result from the continuing use of the asset) are based on the terminal growth rate and discount rate.

The terminal growth rate was taken to be 1.5%, which does not exceed the sector's estimated long-term growth rate.

The cash flows were discounted at a rate of 7.6%, reflecting the weighted average cost of capital.

Reference was made to the Capital Asset Pricing Model to determine the discount rate, based on indicators and parameters that can be observed on the market, the present value of money and the specific risks connected to the business assessed on the reference date of the estimate.

At 31 December 2009, the tests carried out using the above-mentioned assumptions identified impairment of €4,661 thousand, which was recorded under non-recurring expenses on the income statement.

Of this sum, €2,718 thousand related to the Odessa CGU, acquired in March 2009 and €1,943 thousand related to the Lamargue CGU, acquired as part of the Sella & Mosca – Zedda Piras transaction in January 2002.

Sensitivity analysis

To take into account current market volatility and uncertainty over future economic prospects, sensitivity analyses have been carried out to assess the recoverability of amounts relating to goodwill and trademarks.

In particular, an analysis was carried out of the sensitivity of the recoverable value, estimated based on value in use, with regard to the time horizon of the period in which operating cash flows are estimated, which was reduced from ten to five years.

In addition, a sensitivity analysis of recoverable values was carried out based on the assumption of a half-point increase in WACC and a half-point reduction in the terminal growth rate.

The sensitivity analyses described above confirmed the full recoverability of the amounts recorded for goodwill and trademarks in relation to the CGUs, except for the CGUs that posted impairment losses.

The allocation of values for goodwill and trademarks to individual units, net of impairment losses, is shown in the table below.

	31 December 2009		31 December 2008	
	Goodwill (€/000)	Trademarks (€/000)	Goodwill (€/000)	Trademarks (€/000)
Former Bols brands	4,612	1,992	4,612	1,992
Ouzo-12	9,976	7,429	9,976	7,429
Cinzano	51,457	772	51,457	772
Brazilian acquisition	72,028	–	55,750	–
SKYY	334,112	–	345,852	–
Zedda Piras-Sella&Mosca-Lamargue	55,311	21	57,254	21
Barbero	137,859	–	137,859	–
Riccadonna	–	11,300	–	11,300
Glen Grant, Old Smuggler, Braemar	–	104,277	–	104,277
X-Rated	–	35,515	–	36,809
Cabo Wabo	25,084	49,343	25,545	51,017
DSN	7,342	6,232	6,592	6,131
Sabia	4,240	95	3,246	108
Mondoro	–	1,028	–	1,028
Wild Turkey	143,685	126,753	–	
Odessa	7,699	–	–	–
M.C.S.	252	–	–	–
Other	–	966	–	915
	853,656	**345,722**	**698,142**	**221,799**

28. Intangible assets with a finite life

Changes in this item are indicated in the table below.

	Software (€/000)	Other (€/000)	Total (€/000)
Carrying value at start of year	10,730	13,492	24,222
Accumulated amortisation at start of year	(7,760)	(11,357)	(19,117)
Balance at 1 January 2009	**2,970**	**2,135**	**5,105**
Change in basis of consolidation	31	381	412
Investments	1,618	1,176	2,793
Amortisation for the year	(1,585)	(1,137)	(2,723)
Impairment	–	(155)	(155)
Exchange rate differences and other changes	(12)	48	35
Balance at 31 December 2009	**3,020**	**2,447**	**5,467**
Carrying value at end of year	13,007	14,993	28,000
Accumulated amortisation at end of year	(9,987)	(12,546)	(22,533)

Intangible assets with a finite life were amortised on a straight-line basis in relation to their remaining useful life.

The change in the basis of consolidation of €412 thousand related to the acquisition of M.C.S S.p.r.l. for €29 thousand and the acquisition of CJSC Odessa Sparkling Wine Company for €385 thousand.

Investments for the year of €2,793 thousand were attributable to the Parent Company (€2,054 thousand) for the purchase of software licenses and for developing the SAP R/3 system.

In addition, Campari International S.A.M. and Skyy Spirits, LLC incurred costs of €378 thousand and €186 thousand respectively for the implementation of the new SAP R/3 system and other SAP upgrades.

29. Other non-current assets

This item breaks down as follows:

	31 December 2009 (€/000)	31 December 2008 (€/000)
Financial receivables from Lehman Brothers	4,397	4,480
Term deposits	155,066	–
Other non-current financial assets	–	93
Non-current financial assets	**159,463**	**4,573**
Investments in other companies	309	293
Security deposits	673	557
Receivables from employee benefit funds	872	692
Other non-current receivables from main shareholder	188	
Other	788	1,358
Other non-current assets	2,830	2,900
Non-current assets	**162,293**	**7,473**

The financial receivables from Lehman Brothers, amounting to €4,397 thousand, include the value of derivative instruments that the Group had entered into with the investment bank.

Following the bank's collapse in 2008, the value of these contracts, adjusted to their estimated realisable value (30% of the receivables) was included in long-term financial assets the previous year.

Term deposits of €155,066 thousand refer to liquid investments of Group companies that mature in March 2011 and earn interest at a fixed rate of between 1.20% and 1.22%.

Note that non-current financial assets are included in the Group's net debt figure.

Receivables from employee benefit funds represent a surplus of assets servicing the plan in respect of the present value of benefit obligations at year end.

For further information, see comments under note 38 – Defined benefit plans.

Other non-current receivables from main shareholders, of €188 thousand, relate to tax.

Other receivables refer to Parent Company receivables from tax authorities (€515 thousand) and from the Brazilian subsidiary.

30. Inventories

This item breaks down as follows:

	31 December 2009 (€/000)	31 December 2008 (€/000)
Raw materials, supplies and consumables	32,306	22,599
Work in progress and products in the ageing process	164.429	72,850
Finished products and goods for resale	74,692	70,142
	271,428	**165,592**

The figure at 31 December 2009 includes a change in the basis of consolidation of €83,042 thousand, of which €79,107 thousand was attributable to Rare Breed, LLC, €1,921 thousand to CJSC Odessa Sparkling Wine Company and €2,014 thousand to M.C.S. S.p.r.l.

Inventories are reported minus the relevant provisions for write-downs. The changes are shown in the table below.

	(€/000)
Balance at 31 December 2008	**3,392**
Change in basis of consolidation	192
Provisions	2,253
Amounts used	(1,508)
Exchange rate differences and other changes	6
Balance at 31 December 2009	**4,335**

31. Trade receivables and other receivables

This item breaks down as follows:

	31 December 2009 (€/000)	31 December 2008 (€/000)
Trade receivables from external customers	211,571	244,688
Trade receivables from affiliates	1,609	5,192
Receivables for contributions to promotional costs	22,986	21,719
Trade receivables	**236,166**	**271,598**
Advances to suppliers of fixed assets	1,211	4,178
Advances and other receivables from suppliers	1,959	3,626
Receivables from tax authorities	9,435	6,659
Receivables from main shareholder for tax consolidation	62	1,536
Receivables from agents and miscellaneous customers	2,426	3,701
Pre-paid expenses	2,917	5,220
Price difference on Wild Turkey acquisition	(1,350)	
Other	7,674	7,509
Other receivables	**24,333**	**32,430**

All the receivables shown above are due within twelve months.

Their carrying value is considered to be close to their fair value.

Trade receivables are shown net of year-end bonuses and payables for promotional costs. This item is reported net of the related provision for write-downs, reflecting the actual risk of uncollectibility, consistent with the disclosure of revenues on the income statement.

The change in the basis of consolidation relating to trade receivables from third parties, of €5,090 thousand, was attributable to the acquisition of M.C.S. S.p.r.l. (€3,888 thousand) and CJSC Odessa Sparkling Wine Company (€1,202 thousand).

In addition, trade receivables from affiliates in 2008 included receivables of €2.5 million from M.C.S. S.c.a.r.l., a fully-consolidated company following the acquisition of the remaining stake in 2009.

The reduction in trade receivables versus the previous year was also attributable to the factoring of receivables on a non-recourse basis by Group companies; these receivables totalled €47.4 million at 31 December 2009.

The item advances to suppliers of fixed assets mainly relates to the Parent Company for payments on account for new plant for manufacturing units (€ 1,043 thousand).

At 31 December 2008, this item included an advance payment of € 3,044 thousand paid by the Parent Company for the design and construction of the new Sesto San Giovanni headquarters.

Receivables from the main shareholder refer to the Parent Company's receivable from Fincorus S.p.A. in relation to the tax consolidation scheme, for which the Group has a net payable of € 22,191 thousand, including € 188 thousand reported under non-current assets.

These receivables from/payables to the main shareholder for tax consolidation purposes are non-interest bearing (for more details see note 47 – Related parties).

The price difference on the Wild Turkey acquisition reflects the receivable from the vendor for adjustments to the acquisition price for that company.

The table below breaks down receivables by maturity; note that the other receivables column shows the total of receivables from agents and miscellaneous customers and the other item, as shown in the table above.

This breakdown excludes advances to suppliers of non-current assets, prepayments, tax credits and deferred charges.

31 December 2009	Trade receivables (€/000)	Other receivables (€/000)	Total (€/000)
Not due	190,341	8,071	198,412
Due and not written down:			
Less than 30 days	20,152	5	20,157
30-90 days	14,165	150	14,314
Within 1 year	7,235	231	7,466
Within 5 years	2,389	19	2,408
Due after 5 years	178		178
Total due and not written down:	44,120	405	44,525
Due and written down	9,881	522	10,403
Amount written down	(8,176)	(247)	(8,423)
Total receivables broken down by maturity	236,166	8,750	244,916
Receivables not significant for breakdown by maturity	–	15,583	15,583
Total	**236,166**	**24,333**	**260,499**

31 December 2008	Trade receivables (€/000)	Other receivables (€/000)	Total (€/000)
Not due	221,893	10,913	232,806
Due and not written down:			
Less than 30 days	19,668	138	19,806
30-90 days	16,764	37	16,801
Within 1 year	10,113	116	10,229
Within 5 years	2,057	7	2,064
Due after 5 years	132		132
Total due and not written down:	48,734	298	49,032
Due and written down	6,376	97	6,473
Amount written down	(5,404)	(97)	(5,501)
Total receivables broken down by maturity	271,598	11,210	282,807
Receivables not significant for breakdown by maturity		21,220	21,220
Total	**271,598**	**32,430**	**304,028**

The following table shows the changes in bad debt provisions during the period.

	Bad debt provisions	
(€/000)	Trade receivables	Other receivables
Balance at 31 December 2008	**5,976**	**97**
Change in basis of consolidation	277	–
Provisions	4,017	150
Amounts used	(2,467)	–
Exchange rate differences and other changes	373	–
Balance at 31 December 2009	**8,176**	**247**

The change in the basis of consolidation, amounting to €277 thousand relates to the acquisition of M.C.S. S.p.r.l.

Provisions for the year totalling €4,017 thousand comprise €2,009 thousand for trade receivables at Campari Italia S.p.A. and €379 thousand for bad debts relating to Campari's traditional sales channel, Sella & Mosca S.p.A. and Sella & Mosca Commerciale S.r.l.

In addition, a provision of €805 thousand was made for doubtful trade receivables in India, of which €358 thousand relates to the joint venture Focus Brands Trading (India) Private Ltd.

The amounts used include €1,909 thousand in respect of Campari Italia S.p.A. following the settlement of lawsuits outstanding from previous years.

The remaining portion comprises €36 thousand relating to the Parent Company, €187 thousand relating to Sella & Mosca S.p.A. and Sella & Mosca Commerciale S.r.l., and €271 thousand relating to Destiladora San Nicolas, S.A. de C.V.

As regards other receivables, the Parent Company made a provision of €150 thousand in respect of a legal dispute over building works at the Crodo manufacturing unit.

32. Short-term financial receivables

This item breaks down as follows:

	31 December 2009 (€/000)	31 December 2008 (€/000)
Securities	3,571	3,453
Net accrued swap interest income on bonds	1.153	
Valuation at fair value of forward contracts	1,839	
Other financial assets and liabilities	93	4
Short-term financial receivables from affiliates and joint ventures	–	636
Other short-term financial receivables	3,084	640
Short-term financial receivables	**6,656**	**4,093**

Securities mainly include short-term or marketable securities representing a temporary investment of cash, but which do not satisfy all the requirements for classification under cash and equivalents. In particular, the item includes securities that fall due within one year.

Accrued interest on hedging derivatives relating to the Eurobond (€1,153 thousand) reflects current market rates, as the Parent Company transferred part of the liability to variable rates via an interest rate swap.

The valuation at fair value of forward contracts refers to the forward sale/purchase of foreign currencies to hedge receivables and payables or to future sales and purchases.

Receivables from affiliates in 2008 included receivables from M.C.S. S.c.a.r.l., which is now a fully-consolidated company following the Group's acquisition of the remaining stake in 2009.

All financial payables are current and due within a year.

33. Cash and equivalents and reconciliation with net debt

The Group's cash and equivalents break down as follows:

	31 December 2009 (€/000)	31 December 2008 (€/000)
Bank current accounts and cash	93,311	101,217
Term deposits maturing within 1 year	36,324	71,341
Cash and cash equivalents	**129,636**	**172,558**

The cash and cash equivalents item comprises bank current accounts, other sight deposits and those that can be withdrawn within a maximum period of three months from the reporting date, which are held at leading banks and pay variable interest rates based on LIBOR depending on the currency and period concerned.
It also includes securities that can be readily converted to cash consisting of short-term, highly liquid financial investments that can be quickly converted to known cash instruments, with an insignificant risk of change in value.

The reconciliation with the Group's net debt is set out below.

	31 December 2009 (€/000)	31 December 2008 (€/000)
Cash and cash equivalents	129,636	172,558
Liquidity (A)	**129,636**	**172,558**
Securities	3,571	3,453
Other short-term financial receivables	3,084	4
Short-term financial receivables (B)	**6,656**	**3,457**
Short-term bank debt	(17,274)	(107,454)
Current portion of property lease payables	(3,277)	(3,397)
Current portion of private placements and bonds	(5,785)	(8,862)
Other short-term financial payables	(13,537)	(10,839)
Short-term financial debt (C)	**(39,873)**	**(130,552)**
Short-term net financial position (A+B+C)	**96,419**	**45,463**
Medium/long-term bank debt	(895)	(887)
Property lease payables	(6,345)	(10,531)
Private placements and bonds	(861,777)	(337,368)
Other medium/long-term financial payables	(739)	(903)
Payables for put option and earn-out	(16,931)	(26,562)
Medium/long-term financial debt (D)	**(886,688)**	**(376,251)**
Net financial debt (A+B+C+D) (*)	**(790,269)**	**(330,788)**
Reconciliation with Group net debt as shown in the Directors' report:		
Term deposits maturing after 1 year	155,066	
Medium/long-term financial receivables	4,397	4,573
Group net debt	**(630,805)**	**(326,214)**

(*) In accordance with the definition of net debt set out in Consob communication DEM 6064293 of 28 July 2006.

For all information concerning the items that make up net debt excluding liquidity, see note 32 – Current financial receivables and note 37 – Financial liabilities.

34. Non-current assets held for sale

This item includes surplus real estate assets with a high probability of being sold, or for which there is an irrevocable commitment to sell with a third party.

These assets, which are valued at the lower of net carrying value and the fair value net of sales costs, totalled €11,135 at 31 December 2009 and €12,670 thousand at 31 December 2008.

The item includes assets relating to the Sulmona site, which sold its production assets in 2007 (€6,267 thousand), the part of the Termoli site not yet sold (€1,022 thousand), the Ponte Galeria plot in Rome (€3,306 thousand), a building in Tuscany (€500 thousand) and buildings in Crodo (€38 thousand).

Negotiations are under way with potential buyers of these assets, and a disposal plan is being defined; implementation of this plan has been delayed due in some cases to unfavourable market conditions, and in other cases to complex market conditions, and the period for finalising the sale and transfer of the assets has been extended.

Changes during the period are as follows:

	(€/000)
Balance at 1 January 2009	**12,670**
Reclassifications under tangible assets	(1,535)
Balance at 31 December 2009	**11,135**

During the year, the Parent Company reclassified part of the assets to be sold in relation to the Sulmona site, the production lines and certain equipment, for an amount of €1,535 thousand.

These assets are reported under plant and machinery in use.

This was made necessary due to the requirements of the industrial investment plan, and therefore it was considered appropriate to return to using the above-mentioned production lines, reclassifying them under plant and machinery at their carrying value prior to being classified as held for sale, adjusted for the depreciation that would otherwise have been recorded in the reference periods.

35. Shareholders' equity

The Group manages its capital structure and makes changes to it depending on the economic conditions and the specific risks of the underlying asset.

To maintain or change its capital structure, the Group may adjust the dividends paid to the shareholders and/or issue new shares.

In this context, like other groups operating in the same sector, the Group uses the net debt/EBITDA ratio as a monitoring tool.

For this purpose, debt is equivalent to the Group's net debt figure, while EBITDA corresponds to the Group's operating profit before depreciation, amortisation and minority interests.

For information on the composition and changes in shareholders' equity for the periods under review, please refer to "Statement of changes in shareholders equity".

Share capital

At 31 December 2009, the share capital was made up of 290,400,000 ordinary shares with a nominal value of €0.10 each, fully paid-up.

Bonus share issue proposal

The Board of Directors that approves the Parent Company's draft financial statements has been asked to vote on a proposal to proceed with a bonus share issue to be carried out via the issue of 29,040,000 shares with a nominal value of €0.10 each, to be provided free of charge to shareholders in the ratio of one new share for each share held, through the use of retained earnings.

Following the bonus issue, the fully paid-up share capital would total €58,080,000, comprising 58,080,000 ordinary shares.

This proposal will be submitted for the approval of the ordinary and extraordinary shareholders' meetings to be held on 30 April 2010.

Outstanding shares and own shares

The following table shows the reconciliation between the number of outstanding shares at 31 December 2009 and in the two prior years.

	No. of shares			Nominal value		
	31 December 2009	31 December 2008	31 December 2007	31 December 2009 €	31 December 2008 €	31 December 2007 €
Outstanding shares at the beginning of the period	288,459,253	289,355,546	289,049,453	28,845,925	28,935,555	28,904,945
Purchases for the stock option plan	(2,199,000)	(896,293)	(1,580,268)	(219,900)	(89,629)	(158,027)
Sales	1,685,627		1,886,361	168,563		188,636
Outstanding shares at the end of the period	287,945,880	288,459,253	289,355,546	28,794,588	28,845,925	28,935,555
Total own shares held	2,454,120	1,940,747	1,044,454	245,412	194,075	104,445
Own shares as a % of share capital	**0.8%**	**0.7%**	**0.4%**			

In 2009, 2,199,000 own shares were acquired at a purchase price of €13,374 thousand, which equates to an average price of €6.10 per share.

In addition, subsequent to the reporting date for these financial statements, and until their publication is authorised, further sales were carried out of a total of 807,506 own shares through the exercise of subscription rights; and 460,000 shares were purchased at an average price of €8.23 per share.

Dividends paid and proposed

The table below shows the dividends approved and paid in 2008, and dividends subject to the approval of the shareholders' meeting to approve the accounts for the year ending 31 December 2009:

	Total amount		Dividend per share	
	31 December 2009 (€/000)	31 December 2008 (€/000)	31 December 2009 (€)	31 December 2008 (€)
Dividends approved and paid during the year on ordinary shares	31,701	31,829	0.11	0.11
Dividends proposed on ordinary shares	34,595 (*)	31,701	0.12	0.11

(*) calculated on the basis of outstanding shares at the date of the Board of Directors' meeting on 30 March 2010.

Taking into account the bonus share issue proposal, the number of outstanding shares on which to calculate the dividend would increase to 576,186,772, and the number of own shares held would be 4,213,228.

The adjusted dividend per share proposed would be €0.06, an increase of 9.1% compared with the 2008 dividend of €0.055 per share (adjusted).

Other reserves

	Stock options (€/000)	Cash flow hedge (€/000)	Conversion of accounts in (€/000)	Total (€/000)
Balance at 1 January 2009	**9,731**	**13,014**	**(58,549)**	**(35,803)**
Cost of stock options for the year	4,592			4,592
Stock options exercised	(1,523)			(1,523)
Losses (profits) reclassified in the income statement		243		243
Profits (losses) allocated to shareholders' equity				
Cash flow hedge reserve allocated to shareholders' equity		(19,745)		(19,745)
Tax effect allocated to shareholders' equity		5,717		5,717
Tax effect reclassified under profit carried forward				
Conversion difference	16		821	837
Balance at 31 December 2009	**12,816**	**(771)**	**(57,728)**	**(45,683)**

The stock option reserve contains the provision made as an offsetting entry for the cost reported in the income statement for stock options allocated. The provision is determined based on the fair value of the options established using the Black-Scholes model.

For information on the Group's stock option plans, see note 43 – Stock option plans.

The cash flow hedge reserve contains amounts (net of the related tax effect) pertaining to changes resulting from fair value adjustments of financial derivatives recorded using the cash flow hedging methodology.

For further information, see note 44 – Financial instruments.

The conversion reserve reflects all exchange rate differences relating to the conversion of the accounts of subsidiaries denominated in currencies other than euro.

36. Minority interests

The minorities' portion of shareholders' equity, which amounted to €2,536 thousand at 31 December 2009 (€2,136 thousand at 31 December 2008), relates to O-Dodeca B.V. and Kaloyannis-Koutsikos Distilleries S.A. (25%), Qingdao Sella & Mosca Winery Co. Ltd. (6.33%) and CJSC Odessa Sparkling Wine Company (0.25%), all of which are fully consolidated.

With reference to the minority stakes held in Cabo Wabo (20%), given that the Group agreed call/put options to acquire these, the company was consolidated at 100% and the related payable to the holders of these options was recorded under financial liabilities (see next section for further details).

37. Financial liabilities

The table below shows a breakdown of financial liabilities reported in the accounts.

	31 December 2009 (€/000)	31 December 2008 (€/000)
Non-current liabilities		
Parent Company bond (US$) issued in 2003	207,237	221,564
Parent Company bond (Eurobond) issued in 2009	342,759	–
Private placement issued in 2002	84,712	95,287
Private placement issued in 2009	171,731	–
Total bonds and private placements	**806,440**	**316,852**
Payables and loans to banks	895	887
Property leases	6,345	10,531
Derivatives on Parent Company bond (US$)	51,935	20,516
Derivatives on Parent Company bond (Eurobond)	3,403	–
Payables for put option and earn-out	14,429	23,817
Other debt	739	903
Total non-current financial liabilities	**77,746**	**56,654**
Current liabilities		
Payables and loans to banks	**17,274**	**107,454**
Short-term portion of private placement issued in 2002	5,785	8,862
Accrued interest on bonds	11,528	7,475
Accrued swap interest on bonds	–	1,879
Property leases	3,277	3,397
Financial liabilities on hedging contracts	1,668	1,123
Payables for put option and earn-out	2,502	2,745
Other debt	341	362
Other financial payables:	25,101	25,843
Total current liabilities	**926,561**	**506,802**

The table below shows a breakdown of the Group's main financial liabilities, together with effective interest rates and maturities.

Note that, as regards the effective interest rate of hedged liabilities, the rate reported includes the effect of the hedging itself.

Furthermore, the values of hedged liabilities are shown here net of the value of the related derivative, whether it is an asset or liability.

	Effective interest rate for the year ending 31 December 2009	Maturity	31 December 2009 (€/000)	31 December 2008 (€/000)
Payables to banks and loans	1.0% on €. 1.25% on US$	2010	18,169	108,340
Parent Company bonds				
– issued in 2003 (US$)	fixed rate from 4.03% to 4.37% (1)	2015-2018	259,172	242,081
	6-month €Libor + 60 basis points (2)			
– issued in 2009 (Eurobond)	fixed rate 5.375%	2016	346,162	
	6-month €Libor + 210 basis points (3)			
Private placement:				
– issued in 2002	fixed rate 6.17%-6.49%	2008-2012	84,712	104,150
– issued in 2009	fixed rate 6.83%. 7.50%. 7.99%	2014-2019	171,731	
Property leases	3-month €Libor + 60 basis points	2010-2012	9,623	13,928
Other loans	0.90%	2010-2015	1,080	1,265

(1) Rate applied to the portion of the bond hedged by an interest rate swap corresponding to a nominal value of €171.9 million.
(2) Rate applied to the portion of the bond hedged by an interest rate swap corresponding to a nominal value of €85.9 million.
(3) Rate applied to the portion of the bond hedged by an interest rate swap corresponding to a nominal value of €250 million.

Bonds

The item bonds includes two bond issues placed by the Parent Company.

The first, with a nominal value of US$ 300 million, was placed in the US institutional market in 2003.

The transaction was structured in two tranches of US$ 100 million and US$ 200 million, maturing in 2015 and 2018 respectively, with a bullet repayment at maturity and interest paid six-monthly at a fixed rate of between 4.33% and 4.63%.

The second issue (Eurobond) was launched on the European market in October 2009, and was aimed at institutional investors, with most of the bonds being placed with investors in Italy, the UK, France, Germany and Switzerland.

The nominal value of this issue is €350 million; it matures on 14 October 2016 and was placed at a price of 99.431%. The coupons are paid annually at a fixed rate of 5.375%, and the gross yield is therefore 5.475%.

With regard to both these issues, the Parent Company has put in place various instruments to hedge the exchange rate and interest rate risks.

On the first, a cross currency swap hedging instrument has been used to neutralise the risks related to fluctuations in the US dollar and movements in interest rates, and the US dollar-based fixed interest rate was changed to a variable euro rate (6-month Euribor + 60 basis points).

In addition, various interest rate swaps were put in place involving the payment of an average fixed rate of 4.25% (rates from 4.03% to 4.37%) on total underlyings of US$ 50 million (maturing in 2015) and US$ 150 million (maturing in 2018).

For the second bond issue, carried out in 2009, an interest rate swap was entered into that involves the payment of a variable rate (6-month Euribor + 210 basis points) on an underlying of €250 million.

The changes in the item in 2009 refer to:

- the €300 million Eurobond issue (net of directly attributable costs of €2.8 million and issue discount of €2.0 million);
- in relation to the 2003 issue (US$), the valuation of hedging instruments (decrease of €14.7 million) and the related effect on the bonds (increase of €14.4 million);
- in relation to the 2009 issue (Eurobond), the valuation of hedging instruments (decrease of €3.4 million) and the related effect on the bonds (increase of €2.6 million).

For more information on these changes, see note 44 – Financial instruments: disclosures.

Private placement

The private placement represents two bonds placed by Redfire, Inc. in the US institutional market in 2002 and 2009.

The 2002 issue, net of redemptions of principal portions already carried out, has a residual nominal value of US$ 125 million (the original value was US$ 170 million).

The 2002 transaction was structured in three tranches of US$ 20 million, US$ 50 million and US$ 100 million.

The first tranche has been redeemed in full, while the second tranche will be redeemed in equal portions by the end of 2012, and the third tranche will be redeemed with a bullet payment in 2012.

The six-monthly coupons are based on fixed rates of 6.17% and 6.49%.

The amount falling due within one year is US$ 8.3 million.

The issue placed in June 2009 has a nominal value of US$ 250 million.

This transaction is also structured in three tranches, of US$ 40 million, US$ 100 million and US$ 110 million respectively, with bullet maturities in 2014, 2016 and 2019.

The six-monthly coupons are based on fixed rates of 6.83%, 7.50% and 7.99%.

The changes in the item during the year relate to:

- the new US$ 250 million bond issue (net of directly attributable costs of €2.6 million);
- the portion redeemed in 2009 relating to the 2002 private placement (US$ 12.3 million);
- the release of the effects of the amortised cost of the 2002 private placement, previously adjusted due to fair value hedges no longer in existence following the collapse of the counterparty Lehman Brothers; this effect is equivalent to financial income of US$ 2.3 million (€1.6 million).

Payables to banks

At 31 December 2009, the non-current portion of payables to banks includes €352 thousand relating to a loan obtained by Sella & Mosca S.p.A., secured by mortgages on land and buildings and liens on plant and machinery. The residual amount of payables to banks represents the residual portion of two bank loans pertaining to subsidiaries.

The current portion relates to loans obtained by certain subsidiaries and short-term credit lines used locally.

Leasing

Leasing payables refer to finance leases entered into by the Parent Company in 2004, with expiry in 2012, for the property complex in Novi Ligure.

Payable for put option and earn-out

The agreements relating to the acquisitions of Cabo Wabo and Sabia S.A. provide for the possibility of the exercise of call/put options on the remaining stakes (20% and 30% respectively).

The options relating to 30% of Sabia S.A. were exercised in 2009, in advance of the date originally agreed; the payable has therefore been settled.

The item includes estimated three-year earn-out payments agreed as part of the acquisition of X-Rated Fusion Liqueur in 2007 and Destiladora San Nicolas, S.A. de C.V. in 2008.

The payments are to be made on an annual basis.

In addition, the agreement for the acquisition of Sabia S.A. in 2008 also provided for an earn-out mechanism payable in 2012.

Changes in the item compared to 2008 refer to the payment for the remaining stake in Sabia S.A. (€1.9 million), the earn-out relating to X-Rated Fusion Liqueur (€1.6 million) and the revised estimate of the payables described above.

In particular, an amount of €6,407 thousand was recycled to the income statement following a revision of the estimates made in the previous year relating to the Cabo Wabo put options and the X-Rated Fusion Liqueur earn-out.

Other debt

This item includes a Parent Company loan agreement with the industry ministry, for repayment in ten annual instalments starting in February 2006.

Financial liabilities on forward contracts

At 31 December 2009, this item related to the fair value of forward purchases and sales of foreign currency.

A portion of this item relates to the hedging of cash flows not yet generated and has been allocated directly to shareholders' equity, net of the related tax effect.

For further details, see note 44 (Financial instruments: disclosures).

38. Defined benefit plans

Group companies provide post-employment benefits for staff, both directly and by contributing to external funds.

The procedures for providing these benefits vary according to the legal, fiscal and economic conditions in each country in which the Group operates.

The benefits are provided through defined contribution and/or defined benefit plans.

For defined contribution plans, Group companies pay contributions to private pension funds and social security institutions, based on either legal or contractual obligations, or on a voluntary basis.

The companies fulfil all their obligations by paying the said contributions.

At the end of the financial year, any liabilities for contributions to be paid are included in the other current liabilities item; the cost for the period is reported according to function in the income statement.

Defined benefit plans may be unfunded or fully or partially funded by contributions paid by the company, and sometimes by its employees, to a company or fund which is legally separate from the company and which pays out benefits to employees.

As regards the Group's Italian subsidiaries, the defined benefit plans consist of the staff severance fund (TFR), to which its employees are entitled by law.

Following the reform of the supplementary pension laws in 2007 for companies with at least 50 employees, TFR contributions accrued up to 31 December 2006 remain in the company, while for contributions accruing from 1 January 2007, employees have the choice to allocate them to a supplementary pension scheme, or keep them in the company, which will transfer the TFR contributions to the INPS fund.

As a result, TFR contributions accrued up to 31 December 2006 will continue to be classified as defined benefit plans, with the actuarial valuation criteria remaining unchanged in order to show the current value of the benefits payable on the amounts accrued at 31 December 2006 when employees leave the company.

TFR contributions accrued from 1 January 2007 are classified as defined contribution plans.

As the Group's Italian companies pay contributions through a separate fund, without further obligations, the Company records its contributions to the fund for the year to which they relate, in respect of employees' service, without making any actuarial calculation.

For the portion of the staff severance fund considered as a defined benefit plan, this is an unfunded plan that therefore does not hold any dedicated assets.

In addition, some Group companies have the same type of plans for their current and/or former employees.

These plans have the benefit of dedicated assets.

The liability relating to the Group's defined benefit plans, which is calculated on an actuarial basis using the projected unit credit method, is reported on the balance sheet, net of the fair value of any dedicated assets.

In cases where the fair value of dedicated assets exceeds the value of the post-employment benefit obligation, and where the Group has the right to reimbursement or to reduce its future contributions to the plan, the surplus is reported as a non-current asset, in accordance with IAS 19.

The following table provides details of the staff severance fund in the last four financial years.

TFR	31 December 2009 (€/000)	31 December 2008 (€/000)	31 December 2007 (€/000)	31 December 2006 (€/000)
Defined benefit obligations	9,363	10,378	11,565	12,631

The following table provides details of other defined benefit plans, which are financed by dedicated assets, in the last four financial years.

Other plans	31 December 2009 (€/000)	31 December 2008 (€/000)	31 December 2007 (€/000)	31 December 2006 (€/000)
Defined benefit obligations	3,997	3,561	3,336	2,405
Dedicated plan assets (–)	(4,424)	(3,969)	(3,898)	(2,610)
Plan surplus (deficit)	428	407	562	205

The following table provides details of the net cost of defined benefit plans reported in the income statement in 2009 and 2008.

Net cost of benefit	TFR		Other plans	
	2009 (€/000)	2008 (€/000)	2009 (€/000)	2008 (€/000)
Cost for current work provided	221	73	54	109
Financial charges	389	407	23	157
Expected income on plan assets	–	–	–	(144)
Net actuarial (gains)/losses	85	276	(24)	21
Effect of curtailment	–	–	–	167
	695	**756**	**53**	**310**

The following table reports changes in the present value of defined benefit obligations in 2009 and 2008.

Changes in present value of obligations	TFR		Other plans	
	31 December 2009 (€/000)	31 December 2008 (€/000)	31 December 2009 (€/000)	31 December 2008 (€/000)
Present value at 1 January	10,378	11,565	3,561	3,336
Cost of current work provided	221	73	54	109
Benefits paid	(1,680)	(2,415)	253	(129)
Financial charges	389	407	23	157
Actuarial gains (losses)	85	276	(24)	21
Curtailment	–	–	–	167
Other changes	(30)	471	130	(100)
Present value al 31 December	**9,363**	**10,378**	**3,997**	**3,561**
Dedicated plan assets deducted directly from the obligation	–	–	(3,552)	(3,277)
TFR and other pension funds	**9,363**	**10,378**	**444**	**285**

The following table shows the changes in the fair value of dedicated assets in defined benefit plans in the last three years:

Dedicated plan assets	31 December 2009 (€/000)	31 December 2008 (€/000)	31 December 2007 (€/000)
Present value al 1 January	3,969	3,898	2,610
Expected return		144	96
Employer' contributions	149	160	336
Employee contributions	262	63	59
Benefits paid	119	(644)	(75)
Actuarial gains (losses)	–	7	–
Other changes	(75)	341	873
Present value al 31 December	**4,424**	**3,969**	**3,898**
Dedicated plan assets deducted directly from the obligation	(3,552)	(3,277)	(3,245)
Receivables from employee benefit funds	**872**	**692**	**653**

Obligations related to the plans described above are calculated on the basis of the following actuarial assumptions.

The rates relating to the costs of health benefits are not included in the assumptions used in determining the above obligations. Thus, any changes in these rates would not have any effect.

39. Reserves for risks and future liabilities

The table below indicates changes to this item during the period.

	Tax reserve (€/000)	Reserve for industrial restructuring (€/000)	Agent severance fund (€/000)	Other (€/000)	Total (€/000)
Balance at 31 December 2008	**3,298**	**2,401**	**1,114**	**2,240**	**9,053**
Change in basis of consolidation	–	16	–	905	921
Provisions	2,347	1,578	379	642	4,946
Amounts used	(2,527)	(295)	(262)	(1,600)	(4,683)
Exchange rate differences and other changes	285	15	(12)	137	425
Balance at 31 December 2009	**3,404**	**3,715**	**1,220**	**2,323**	**10,661**
of which, projected disbursement:					
within 1 year	2,269	3,715	–	934	6,918
after 1 year	1,135		1,220	1,390	3,745

The change in the basis of consolidation, of €921 thousand, mainly referred to Rare Breed Distilling, LLC, in relation to liabilities for making secure warehouses storing products undergoing the ageing process.

The tax reserve, which stood at €3,404 thousand at 31 December 2009, mainly covers probable tax liabilities that could arise for the Parent Company and Campari Italia S.p.A. as a result of the tax inspection in 2006 and 2007 in respect of the tax years of 2003, 2004 and 2005.

In December 2009, notices of tax inspections relating to 2004 were sent to Campari Italia S.p.A.

As a result, in February 2010 the company presented an application for entering into an agreement with the tax authority (a procedure aimed at avoiding disputes).

Provisions for the year of €2,347 thousand relate to Campari do Brasil Ltda. in respect of tax issues arising prior to the Group's acquisition of the company.

This sum will be reimbursed by the vendor and therefore has no impact on the income statement.

The reserve for industrial restructuring, which amounted to €3,715 thousand, relates to liabilities recorded following the termination of production at the Sulmona plant in 2007 (€2,370 thousand), based on the special agreement with the trade unions regarding the programme of alternative measures and support for employees.

The procedure that led to the creation of this reserve will be abolished in 2010, and the remaining amount fully used.

The provisions of €1,578 thousand relate to the Parent Company and Campari Italia S.p.A. €363 thousand for the estimated costs of a redundancy agreement signed in April, while €563 thousand related to the closure of Qingdao Sella & Mosca Winery Co. Ltd.

Lastly, provisions of €570 thousand were made for the removal of various positions within the Group.

The agent severance fund covers the estimate of the probable liability to be incurred for disbursing the additional compensation due to agents at the end of the relationship.

This amount was discounted using an appropriate rate.

At 31 December 2009, the other reserves item includes the estimated liability for miscellaneous lawsuits and staff settlements.

It also includes, with regard to Campari Italia S.p.A., the costs deriving from existing agreements with agents, the amount of which is defined based on transactions completed in the first few months of 2010, and adjustments to sales for deferred discounts, price differences and returns on sales invoiced in 2009, for which it was not possible to determine reliably and objectively the amount and existence at the reporting date.

Note that at 31 December 2008, the company was in dispute with the Brazilian tax authorities, which have contested the classification of products sold by Campari do Brasil Ltda. for production tax (IPI) purposes.

At 31 December 2009, the increase in taxes and penalties stood at BRL 120.8 million (€48.1 million).

The company has contested this claim in full, appointing local advisors. Based on the opinions expressed by the advisors, it is deemed unnecessary at present to establish a special provision.

As a result, no provisions were made for this item in the accounts for the year ending 31 December 2009.

In addition, following a tax assessment of the Parent Company relating to the 2005 tax year, a report was issued claiming that the company owed additional IRES of €2.7 million and IRAP of €0.4 million.

The Parent Company is contesting these findings.

No provisions have been made for these tax risks based on current assumptions.

40. Trade payables and other current liabilities

	31 December 2009 (€/000)	31 December 2008 (€/000)
Trade payables to external suppliers	179,074	150,697
Trade payables to affiliates	8	1,012
Payables to suppliers	**179,082**	**151,709**
Staff	21,276	16,682
Agents	3,784	4,908
Deferred income	4,858	4,900
Deferred realised capital gains	929	2,548
Unconfirmed contributions received	3,807	2,443
Other	8,000	9,247
Other current liabilities	**42,655**	**40,727**

The change in the basis of consolidation relating to trade payables was €9,578 thousand, while other liabilities totalled €2,069 thousand.

The payable for unconfirmed contributions received relates to advances collected by Sella & Mosca S.p.A. for grants received by AGEA (Agriculture Assistance Agency) in relation to vineyards in the pre-production phase.

These contributions will be confirmed only after the equipment has been tested, and will then be reported in the income statement based on the useful life of the equipment.

A breakdown of these payments is given in the following paragraph.

The table below sets out the maturities for trade payables and other current liabilities, such as amounts due to agents and the other item in the above table.

31 December 2009	Payables to suppliers (€/000)	Other payables to third parties (€/000)	Total (€/000)
On demand	28,634	1,764	30,398
Within 1 year	149,324	10,021	159,344
Due in 1 to 2 years	1,124	–	1,124
Due in 3 to 5 years	–	–	–
Due in more than 5 years	–	–	–
Total payables broken down by maturity	179,082	11,785	190,867
Payables not significant for breakdown by maturity	–	30,870	30,870
Total	**179,082**	**42,655**	**221,737**

31 December 2008	Payables to suppliers (€/000)	Other payables to third parties (€/000)	Total (€/000)
On demand	28,060	1,207	29,267
Within 1 year	122,643	12,409	135,052
Due in 1 to 2 years	1,007	538	1,545
Due in 3 to 5 years	–	–	–
Due in more than 5 years	–	–	–
Total payables broken down by maturity	151,709	14,154	165,864
Payables not significant for breakdown by maturity	–	26,573	26,573
Total	**151,709**	**40,727**	**192,436**

41. Capital grants

The following table provides details of changes in deferred income related to capital grants between one financial year and the next.

In some cases grants have not yet been confirmed; in these instances a liability must be recorded against the grant received. Once the grants are confirmed, they are classified as deferred income and are reported in the income statement based on the useful life of the items concerned.

In the interests of clarity, the table below illustrates changes in both payables and deferred income.

Funds received during the year relate to Sella & Mosca S.p.A. in respect of the AGEA (Agriculture Assistance Agency) plan for vineyards in the pre-production phase in Sardinia.

31 December 2009	Payables to tax authorities (€/000)	Deferred income (€/000)
Balance at 1 January 2009	2,443	3,772
Proceeds received in the period	1,775	
Grants certain to be received	(389)	389
Amounts posted to the income statement	(22)	(370)
Other changes		52
Balance at 31 December 2009	**3,807**	**3,843**

31 December 2008	Payables to tax authorities (€/000)	Deferred income (€/000)
Balance at 1 January 2008	1,011	3,797
Proceeds received in the period	1,909	
Grants certain to be received	(337)	337
Amounts posted to the income statement	(285)	(362)
Other changes	145	
Balance at 31 December 2008	**2,443**	**3,772**

42. Payables to tax authorities

This item breaks down as follows:

	31 December 2009 (€/000)	31 December 2008 (€/000)
Income taxes	11,245	8,056
Payables to main shareholder for tax consolidation	22,441	16,464
Payables to main shareholder for Group VAT scheme	6,406	5,552
VAT	10,126	6,069
Tax on alcohol production	22,511	20,689
Withholding and other taxes	3,080	2,436
	75,809	**59,266**

These payables are all due within 12 months.

Corporate income tax payable is shown net of advance payments and taxes withheld at source.

Payables to the main shareholder for tax consolidation at 31 December 2009 relate to income tax payables due to Fincorus S.p.A. from the Italian subsidiaries of Davide Campari-Milano S.p.A.

At 31 December 2009 the Group had a net payable of €22,191 thousand, including €188 thousand recorded under non-current assets.

These receivables from/payables to the main shareholder for tax consolidation purposes are non-interest bearing (for more details see note 47 – Related parties).

43. Stock option plan

Pursuant to Consob resolution 11971 of 14 May 1999 as amended, and Consob communication 11508 of 15 February 2000, the following information is provided on the stock option plan (the "Plan") approved by the

Board of Directors of Davide Campari-Milano S.p.A. on 15 May 2001, which incorporated the framework plan for the general regulation of stock options for the Campari Group, approved by the shareholders' meeting on 2 May 2001.

The purpose of the plan is to offer beneficiaries who occupy key positions in the Group the opportunity of owning shares in Davide Campari-Milano S.p.A., thereby aligning their interests with those of other shareholders and fostering loyalty, in the context of the strategic goals to be achieved.

The recipients are employees, directors and/or individuals who regularly do work for one or more Group companies, who have been identified by the Board of Directors of Davide Campari-Milan S.p.A., and who, on the plan approval date and until the date that the options are exercised, have worked as employees and/or directors and/or in any other capacity at one or more Group companies without interruption.

The regulations for the Plan do not provide for loans or other incentives for share subscriptions pursuant to article 2358, paragraph 3 of the Italian civil code.

The Board of Directors of Davide Campari-Milano S.p.A. has the right to draft regulations, select beneficiaries and determine the share quantities and values for the execution of stock option plans. In addition, Davide Campari-Milano S.p.A. reserves the right, at its sole discretion, to modify the Plan and regulations as necessary or appropriate to reflect revisions of laws in force, or for other objective reasons that would warrant such modification.

The first allocation of options was made in July 2001, and these options were exercised in full on the plan's expiry in July 2006.

Subsequently, further options were allocated each year, governed by the framework plan approved by the shareholders' meeting on 2 May 2001.

The exercise dates originally set differed in each allocation and provided windows in which options could be exercised.

In 2009, the Board of Directors of the Parent Company approved a change in the exercise period, making it possible for options to be exercised in part, on any trading day in the exercise period set for each plan.

For the 2004 plans, for which the exercise period was extended, note that this resulted in an increase in the fair value of the stock options, with an impact of €721 thousand on the income statement for the year.

In 2009, further stock option allocations were approved, which may be exercised between November 2014 and December 2016.

The number of options granted for the purchase of further shares was 1,162,401, with the average allocation price at €5.98, equivalent to the weighted average market price in the month preceding the day on which the options were granted.

The following table shows changes in stock option plans during the periods concerned.

	31 December 2009		31 December 2008	
	No. of shares	Average allocation/ exercise price (€)	No. of shares	Average allocation/ exercise price (€)
Options outstanding at start of year	18,250,940	5.89	11,047,120	5.38
Options granted during the year	1,162,401	7.06	7,703,905	5.69
(Options cancelled during the year)	(181,835)	5.97	(500,085)	7.39
(Options exercised during the year) (*)	(1,685,627)	4.10		
(Options expiring during the year)				
Options outstanding at end of period	17,545,879	5.67	18,250,940	5.89
of which: exercisable at end of period	3,408,763	4.28		

(*) The average market price on the exercise date was € 6.99.

The average remaining life of outstanding options at 31 December 2009 was four years (3.4 years at 31 December 2008).

The average exercise price for the options allocated in each year is as follows:

	Average exercise price (€)
Allocations: 2004	3.99
Allocations: 2005	6.20
Allocations: 2006	7.66
Allocations: 2007	7.74
Allocations: 2008	5.69
Allocations: 2009	5.98

The average fair value of options granted during the year was €1.86 (€1.08 in 2008).

The fair value of stock options is represented by the value of the option determined by applying the Black-Scholes model, which takes into account the conditions for exercising the option, as well as the current share price, expected volatility and the risk-free rate.

Volatility was estimated with the help of data supplied by a market information provider together with a leading bank, and corresponds to the estimate of volatility recorded in the period covered by the plan.

The following assumptions were used for the fair value valuation of options issued in 2009 and 2008:

	2009	2008
Expected dividends (€)	0.11	0.11
Expected volatility (%)	26%	19%
Historical volatility (%)	26%	23%
Market interest rate	2.80%	3.50%
Expected option life (years)	4.02	6.04
Exercise price (€)	**5.98**	**5.69**

Davide Campari-Milano S.p.A. has a number of own shares that can be used to cover stock option plans.

The following table shows changes in the number of own shares held during the comparison periods.

	Number of own shares		Purchase price (€)	
	2009	2008	2009	2008
Balance at 1 January	**1,940,747**	**1,044,454**	**11,519,923**	**7,009,748**
Purchases	2,199,000	896,293	13,373,833	4,510,175
Sales	(1,685,627)		(10,392,118)	
Balance at 31 December	**2,454,120**	**1,940,747**	**14,501,638**	**11,519,923**
% of share capital	0.85%	0.67%		

In relation to the sales of own shares in the year, which are shown in the above table at the original purchase price, the Parent Company recorded a loss of €3,464 thousand.

44. Financial instruments – disclosures

The value of individual categories of financial assets and liabilities held by the Group is shown below.

31 December 2009	Loans and receivables (€/000)	Financial liabilities at amortised cost (€/000)	Hedging transactions (€/000)
Cash and cash equivalents	129,636		
Short-term financial receivables	3,664		
Non-current financial assets	159,463		
Trade receivables	236,166		
Other receivables	24,333		
Payables to banks		(18,169)	
Real estate lease payables		(9,623)	
Bonds		(549,996)	
Private placement		(262,228)	
Accrued interest on bond issues		(11,528)	
Other current liabilities		(1,080)	
Put option charges		(16,931)	
Trade payables		(179,082)	
Other payables		(42,655)	
Current assets for hedging derivatives			2,992
Non-current assets for hedging derivatives			(55,338)
Current liabilities for hedging derivatives			(1,668)
Total	**553,261**	**(1,091,292)**	**(54,014)**

31 December 2008	Loans and receivables (€/000)	Financial liabilities at amortised cost (€/000)	Hedging derivatives (€/000)
Cash and cash equivalents	172,558		
Short-term financial receivables	4,093		
Other medium/long-term financial receivables	4,573		
Trade receivables	271,598		
Other receivables	32,430		
Payables to banks		(108,340)	
Property lease payables		(13,928)	
Bonds		(221,564)	
Private placements		(104,150)	
Accrued interest on bonds		(7,475)	
Other financial liabilities		(1,265)	
Payables for put options		(26,562)	
Trade payables		(151,709)	
Other payables		(40,727)	
Medium/long-term liabilities for hedging derivatives			(20,516)
Short-term liabilities for hedging derivatives			(3,002)
Total	**485,253**	**(675,720)**	**(23,518)**

Fair value of financial assets and liabilities

For each category of financial assets and liabilities, a comparison between the fair value of the category and the corresponding carrying value is shown below.

The method used for determining fair value was as follows:

- for financial assets and liabilities that are liquid or nearing maturity, it is assumed that the carrying value equates to fair value; this assumption also applies to term deposits, securities that can be readily converted to cash and variable-rate financial instruments;
- for the valuation of hedging instruments at fair value, the company used valuation models based on market parameters;
- the fair value of non-current financial payables was obtained by discounting all future cash flows at the rates in effect at the end of the year.

For commercial items and other receivables and payables, fair value corresponds to the carrying value; these are not reported in the table below.

	Carrying value		Fair value	
	31 December 2009 (€/000)	31 December 2008 (€/000)	31 December 2009 (€/000)	31 December 2008 (€/000)
Cash and cash equivalents	129,636	172,558	129,636	172,558
Accrued interest rate swap on bonds	1,153	–	1,153	–
Non-current assets for hedging derivatives	1,839	–	1,839	–
Other short-term financial receivables	3,664	4,093	3,664	4,093
Interest on private placement				
Other non-current assets	159,463	4,573	159,463	4,573
Financial investments	**295,754**	**181,224**	**295,754**	**181,224**
Payables to banks	18,169	108,340	18,169	108,340
Real estate lease payables	9,623	13,928	9,623	12,931
Bonds	549,996	221,564	534,934	214,640
Private placement	262,228	104,150	287,937	97,888
Accrued interest on bonds	11,528	7,475	11,528	7,475
Derivatives on bond issues	55,338	20,516	55,338	20,516
Financial liabilities on hedging contracts	1,668	3,002	1,668	3,002
Other debt	1,080	1,265	1,080	1,265
Payables for put option and earn-out	16,931	26,562	16,931	26,562
Financial liabilities	**926,561**	**506,802**	**937,208**	**492,619**
Net financial assets (liabilities)	**(630,805)**	**(325,578)**	**(641,453)**	**(311,395)**

Fair value – hierarchy

The Group enters into derivatives contracts with a number of top-rated banks.

Derivatives are valued using techniques based on market data, and largely consist of interest rate swaps and forward sales/purchases of foreign currencies.

The most commonly-applied valuation methods include the forward pricing and swap models, which use present value calculations.

The models incorporate various inputs, including the credit rating of the counterparty, market volatility, spot and forward exchange rates and current and forward interest rates.

The table below details the hierarchy of financial instruments valued at fair value, based on the valuation methods used:

- level 1: the valuation methods use prices listed on an active market for the assets and liabilities subject to valuation;
- level 2: the valuation methods take into account various inputs from previous prices, but that can be observed on the market directly or indirectly;
- level 3: the method use inputs that are not based on observable market data.

	31 December 2009	Level 1 (€/000)	Level 2 (€/000)	Level 3 (€/000)
Assets valued at fair value				
Accrued swap interest on bonds	1,153		1,153	
Forward foreign exchange contracts	1,838		1,838	
Liabilities valued at fair value				
Interest rate and currency swap on US$ bond issue	51,935		51,935	
Interest rate swap on Eurobond issue	3,403		3,403	
Forward foreign exchange contracts	1,668		1,668	

Hedging transactions

The Group currently holds various derivative instruments to hedge both the fair value of underlying instruments and cash flows.

The table below shows the fair value of these derivative instruments, recorded as assets or liabilities, and their notional values.

	31 December 2009		31 December 2008	
	Assets (€/000)	Liabilities (€/000)	Assets (€/000)	Liabilities (€/000)
Interest rate and currency swap on US$ bond issue	–	(53,819)	–	(32,194)
Interest rate swap on Eurobond issue	–	(3,403)	–	–
Accrued swap interest on bonds	1,153	–	–	(1,879)
Forward foreign exchange contracts	1,838	(1,652)	–	(98)
Hedging derivatives at fair value	**2,991**	**(58,874)**	**–**	**(34,171)**
Interest rate swap on US$ bond issue	–	1,884	–	11,678
Forward foreign exchange contracts for future transactions	–	(16)	–	(1,025)
Cash flow hedging derivatives	**–**	**1,868**	**–**	**10,653**
Total derivatives	**2,991**	**(57,006)**	**–**	**(23,518)**

Fair value hedging

The Group has in place the following contracts that meet the definition of hedging instruments based on IAS 39.

• *Cross currency swap on Parent Company bond issued in 2003 (US$)*

At the reporting date, the Group held a cross currency swap totalling a notional US$ 300 million on the Parent Company's bond issue denominated in US dollars.

This instrument has the same maturity as the underlying liability.

The derivative is valued at fair value and any changes are reported through profit or loss; having established the effectiveness of the hedging transactions, the gain or loss on the hedged item attributable to the hedged risk is used to adjust the carrying value of the underlying liability and is immediately reported through profit or loss.

At 31 December 2009, the Parent Company's cross currency swap had a negative fair value of €53,819 thousand, reported under non-current financial liabilities.

The change in the fair value of these instruments reported in the income statement in 2009 was negative to the tune of €13,808 thousand.

The gain recorded on the hedged item was €14,358 thousand.

• *Interest rate swap on Parent Company bond issued in 2009 (Eurobond)*

The hedging instrument taken out during the year involves the payment of a variable rate (6-month Euribor + 210 basis points) on underlying debt of €250 million.

The valuation of this instrument at 31 December 2009 represented a liability of €3,403 thousand; the changes reported on the income statement refer to changes in the fair value of the swap (a loss of €3,403 thousand) and the related change in the underlying debt (a gain of €2,560,247)

• *Foreign currency hedges*

At 31 December 2009, Campari International S.A.M. held forward contracts on receivables and payables in currencies other than the euro in its accounts.

The contracts were negotiated to match maturities with projected incoming and outgoing cash flows resulting from sales and purchases in individual currencies.

The valuation of these contracts at the reporting date gave rise to the reporting of assets of € 1,838 thousand and liabilities of € 1,652 thousand.

Gains and losses on the hedged and hedging instruments used in all of the Group's fair value hedges, i.e. the Parent Company's cross currency swap and interest rate swap and the hedging of payables/receivables in foreign currency, are summarised below.

	31 December 2009 (€/000)	31 December 2008 (€/000)
Gains on hedging instruments	905	34,041
Losses on hedging instruments	(18,167)	(344)
Total gains (losses) on hedging instruments	**(17,262)**	**33,697**
Gains on hedged items	16,919	373
Losses on hedged items	(27)	(33,708)
Total gains (losses) on hedged items	**16,892**	**(33,335)**

Cash flow hedging

The Group uses the following contracts to hedge its cash flows.

- *Interest rate swap on Parent Company bond issued in 2003 (US$)*

The group has put in place various interest rate swaps involving the payment of an average fixed rate of 4.25% (rates from 4.03% to 4.37%) on total underlyings of US$ 50 million (maturing in 2015) and US$ 150 million (maturing in 2018).

Since these hedging transactions met the requirements for effectiveness, an appropriate shareholders' equity reserve was recorded for a gross value of €1,884 thousand.

As required by IAS 39, the cash flow hedge reserve for these contracts will be released to the income statement at the same maturity dates as the cash flows related to the liability.

During the period, an unrealised gain of €16,731 thousand was posted to the reserve, together with the corresponding deferred tax effect of €4,601 thousand.

Moreover, the realisation of the hedged cash flows generated the release of the cash flow hedge reserve, which had a positive impact on the income statement for the period of €878 thousand.

- *Interest rate swap on Parent Company bond issued in 2009 (Eurobond)*

Shortly after its bond issue, the Parent Company entered into an interest rate hedging agreement.

On the date the bond was listed, due to the changes in interest rate trends, this agreement resulted in a financial outlay of €2,998 thousand, recorded under shareholders' equity.

This reserve will be released to the income statement with the cash flows generated by the underlying debt.

In 2009 the reserve was released to the income statement, resulting in a loss of €76 thousand.

- *Hedging of future purchases and sales of foreign currencies*

At 31 December 2009, the Group held forward currency contracts, designated as hedging instruments, on expected future sales and purchases based on its own 2010 estimates. These transactions are highly probable.

Contracts were negotiated to match maturities with projected incoming and outgoing cash flows resulting from sales and purchases in individual currencies.

The hedging instruments in place have a nominal value of US$ 8.6 million, JPY 708.7 million, CAD 0.5 million and GBP 1.7 million.

These hedging transactions met the requirements for effectiveness, and an unrealised gain of €16 thousand was suspended in shareholders' equity reserves, net of the related deferred tax effect.

All cash flows concerned will materialise in 2010.

The following table shows, at 31 December 2009, when the Group expects to receive the hedged cash flows.

The breakdown includes the cash flows arising from the Parent Company's interest rate swap involving the fixed rate interest payments on the bond issued in 2003 (in US$).

These cash flows only concern interest and have not been discounted.

The breakdown also shows the cash flows arising from forward foreign exchange contracts in respect of future currency sales/purchases.

31 December 2009	within 1 year (€/000)	1-5 years (€/000)	after 5 years (€/000)	total (€/000)
Cash outflows	25,131	44,465	38,983	108,579
Cash inflows	23,713	38,362	33,695	95,770
Net cash flows	(1,419)	(6,103)	(5,288)	(12,810)

31 December 2008	within 1 year (€/000)	1-5 years (€/000)	after 5 years (€/000)	total (€/000)
Cash outflows	5,543	22,171	22,232	49,946

The overall changes in the cash flow hedge reserve and the associated deferred taxes are shown below.

31 December 2009	Gross amount (€/000)	Tax effect (€/000)	Net amount (€/000)
Opening balance at 1 January 2009	18,448	(5,434)	13,014
Recognised in profit and loss during the period	243	314	557
Recognised in equity during the period	(19,745)	–1	(19,746)
Reported in deferred taxes	–	5,404	5,404
Amount allocated to reserves at 31 December 2009	**(1,054)**	**283**	**(771)**

31 December 2008	Gross amount (€/000)	Tax effect (€/000)	Net amount (€/000)
Opening balance at 1 January 2008	14,749	(3,876)	10,873
Recognised in profit and loss during the period	(1,747)	61	(1,686)
Recognised in equity during the period	5,446	(1,858)	3,588
Reclassified as retained profit		239	239
Amount allocated to reserves at 31 December 2008	**18,448**	**(5,434)**	**13,014**

45. Nature and scale of the risks arising from financial instruments

The Group's main financial instruments include current accounts, short-term deposits, short and long-term bank loans, finance leases and bonds.

The purpose of these is to finance the Group's operating activities.

In addition, the Group has trade receivables and payables resulting from its operations.

The main financial risks to which the Group is exposed are market (currency and interest rate risk), credit and liquidity risk. These risks are described below, together with an explanation of how they are managed.

To cover these risks, the Group makes use of derivatives, primarily interest rate swaps, cross currency swaps and forward contracts, to hedge interest rate and exchange rate risks.

Credit risk

With regard to trade transactions, the Group works with medium-sized and large customers (mass retailers, domestic and international distributors) on which credit checks are performed in advance.

The trade conditions initially granted are particularly stringent.

Each company carried out an assessment and control procedure for its customer portfolio, partly by constantly monitoring amounts received. In the event of excessive or repeated delays, supplies are suspended.

As a result, historical losses on receivables represent a very low percentage of revenues and do not require special coverage and/or insurance.

The maximum risk at the reporting date is equivalent to the carrying value of trade receivables recorded under financial assets.

Financial transactions are carried out with leading domestic and international institutions with a high credit rating. The risk of insolvency is therefore deemed to be insignificant.

The maximum risk at the reporting date is equivalent to the carrying value of these assets.

Liquidity risk

The Group's ability to generate substantial cash flow through its operations allows it to reduce liquidity risk to a minimum. This risk is defined as the difficulty of raising funds to cover the payment of the Group's financial obligations.

The table below summarises financial liabilities at 31 December 2009 by maturity based on the contractual repayment obligations, including non-discounted interest.

For details of trade payables and other liabilities, see note 40 (Trade payables and other current liabilities).

31 December 2009	On demand (€/000)	Within 1 (€/000)	From 1 to 2 years (€/000)	From 3 to 5 years (€/000)	After 5 years (€/000)	Total (€/000)
Payables to banks and loans	–	17,274	700	1,651	420	20,045
Bonds	–	24,325	26,715	87,289	635,153	773,481
Liabilities for derivatives on bonds	–	(317)	301	3,568	54,067	57,619
Private placements	–	24,390	24,032	144,061	181,036	373,519
Property leases	–	3,494	3,494	3,036	–	10,024
Other financial payables	–	196	196	588	196	1,176
Total financial liabilities	**–**	**69,361**	**55,438**	**240,193**	**870,871**	**1,235,863**

31 December 2008	On demand (€/000)	Within 1 year (€/000)	Due in 1 to 2 years (€/000)	Due in 3 to 5 years (€/000)	Due in more than 5 years (€/000)	Total (€/000)
Payables and loans to banks	–	107,454	264	600	142	108,460
Bonds	–	9,765	9,765	29,295	250,172	298,998
Derivatives on bond issues	–	(629)	(1,721)	1,138	48,477	47,265
Private placement	–	14,904	11,578	91,566	–	118,048
Property leases	–	3,494	3,494	6,530	–	13,518
Other financial payables	–	196	196	588	393	1,373
Total financial liabilities	**–**	**135,183**	**23,575**	**129,718**	**299,185**	**587,661**

The Group's financial payables, with the exception of non-current payables with a fixed maturity, consist of short-term bank debt.

Thanks to its liquidity and management of cash flow from operations, the Group has sufficient resources to meet its financial commitments at maturity.

In addition, there are unused credit lines that could cover any liquidity requirements.

Market risks

• Interest rate risk

The Group is exposed to the risk of fluctuating interest rates in respect of its financial assets, short-term payables to banks and long-term lease agreements.

Fixed rates apply to long-term financial liabilities, certain loans obtained by Sella & Mosca S.p.A. and one of the Parent Company's minor loans.

The Redfire, Inc. private placement also pays interest at a fixed rate.

The Parent Company's bond issued in 2003 originally had a fixed interest rate in US dollars, but this became a variable rate in euro through a derivatives contract; a portion of the debt was subsequently transferred to a fixed rate in euro through an interest rate swap.

The Parent Company's bond issued in 2009 also paid a fixed-rate coupon, but a portion of this was later changed to a variable rate through an interest rate swap.

Overall, the portion of the Group's debt on which interest is paid at a fixed rate equates to around 60% of its total financial payables at 31 December 2009.

Sensitivity analysis

The following table shows the effects on the Group's income statement of a possible change in interest rates, if all other variables are constant.

A negative value in the table indicates a potential net reduction in profit and equity, while a positive value indicates a potential net increase in these items.

The assumptions used in terms of a potential change in rates are based on an analysis of the trend at the reporting date.

The table illustrates the full-year effects on the income statement in the event of a change in rates, calculated for the Group's variable-rate financial assets and liabilities.

As regards the fixed-rate financial liabilities hedged by interest rate swaps, the change in assets offsets the change in the underlying liability, with practically no effect on the income statement.

The net tax effects of the effects on the income statement are also included.

31 December 2009	Increase/decrease in interest rates in basis points	Income statement Increase in interest rates (€/000)	Decrease in interest rates (€/000)
Euro	+/– 10 basis points	–212	212
Dollar	+/– 10 basis points	21	–21
Other currencies	+/– 50 basis points on CHF Libor, +/– 50 basis points on GBP Libor, +/– 300 basis points on R$ Libor	867	–867
Total effect		676	–676

31 December 2008	Increase/decrease in interest rates in basis points	Income statement Decrease in interest rates (€/000)	Decrease in interest rates (€/000)
Euro	+ 260 basis points	72	–72
Dollar	+ 350 basis points	863	–863
Other currencies	+/– 170 basis points +/– 410 basis points on GBP Libor, +/– 230 basis points on R$ Libor	440	–440
Total effect		1,375	–1,375

• Exchange rate risk

The expansion of the Group's international business has resulted in an increase in sales on markets outside the eurozone, which accounted for 41.9% of the Group's net sales in 2009.

However, the establishment of Group entities in countries such as the United States, Brazil and Switzerland allows this risk to be partly hedged, given that both costs and income are denominated in the same currency. In the case of the US, moreover, some of the cash flows from operations are used to redeem the US dollar-denominated private placement taken out locally to cover the acquisitions of certain companies.

Therefore, exposure to foreign exchange transactions generated by sales and purchases in currencies other than the Group's functional currencies only represented around 8.1% of consolidated sales in 2009.

For these transactions, Group policy is to mitigate the risk by using forward sales or purchases.

In addition, the Parent Company has issued a bond in US currency, where the exchange rate risk has been hedged by a cross currency swap.

Sensitivity analysis

The following table shows the effects on the Group's income statement of a possible change in interest rates, if all other variables are constant.

This analysis does not include the effect on the consolidated accounts of the conversion of the financial statements of subsidiaries denominated in a foreign currency following a possible change in exchange rates.

A negative value in the table indicates a potential net reduction in profit and equity, while a positive value indicates a potential net increase in these items.

The assumptions adopted in terms of a potential change in rates are based on an analysis of forecasts provided by financial information agencies at the reporting date.

The effects on the income statement concern the change in fair value of monetary assets and liabilities held in a currency other than the functional currency.

The types of transaction included in this analysis are as follows: the Parent Company's bond issue, denominated in US dollars, and sales and purchase transactions in a currency other than the Group's functional currency.

The Parent Company's bond issue is hedged by cross currency swaps, while the other transactions are hedged by forward contracts; in both cases, therefore, a change in exchange rates would entail a corresponding change in the fair value of the hedging transaction and hedged item, but this would have no effect on the income statement.

The effects on shareholders' equity are determined by changes in fair value of the Parent Company's interest rate swap and forward contracts on future transactions, which are used as cash flow hedges.

The deferred net tax effects of the impact on the income statement described earlier are also included.

31 December 2009		Income statement		Shareholders' equity	
	% change in exchange rate	Increase in exchange rate (€/000)	Decrease in exchange rate (€/000)	Increase in exchange rate (€/000)	Decrease in exchange rate (€/000)
US dollar	+/– 9%	–	–	–189	587
Other currencies	+/– 8%	–	–	–267	666
Total effect	–	–	–	–455	1,253

31 December 2008		Income statement		Shareholders' equity	
	% change in exchange rate	Increase in exchange rate (€/000)	Decrease in exchange rate (€/000)	Increase in exchange rate (€/000)	Decrease in exchange rate (€/000)
US dollar	+/– 13%	–	–	–559	507
Other currencies	+/– 10%	–	–	–1,294	446
Total effect	–	–	–	–1,853	953

46. Commitments and risks

The main commitments and risks of the Campari Group on the closing date of the accounts are shown below.

Non-cancellable operating leases with the Campari Group as lessee

The following table shows the amounts owed by the Group, broken down by maturity, in future periods for leases on property.

Minimum future payments under operating leases	31 December 2009 (€/000)	31 December 2008 (€/000)
Under one year	3,611	3,510
One to five years	12,041	10,167
Over five years	1,791	
	17,442	**13,677**

The amount reported in the table refers to leases on cars, computers and other electronic equipment; it also includes the operating lease due in over five years for plant and machinery of CJSC Odessa Sparkling Wine Company.

Rental fees for buildings and offices are also included.

Non-cancellable finance leases with the Campari Group as lessee

The commitment in relation to the finance lease entered into by the Parent Company in 2003 for the property complex in Novi Ligure stipulates the following minimum future payments. The relationship between these and their present value is also reported.

At 31 December 2008 the finance lease of Sabia S.A., which was settled in 2009, was also included.

Finance leases	31 December 2009		31 December 2008	
	Minimum future payments (€/000)	Present value of future payments (€/000)	Minimum future payments (€/000)	Present value of future payments (€/000)
Under one year	3,494	3,277	3,703	3,382
One to five years	6,490	6,345	10,925	10,478
Over five years	–	–	–	–
Total minimum payments	9,984	9,622	14,627	13,860
Financial charges	(362)	–	(767)	–
Present value of minimum future payments	**9,622**	**9,622**	**13,860**	**13,860**

Existing contractual commitments for the purchase of properties, equipment and machinery

These commitments totalled € 2.1 million, and all expire within the year.

This item includes around € 1.7 million in respect of the Parent Company, mainly for the contract to build the new storage facility for finished products at Novi Ligure and for work on the premises for the Campari museum.

At 31 December 2008, the item included € 16 million relating to the construction work of the new headquarters for some of the Italian Group companies at Sesto San Giovanni.

Other commitments

The Group's other commitments for purchases of goods or services primarily consist of:

- purchases of raw materials relating to wine and grapes for the production of Cinzano still and sparkling wines; these multi-year contracts are entered into directly with the sellers pursuant to the Moscato d'Asti producers agreement;
- contractual agreements for the purchase of materials and advertising services;
- contractual agreements for the purchase of packaging, goods and maintenance materials and supplies, as well as services associated with the activities of the production units;
- commitments for rentals relate to the rental fees for occupying the former headquarters, which fall due in the first four months of the year;
- sponsorship contracts.

Restrictions on the title and ownership of properties, equipment and machinery pledged to secure liabilities

The Group has several existing loans, with a current balance of €517 thousand, secured by mortgages on land and buildings and liens on machinery and equipment for an original amount of €5.3 million.

Other guarantees

The Group has issued other forms of security in favour of third parties in the shape of customs bonds for excise taxes totalling €52.3 million at 31 December 2009 (€43.7 million at 31 December 2008).

47. Related parties

Davide Campari-Milano S.p.A., is controlled by Alicros S.p.A., which is controlled by Fincorus S.p.A.

Fincorus S.p.A., and Davide Campari-Milano S.p.A. and its Italian subsidiaries have adopted the national tax consolidation scheme governed by articles 117 *et seq* of the consolidated law on income tax (TUIR), for 2007, 2008 and 2009.

The tax receivables and payables of the individual Italian companies are therefore recorded as payables to the Parent Company's main shareholder, Fincorus S.p.A.

At 31 December 2009, the overall position of the Italian subsidiaries of Davide Campari-Milano S.p.A. and of the Parent Company itself in respect of Fincorus S.p.A. in relation to the tax consolidation scheme, is a net payable of €22,191 thousand, including receivables of €188 thousand reported under non-current assets.

The table below shows the net debit balance.

Moreover, Fincorus S.p.A., and Davide Campari-Milano S.p.A. and its Italian subsidiaries have joined the Group-wide VAT scheme for the three-year period 2008-2010, pursuant to article 73, paragraph 3 of Presidential Decree 633/72.

At 31 December 2009, the Parent Company and its Italian subsidiaries recorded a debit balance of €6,406 thousand due to Fincorus S.p.A.

The receivables and payables arising as a result of the tax consolidation scheme are non-interest bearing.

Dealings with related parties and joint ventures form part of ordinary operations and are carried out under market conditions (i.e. conditions that would apply between two independent parties) or using criteria that allow for the recovery of costs incurred and a return on invested capital.

All transactions with related parties were carried out in the Group's interest.

The amounts for the various categories of transaction entered into with related parties are set out below.

31 December 2009	Trade receivables (€/000)	Trade payables (€/000)	Receivables (payables) for tax consolidation (€/000)	Receivables (payables) for Group VAT scheme (€/000)	Other non-current tax receivables (€/000)	Other receivables (payables) (€/000)
International Marques V.O.F.	938	(8)	–	–	–	–
Focus Brands Trading Ltd	672	–	–	–	–	–
Fincorus S.p.A	–	–	(22,379)	(6,406)	188	(41)
	1,609	**(8)**	**(22,379)**	**(6,406)**	**188**	**(41)**
% of related balance sheet item	1%	0%	34%	10%	1%	0%

31 December 2008	Trade receivables (€/000)	Trade payables (€/000)	Receivables (payables) for tax consolidation (€/000)	Receivables (payables) for Group VAT scheme (€/000)	Other non-current tax receivables (€/000)	Other receivables (payables) (€/000)
Fior Brands Ltd.	1,144	–	16	–	–	–
International Marques V.O.F.	1,483	(252)	–	–	–	–
M.C.S. S.p.r.l.	2,565	(697)	621	–	–	14
Summa S.L.	–	(63)	–	–	–	–
Fincorus S.p.A.	–	–	–	(14,928)	(5,552)	–
	5,192	**(1,012)**	**636**	**(14,928)**	**(5,552)**	**14**
Balance sheet percentage of related item	2%	1%	16%	28%	11%	0%

31 December 2009	Sale of merchandise (€/000)	Trade allowances (€/000)	Other income and charges (€/000)	Financial income (€/000)	Profit (loss) of joint ventures (€/000)
Alicros S.r.l.			122	–	–
International Marques V.O.F.	3,108	(963)	1	–	(36)
M.C.S. S.c.a.r.l.	3,069	(925)	13	6	(267)
Focus Brands Trading (India) Private Ltd.	585	(180)	6	–	(493)
	6,762	**(2,069)**	**143**	**6**	**(796)**

31 December 2008	Sale of merchandise (€/000)	Trade allowances (€/000)	Other income and charges (€/000)	Proventi finanziari (€/000)	Results of joint ventures (€/000)
Fior Brands Ltd.	–	–	232	–	–
International Marques V.O.F.	3,813	(1,636)	46	–	65
M.C.S. S.c.a.r.l.	8,370	(1,516)	36	19	177
Summa S.L.	740	(918)	(1,585)	–	(12)
	12,922	**(4,070)**	**(1,270)**	**19**	**230**

Items relating to M.C.S. S.c.a.r.l. refer to the first three months of 2009.

On 10 April 2009, the Group acquired the remaining 50% of the joint venture, and the company has therefore been fully consolidated from that date.

Remuneration paid to the Parent Company's directors who held management positions in the Group with strategic responsibility was as follows:

	31 December 2009 (€/000)	31 December 2008 (€/000)
Short-term benefits	4,122	4,032
Defined contribution benefits	42	42
Stock options	1,292	1,026
	5,456	**5,100**

48. Employees

The following tables indicate the average number of employees at the Group, broken down by business sector, category and region.

Business sector	31 December 2009	31 December 2008
Production	957	673
Sales and distribution	827	654
General	392	319
Total	**2,176**	**1,646**

Category	31 December 2009	31 December 2008
Managers	124	109
Office staff	1,128	974
Manual workers	925	564
Total	**2,176**	**1,646**

Region	31 December 2009	31 December 2008
Italy	832	837
Abroad	1,344	809
Total	**2,176**	**1,646**

49. Events taking place after the end of the year

Capital increase – bonus share issue

The Board of Directors approved the Parent Company's draft financial statements on 30 March 2010 and was asked to vote on a proposal to proceed with a bonus share issue to be carried out via the issue of 29,040,000 shares with a nominal value of €0.10 each, to be provided free of charge to shareholders in the ratio of one new share for each share held, through the use of retained earnings.

Following the bonus issue, the fully paid-up share capital would total €58,080,000, comprising 58,080,000 ordinary shares.

Sesto San Giovanni (MI), Tuesday 30 March 2010

Chairman of the Board of Directors
Luca Garavoglia

Certification of the consolidated financial statements pursuant to article 81-ter of Consob Regulation 11971 of 14 May 1999

1. We the undersigned, Robert Kunze-Concewitz and Stefano Saccardi, Managing Directors of Davide Campari-Milano S.p.A., and Paolo Marchesini, Managing Director and Director responsible for preparing the accounting documents of Davide Campari-Milano S.p.A., hereby certify, taking into account the provisions of article 154-*bis*, paragraphs 3 and 4 of Legislative Decree 58 of 24 February 1998:

- the appropriateness, in relation to the nature of the business, and
- the effective application

of the administrative and accounting procedures used to prepare the consolidated financial statements in 2009.

2. We also certify that the consolidated financial statements for the year ending 31 December 2009:

a) were prepared in accordance with the International Financial Reporting Standards adopted by the European Commission pursuant to Regulation (EC) 1606/2002 of the European Parliament and of the Council of 19 July 2002;

b) accurately represent the figures contained in the accounting records;

c) present a true and fair view of the assets, operations and earnings of the issuer and of the companies included in the basis of consolidation.

2.2 The report on operations includes a reliable analysis of the performance, operating results and financial position of the issuer and of the companies included in the basis of consolidation, together with a description of the main risks and uncertainties to which the Group is exposed.

Sesto San Giovanni (MI), Tuesday 30 March 2010

Managing Director
Robert Kunze-Concewitz

Managing Director
and Director responsible
for preparing the company's accounting statements
Paolo Marchesini

Managing Director
Stefano Saccardi


ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

Independent auditors' report
pursuant to art. 156 of Legislative Decree n. 58 of February 24, 1998
(Translation from the original Italian text)

To the Shareholders
of Davide Campari-Milano S.p.A.

1. We have audited the consolidated financial statements of Davide Campari-Milano S.p.A. and its subsidiaries, (the "Campari Group") as of and for the year ended December 31, 2009, comprising the statement of financial position, the statement of income, the statement of comprehensive income, the statement of changes in equity, the statement of cash flows and the related explanatory notes. The preparation of these financial statements in compliance with International Financial Reporting Standards as adopted by the European Union and with art. 9 of Legislative Decree n. 38/2005 is the responsibility of the Davide Campari-Milano S.p.A.' s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures, we planned and performed our audit to obtain the information necessary to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   The consolidated financial statements of the prior year are presented for comparative purposes. As reported in the explanatory notes, management has restated certain comparative data related to the prior year with respect to the data previously presented, on which we issued our auditor's report dated April 10, 2009. We have examined the methods adopted to restate the comparative financial data and the information presented in the explanatory notes in this respect, for the purpose of our opinion as of and for the year ended December 31, 2010.

3. In our opinion, the consolidated financial statements of the Campari Group at December 31, 2009 have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with art. 9 of Legislative Decree n. 38/2005; accordingly, they present clearly and give a true and fair view of the financial position, the results of operations and the cash flows of the Campari Group for the year then ended.

4. The management of Davide Campari-Milano S.p.A. is responsible for the preparation of the Directors' report and the Corporate Governance report and published in the section "Investors" of the website of Davide Campari-Milano S.p.A. in accordance with the applicable laws and regulations. Our responsibility is to express an opinion on the consistency of the Report on Operations and the information reported in compliance with art. 123-bis of

Reconta Ernst & Young S.p.A.
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ERNST & YOUNG

Legislative Decree n. 58/1998, paragraph 1, letters c), d), f), l), m) and paragraph 2, letter b) in the Report on Corporate Governance and on the company's ownership structure, with the financial statements, as required by law. For this purpose, we have performed the procedures required under Auditing Standard 001 issued by the Italian Accounting Profession (CNDCEC) and recommended by CONSOB. In our opinion, the Report on Operations and the information reported in compliance with art. 123-bis of Legislative Decree n. 58/1998, paragraph 1, letters c), d), f), l), m) and paragraph 2), letter b) included in the Report on Corporate Governance and on the company's ownership structure, are consistent with the consolidated financial statements of the Campari Group as of December 31, 2009.

Milan, April 6, 2010

Reconta Ernst & Young S.p.A.
signed by: Alberto Romeo, Partner

DAVIDE CAMPARI MILANO S.p.A.

Registered office via Franco Sacchetti, 20 - 20099 Sesto San Giovanni (MI)

Share capital € 29,040,000

Tax Code - Companies Register No. 06672120158 - Business Administration Register (REA) No. 1112227

Report of the Board of Statutory Auditors on the consolidated accounts for the year ending 31 December 2009 pursuant to art. 41 of Legislative Decree 127 of 9 April 1991

To the shareholders of the Parent Company Davide Campari Milano S.p.A.

As part of our remit, we have audited the consolidated accounts of the Parent Company Davide Campari Milano S.p.A. for the year ending 31 December 2009, pursuant to article 41 of Legislative Decree 127/91. The consolidated accounts were prepared in accordance with international accounting standards (IAS / IFRS), pursuant to Legislative Decree 38 of 28 February 2005 implementing EC Regulation 1606 of 18 July 2002. In the year ending 31 December 2009, the Group recorded net profit of EUR 137,489,000 (including EUR 377,000 pertaining to minorities), assets worth EUR 2,378,435,000 and shareholders' equity of EUR 1,046,006,000 (including EUR 2,536,000 pertaining to minorities). Following the adoption of the IAS standards, memorandum accounts are not included, nor posted as payables to the balance sheet or classified individually as commitments; these are as shown in the accounts and accompanying documents submitted for your review.

A) Audit of the consolidated accounts

1. We conducted our audit in accordance with the standards for internal auditors provided by the Italian association of chartered accountants. In keeping with these

standards, we referred to the legislation governing consolidated accounts, interpreted and supplemented by accounting principles issued by the Italian association of chartered accountants and Consob recommendations where relevant, as well as IAS/IFRS accounting standards, pursuant to Legislative Decree 38 of 28 February 2005 implementing EC Regulation 1606 of 18 July 2002, in accordance with the interpretation provided by the Italian Accounting Body (OIC);

2. The legal audits of the Italian subsidiaries' accounts were conducted by their respective boards of statutory auditors, while the accounting audit was carried out by the external auditor, Reconta Ernst & Young S.p.A, in its capacity as principal auditor.

   We have not audited the accounts of the subsidiaries directly as this task was beyond our remit, and therefore our opinion applies solely to the consolidated accounts;

3. We have examined the basis of consolidation and have noted that all subsidiaries are fully consolidated and that joint ventures and affiliated companies have been valued at equity.

   The changes in the basis of consolidation versus the previous year are discussed in detail in the notes to the accounts. These changes are the consequence of new acquisitions or the formation of new companies, whereas two companies in liquidation for which the liquidation process was completed during the year are no longer included in the basis of consolidation;

4. The following companies, in which the Group owns a minority stake, were consolidated using the equity method: FIOR BRAND Ltd (in liquidation), International Margue V.o.f., and Focus Brands Trading (India) Private Ltd.

5. The consolidation principles adopted comply with the provisions of IAS 27. In particular:

- the basis of consolidation is defined based on the concept of financial control exercised directly or indirectly by the Parent Company and its Italian subsidiaries pursuant to IAS 27, and on the concept of significant influence;
- the reporting date for the consolidated accounts coincides with the end of the Parent Company's financial year (31 December 2009), and the accounts are based on the financial statements of the companies included in the basis of consolidation which have the same financial year;
- the assets and liabilities, and expenses and revenues for fully consolidated companies are included in full in the consolidated accounts; the book value of the equity investments is eliminated against the corresponding portion of the shareholders' equity of the subsidiaries (individual assets and liabilities are assigned the value given to them on the date control was acquired) and any differences are either recorded under the assets item "goodwill" if positive, or allocated to the income statement if negative;
- minority interests in shareholders' equity are reported under appropriate items in the accounts; these are determined on the basis of the present values assigned to assets and liabilities on the date control was assumed, excluding any related goodwill.

6. Reconta Ernst & Young, the company appointed to audit the consolidated accounts, has informed us that the auditors' report will be issued on time and that it will make no recommendations.
7. The documentation examined and the information obtained do not show any departure from the legislation governing consolidated accounts, as supplemented by the above-mentioned accounting principles and by the regulations governing the conduct of boards of statutory auditors.



8. The form and content of the notes to the accounts are in accordance with IAS 1. In particular:

- the consolidated accounts include the income statements and balance sheets of the Parent Company and the Italian and foreign companies over which the Parent Company exercises direct or indirect control, as defined in IAS 27 (Consolidated and Separate Financial Statements);
- the IAS/IFRS standards in force at the end of the accounting year were applied, as interpreted by the OIC;
- the use of the fair value method as provided for or allowed by IAS/IFRS is illustrated by the directors, as are the impairment tests undertaken, with the directors also reporting on any related effects;
- the formats stipulated by the relevant international accounting standards for the preparation of the balance sheet, income statement and notes to the accounts have been complied with. In particular, the income statement is classified by function, and the balance sheet shows current and non-current assets and liabilities separately;
- the notes to the accounts have been prepared in accordance with IAS 1; in addition, the list of consolidated companies and the consolidation methods applied comply with IAS 27, and the directors provide comprehensive information on the basis of consolidation and any changes thereto, as well as on the consolidation methods. They also provide comments on individual items, and, in the report on operations, on the most significant facts, including events taking place after the end of the period;
- these accounting criteria have been uniformly applied and were supported by impairment tests, and no extraordinary situations or cases arose requiring exceptions to be made. There were therefore no changes

compared to the previous year.

9. The new accounting standards applied to the consolidated accounts since last year are the following:

- ∞ Amendment to IAS 1: separate reporting of transactions relating to equity attributable to owners and that of third parties, with no effect on the case in question;
- ∞ Amendment to IAS 19: in relation to past service, with no effect on the case in question;
- ∞ Amendment to IAS 20: treatment of expenses relating to government grants or assistance, with no effect in the present case;
- ∞ Amendment to IAS 23: new treatment of borrowing costs for investments that are not immediately productive; applied during the period, but not retrospectively;
- ∞ Amendment to IAS 28: allocation of impairment of shareholdings valued at equity, with no effect on the case in question;
- ∞ Amendment to IAS 41: extension of the concept of agricultural activity, with no effect on the case in question;
- ∞ Amendment to IFRS 2: degree of certainty of events, or measurement conditions, with no effect on the case in question;
- ∞ Amendment to IFRS 7: different levels of disclosure regarding fair value measurement and liquidity of financial instruments; applied to the information provided in the notes;
- ∞ IFRS 8 (Operating Segments): replaces IAS 14 in the area of segment information, including in terms of steering performance analyses and therefore operational decisions.

10. The notes to the accounts provide information on the nature and function of the

new standards and the effects of their application on the consolidated accounts, and on any amendments to the standards and/or their future application from 31 December 2009 onwards.

11. In our opinion, the above-mentioned consolidated accounts give a true and fair view of the Davide Campari Milano S.p.A. Group's balance sheet and income statement at 31 December 2009, in accordance with legislation governing consolidated accounts, as referred to in point A) 1.

B) Review of the report on operations

1. We have reviewed the report on operations, which accompanies the consolidated financial statements, to verify that it complies with the minimum content required and that it is consistent with the consolidated accounts.

2. As a result of the review carried out, the Board of Statutory Auditors considers that the Group's report on operations is accurate and consistent with the consolidated financial statements.

Milan, 13 April 2010

The Chairman

Antonio Ortolani

Statutory Auditors

Alberto Lazzarini

Giuseppe Pajardi

DAVIDE CAMPARI-MILANO S.P.A.
FINANCIAL STATEMENTS FOR THE YEAR ENDING 31 DECEMBER 2009

FINANCIAL STATEMENTS

Income statement

	Note	31 December 2009 (€)	*of which: related parties* (€)	31 December 2008 (€)	*of which: related parties* (€)
Net sales	**7**	**308,984,737**	***303,110,885***	**310,331,263**	***303,864,001***
Cost of goods sold	8	(245,872,424)	*21,262,744*	(250,639,557)	*24,267,963*
Gross profit		**63,112,313**	**–**	**59,691,706**	–
Advertising and promotional costs		(1,931,571)	*5,934,382*	(5,846,287)	*4,653,676*
Contribution margin		**61,180,742**	**–**	**53,845,419**	**-**
Structure costs	9	(32,216,973)	*9,276,975*	(20,068,148)	*9,616,553*
of which: one-offs	*15*	*818,840*	–	*9,935,416*	*4,474,149*
EBIT		**28,963,769**	**–**	**33,777,271**	**-**
Financial income and charges	16	(30,245,720)	*(7,051,893)*	(31,511,769)	*(17,672,007)*
of which: one-offs	*16*	*(4,904,163)*	*2,748,872*	*(763,315)*	
Dividends		36,278,858	36,278,858	32,001,900	32,001,900
Profit before tax		**34,996,907**	**–**	**34,267,402**	**-**
Taxes	**17**	**(2,540,499)**	**–**	**(773,748)**	**-**
Profit for the year		**32,456,408**		**33,493,654**	

Statement of comprehensive income

	31 December 2009 (€)	31 December 2008 (€)
Profit for the year (A)	**32,456,408**	**33,493,654**
Cash flow hedge:		
Profit (loss) for the year	(19,728,793)	6,491,271
Less: profits (losses) reclassified to the separate income statement	802,145	871,439
Net gains (losses) from cash flow hedging	(20,530,938)	5,619,832
Tax effect	5,425,418	(1,785,100)
Cash flow hedge	**(15,105,520)**	**3,834,732**
Other comprehensive income (losses) (B)	**(15,105,520)**	**3,834,732**
Total comprehensive income (A+B)	**17,350,888**	**37,328,386**

Balance sheet

	Note	31 December 2009 (€)	*of which: related parties* (€)	31 December 2008 (€)	*of which: related parties* (€)
ASSETS					
Non-current assets					
Net tangible assets	18	128,207,903		113,158,233	
Investment property	19	647,842		647,842	
Goodwill and trademarks	20	421,624,072		421,624,072	
Intangible assets with a finite life	22	2,989,140		2,944,162	
Investments in affiliated companies	23	789,897,213		559,320,083	
Deferred tax assets	17	11,827,351		5,347,847	
Other non-current assets	24	42,869,603	*66,073*	3,019,837	*22,730*
Total non-current assets		**1,398,063,124**	***66,073***	**1,106,062,076**	***22,730***
Current assets					
Inventories	25	67,972,033		66,144,237	
Trade receivables	26	61,497,507	*59,474,661*	52,036,811	*50,405,654*
Short-term financial receivables	27	40,706,119	*39,460,290*	39,389,307	*39,389,307*
Cash and cash equivalents	28	10,851,608		14,088,637	
Other receivables	26	16,291,661	*9,365,213*	28,147,696	*11,789,748*
Total current assets		**197,318,928**	***108,300,164***	**199,806,688**	***101,584,709***
Non-current assets held for sale	29	10,635,161		12,170,577	
Total assets		**1,606,017,213**	***108,366,237***	**1,318,039,341**	***101,607,439***
LIABILITIES AND SHAREHOLDERS' EQUITY					
Shareholders' equity					
Share capital	30	29,040,000		29,040,000	
Reserves	30	503,225,261		519,414,700	
Total shareholders' equity		**532,265,261**		**548,454,700**	
Non-current liabilities					
Bonds	31	549,996,487		221,564,328	
Other non-current financial liabilities	31	82,636,371	*20,213,918*	51,081,700	*20,000,000*
Defined benefit plans	32	5,895,580		6,932,594	
Reserve for risks and future liabilities	33	3,617,208		3,752,188	
Deferred tax liabilities	17	18,623,382		22,312,651	
Other non-current liabilities	31	–		77,897	
Total non-current liabilities		**660,769,028**	***20,213,918***	**305,721,358**	***20,000,000***
Current liabilities					
Payables to banks	31	64		67	
Other financial payables	31	325,797,195	*313,848,213*	375,043,698	*365,155,088*
Payables to suppliers	34	64,677,599	*8,439,910*	70,451,116	*8,135,905*
Payables to tax authorities	35	12,803,382	*9,683,429*	8,282,064	*5,552,150*
Other current liabilities	34	9,704,684	*63,363*	10,086,338	*102,520*
Total current liabilities		**412,982,924**	***332,034,915***	**463,863,283**	***378,945,663***
Total liabilities and shareholders' equity		**1,606,017,213**	***352,248,833***	**1,318,039,341**	***398,945,663***

Cash flow statement

	Note	2009 (€)	2008 (€)
EBIT		**28,963,769**	**33,777,271**
Adjustments to reconcile net profit and cash flow:			
Depreciation and amortisation	10	12,813,029	10,159,667
Net capital losses (gains) on the sale of fixed assets	18	(1,518,767)	(11,235,984)
Fund provisions	33	1,883,750	434,095
Use of provisions	16	(1,767,196)	(2,639,301)
Net financial charges	36/40	(108,808)	(235,335)
Other non-cash items	25/26/34	2,585,548	2,157,548
Changes in operating working capital	40	(12,664,040)	4,146,005
Change in receivables from related parties	40	(4,364,120)	1,600,399
Change in payables to related parties	17	82,115	8,038,779
Income taxes paid	17/35	(3,170,654)	(1,696,130)
Other changes in non-financial assets and liabilities	17/27/34	3,663,694	(1,551,594)
Cash flow from operating activities		**26,398,320**	**42,955,421**
Purchase of tangible and intangible assets	18/22	(26,372,261)	(35,309,656)
Income from sales of fixed assets	18	1,386,963	8,238,707
Disposals (investments) in affiliated companies	23	(228,443,797)	90,160,001
Interest income	16	2,190,721	1,123,955
Interest received from related parties	16/40	1,044,847	2,870,319
Dividends received		36,278,858	32,001,900
Cash flow used in investing activities		**(213,914,669)**	**99,085,226**
Bonds in €	31/37	345,195,404	-
Term and Revolving Loan Facility	16	131,000,000	-
Medium/long-term loans from related parties	31/37/40	213,918	7,000,000
Repayment of Term and Revolving Loan Facility	16	(131,000,000)	-
Repayment of medium/long-term payables	31/37	(153,299)	(120,883)
Net change in short-term payables to banks and loans	31/37	(3)	(14,055,820)
Net change in financial receivables from related parties	27/40	(70,983)	3,824,557
Net change in financial payables to related parties	31/40	(51,306,875)	(57,789,198)
Interest expense	16	(12,812,666)	(14,514,493)
Interest paid to related parties	16/40	(10,623,415)	(20,648,131)
Change in other financial payables and receivables	27/31	(48,023,723)	(3,188,163)
Purchase and sale of own shares	30/36	(6,446,238)	(4,510,175)
Net change in securities	24	8,128	1,009,753
Dividend payout	30	(31,700,928)	(31,829,110)
Cash flow from (used in) financing activities		**184,279,320**	**(134,821,662)**
Net cash flow for the period		**(3,237,029)**	**7,218,984**
Cash and cash equivalents at start of period		14,088,637	6,869,653
Cash and cash equivalents at end of period		10,851,608	14,088,637

Statement of changes in shareholders' equity

	Note	Share capital	Legal reserve	Extraordinary reserve	Reserve for VAT deductions 4-6% various laws	Reserve for grants Law 696/83	Equity investment transfer reserve Leg. Decree 544/92	Other reserves	Retained profit	Shareholders' equity
		(€)	(€)	(€)	(€)	(€)	(€)	(€)	(€)	(€)
Balance at 1 January 2009		29,040,000	5,808,000	243,221,990	1,086,287	25,823	3,041,357	12,346,151	253,885,092	548,454,700
Dividend payout	30	–	–	–	–	–	–		(31,700,928)	(31,700,928)
Purchase of own shares	30	–	–	–	–	–		(13,373,833)	–	(13,373,833)
Use of own shares	30	–	–	–	–	–		10,392,118	(3,464,523)	6,927,595
Stock options	30	–	–	–	–	–		3,082,982	1,523,856	4,606,838
Profit for the year – 2009	–	–	–	–	–	–	–		32,456,409	32,456,409
Other comprehensive income (losses)	–	–	–	–	–	–		(14,884,930)	(220,590)	(15,105,520)
Total comprehensive income	–	–	–	–	–	–		(14,884,930)	32,235,819	17,350,889
Balance at 31 December 2009		**29,040,000**	**5,808,000**	**243,221,990**	**1,086,287**	**25,823**	**3,041,357**	**(2,437,512)**	**252,479,316**	**532,265,261**

	Share capital	Legal reserve	Extraordinary reserve	Reserve for VAT deductions 4-6% various laws	Reserve for grants Law 696/83	Equity investment transfer reserve Leg. Decree 544/92	Other reserves	Retained profit	Shareholders' equity
	(€)	(€)	(€)	(€)	(€)	(€)	(€)	(€)	(€)
Balance at 1 January 2008	29,040,000	5,808,000	243,221,990	1,086,287	25,823	3,041,357	9,081,174	252,422,003	543,726,634
Dividend payout	–	–	–	–	–	–	–	(31,829,110)	(31,829,110)
Purchase of own shares	–	–	–	–	–	–	(4,510,175)	–	(4,510,175)
Stock options	–	–	–	–	–	–	3,700,774	–	3,700,774
Reconstitution of reserves	–	–	–	–	–	–	–	38,191	38,191
Profit for the year – 2008	–	–	–	–	–	–	–	33,493,654	33,493,654
Other comprehensive income (losses)	–	–	–	–	–	–	4,074,378	(239,646)	3,834,732
Total comprehensive income	–	–	–	–	–	–	4,074,378	33,254,008	37,328,386
Balance at 31 December 2008	**29,040,000**	**5,808,000**	**243,221,990**	**1,086,287**	**25,823**	**3,041,357**	**12,346,151**	**253,885,092**	**548,454,700**

NOTES TO THE ACCOUNTS

1. General information

Davide Campari S.p.A. is a company listed on the Italian stock market, with registered office at Via Franco Sacchetti 20, 2099 Sesto San Giovanni (Milan), Italy.

The company is registered with the Milan companies register and REA (business administration register) under no. 1112227.

It is 51%-owned by Alicros S.p.A., which is controlled by Fincorus S.p.A.

Davide Campari-Milano S.p.A. is the Parent Company of the Campari Group and operates, together with its subsidiaries, on the Italian and international markets for alcoholic and non-alcoholic beverages.

The Campari Group is a leading global player in the beverage sector, with a presence in almost 200 countries and a product portfolio in three segments: spirits, wines and soft drinks.

The Group's product portfolio encompasses internationally-recognised brands such as Campari, SKYY Vodka, Wild Turkey, Cynar, Cinzano and Riccadonna, as well as brand leaders in local markets including CampariSoda, Campari Mixx, Crodino, Aperol, Aperol Soda, Glen Grant, Sella & Mosca, Zedda Piras, Biancosarti, Barbieri, Enrico Serafino, Lemonsoda, Oransoda and Pelmosoda, Ouzo 12, Cabo Wabo and Mondoro.

Unless otherwise indicated, the figures reported in the financial statements and in these notes are in euro.

As the Parent Company, Davide Campari-Milano S.p.A. has also drawn up the consolidated financial statements of the Campari Group for the year ending 31 December 2009.

The publication of the financial statements of Davide Campari-Milano S.p.A. for the year ending 31 December 2009 was authorised by resolution of the Board of Directors on 30 March 2010.

The Board of Directors reserves the right to amend the results should any significant events occur that require changes to be made, up to the date of the shareholders' meeting.

2. Preparation criteria

The financial statements were prepared on a cost basis, except in the case of financial derivatives, which are reported at fair value.

The carrying value of assets and liabilities involved in fair value hedging transactions, which would otherwise be recorded at cost, has been adjusted to take account of the changes in fair value attributable to the risk being hedged.

Compliance with IFRS

As mentioned above, the financial statements of Davide Campari-Milano S.p.A. (which represent the "separate financial statements") for the years ending 31 December 2009 and 2008, were prepared in accordance with the international accounting standards (IFRS) issued by the International Accounting Standards Board (IASB) and ratified by the European Union, including all the revised international accounting standards (International Accounting Standards – IAS) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and its predecessor, the Standing Interpretations Committee (SIC).

No exceptions to the application of the international accounting standards were made in the preparation of these consolidated accounts.

Form and content

In accordance with the format chosen by the Campari Group, and also adopted for the financial statements of the Parent Company, the income statement is classified by function, and the balance sheet shows current and non-current assets and liabilities separately.

This format is intended to provide a more meaningful representation of the items that have contributed to the Group's results, as well as its asset and financial position.

The cash flow statement was prepared using the indirect method.

In the income statement (classified by function), income and charges from one-off transactions such as sales of fixed assets, restructuring costs and any other non-recurring income/expenses are shown separately.

The definition of "non-recurring" or "one-off" conforms to that set out in the Consob communication of 28 July 2006 (DEM/6064293).

During the year, the Parent Company did not carry out any atypical or unusual transactions, as defined in the same communication.

Lastly, in accordance with Consob resolution 15519 of 27 July 2006, transactions with related parties are shown separately in the balance sheet and income statement, as also required by IAS 24.

3. Summary of accounting principles

Intangible assets

Intangible assets include all assets without any physical form that are identifiable, controlled by the company and capable of producing future benefits, as well as goodwill when purchased for consideration.

Intangible assets acquired are posted to assets, in accordance with IAS 38 (Intangible Assets), when it is likely that the use of the assets will generate future financial benefits, and when the cost can be reliably determined.

If acquired separately, these assets are reported at purchase cost including all allocable ancillary costs.

Assets produced internally, excluding development costs, are not capitalised and are reported in the income statement for the financial year in which they are incurred.

Intangible assets with a finite life are amortised on a straight-line basis in relation to their remaining useful life, taking into account losses due to a reduction in accumulated value.

The period of amortisation of intangible assets with a finite life is reviewed at least at the end of every financial year in order to ascertain any changes in their useful life, which if identified, will be considered as changes in estimates.

The costs of development projects and studies are recorded in the income statement in full in the year in which they are incurred.

Advertising and promotional costs are recorded in the income statement when the company has received the goods or services in question.

Costs relating to industrial patents, concessions, licences and other intangible assets are listed on the assets side of the balance sheet only if they are able to produce future economic benefits for the company. These costs are amortised according to the period of use, if this can be defined, or according to contract duration.

Software licences represent the cost of purchasing licences and, if incurred, external consultancy fees or internal personnel costs necessary for development. These costs are booked in the year in which the internal or external costs are incurred for training personnel and other related costs.

Costs recorded under intangible assets are amortised over their useful life, generally taken to be three years.

Goodwill and trademarks, which result from acquisitions and qualify as intangible assets with an indefinite life, are not amortised. The possibility of recovering their reported value is ascertained at least annually, and in any case, when events occur leading to the assumption of a reduction in value using the criteria indicated in the "Impairment" section.

For goodwill, a test is performed on the smallest aggregate to which the goodwill relates. On the basis of this, management directly or indirectly assesses the return on investment including goodwill.

Write-downs in goodwill cannot be recovered in future years.

Tangible assets

Property, plant and equipment are recorded at acquisition or production cost, gross of capital grants (if received) and directly charged expenses, and are not revalued.

Any costs incurred after purchase are capitalised provided that they increase the future financial benefits generated by using the asset.

The replacement costs of identifiable components of complex assets are allocated to assets on the balance sheet and depreciated over their useful life. The residual value recorded for the component being replaced is allocated to the income statement; other costs are charged to the income statement when the expense is incurred.

Financial charges are posted to the income statement when incurred.

Ordinary maintenance and repair expenses are charged to the income statement in the period in which they are incurred. The depreciation period runs from the time the asset is available and ready for use, and the depreciation charge is allocated directly to the asset.

If there are current obligations for dismantling or removing assets and cleaning up the related sites, the assets' reported value includes the estimated (discounted) costs to be incurred when the structures are abandoned, which are reported as an offsetting entry to a specific reserve.

The impact of revising the estimate of these costs is explained in the "reserve for risks and future liabilities" section.

Assets held under finance lease contracts, which essentially assign to the Company all the risks and benefits tied to ownership, are recognised as Company assets at their current value, or the present value of the minimum lease payments, whichever is lower.

The corresponding liability to the lessor is reported in the accounts under financial payables.

These assets are depreciated using the policies and rates indicated below.

Leasing arrangements in which the lessor, in essence, retains all the risks and benefits tied to the ownership of the assets, are classified as operating leases, and the related costs are reported in the income statement over the term of the contract.

Depreciation ceases on the date when the asset is classified as available for sale, in accordance with IFRS 5, or on the date on which the asset is eliminated for accounting purposes, whichever occurs first.

Depreciation is applied using the straight-line method, based on each asset's estimated useful life as established in accordance with the company's plans for use of such assets, taking into account wear and tear and superseding of technology, and the likely estimated realisable value net of disposal costs.

When the tangible asset consists of several significant components with different useful lives, depreciation is applied to each component individually.

The amount to be depreciated is represented by the reported value less the estimated net market value at the end of its useful life, if this value is significant and can be reasonably determined.

Land, even if acquired in conjunction with a building, is not depreciated, nor are available-for-sale tangible assets, which are reported at the lower of their recorded value and fair value less disposal costs.

Rates are as follows:

Property		*Other assets:*	
buildings	3%	furniture	12%
light constructions	10%	office equipment	12%
Plant and machinery:		electronic equipment	20%
plant and machinery	10%	miscellaneous minor equipment	20%
tanks	10%	goods vehicles	20%
Industrial and commercial equipment:		cars	25%
miscellaneous equipment	20%		
commercial equipment	20%		

A fixed asset is eliminated from the balance sheet at the time of sale or when there are no future economic benefits associated with its use or disposal.

Any profits or losses are included in the income statement in the year of this elimination.

Capital grants

Capital grants are recorded when there is a reasonable certainty that all requirements necessary for access to such grants have been met and that the grant will be disbursed.

This generally occurs at the time the decree acknowledging the benefit is issued.

Capital grants relating to tangible assets are reported as deferred revenues and credited to the income statement over the period corresponding to the useful life of the asset concerned.

Impairment

The Company ascertains, at least annually, whether there are indications of a potential loss in value of intangible and tangible assets. If the Company finds that such indications exist, it estimates the recoverable value of the relevant asset.

In addition, intangible assets with an indefinite useful life, or that are not available and ready for use, are subject to an impairment test each year, or more frequently if there is an indication that the asset may have been subject to a loss in value.

The ability to recover the assets is ascertained by comparing the reported value to the related recoverable value, which is represented by the greater of the fair value less disposal costs and the value in use.

In the absence of a binding sale agreement, the fair value is estimated on the basis of recent transaction values in an active market, or based on the best information available to determine the amount that could be obtained from selling the asset.

The value in use is determined by discounting expected cash flows resulting from the use of the asset, and if significant and reasonably determinable, the cash flows resulting from its sale at the end of its useful life.

Cash flows are determined on the basis of reasonable, documentable assumptions representing the best estimate of the future economic conditions that will occur during the remaining useful life of the asset, with greater weight given to outside information.

The discounting is done using a rate that takes into account the implicit risk of the business segment.

When it is not possible to determine the recoverable value of an individual asset, the Company estimates the recoverable value of the unit that incorporates the asset and generates cash flows.

A loss of value is reported if the recoverable value of an asset is lower than its carrying value.

This loss is posted to the income statement unless the asset was previously written up through a shareholders' equity reserve.

In this case, the reduction in value is first allocated to the revaluation reserve.

If, in a future period, a loss on assets, other than goodwill, does not materialise or is reduced, the carrying value of the asset or unit generating cash flows is increased up to the new estimate of recoverable value, and may not exceed the value that would have been determined if no loss from a reduction in value had been reported.

The recovery of a loss of value is posted to the income statement, unless the asset was previously reported at its revalued amount.

In this case, the recovery in value is first allocated to the revaluation reserve.

Investment property

Property and buildings held to generate lease income ("investment property") are valued at cost less accumulated depreciation and losses due to a reduction in value.

The depreciation rate for buildings is 3%, while land is not depreciated.

Investment property is eliminated from the balance sheet when sold or when it becomes permanently unusable and no future economic benefits are expected from its disposal.

Equity investments

Investments in subsidiaries are recorded at cost and adjusted for any loss in value.

The positive difference arising at the time of the acquisition between the purchase cost and the current value of the Company's stake is included in the carrying value of the holding; any write-downs of this positive difference are not reinstated in subsequent periods, even if the reasons for the write-down no longer apply.

If the Company's portion of the subsidiary's losses exceeds the carrying value of the holding, the carrying value is eliminated and the portion of any further losses is posted to liabilities as a specific reserve to the extent to which the parent company is required to fulfil legal or implicit obligations with respect to the subsidiary or in any event to cover its losses.

Investments in subsidiaries are subject to impairment tests on an annual basis, or more frequently if necessary.

If the tests show evidence of impairment, the loss in value must be recorded as a write-down in the income statement.

Investments in other companies that are not held for trading (available for sale) are recorded at fair value, if determinable, and this value is allocated to shareholders' equity up to the date of sale or the identification of a loss in value, at which time the effects previously booked to shareholders' equity are recorded in the income statement for the period.

When the fair value cannot be reliably determined, investments are valued at cost, adjusted for any loss in value.

Dividends received are recognised in the income statement when the right to receive payment is established, only if they arise from the distribution of profits subsequent to the acquisition of the subsidiary.

If, however, the dividends relate to the distribution of the subsidiary's reserves preceding the acquisition, these dividends are recorded as a reduction in the cost of the investment.

Financial instruments

Financial instruments held by the Group are categorised below.

Financial assets include holdings in subsidiaries, affiliates and joint ventures, short-term securities and financial receivables, which in turn include the positive fair value of financial derivatives, trade and other receivables and cash and cash equivalents.

Specifically, cash and cash equivalents include cash, bank deposits and highly marketable securities that can be quickly converted into cash, and which carry an insignificant risk of a change in value.

The maturity of deposits and securities in this category is less than three months.

Short-term securities include securities maturing in one year or less, and marketable securities representing a temporary investment of cash that do not meet the requirements for classification as cash equivalents.

Financial liabilities include financial payables, which in turn include the negative fair value of financial derivatives, trade payables and other payables.

Financial assets and liabilities, other than equity investments, are booked in accordance with IAS 39 (Financial instruments: Recognition and Measurement) in the following categories:

Financial assets at fair value with changes recorded in the income statement

This category includes all financial instruments held for trading and those designated at the initial reporting at fair value with changes recorded in the income statement.

Financial instruments held for trading are all those instruments acquired with the intention of sale in the short term.

This category also includes derivatives that do not meet the hedging criteria set out in IAS 39.

These instruments at fair value with changes recorded in the income statement are booked in the balance sheet at fair value, while the related profits and losses are reported in the income statement.

Investments held to maturity

Current financial assets and securities to be held until maturity are reported on the basis of the trading date, and, at the time they are first entered in the accounts, they are valued at purchase cost, represented by the fair value of the initial consideration given in exchange plus transaction costs (e.g. commissions, consulting fees, etc).

The initial reported value is then adjusted to take into account repayments of principal, any write-downs and the amortisation of the difference between the repayment amount and the initial reported value. Amortisation is applied on the basis of the effective internal interest rate represented by the rate which, at the time of initial reporting, would make the present value of expected cash flows equal to the initial reported value (known as the amortised cost method).

The profits and losses are entered in the income statement when the investment is eliminated for accounting purposes or when impairment occurs beyond the amortisation process.

Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments, which are not listed on an active market.

After the initial reporting, these instruments are valued according to the criterion of amortised cost using the effective discount rate method net of any provision for loss of value.

Profits and losses are recorded in the income statement when loans and receivables are eliminated for accounting purposes or when a loss of value is apparent beyond the amortisation process.

Financial assets available for sale

Financial assets available for sale, excluding derivatives, are those designated as such or not classified under any of the three previous categories.

After the first reporting, the financial instruments available for sale are valued at fair value.

If the market price is not available, the current value of financial instruments available for sale is measured using the most appropriate valuation methods, such as the analysis of discounted cash flows performed using market information available on the reporting date. In the absence of reliable information, they are held at cost.

Profits and losses on financial assets available for sale are recorded directly in shareholders' equity up to the time the financial asset is sold or written down. At that time the accumulated profits and losses, including those previously posted to shareholders' equity, are included in the income statement for the period.

Loss in value of a financial asset

The Company assesses, at least annually, whether there are any indicators that a financial asset or a group of financial assets could have lost value.

A financial asset or a group of financial assets is written down only if there is objective evidence of a loss in value caused by one or more events that occurred following the initial reporting date of the asset or group of assets and which had an impact that can be reliably estimated on the future cash flows that may be generated by the asset or group of assets themselves.

Elimination of financial assets and liabilities

A financial asset (or where applicable, part of a financial asset or part of a group of similar financial assets) is eliminated from the accounts when:

- the rights to receive income from financial assets are no longer held;
- the Company reserves the right to receive income from financial assets, but has taken on a contractual obligation to pay such income in full and without delay to a third party;
- the Company has transferred the right to receive income from financial assets and (i) has transferred substantially all the risks and benefits relating to the ownership of the financial asset, or (ii) has neither

transferred nor retained all the risks and benefits relating to the ownership of the financial asset, but has transferred control of the asset.

When the Company has transferred the rights to receive financial income from an asset, and it has neither transferred nor retained all the risks and benefits, or it has not lost control of the same, the asset is reported on the balance sheet to the extent of the Company's remaining involvement in the asset.

A financial liability is eliminated from the accounts when the underlying obligation of the liability is no longer held, or cancelled, or has been settled.

In cases where an existing financial liability is substituted by another with the same lender under different conditions, or where the conditions of an existing liability are changed, the substitution or change is treated in the accounts as an elimination of the original liability, and a new liability is reported, with any difference in the accounting values allocated to the income statement.

Financial derivatives and hedging transactions

Financial derivatives are used solely for hedging purposes to reduce exchange and interest rate risk.

In accordance with IAS 39, financial derivatives are recorded using hedge accounting procedures only if, at the beginning of the hedge, a formal designation has been made and the documentation for the hedge relationship exists, and if it is assumed that the hedge is highly effective; it must be possible for this effectiveness to be reliably measured, and the hedge must prove highly effective during the accounting periods for which it is designated.

All financial derivatives are measured at their fair value pursuant to IAS 39.

Where financial instruments meet the requirements for being reported using hedge accounting procedures, the following accounting treatment is applied:

- fair value hedge – if a financial derivative is designated to hedge exposure to changes in the fair value of an asset or liability attributable to a particular risk that could have an impact on the income statement, the profits or losses resulting from the subsequent valuations of the fair value of the hedging instrument are reported in the income statement. The gain or loss on the hedged entry, which is attributable to the hedged risk, is reported as a portion of the carrying value of this entry and as an offsetting entry in the income statement.
- cash flow hedge – if a financial instrument is designated as a hedge of exposure to fluctuations in future cash flows arising from an asset or liability reported in the accounts, or of a highly likely expected transaction that could have an impact on the income statement, the effective portion of the profits or losses on the financial instrument is reported under shareholders' equity.

Accumulated profits or losses are removed from shareholders' equity and recorded in the income statement in the same period in which the transaction being hedged has an impact on the income statement.

The profit or loss associated with a hedge, or the portion of the hedge that has become ineffective, is posted to the income statement when the ineffectiveness is reported.

If a hedge instrument or hedge relationship is closed out, but the transaction being hedged has not been carried out, the accumulated profits and losses, which, until that moment had been posted to shareholders' equity, are reported in the income statement at the time the related transaction is carried out.

If the transaction being hedged is no longer considered likely to take place, the pending unrealised profits or losses in shareholders' equity are recorded in the income statement.

If hedge accounting cannot be applied, the profits or losses resulting from the valuation of the financial derivative at its present value are posted to the income statement.

Own shares

Own shares are reported as a reduction in respect of shareholders' equity.

The original cost of the own shares and the economic effects of any subsequent sales are reported directly under shareholders' equity.

Inventories

Inventories of raw materials, and semi-finished and finished products are valued at the lower of purchase or manufacturing cost, determined using the weighted average method, and market value.

Work in progress is recorded at the purchase cost of the raw materials used including the actual manufacturing costs incurred at the point of manufacturing reached.

Inventories of raw materials and semi-finished products no longer useable in the production cycle and inventories of unsaleable finished products are fully written down.

Low-value replacement parts and maintenance equipment not used in connection with a single asset item are reported as inventories and recorded in the income statement when used.

Non-current assets held for sale

Non-current assets classified as available for sale include fixed assets (or disposal groups) whose carrying value will be recovered primarily from their sale rather than their ongoing use, and whose sale is highly probable in the short term (within one year) and in the assets' current condition.

Non-current assets classified as available for sale are valued at the lower of their net carrying value and current value, less sale costs.

Employee benefits

Post-employment benefit plans

The Company provides post-employment benefits through defined contribution and/or defined benefit plans.

- Defined benefit plans

  The Company's obligation and annual cost reported in the income statement are determined by independent actuaries using the projected unit credit method.

  The net accumulated value of actuarial profits and losses is reported in the income statement.

  The costs associated with an increase in the present value of the obligation, resulting from the approach of the time when benefits will be paid, are included under financial charges.

- Defined contribution plans

  Since the Company fulfils its obligations by paying contributions to a separate entity (a fund), with no further obligations, the company records its contributions to the fund in respect of employees' service, without making any actuarial calculation.

  Where these contributions have already been paid at the reporting date, no liabilities are recorded on the balance sheet.

Compensation plans in the form of stock options

The Company pays additional benefits in the form of stock option plans to employees, directors and individuals who regularly do work for one or more Group companies.

Pursuant to IFRS 2 (Share-Based Payment), the total fair value of the stock options on the allocation date is to be reported as a cost in the income statement, with an increase in the respective shareholders' equity reserve, in the period beginning at the time of allocation and ending on the date on which the employees, directors and individuals who regularly do work for one or more Group companies become fully entitled to receive the stock options.

Changes in the present value following the allocation date have no effect on the initial valuation, while in the event of changes to the terms and conditions of the plan, additional costs are booked for every change in the plan that determines an increase in the current value of the recognised option.

No cost is recognised if the stock options have not been vested; if an option is cancelled, it is treated as if it had been vested on the cancellation date and any cost that has not been recognised is recorded immediately.

The fair value of stock options is represented by the value of the option determined by applying the Black-Scholes model, which takes into account the conditions for exercising the option, as well as the current share price, expected volatility and the risk-free rate.

The stock options are recorded at fair value with an offsetting entry under the stock option reserve.

The Company applied the transitional provisions of IFRS 2, and therefore applied the principle to allocations of stock options approved after 7 November 2002 that had not accrued on the effective date of IFRS 2 (1 January 2005).

Provisions for risks and future liabilities

Provisions for risks and future liabilities are reported when:

- the existence of a current legal or implicit obligation, resulting from a past event, is likely;
- it is likely that the fulfilment of the obligation will require some form of payment;
- the amount of the obligation can be reliably estimated.

Provisions are reported at a value representing the best estimate of the amount the company would reasonably pay to discharge the obligation or transfer it to third parties on the reporting date.

Where the financial impact of time is significant, and the payment dates of the obligations can be reliably estimated, the provision is discounted. The increase in the related reserve over time is allocated to the income statement under financial income (charges).

Reserves are periodically updated to reflect changes in cost estimates, collection periods and discount rates. Estimate revisions made in respect of reserves are allocated to the same item in the income statement where the provision was previously reported, or, where the liability relates to tangible assets (e.g. dismantling and restoration), these revisions are reported as an offsetting entry to the related asset.

When the Company expects that all or part of the reserves will be repaid by third parties, the payment is booked under assets only if it is virtually certain, and the provision is posted to the income statement net of the related repayment.

Restructuring reserves

The Company reports restructuring reserves only if there is a legal or implicit obligation and a detailed formal restructuring programme that has led to the reasonable expectation by the third parties concerned that the Company will carry out the restructuring, either because it has already started the process or because it has already communicated the main aspects of the restructuring to the third parties concerned.

Recording of revenues, income and charges in the income statement

Revenues are reported to the extent to which it is likely that the financial benefits will accrue to the Company and in respect of the amount that can be determined reliably.

Revenues are reported at the fair value of the sum received, net of current and deferred discounts, allowances, excise duties, returns and trade allowances.

Specifically:

- sales revenues are recorded when the risks and benefits associated with owning the items are transferred to the buyer, and the revenue amount can be reliably determined;
- service revenues are reported when services are rendered; allocations of revenues related to partially performed services are reported on the basis of the percentage of the transaction completed on the reporting date, when the revenue amount can be reliably estimated;
- financial income and charges are booked in the period to which they relate;
- capital grants are credited to the income statement in proportion to the useful life of the related assets;
- dividends are reported on the date the shareholders' meeting passes the related resolution;
- lease income from investment property is booked on a straight-line basis for the duration of the existing leasing contracts.

Costs are recognised in the income statement when they relate to goods and services sold or consumed during the period, as a result of systematic apportionment or when the future utility of such goods and services cannot be determined.

Personnel and service costs include stock options (in keeping with their largely remunerative nature) that were allocated to employees, directors and individuals who regularly do work for the Company starting in 2004. The cost is determined in relation to the fair value of the option assigned. The portion applicable to the period is determined proportionally over the period to which the incentive applies (known as the vesting period).

Costs incurred in studying alternative products or processes, or in conducting technological research and development are considered current costs and allocated to the income statement in the period when they are incurred.

Taxes

Current income taxes are calculated on the basis of estimated taxable income.

Payables and receivables in respect of current taxes are recorded in the amount expected to be paid to/received from tax authorities by applying the tax rates and regulations in force or effectively approved on the reporting date.

Current taxes relating to items posted directly to shareholders' equity are included in shareholders' equity.

Other non-income taxes, such as property and capital taxes, are included in operating expenses.

Deferred tax assets and liabilities are calculated on temporary differences between the asset and liability values recorded in the accounts and the corresponding values recognised for tax purposes using the liability method.

Deferred tax assets are reported when their recovery is likely.

Deferred tax assets and liabilities are determined on the basis of tax rates that are expected to apply in those periods when the temporary differences are generated or eliminated.

Current and deferred tax assets and liabilities are offset when these relate to income taxes levied by the same tax authority and a legal right of set-off exists, provided that realisation of the asset and settlement of the liability take place simultaneously.

Deferred tax assets and liabilities are classified under non-current assets and liabilities.

The balance of any set-off, made only in cases where income taxes have been levied by the same tax authority and there is a legal right of set-off, is posted to deferred tax assets if positive and deferred tax liabilities if negative.

Following the introduction of the tax reforms contained in Legislative Decree 344 of 12 December 2003, the Company has opted for the national tax consolidation procedure governed by article 117 *et seq* of the consolidated law on corporate income tax (TUIR) for 2007, 2008 and 2009, in accordance with the regulation drawn up by Fincorus S.p.A, which is the head entity for tax consolidation purposes and the indirect controlling entity of the Company.

The decision to adopt this procedure is reflected in the accounting entries.

Transactions in foreign currencies (not hedged with derivatives)

Revenues and costs related to foreign currency transactions are reported at the exchange rate in force on the date the transaction is completed.

Monetary assets and liabilities in foreign currencies are converted to euro at the exchange rate in effect on the reporting date with any related impact posted to the income statement.

Use of estimates

The preparation of the accounts and related notes in accordance with IFRS requires the management to make estimates and assumptions that have an impact on the value of balance sheet assets and liabilities and on disclosures concerning contingent assets and liabilities at the reporting date.

The actual results could therefore differ from these estimates.

Estimates are used to identify provisions for risks in respect of receivables, obsolete inventory, depreciation and amortisation, asset write-downs, employee benefits, taxes, restructuring reserves and other provisions and reserves.

Figures for the individual categories are set out in the notes to the accounts.

Estimates and assumptions are reviewed periodically, and the effects of each change are reflected in the income statement in the period in which the review of the estimate occurred if such review had an impact on that period only, or additionally in subsequent periods if the review had an impact on both the current and future years.

Goodwill is subject to annual impairment tests to verify any losses in value.

The calculations are based on the financial flows expected from the cash-generating units to which the goodwill is attributed, as inferred from the budget and multi-year plans.

4. Changes in accounting principles

Accounting standards, amendments and interpretations applied since 1 January 2009

The following accounting standards, amendments and interpretations, which the IASB revised following its 2008 annual improvement process, were applied by the Company for the first time from 1 January 2009.

- Improvement to IFRS 2 – Vesting Conditions and Cancellations

  The amendment to IFRS 2 (Vesting Conditions and Cancellations) narrows the definition of "vesting conditions" to one condition that includes an explicit or implicit obligation to provide a service.

  Every other condition constitutes a "non-vesting condition" and must be taken into consideration when determining the fair value of the equity instruments assigned on the grant date.

  The amendment also clarifies the situation whereby, if a grant of equity instruments does not occur because a non-vesting condition that is under the control of the entity or counterparty has not been met, this must be booked as a cancellation.

  The principle was applied retrospectively by the Company from 1 January 2009; however, its application did not have any effects on the financial statements, since the Company has not undertaken any share-based payments with conditions other than those relating to service.
- Improvement to IFRS 7 – Financial Instruments: Disclosures

  The main amendment, which has to be applied by 1 January 2009, requires additional information to be provided on fair value valuations and liquidity risk. In the case of fair value valuations, information is required to be provided on hierarchical levels (three levels) for each class of financial instruments.

  In addition, the amendments specify the information to be disclosed on liquidity risks with reference to derivatives and financial assets used to manage liquidity in foreign currency.

  Information on fair value is presented in note 37 – Financial instruments; however, the amendments have not had a significant effect on the information on liquidity risk set out in the relevant section of the report on operations.
- Revised IAS 1 – Presentation of Financial Statements

  The revised version of IAS 1 – Presentation of Financial Statements separates changes in shareholders' equity into shareholders' and non-shareholders' portions.

  The statement of changes in shareholders' equity includes only details of transactions with shareholders, while all changes relating to transactions with non-shareholders are presented in a reconciliation of each component of shareholders' equity. The standard also introduced the statement of comprehensive income, which contains all the revenue and cost items for the period recorded in the income statement, as well as any other revenue and cost items recorded directly under shareholders' equity.

  The statement of comprehensive income may be presented in the form of either a single statement or two related statements.

  The Group has applied the revised version of the standard retrospectively from 1 January 2009, and has opted to present information in two statements, entitled "Separate income statement" and "Statement of comprehensive income" respectively, and has therefore modified the presentation of the "Statement of changes in shareholders' equity".

In addition, as part of the IFRS improvement process, on 22 May 2008 the IASB issued an amendment to the revised IAS 1, requiring assets and liabilities relating to hedging derivatives to be classified into current and non-current portions.

The adoption of this amendment did not require any changes in the presentation of asset and liability items, since the Company was already making a distinction between current and non-current portions.

- Improvement to IAS 19 – Employee Benefits

  The improvement to IAS 19 – Employee Benefits clarifies the definition of cost/income relating to employees' past service. If a plan is curtailed, the effect to be booked immediately to the income statement must only include the reduction of benefits for future periods, while the effect of any reductions relating to previous periods of service must be considered a negative past service cost.

  This amendment must be applied prospectively to changes made to plans after 1 January 2009.

  The adoption of this amendment had no effect on the financial statements.

  The amendment also redefined short-term and long-term benefits and revised the definition of the return on plan assets. It further determined that this item must be disclosed excluding any administration costs that are not already included in the value of the liability.

  The Company adopted this principle retrospectively from 1 January 2009, but it had no effect on the financial statements as the Company's procedures already reflected it.

- Improvement to IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance

  The amendment to IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance requires that government loans issued at a lower rate than the market rate or on an interest-free basis must be booked as if they were issued at market rates; the difference between the amount received and the present value is treated as a government grant and accounted for in accordance with IAS 20. These loans must be valued in accordance with the provisions of IAS 39 (Financial Instruments).

  The Company applied this new version retrospectively from 1 January 2009, but it had no effect on the financial statements as no subsidised loans were obtained after that date.

- Revised IAS 23 – Borrowing Costs

  The revised standard requires borrowing costs to be capitalised when these are incurred in respect of investments in assets which take a substantial period of time to be prepared for use or sale (qualifying assets), thereby removing the possibility of recognising such borrowing costs in the income statement.

  In addition, as part of the 2008 improvement process, the IASB made a further amendment to the definition of borrowing costs, defining them as interest paid that is calculated using the effective interest rate method in accordance with IAS 39.

  The Company, in compliance with the requirements of the transition phase, applied the new accounting standard prospectively from 1 January 2009, modifying its accounting procedures to include both the amended definition of borrowing costs and the amended accounting principle.

  However, the adoption of this principle had no effect on the financial statements, as no significant investments were made in qualifying assets during the year.

- Improvement to IAS 27 – Consolidated and Separate Financial Statements

  This amendment, applied by the Company prospectively from 1 January 2009, requires that all dividends received from subsidiaries, joint ventures or affiliates, must be recorded in the separate income statement when the right to receive such dividends is established, irrespective of whether these are paid out of profits accumulated before or after the acquisition of the investment.

  The application of this amendment had no effect on the accounts as the dividends received during the year derive from post-acquisition profits.

Accounting standards, revisions and interpretations applicable from 1 January 2009 that are not relevant for the Company

The following amendments and interpretations, which are applicable from 1 January 2009, relate to issues that were not relevant for the Company at the reporting date.

- Improvement to IAS 41 – Agriculture

  This amendment expands the concept of agricultural activity to include the processing of biological assets for sale as well as the harvesting and transformation of biological assets into agricultural produce.

  In addition, if companies discount the expected future financial cash flows of the assets to determine their fair value, such discounting to current market rates must take account of the tax effect.

  These changes had no impact on the Company's accounts.

- IFRS 8 – Operating Segments

  On 30 November 2006, the IASB issued accounting standard IFRS 8 – Operating Segments, which replaces IAS 14 – Segment Reporting.

  The new standard became effective on 1 January 2009 and requires segment information to be reported on the basis of the factors considered by management when making operating decisions. This therefore requires the identification of operating segments whose results are reviewed regularly by management for the purpose of making decisions about resources to be allocated to the segment and assessing its performance. The adoption of this standard had no impact on the Company's financial statements, since it presents separate financial statements in addition to consolidated financial statements, and this information is only required at consolidated level.

- Improvement to IAS 16 – Property, Plant and Equipment

  The amendment to IAS 16 – Property, Plant and Equipment establishes that leasing companies must reclassify under inventories those assets which are no longer leased and that are held for sale; consequently, the gains on the sale of such assets must be recognised as income.

  For the purposes of the cash flow statement, the cost paid for the construction or acquisition of assets to be leased to third parties, and the gains on the subsequent sale of such assets constitute cash flow generated (or used) by operating activities for the period.

- Improvement to IAS 28 – Investments in Associates

  The amendment, which is to be applied prospectively, establishes that any impairment in investments in subsidiaries valued at equity must not be allocated to individual assets (particularly goodwill) making up the carrying value of the investment, but to the carrying value of the holding in its entirety.

  If, therefore, a subsequent reversal of the loss in value is warranted, this must be recognised in full.

  The application of this amendment had no effect on the 2009 financial statements, as the Company does not hold any investments in associates.

  In addition, the improvement modified some of the disclosure requirements for investments in associates and joint ventures valued at fair value, in accordance with IAS 39; it also modified IAS 31 – Interests in Joint Ventures, IFRS 7 – Financial Instruments: Disclosures and IAS 32 – Financial Instruments: Presentation.

  These amendments did not apply in the Company's case at the reporting date.

- Improvement to IAS 29 – Financial Reporting in Hyperinflationary Economies

  This amendment modified the reference to the exception for measuring assets and liabilities at historical cost, stating that the categories of assets that must or could be valued at fair value are broader than those listed in the standard previously.

- Improvement to IAS 32 – Financial Instruments: Presentation and to IAS 1 – Presentation of Financial Statements – Puttable Financial Instruments and Instruments with Obligations Arising on Liquidation

  The amendment to IAS 32 allows certain financial instruments to be classified as available for sale and obligations arising at the time of liquidation to be classified as an equity instrument if certain conditions are met.

  The amendment to IAS 1 requires that some information relating to options available for sale that are classified as equity is provided in the notes to the accounts.

- Improvement to IAS 36 – Impairment of Assets

  The amendment requires the disclosure of additional information on the discount rates applied to the cash flow projections, the growth rate used and the period over which cash flows have been projected in cases where discounted cash flows (DCF) have been used to estimate the fair value less sales costs.

The same information is also required in cases where the DCF method is used to estimate the value in use.

- Improvement to IAS 39 – Financial Instruments: Recognition and Measurement

  In particular, if derivatives designated as hedging instruments are no longer used as such after they are first reported, this does not constitute a reclassification.

  This improvement also defines the effective interest rate of a financial instrument when fair value hedge accounting is discontinued.

- Improvement to IAS 40 – Investment Property

  This amendment requires that investment property under construction is now treated under IAS 40 instead of IAS 16.

  If the fair value cannot be determined, the investment property under construction must be calculated at cost until such time as the fair value can be determined or the building is complete.

IFRIC has also issued the following interpretations; however these also relate to situations that do not apply to the Company:

- IFRIC 13 – Customer Loyalty Programmes: requires that points allocated in customer loyalty programmes must be recorded separately from the related sale transaction in which the points are awarded; a portion of the fair value of the sale amount must therefore be allocated to the points and deferred, and this component is recognised as a revenue item in the period in which the credits/points are redeemed.
- IFRIC 15 – Agreements for the Construction of Real Estate: provides guidelines for defining the scope of application of IAS 11 – Construction Contracts and IAS 18 – Revenue.
- IFRIC 16 – Hedges of a Net Investment in a Foreign Operation: this is to be applied prospectively, and contains guidelines for accounting for the hedging of net investments in foreign operations. The interpretation provides:

  – information on identifying exchange rate risks arising from the application of hedge accounting to a net investment in a foreign operation;

  – information on the entities within a group that are permitted to hold instruments used to hedge net investments in foreign operations;

  – the procedures for identifying the amount of profit or loss on exchange rates to be reclassified when the entity disposes of the investment for both the net investment and the hedging instrument.

Accounting standards, amendments and interpretations not yet applicable to the Company that have not been adopted in advance

- Improvement to IAS 39 – Financial Instruments: Recognition and Measurement – Eligible Hedged Items

  This amendment was issued by the IASB on 31 July 2008 and will be applicable to the accounts for financial years beginning after 1 July 2009; this means that for the Company, the standard will apply from 1 January 2010.

  The amendment states that an entity is allowed to designate a portion of changes in fair value or cash flows of a financial instrument as a hedged item and also includes the designation of inflation as a hedged risk or as a portion of risk in certain situations.

  The Company does not expect the amendment to have any impact on its financial position or operating performance as it does not use such hedged items.

- IFRIC 17 – Distribution of Non-Cash Assets to Owners

  This interpretation, issued by IFRIC on 27 November 2008, is applicable prospectively in financial years beginning after 1 July 2009.

  It provides information on the accounting and valuation of non-cash dividends distributed to shareholders. In particular, it specifies that liabilities to shareholders for a dividend to be distributed must be accounted for when it has been appropriately authorised (i.e. by the shareholders' meeting); the value of a non-cash dividend should be calculated taking into account the fair value of the assets to be distributed at the time the related liability to shareholders must be recognised.

The difference between the dividend paid and the net carrying value of the assets used for the payment must be taken to the income statement.

The Company does not expect the application of IFRIC 17 to have any impact on the accounts as it has never distributed any non-cash assets.

- IFRIC 18 – Transfers of Assets from Customers

  This interpretation, issued by IFRIC on 29 January 2009, is applicable prospectively from 1 January 2010.

  IFRIC 18, which does not apply to the Company, clarifies the accounting treatment for agreements in which an entity receives from a customer an item of property, plant and equipment that the company must then use either to connect the customer to a network or to provide the customer with access to a supply of goods and services.

On 16 April 2009, the IASB issued a series of modifications to IFRS ("improvements"). According to the IASB, those listed below contain changes that affect the presentation, recognition and valuation of items in the financial statements; this list omits terminology or editorial changes with a minimal impact on the accounts and changes that affect standards or interpretations that do not apply to the Company:

- IAS 1 – Presentation of Financial Statements: the amendment to IAS 1, which must be applied from 1 January 2010, modifies the definition of current assets; for the purposes of the classification of a liability as current or non-current, the existence of a currently exercisable option for conversion into equity instruments is irrelevant.
- IAS 7 – Statement of Cash Flows: the amendment to IAS 7, which must be applied from 1 January 2010, states that only the cash flows arising from expenses resulting from the recognition of an asset on the balance sheet can be classified in the cash flow statement as deriving from investing activities, while the cash flows arising from expenses that do not result in the recognition of an asset (which may be the case for advertising and promotional costs or staff training costs) must be classified as deriving from operating activities.
- IAS 17 – Leases: the amendment, which must be applied from 1 January 2010, requires that the general conditions set out in IAS 17 for the purposes of the classification of leasing agreements as finance or operating leases will also apply to leased land, regardless of whether ownership is transferred at the end of the contract; therefore land covered by existing leasing agreements that have not expired at the date of adoption of the amendment must be valued separately, and a new lease may be recognised retrospectively as if the related agreement were a finance lease.
- IAS 38: Intangible Assets: this amendment, which must be applied prospectively from 1 January 2010, is a consequence of the amendment made to IFRS 3 in 2008. It clarifies the valuation methods to be used for the fair value valuation of intangible assets for which there is no active reference market. These methods include the estimated net present value of cash flows generated by the asset, an estimate of the costs that the company has avoided by owning the asset (i.e. by not obtaining it via a licensing agreement) and an estimate of the costs necessary to replace it.
- IAS 39 – Financial Instruments: Recognition and Measurement: this amendment, which must be applied prospectively from 1 January 2010, restricts the exemption set out in paragraph 2(g) of IAS 39 to forward contracts between the acquirer and a vendor in a business combination to buy or sell an acquiree at a future acquisition date, where the completion of the business combination is not dependent on further transactions between the two parties, but only on the elapsing of an appropriate period of time. The exemption does not apply to option contracts that on exercise, in relation to the occurrence or non-occurrence of future events, would result in one of the two parties taking control of an entity.
- IFRIC 9 – Reassessment of Embedded Derivatives: this amendment, which must be applied prospectively from 1 January 2010, excludes embedded derivatives acquired in a business combination at the time of the formation of businesses under common control or joint ventures. It also states that the entity, based on the circumstances existing when it first becomes party to a hybrid contract, must assess whether the embedded derivatives contained in the contract are required to be separated from the host contract when the entity reclassifies a hybrid instrument at fair value with the changes taken to the income statement. It is possible to make a subsequent reassessment, but only if there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract.

- Improvement to IFRS 2 – Share-based Payments: payments based on Group shares settled for cash

  The amendment, issued in June 2009 and applicable from 1 January 2010, had not been approved at the reporting date. This amendment, in addition to clarifying the scope of IFRS 2 and how it relates to the other standards, establishes that the company receiving goods or services in the context of share-based payment plans must account for these goods or services irrespective of which group company settles the transaction, whether or not the settlement is in cash or shares. The amendment specifies that a company must value the goods or services received in the context of a transaction settled in cash or shares from its own viewpoint, which may not coincide with that of the Group and with the amount recognised in the consolidated accounts. With the publication of this amendment, which incorporates the guidelines previously included in IFRIC 8 – Scope of IFRS 2 and in IFRIC 11 – IFRS 2 – Group and Treasury Share Transactions, the IASB withdrew IFRIC 8 and IFRIC 11.

- Improvement to IAS 32 – Financial Instruments: Presentation – Classification of Rights Issues

  This amendment, issued on 8 October 2009 and applicable retrospectively from 1 January 2011, was published in the Official Journal of the European Union of 24 December 2009 under Commission Regulation (EU) 1293/2009 of 23 December 2009.

  The amendment clarifies how to account for certain rights when the instruments issued are denominated in a currency other than the issuers' functional currency.

  If such instruments are offered pro rata to all shareholders for a fixed amount of cash, they should be classified as equity instruments even if their exercise price is denominated in a currency other than the issuer's functional currency.

- Improvement to IAS 24 – Related Party Disclosures

  The amendment, issued on 4 November 2009 and applicable from 1 January 2011, simplifies the information to be provided in the case of transactions with related parties that are State-controlled entities; however, it had not been approved at the reporting date.

- IAS 9 – Financial Instruments

  This standard was issued on 12 November 2009 and is applicable from 1 January 2013; however, it had not been approved at the reporting date. The publication of this standard represents the first stage of a process in which IAS 39 will be fully replaced.

- Improvement to IFRIC 14 – Prepayment of a Minimum Funding Requirement

  The amendment, issued on 26 November 2009 and applicable from 1 January 2011, allows prepayments of a minimum funding requirement to be recognised as an asset; however, it had not been approved at the reporting date.

- Improvement to IFRIC 19 – Extinguishing Financial Liabilities with Equity Instruments

  This amendment, issued on 26 November 2009 and applicable from 1 January 2011, had not been approved at the reporting date. It states that if a company renegotiates the terms of an agreement with a creditor to which it issues equity instruments to extinguish a financial liability, these equity instruments become part of the price paid and must be valued at fair value. In addition, the difference between the carrying value of the original financial liability and the fair value of the equity instruments must be taken to the income statement.

5. Default risk: negative pledges and debt covenants

The agreements relating to the bonds issued by the Company include negative pledges and covenants.

The negative pledge clauses are intended to limit the Company's ability to grant significant rights to the assets of the Company and the companies it directly or indirectly controls to third parties, in particular by establishing specific restrictions on selling or pledging assets.

The covenants include the Company's obligation to attain particular levels for certain financial indicators, most notably the ratio of net debt to measures of Company profitability.

These indicators are also calculated at consolidated level, i.e. taking into account all the companies directly or indirectly controlled by the Company.

The Company therefore monitors both the restrictions and the levels of the financial indicators, as it is also the guarantor of the private placements issued by its subsidiary Redfire, Inc., whose agreements include the same covenants.

If the Company fails to fulfil these obligations, after an observation period in which any breach has not been rectified, it could be served with notice to repay the residual debt.

These ratios are monitored by the Company on a regular basis, and have so far been a long way from reaching the thresholds that would constitute non-compliance.

6. Segment reporting

Segment information is provided in detail in the notes to the consolidated accounts.

7. Net sales

Net sales totalled €308,984,737 in 2009, broadly in line with 2008; these mainly relate to sales to the Group's trading companies, and to a minor extent, to third parties in respect of agreements for manufacturing under licence.

Information on sales performance is included in the notes to the consolidated accounts and in the financial statements of the subsidiaries that sell the Group's products, which provide a more significant representation of the trends in the sales of the Group's products on its key markets.

8. Cost of goods sold

	2009 (€)	2008 (€)
Materials and manufacturing costs	239,286,461	243,526,488
Distribution costs	6,585,963	7,113,069
Total cost of goods sold	**245,872,424**	**250,639,557**

	2009 (€)	2008 (€)
Raw materials and finished goods purchased by third parties	200,211,497	203,681,115
Miscellaneous sales – adjustments to cost of goods sold	(1,572,383)	(2,367,660)
Sale of materials, refunds	(2,604,133)	(426,849)
Transaction charges	698,060	–
Personnel costs	15,869,956	15,128,024
Other personnel-related costs	1,352,582	1,633,158
Depreciation and amortisation	9,519,813	8,461,403
Amounts used	3,600,123	3,940,889
External production and maintenance costs	9,108,647	9,459,031
Variable transport costs	1,826,643	2,325,304
Operating leases and rental expenses	573,509	611,753
Cost of services, consultancy and insurance	5,944,428	5,985,178
Taxes	350,141	347,129
Bank charges	84,719	577,951
Other miscellaneous costs and income	908,823	1,283,131
Total cost of goods sold	**245,872,424**	**250,639,557**

The item mainly comprise the cost of production materials, such as raw materials, packaging, goods and related ancillary costs, as well as costs allocated to manufacturing units, such as personnel costs, depreciation and amortisation, service provision and the running costs of production plants.

The reduction in the cost of goods sold compared to the previous year, both in absolute terms and as a percentage of net sales, is attributable to a reduction in the cost of materials owing to improved contractual conditions obtained for the purchase of raw materials and packaging, and to a more favourable mix of products sold.

However, there was an increase in production costs, mainly due to higher depreciation and amortisation relating to significant industrial investments capitalised during the year.

Distribution costs fell as a result of the optimisation of logistics costs and efficient management of distribution processes.

9. Structure costs

	2009 (€)	2008 (€)
Sales costs	1,560,878	1,401,765
General and administrative costs	36,026,435	33,671,978
Other operating income and costs	(5,370,340)	(15,005,595)
Total structure costs	**32,216,973**	**20,068,148**

	2009 (€)	2008 (€)
Depreciation and amortisation	3,280,816	1,671,404
Personnel costs	14,758,212	13,865,939
Other personnel-related costs	2,444,285	3,161,105
Meetings and conferences	276,616	388,684
Travel, transfers, training and meetings	1,074,907	1,090,293
Amounts used	2,131,199	1,940,465
Services, maintenance and insurance	7,208,366	5,390,986
Operating leases and rental expenses	4,817,356	5,026,676
Taxes	375,370	312,652
Income from property	(1,428,616)	(1,130,159)
Intragroup services rendered	(3,956,556)	(3,979,661)
Other miscellaneous costs and income	1,235,018	(7,670,235)
Total structure costs	**32,216,973**	**20,068,148**

Other operating income and costs, for which the net figure was income of €4,551,500, mainly comprised revenues generated by the passing on of costs for services rendered by the Parent Company to subsidiaries of €3,956,556, as defined by contract, for administrative, financial, IT and legal services (see note 40 – Related parties for more detail). Operating income also included royalties of €434,984 and refunds for agricultural levies of €396,262.

Operating costs also included miscellaneous risk provisions of €100,000, royalties payable of €198,610 and capital losses on disposals and scrapping of materials of €270,975.

For details of non-recurring income and costs, see note 15 (Non-recurring income and costs).

10. Depreciation

The depreciation and amortisation reported in the income statement are broken down by asset type as follows. It should be noted that there were no impairment losses in the two periods reported.

	2009 (€)	2008 (€)
Depreciation, amortisation and any losses in value:		
– Depreciation of tangible assets	11,300,949	8,674,257
– Amortisation of intangible assets	1,512,080	1,485,410
	12,813,029	**10,159,667**
of which		
Amounts included in cost of goods sold:		
– Depreciation of tangible assets	9,494,510	8,419,944
– Amortisation of intangible assets	25,303	41,459
Included in advertising and promotional expenses:		
– Depreciation of tangible assets	12,400	24,800
– Amortisation of intangible assets	–	2,060
Included in structure costs:		
– Depreciation of tangible assets	1,794,039	229,514
– Amortisation of intangible assets	1,486,777	1,441,890
	12,813,029	**10,159,667**

11. Personnel costs

This item breaks down as follows:

	2009 (€)	2008 (€)
Salaries and wages	22,052,087	20,558,549
Social security contributions	6,962,807	6,538,516
Other costs	948,683	1,613,158
Costs for post-employment benefits	1,474,488	1,705,431
Cost of share-based payments	2,585,548	2,157,548
	34,023,613	**32,573,202**
of which:		
amounts included in cost of goods sold	16,446,792	16,003,123
amounts included in sales costs	925,399	881,556
amounts included in general and administrative costs	16,515,999	15,507,023
amounts included in one-off costs	135,423	181,500
	34,023,613	**32,573,202**

12. Miscellaneous management costs

	2009 (€)	2008 (€)
Taxes, penalties	758,989	751,144
CONAI grants on purchases	1,122,767	1,124,557
Entertainment costs	505,967	198,903
Membership fees	137,117	139,204
Newspapers, journals and other publications	99,624	93,805
Charitable donations	1,973	1,064
Wine consortium costs	438,554	463,618
Capital losses on the sale of tangible assets	5,119	6,243
Capital losses on the scrapping of materials	265,855	31,692
Costs for managing leased buildings	4,823	11,188
Free gifts	105,763	89,643
Settlement for defective glass	–	2,167,313
Expenses relating to previous financial years	2,155,825	768,330
Miscellaneous expenses	1,003,146	620,025
	6,605,522	**6,466,729**
of which:		
amounts included in cost of goods sold	2,906,035	1,879,574
amounts included in advertising and promotional expenses	325,566	6,368
amounts included in sales costs	119,686	45,346
amounts included in general and administrative costs	2,288,502	4,444,947
amounts included in one-off operating costs	–	56,435
amounts included in taxes	965,733	34,059
	6,605,522	**6,466,729**

13. Other costs

Rental costs on operating leases are broken down below.

	2009 (€)	2008 (€)
Hardware	714,022	528,082
Software	34,130	30,921
Cars	739,941	807,604
Lifting apparatus	139,001	277,785
Plant equipment	74,003	79,822
Protective clothing	89,350	88,646
Photocopiers	99,241	110,060
Tanks	28,968	39,834
Other	31,552	20,937
	1,950,208	**1,983,691**

14. Research and development costs

The Company's research and development activities relate solely to ordinary production and commercial activities, in particular, product quality control and packaging studies, the cost of which (€ 140,692) is included in advertising and promotional expenses.

These costs are not capitalised, but fully expensed to the income statement in the period when incurred.

15. Other one-offs: income and charges

	2009 (€)	2008 (€)
Capital gains on disposals of equity investments	182,645	4,048,939
Capital gains on disposals of fixed assets	810,054	6,264,307
Income from subsequent definition of contracts from previous years	2,205,351	247
Total other one-off income	**3,198,050**	**10,313,493**
Capital losses on disposals of fixed assets	–	(46,853)
Capital losses on disposals of equity investments	(50,840)	–
Demolition costs	(235,000)	–
Personnel restructuring costs	(399,423)	(181,500)
Rental fees	(1,339,216)	–
Expenses relating to disposals of fixed assets	–	(149,700)
Write-down of non-trade receivables	(150,000)	
Miscellaneous one-off charges	(204,731)	(24)
Total other one-off charges	**(2,379,210)**	**(378,077)**
Other one-off charges (income)	**(818,840)**	**(9,935,416)**

Rental fees were paid to the lessor of the property previously used as the headquarters of some of the Italian group companies, as compensation for the delay in vacating the property.

In addition, one-off income and charges were affected by net charges of €4,904,163 classified under financial income and charges (see below).

16. Net financial income and charges

The table below shows the changes in the components of financial income and charges during the two years under review.

	2009 (€)	2008 (€)
Bank interest and term deposits	443,864	1,044,658
Interest receivable and financial income from cash investments	–	22,111,900
Dividends from other companies	8,128	12,853
Other income	25,486	79,297
Total financial income	**477,478**	**23,248,708**
Interest paid on bonds and private placement	(13,481,282)	(9,361,380)
Interest paid on leases	(255,126)	(771,806)
Interest paid to banks and on loans	(1,985,604)	(494,800)
Interest paid and financial charges on cash investments	–	(21,232,280)
Total interest paid to third parties	**(15,722,012)**	**(31,860,266)**
Net interest from centralised cash management system with Group companies	(2,050,178)	(3,251,422)
Interest on loans from Group companies	(7,646,199)	(14,420,990)
Total interest paid to Group companies	(9,696,377)	(17,672,412)
Total interest paid	**(25,418,389)**	**(49,532,678)**
Actuarial effects on defined benefit plans	(247,344)	(269,935)
Bank charges	(51,015)	(35,689)
Other costs and exchange rate differences	(102,288)	(197,174)
Total financial charges	**(25,819,036)**	**(50,035,476)**
One-off financial charges on Term Loan Facility	(7,653,034)	–
Income from one-off costs passed on to subsidiaries	2,748,872	–
Change in fair value of derivatives not used for hedging	–	–
Write-down of financial assets	–	(4,725,000)
One-off financial charges	**(4,904,163)**	**(4,725,000)**
Net financial income (charges)	**(30,245,720)**	**(31,511,769)**

Financial management generated better results than in the previous year. In particular, total net financial income and charges benefited from the reduction in debt owed to subsidiaries, although financial charges increased, mainly due to the €350,000,000 bond issue placed on the European market in October, with annual coupons paid at a fixed rate of 5.375%.

One-off financial charges for the year related to the Term and Revolving Loan Facility made available to the Company by a group of leading banks, for the purpose of financing the acquisition of Wild Turkey (completed in May 2009); the amount drawn down was fully repaid during the year.

These changes totalled €4,904,163, net of the amount passed on to subsidiaries.

In addition, the financial income and charges arising from the bond issue, and the related hedging instruments, are shown below.

	2009 (€)	2008 (€)
Financial charges paid to bondholders for US$ 300,000,000 private placement	(9,581,101)	(9,131,692)
Financial charges paid to bondholders for €350,000,000 Eurobond	(4,023,785)	–
Financial charges paid to bondholders (coupons)	**(13,604,886)**	**(9,131,692)**
Financial charges on derivatives relating to US$ 300,000,000 private placement	(9,811,925)	(13,663,686)
Financial charges on derivatives relating to €250,000,000 Eurobond	(1,887,783)	–
Total financial charges on derivatives	**(11,699,708)**	**(13,663,686)**
Financial income on derivatives relating to US$ 300,000,000 private placement	9,581,103	9,131,693
Financial income on derivatives relating to €250,000,000 Eurobond	2,874,132	–
Total financial income on derivatives	**12,455,235**	**9,131,693**
Net cost of coupons and hedging	**(12,849,359)**	**(13,663,685)**
Net change in net fair value and other amortised cost components	(1,434,067)	3,430,866
Cash flow hedge reserve reported in the income statement for the year	802,145	871,439
Net interest paid on bonds	**(13,481,281)**	**(9,361,380)**

More information on financial management performance is provided in the notes on the financial situation and financial instruments.

17. Current and deferred taxes

Details of current and deferred taxes included in the Company's income statement are as follows:

	2009 (€)	2008 (€)
Income tax – current		
– taxes for the period	6,476,631	1,935,503
– taxes relating to previous financial years	807,223	(1,847,108)
Income tax – deferred		
– deferred tax income	911,699	1,272,711
– deferred tax expense	(5,655,054)	(587,358)
Income tax posted to the income statement	**2,540,499**	**773,748**

The amounts of current and deferred taxes credited and debited directly to shareholders' equity during the period relate only to the valuation at fair value of cash flow hedging contracts on bonds.

	2009 (€)	2008 (€)
Deferred taxes relating to items debited or credited to shareholders' equity		
– Deferred tax assets	(824,450)	–
– Deferred tax liabilities	(4,600,968)	1,507,263

Taxes are calculated based on the regulations in force, applying the current rate of 27.5% for IRES and 3.9% for IRAP.

The following table shows a reconciliation of the theoretical tax charge with the Company's actual tax charge.

The theoretical rate used is that in force on the reporting date, based on legal provisions, taking into account the rates for both IRES and IRAP, which have different tax bases.

Tax base differences are included under the permanent differences item.

	2009 (€)	2008 (€)
Profit before tax	**34,189,685**	**36,114,511**
Current tax rate	31.40%	31.40%
Theoretical taxes	10,735,561	11,339,956
Permanent differences	(8,267,788)	(8,720,188)
Other differences	72,726	(1,846,020)
	(8,195,062)	**(10,566,208)**
Actual tax charge	**2,540,499**	**773,748**
Actual tax rate	7.43%	2.14%

Permanent differences mainly concern the tax effect of dividends received from subsidiaries.

Pre-tax profit represents the income on which tax is calculated, in accordance with current tax regulations.

Details of deferred tax income and expense posted to the end-of-year income statement and balance sheet are broken down by type as follows:

	Balance sheet		Income statement	
	31 December 2009 (€)	31 December 2008 (€)	2009 (€)	2008 (€)
Deferred expenses	511,866	1,311,437	(154,091)	(162,954)
Taxed reserves	1,162,293	1,285,976	(100,310)	(334,546)
Other	10,153,192	2,750,434	5,909,455	1,084,858
Deferred tax assets	**11,827,351**	**5,347,847**	**5,655,054**	**587,358**
Accelerated depreciation	(4,090,214)	(4,653,971)	563,757	551,505
Capital gains subject to deferred taxation	(1,641,560)	(2,676,784)	1,035,223	(480,619)
Goodwill and trademarks deductible locally	(8,468,950)	(6,482,523)	(1,986,426)	(1,986,426)
Leasing	(2,629,124)	(2,629,124)	–	–
Other	(1,793,534)	(5,870,249)	(524,253)	642,829
Deferred tax liabilities	**(18,623,382)**	**(22,312,651)**	**(911,699)**	**(1,272,711)**

The overall detail of changes is shown in the tables below.

In addition, deferred taxes at 31 December 2008 include items taken to shareholders' equity totalling €5,600,271.

Deferred tax assets

Deferred tax assets arise solely from temporary differences and mainly relate to the creation of taxed provisions, such as provisions for inventory write-downs, provisions for miscellaneous risks and future liabilities and costs that are deductible on the basis of certain tax measures, such as taxes, directors' remuneration and auditing fees.

The rates applied for the purpose of allocating deferred tax assets correspond to those in force, based on existing regulations, in the period in which the related release is expected (the current rate of 27.5% for IRES and 3.9% for IRAP).

The amounts credited and debited in relation to this item are taken from the income statement for the period.

The table below summarises the deferred tax assets reported and the related effects.

Nature of temporary differences (*)	31 December 2009		31 December 2008	
	Amount of temporary differences (€)	Tax effect IRES 27.5% IRAP 3.9% (€)	Amount of temporary differences (€)	Tax effect IRES 27.5% IRAP 3.9% (€)
Entertainment expenses	32,074	10,071	66,180	20,781
Miscellaneous provisions	4,183,977	1,162,294	4,451,694	1,285,976
Write-downs of goods recorded under fixed assets	917,166	287,990	–	–
Non-deductible interest payable – adjusted in tax consolidation	22,207,149	6,106,966	4,416,218	1,214,460
Write-down of financial assets	4,725,000	1,299,375	–	–
Cash flow hedge reserve – Eurobond	2,921,649	803,453	–	–
Differences relating to depreciation and amortisation	3,439,931	1,027,733	3,005,582	934,316
Directors' remuneration	1,183,000	325,325	1,335,000	367,125
Other	2,609,657	804,144	4,893,820	1,525,189
	42,219,603	**11,827,351**	**18,168,494**	**5,347,847**

(*) IRAP tax effect where applicable.

The change in the balance of deferred tax assets, of €6,479,504, is broken down below.

	(€)
Deferred tax assets at 1 January 2009	5,347,847
Adjustment to IRES deferred tax assets relating to previous financial years	1,273,524
For IRES deferred tax assets in the year	6,019,577
For IRES deferred tax assets in the year (from cash flow hedging)	824,450
Use of IRES deferred tax assets	(1,482,499)
Use of IRES deferred tax assets (from cash flow hedging)	(20,997)
Use of IRAP deferred tax assets	(134,551)
Total change in the year	**6,479,504**
Deferred tax assets at 31 December 2009	**11,827,351**

Deferred tax liabilities

Temporary differences involving the reporting of deferred tax provisions relate mainly to accelerated depreciation and amortisation and the deferral of capital gains carried out in previous years.

The rates applied for the purpose of allocating deferred tax liabilities correspond to those in force, based on existing regulations, in the period in which the related release is expected (the current rate of 27.5% for IRES and 3.9% for IRAP).

The amounts credited and debited in relation to this item are taken from the income statement for the period, or are recorded directly under shareholders' equity if the deferred liabilities are also recorded under shareholders' equity.

The table below summarises the deferred tax liabilities reported and the related effects.

Nature of temporary differences (*)	31 December 2009		31 December 2008	
	Amount of temporary differences	Tax effect IRES 27.5% IRAP 3.9%	Amount of temporary differences	Tax effect IRES 27.5% IRAP 3.9%
	(€)	(€)	(€)	(€)
Differences relating to depreciation and amortisation	13,026,159	4,090,214	9,689,989	4,653,971
Write-down of receivables	747,070	205,445	863,718	237,522
Deferred capital gains	5,638,679	1,641,560	9,072,496	2,676,784
Inventories	2,620,320	797,917	–	–
Cash flow hedge	1,883,895	518,071	19,493,183	5,360,625
Leasing	8,100,825	2,629,125	8,100,825	2,629,126
Amortisation of trademarks	26,971,177	8,468,950	20,644,979	6,482,523
Other	945,064	272,100	945,064	272,100
	59,933,189	**18,623,382**	**68,810,254**	**22,312,651**

(*) IRAP tax effect IRAP where applicabile.

The change in deferred tax liabilities in the period, of €3,689,269, is shown below.

	(€)
Deferred tax liabilities at 1 January 2009	22,312,651
Adjustment to IRES deferred tax liabilities relating to previous financial years	644,041
Increase in IRES deferred tax liabilities	1,794,109
Use of IRES deferred tax liabilities in the year	(1,296,108)
Use of IRES deferred tax liabilities (from cash flow hedging)	(4,842,554)
Adjustment to IRAP deferred tax liabilities relating to previous financial years	77,329
Increase in IRAP deferred tax liabilities in the year	246,722
Use of IRAP deferred tax liabilities in the year	(312,808)
Total change in the year	**(3,689,269)**
Deferred tax liabilities at 31 December 2009	**18,623,382**

The increase in IRES deferred taxes for the year include the provision of €1,785,100 recorded under shareholders' equity as it represents the deferred tax effect of the changes in the year in the cash flow hedge reserve, to which provisions are made in respect of hedging instruments on bond issues (see note 37 – Financial instruments).

18. Net tangible assets

	Land and buildings (€)	Plant and machinery (€)	Other (€)	Total (€)
Carrying value at start of year	87,710,323	117,954,181	10,772,112	216,436,616
Accumulated amortisation at start of year	(19,826,334)	(73,815,206)	(9,636,841)	(103,278,383)
Balance at 1 January 2009	**67,883,989**	**44,138,975**	**1,135,271**	**113,158,233**
Investments	11,816,234	11,627,788	2,082,739	25,526,761
Disposals	–	(5,254)	–	(5,254)
Depreciation	(2,529,256)	(8,177,377)	(594,316)	(11,300,949)
Reclassification from assets held for sale	–	1,532,898	–	1,532,898
Other reclassifications	8,948	(1,700)	(6,736)	513
Write-downs	(7,152)	(272,458)	279	(279,331)
Other changes	(424,998)	–	–	(424,998)
Balance at 31 December 2009	**76,747,765**	**48,842,871**	**2,617,236**	**128,207,903**
Carrying value at end of year	103,400,354	135,074,462	12,634,258	251,109,074
Accumulated amortisation at end of year	(22,359,821)	(90,524,324)	(10,017,022)	(122,901,167)

In 2009, the Company completed the construction of the new headquarters at Sesto San Giovanni, the cost of which, including related equipment and furnishings, totalled €51,607,076.

In addition, a new 12,000 square metre storage facility for finished products was built at the Novi Ligure site, as an extension to the existing building, at a cost of €6,931,060.

Write-downs mainly concerned the renovation of production equipment at the various industrial sites.

In addition, to meet industrial requirements, certain plants and production lines at the Sulmona site, which were removed from use in 2007 and put up for sale, were returned to use and reclassified from non-current assets held for sale to plant and machinery (€1,532,898 thousand).

The building at Sulmona and plant directly relating to the facility remained classified under non-current assets held for sale (for more information see note 29 – Non-current assets held for sale).

These factors are described in more detail below.

Land and buildings

This item mainly includes the land that the Novi Ligure facility occupies, as well as the buildings essential to the operation of the Crodo, Canale and Novi Ligure manufacturing units.

The Novi Ligure industrial complex is covered by a finance leasing contract signed on 16 February 2004.

This item also includes the water system, plumbing works and light buildings.

In 2009, the construction was completed of the new headquarters of some of the Group's Italian companies at Sesto San Giovanni, for which the investment for the year was €11,767,914, including €4,810,355 recorded under land and buildings.

The Novi Ligure facility was expanded with the construction of a new storage facility for finished goods (€6,931,060) and other rebuilding work (€21,565).

Other increases related to expansion and rebuilding work at the Canale (€513,252) and Crodo (€458,622) plants.

Plant and machinery

The item includes plant and machinery, and tanks for manufacturing units.

It also includes equipment at the Novi Ligure site, which is covered by a finance lease.

Increases in the item chiefly refer to facilities attached to the building that houses the Company's new headquarters (€5,700,922) and investments made in new plant and production lines at the Novi Ligure (€3,795,111), Canale (€1,430,519) and Crodo (€693,283) sites.

Disposals largely refer to the sale and scrapping of obsolete materials that can no longer be used in production.

Lastly, the item includes € 1,532,898 for certain plants and production lines at the Sulmona site that have been reclassified; these were previously classified as non-current assets held for sale after they were removed from use in 2007 and put up for sale.

During the year, the Company deemed it appropriate to return to using these plans and production lines owing to the requirements of its industrial investment plan; they were then reclassified under plant and machinery at their net carrying value prior to being classified as held for sale, adjusted for the depreciation that would otherwise have been recorded in the reference periods.

Other

This item includes various equipment, including laboratory apparatus and other assets such as furniture, office machines, electronic machines, minor equipment, cars and goods vehicles.

The increases refer to equipment at the Company's new headquarters (€6,506), the Canale (€27,837), Crodo (€50,977) and Novi Ligure (€17,878) sites, and the chemistry laboratory at Sesto San Giovanni (€105,368).

These also apply to purchases of furniture and electronic machines for the Company's new headquarters (€1,484,231), the Novi Ligure site (€393,621) and other production sites (€6,770).

Tangible assets by ownership

The following table provides a breakdown of tangible assets by ownership.

	Fixed assets (€)	Fixed assets (€)	Total (€)
Land	598,994	2,552,797	3,151,791
Buildings	59,299,777	18,588,963	77,888,740
Plant and machinery	43,728,066	822,070	44,550,136
Industrial equipment	682,199	–	682,199
Other assets	1,935,037	–	1,935,037
	106,244,073	**21,963,830**	**128,207,903**

Additional information is provided below, in accordance with paragraph 79 of IAS 16.

	Land and buildings (€)	Plant and machinery (€)	Other (€)	Total (€)
Gross value of fully depreciated assets still in operation	2,775,622	42,728,131	8,574,508	54,078,261
Net value of assets removed from service and not classified as held for sale	–	855,962	6,246	862,208

19. Investment property

Investment property (€647,842) consists of apartments and commercial premises in Milan and Verbania.

It also includes two buildings in rural locations in the province of Cuneo.

20. Goodwill and trademarks

Goodwill and trademarks are recorded at €307,081,600 and €114,542,472 respectively.

During the year there were no changes in either item.

The goodwill was generated following the merger of subsidiaries. In particular, the goodwill relating to the merger into the Parent Company of Francesco Cinzano & C.ia S.p.A. (completed in 2003), Campari-Crodo S.p.A. (completed in 2004) and Barbero 1891 S.p.A. (2006) is reported at €71,045,378, €98,177,222 and €137,859,000 respectively.

Goodwill is not amortised, but is instead subject to impairment tests which are carried out annually, or more frequently if events or changes in circumstances indicate a possible loss.

Please see the paragraph below for further details on these valuations.

Trademarks include the value of the brands Glen Grant (€98,263,936), Riccadonna (€11,300,000), Cynar in Brazil and Switzerland (€1,626,435), Cinzano (€771,542), X-Rated Fusion Liqueur on international markets (€1,553,021) and Mondoro in the US (€1,027,538).

Trademarks are not amortised as they are considered to have an indefinite useful life; they were subject to impairment tests as of 31 December 2009, but did not show any indication of impairment.

21. Impairment

	31 December 2009 (€)	31 December 2008 (€)
Riccadonna	11,300,000	11,300,000
Cinzano	771,542	771,542
Cynar (Brazil and Switzerland)	1,626,435	1,626,435
X-Rated Fusion Liqueur	1,553,021	1,553,021
Glen Grant	98,263,936	98,263,936
Mondoro (USA)	1,027,538	1,027,538
Total trademarks	**114,542,472**	**114,542,472**
Goodwill from Francesco Cinzano & C.ia S.p.A. merger	71,045,378	71,045,378
Goodwill from Campari-Crodo S.p.A. merger	98,177,222	98,177,222
Goodwill from Barbero 1891 S.p.A. merger	137,859,000	137,859,000
Total goodwill	**307,081,600**	**307,081,600**

Davide Campari-Milano S.p.A. ascertains the possibility of recovering amounts relating to goodwill and trademarks that are recorded in the accounts by carrying out impairment tests annually, or more frequently if there are indications of a loss in value.

The recoverability of the amounts relating to goodwill and trademarks is assessed through an estimate of their value in use, which is the present value of future cash flows discounted at a rate that reflects the time value of money and specific risks on the valuation date.

For the purposes of the impairment tests, the amounts for goodwill and trademarks were allocated to the respective units (or groups of units) that generated cash flows ("cash generating units") on the closing date of the accounts.

Specifically, the cash flow generated by individual products or groups of products (i.e. the Group's brands) was used.

The forecasts of operating cash flows are taken from the 2010 budget and strategic plan drafted by the Group in 2008 for 2009-2013.

The plan, which was not reformulated in 2009, was reviewed in the interests of caution to take into account the change in the macroeconomic environment in relation to the different characteristics of the Group's businesses and key markets.

In addition, the five-year plan was adapted for a ten-year period, factoring in medium to long-term growth rates, which do not exceed the average long-term growth rates for the market in which the Group operates.

The use of a ten-year period is justified by the life cycle of the products with respect to the reference market.

The assumptions used in estimates of future cash flows were determined on the basis of prudential criteria whereby the contribution margin of the brands is held constant.

In addition, the projections are based on criteria of reasonableness, prudence and consistency with respect to the allocation of future general expenses, expected trends in capital investment, conditions of financial equilibrium and macroeconomic assumptions with a particular focus on product price increases, which take into account forecast inflation rates.

The assumptions used in estimates of future cash flows were determined on the basis of the Group's historical averages.

Cash flow projections relate to current operating conditions and therefore do not include cash flows connected with any one-off operations.

The main assumptions for determining the value in use of the cash generating units (i.e. the present value of estimated future cash flows that are assumed to result from the continuing use of the asset) are based on the discount rate and terminal growth rate.

The terminal growth rate was taken to be 1.5%, which does not exceed the sector's estimated long-term growth rate.

The cash flows were discounted at a rate of 7.6%, reflecting the weighted average cost of capital. Reference was made to the Capital Asset Pricing Model to determine the discount rate, based on indicators and parameters that can be observed on the market, the present value of money and the specific risks connected to the business assessed on the reference date of the estimate.

At 31 December 2009, based on the assumptions set out above, the value of goodwill and trademarks was shown to be fully recoverable.

The analysis of the sensitivity of the changes in the main assumptions used, such as the terminal growth rate and discount rate, confirmed that the carrying value of the goodwill and trademarks is fully recoverable.

22. Intangible assets with a finite life

Changes in this item are indicated in the table below.

	Software (€)	Other (€)	Total (€)
Opening book value	3,745,361	12,707,814	16,453,175
Opening accumulated amortisation	(2,701,709)	(10,807,304)	(13,509,013)
Balance at 31 December 2008	**1,043,652**	**1,900,510**	**2,944,162**
Investments	1,405,184	154,086	1,559,270
Amortisation of the period	(511,601)	(1,000,478)	(1,512,079)
Write-downs	–	–	–
Reclassifications and other movements	(96,957)	94,744	(2,213)
Balance at 31 December 2009	**1,840,278**	**1,148,862**	**2,989,140**
Closing book value	5,053,588	12,956,644	18,010,232
Closing accumulated amortization	(3,213,310)	(11,807,782)	(15,021,092)

As regards software, increases in the period include SAP licences (€143,736), Microsoft Office licences (€166,295), licences for administration and management software (€99,000), software licences relating to management of the Company's servers (€213,053) and other software (€116,539).

The item other comprises ongoing software expenses represented by investments in the development and security of IT systems, both for operational purposes and business intelligence and process management.

23. Investments in affiliated companies

During the year, the acquisition was finalised of Wild Turkey, whose activities are recorded under Rare Breed Distilling LLC, which is 100%-owned by the wholly-owned subsidiary Redfire, Inc.

Following this transaction, Redfire, Inc. carried out a US$ 300 million capital increase (€228,597,155).

The transaction is commented on in the section on events taking place during the year.

In addition, the winding up of Campari Teoranta, in which the Company held a stake, was completed.

Lastly, in December, the winding up procedures for Prolera LDA were defined.

Other changes recorded in the value of shareholdings relate to the booking of portions of stock options issued by the Company, with options allocated to directors and employees of subsidiaries, and the related recognition of the capitalisation at the subsidiaries themselves.

The negative difference remains between the cost recorded in relation to the Campari do Brasil Ltda. and Zedda Piras S.p.A. holdings and the related portion of shareholders' equity.

However, this difference does not represent impairment, according to the impairment tests carried out.

	31 December 2008 (€)	Increases (€)	Decreases (€)	31 December 2009 (€)
Campari do Brasil Ltda	115,322,976	244,320	-	115,567,296
Prolera LDA	5,000	–	5,000	–
Campari Teoranta	50,890	-	50,890	-
DI.CI.E. Holding B.V.	27,287,154	810,645	-	28,097,799
Redfire, Inc.	265,893,897	229,119,318	-	495,013,215
Campari Finance Belgium S.A.	64,000,611	–	-	64,000,611
Turati Ventisette S.r.l.	10,000	14,574	-	24,574
Campari Italia S.p.A.	1,300,138	279,883	-	1,580,021
Zedda Piras S.p.A.	81,253,086	164,280	-	81,417,366
Sella & Mosca S.p.A.	4,196,331	–	-	4,196,331
	559,320,083	**230,633,020**	**55,890**	**789,897,213**

Investments in subsidiaries			Share	Shareholders'	Profit/loss	%		Carryng
			capital	equity	at	stake		value
Name	Head office	Currency	amount	31 December 2009 (€)	31 December 2009 (€)	Direct	Indirect	
Cabo Wabo, LLC	San Francisco	US$	2,312,525	1,999,144	–1,625,967		80	
Campari (Beijing) Trading Co. Ltd.	Beijing	RMB	25,189,930	2,472,595	–432,928		100	
Campari Argentina S.R.L.	Buenos Aires	AR$	11,750,000	1,762,644	–471,587		100	
Campari Australia PTY Ltd.	Sydney	AU$	2,000,000	735,723	–544,975		100	
Campari Austria GmbH	Vienna	€	500,000	2,228,876	1,746,979		100	
Campari Deutschland GmbH	Oberhaching	€	5,200,000	18,376,429	13,043,849		100	
Campari do Brasil Ltda	Barueri	BRC	218,631,059	96,560,561	6,641,565	100		115,567,296
Campari Finance Belgium S.A.	Brussels	€	246,926,407	277,189,108	7,940,332	26	74	64,000,611
Campari France	Nanterre	€	2,300,000	9,448,954	2,169,737		100	
Campari International S.A.M.	Monaco	€	180,000,000	186,722,983	5,325,774		100	
Campari Italia S.p.A.	Sesto San Giovanni (MI)	€	1,220,076	47,337,152	42,205,479	100		1,580,021
Campari Japan Ltd.	Tokyo	JPY	3,000,000	35,336	11,408		100	
Campari Schweiz A.G.	Baar	CHF	2,000,000	3,824,338	1,021,743		100	
CJSC Odessa Sparkling Wine Company	Odessa	UAH	13,041,016	3,856,903	–844,499		99,25	
Destiladora San Nicolas S.A. de C.V.	Guadalajara	MXN	25,000,000	11,008,941	–2,206,895		100	
DI.CI.E. Holding B.V.	Amsterdam	€	15,015,000	383,403,317	10,928,961	100		28,097,799
Glen Grant Distillery Company Ltd.	Rothes	GBP	1,000,000	18,682,598	92,905		100	
Glen Grant Ltd.	Rothes	GBP	24,949,000	103,941,743	–21,114		100	
Glen Grant Whisky Company Ltd. (*)	Rothes	GBP	1,000,000				100	
Gregson's S.A.	Montevideo	UYU	175,000	360,125	–30,584		100	
Kaloyiannis-Koutsikos Distilleries S.A.	Volos	€	8,884,200	7,694,840	463,287		75	
M.C.S. S.p.r.l.	Brussels	€	1,009,872	1,228,478	216,746		100	
O-Dodeca B.V.	Amsterdam	€	2,000,000	26,173,753	–36,016		75	
Old Smuggler Whisky Company Ltd.	Rothes	GBP	1,000,000	7,989,448	113,310	100		
Qingdao Sella & Mosca Winery Co Ltd.	Pingdu City, Qingdao	RMB	24,834,454	574,497	–192,458		93,67	
Rare Breed Distilling, LLC	Delaware (operational headquarters: Lawrenceburg)	US$	400,000,000	281,286,585	17,036,477		100	
Red Fire Mexico, S. de R.L. de C.V.	Guadalajara	MXN	1,254,250	–70,980	–20,535		80	
Redfire, Inc.	Delaware (operational headquarters: San Francisco)	US$	566,321,274	558,793,937	43,559,846	100		495,013,215
Rotarius Holding B.V.	Amsterdam	€	18,015	1,334,279	–14,297		100	
Sabia S.A.	Buenos Aires	ARS	40,164,000	6,052,943	–947,393		100	
Sella & Mosca Commerciale S.r.l.	Alghero	€	100,000	1,406,907	192,721		100	
Sella & Mosca S.p.A.	Alghero	€	15,726,041	36,633,720	–3,208,927	12	88	4,196,331
Skyy Spirits, LLC	San Francisco	US$	54,897,463	72,985,385	43,020,703		100	
Société Civile du Domaine de Lamargue	Saint Gilles	€	6,793,200	1,265,053	–764,623		100	
Turati Ventisette S.r.l.	Sesto San Giovanni (MI)	€	20,000	17,433	–2,567	100		24,574
Zedda Piras S.p.A.	Cagliari (operational headquarters: Alghero)	€	16,276,000	27,976,940	–168,827	100		81,417,366

Investments in affiliated companies Name	Head office	Currency	Share capital amount	Shareholders' equity in last (€)	Profit/loss financial year (€)	% stake Direct	% stake Indirect	Carryng value
International Marques V.O.F.	Harleem	€	210,000	293,710	83,710		33.3	
Fior Brands Ltd. (*)	Edinburgh	GBP	100				50	
Focus Brands Trading (India) Private Ltd.	New Delhi	INR	115,998,250	1,406,564	–1,318,351		26	

(*) company in liquidation

24. Other non-current assets

This item breaks down as follows:

	31 December 2009 (€)	31 December 2008 (€)
Term deposits	40,012,200	–
Financial receivables from Lehman Brothers	6,750,000	6,750,000
less write-down provisions	(4,725,000)	(4,725,000)
Other financial receivables	–	92,962
Non-current financial receivables	**42,037,200**	**2,117,962**
S.I.S.A.G. S.r.l.	82,119	82,119
Agenzia Pollenzo Bra	77,446	77,446
Emittente Titoli S.p.A.	38,257	38,257
Wine processing co-operative	16,009	16,009
Soc.Cons.For.Alba	6,000	6,000
Sapi Immobiliare Padova	5,320	5,320
Italian Wine Association (UIV)	4,638	4,638
CONAI	1,097	1,097
ISTUD Istituto Studi Direzionali S.p.A.	1,033	1,033
Banca Credito Cooperativo Alba	220	220
Pejo Funivie	10	10
Alberghi popolari	1	1
Wine Gazette	1	1
Piedmont Promotion Agency	1	1
Shareholdings in other companies	**232,152**	**232,152**
Receivables from related parties	**66,073**	**22,730**
Security deposits	18,074	16,752
Receivables from other entities	1,050	1,050
Tax receivables	515,054	629,191
Non-current receivables from other entities	**534,178**	**646,993**
	42,869,603	**3,019,837**

Term deposits of €40,012,200 refer to liquid investments maturing in March 2011 that earn interest at a fixed rate of 1.22%.

The financial receivables from Lehman Brothers, amounting to €2,025,000, include the value of derivative instruments that the Company had taken out with the investment bank in 2006.

Following the bank's collapse in 2008, the value of these contracts, adjusted to their estimated realisable value (30% of the receivables) was included in long-term financial assets the previous year.

For further details of receivables from related parties, please refer to note 40 – Related parties.

25. Inventories

This item breaks down as follows:

	31 December 2009 (€)	31 December 2008 (€)
Raw materials	6,515,146	5,813,784
Packaging materials	7,970,346	5,992,568
Ancillary materials	510,553	528,336
Maintenance materials	1,488,297	1,415,091
Advertising materials	781,028	937,985
Work in progress and semi-finished products	30,618,363	29,321,292
Finished products and goods for resale	20,088,300	22,135,181
	67,972,033	**66,144,237**

Inventories are reported minus the relevant provisions for write-downs. The changes are shown in the table below.

	(€)
Balance at 1 January 2009	**1,431,606**
Provisions	1,335,986
Amounts used	(1,431,606)
Balance at 31 December 2009	**1,335,986**

The write-down of inventories mainly relates to finished products, and is attributable to the supply of faulty packaging materials that entered production; the total cost of these has been received from the supplier, which is required to compensate for the related losses in full, in accordance with the agreement signed by the parties.

The provisions existing at 31 December 2008 were used following the destruction of the goods, which were written down the previous year.

26. Trade receivables and other receivables

	31 December 2009 (€)	31 December 2008 (€)
Trade receivables from external customers – Italy	853,729	558,838
Trade receivables from external customers – exports	1,169,117	1,072,319
Trade receivables from related parties	59,474,661	50,405,654
Trade receivables	**61,497,507**	**52,036,811**
Tax credits	620,046	266,903
Non-trade receivables from customers	1,382,072	6,064,926
Payments on account on tangible assets	480,893	2,730,839
Receivables from suppliers	993,008	2,863,698
Agricultural levies receivable	390,811	407,532
Receivables from employees	59,762	47,526
Receivables from pension organisations	243,649	18,420
Receivables from related parties	9,365,213	11,789,748
Receivables for prepaid costs	1,064,868	2,339,750
Receivables from others	1,416,341	1,618,354
Miscellaneous doubtful receivables	509,992	84,994
Miscellaneous bad debt provisions	(234,994)	(84,994)
Other receivables	**16,291,661**	**28,147,696**

For further details on receivables from related parties, please refer to note 40 – Related parties.

These receivables are all due within 12 months.

Trade receivables are reported net of the related provisions for write-downs (€133,738).

The item receivables from others (€1,416,341) includes €1,396,000 for receivables in respect of compensation from suppliers of faulty packaging materials, with which an agreement has been signed defining the amount of compensation due (see the information on the write-downs on inventories in note 25 – Inventories).

Receivables for prepaid costs include advertising costs that apply in 2010, in accordance with accrual accounting (€824,176).

A breakdown of the receivables from tax authorities is shown below.

	31 December 2009 (€)
Receivables from tax authorities for tax refunds	271,907
Receivables from tax authorities for withholding tax on TFR	262
Receivables from tax authorities for IRAP and IRES	347,877
	620,046

The table below breaks down receivables by maturity.

For the purpose of this analysis, the other receivables from third parties exclude payments on account to suppliers of fixed assets, receivables from suppliers for advance payments, tax receivables, receivables from employees and pension organisations and receivables for prepaid costs.

31 December 2009	Trade receivables from external customers (€)	Trade receivables from related parties (€)	Other receivables from third parties (€)	Other receivables from related parties (€)	Total (€)
Not due	1,844,679	59,474,661	2,860,501	3,369,960	67,549,801
Due and not written down:					
Less than 30 days	57,394	–	2,071	252,480	311,945
30 – 90 days	11,276	–	109,328	128,132	248,736
Within 1 year	52,234	–	203,626	50,827	306,687
Within 5 years	–	–	13,699	133,330	147,029
Due after 5 years	–	–	–	(828)	(828)
Total due and not written down:	120,904	–	328,724	563,941	1,013,569
Due and written down	191,001	–	509,992	–	700,993
Amount written down	(133,738)	–	(234,994)	–	(368,732)
	2,022,846	**59,474,661**	**3,464,223**	**3,933,901**	**68,895,631**
Payables not significant for breakdown by maturity	–	–	3,462,224	5,431,312	8,893,536
Total	**2,022,846**	**59,474,661**	**6,926,447**	**9,365,213**	**77,789,167**

31 December 2008	Trade receivables from external customers (€)	Trade receivables from related parties (€)	Other receivables from third parties (€)	Other receivables from related parties (€)	Total (€)
Not due	1,450,888	50,405,654	8,080,884	4,413,175	64,350,601
Due and not written down:					
Less than 30 days	77,790	–	4,963	(5,466)	77,287
30 – 90 days	13,341	–	9,134	146,817	169,292
Within 1 year	230	–	13,787	6,660	20,677
Within 5 years	–	–	(153)	–	(153)
Due after 5 years	–	–	–	–	–
Total due and not written down:	91,361	–	27,731	148,011	267,103
Due and written down	234,692	–	84,994	–	319,686
Amount written down	(145,784)	–	(84,994)	–	(230,778)
	1,631,157	**50,405,654**	**8,108,615**	**4,561,186**	**64,706,612**
Payables not significant for breakdown by maturity	–	–	8,267,136	7,228,562	15,495,698
Total	**1,631,157**	**50,405,654**	**16,375,751**	**11,789,748**	**80,202,310**

Trade receivables from third parties for which there is impairment are classified as doubtful; these have mainly been due for more than one year and are the subject of legal proceedings.

These receivables totalled €191,001 at 31 December 2009, gross of write-downs.

Other doubtful receivables from third parties, gross of write-downs, totalled €509,992, and the related provisions increased by €150,000 to €234,994.

Provisions for doubtful receivables are put in place to cover write-downs made to specific positions until the estimated realisable value is accurately represented in the accounts.

As also indicated in the sections of these notes on individual receivables, changes in provisions for doubtful receivables during the year are as follows:

	Provisions for doubtful receivables	
	Trade receivables (€)	Other receivables (€)
Balance at 1 January 2009	145,784	84,994
Provisions	24,083	150,000
Amounts used	(36,129)	–
Balance at 31 December 2009	**133,738**	**234,994**
Balance at 1 January 2008	324,301	84,994
Provisions	–	–
Amounts used	(80,517)	–
Reversals of amounts not used	(98,000)	–
Balance at 31 December 2008	**145,784**	**84,994**

27. Short-term financial receivables

	31 December 2009 (€)	31 December 2008 (€)
Net accrued swap interest income on bonds	1,152,867	–
Short-term financial receivables from related parties	39,460,290	39,389,307
Other short-term financial receivables	92,962	–
Short-term financial receivables	**40,706,119**	**39,389,307**

For further details on receivables from related parties, please refer to note 40 – Related parties.

28. Cash and equivalents and reconciliation with net debt

The table below provides a reconciliation of this item with the cash and cash equivalents shown on the cash flow statement.

	31 December 2009 (€)	31 December 2008 (€)
Current accounts at banks	10,841,354	14,076,015
Cash and liquidity	10,254	12,622
Total cash and cash equivalents	**10,851,608**	**14,088,637**

The reconciliation with the Company's net debt is set out below.

	31 December 2009 (€)	31 December 2008 (€)
Cash	10,254	12,622
Other cash equivalents	10,841,354	14,076,016
Liquidity (A)	**10,851,608**	**14,088,638**
Short-term financial receivables (B)	**40,706,119**	**39,389,307**
Short-term bank debt	64	67
Other short-term financial payables	325,797,195	375,043,699
Short-term financial debt (C)	**325,797,259**	**375,043,766**
Net short-term financial debt (A+B+C)	**274,239,532**	**321,565,821**
Bonds	549,996,487	221,564,328
Other medium/long-term payables	82,636,371	51,081,700
Medium/long-term financial debt (D)	**632,632,858**	**272,646,028**
Net financial debt (A+B+C+D)	**906,872,390**	**594,211,849**
Reconciliation with net cash position:		
Term deposits maturing in more than one year	40,012,200	–
Other medium/long-term receivables	2,025,000,	2,117,962
Medium/long-term financial receivables	42,037,200	2,117,962
Net debt	**864,835,190**	**592,093,887**

For all information concerning the items that make up net debt excluding liquidity, see note 24 – Non-current financial receivables, note 27 – Short-term financial receivables and note 31 – Financial liabilities.

29. Non-current assets held for sale

The item includes assets relating to the Sulmona site, which sold its production assets in 2007 (€6,267,949), the part of the Termoli site not yet sold (€1,022,246), the Ponte Galeria plot in Rome (€3,306,961) and buildings in Crodo (€38,005).

Negotiations are under way with potential buyers of these assets, and a disposal plan is being defined; implementation of this plan has been delayed due in some cases to unfavourable market conditions, and in other cases to complex market conditions, and the period for finalising the sale and transfer of the assets has been extended.

During the year, the Company reclassified the production lines and certain equipment at the Sulmona site, for an amount of €1,535,416, as they were no longer held for sale.

This was made necessary due to the requirements of the industrial investment plan, and therefore it was considered appropriate to return to using the above-mentioned production lines, reclassifying them under plant and machinery at their carrying value prior to being classified as held for sale, adjusted for the depreciation that would otherwise have been recorded in the reference periods.

	(€)
Balance at 1 January 2009	**12,170,577**
Reclassifications under tangible assets	(1,535,416)
Balance at 31 December 2009	**10,635,161**

Non-current assets classified as held for sale are valued at the lower of their net carrying value and fair value less sale costs, based on an estimate prepared by an external consultant appointed by the Company.

30. Shareholders' equity

The Company manages its capital structure and makes changes to it depending on the economic conditions and the specific risks of the underlying asset.

To maintain or change its capital structure, the Company may adjust the dividends paid to the shareholders and/or issue new shares.

In this context, like other groups operating in the same sector, the Company uses the debt/EBITDA ratio as a monitoring tool.

For this purpose, debt is equivalent to the Company's net debt figure, while EBITDA corresponds to the Company's operating profit before depreciation, amortisation and minority interests.

For information on the composition and changes in shareholders' equity for the periods under review, please refer to "Statement of changes in shareholders equity".

Share capital

At 31 December 2009, the share capital was made up of 290,400,000 ordinary shares with a nominal value of €0.10 each, fully paid-up.

Following a resolution of the shareholders' meeting held on 30 April 2009, the Company allocated €31,700,928 of the profit of the year (€33,493,654) to dividends, while the remaining €1,792,726 was carried forward as retained profit.

Bonus share issue proposal

The Board of Directors that approves the Parent Company's draft financial statements has been asked to vote on a proposal to proceed with a bonus share issue to be carried out via the issue of 290,040,000 shares with a nominal value of €0.10 each, to be provided free of charge to shareholders in the ratio of one new share for each share held, through the use of retained profit.

Following the bonus issue, the fully paid-up share capital would total €58,080,000, comprising 580,080,000 ordinary shares.

This proposal will be submitted for the approval of the ordinary and extraordinary shareholders' meetings to be held on 30 April 2010.

Outstanding shares and own shares

Changes in outstanding shares and own shares during the year were as follows:

	No. of shares			Nominal value		
	31 December 2009	31 December 2008	31 December 2007	31 December 2009 €	31 December 2008 €	31 December 2007 €
Outstanding shares at start of period	288,459,253	289,355,546	289,049,453	28,845,925	28,935,555	28,904,945
Purchases for the stock option plan	(2,199,000)	(896,293)	(1,580,268)	(219,900)	(89,629)	(158,027)
Disposals	1,685,627		1,886,361	168,563		188,636
Outstanding shares at end of period	287,945,880	288,459,253	289,355,546	28,794,588	28,845,925	28,935,555
Total own shares held	2,454,120	1,940,747	1,044,454	245,412	194,075	104,445
Own shares as a % of share capital	0.8%	0.7%	0.4%			

Changes for the period refer solely to purchases/sales of own shares.

In 2009, 2,199,000 own shares were acquired for €13,373,833 thousand, which equates to an average price of €6.10 per share.

In addition, subsequent to the reporting date for these financial statements, and until the authorisation of publication, further sales were carried out of a total of 807,506 own shares through the exercise of stock options; and 460,000 shares were purchased at an average price of €8.23 per share.

Dividends paid and proposed

The table below shows the dividends approved and paid in 2009 and 2008 and the dividend subject to the approval of the shareholders' meeting to approve the accounts for the year ending 31 December 2009.

	Total amount		Dividend per share	
	31 December 2009	31 December 2008	31 December 2009	31 December 2008
	(€)	(€)	(€)	(€)
Dividends approved and paid during the year on ordinary shares	31,700,928	31,829,110	0.11	0.11
Dividends proposed on ordinary shares	34,595,206 (*)		0.12	

(*) Calculated based on shares outstanding at the date of the Board of Directors meeting held on 30 March 2010, i.e. 288,293,386 shares (excluding own shares).

Taking into account the bonus share issue proposal, the number of outstanding shares would increase to 576,586,772, and the number of own shares held would be 4,213,228.

The adjusted dividend per share proposed would be €0.06, an increase of 9.1% compared with the 2008 dividend of €0.055 per share (adjusted).

Other reserves

	Reserve for own shares	Stock option	Cash flow hedge reserve	Total
	(€)	(€)	(€)	(€)
Balance at 1 January 2009	**(11,519,924)**	**9,733,519**	**14,132,557**	**12,346,152**
Cost of stock options for the year	–	2,605,309	–	2,605,309
Purchase of own shares	(13,373,833)	–	–	(13,373,833)
Sale of own shares	10,392,118	–	–	10,392,118
Investments in portions of subsidiaries' stock options	–	2,085,712	–	2,085,712
Amounts released and used/not used in the year	–	(1,608,039)	–	(1,608,039)
Cash flow hedging – adjustment in period	–	–	(14,303,375)	(14,303,375)
Reversals in period	–	–	(581,555)	(581,555)
Balance at 31 December 2009	**(14,501,639)**	**12,816,501**	**(752,373)**	**(2,437,512)**

In relation to the sales of own shares in the year, which are shown in the above table at the original purchase price, the Company recorded a loss of €3,464,523.

- Reserve for own shares

  The reserve includes the changes arising from the purchase and sale of own shares intended for the Company's stock option plans.

- Stock option reserve

  Provisions made to the stock option reserve during the year in respect of share-based payments totalled €4,691,021, with an offsetting entry posted to the related shareholdings of €2,085,712, for the allocation of stock options to directors and employees of subsidiaries.

  During the year, options exercised by beneficiaries at Davide Campari-Milano S.p.A. and its subsidiaries amounted to €816,581 and €707,275 respectively.

  Options cancelled during the year amounted to €84,183.

  For more information see note 36 – Stock option plans.

- *Cash flow hedge reserve*

  The cash flow hedge reserve includes the fair value of the hedging instruments of derivatives contracts in respect of the bonds placed by the Company in US dollars at a fixed rate on the US market, and in euro at a fixed rate on the European institutional market (Eurobond).

  The portion of the reserve recorded under shareholders' equity is taken to the income statement when, in respect of the transactions put in place to hedge interest rates, the hedged cash flows are realised and they affect profit or loss.

  The deferred tax effects of the cash flow hedge reserve totalled €285,383, including the amount released to the income statement in respect of the realisation of the hedged cash flows.

  The tax effect recorded under retained profit was €174,853.

  Changes in the cash flow hedge reserve, with the related deferred tax effect, are shown in note 37 – Financial instruments.

Retained profit

Following a resolution of the shareholders' meeting held on 30 April 2009, €31,700,928 of the profit of the year (€33,493,654) was allocated to dividends, while the remaining €1,792,726 was carried forward as retained profit.

Retained profit also includes the effects of adjustments recorded under shareholders' equity following first-time adoption of IFRS.

These profits are classed as distributable profits, as shown in the table below on the availability of shareholders' equity items.

Profits (losses) allocated directly to shareholders' equity

In 2009, adjustments to the cash flow hedge reserve for the period of €19,728,793 were allocated directly to shareholders' equity; net of the related deferred tax effect, this figure was €14,303,375.

In addition, the gains and losses arising from the sale of own shares during the period (a net loss of €3,464,523) were recorded under shareholders' equity.

Availability of items under shareholders' equity

Shareholders' equity at 31 December 2009		Origin		Amounts that may be used	Distributable amounts
		Shareholder payments	Profits		
Share capital	29,040,000	7,498,954	21,541,046	–	–
Own shares	–245,412				
Legal reserve	5,808,000	1,499,791	4,308,209	5,808,000	–
Extraordinary reserve	243,221,990		243,221,990	243,221,990	243,221,990
Equity investment transfer reserve (Leg. Decree 544/92)	3,041,357		3,041,357	3,041,357	3,041,357
Reserve for VAT deductions – 4% (Law 64/86)	591,982		591,982	591,982	591,982
Reserve for VAT deductions – 6% (Law 67/86)	451,142		451,142	451,142	451,142
Reserve for VAT deductions – 6% (Law 130/83)	22,461		22,461	22,461	22,461
Reserve for VAT deductions – 4% (Law 675/77)	2,443		2,443	2,443	2,443
Reserve for VAT deductions – 6% (Law 526/82)	18,258		18,258	18,258	18,258
Reserve for capital grants (Law 696/83)	25,823		25,823	25,823	25,823
Cash flow hedge reserve	–1,037,754		–	–	–
Stock option reserve	12,816,501		–	–	–
Other profits from previous years	206,052,062		206,052,062	206,052,062	204,238,253
	499,808,853	8,998,745	479,276,773	459,235,518	451,613,709
Profit for the year	32,456,408	–	–	–	–
	532,265,261	**8,998,745**	**479,276,773**	**459,235,518**	**451,613,709**

31. Financial liabilities

	31 December 2009 (€)	31 December 2008 (€)
Non-current liabilities		
Bond issued in 2003 (US$)	207,237,455	221,564,328
Bond issued in 2009 (Eurobond)	342,759,031	–
Total bond issues	**549,996,487**	**221,564,328**
Payables to banks and loans	–	–
Property leases	6,345,476	9,662,297
Derivatives on bond issue (US$)	51,933,778	20,516,260
Derivatives on bond issue (Eurobond)	3,403,887	–
Other debt	739,312	903,143
Payables to related parties	20,213,918	20,000,000
Total other non-current financial liabilities	**82,636,371**	**51,081,700**
Current liabilities		
Payables to banks and loans	**64**	**67**
Accrued interest on bonds	8,330,414	4,457,951
Accrued swap interest on bonds	–	1,878,865
Property leases	3,277,444	3,221,202
Payables to related parties	313,848,213	365,155,088
Other debt	341,124	330,592
Total other financial payables:	**325,797,195**	**375,043,698**
Total	**958,430,116**	**647,689,793**

The table below shows a breakdown of the Company's main financial liabilities, together with effective interest rates and maturities.

Note that, as regards the effective interest rate of hedged liabilities, the rate reported includes the effect of the hedging itself.

Furthermore, the values of hedged liabilities are shown here net of the value of the related derivative, whether it is an asset or liability.

	Effective interest rate at 31 December 2009	Maturity	31 December 2009 (€)	31 December 2008 (€)
Bonds				
– issued in 2003 (US$)	fixed rate from 4.03% to 4,37% (1)	2015-2018	259,171,233	242,080,588
	6-month € LIBOR 1 60 basis points (2)			
– issued in 2009 (Eurobond)	fixed rate 5.375%	2016	346,162,919	–
	6-month € LIBOR 1 210 basis points (3)			
Property leases	3-month € LIBOR 1 60 basis points	2010-2012	9,622,920	12,883,499
Other debt	0.90%	2010-2015	1,080,436	1,233,735

(1) Rate applied to bond issue hedged by interest rate swap corresponding to a nominal value of €171.9 million.
(2) Rate applied to bond issue hedged by interest rate swap corresponding to a nominal value of €85.9 million.
(3) Rate applied to bond issue hedged by interest rate swap corresponding to a nominal value of €250 million.

Bonds

Liabilities for bonds include the US$ 300,000,000 bond issue placed in the US institutional market in 2003 and the €350,000,000 Eurobond issue placed in the European institutional market in October 2009.

The first transaction was structured in two tranches of US$ 100,000,000 and US$ 200,000,000, maturing in 12 and 15 years respectively, with a bullet repayment at maturity.

The six-monthly coupons are based on fixed rates of 4.33% and 4.63% respectively.

The Eurobond issue was placed on the European market and matures in 2016.

It was placed solely with institutional investors at a price of 99.431%; coupons are paid annually at the fixed rate of 5.375%.

With regard to both these issues, the Company has put in place various instruments to hedge the exchange rate and interest rate risks.

On the first, a cross currency swap hedging instrument has been used to neutralise the risks related to fluctuations in the US dollar and movements in interest rates, and the US dollar-based fixed interest rate was changed to a variable euro rate (6-month Euribor + 60 basis points).

In addition, various interest rate swaps were put in place involving the payment of an average fixed rate of 4.25% (rates from 4.03% to 4.37%) on total underlyings of US$ 50 million (maturing in 2015) and US$ 150 million (maturing in 2018).

For the second bond issue, carried out in 2009 (Eurobond), an interest rate swap was entered into that involves the payment of a variable rate (6-month Euribor + 210 basis points) on an underlying of €250 million.

The changes in the item in 2009 refer to:

- the €300,000,000 Eurobond issue (net of directly attributable costs of €2,813,095 and issue discount of €1,991,500);
- in relation to the 2003 issue (US$), the valuation of hedging instruments (decrease of €14,686,725) and the related effect on the bonds (increase of €14,358,253);
- in relation to the 2009 issue (Eurobond), the valuation of hedging instruments (decrease of €3,403,887) and the related effect on the bonds (increase of €2,560,247).

For more information on the changes during the year, see note 37 – Financial instruments.

Leasing

Financial payables for leasing refer to the non-current portion of the finance lease contract signed on 16 February 2004 and expiring in 2012, for the industrial building at Novi Ligure and directly related plants.

Other debt

This item includes a loan agreement with the industry ministry, with repayment in ten annual instalments starting in February 2006.

32. Staff severance fund and other employee-related funds

The staff severance fund (TFR), which relates to the Company's employees, pursuant to article 2120 of the Italian civil code, falls under the scope of IAS 19.

Following the reform relating to staff severance funds from 1 January 2007, significant changes have been made for companies with at least fifty employees in the various valuation components, in order to ensure the relevant international accounting standard is correctly adopted.

Following the reform of the complementary pension scheme, TFR contributions accrued up to 31 December 2006 remain in the company, while for contributions accruing from 1 January 2007, employees have the choice

to allocate them to a complementary pension scheme, or keep them in the company, which will transfer the TFR contributions to the INPS fund.

As a result, TFR contributions accrued up to 31 December 2006 will continue to be classified as defined benefit plans, with the actuarial valuation criteria remaining unchanged in order to show the current value of the benefits payable on the amounts accrued at 31 December 2006 when employees leave the company.

TFR contributions accrued from 1 January 2007 are classified as defined contribution plans.

Finally, as the Company usually pays contributions through a separate fund, without further obligations, it records its contributions to the fund for the year to which they relate, in respect of employees' service, without making any actuarial calculation.

Since the contributions in question had already been paid by the Company on the reporting date, no liability is recorded on the balance sheet.

Staff severance fund obligations for the last 3 years	Staff severance fund 31 December 2009 (€)	Staff severance fund 31 December 2008 (€)	Staff severance fund 31 December 2007 (€)
Defined benefit obligations (to 31 December 2006)	5,895,580	6,932,594	7,828,692
Defined contribution obligations (from 1 January 2007)	–	–	–
	5,895,580	**6,932,594**	**7,828,692**

The tables below summarise the components of the net cost of benefits reported in the income statement in 2009 and 2008.

Defined benefit obligations (to 31 December 2006)	Staff severance fund 31 December 2009 (€)	Staff severance fund 31 December 2008 (€)
Financial charges	247,344	269,935
Net actuarial (gains)/losses	(24,641)	264,113
	222,703	**534,048**

Changes in the present value of defined benefit obligations over the year are shown below.

	Staff severance fund 31 December 2009 (€)	Staff severance fund 31 December 2008 (€)
Present value at 1 January 2009	6,932,594	7,828,692
Group company transfers	(56,311)	(46,592)
Benefits paid	(1,203,406)	(1,383,554)
Financial charges	247,344	269,935
Actuarial gains (losses)	(24,641)	264,113
Present value at 31 December 2009	**5,895,580**	**6,932,594**

The main assumptions used in determining the obligations resulting from the plans described are indicated below.

	Staff severance fund 31 December 2009 (€)	Staff severance fund 31 December 2008 (€)
Discount rate	4.5%	4.5%
Future salary increases	3.0%	3.0%
Staff turnover rate	5.0%	5.0%
Inflation rate	2.0%	2.0%

The rates relating to the costs of health benefits are not included in the assumptions used in determining the above obligations. Thus, any changes in these rates would not have any effect.

33. Provisions for risks and future liabilities

The table below indicates changes to this item during the period.

	Tax reserve (€)	Reserve for industrial restructuring (€)	Agent severance fund (€)	Other (€)	Total (€)
Balance at 1 January 2009	**880,000**	**2,401,737**	**50,451**	**420,000**	**3,752,188**
Provisions	–	264,000	–	100,000	364,000
Amounts used	(84,005)	(294,975)	–	(120,000)	(498,980)
Balance at 31 December 2009	**795,995**	**2,370,762**	**50,451**	**400,000**	**3,617,208**
of which, projected disbursement					
due within 12 months	–	2,370,762	–	400,000	
due after 12 months	795,995	–	50,451	–	

Tax provisions of €880,000 were set aside in respect of direct tax and VAT liabilities claimed by the tax authorities in relation to 2004 and 2005 following an inspection.

The Company used €84,005 of these provisions for the VAT penalties and related payment.

For more information on tax-related risks, see the section on risk management in the Directors' report.

The reserve for industrial restructuring, which amounted to €2,370,762 at the end of the period, relates to liabilities recorded following the termination of production at the Sulmona plant in 2007, based on the special agreement with the trade unions regarding the programme of alternative measures and support for employees.

The procedure that led to the creation of this reserve is set to be completed in 2010, with the remainder being used in full.

Moreover, the provision of €264,000 concerns the estimated cost of redundancy measures, on which an agreement was signed in April.

Other provisions include liabilities in respect of disputes and settlements currently being agreed with suppliers.

34. Payables to suppliers and other liabilities

	31 December 2009 (€)	31 December 2008 (€)
Trade payables to external suppliers – Italy	48,379,711	58,327,865
Trade payables to external suppliers – exports	7,584,877	3,745,985
Trade payables to related parties	8,439,910	8,135,905
Payables to external auditors	143,101	111,389
Payables to internal auditors	130,000	129,972
Payables to suppliers	**64,677,599**	**70,451,116**
Payables to employees	3,099,065	2,449,546
Payables to pension organisations	1,968,687	1,002,546
Payables to pension funds and INPS fund	159,261	57,632
Payables to customers	995,000	995,397
Payables to agents	30,486	30,486
Payables to directors	1,183,000	1,335,000
Payables to other related parties	63,363	102,520
Deferred capital gains on property sale	928,767	2,548,875
Payables for deferred revenues	1,119,250	1,278,854
Other	157,804	285,482
Other current liabilities	**9,704,684**	**10,086,338**
Medium/long-term payables to suppliers	–	77,897
Other non-current liabilities	–	77,897

Trade payables to related parties of € 8,439,910 related mainly to purchases of semi-finished and finished products.

For further details on these transactions see note 40 – Related parties.

Payables for deferred revenues refer to capital grants, which are credited to the income statement in proportion to the useful life of the assets to which they relate.

Changes in grants certain to be received, and recorded under other current liabilities, are shown below.

	31 December 2009 (€)	31 December 2008 (€)
Balance at 1 January 2009	**1,272,869**	**1,426,488**
Amounts received during the period	–	–
Amounts posted to the income statement	(153,619)	(153,619)
Balance at 31 December 2009	**1,119,250**	**1,272,869**

The following table shows a breakdown of payables by maturity.

Payables to external suppliers comprise payables for invoices received, while for the amounts relating to invoices and credit notes to be received, the maturity cannot be determined until the relevant documents are issued by the suppliers.

These payables are therefore excluded from the table, as are payments to suppliers on account.

In addition, as regards other current liabilities to third parties, deferred income, tax and social security items and payables to employees are excluded.

Other payables to third parties include payables to directors of € 1,183,000, which will be paid in 2010.

The payment terms applied to suppliers are generally 90 days from the end of the month in which the invoice is issued for goods, and 60 days for services.

31 December 2009	Payables to suppliers (€)	Trade payables to related parties (€)	Other payables to third parties (€)	Other payables to related parties (€)	Total (€)
On demand	16,989,509	123,357	–	16,579	17,129,445
Within 1 year	30,976,181	8,316,553	1,271,761	6,277	40,570,772
Due in 1 to 2 years	334,507	–	–	–	334,507
Due in 2 to 5 years	–	–	–	–	–
Due in more than 5 years	–	–	–	–	–
	48,300,197	**8,439,910**	**1,271,761**	**22,856**	**58,034,724**
Payables not significant for breakdown by maturity	7,937,492	–	8,369,560	40,507	16,347,559
Total	**56,237,689**	**8,439,910**	**9,641,321**	**63,363**	**74,382,283**

31 December 2008	Payables to suppliers (€)	Trade payables to related parties (€)	Other payables to third parties (€)	Other payables to related parties (€)	Total (€)
On demand	18,323,227	23,303	–	3,919	18,350,449
Within 1 year	29,288,148	8,112,602	1,454,297	82,806	38,937,853
Due in 1 to 2 years	120,331	–	–	–	120,331
Due in 2 to 5 years	–	–	–	–	–
Due in more than 5 years	–	–	–	–	–
	47,731,706	**8,135,905**	**1,454,297**	**86,725**	**57,408,633**
Payables not significant for breakdown by maturity	14,583,505	–	8,529,521	15,795	23,128,821
Total	**62,315,211**	**8,135,905**	**9,983,818**	**102,520**	**80,537,454**

35. Payables to tax authorities

This item breaks down as follows:

	31 December 2009 (€)	31 December 2008 (€)
IRAP payables	–	357,817
Tax on alcohol production	1,862,373	1,500,233
Withholding and miscellaneous taxes	1,257,580	871,864
Payables to related parties	9,683,429	5,552,150
	12.803.382	**8.282.064**

The taxes shown related to salaries, payments and supplier invoices for December.

These payables are all due within 12 months.

For further details on payables to related parties, please refer to note 40 – Related parties.

36. Stock option plan

The Company has in place various stock option plans approved over the years, which are essentially governed by the framework plan approved by the shareholders' meeting on 2 May 2001, under which options are granted for the purchase of shares by directors, employees and individuals who regularly do work for one or more Group companies.

The purpose of offering stock options is to give the beneficiaries, who occupy key positions in the Group, the opportunity of owning shares in Davide Campari-Milano S.p.A., thereby aligning their interests with those of other shareholders and fostering loyalty, with a view to the strategic goals to be achieved.

The recipients are employees, directors and/or individuals who regularly do work for one or more Group companies, who have been identified by the Board of Directors of Davide Campari-Milan S.p.A., and who, on the plan approval date and until the date that the options are exercised, have worked as employees and/or directors and/or in any other capacity at one or more Group companies without interruption.

Since 2001, further options have been allocated each year, governed by the framework plan approved by the shareholders' meeting on 2 May 2001. The exercise dates originally set differed in each allocation and provided windows in which options could be exercised.

In 2009, the Board of Directors of the Parent Company approved a change in the exercise period, making it possible for options to be exercised in part, on any trading day in the exercise period set for each plan.

For the 2004 plans, for which the exercise period was extended, this also led to the extension of the vesting period, which resulted in an increase in the cost of the stock options of €721,677 thousand, of which €436,289 related to the Company (the remainder related to subsidiaries).

Lastly, with a resolution of the Board of Directors on 6 August 2009, the Company proceeded with new allocations of stock options (also governed by the framework plan approved by the shareholders' meeting on 2 May 2001).

The number of options granted for the purchase of further shares was 1,162,401, with the average allocation price at €5.98, equivalent to the weighted average market price in the month preceding the day on which the options were granted.

The fair value of the options granted in 2009 is €1.85, calculated using the Black-Scholes model, based on the following assumptions:

	2009	2008
Expected dividends (€)	0.11	0.11
Expected volatility (%)	26%	19%
Historical volatility (%)	26%	23%
Market interest rate	2.80%	3.50%
Expected option life (years)	4.02	6.04
Exercise price (€)	5.98	5.69

	Average exercise price (€)
Allocations: 2004	3.99
Allocations: 2005	6.20
Allocations: 2006	7.66
Allocations: 2007	7.74
Allocations: 2008	5.69
Allocations: 2009	5.98

The following table shows changes in stock option plans during the periods concerned.

	31 December 2009		31 December 2008	
	No. of shares	Average allocation/ exercise price (€)	No. of shares	Average allocation/ exercise price (€)
Options outstanding at the beginning of the period	18,250,940	5.89	11,047,120	5.38
Options granted during the period	1,162,401	7.06	7,703,905	5.69
(Options cancelled during the period)	(181,835)	5.97	(500,085)	7.39
(Options exercised during the period) (*)	(1,685,627)	4.10		
(Options expiring during the period)				
Options outstanding at the end of the period	17,545,879	5.67	18,250,940	5.89
of which those that can be exercised at the end of the period	3,408,763	4.28		

(*) The average market price on the exercise date was € 6.99.

At the end of the period, 9,017,264 options existed under plans assigned to employees of Davide Campari-Milano S.p.A.

The average remaining life of outstanding options at 31 December 2009 was 4.02 years (3.44 years at 31 December 2008).

The exercise price interval for these options was from €3.98 to €7.97.

The average fair value of options granted during the year was €1.85 (€1.09 in 2008).

The fair value of stock options is represented by the value of the option determined by applying the Black-Scholes model, which takes into account the conditions for exercising the option, as well as the current share price, expected volatility and the risk-free rate.

Volatility was estimated with the help of data supplied by a market information provider together with a leading bank, and corresponds to the estimate of volatility recorded in the period covered by the plan.

This estimate is required since there is no historical volatility with a duration equivalent to the plan period concerned.

Davide Campari-Milano S.p.A. has a number of own shares that can be used to cover the stock option plan.

The following table shows changes in the number of own shares held during the comparison periods.

	own shares		purchase price (€)	
	2009	2008	2009	2008
Balance at 1 January	**1,940,747**	**1,044,454**	**11,519,923**	**7,009,748**
Purchases	2,199,000	896,293	13,373,833	4,510,175
Disposals	(1,685,627)		(10,392,118)	
Balance at 31 December	**2,454,120**	**1,940,747**	**14,501,638**	**11,519,923**
% of share capital	0.85%	0.67%		

For information on the stock option plans for directors and general managers, see note 40 – Related parties.

37. Financial instruments – disclosures

The value of individual categories of financial assets and liabilities held by the Group is shown below.

31 December 2009	Loans and receivables (€)	Financial liabilities at amortised cost (€)	Hedging transactions (€)
Cash and cash equivalents	10,851,608		
Short-term financial receivables	39,553,252		
Other non-current financial assets	42,037,200		
Trade receivables	61,497,507		
Other receivables	16,291,661		
Payables to banks		(64)	
Property lease payables		(9,622,920)	
Bonds		(549,996,487)	
Accrued interest on bonds		(8,330,414)	
Other financial liabilities		(335,142,567)	
Trade payables		(64,677,599)	
Other payables		(9,704,684)	
Current assets for hedging derivatives			1,152,867
Non-current assets for hedging derivatives			(55,337,665)
Total	**170,231,228**	**(977,474,735)**	**(54,184,798)**

31 December 2008	Loans and receivables (€)	Financial liabilities at amortised cost (€)	Hedging transactions (€)
Cash and cash equivalents	14,088,637		
Short-term financial receivables	39,389,307		
Other non-current financial assets	2,117,962		
Trade receivables	52,036,811		
Other receivables	28,147,696		
Payables to banks		(67)	
Property lease payables		(12,883,499)	
Bonds		(221,564,328)	
Accrued interest on bonds		(4,457,951)	
Other financial liabilities		(386,388,823)	
Trade payables		(70,451,116)	
Other payables		(10,164,235)	
Non-current assets for hedging derivatives			(20,516,260)
Current liabilities for hedging derivatives			(1,878,865)
Total	**135,780,413**	**(705,910,019)**	**(22,395,125)**

Fair value of financial assets and liabilities

For each category of financial assets and liabilities, a comparison between the fair value of the category and the corresponding carrying value is shown below.

The method used for determining fair value was as follows:

- for financial assets and liabilities that are liquid or nearing maturity, it is assumed that the carrying value equates to fair value; this assumption also applies to term deposits, securities that can be readily converted to cash and variable-rate financial instruments;
- for the valuation of hedging instruments at fair value, the company used valuation models based on market parameters;
- the fair value of non-current financial payables was obtained by discounting all future cash flows at the rates in effect at the end of the year.

For commercial items and other receivables and payables, fair value corresponds to the carrying value; these are not reported in the table below.

	Carrying value		Fair value	
	31 December 2009 (€)	31 December 2008 (€)	31 December 2009 (€)	31 December 2009 (€)
Cash and banks	10,851,608	14,088,637	10,851,608	14,088,637
Financial receivables from subsidiaries through centralised cash	39,460,290	39,389,307	39,460,290	39,389,307
Financial receivables from other companies	42,130,162	2,117,962	42,130,162	2,117,962
Accrued interest on bonds	1,152,867	–	1,152,867	–
Financial assets	**93,594,927**	**55,595,906**	**93,594,927**	**55,595,906**
Payables to banks	64	67	64	67
Property lease payables	9,622,920	12,883,499	9,622,920	12,051,027
Bonds in US$	207,237,455	221,564,328	190,691,078	214,639,740
Bonds in €	342,759,032	–	344,243,032	–
Accrued interest on bonds	8,330,414	4,457,951	8,330,414	4,457,951
Accrued interest on hedging derivatives on bonds	–	1,878,865	–	1,878,865
Hedging derivatives	55,337,665	20,516,260	55,337,665	20,516,260
Financial payables to subsidiaries	334,062,131	385,155,088	334,062,113	385,155,088
Other debt	1,080,435	1,233,735	1,080,435	1,233,735
Financial liabilities	**958,430,116**	**647,689,793**	**943,367,721**	**639,932,733**

Fair value – hierarchy

The Company enters into derivatives contracts with a number of top-rated banks.

Derivatives are valued using techniques based on market data, and largely consist of interest rate swaps.

The most commonly-applied valuation methods include the swap models, which use present value calculations. The models incorporate various inputs, including the credit rating of the counterparty, market volatility, spot and forward exchange rates and current and forward interest rates.

The table below details the hierarchy of financial instruments valued at fair value, based on the valuation methods used:

- level 1: the valuation methods use prices listed on an active market for the assets and liabilities subject to valuation;
- level 2: the valuation methods take into account various inputs from previous prices, but that can be observed on the market directly or indirectly;
- level 3: the method use inputs that are not based on observable market data.

	31 December 2009	Level 1 (€)	Level 2 (€)	Level 3 (€)
Assets valued at fair value:				
Accrued swap interest on bonds	1,152,867		1,152,867	
Liabilities valued at fair value:				
Interest rate and cross currency swap on bonds (US$)	51,933,778		51,933,778	
Interest rate swap on bonds (Eurobond)	3,403,887		3,403,887	

Hedging transactions

Hedging derivatives

The Company currently holds various derivative instruments to hedge both the fair value of underlying instruments and cash flows.

The table below shows the fair value of these derivative instruments, recorded as assets or liabilities, and their notional values.

	31 December 2009		31 December 2008	
	Assets (€)	Liabilities (€)	Assets (€)	Liabilities (€)
Interest rate and cross currency swap on bonds (US$)		(53,817,672)		(40,009,442)
Interest rate swap on bonds (Eurobond)		(3,403,887)		
Accrued swap interest on bonds	1,152,867		–	(1,878,865)
Hedging derivatives at fair value	1,152,867	(57,221,559)	–	(41,888,307)
Interest rate swap on bonds (US$)		1,883,894		19,493,182
Interest rate swap on bonds				
Cash flow hedging derivatives	–	1,883,894	–	19,493,182
Total derivatives	**1,152,867**	**(55,337,665)**	**–**	**(22,395,125)**

Fair value hedging

The Company has in place the following contracts that meet the definition of hedging instruments based on IAS 39.

- Cross currency swap on bonds (US$)

  At the reporting date, the Company held a cross currency swap totalling a notional US$ 300 million on the bonds denominated in US dollars.

  This instrument has the same maturity as the underlying liability.

  The derivative is valued at fair value and any changes are reported through profit or loss; having established the effectiveness of the hedging transactions, the gain or loss on the hedged item attributable to the hedged risk is used to adjust the carrying value of the underlying liability and is immediately reported through profit or loss.

  At 31 December 2009, the cross currency swap had a negative fair value of €53,817,672 thousand, reported under non-current financial liabilities.

The change in fair value of these instruments reported in the income statement in 2009 was negative to the tune of €13,808,230, while the gain recorded on the hedged item was €14,358,253.

- Interest rate swap on bonds (Eurobond)

  The hedging instrument taken out during the year involves the payment of a variable rate (6-month Euribor in arrears + 210 basis points) on underlying debt of €250 million.

  The valuation of this instrument at 31 December 2009 represented a liability of €3,403,887; the changes reported in the income statement refer to changes in the fair value of the swap (a loss of €3,403,887) and the related change in the underlying debt (a gain of €2,560,247).

Gains and losses on the hedged and hedging instruments used in all fair value hedges, corresponding to the above-mentioned cross currency swap and interest rate swap, are summarised below.

	31 December 2009 (€)	31 December 2008 (€)
Gains on hedging instruments – US$ 300,000,000 bond issue	–	37,512,745
Losses on hedging instruments – US$ 300,000,000 bond issue	(13,808,230)	–
Losses on hedging instruments – €350,000,000 bond issue	(3,480,237)	–
Total gains (losses) on hedging instruments	**(17,288,467)**	**37,512,745**
Gains on hedging instruments – US$ 300,000,000 bond issue	14,358,253	–
Gains on hedging instruments – €300,000,000 bond issue	2,560,247	–
Losses on hedging instruments – US$ 300,000,000 bond issue	–	(33,079,274)
Total gains (losses) on hedged items	**16,918,500**	**(33,079,274)**

The costs relating to hedging instruments, which totalled €17,288,467, also include the effect of the release of the cash flow hedge reserve, corresponding to income of €878,495, relating to the hedging of the bond issue denominated in US dollars, and charges of €76,350 for the hedging of the bond issue denominated in euro.

The cash flow hedge reserve was released to the income statement when the hedged cash flows were received during the year (see below for more information).

Cash flow hedging

The Company uses the following contracts to hedge its cash flows:

- Interest rate swap on Parent Company bonds (US$)

  The Company has put in place various interest rate swaps involving the payment of an average fixed rate of 4.25% (rates from 4.03% to 4.37%) on total underlyings of US$ 50 million (maturing in 2015) and US$ 150 million (maturing in 2018).

  Since these hedging transactions met the requirements for effectiveness, an appropriate shareholders' equity reserve was created, with a gross value of €1,883,894.

  As required by IAS 39, the cash flow hedge reserve for these contracts will be released to the income statement at the same maturity dates as the cash flows related to the liability.

  During the period, an unrealised gain of €16,730,793 was posted to the reserve, together with the corresponding deferred tax effect of €4,600,968.

  Moreover, the realisation of the hedged cash flows generated the release of the cash flow hedge reserve, which had a positive impact on the income statement for the period of €878,495.

- Interest rate swap on Parent Company bonds (Eurobond)

  Shortly after the bond issue took place, the Company entered into an interest rate hedging agreement.

On the date the bond was listed, due to the changes in interest rate trends, this agreement resulted in a financial charge of €2,998,000, recorded under shareholders' equity.

This reserve will be released to the income statement with the cash flows generated by the underlying debt. In 2009 the effect of the release on the income statement was €76,350.

The following table shows, at 31 December 2009, when the Group expects to receive the hedged cash flows. The breakdown includes the cash flows arising from the Parent Company's interest rate swap involving the fixed rate interest payments on the bond issued in 2003 (in US$).

These cash flows only concern interest and have not been discounted.

31 December 2009	within 1 year (€)	1-5 years (€)	after 5 years (€)	total (€)
Cash outflows	11,116,187	44,464,746	38,983,233	94,564,166
Cash inflows	9,590,498	38,361,992	33,695,038	81,647,527
Net cash flows	–1,525,689	–6,102,755	–5,288,195	–12,916,638

31 December 2008	within 1 year (€)	1-5 years (€)	after 5 years (€)	total (€)
Cash outflows	5,542,777	22,171,109	22,232,373	49,946,260

The overall changes in the cash flow hedge reserve and the associated deferred taxes are shown below.

	Cash flow hedge reserve – 2003 bond issue (€)	Related tax effect – 2003 bond issue (€)	Cash flow hedge reserve – 2009 bond issue (€)	Related tax effect – 2009 bond issue (€)	Cash flow hedge reserve net of tax effect (€)
Balance at 1 January 2009	**19,493,183**	**(5,360,626)**	**–**	**–**	**14,132,557**
Adjustment in period	(16,730,793)	–	–	–	(16,730,793)
Allocation to reserve	–	–	(2,998,000)	–	(2,998,000)
Reversals in period	(878,495)	–	76,350	–	(802,145)
Deferred tax (assets and liabilities)	–	4,600,968	–	803,453	5,404,421
Use of deferred taxes taken to income statement	–	241,586	–	–	241,586
Balance at 31 December 2009	**1,883,895**	**(518,072)**	**(2,921,650)**	**803,453**	**(752,374)**

	Cash flow hedge reserve – 2003 bond issue (€)	Tax effect – 2003 bond issue (€)	Cash flow hedge reserve net of tax effect (€)
Balance at 1 January 2008	**13,873,350**	**(3,815,171)**	**10,058,179**
Adjustment in period	6,491,271	(1,785,100)	4,706,171
Reversals in period	(871,439)	239,646	(631,793)
Balance at 31 December 2008	**19,493,182**	**(5,360,625)**	**14,132,557**

38. Nature and scale of the risks arising from financial instruments

Credit risk

Davide Campari-Milano S.p.A. mainly enters into commercial transactions with Group companies.

Its receivables from third parties mainly relate to the sale of grape must and marc produced in conjunction with harvesting activities (Cinzano and Riccadonna) and the receivable from the sale to C&C International Ltd. of goods produced under licence.

Receivables are mainly denominated in euro.

The Company therefore has very little exposure to credit risk.

Liquidity risk

The Company's ability to generate substantial cash flow through its operations allows it to reduce liquidity risk. This risk is defined as the difficulty of raising funds to meet financial obligations.

The Company manages financial flows with the Italian subsidiaries through a centralised cash management department, with transactions settled at market rates (see note 40 – Related parties for more information).

Detailed information is provided below on payables and financial liabilities at 31 December 2009, compared with the previous year.

The table below summarises financial liabilities at 31 December 2009 by maturity based on the contractual repayment obligations, including non-discounted interest.

It specifies the period in which financial flows are due.

31 December 2009	On demand (€)	Within 1 year (€)	Due in 1 to 2 years (€)	Due in 2 to 5 years (€)	Due in more than 5 years (€)	Total (€)
Financial liabilities						
Payables to banks	–	64	–	–	–	64
Financial payables to subsidiaries	–	313,848,213	–	–	20,000,000	333,848,213
Bonds	–	9,434,879	9,434,879	28,304,637	241,714,108	288,888,503
Derivatives on Eurobond issue	–	(317,166)	301,363	3,567,805	54,066,516	57,618,518
	–	14,890,006	17,279,714	58,984,159	393,438,440	484,592,319
Property lease payables	–	3,494,757	3,494,757	3,036,229	–	10,025,743
Subsidised loan from industry ministry	–	196,344	196,344	589,032	196,344	1,178,064
Projected net cash flows	**–**	**341,547,097**	**30,707,057**	**94,481,862**	**709,415,408**	**1,176,151,424**

31 December 2008	On demand (€)	Within 1 year (€)	Due in 1 to 2 years (€)	Due in 3 to 5 years (€)	Due in more than 5 years (€)	Total (€)
Financial liabilities						
Payables to banks	–	67	–	–	–	67
Financial payables to subsidiaries	–	365,155,088	–	–	20,000,000	385,155,088
Bonds	–	9,765,036	9,765,036	29,295,107	250,172,451	298,997,629
Derivatives on bonds	–	(629,395)	(1,721,398)	1,138,470	48,477,055	47,264,731
Property lease payables	–	3,496,927	3,494,757	6,530,986	–	13,522,670
Subsidised loan from industry ministry	–	196,344	196,344	589,032	392,689	1,374,409
Projected net cash flows	**–**	**377,984,067**	**11,734,738**	**37,553,595**	**319,042,195**	**746,314,594**

Payables to banks for current accounts and lines of credit represent the negative balance of cash management, which decreased considerably in 2009 compared to the previous year.

Moreover, the Company has granted loans to subsidiaries, with interest charged at market rates.

Market risks

- Interest rate risk

Financial liabilities, except those relating to bonds, are subject to variable rates.

In the case of bonds, as mentioned above, the Company has taken steps to convert long-term financial instruments issued at fixed rates (and thus exposed to fair value risk) into variable-rate debt through an interest rate swap.

As a result of recent interest rate trends in both the eurozone and US dollar area, the Company has transferred a portion of its euro-denominated debt to a fixed rate, effective from July 2008 and July 2009 (negotiated amount and rate) through forward-starting interest rate swaps.

The Company is therefore exposed to the risk of changes in interest rates.

Sensitivity analysis

The following table shows the sensitivity to a possible change in interest rates, if all the Company's other variables are held constant.

The assumptions used in terms of a potential change in rates are based on an analysis of the trend at the reporting date.

The table illustrates the full-year effects on the income statement in the event of a change in rates, calculated for the Group's variable-rate financial assets and liabilities.

As regards the fixed-rate financial liabilities hedged by interest rate swaps, the change in assets offsets the change in the underlying liability, with practically no effect on the income statement.

The impact on the income statement is shown net of taxes.

31 December 2009	Income statement	
Increase/decrease in rates (in basis points)	Increase in interest rates	Decrease in interest rates
Euribor +/− 10 basis points	(243,600)	243,600

31 December 2008	Income statement	
Increase/decrease in rates (in basis points)	Increase in interest rates	Decrease in interest rates
Euribor +/− 260 basis points	(227,974)	227,974

- Exchange rate risk

The Company has issued bonds denominated in US dollars for which it has a fair value hedge in place to hedge the related exchange rate risk.

The sensitivity analysis shows zero impact on the income statement, as a change in exchange rates generating a positive effect on the fair value of the derivatives would produce the same negative effect on the underlying, and vice versa.

Furthermore, there were no significant receivables or payables exposed to exchange rate risk at 31 December 2009.

39. Commitments and risks

The amounts owed by the Company in future periods for operating leases on equipment are indicated in the table below.

Minimum future payments	31 December 2009 (€)	31 December 2008 (€)
Within one year	1,405,026	1,382,464
One to five years	1,748,233	1,197,520
Over five years	–	–
	3,153,259	**2,579,984**

Operating lease contracts relate to cars (€1,160,718), hardware (€1,332,000), photocopiers (€269,312) and equipment and general services for manufacturing units (€391,229).

The commitment in relation to the finance lease for the industrial complex at Novi Ligure stipulates the following future minimum payments; the relationship between these and their present value is also reported.

	31 December 2009	
	Minimum future payments (€)	Present value of future payments (€)
Within one year	3,494,151	3,277,444
One to five years	6,489,930	6,345,476
Total minimum payments	9,984,081	9,622,920
Financial charges	(361,161)	–
Present value of minimum future payments	9,622,920	9,622,920

The Company's other commitments for purchases of goods or services are shown below.

	31 December 2009					
	Assets (€)	Purchases of raw materials (€)	Sponsorship (€)	Leasing (€)	Other (€)	Total (€)
Within one year	1,709,484	16,077,000	1,724,138	1,090,346	39,035,309	59,636,277
One to five years		36,571,000	5,172,414			41,743,414
	1,709,484	**52,648,000**	**6,896,552**	**1,090,346**	**39,035,309**	**101,379,691**

Contractual commitments relating to tangible assets chiefly refer to €620,427 for the contract to build the new storage facility for finished products at Novi Ligure, €495,007 for work on the premises for the Campari museum, €466,550 for the implementation of management processes, and €127,500 for other residual commitments.

Purchases of raw materials refer to commitments for the purchase of wine and grapes for Cinzano products.

Rentals relate to the rental fees for occupying the Company's former headquarters, which fall due in the first four months of the year.

Sponsorship refers to the contractual commitment with Dorna Sport for the MotoGP World Championship.

The item other includes an estimate of the contractual commitments in place for the purchase of packaging, goods, maintenance materials and supplies, as well as services associated with the activities of the Company's manufacturing units.

Guarantees issued to third parties	31 December 2009 (€)
Kaloyiannis-Koutsikos Distilleries S.A. – to guarantee credit lines	10,300,000
Campari Austria Gmbh – to guarantee credit lines	27,000
CJSC Odessa Sparkling Wine Company – to guarantee credit lines	1,700,000
Campari Australia PTY Ltd. – to guarantee credit lines	218,641
Belfor Italia – to guarantee payment of balance on works to Crodo	972,000
Milan customs authority – to guarantee excise duties on goods stored in a fiscal warehouse	6,150,000
Milan customs authority – to guarantee authorisation to purchase excise tax stickers – Massalengo	9,800,000
Milan customs authority – to guarantee payment of excise duties on alcohol products – Massalengo	4,800,000
Milan customs authority – to guarantee alcohol products under excise-duty suspension arrangements – Massalengo	400,000
Ancona customs authority – to guarantee excise duties on goods stored in a fiscal warehouse	500,000
Piedmont customs agency – for withdrawal and holding of excise tax stickers	3,000,000
Piedmont customs agency – for circulation of excise tax stickers in the EU and outside the EU	5,800,000
Piedmont customs agency – to guarantee duty on excise tax stickers	3,300,000
Piedmont customs dept. – to guarantee excise duties on products under excise-duty suspension arrangements	80,000
Piedmont regional authority – to guarantee site restoration after mineral water exploration	1,033
Alessandria customs agency – to guarantee excise duty on products	2,000,000
Alessandria customs agency – to guarantee customs services rendered	10,000
Alessandria customs agency – simplified customs procedures at Novi Ligure plant	10,330
Alessandria customs agency – to guarantee excise duty on alcohol products from Novi Ligure plant	3,000,000
Alessandria customs agency – to guarantee excise duty on products shipped within the EU from Novi Ligure	2,300,000
Cuneo customs office – to guarantee customs duties	1,000
Cuneo customs agency – to guarantee excise duty on products stored in Canale fiscal warehouse	3,600,000
Turin customs dept. – to guarantee excise duties on products in the EU	300,000
Cuneo customs district – to guarantee payment of customs duties	200,000
Lombardy regional authority – rental fees for well authorisation at Sesto S.G.	4,387
Crodo local authority – to guarantee completion of works in Molinetto	3,451
Ministry of Productive Activities – to guarantee export certificates	270,335
Ministry of International Trade – to guarantee export certificates	251,750
SNAM – to guarantee payment of gas bills	41,316
ANAS – to cover roadworks on SS 659 in Piedmont	2,066
Geico Nord – to guarantee payment of gas supplies	20,658
Sesto S.G. local authority – to guarantee charges for provision of utilities at new offices	200,000
Sesto S.G. local authority – to guarantee additional estimated contribution for provision of utilities	2,434,762
Sesto S.G. local authority – to guarantee penalties for not leasing constructions on subsidised land	737,218
Royal Bank of Scotland – guarantee on commitment undertaken by Glen Grant Distillery for GBP 40,000	45,040
Italian railways – to guarantee customs duties on sugar	15,494
AGEA – to guarantee restructuring work and reconversion of vineyards	25,318
	62,521,799

Guarantees given to Group companies	31 December 2009 (€)
Campari Italia S.p.A. – to guarantee miscellaneous guarantees issued to third parties	1,673,735
Sella & Mosca S.p.A. – to guarantee miscellaneous guarantees issued to third parties	1,500,863
Sella & Mosca Commerciale S.r.l. – to guarantee miscellaneous guarantees issued to third parties	5,262
	3,179,860

Guarantees issued to third parties	31 December 2009 (€)
Redfire, Inc. – to guarantee US$ 170,000,000 private placement	89,634,972
Redfire, Inc. – to guarantee US$ 250,000,000 private placement	180,287,273
Morgan Stanley SGR S.p.A. – to guarantee leasing contract on Via Filippo Turati, 27 in Milan	706,250
Morgan Stanley SGR S.p.A. – to guarantee leasing contract on Via Filippo Turati, 25 in Milan	36,592
	270,665,087

Guarantees in favour of third parties include a guarantee given by Davide Campari-Milano S.p.A. in relation to the US$ 420,000,000 private placement issued by the subsidiary Redfire Inc. on the US institutional market.

40. Related parties

The Company is the Parent Company.

The Company has put in place procedures governing transactions with related parties, as defined in IAS 24 and in the Consob communications on this subject, with the aim of monitoring and collecting the necessary information concerning transactions in which directors and managers have a personal interest, as well as transactions with related parties, in order to monitor, and in some cases, authorise them.

The procedures identify the individuals responsible for reporting the above-mentioned information, define which transactions should be reported, define the content of the information required, and set the timescales within which the information must be submitted.

The main intragroup activities, paid for at market prices, are carried out on the basis of contractual relationships, which in particular, relate to:

- management of shareholdings;
- settlement of financial flows through the centralised cash management system;
- sharing of general, administrative and legal services;
- IT support;
- commercial agreements.

In addition, a fiscal relationship exists with the indirect controlling entity of the Company, Fincorus S.p.A., following the decision taken to adopt the national tax consolidation procedure governed by article 117 *et seq* of the consolidated law on corporate income tax (TUIR) for 2007, 2008 and 2009.

Furthermore, on 1 January 2008, the Company joined the Group-wide VAT scheme, pursuant to article 73, paragraph 3 of Presidential Decree 633/72, in accordance with its status as a subsidiary.

The indirect controlling entity, which adopted the Group VAT scheme as controlling entity, is Fincorus S.p.A.

The receivables and payables arising as a result of the tax consolidation scheme are non-interest bearing.

No other transactions have taken place with the (direct and/or indirect) controlling entities, nor with their directly and/or indirectly-owned subsidiaries, other than with Group companies.

Moreover, during the year, no off-balance sheet agreements, as described in article 2427, paragraph 1, point 22-ter of the Italian civil code, or other transactions, including between affiliates, took place that may generate exposures or benefits for the Company that would affect the financial position or operating results of the Company or the Group to which it belongs.

The Company is not subject to management and coordination activity by other companies, pursuant to articles 2497 *et seq* of the Italian civil code, in that all decisions made by the management bodies, including strategic decisions, are taken in complete autonomy and independence.

More information on transactions with Group companies is provided in the tables below, and in the report on operations in the consolidated financial statements.

Pursuant to Consob resolution 15519 of 27 July 2006, transactions with related parties are shown separately in the income statement, as required by IAS 24.

The transactions between related parties included in the income statement are accounted for as follows:

	2009 (€)	2008 (€)
Net sales and cost of goods sold	324,373,628	328,131,964
Advertising and promotional costs	5,934,382	4,653,676
Structure costs	9,276,975	9,616,553
Dividends	36,278,858	32,001,900
Net financial income (charges)	(7,051,893)	(17,672,007)
	368,811,950	**356,732,086**

The amounts of trade and financial transactions entered into with related parties are set out below.

	Revenues (€)	Costs (€)	Total (€)
Campari Italia S.p.A.	293,322,373	(1,785,523)	291,536,851
Sella & Mosca Commerciale S.r.l.	6,916,587	(33,084)	6,883,503
Sella & Mosca S.p.A.	1,209,909	(748,888)	461,021
Zedda Piras S.p.A.	260,827	2,980	263,807
Turati Ventisette S.r.l.	–	(135)	(135)
Campari International S.A.M.	55,874,865	(482,459)	55,392,406
Campari Deutschland GmbH	38,538,515	(453,526)	38,084,989
Campari Argentina S.R.L.	39,800	–	39,800
Campari Austria GmbH	4,474,712	(7,293)	4,467,419
Campari Beijing Trading Co. Ltd.	17,664	(41)	17,623
Campari do Brasil Ltda	2,076,171	(96)	2,076,075
Campari Finance Belgium S.A.	37,894	(6,116,831)	(6,078,938)
Campari France	24,543	(29,714,086)	(29,689,543)
Campari Schweiz A.G.	4,192,935	(35,693)	4,157,241
Société Civile du Domaine de Lamargue	9,863	379	10,242
DI.CI.E. Holding B.V.	189,919	(2,610,086)	(2,420,167)
Glen Grant Distillery Ltd.	129,190	(6,131,835)	(6,002,645)
Kaloyiannis-Koutsikos Distilleries S.A.	64,030	1,689	65,719
Prolera LDA	1,100,000	–	1,100,000
Redfire. Inc.	295,909	1,492,171	1,788,080
Skyy Spirits, LLC	6,417,274	(124,195)	6,293,079
Alicros S.p.A.	121,787	685	122,472
Destiladora San Nicolas S.A. de C.V.	79,032	–	79,032
Rare Breed Distilling, LLC	138,638	–	138,638
M.C.S. S.p.r.l.	8,620	–	8,620
Campari Japan Ltd.	16,760	–	16,760
	415,557,815	**(46,745,865)**	**368,811,950**

Transactions with other related parties are shown below.

Financial receivables from related parties

	31 December 2009 (€)	31 December 2008 (€)
Financial receivables from related parties	39,460,290	39,389,307

Financial receivables	Accrued interest (€)	Cash management (€)	Total (€)
Sella & Mosca S.p.A.	63,476	21,298,860	21,362,336
Zedda Piras S.p.A.	32,720	11,411,960	11,444,680
Sella & Mosca Commerciale S.r.l.	19,604	6,633,670	6,653,274
	115,800	**39,344,490**	**39,460,290**

Intragroup transactions are carried out via the centralised cash management system, with interest charged at market rates (3-month Euribor on the day preceding the end of each quarter, plus a spread that reflects market conditions).

Trade receivables and other receivables from related parties

	31 December 2009 (€)	31 December 2008 (€)
Trade receivables from related parties	59,474,661	50,405,654
Other receivables from related parties	9,365,213	11,789,748
Current receivables from related parties	68,839,874	62,195,402
Other receivables from related parties	66,073	22,730
Non-current receivables from related parties	66,073	22,730
	68,905,947	**62,218,132**

	Trade receivables (€)	Miscellaneous (€)	Group VAT (€)	Total (€)
Campari Italia S.p.A.	34,149,778	1,941,123	4,755,194	40,846,095
Sella & Mosca Commerciale S.r.l.	2,829,887	41,151	213,130	3,084,168
Sella & Mosca S.p.A.	38,616	87,069	102,601	228,286
Zedda Piras S.p.A.	–	8,164	73,010	81,174
Fincorus S.p.A.	–	66,073	–	66,073
Alicros S.p.A.	–	1,276		1,276
Campari International S.A.M.	11,382,676	630,555	–	12,013,231
Campari Deutschland GmbH	8,568,636	86,092	–	8,654,728
Campari Argentina S.R.L.	–	155,132	–	155,132
Campari Austria GmbH	363,189	4,047	–	367,236
Campari Beijing Trading Co. Ltd.	–	46,316	–	46,316
Campari do Brasil Ltda	505,481	36,648	–	542,129
Campari France	–	3,328	–	3,328
Campari Schweiz A.G.	850,413	177,785	–	1,028,198
Campari Finance Belgium S.A.	–	1,487	–	1,487
Campari Japan Ltd.	–	16,760	–	16,760
Société Civile du Domaine de Lamargue	–	25,222	–	25,222
DI.CI.E. Holding B.V.	19,876	35,050	–	54,926
Glen Grant Distillery Ltd.	697	91,986	–	92,683
Skyy Spirits, LLC	691,573	418,906	–	1,110,479
Redfire Inc.	–	25,120	–	25,120
Destiladora San Nicolas S.A. de C.V.	73,839	33,731	–	107,570
M.C.S. S.p.r.l.	–	193,367	–	193,367
Rare Breed Distilling	–	145,677	–	145,677
Kaloyiannis-Koutsikos Distilleries S.A.	–	15,286	–	15,286
	59,474,661	**4,287,351**	**5,143,935**	**68,905,947**

The overall position of the Italian subsidiaries of Davide Campari-Milano S.p.A. and of the Parent Company itself in respect of the indirect controlling entity Fincorus S.p.A. in relation to the tax consolidation scheme, is a net payable of €22,191,239, including receivables of €187,996 reported under non-current assets in the financial statements of the Company and of its subsidiaries.

Financial payables to related parties

	31 December 2009 (€)	31 December 2008 (€)
Current financial payables to related parties	313,848,213	365,155,088
Non-current financial payables to related parties	20,213,918	20,000,000
	334,062,131	**385,155,088**

	Financial payables (€)	Cash management (€)	Accrued interest (€)	Total (€)
Campari Italia S.p.A.	177,854	67,193,043	174,625	67,545,522
Sella & Mosca S.p.A.	22,443	–	–	22,443
Zedda Piras S.p.A.	13,621	–	–	13,621
Turati Ventisette S.r.l.	43	10,243	–	10,286
DI.CI.E. Holding B.V.	112,916,875	–	–	112,916,875
Campari Finance Belgium S.A.	50,558,392	102,994,992	–	153,553,384
	163,689,228	**170,198,278**	**174,625**	**334,062,131**

Loans provided to Group companies carry interest at market rates.

Trade payables and other payables to related parties

	31 December 2009 (€)	31 December 2008 (€)
Trade payables to related parties	8,439,910	8,135,905
Tax payables to related parties	9,683,429	5,552,150
Other payables to related parties	63,363	102,520
Payables to controlling entities, subsidiaries and affiliates	18,186,702	13,790,575
Payables to directors	1,183,000	1,335,000
Total	**19,369,702**	**15,125,575**

Liabilities	Trade payables (€)	Miscellaneous (€)	Consolidation scheme (€)	Group VAT (€)	Total (€)
Campari Italia S.p.A.	227,369	13,446	–	–	240,815
Sella & Mosca S.p.A.	112,556	–	–	–	112,556
Sella & Mosca Commerciale S.r.l.	10,466	9,410	–	–	19,876
Zedda Piras S.p.A.	61,329	–	–	–	61,329
Turati 27 S.r.l.	92	–	–	–	92
Glen Grant Distillery Ltd.	477,456	–	–	–	477,456
Campari International S.A.M.	95,488	–	–	–	95,488
Campari France	7,244,133	–	–	–	7,244,133
Skyy Spirits, LLC	86,728	–	–	–	86,728
Campari Deutschland GmbH	124,293	–	–	–	124,293
Alicros S.p.A.	–	40,507	–	–	40,507
Fincorus S.p.A.	–	–	3,277,208	6,406,221	9,683,429
	8,439,910	**63,363**	**3,277,208**	**6,406,221**	**18,186,702**

Directors, auditors and general managers

The remuneration paid to the Company's directors with strategic responsibilities is set out below.

	31 December 2009 (€)	31 December 2008 (€)
Short-term benefits	4,109,698	4,031,940
Post-employment benefits (staff severance fund)	41,980	41,689
Share-based payments	1,292,390	1,026,161
	5,444,068	**5,099,790**

Details of the remuneration paid to the Parent Company's directors and auditors in respect of work for the Parent Company and other Group companies in 2009 is shown below.

Name	Position	Period in post	In post until	Remuneration for work at the company that draws up the financial statements	Non-cash benefits	Bonuses and other incentives	Other fees	Total
Luca Garavoglia	Chairma	01/01/09 - 31/12/09	2010	1,045,000				1,045,000
Robert Kunze-Concewitz	Managing Director	01/01/09 - 31/12/09	2010	205,000	5,007	500,000	361,181	1,071,188
Stefano Saccardi	Managing Director	01/01/09 - 31/12/09	2010	289,000	5,300	400,000	131,364	825,664
Paolo Marchesini	Managing Director	01/01/09 - 31/12/09	2010	289,000	4,669	400,000	124,190	817,859
Marco P. Perelli-Cippo	Director	01/01/09 - 31/12/09	2010	50,000				50,000
Eugenio Barcellona	Director	01/01/09 - 31/12/09	2010	37,500				37,500
Enrico Corradi	Director	01/01/09 - 31/12/09	2010	62,500				62,500
Cesare Ferrero	Director	01/01/09 - 31/12/09	2010	50,000				50,000
Renato Ruggiero	Director	01/01/09 - 31/12/09	2010	37,500				37,500
Total directors				**2,065,500**	**14,976**	**1,300,000**	**616,735**	**3,997,211**
Antonio Ortolani	Chairman of Board of Statutory Auditors	01/01/09 - 31/12/09	2010	75,000			49,669	124,669
Alberto Lazzarini	Statutory Auditor	01/01/09 - 31/12/09	2010	50,000			10,000	60,000
Giuseppe Pajardi	Statutory Auditor	01/01/09 - 31/12/09	2010	50,000			10,000	60,000
Total auditors				**175,000**	**-**	**-**	**69,669**	**244,669**
Total				**2,240,500**	**14,976**	**1,300,000**	**686,404**	**4,241,880**

Shareholdings of directors, auditors and general managers

Name	Company in which shares are held at end	No. of shares held of previous period	No. of shares purchased	No. of shares sold	No. of shares held at end of period
Luca Garavoglia	Davide Campari Milano S.p.A.	–	–	–	–
Robert Kunze-Concewitz	Davide Campari Milano S.p.A.	–	–	–	–
Stefano Saccardi	Davide Campari Milano S.p.A.	–	–	–	–
Paolo Marchesini	Davide Campari Milano S.p.A.	–	–	–	–
Marco P. Perelli-Cippo	Davide Campari Milano S.p.A.	60,000	–	–	60,000
Eugenio Barcellona	Davide Campari Milano S.p.A.	–	–	–	–
Enrico Corradi	Davide Campari Milano S.p.A.	–	–	–	–
Cesare Ferrero	Davide Campari Milano S.p.A.	–	–	–	–
Renato Ruggiero	Davide Campari Milano S.p.A.	–	–	–	–
Antonio Ortolani	Davide Campari Milano S.p.A.	–	–	–	–
Alberto Lazzarini	Davide Campari Milano S.p.A.	5,000	–	–	5,000
Giuseppe Pajardi	Davide Campari Milano S.p.A.	–	–	–	–

Stock options granted to directors and general managers

Name	Position	Options held at the beginning of the year			Options granted during the year			Options exercised during the year			Options expiring during the year	Options held at the end of the year		
		No. of options	Average exercise price	Average maturity	No. of options	Average exercise price	Average maturity	No. of options	Average exercise price	Average market price during the year	No. of options	No. of options	Average price	Average maturity
Luca Garavoglia	Chairman	1,543,490	5.83	22/11/2011	-	-	-	-	-	-	-	1,543,490	5.83	30 October 2011
Robert Kunze-Concewitz	Managing Director	1,512,241	6.93	15/07/2012	-	-	-	-	-	-	-	1,512,241	6.93	04 June 2012
Stefano Saccardi	Managing Director	1,184,596	5.91	22/11/2011	-	-	-	125,000	3.98	7.22	-	1,059,596	6.14	30 October 2011
Paolo Marchesini	Managing Director	1,184,596	5.91	22/11/2011	-	-	-	260,000	3.98	7.22	-	924,596	6.45	30 October 2011

41. Employees

All of the Company's employees are based in Italy.
The number of staff in each category is shown below.

	31 December 2009	31 December 2008
Managers	47	45
Office staff	247	241
Manual workers	233	247
Total	**527**	**533**

42. External auditors

Reconta Ernst & Young S.p.A. was appointed to audit the separate financial statements of Davide Campari-Milano S.p.A., as well as the consolidated financial statements, for 2007, 2008 and 2009.

The fees for auditing the 2009 financial statements of Davide Campari-Milano S.p.A. totalled €209,002, including the audits of the Company's accounting procedures pursuant to article 155, paragraph 1 of Legislative Decree 58 of 24 February 1998 (TUF) and of the interim financial statements and the full-year separate and consolidated financial statements.

The auditing fees relating to subsidiaries totalled €766,523.

In addition, fees of €375,584 were paid for auditing the information memorandum relating to the acquisition of Wild Turkey, the prospectus for the issue of the unrated Eurobond on the Luxembourg market, the consolidated financial statements of the subsidiary Redfire Inc. with circulation limited to noteholders and for advisory services concerning financial instruments.

43. Events taking place after the end of the year

Capital increase – bonus share issue

The Board of Directors approved the Company's draft financial statements on 30 March 2010 and was asked to vote on a proposal to proceed with a bonus share issue to be carried out via the issue of 290,040,000 shares

with a nominal value of €0.10 each, to be provided free of charge to shareholders in the ratio of one new share for each share held, through the use of retained profit.
Following the bonus issue, the fully paid-up share capital would total €58,080,000, comprising 580,080,000 ordinary shares.

44. Proposal for the appropriation of profit

In conclusion to these notes to the accounts, and in light of the capital increase (bonus share issue) described herein, we invite you to approve the financial statements for the year ending 31 December 2009 and to allocate profit for the year of €32,456,408 to the payment of a dividend of €0.06 for each share outstanding following the capital increase, except in relation to the own shares held by the Company on the ex-date.
Taking into account the own shares held as of today's date, the total dividend payout would be €34,595,206; the shortfall of €2,138,798 with respect to the profit for the year would be taken from retained earnings.
It is proposed that the dividend of €0.06 would be paid on 27 May 2010 (coupon no. 7 should be detached on 24 May 2010).

It should be noted that if the bonus share issue is not approved, the proposed dividend will be €0.12 per share.

Sesto San Giovanni (MI), Tuesday 30 March 2010

Chairman of the Board of Directors
Luca Garavoglia

Certification of the financial statements of Davide Campari-Milano S.p.A. pursuant to article 81-ter of Consob Regulation 11971 of 14 May 1999

1. We the undersigned, Robert Kunze-Concewitz and Stefano Saccardi, Managing Directors of Davide Campari-Milano S.p.A., and Paolo Marchesini, Managing Director and Director responsible for preparing the accounting documents of Davide Campari-Milano S.p.A., hereby certify, taking into account the provisions of article 154-*bis*, paragraphs 3 and 4 of Legislative Decree 58 of 24 February 1998:

- the appropriateness, in relation to the nature of the business, and
- the effective application

of the administrative and accounting procedures used to prepare the financial statements in 2009.

2. We also certify that:

2.1 the financial statements for the year ending 31 December 2009:

a) were prepared in accordance with the International Financial Reporting Standards adopted by the European Commission pursuant to Regulation (EC) 1606/2002 of the European Parliament and of the Council of 19 July 2002;

b) accurately represent the figures contained in the accounting records;

c) present a true and fair view of the assets, operations and earnings of the issuer.

2.2 The report on operations includes a reliable analysis of the performance, operating results and financial position of the issuer, together with a description of the main risks and uncertainties to which it is exposed.

Sesto San Giovanni (MI), Tuesday 30 March 2010

Managing Director
Robert Kunze-Concewitz

Managing Director
and Director responsible
for preparing the company's accounting statements
Paolo Marchesini

Managing Director
Stefano Saccardi


ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 722122037
www.ey.com

Independent auditors' report
pursuant to art. 156 of Legislative Decree n. 58 of February 24, 1998
(Translation from the original Italian text)

To the Shareholders
of Davide Campari-Milano S.p.A.

1. We have audited the financial statements of Davide Campari - Milano S.p.A. as of and for the year ended December 31, 2009, comprising the statement of financial position, the statement of income, the statement of comprehensive income, the statement of changes in equity, the statement of cash flows and the related explanatory notes. The preparation of these financial statements in compliance with International Financial Reporting Standards as adopted by the European Union and with art. 9 of Legislative Decree n. 38/2005 is the responsibility of the Davide Campari-Milano S.p.A.' s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures, we planned and performed our audit to obtain the information necessary to determine whether the financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   With respect to the financial statements of the prior year, presented for comparative purposes, which have been restated to apply IAS 1, reference should be made to our report dated April, 20 2009.

3. In our opinion, the financial statements of Davide Campari-Milano S.p.A. at December 31, 2009 have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with art. 9 of Legislative Decree n. 38/2005; accordingly, they present clearly and give a true and fair view of the financial position, the results of operations and the cash flows of Davide Campari-Milano S.p.A. for the year then ended.

4. The management of Davide Campari-Milano S.p.A. is responsible for the preparation of the Directors' report and the Report on Corporate Governance and ownership structure published in the section "Investors" of the website of Davide Campari-Milano S.p.A. in accordance with the applicable laws and regulations. Our responsibility is to express an opinion on the consistency of the Directors' Report and the information reported in compliance with art. 123-bis of Legislative Decree n. 58/1998, paragraph 1, letters c), d), f), l), m) and paragraph 2, letter b) in the Report on Corporate Governance and ownership structure, with the financial statements, as required by law. For this purpose, we have performed the procedures required under Auditing Standard 001 issued by the Italian Accounting Profession (CNDCEC) and recommended by CONSOB. In our opinion, the

Reconta Ernst & Young S.p.A.
Sede Legale: 00198 Roma - Via Po, 32
Capitale Sociale € 1.402.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
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P.I. 00891231003
Iscritta all'Albo Revisori Contabili al n. 70945 Pubblicato sulla G.U.
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Consob al progressivo n. 2 delibera n.10831 del 16/7/1997

A member firm of Ernst & Young Global Limited


ERNST & YOUNG

Directors' report and the information reported in compliance with art. 123-bis of Legislative Decree n. 58/1998, paragraph 1, letters c), d), f), l), m) and paragraph 2), letter b) included in the Report on Corporate Governance and ownership structure, are consistent with the financial statements of Davide Campari-Milano S.p.A. as of December, 31 2009.

Milan, April 6, 2010

Reconta Ernst & Young S.p.A.
signed by: Alberto Romeo, Partner

DAVIDE CAMPARI MILANO S.p.A.

Registered office, Via Franco Sacchetti, 20 - 20099 Sesto San Giovanni (MI)

Share capital € 29,040,000

Tax Code - Companies Register No. 06672120158 - Business Administration Register (REA) No. 1112227

Report of the Board of Statutory Auditors on the annual accounts for the year ending 31 December 2009

Dear shareholders

We have examined the draft annual accounts of Davide Campari – Milano S.p.A. for the year ending 31 December 2009, prepared by the directors pursuant to current legislation and in accordance with IAS/IFRS international accounting standards, and regularly communicated by the same to the Board of Statutory Auditors, together with the statements and detailed schedules, and the report on operations. The annual accounts submitted for your attention consist of five separate documents:

- Balance sheet
- Income statement
- Statement of changes in shareholders' equity
- Cash flow statement
- Notes to the accounts

The annual accounts for the year ending 31 December 2009 were prepared in accordance with the international accounting standards issued by the International Accounting Standards Board (IASB) and ratified by the European Union. These also include all the International Accounting Standards (IAS) for which interpretations have already been issued, as commonly accepted and applied as of 31 December 2009 (IAS/IFRS).

The company has prepared its annual and consolidated accounts in accordance with IAS/IFRS since 2005, which means that all the figures are fully comparable with those of the previous year and do not need to be reclassified.

Accounting records

In accordance with art. 155 et seq of Legislative Decree 58/98, the external auditing company that performs the financial audit, rather than the Board of Statutory Auditors, is responsible for the audit of Campari's accounting records and figures to ensure that they are maintained correctly and agree with figures in the accounts. The Board of Statutory Auditors is, however, responsible for making

observations on these aspects, and for assessing compliance with the relevant legislation on corporate governance and its correct administration, pursuant to art. 149 of Legislative Decree 58/98.

The auditing company, Reconta Ernst & Young, was appointed by the shareholders' meeting on 24 April 2007 to audit the annual accounts and prepare a related report, pursuant to art. 156 of Legislative Decree 58/98. The company's mandate expires at the time these accounts are approved.

Pursuant to art. 159 of the TUF, the Board of Statutory Auditors shall meet its obligations as regards the proposal to appoint the external auditors for the period 2010-2018 by providing a separate and reasoned opinion to the shareholders' meeting.

The statement pursuant to art. 154-bis of Legislative Decree 58/98 by the director responsible for preparing the company's accounts (Paolo Marchesini) is also hereby submitted.

Notwithstanding the foregoing, the Board of Statutory Auditors carried out checks on accounting items to enable it to formulate its observations on the same, in fulfilment of the more general requirement contained in the combined provisions of paragraphs III and IV, section 6^-bis, chapter V of the Italian Civil Code and of Legislative Decree 58/98, and thereby implementing the provisions of art. 153 of Legislative Decree 58/98, and of art. 2429 of the Italian Civil Code.

In quantitative terms, the accounts that the directors hereby submit for your attention were prepared in accordance with IAS/IFRS accounting principles, including the division of assets and liabilities into current and non-current categories. This means that a different layout was used from that stipulated in art. 2424 del of the Italian Civil Code, showing the following figures:

Balance sheet assets		
Non-current assets		€ 1,398,063,124
Current assets		€ 197,318,928
Non-current assets held for sale		€ 10,635,161
Total assets		*€ 1,606,017,213*
Liabilities and shareholders' equity		
Share capital		€ 29,040,000
Reserves of which		€ 265,247,584
- Legal reserve	€ 5,808,000	
- Extraordinary reserve	€ 243,221,990	

- Equity investment transfer reserve pursuant to Leg. Dec. 544/92		
- Reserve for VAT deductions	€ 1,086,286	
- Reserve for capital grants (Law 696/83)	€ 25,823	
- Fair value reserve	€ - 752,373	
- Stock option reserve	€ 12,816,501	
Reserve for own shares	€ 14,501,639	
Profit carried forward from previous years		€ 191,019,629
Profit for the period		€ 32,456,408
Shareholders' equity		€ 532,265,261
Non-current liabilities		€ 660,769,028
Current liabilities		€ 412,982,924
Total liabilities and shareholders' equity		*€ 1, 606, 017, 213*

The **income statement** was prepared and classified by function, as in the previous year, and thus does not use the same format as provided for in art. 2425 of the Italian Civil Code.

It shows the following figures:

Net sales	€	308,984,73
Cost of goods sold	€	-245,872,424
Gross profit	€	**63,112,313**
Advertising and publicity	€	-1,931,571
Contribution margin	*€*	*61,180,742*
Structure costs	€	-33,035,813

One-offs: income (charges)	€	818,840
EBIT	€	*28,963,769*
Dividends	€	36,278,858
Net income (charges)	€	-30,245,720
Profit before tax	€	*34,996,907*
Taxes	€	- 2,540,499
Net profit	€	*32,456,408*

Please see the notes to the accounts for information on commitments, risks and guarantees.

Principles of conduct

We conducted our review of the accounts in accordance with the principles of conduct for boards of statutory auditors issued by the Italian association of chartered accountants. Pursuant to these principles, we referred to the legislation that governs annual accounts, encompassing both the general provisions of the Italian Civil Code and international accounting standards, and the specific provisions of Legislative Decree 58/98, as interpreted and subsequently brought into line with the application of the IAS/IFRS international accounting standards pursuant to

Legislative Decree 38 of 28 February 2005 implementing EC Regulation 1606 of 18 July 2002, as recommended by the Italian accounting body (OIC).

Principles used in drawing up the accounts

Pursuant to Legislative Decree 127 of 9 April 1991, Legislative Decree 6 of 17 January 2003, Legislative Decree 394 of 30 December 2003 and Legislative Decree 58/98 where relevant, the annual accounts were prepared in accordance with Legislative Decree 38/2005, and therefore using the IAS/IFRS standards in force at the end of the accounting year, also taking note of the instructions on this subject issued by the OIC.

The directors did not depart from the legislation pursuant to art. 2423 of the Italian Civil Code in preparing the accounts, except where necessary to harmonise them with international accounting standards.

The accounts were prepared on a cost basis, with the exception of financial derivatives, assets held for sale, biological assets and new acquisitions, which were reported at fair value.

Note in this regard that:

- the principles relating to the preparation of accounts stipulated in art. 2423-*bis* of the Italian Civil Code were complied with when compatible with the premises of IAS 1. The Board of Statutory Auditors verified that the figures were calculated in accordance with the prudence and accruals concepts. In addition, the directors only posted revenues to the income statement if they had been received, as agreed upon in accepting the international accounting standards, whereas they took into consideration risks and losses relating to the relevant accounting year even if they were only identified in the current year;
- fair value measurement meets the requirements of this method of valuing items, including those relating to the accruals concept;
- IAS 1 does not stipulate a particular order or format for presentation of items on the balance sheet, but only the minimum content. The company has complied with this requirement.

  IAS 1 specifies that assets and liabilities must be split into current and non-current categories, stating the criteria that have been employed to determine whether or not the items are used in the company's operating cycle or will be settled or received within the next 12 months.

  As regards the format in which items are presented on the income statement, IAS 1 stipulates that such items should be shown by function or by nature; the company may choose the most appropriate format for its needs.

  The figures submitted for your attention have been classified by function and broken down by current and non-current assets and liabilities.
- as a result, following the adoption of the IAS/IFRS international accounting standards, the structure set out in art. 2423-*ter* of the Italian Civil Code for the balance sheet and income statement has been modified. Similarly, the company has adapted the provisions in arts. 2424 and 2425 relating to the content;
- the provisions in art. 2424-bis of the Italian Civil Code relating to the main items on the balance sheet have been observed, and the accounting treatment for the staff severance fund satisfies the requirements of IAS 19;
- consequently, revenues, income, costs and expenses are also posted to the income statement according to the provisions of art. 2425-bis of the Italian Civil Code, but are classified by function, as stipulated in IAS 1 and IAS 18.
- the figures relating to each item are compared with the previous year's results;
- no offsetting entries were made, except for situations described in IAS 18;
- the notes to the accounts were prepared in compliance with the provisions of IAS 1. Information

required pursuant to other regulations of the Italian Civil Code and other specific legislation with which Campari, as a listed company, must comply, was also provided, together with any information the Board of Directors considered appropriate to enable it to represent the company's financial position in a true and fair manner;

- the activities carried out by the company were described in full, along with any dealings with related parties: these dealings were commercial and financial in nature, and it was in the company's interest to carry out these transactions;
- particularly significant transactions undertaken during the year have been appropriately described in the documents accompanying the accounts. Please see the details of these transactions, prepared by the Board of Directors, which are submitted for your review;
- the accounting principle relating to deferred taxes, based on IAS 12 and broadly in line with P.C. 25, was applied; the directors describe this in the accompanying documents, including with reference to the likelihood of recovering such taxes, on the basis of the releases and recoveries obtained in previous years or during this year;
- impairment tests were carried out together with sensitivity analysis on the values of the largest shareholdings and intangible assets with an indefinite life;
- personnel costs include both deferred charges for defined benefits (borne by the company) with a subsequent assessment of the suitability of the staff severance fund (TFR), and costs relating to defined contribution plans for supplementary pensions. This expense is shown on the income statement but with no provision for future liabilities as the company does not bear the costs of distributing these benefits in the future. The valuation is consistent with the provisions of IAS 19;
- the cash flow statement, prepared in accordance with IAS 7 and Consob Resolution 15519 of 27 July 2006, shows details of cash flows, by type and source. IFRS 7 and the provisions of IAS 32 and 39 were applied, where the conditions were met;
- other information required by Consob Resolution 15519/2006 was provided pursuant to art. 9 of Legislative Decree 38/2005 and related to:
  - net debt;
  - commitments and covenants in respect of debt positions;
  - alternative performance indicators.
- in accordance with the provisions of art. 2428 of the Italian Civil Code, the directors described the main risks and uncertainties, and analysed, in particular:

- risks relating to increasing internationalisation and emerging markets;
- risks relating to licences for the use of third-party brands and the grant of licences to third parties for the use of the company's own brands;
- risks connected with international trade and market competition;
- risks relating to consumer preference and propensity to spend;
- risks relating to legislation in the drinks industry;
- tax risks;
- risks relating to environmental policy;
- risks relating to product compliance and safety;
- risks relating to employees;
- financial risks.

Turning to the provisions on health and safety at work, the company has identified the potential risk areas in which safeguards need to be checked to ensure their effectiveness, pursuant to Law 123/2007 and Legislative Decree 81 of 9 April 2008.

The directors provide additional information in the notes to the accounts ensure a more comprehensive representation of events at the company and improve understanding of the figures in the accounts. This information is also supplemented with relevant facts and figures, including those required under the specific provisions of Legislative Decree 6 of 2003.

Accounting policies

The figures in the accounts were calculated in line with the International Accounting Standards, and, within the limits described above, in accordance with the provisions of art. 2426 of the Italian Civil Code. They were also drawn up under the going concern principle.

Notwithstanding the observations on the company's adoption of the IAS/IFRS international accounting standards and the measurement of assets at fair value, there were no changes in accounting policies.

Fair value reserve

On first application of fair value measurement, the differences in value obtained, net of tax, are recognised as changes to a specific shareholders' equity reserve, which is not distributable except for the amount remaining following the occurrence of the events that led to the reserves being recorded.

In this regard, note that following the application of fair value measurement to instruments used to hedge the bond loan, the differences obtained are recognised, net of tax, in the changes to a specific

reserve under shareholders' equity, which totalled € 14,132,557 at 1 January 2009 and which, following adjustments for the period and reversals totalling € 14,884,930, had a negative impact of € 752,373 on the overall total of the reserves at 31 December 2009. Similarly, a stock option reserve of € 12,816,501 (of which € 3,082,982 related to net changes during the period) was created.

Deferred taxes

The Board of Statutory Auditors agrees with the directors' recognition of deferred tax liabilities on the balance sheet as they represent a tax liability that has to be met in subsequent years for taxes that relate to the present year, thanks to the application of more favourable tax legislation. It also agrees with their recognition of deferred tax assets, as there are currently no grounds for believing that future taxable amounts will be such as to prevent the recovery of tax paid in advance during the current period, due to the application of tax legislation where it differs in terms of the timing of the deduction of such costs. This is also confirmed by the fact that such tax (including changes that arose in previous years) has already been recovered in previous years, as well as in the current year.

The Board of Directors described these effects and their components in detail in the notes to the accounts, as well as the effect of any releases.

The Board of Statutory Auditors also notes that the dividend distribution proposed by the Board of Directors – and thus the bonus share issue using reserves – does not rely on the occurrence of the above-mentioned assumption.

Legislative Decree 196 of 30 June 2003

The Board of Statutory Auditors confirms that the company has prepared a Security Planning Document pursuant to Legislative Decree 196 of 30 June 2003 and implemented appropriate security measures in order to minimise the risks of intentional or unintentional destruction or loss of data, unauthorised access or handling, or use of the data for purposes other than those for which it was collected.

The model adopted by the company was assessed and implemented during the year under review.

Legislative Decree 231 of 8 June 2001

The Board of Statutory Auditors confirms that the company has an "Organisation, Management and Control Model" pursuant to Legislative Decree 231 of 8 June 2001 (administrative responsibility of legal entities), which it implemented on 1 January 2009. This document was prepared in accordance with the guidelines for creating organisation, management and control models issued by Confindustria, and subsequently checked and implemented based on the recent changes in legislation

on the assumptions of companies' interests.

Law 262/05

The Board of Statutory Auditors confirms that the company also put in place a number of measures in 2009 intended to ascertain whether the company's existing procedures on corporate accounting documents are in line with the legislation introduced by Law 262/05 as regards efficiency and other aspects. This verification procedure also concerned the flow of information to the company's senior managers.

Adaptation plan pursuant to articles 36 and 39 of the "Market Regulations"

The Board of Statutory Auditors confirms that in compliance with the provisions of arts. 36 and 39 of the Regulations containing the implementing rules of Legislative Decree 58 of 24 February 1998 on the markets, the company, in turn, prepared an adaptation plan and submitted it to Consob.

These provisions govern the conditions for developing links with foreign markets and extending operations into other member states.

The plan identified the company's significant holdings pursuant to art. 36, para. 2 of the above-mentioned decree created under and governed by laws of non-EU member states that are subject to the legislation in question. The adaptation plan also includes the relevant harmonisation measures and is updated to include changes in the group's interests and business as they occur.

The Board of Directors has drawn up the Report on Corporate Governance, which can be viewed on the company's website for further information. The Board of Statutory Auditors does not deem it necessary to prepare a similar report on corporate governance, believing instead that it is sufficient – pursuant to art. 149-*bis* – to draw attention to the following points falling within the Board's remit:

— With regard to the Board of Directors:

- the necessary requirements for executive directors and independent directors have been met;
- a regulation limiting the number of positions that can be held by a member of the Board of Directors has been prepared, approved and implemented (Principle 2 and 3 and art. 147-*ter* TUF);
- it was not deemed necessary to appoint a "lead independent director" from the independent directors;
- the Board of Directors, whose term will expire shortly, has not carried out an evaluation of the characteristics of each of its members, including independence, for 2009 as it had

already carried out an evaluation of this kind in the previous year and the composition of the Board has not changed;

- the adequacy of the organisational, administrative and general accounting procedures of the company and its strategic subsidiaries has been assessed, and, for the latter, particular attention is also paid to the system of controls;
- the procedures governing internal and external information flows have been checked to ensure that these comply with legal requirements, as have the procedures regarding confidential information;
- the Board committees that have been established – the Internal Audit Committee and the Remuneration and Appointments Committee – have reported regularly to the Board of Directors;
- the Supervisory Body has submitted a report to the Board of Directors;
- the director responsible for preparing the company's financial statements has been appointed and invested with the necessary autonomy;
- the Managing Directors' statement on the annual accounts has been provided pursuant to art. 81-*ter* of Consob Regulation 11971/1949;
- the director responsible for the Internal Audit Committee has been appointed and invested with the necessary autonomy.

— With regard to regulations, the Board of Statutory Auditors can attest that specific operating procedures or regulations had already been introduced and drawn to the attention of the relevant individuals, as have the implementations and modifications introduced in relation to:

- the handling of confidential information and internal dealing;
- transactions with related parties;
- transactions where there are vested interests;
- the activities of the Internal Audit Committee (it was not deemed necessary to introduce similar regulations for the Remuneration and Appointments Committee);
- particular attention has been paid to the information flows involved in drawing up the company's accounting statements, the analysis of risk in its various forms, and the procedures for gathering and analysing accounting data and information involving the director responsible for preparing the company's financial statements, as well as the ongoing release of updated versions of these procedures.

— With regard to the Board of Statutory Auditors, the Board carried out an evaluation of the

necessary legal requirements, including independence.

Inspections and checks

The auditors certify that during the course of the year the periodic checks within their area of responsibility required under the Italian Civil Code and Legislative Decree 58/98 were properly performed.

In order to ensure the proper recording and presentation of accounting events, auditing is carried out by the external auditor Reconta Ernst & Young, as stated above. The Board of Statutory Auditors did not find that any exceptions had been raised or any anomalies reported regarding the organisation of accounting procedures or their suitability in terms of providing a correct representation of operations.

These conclusions are also supported by the information and reports provided by the Board of Directors pursuant to art. 150 of Legislative Decree 58/98, which did not reveal any inadequacies.

As part of the checks carried out, the activities of the external auditor were also inspected, both by means of reading the relevant records and with regular interviews. This made it possible to verify, both directly and indirectly through the work of the external auditor, that tax and social security obligations were met correctly and in a timely manner, both as regards the settlement and payment of amounts due and the submission of tax returns.

With reference to the accounting items submitted for your attention, all checks necessary to formulate the relevant observations have been performed in line with the principles of conduct issued by the Italian association of chartered accountants.

These checks related specifically to the principles applied in the preparation of accounts and to accounting policies, as well as to the criteria used by the directors to calculate estimated values and assumed values such as amortisation and depreciation, the valuation of equity investments, allocations to reserves for specific purposes and the utilisation of these reserves. The checks did not reveal any discrepancies in relation to the rules governing the preparation of accounts and the application of international accounting standards.

Other legal requirements

With regard to the checks, audits and information pursuant to art. 149 of Legislative Decree 58/98, and in keeping with the principles of conduct issued by the Italian association of chartered accountants and other provisions of Legislative Decree 58/98, as well as the regulations issued by the supervisory authorities, to the extent to which these apply to Campari, the Board of Statutory Auditors confirms that:

- it has properly performed the checks specified in arts. 149 and 151 of Legislative Decree 58/98; to this end, the Board met seven times during 2009 and has met six times since the start of 2010;
- it attended six meetings of the Board of Directors and one ordinary shareholders' meeting;
- it attended five meetings of the Internal Audit Committee, whereas it did not attend any meetings of the Remuneration and Appointments Committee, as its presence was not required;
- at least every quarter, it received information from the Board of Directors regarding the activities undertaken and the most significant transactions carried out by the company, also pursuant to art. 150 of Legislative Decree 58/98, thereby ensuring that the actions resolved upon and implemented were in compliance with the law and the company's articles of association and were not manifestly imprudent or risky, did not create a potential conflict of interests and were not contrary to the resolutions passed by the shareholders' meeting;
- within its mandate, the Board analysed and monitored the adequacy of the company's organisational structure and adherence to principles of best practice by gathering information from the heads of each corporate department, including a direct examination of ongoing compliance based on an analysis of the appropriate report by the Board of Directors and its knowledge of the activities undertaken by the external auditor; this knowledge was obtained by reading the relevant records and through meetings held with the external auditor partly for the purpose of sharing relevant data and information;
- it was therefore able to confirm the adequacy of the administrative and accounting system and its ability to provide a reliable and accurate representation of operations; this was achieved by gathering information from the relevant heads of department, examining company documents and analysing the results of the work of the external auditor;
- it has examined and evaluated the internal audit system in order to verify its independence and separation from other departments, also taking into consideration the development and scale of company activities and the obligations and restrictions to which Campari is subject;
- it has received the periodic reports from the Internal Audit Committee and examined the action plan with the director responsible;
- it has analysed the work plan and activities undertaken by the Supervisory Body, and it has read the relevant records;
- it has checked compliance with legislation on the preparation and layout of the annual accounts and the report on operations, by means of direct checks and using information provided by the

external auditor and the director responsible for preparing the company's accounts;

- the company does not have allocated assets pursuant to art. 2447-*septies*;
- during the year, the company placed fixed-rate senior unsecured notes with staggered maturities of 2014, 2016 and 2019 totalling US$ 250 million with institutional investors in the American market, as well as completing an unrated, fixed-rate, euro-denominated bond issue worth € 350 million on the European market. The proceeds from these transactions were used to repay the dollar-denominated bonds issued in 2005 with maturities in 2015 and 2018 totalling US$ 300 million and to partly finance acquisitions;
- given these new maturities and the potential risks associated with exchange-rate fluctuations, the company is using appropriate derivative transactions to hedge against exchange rate and interest rate risks by taking advantage of the potential benefits offered by variable rates. The directors provide an account of the fair value measurement of these transactions and the associated effects in the notes to the accounts and in the report on operations;
- as of 31 December 2009, the company held 2,454,120 own shares worth a total of € 14,501,638, and these shares are recognised at nominal value as a reduction in shareholders' equity, in accordance with IAS 32. This notwithstanding, pursuant to art. 2357-*ter* of the Italian Civil Code, a corresponding amount of the reserves recorded in the accounts must be regarded as unavailable according to the timescales and procedures specified in the article above, even though this is no longer indicated separately. The statement summarising the figures from the accounts contained in this report shows this value;
- the company has taken the decision to adopt the national tax consolidation procedure governed by art. 117 *et seq* of the consolidated law on corporate income tax (TUIR) for 2007, 2008 and 2009, having drawn up and signed the necessary rules of participation;
- the notes to the accounts indicate the composition and nature of and changes in the components of shareholders' equity;
- it has checked the tasks, other than auditing the accounts, assigned to the external auditor or other entities connected with the external auditor, which revealed that no other tasks had been assigned to the external auditor in Italy and nor had the external auditor issued any opinions; furthermore, differences in remuneration paid by foreign companies for audit-related activities can be considered immaterial and are not therefore included in the accounts;
- decisions taken in relation to subsidiaries are consistent with Campari's activities and with the objectives of the subsidiary;

- relationships entered into with related parties regard commercial and financial transactions, that they are carried out under market conditions and that it is in the company's interest for these transactions to take place. The notes to the accounts provide a breakdown of the values of these transactions;
- there were no atypical or unusual transactions, and that no particularly significant transactions were carried out by the company during the year, other than those mentioned by the directors in the documents submitted for your review;
- it is not aware of any events that revealed the existence of personal interests on the part of directors or third-party interests;
- during the year, it received notification from a shareholder of the late filing of company documents with the Supervisory Body; the response to the notification included an explanation of the reasons for the delay in filing. There were no other reports, notifications or complaints, including from third parties, nor any observations by the external auditor;
- the Board of Directors has prepared the Report on Corporate Governance pursuant to art. 124-*bis* of Legislative Decree 58/98; in 2007, the company adopted the Code of Conduct issued by Borsa Italiana in March 2006, and the Report on Corporate Governance offers an insight into the composition of the relevant committees, compliance with the requirements for directors, the effects of these, and how the company has implemented the proposals of the Code of Conduct;
- the proposal to distribute a dividend submitted by the Board of Directors does not contravene applicable legislation or statutory provisions, would be implemented by the shareholders' meeting using sums that are freely available, and is compatible with the financial stability of the company. This proposal already takes into account the proposal for a bonus share issue previously submitted to the extraordinary shareholders' meeting on 30 April 2010, to avoid the existence of shares with different dividend rights, even temporarily, as the new shares will carry dividend rights effective from 1 January 2009.

Finally, the Board of Statutory Auditors confirms that it has not issued any opinions during the year, apart from on those occasions required by law and always in connection with the Board's core activities.

The Board also notes that its mandate, conferred by the shareholders' meeting on 24 April 2007, expires with the approval of these accounts. While expressing its thanks for the confidence shown in it, the Board would like to point out that the renewal of the mandate, which is already on the agenda for the meeting, must take place in accordance with the provisions of art. 148 of the TUF and art. 24 of the

company's articles of association.

Observations on the annual accounts and on the proposal for approval

Given that the external auditor has not made any observations regarding the quarterly checks or the annual accounts that fall within its legal remit, and having acknowledged the results of the checks carried out, the Board of Statutory Auditors believes that the accounts and the documentation submitted by the Board of Directors for the approval of the shareholders' meeting, while bearing in mind the considerations above, fully represents the company's operations at 31 December 2009 in line with legislation. The Board also agrees with the proposal submitted by the Board of Directors for the allocation of profit for the year and the distribution of a dividend, supplemented by € 2,138,798 from retained earnings.

Pursuant to art. 144-*quinquiesdecies* of the Issuer Regulations, approved by Consob with Resolution 11971/99 and subsequent revisions and amendments, the Board of Statutory Auditors encloses the list of positions held by board members in companies described in Book V, Chapter V, Sections V, VI and VII of the Italian Civil Code at the date this report was issued. The list has been drawn up on the basis of the instructions contained in Annex 5-*bis*, Table 4 of the above Regulations.

Milan, 13 April 2010

The Chairman

Antonio Ortolani

Statutory Auditors

Alberto Lazzarini

Giuseppe Pajardi

Antonio Ortolani

Company	Position (auditor, director, etc.)	Office expires (with approval of accounts as of)
Aliante Equity Due Spa	Chairman of Board of Statutory Auditors	31/12/2010
Aliante Equity Investments Spa	Chairman of Board of Statutory Auditors	31/12/2011
Aliante Secondary Buy Out Spa	Chairman of Board of Statutory Auditors	31/12/2010
Campari Italia Spa	Chairman of Board of Statutory Auditors	31/12/2010
Canonica 64 Srl	Chairman and Managing Director	Until revoked
Cartiere Ambrogio Binda Spa in liq.	Chairman of Board of Statutory Auditors	31/12/2011
Pirelli RE Valutations & e-Services Spa	Statutory Auditor	31/12/2009
Davide Campari Milano Spa (*)	Chairman of Board of Statutory Auditors	31/12/2009
Giardini Moscati Srl	Chairman and Managing Director	31/12/2009
Dott. A. Giuffrè Editore Spa	Chairman of Board of Statutory Auditors	31/12/2011
GEFIMO Spa	Statutory Auditor	31/12/2009
Green Holding Spa	Chairman of Board of Statutory Auditors	31/12/2011
L'Alleanza Spa	Chairman of Board of Statutory Auditors	30/06/2010
Pirelli Labs Spa	Statutory Auditor	31/12/2009
Rea Dalmine Spa	Chairman of Board of Statutory Auditors	31/12/2012
Roche Diagnostics Spa	Chairman of Board of Statutory Auditors	31/12/2009
Roche Spa	Chairman of Board of Statutory Auditors	31/12/2009
Same Deutz-Fahr Group Spa	Chairman of Board of Statutory Auditors	31/12/2009
Sella&Mosca Commerciale Srl	Chairman of Board of Statutory Auditors	31/12/2011
Sella&Mosca Spa	Chairman of Board of Statutory Auditors	31/12/2010
Tipografia Mori & C. Spa	Chairman of Board of Statutory Auditors	31/12/2011
Zedda Piras Spa	Chairman of Board of Statutory Auditors	31/12/2010

(*) Number of positions held in issuers	1
Total number of positions held	22

Milan, 13 April 2010

IN WITNESS WHEREOF

Alberto Lazzarini

Company	Position (auditor, director, etc.)	Office expires (approval of accounts as of)
Banca di Legnami S.p.A.	Board member	31/12/2010
Acme International S.p.A. in liquidation	Liquidator	Indefinite
Clipper S.r.l. in liquidation	Liquidator	Indefinite
Fond. Cariplo - Comunitaria Ticino Olona	Deputy Chairman	31/12/2011
Gest-Uno S.p.A.	Chairman of Board of Statutory Auditors	31/12/2011
Fin-Grancasa S.p.A.	Chairman of Board of Statutory Auditors	31/12/2010
G.M.P. S.p.A.	Chairman of Board of Statutory Auditors	31/12/2010
Tognana Porcellane S.p.A.	Chairman of Board of Statutory Auditors	31/12/2009
G.M.M. S.p.A.	Chairman of Board of Statutory Auditors	31/12/2011
Mornago Textiles S.p.A.	Chairman of Board of Statutory Auditors	31/12/2009
Tacchi Giacomo & Figli S.p.A.	Chairman of Board of Statutory Auditors	31/12/2011
Salumificio Venegoni S.p.A.	Chairman of Board of Statutory Auditors	31/12/2009
Giuliana S.r.l.	Chairman of Board of Statutory Auditors	30/11/2010
Monica S.r.l.	Chairman of Board of Statutory Auditors	31/12/2011
Immobiliare Saba S.r.l.	Chairman of Board of Statutory Auditors	31/12/2009
Immobiliare Ketty S.r.l.	Chairman of Board of Statutory Auditors	31/12/2010
Industria Chimica Bovisio S.r.l. in liquidation	Chairman of Board of Statutory Auditors	31/12/2010
MIRA II - La Gazzetta S.r.l.	Chairman of Board of Statutory Auditors	31/12/2009
Mocchetti Gino Industrie Sollevamenti S.r.l	Chairman of Board of Statutory Auditors	31/12/2010
Cargo S.r.l. in liquidation	Chairman of Board of Statutory Auditors	31/12/2010
MIPA S.r.l.	Chairman of Board of Statutory Auditors	31/12/2010
Immobiliare Astra S.p.A.	Chairman of Board of Statutory Auditors	31/12/2010
Immobiliare Famiglia Legnanese S.r.l.	Chairman of Board of Statutory Auditors	31/12/2010
Società Prodotti Antibiotici S.p.A.	Chairman of Board of Statutory Auditors	31/12/2010
Euroimpresa Legnano S.c.r.l.	Chairman of Board of Statutory Auditors	31/12/2010
Fondazione Famiglia Legnanese	Chairman of Board of Statutory Auditors	Indefinite
Rancilio Macchine per Caffè S.p.A.	Statutory Auditor	31/12/2009
Davide Campari Milano S.p.A. (*)	Statutory Auditor	31/12/2009
Fincorus S.p.A.	Statutory Auditor	31/12/2010
Fincos S.p.A.	Statutory Auditor	31/12/2010
Alicros S.p.A.	Statutory Auditor	31/12/2010

Company	Position (auditor, director, etc.)	Office expires (approval of accounts as of)
Campari Italia S.p.A.	Statutory Auditor	31/12/2010
Gest-Due S.p.A.	Statutory Auditor	31/12/2011
Gest-Tre S.p.A.	Statutory Auditor	31/12/2011
Grandi Magazzini Bossi S.p.A.	Statutory Auditor	31/12/2011
Consumer Electronics S.p.A.	Statutory Auditor	31/03/2012
Eurodefi Italia S.p.A.	Statutory Auditor	31/12/2009
Immobiliare Edifare S.r.l.	Statutory Auditor	31/12/2009
Frascold S.p.A.	Statutory Auditor	31/12/2011

(*) Number of positions held in issuers	1
Total number of positions held	13

Milan, 13 April 2010

IN WITNESS WHEREOF

Giuseppe Pajardi

Company	Position (auditor, director, etc.)	Office expires (approval of accounts as of)
DAVIDE CAMPARI MILANO SPA	Statutory Auditor	31/12/2009
ITALFARMACO	Chairman of Board of Directors	31/12/2010
ECKART ITALIA SRL	Chairman of Board of Statutory Auditors	31/12/2012
FINCORUS SPA	Statutory Auditor	31/12/2010
FINEOS SPA	Statutory Auditor	31/12/2010
ALICROS SPA	Statutory Auditor	31/12/2010
CAMPARI ITALIA SPA	Statutory Auditor	31/12/2010
INTERCONTINENTAL SRL	Statutory Auditor	31/12/2010
RIELLO GROUP SPA	Statutory Auditor	31/12/2009
MELIORBANCA SPA	Statutory Auditor	31/12/2011
GEROLIMICH SPA in liquidation	Liquidator	End of liquidation
UNIONE MANIFATTURE in liquidation	Liquidator	End of liquidation
MARELLI MOTORI in liquidation	Liquidator	End of liquidation
(*) Number of positions held in issuers	1	
Total number of positions held	13	
Milan, 13 April 2010		IN WITNESS WHEREOF



GRUPPO
CAMPARI



Campari annuncia risultati molto positivi nel primo trimestre 2010

Tutti gli indicatori di *performance* in crescita a doppia cifra anche livello organico

Ancora eccellente la generazione di cassa: € 37,4 milioni nel primo trimestre 2010

DATI PRINCIPALI - Primo trimestre 2010

- **Vendite: € 233,6 milioni (+22,9%, crescita organica +14,5%)**
- **Margine di contribuzione: € 93,7 milioni (+17,3%, crescita organica +11,5%, 40,1% delle vendite)**
- **EBITDA prima di oneri e proventi non ricorrenti: € 59,1 milioni (+22,6%, crescita organica +18,7%, 25,3% delle vendite)**
- **EBIT prima di oneri e proventi non ricorrenti: € 52,3 milioni (+21,3%, crescita organica +19,0%, 22,4% delle vendite)**
- **Utile prima delle imposte: € 43,3 milioni (+12,7%)**
- **Debito finanziario netto: in calo a € 593,4 milioni**

Milano, 13 maggio 2010 - Il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha approvato il resoconto intermedio di gestione al 31 marzo 2010.

Nel primo trimestre del 2010 il Gruppo Campari ha conseguito **risultati molto positivi** con **tutti gli indicatori di *performance* in crescita a doppia cifra anche a livello organico**. L'andamento del *business* è stato positivamente influenzato dall'andamento molto buono delle principali combinazioni di prodotto e mercato, e, in misura minore, da un confronto favorevole con il primo trimestre del 2009, che era stato negativamente condizionato dalla crisi finanziaria e dal fenomeno di *destocking*. Inoltre, alla crescita ha significativamente contribuito l'acquisizione di **Wild Turkey,** consolidata da giugno 2009. Anche tutti gli **indicatori di *performance* operativa organica sono risultati in crescita a doppia cifra**, grazie al *mix* positivo delle vendite e nonostante il consistente incremento degli investimenti di *marketing*.

Bob Kunze-Concewitz, *Chief Executive Officer*: ***'La nostra* performance *nel primo trimestre del 2010 è stata molto positiva, con tutti gli indicatori in forte crescita. Questo risultato ci ha permesso di incrementare considerevolmente gli investimenti di* marketing *senza impattare negativamente la marginalità. I risultati sono stati favoriti da un ritorno a un* trend *più normalizzato nelle Americhe e dagli effetti dell'acquisizione di Wild Turkey; ma soprattutto la nostra* performance *complessiva è stata sostenuta dall'andamento dei consumi delle nostre principali combinazioni di prodotto e mercato, in particolare del nostro* business *chiave degli aperitivi in Europa. Per il futuro, riteniamo che il persistere della volatilità possa impattare l'andamento dei risultati nei vari trimestri, ma continuiamo a guardare con cauto ottimismo alle prospettive complessive per il 2010'.***

RISULTATI CONSOLIDATI DEL PRIMO TRIMESTRE 2010

Risultati consolidati	1 gennaio - 31 marzo 2010 € milioni	1 gennaio - 31 marzo 2009 € milioni	Variazione a cambi effettivi	Variazione a cambi costanti
Vendite nette	**233,6**	**190,1**	**+22,9%**	**+22,7%**
Margine di contribuzione [1]	93,7	79,9	+17,3%	+17,9%
EBITDA prima di oneri e proventi non ricorrenti	**59,1**	**48,2**	**+22,6%**	**+23,7%**
EBITDA	58,6	47,7	+22,9%	+23,8%
Risultato della gestione corrente = EBIT prima di oneri e proventi non ricorrenti	**52,3**	**43,1**	**+21,3%**	**+22,6%**
Risultato operativo = EBIT	51,8	42,6	+21,5%	+22,7%
Utile prima delle imposte	**43,3**	**38,4**	**+12,7%**	**+12.8%**

(1) Risultato della gestione corrente prima dei costi di struttura.

Nel primo trimestre 2010 le **vendite del Gruppo** sono state pari a **€ 233,6 milioni** (**+22,9%**; **+14,5% crescita organica**, **+0,2% effetto cambi** e **+8,2% effetto perimetro**, quest'ultimo principalmente dovuto all'acquisizione di Wild Turkey).

Il **margine lordo** è stato **€ 133,6 milioni**, in crescita del +27,9%, principalmente grazie al ***mix* favorevole delle vendite** dovuto alla **crescita a doppia cifra del segmento *spirit***.

Le **spese per pubblicità e promozioni** sono state **€ 39,9 milioni**, in crescita del +62,3% e pari al 17,1% delle vendite.

Il **margine di contribuzione**, ovvero il margine lordo dopo le spese per pubblicità e promozioni, è stato **€ 93,7 milioni**, in crescita del +17,3% (+11,5% crescita organica) e pari al 40,1% delle vendite.

L'**EBITDA prima di proventi e oneri non ricorrenti** è stato € **59,1 milioni**, in crescita del +22,6% **(+18,7% crescita organica)** e pari al 25,3% delle vendite.

L'**EBIT prima di oneri e proventi non ricorrenti** è stato **€ 52,3 milioni**, in crescita del +21,3% **(+19,0% crescita organica)** e pari al 22,4% delle vendite.

L'**EBITDA** è stato **€ 58,6 milioni**, in crescita del +22,9%.

L'**EBIT** è stato **€ 51,8 milioni**, in crescita del +21,5%.

L'**utile prima delle imposte** è stato **€ 43,3 milioni** (+12,7%; +12,8% a cambi costanti).

Al 31 marzo 2010, l'**indebitamento finanziario netto** era pari a € 593,4 milioni (**€ 630,8 milioni** al 31 dicembre 2009), a conferma dell'**ottima capacità del Gruppo di continuare a generare cassa** (pari a € 37,4 milioni nel primo trimestre, nonostante un impatto negativo sulla posizione finanziaria netta da oscillazione dei cambi pari a € 17,9 milioni).

VENDITE CONSOLIDATE DEL PRIMO TRIMESTRE 2010

Gli ***spirit***, che rappresentano il 76,2% del *business* (in crescita rispetto a 70,5% nel primo trimestre 2009), hanno registrato una variazione delle vendite del +33,0%, determinata da una **crescita organica del +22,2%**, da un **impatto positivo dei cambi del +0,2%** e da un **effetto perimetro del +10,6%**.

Il *brand* **Campari** ha registrato una **crescita del +18,2%** a cambi costanti (+20,8% a cambi effettivi), grazie a una forte ripresa delle vendite in particolare sul mercato brasiliano. Le vendite di **SKYY sono cresciute del +17,9%** a cambi costanti (+12,4% a cambi effettivi), grazie al favorevole confronto con il dato del 2009, al buon andamento dei consumi di SKYY Infusion negli Stati Uniti e a un'accelerazione della crescita nei principali mercati internazionali. **Aperol** ha confermato l'andamento molto sostenuto dei consumi (**+36,4%** a cambi costanti) in Italia e all'estero, con particolare riferimento al mercato tedesco e austriaco. **Campari Soda** ha registrato un andamento in linea con il corrispondente periodo dell'anno scorso. Le vendite dei ***brand* brasiliani** hanno segnato una **crescita delle vendite a tripla cifra**, grazie al successo dell'implementazione della nuova politica commerciale e a un confronto favorevole rispetto al corrispondente periodo dell'anno scorso. Il primo trimestre 2010 è stato positivo anche per **GlenGrant** (**+50,7% a** cambi costanti) e **Cynar** (**+3,5%** a cambi costanti).

Gli ***wine***, che rappresentano il 11,1% del fatturato, hanno registrato una **crescita del +7,4%**, determinata da una **variazione positiva del *business* organico del +2,6%**, da una **variazione**

positiva di perimetro del +4,6% e da un **impatto positivo dei cambi del +0,2%**. La *performance* positiva del segmento è da attribuirsi principalmente agli **spumanti Cinzano** (+17,5% a cambi costanti), grazie al buon andamento dei mercati italiano e tedesco, e ai ***vermouth* Cinzano** (+3,2% a cambi costanti), in particolare grazie a una ripresa nel mercato russo, chiave per il *brand*. Le vendite di **Sella & Mosca** sono invariate rispetto al corrispondente periodo dell'anno scorso, mentre **Riccadonna** ha segnato una momentanea contrazione dovuta al passaggio sulla nuova piattaforma distributiva del Gruppo nell'importante mercato australiano.

I ***soft drink***, che rappresentano il 11,9% del fatturato, hanno registrato una **variazione negativa del -6,1%**, determinata dalla contrazione di bibite analcoliche e acque minerali e da **Crodino** (-4,8%) dovuta alla mutata pianificazione temporale dell'attività promozionale nel canale moderno.

Relativamente alla **ripartizione geografica**, le vendite del primo trimestre 2010 sul **mercato italiano**, pari al 44,6% del totale (53,0% nel primo trimestre del 2009), hanno registrato una **crescita del +3,4%**, determinata dal positivo contributo della crescita organica (+4,0%), in parte compensata da un effetto perimetro negativo del -0,6%.

Le vendite in **Europa** (esclusa l'Italia), pari al 18,8% delle vendite consolidate, hanno segnato una **crescita del +18,9%**, determinata da una **crescita del *business* organico del +15,7%**, grazie a una buona *performance* di tutti i mercati principali dell'Europa occidentale e orientale, da una variazione di perimetro positiva del +2,9% e da un effetto cambi del +0,3%.

Le vendite nell'area **Americhe**, pari al 30,9% del totale, hanno registrato una crescita complessiva del +66,5%, determinata da una **variazione organica positiva del +42,3%**, un effetto **cambi positivo del +0,7%** e un **effetto perimetro positivo del +23,5%**, quest'ultimo dovuto all'acquisizione di Wild Turkey. Nell'area Americhe, il *business* organico del **mercato USA** ha registrato una **crescita del +18,7%**, principalmente grazie al confronto favorevole con il primo trimestre dello scorso anno e un **effetto perimetro positivo del +28,4%**, controbilanciato da un **effetto cambi negativo del -7,0%**. In **Brasile,** le vendite hanno registrato **a livello organico** una **crescita a tripla cifra**, grazie al ritorno a un andamento normalizzato dopo l'introduzione della nuova politica commerciale e a un confronto favorevole rispetto all'anno scorso. Alla *performance* dell'area brasiliana hanno positivamente contribuito anche l'effetto perimetro (+1,3%) e un significativo effetto cambi.

L'area **resto del mondo** (che include anche le vendite *duty free*), pari al 5,8% del fatturato totale, è **cresciuta** complessivamente del **+47,3%**, trainata da una crescita di perimetro del +55,0%, da un effetto cambi del -0,1% e da una variazione negativa organica del -7,6%.

ALTRE DELIBERE

Assegnazione di *stock option*. Ai sensi dell'articolo 84-*bis* del Regolamento Consob n. 11971/99 (Regolamento Emittenti), si comunica che il Consiglio di Amministrazione in data odierna ha approvato le assegnazioni per l'anno 2010 delle opzioni relative al Piano di *stock option* istituito dall'Assemblea ordinaria degli azionisti del 30 aprile 2010. Le caratteristiche generali dell'assegnazione sono dettagliate nel documento 'Assegnazione per l'anno 2010 delle opzioni relative al piano di *stock option* istituito dall'Assemblea del 30 aprile 2010' pubblicato sul sito *web* www.camparigroup.com, sezione 'Investors'.

Il Dirigente Preposto alla redazione dei documenti contabili societari di Davide Campari-Milano S.p.A., Paolo Marchesini, attesta - ai sensi dell'articolo 154 bis, *2° comma, D. Lgs. 58/1998 (TUF) - che l'informativa contabile contenuta nel presente comunicato corrisponde alle risultanze documentali, ai libri e alle scritture contabili.*

CONFERENCE CALL

Si informa che alle **ore 13:00 (CET) di oggi, giovedì 13 maggio 2010**, si terrà una *conference call* durante la quale il *management* di Campari presenterà ad analisti, investitori e giornalisti i risultati del primo trimestre 2010. Per partecipare alla *conference call* sarà sufficiente comporre uno dei seguenti numeri:

- **dall'Italia** **02 8058 811**
- **dall'estero** **+44 203 147 47 96**

Le ***slide* della presentazione** potranno essere scaricate prima dell'inizio della *conference call* dalla Investor Relations *homepage* del sito *web* Campari all'indirizzo:

http://www.camparigroup.com/it/investors/home.jsp

Una **registrazione della *conference call*** sarà disponibile a partire da venerdì 14 maggio 2010 a giovedì 20 maggio 2010 chiamando i seguenti numeri:

- **dall'Italia 02 72495**
- **dall'estero +44 207 0980 726**

Codice di accesso: **708#**

PER ULTERIORI INFORMAZIONI

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: chiara.garavini@campari.com

www.camparigroup.com

Corporate Communications
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Alex Balestra
Tel. : +39 02 6225 364
Email: alex.balestra@campari.com

http://www.camparigroup.com/it/investors/home.jsp

http://www.camparigroup.com/it/press_media/image_gallery/immagini_gruppo.jsp

---

Il **Gruppo Campari** è una delle realtà più importanti nel settore del *beverage* a livello globale. E' presente in 190 paesi nel mondo con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA e in Europa continentale. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*. Nel segmento *spirit* spiccano *brand* di grande notorietà internazionale come Campari, SKYY Vodka e Wild Turkey e marchi *leader* in mercati locali tra cui Aperol, Cabo Wabo, Campari Soda, Cynar, GlenGrant, Ouzo 12, X-Rated, Zedda Piras e i brasiliani Dreher, Old Eight e Drury's. Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, i *brand* regionali Liebfraumilch, Mondoro, Odessa, Riccadonna, Sella & Mosca e Teruzzi & Puthod. Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda, con la relativa estensione di gamma. Il Gruppo impiega oltre 2.000 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. (Reuters CPRI.MI - Bloomberg CPR IM) sono quotate al Mercato Telematico di Borsa Italiana. www.camparigroup.com

- seguono tabelle -

GRUPPO CAMPARI

Scomposizione del fatturato consolidato per area geografica

	1 gennaio - 31 marzo 2010		1 gennaio - 31 marzo 2009		Variazione
	€ milioni	%	€ milioni	%	%
Italia	104,2	44,6%	100,7	53,0%	3,4%
Europa	43,9	18,8%	36,9	19,4%	18,9%
Americhe	72,1	30,9%	43,3	22,8%	66,5%
Resto del mondo e *duty free*	13,5	5,8%	9,1	4,8%	47,3%
Totale	**233,6**	**100,0%**	**190,1**	**100,0%**	**22,9%**

Analisi della variazione %	Totale	Crescita organica	Variazione perimetro	Effetto cambio
Italia	3,4%	4,0%	-0,6%	0,0%
Europa	18,9%	15,7%	2,9%	0,3%
Americhe	66,5%	42,3%	23,5%	0,7%
Resto del mondo e duty free	47,3%	-7,6%	55,0%	-0,1%
Totale	**22,9%**	**14,5%**	**8,2%**	**0,2%**

Scomposizione del fatturato consolidato per segmento di attività

	1 gennaio - 31 marzo 2010		1 gennaio - 31 marzo 2009		Variazione
	€ milioni	%	€ milioni	%	%
Spirit	178,1	76,2%	133,9	70,5%	33,0%
Wine	25,8	11,1%	24,0	12,6%	7,4%
Soft drink	27,8	11,9%	29,6	15,6%	-6,1%
Altri ricavi	1,9	0,8%	2,5	1,3%	-25,6%
Totale	**233,6**	**100,0%**	**190,1**	**100,0%**	**22,9%**

Analisi della variazione %	Variazione totale	Crescita organica	Variazione perimetro	Effetto Cambio
Spirit	33,0%	22,2%	10,6%	0,2%
Wine	7,4%	2,6%	4,6%	0,2%
Soft drink	-6,1%	-6,1%	0,0%	0,0%
Altre vendite	-25,6%	-40,3%	13,5%	1,2%
Totale	**22,9%**	**14,5%**	**8,2%**	**0,2%**

Conto economico consolidato

	1 gennaio - 31 marzo 2010		1 gennaio - 31 marzo 2009		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette[1]	**233,6**	**100,0%**	**190,1**	**100,0%**	**22,9%**
Costo del venduto[2]	(100,0)	-42,8%	(85,6)	-45,1%	16,7%
Margine lordo	**133,6**	**57,2%**	**104,5**	**54,9%**	**27,9%**
Pubblicità e promozioni	(39,9)	-17,1%	(24,6)	-12,9%	62,3%
Margine di contribuzione	**93,7**	**40,1%**	**79,9**	**42,0%**	**17,3%**
Costi di struttura[3]	(41,5)	-17,8%	(36,8)	-19,4%	12,7%
Risultato della gestione corrente = EBIT prima di oneri e proventi non ricorrenti	**52,3**	**22,4%**	**43,1**	**22,7%**	**21,3%**
Altri proventi (oneri) non ricorrenti	(0,5)	-0,2%	(0,5)	-0,3%	-
Risultato operativo = EBIT	**51,8**	**22,2%**	**42,6**	**22,4%**	**21,5%**
Proventi (oneri) finanziari netti	(8,3)	-3,6%	(3,9)	-2,0%	115,3%
Quota di utile (perdita) di società valutate col metodo del patrimonio netto	(0,0)	-0,0%	(0,3)	-0,1%	-
Oneri per *put option*	(0,1)	-0,0%	0,0	0,0%	-
Utile prima delle imposte e degli interessi di minoranza	**43,4**	**18,6%**	**38,5**	**20,3%**	**12,6%**
Interessi di minoranza	(0,1)	-0,0%	(0,1)	-0,0%	-
Utile del Gruppo prima delle imposte	**43,3**	**18,5%**	**38,4**	**20,2%**	**12,7%**
Totale ammortamenti	(6,8)	-2,9%	(5,0)	-2,7%	34,4%
EBITDA prima di oneri e proventi non ricorrenti	**59,1**	**25,3%**	**48,2**	**25,3%**	**22,6%**
EBITDA	**58,6**	**25,1%**	**47,7**	**25,1%**	**22,9%**

(1) Al netto di sconti e accise.
(2) Include costi dei materiali, costi di produzione e costi di distribuzione.
(3) Include spese generali e amministrative e costi di vendita.


GRUPPO
CAMPARI


RECEIVED
2010 JUL 14 A 9:13

Campari announces very strong results for the first quarter of 2010
Double-digit rise across all performance indicators also on an organic basis
Cash flow generation once again very strong: € 37.4 million in the first quarter 2010

HIGHLIGHTS - FIRST QUARTER 2010

- **Sales: € 233.6 million (+22.9%, organic growth +14.5%)**
- **Contribution after A&P: € 93.7 million (+17.3%, organic growth +11.5%, 40.1% of sales)**
- **EBITDA before one-offs: € 59.1 million (+22.6%, organic growth +18.7%, 25.3% of sales)**
- **EBIT before one-offs: € 52.3 million (+21.3%, organic growth +19.0%, 22.4% of sales)**
- **Group pre-tax profit: € 43.3 million (+12.7%)**
- **Net financial debt: down to € 593.4 million**

Milan, May 13, 2010 - The Board of Directors of Davide Campari-Milano S.p.A. approved the results for the first quarter ending 31 March 2010.

In the first quarter 2010 Gruppo Campari achieved **very strong results with double-digit rises across all indicators also on an organic basis**. The business benefitted from a very good performance of all key brand and market combinations and, to a lesser extent, from an easy comparison base versus last year's first quarter, which was hit by the credit crunch and destocking activities. Moreover, the consolidation of the **Wild Turkey acquisition**, included in the Group's perimeter as of June 2009, **positively boosted growth. All operating profit indicators also posted double-digit growth, even on a like-for-like basis**, thanks to a favourable sales mix and notwithstanding a considerable increase in marketing spending.

Bob Kunze-Concewitz, Chief Executive Officer: '*Our performance in the first quarter of 2010 was very positive with significant growth across all key indicators, which enabled us to considerably increase our marketing investments without negatively impacting margins. Whilst results were helped by a return to a more normal trading patterns across the Americas as well as by the effects of the Wild Turkey acquisition, our overall performance continued to be mostly impacted by strong consumption momentum across key brand and market combinations, especially in our core aperitif business in Europe. Looking forward, we think that continued volatility might impact trading across quarters but remain cautiously optimistic about our full year prospects.*'

CONSOLIDATED RESULTS FOR THE FIRST QUARTER 2010

	1 January - 31 March 2010 (€ millions)	1 January - 31 March 2009 (€ millions)	Change at actual exchange rates	Change at constant exchange rates
Net sales	**233.6**	**190.1**	**+22.9%**	**+22.7%**
Contribution after A&P [(1)]	93.7	79.9	+17.3%	+17.9%
EBITDA before one-offs	**59.1**	**48.2**	**+22.6%**	**+23.7%**
EBITDA	58.6	47.7	+22.9%	+23.8%
EBIT before one-offs	**52.3**	**43.1**	**+21.3%**	**+22.6%**
EBIT	51.8	42.6	+21.5%	+22.7%
Group pre-tax profit	**43.3**	**38.4**	**+12.7%**	**+12.8%**

[(1)] EBIT before SG&A.

In the first quarter of 2010, Group sales totalled **€ 233.6 million (+22.9%, +14.5% organic growth, +0.2% exchange rate effect** and **+8.2% perimeter effect,** the latter mainly due to the acquisition of Wild Turkey).

Gross margin increased to **€ 133.6 million**, +27.9%, mainly thanks to a **favourable sales mix** driven by **double-digit spirits growth.**

Advertising and promotion (A&P) was up by +62.3% to **€ 39.9 million**, or 17.1% of sales.

Contribution after A&P (gross margin after A&P) was up by +17.3% to **€ 93.7 million** (+11.5% organic growth), or 40.1% of sales.

EBITDA before one-offs was up by +22.6% to **€ 59.1 million (+18.7% organic growth)**, or 25.3% of sales.

EBIT before one-offs rose by +21.3% to **€ 52.3 million (+19.0% organic growth)**, or 22.4% of sales.

EBITDA reached **€ 58.6 million**, an increase of +22.9%.

EBIT reached **€ 51.8 million**, an increase of +21.5%.

Pre-tax profit reached € 43.3 million (+12.7%; +12.8% at constant exchange rates).

As of 31 March 2010, **net financial debt** stood at **€ 593.4 million** (€ 630.8 million as of 31 December 2009), thus **confirming the Group's strong capability to generate cash flow** (€ 37.4 million in the first quarter, notwithstanding a negative exchange rate impact on the net financial position of € 17.9 million).

CONSOLIDATED SALES IN THE FIRST QUARTER 2010

Sales of **spirits** (76.2% of total sales, up from 70.5% in the first quarter 2009) grew +33.0%, the combined result of **organic growth of +22.2%**, a **positive exchange rate effect of +0.2%** and a **positive perimeter effect of +10.6%.**

Campari brand sales **increased by +18.2%** at constant exchange rates (+20.8% at actual exchange rates), thanks to a strong recovery particularly in Brazil. **SKYY** sales **grew by +17.9% at constant exchange rates** (+12.4% at actual exchange rates), driven by favourable comparison base versus last year's first quarter, a strong consumption trend of the Infusions business in the US and accelerating growth in key international markets. **Aperol confirmed its very strong momentum (+36.4% at constant exchange rates)** in Italy and in international markets (particularly Germany and Austria). **Campari Soda** was in line with the performance achieved in the first quarter 2009. The **Brazilian brands' sales experienced triple-digit sales growth**, thanks to the successful execution of the new commercial policy and a favourable comparison base versus the corresponding period last year. A positive performance was achieved by **GlenGrant (+50.7%** at constant exchange rates) and **Cynar (+3.5%** at constant exchange rates).

Wines, which accounted for 11.1% of total sales, registered an **increase of +7.4%**, due to the combination of a **positive organic performance of +2.6%**, a **positive perimeter effect of +4.6%** and a **positive exchange rate effect of +0.2%**. The segment's **positive results** were driven **by Cinzano sparkling wines (+17.5%** at constant exchange rates), thanks to a positive performance

in Germany and Italy, and **Cinzano vermouth** (+**3.2%** at constant exchange rates), mainly thanks to a recovery in the key Russian market. **Sella & Mosca** was in line with last year, while **Riccadonna** posted a temporary slow-down due to its transition to the newly established distribution platform in the key Australian market.

Soft drinks (11.9% of total sales) recorded **a negative variation of -6.1**%, attributable to the weak performance of the soda range and mineral waters and to **Crodino** (-4.8%) due to a different phasing of promotional activities in the off trade channel.

Looking at sales **by region** in the first quarter 2010, sales in the **Italian market** (44.6% of total Group sales, down from 53.0% in the first quarter 2009) recorded an **increase of +3.4%**, thanks to organic growth (+4.0%), partly offset by a negative perimeter effect of -0.6%.

Sales in **Europe**, excluding Italy, (18.8% of consolidated sales) **increased by +18.9%**, driven by a **positive organic performance of +15.7%**, thanks to positive trading both in Western and Eastern European markets, a positive perimeter effect of +2.9% and a positive exchange rate effect of +0.3%.

The **Americas** (30.9% of total sales) posted an **overall growth of +66.5%**, driven by a **positive organic variation of +42.3%**, a **positive exchange rate effect (+0.7%)** and a **positive perimeter effect (+23.5%)**, the latter due to the acquisition of Wild Turkey. In the Americas, the **US market** registered an **organic increase of +18.7%**, mainly driven by a favourable comparison against last year's first quarter, a **negative exchange rate effect of -7.0%** and **positive perimeter effect of +28,4%**. In **Brazil, organic sales growth** registered a **triple-digit increase,** thanks to a return to regular trading after the full acceptance of the new commercial policy and a favourable comparison base. Performance in Brazil was also positively affected by a perimeter effect of +1.3% and a significant exchange rate effect.

Sales in the **rest of the world** (including duty free sales), which accounted for 5.8% of total sales, **grew by +47.3%** overall, driven by a positive perimeter effect of +55.0%, and a negative exchange rate effect of -0.1% and a negative organic change of 7.6%

OTHER RESOLUTIONS

Assignment of stock options. Pursuant to article 84-bis of Consob resolution no. 11971/99 (Regulations for Issuers), it should be noted that the Board of Directors has approved today the issuance of stock options for 2010 in accordance with the stock option plan approved by the Shareholders' meeting held on 30 April 2010. The information regarding the issuance of stock options is disclosed in the document 'Issuance of stock options for 2010 in accordance with the stock option plan approved by the Shareholders' meeting held on 30 April 2010' available on the website www.camparigroup.com under 'Investors' section.

The Manager in charge of preparing Davide Campari-Milano S.p.A.'s financial reports, Paolo Marchesini, certifies - pursuant to article 154 bis, paragraph 2 of the Legislative Decree 58/1998 (Consolidated Law on Financial intermediation) - that the accounting disclosures in this statement correspond to the accounting documents, ledgers and entries.

CONFERENCE CALL

Please note that at **1:00 pm (CET) today, Thursday, 13 May 2010**, Campari's management will hold a conference call to present the Group's first quarter results 2010 to analysts, investors and media. To participate, please dial one of the following numbers:

- **from Italy: 02 8058 811**
- **from abroad: +44 203 147 47 96**

The **presentation slides** can be downloaded before the conference call from the main investor relations page on Gruppo Campari's website, at

http://www.camparigroup.com/en/investors/home.jsp

A **recording of the conference call** will be available from Friday, 14 May until Thursday, 20 May 2010.
To listen to it, please call the following number:

- **from Italy:** **02 72495**
- **from abroad:** **+44 207 0980 726**

(access code: **708#**).

FOR FURTHER INFORMATION

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: chiara.garavini@campari.com

Alex Balestra
Tel. : +39 02 6225 364
Email: alex.balestra@campari.com

www.camparigroup.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

CitySavvy, Jana Sanchez
Tel.: +44 20 7395 1000
Email: jana@citysavvy.com

http://www.camparigroup.com/en/investors/home.jsp

http://www.camparigroup.com/en/press_media/image_gallery/group_images.jsp

ABOUT GRUPPO CAMPARI

Gruppo Campari is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the USA and Continental Europe. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. In the spirits segment its internationally renowned brands, such as Campari, SKYY Vodka and Wild Turkey stand out. It also has leading regional brands including Aperol, Cabo Wabo, Campari Soda, Cynar, GlenGrant, Ouzo 12, X-Rated, Zedda Piras and the local Brazilian brands Dreher, Old Eight and Drury's. Its wine segment boasts the global brand Cinzano, as well as important regional brands including Liebfraumilch, Mondoro, Odessa, Riccadonna, Sella & Mosca and Teruzzi & Puthod. The soft drinks segment comprises the non-alcoholic aperitif Crodino and Lemonsoda as well as its respective line extension dominating the Italian market. The Group employs over 2,000 people. The shares of the parent company, Davide Campari-Milano S.p.A. (Reuters CPRI.MI - Bloomberg CPR IM), are listed on the Italian Stock Exchange.
www.camparigroup.com

- tables to follow -

GRUPPO CAMPARI

Consolidated net revenues by geographic area

	1 January - 31 March 2010		1 January - 31 March 2009		
	€ million	%	€ million	%	% change
Italy	104.2	44.6%	100.7	53.0%	3.4%
Europe	43.9	18.8%	36.9	19.4%	18.9%
Americas	72.1	30.9%	43.3	22.8%	66.5%
Rest of the world and duty free	13.5	5.8%	9.1	4.8%	47.3%
Total	**233.6**	**100.0%**	**190.1**	**100.0%**	**22.9%**

Breakdown of % change	Total % change	Organic growth	External growth	Exchange rate effect
Italy	3.4%	4.0%	-0.6%	0.0%
Europe	18.9%	15.7%	2.9%	0.3%
Americas	66.5%	42.3%	23.5%	0.7%
Rest of the world and duty free	47.3%	-7.6%	55.0%	-0.1%
Total	**22.9%**	**14.5%**	**8.2%**	**0.2%**

Consolidated net revenues by segment

	1 January - 31 March 2010		1 January - 31 March 2009		
	€ million	%	€ million	%	% change
Spirits	178.1	76.2%	133.9	70.5%	33.0%
Wines	25.8	11.1%	24.0	12.6%	7.4%
Soft drinks	27.8	11.9%	29.6	15.6%	-6.1%
Other revenues	1.9	0.8%	2.5	1.3%	-25.6%
Total	**233.6**	**100.0%**	**190.1**	**100.0%**	**22.9%**

Breakdown of % change	Total % change	Organic growth	External growth	Exchange rate effect
Spirits	33.0%	22.2%	10.6%	0.2%
Wines	7.4%	2.6%	4.6%	0.2%
Soft drinks	-6.1%	-6.1%	0.0%	0.0%
Other revenues	-25.6%	-40.3%	13.5%	1.2%
Total	**22.9%**	**14.5%**	**8.2%**	**0.2%**

Consolidated income statement

	1 January - 31 March 2010		1 January - 31 March 2009		Change
	€ million	%	€ million	%	%
Net sales [1]	**233.6**	**100.0%**	**190.1**	**100.0%**	**22.9%**
Total cost of goods sold [2]	(100.0)	-42.8%	(85.6)	-45.1%	16.7%
Gross margin	**133.6**	**57.2%**	**104.5**	**54.9%**	**27.9%**
Advertising and promotion	(39.9)	-17.1%	(24.6)	-12.9%	62.3%
Contribution after A&P	**93.7**	**40.1%**	**79.9**	**42.0%**	**17.3%**
SG&A [3]	(41.5)	-17.8%	(36.8)	-19.4%	12.7%
EBIT before one-off's	**52.3**	**22.4%**	**43.1**	**22.7%**	**21.3%**
One off's	(0.5)	-0.2%	(0.5)	-0.3%	-
Operating profit = EBIT	**51.8**	**22.2%**	**42.6**	**22.4%**	**21.5%**
Net financial income (expenses)	(8.3)	-3.6%	(3.9)	-2.0%	115.3%
Income from associates	(0.0)	-0.0%	(0.3)	-0.1%	-
Put option costs	(0.1)	-0.0%	0.0	0.0%	-
Profit before taxes and minority interests	**43.4**	**18.6%**	**38.5**	**20.3%**	**12.6%**
Minority interests	(0.1)	-0.0%	(0.1)	-0.0%	-
Group's pre-tax profit	**43.3**	**18.5%**	**38.4**	**20.2%**	**12.7%**
Depreciation and amortisation	(6.8)	-2.9%	(5.0)	-2.7%	34.4%
EBITDA before one-off's	**59.1**	**25.3%**	**48.2**	**25.3%**	**22.6%**
EBITDA	**58.6**	**25.1%**	**47.7**	**25.1%**	**22.9%**

(1) Net of discounts and excise duties.

(2) Includes cost of materials, production and logistics costs.

(3) Includes selling, general and administrative costs.


GRUPPO
CAMPARI



Ordinary and extraordinary Shareholders' meeting of Davide Campari-Milano S.p.A.

- **Company's accounts for the fiscal year ending 31 December 2009 approved**
- **Bonus share capital increase approved: one additional share for each share originally owned**
- **Dividend of € 0.06 per share (post bonus share capital increase, equal to € 0,12 pre bonus share capital increase) approved (an increase of 9.1% vs. previous year)**
- **New Board of Directors appointed for the period 2010-2012**
- **Luca Garavoglia confirmed as Chairman for the period 2010-2012**
- **Auditing engagement conferred to PricewaterhouseCoopers for the period 2010-2018**

Milan, April 30, 2010 - The Shareholders' meeting of Davide Campari-Milano S.p.A. today **approved the company's 2009 accounts**.
The Shareholders' meeting approved a **full year dividend of € 0.06 (with an increase of 9.1% vs. the 2008 dividend of € 0.055 on a pro-forma basis) for each of the shares resulting from the bonus share capital increase** approved by the Shareholders' meeting held today. Pre bonus share capital increase the proposed dividend would be of € 0.12 per share (with an increase of 9.1% vs. the 2008 dividend of € 0.11).
The dividend will be paid on 27 May 2010 (after the execution of the bonus share capital increase), with the exception of own shares, with the prior detachment of coupon no. 7 on 24 May 2010.

The Shareholders meeting **approved a bonus share capital increase** with the issuance of 290,400,000 new shares with a par value of € 0.10 each. The new shares will be granted to current shareholders in the **proportion of one new share for each share owned**, converting for the purpose corresponding reserves into share capital.

The capital increase will be effected as soon as possible either on 10 May 2010 or otherwise on 17 May 2010, depending on inscription timings. The new shares' entitlement is effective 1 January 2009. Further to the bonus share capital increase, the share capital amounts to € 58.040.000 divided into 580,400,000 shares with a nominal value of € 0,10 each.

It should be noted that, ***ceteris paribus*, the execution of the bonus share capital increase will have as a consequence the halving of the current stock price.**

The Shareholders' meeting **appointed a new Board of Directors for the 2010-2012 period,** comprised of Eugenio Barcellona, Enrico Corradi, Luca Garavoglia, Karen Guerra, Thomas Ingelfinger, Bob Kunze-Concewitz, Paolo Marchesini, Marco Perelli-Cippo and Stefano Saccardi.

Enrico Corradi, Karen Guerra and Thomas Ingelfinger declare that they qualify as Independent Directors as defined in article 148, paragraph 3, of the Legislative Decree no. 58/1998.

The Shareholders' meeting **confirmed Luca Garavoglia as Chairman for the 2010-2012 period.**

In addition, the Shareholders' meeting **appointed the new Board of Statutory Auditors** for the 2010-2012 period, comprised of Pellegrino Libroia, Chairman, and Enrico Colombo and Carlo Lazzarini, auditors.

It should be noted that Karen Guerra and Pellegrino Libroia were appointed on the basis of the lists of candidates for directors and auditors respectively, submitted by the minority shareholder Cedar Rock Capital Ltd, whilst the other directors and auditors were appointed on the basis of the lists submitted by the majority shareholders Alicros S.p.A

The curriculum vitae of the directors and auditors appointed are available in the Investors section ('Shareholders' Meetings') of the company's website www.camparigroup.com.

The Chairman, Luca Garavoglia, thanked the outgoing directors and auditors for their strong commitment to the Group and their very capable work during the past years.

Following expiration of the previous assignment, the Shareholders' meeting **conferred the auditing engagement to PricewaterhouseCoopers for the period 2010-2018**, pursuant to and in accordance with current norms and regulations.

CONSOLIDATED RESULTS FOR 2009

In 2009, Group sales totalled **€ 1,008.4 million (+7.0%, -1.0% organic growth, +0.7% exchange rate effect** and **+7.3% perimeter effect,** the latter due to the acquisitions of Wild Turkey, Destiladora San Nicolas, Sabia and Odessa, and the new agency brands Licor 43 in Germany and Cointreau in Brazil).

Gross margin increased to **€ 572.8 million**, up 11.4%, mainly thanks to a **favourable sales mix** driven by **double digit spirits growth**.

Contribution after A&P (gross margin after A&P) was up by 17.6% to **€ 401.2 million** (+7.6% organic growth), or 39.8% of sales.

EBITDA before one-offs was up by 21.4% to **€ 265.1 million (+9.2% organic growth**), or 26.3% of sales.

EBIT before one-offs rose by 20.4% to **€ 239.7 million (+8.6% organic growth**), or 23.8% of sales.

EBITDA reached **€ 261.0 million**, an increase of 21.6%.

EBIT reached **€ 235.6 million**, an increase of 20.6%.

Profit before tax and minority interests reached € 198.3 million (+15.0%; +13.0% at constant exchange rates).

The Group net profit rose to **€ 137.1 million**, an **increase of 8.3% at constant exchange rates** and +6.6% at actual exchange rates.

As of 31 December 2009, thanks to **excellent cash flow generation (cash flow from operating activities of € 271.4 million and free cash flow of € 184.3 million), net financial debt** stood at **€ 630.8 million** (€ 326.2 million as of 31 December 2008) after payment of the Wild Turkey acquisition (€ 418.4 million) and the Odessa acquisition (€ 14.8 million).

OTHER RESOLUTIONS

Own shares. The Shareholders' meeting authorised the purchase and/or sale of own shares, mainly to be used to service the stock option plans. The authorisation concerns the purchase and/or sale of shares, which, including existing own shares, shall not exceed a maximum of 10% of the share capital. The authorisation will remain valid until 30 June 2011. The unit price for the purchase and/or sale of own shares will not differ by more than 25% (whether upwards or downwards) from the weighted average price in the three stock market trading sessions prior to each transaction.

Stock options. The Shareholders' meeting approved a stock option plan pursuant to Art. 114-bis of the Consolidated Law on Financial Intermediation and in accordance with the stock option master plan approved by the Board of Directors of 18 March 2009 and by the Shareholders' meeting of 30 April 2009.

Statutory changes. The Shareholders' meeting approved several changes in the Company's bylaws reflecting the regulatory measures introduced by Legislative Decree no. 27/2010 transposing Directive 2007/36/EC. The meeting also approved the renewal for a further period of five years of the

authorisation to the Board of Directors to proceed to share capital increases, issue convertible bonds and other financial instruments.

Board of Directors of Davide Campari-Milano S.p.A. The Board of Directors, in a meeting held after the Shareholders' meeting, confirmed as managing directors, Bob Kunze-Concewitz, Chief Executive Officer, Paolo Marchesini, Chief Financial Officer, and Stefano Saccardi, General Counsel and Business Development Officer.

Moreover, the Board of Directors verified the independent status of the above mentioned directors Enrico Corradi, Karen Guerra and Thomas Ingelfinger based on the information received by the parties concerned and available to the Company. The Board of Directors declare that they qualify as Independent Directors as defined in current norms and regulations and Borsa Italiana's Corporate Governance Code.

Enrico Corradi, Thomas Ingelfinger and Marco Perelli-Cippo were appointed members of the Audit Commitee and the Supervisory Board. Eugenio Barcellona, Enrico Corradi and Thomas Ingelfinger were appointed members of the Remuneration and Appointments Commitee.

The Manager in charge of preparing Davide Campari-Milano S.p.A.'s financial reports, Paolo Marchesini, certifies - pursuant to article 154 bis, paragraph 2 of the Legislative Decree 58/1998 (Consolidated Law on Financial intermediation) - that the accounting disclosures in this statement correspond to the accounting documents, ledgers and entries.

FOR FURTHER INFORMATION

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: chiara.garavini@campari.com

Alex Balestra
Tel. : +39 02 6225 364
Email: alex.balestra@campari.com

www.camparigroup.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

CitySavvy, Jana Sanchez
Tel.: +44 20 7395 1000
Email: jana@citysavvy.com

http://www.camparigroup.com/en/investors/home.jsp

http://www.camparigroup.com/en/press_media/image_gallery/group_images.jsp

ABOUT GRUPPO CAMPARI

Gruppo Campari is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the USA and Continental Europe. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. In the spirits segment its internationally renowned brands, such as Campari, SKYY Vodka and Wild Turkey stand out. It also has leading regional brands including Aperol, Cabo Wabo, Campari Soda, Cynar, GlenGrant, Ouzo 12, X-Rated, Zedda Piras and the local Brazilian brands Dreher, Old Eight and Drury's. Its wine segment boasts the global brand Cinzano, as well as important regional brands including Liebfraumilch, Mondoro, Odessa, Riccadonna, Sella & Mosca and Teruzzi & Puthod. The soft drinks segment comprises the non-alcoholic aperitif Crodino and Lemonsoda as well as its respective line extension dominating the Italian market. The Group employs over 2,000 people. The shares of the parent company, Davide Campari-Milano S.p.A. (Reuters CPRI.MI - Bloomberg CPR IM), are listed on the Italian Stock Exchange.
www.camparigroup.com

- tables to follow -

GRUPPO CAMPARI

Consolidated net revenues by geographic area

	1 January - 31 December 2009		1 January - 31 December 2008		
	€ million	%	€ million	%	% change
Italy	388.1	38.5%	387.3	41.1%	0.2%
Europe	231.6	23.0%	212.9	22.6%	8.8%
Americas	325.3	32.3%	296.5	31.5%	9.7%
Rest of the world and duty free	63.5	6.3%	45.6	4.8%	39.3%
Total	**1,008.4**	**100.0%**	**942.3**	**100.0%**	**7.0%**

Breakdown of % change	Total % change	Organic growth	External growth	Exchange rate effect
Italy	0.2%	0.8%	-0.6%	0.0%
Europe	8.8%	4.5%	4.3%	0.0%
Americas	9.7%	-7.2%	14.9%	2.0%
Rest of the world and duty free	39.3%	-1.5%	38.9%	1.9%
Total	**7.0%**	**-1.0%**	**7.3%**	**0.7%**

Consolidated net revenues by segment

	1 January - 31 December 2009		1 January - 31 December 2008		
	€ million	%	€ million	%	% change
Spirits	739.6	73.3%	663.9	70.5%	11.4%
Wines	154.9	15.4%	157.6	16.7%	-1.7%
Soft drinks	100.3	9.9%	103.0	10.9%	-2.6%
Other revenues	13.7	1.4%	17.8	1.9%	-23.1%
Total	**1,008.4**	**100.0%**	**942.3**	**100.0%**	**7.0%**

Breakdown of % change	Total % change	Organic growth	External growth	Exchange rate effect
Spirits	11.4%	0.9%	9.5%	1.0%
Wines	-1.7%	-5.6%	3.9%	0.0%
Soft drinks	-2.6%	-2.6%	0.0%	0.0%
Other revenues	-23.1%	-20.8%	0.0%	-2.3%
Total	**7.0%**	**-1.0%**	**7.3%**	**0.7%**

Contribution after A&P by segment

Contribution after A&P	1 January - 31 December 2009		1 January - 31 December 2008		Change
	€ million	%	€ million	%	%
Spirits	330.9	82.5%	266.5	78.1%	24.2%
Wines	30.8	7.7%	32.8	9.6%	-6.1%
Soft drinks	37.5	9.3%	38.4	11.3%	-2.5%
Other	2.0	0.5%	3.5	1.0%	-43.4%
Total	**401.2**	**100.0%**	**341.2**	**100.0%**	**17.6%**

Breakdown of % change	Total % change	Organic growth	External growth	Exchange rate effect
Spirits	24.2%	11.6%	10.8%	1.8%
Wines	-6.1%	-6.9%	0.9%	0.0%
Soft drinks	-2.5%	-2.5%	-	-
Other revenues	-43.4%	-47.4%	-	4.0%
Total	**17.6%**	**7.6%**	**8.5%**	**1.4%**

GRUPPO CAMPARI

Consolidated income statement

	1 January - 31 December 2009		1 January – 31 December 2008		Change
	€ million	%	€ million	%	%
Net sales [1]	**1,008.4**	**100.0%**	**942.3**	**100.0%**	**7.0%**
Total cost of goods sold [2]	(435.6)	-43.2%	(428.2)	-45.4%	1.7%
Gross margin	**572.8**	**56.8%**	**514.1**	**54.6%**	**11.4%**
Advertising and promotion	(171.6)	-17.0%	(172.9)	-18.3%	-0.7%
Contribution after A&P	**401.2**	**39.8%**	**341.2**	**36.2%**	**17.6%**
SG&A [3]	(161.4)	-16.0%	(142.2)	-15.1%	13.5%
EBIT before one-off's	**239.7**	**23.8%**	**199.0**	**21.1%**	**20.4%**
One off's	(4.1)	-0.4%	(3.6)	-0.4%	-
Operating profit = EBIT	**235.6**	**23.4%**	**195.4**	**20.7%**	**20.6%**
Net financial income (expenses)	(28.9)	-2.9%	(18.9)	-2.0%	52.9%
One off's financial expenses	(7.7)	-0.8%	(3.3)	-0.4%	-
Income from associates	(0.8)	-0.1%	0.2	0.0%	-
Put option costs	0.0	0.0%	(1.0)	-0.1%	-
Profit before taxes and minority interests	**198.3**	**19.7%**	**172.4**	**18.3%**	**15.0%**
Taxes	(60.8)	-6.0%	(45.7)	-4.8%	33.1%
Net profit	**137.5**	**13.6%**	**126.7**	**13.5%**	**8.5%**
Minority interests	(0.4)	-0.0%	(0.2)	-0.0%	-
Group net profit	**137.1**	**13.6%**	**126.5**	**13.4%**	**8.3%**
Depreciation and amortisation	(25.4)	-2.5%	(19.3)	-2.0%	31.6%
EBITDA before one-off's	**265.1**	**26.3%**	**218.3**	**23.2%**	**21.4%**
EBITDA	**261.0**	**25.9%**	**214.7**	**22.8%**	**21.6%**

(1) Net of discounts and excise duties.

(2) Includes cost of materials, production and logistics costs.

(3) Includes selling, general and administrative costs.

GRUPPO CAMPARI

Consolidated balance sheet

	31 December 2009 € million	31 December 2008 € million
ASSETS		
Non-current assets		
Net tangible fixed assets	284.0	180.0
Biological assets	18.5	18.0
Property	0.7	0.7
Goodwill and trademarks	1,199.4	919.9
Intangible assets	5.5	5.1
Interests in associates	0.7	1.1
Pre-paid taxes	28.1	14.4
Other non-current assets	162.3	7.5
Total non-current assets	**1,699.1**	**1,146.7**
Current assets		
Inventories	271.4	165.6
Trade receivables	236.2	271.6
Financial receivables	6.7	4.1
Cash and cash equivalents	129.6	172.6
Other receivables	24.3	32.4
Total current assets	**668.2**	**646.3**
Non-current assets for sale	11.1	12.7
Total assets	**2,378.4**	**1,805.6**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity		
Share capital	29.0	29.0
Reserves	1,014.4	923.8
Group's shareholders' equity	1,043.5	952.9
Minority interests	2.5	2.1
Total shareholders' equity	**1,046.0**	**955.0**
Non-current liabilities		
Bonds	806.4	316.9
Other non-current financial payables	77.7	56.7
Staff severance funds	9.8	10.7
Risks funds	10.7	9.0
Deferred tax	87.9	72.4
Total non-current liabilities	**992.5**	**465.6**
Current liabilities		
Banks loan	17.3	107.5
Other financial payables	25.1	25.8
Trade payables	179.1	151.7
Payables for taxes	75.8	59.3
Other current liabilities	42.7	40.7
Total current liabilities	**339.9**	**385.0**
Total liabilities and shareholders' equity	**2,378.4**	**1,805.6**

GRUPPO CAMPARI

Consolidated cash flow statement

	31 December 2009 € million	31 December 2008 € million
EBIT	235.6	195.4
Amortisation and depreciation	25.4	19.3
Other changes in non-cash items	(1.2)	(10.8)
Change in non financial assets and payables	8.2	6.6
Taxes on income paid	(43.0)	(38.2)
Cash flow from operating activities before change in operating working capital	**224.9**	**172.4**
Net change in operating working capital	46.5	(0.9)
Cash flow from operating activities	**271.4**	**171.5**
Net interest paid	(32.3)	(15.9)
Cash flow from investing activities	**(54.8)**	**(32.6)**
Free cash flow	**184.3**	**123.0**
Acquisitions	(441.1)	(86.6)
Other changes	(7.0)	(5.9)
Dividends paid	(31.7)	(31.8)
Cash flow from other activities	**(479.8)**	**(124.3)**
Exchange rate differences and other movements	(18.7)	(10.3)
Net increase (decrease) in net financial position as a result of operating activities	**(314.2)**	**(11.6)**
Future exercise for put options and payment of earn outs	9.6	(26.6)
Net increase (decrease) in net financial position	**(304.6)**	**(38.1)**
Net financial position at start of period	**(326.2)**	**(288.1)**
Net financial position at end of period	**(630.8)**	**(326.2)**

DAVIDE CAMPARI-MILANO S.p.A.

Parent company income statement

	1 January - 31 December 2009 € million	1 January - 31 December 2008 € million
Net sales	**309.0**	**310.3**
Total cost of goods sold	(245.9)	(250.6)
Gross margin	**63.1**	**59.7**
Advertising and promotion	(1.9)	(5.8)
Contribution after A&P	**61.2**	**53.8**
SG&A	(32.2)	(20.1)
Of which one-off's	0.8	9.9
Operating profit	**29.0**	**33.8**
Income from associates	36.3	32.0
Net financial income (expenses)	(30.2)	(31.5)
Of which one off's financial expenses	(4.9)	(0.8)
Pretax profit	**35.0**	**34.3**
Taxes	(2.5)	(0.8)
Net profit	**32.5**	**33.5**

Parent company balance sheet

	31 December 2009 € million	31 December 2008 € million
Total non current assets	1,398.1	1,106.1
Total current assets	197.3	199.8
Total non current assets designed for sale	10.6	12.2
Total assets	**1,606.0**	**1,318.0**
Total shareholders' equity	532.3	548.5
Total non current liabilities	660.8	305.7
Total current liabilities	413.0	463.9
Total liabilities and shareholders' equity	**1,606.0**	**1,318.0**

Parent company cash flow

	31 December 2009 € million	31 December 2008 € million
Cash flow from operating activities	26.4	43.0
Cash flow from investing activities	(213.9)	99.1
Cash flow from financing activities	184.3	(134.8)
Increase (decrease) in cash and banks	(3.2)	7.2
Cash and banks at start of financial year	**14.1**	**6.9**
Cash and banks at end of financial year	**10.9**	**14.1**




RECEIVED
2010 JUL 14 A 9:13

Assemblea ordinaria e straordinaria di Davide Campari-Milano S.p.A.

- **Approvato il bilancio di esercizio al 31 dicembre 2009**
- **Deliberato l'aumento di capitale gratuito: una nuova azione ogni azione posseduta**
- **Deliberata la distribuzione di un dividendo di € 0,06 per azione *post* aumento di capitale gratuito, pari a € 0,12 per azione *ante* aumento di capitale gratuito (in aumento del 9,1% rispetto all'anno precedente)**
- **Nominato il Consiglio di Amministrazione per il triennio 2010-2012**
- **Luca Garavoglia confermato alla Presidenza per il triennio 2010-2012**
- **Conferito l'incarico di revisione contabile a PricewaterhouseCoopers per il novennio 2010-2018**

Milano, 30 aprile 2010 - L'Assemblea degli azionisti di Davide Campari-Milano S.p.A. ha **approvato oggi il bilancio relativo all'esercizio 2009**.

L'Assemblea ha **deliberato la distribuzione di un dividendo di € 0,06 per ciascuna delle azioni in circolazione risultanti dall'aumento di capitale gratuito deliberato dall'Assemblea in pari data (in aumento del 9,1%** rispetto al dividendo distribuito per l'esercizio 2008, pari a € 0,055 su base rettificata). *Ante* aumento di capitale gratuito il dividendo sarebbe pari a € 0,12 per azione (+9,1% sul dividendo distribuito per l'esercizio 2008, pari a € 0,11).

Il dividendo sarà messo in pagamento a partire dal 27 maggio 2010 (dopo l'esecuzione dell'aumento di capitale gratuito), con esclusione delle azioni proprie in portafoglio, previo stacco cedola numero 7 il 24 maggio 2010.

L'Assemblea ha deliberato un **aumento di capitale gratuito** da effettuarsi mediante emissione di 290.400.000 nuove azioni del valore nominale di € 0,10 da riconoscere gratuitamente ai soci **in ragione di una nuova azione per ciascuna azione posseduta**, mediante utilizzo di riserve.

L'operazione di assegnazione delle nuove azioni verrà eseguita alla prima data utile, individuata nel 10 maggio 2010, compatibilmente con i tempi tecnici, ovvero, in alternativa, il 17 maggio 2010. Le nuove azioni hanno godimento 1 gennaio 2009 e il capitale sociale versato risultante dall'aumento di capitale gratuito è pari a € 58.080.000, suddiviso in 580.800.000 azioni da nominali € 0,10 cadauna.

Si segnala che l'esecuzione dell'aumento di capitale gratuito comporterà, **a parità di condizioni, il dimezzamento del valore corrente del prezzo del titolo.**

L'Assemblea ha **nominato il nuovo Consiglio di Amministrazione per il triennio 2010-2012** composto da Eugenio Barcellona, Enrico Corradi, Luca Garavoglia, Karen Guerra, Thomas Ingelfinger, Bob Kunze-Concewitz, Paolo Marchesini, Marco P. Perelli-Cippo e Stefano Saccardi.

Enrico Corradi, Karen Guerra e Thomas Ingelfinger hanno dichiarato di essere in possesso dei requisiti di indipendenza di cui all'articolo 148 comma 3 del decreto legislativo 24 febbraio 1998 n. 58.

L'Assemblea ha **confermato Luca Garavoglia alla Presidenza per il triennio 2010-2012**.

L'Assemblea ha inoltre **nominato il nuovo Collegio Sindacale**, sempre per il triennio 2010-2012, composto da Pellegrino Libroia, Presidente, ed Enrico Colombo e Carlo Lazzarini, sindaci effettivi.

Si segnala che Karen Guerra e Pellegrino Libroia sono stati nominati sulla base delle liste dei candidati alla carica di, rispettivamente, amministratore e sindaco, presentate dall'azionista di minoranza Cedar Rock Capital Ltd mentre gli altri amministratori e sindaci sono stati eletti dalle liste presentate dall'azionista di maggioranza Alicros S.p.A.

I *curriculum vitae* dei consiglieri e dei sindaci nominati sono disponibili sul sito internet www.camparigroup.com, nella sezione Investors (area 'Assemblee azionisti' 2010).

Il Presidente Luca Garavoglia ha espresso agli amministratori e sindaci uscenti il più vivo ringraziamento per quanto fatto per il Gruppo in questi anni di oltremodo proficua collaborazione.

A seguito della scadenza del precedente mandato, l'Assemblea ha approvato la proposta di **conferimento dell'incarico di revisione contabile a PricewaterhouseCoopers per il novennio 2010-2018**, ai sensi e nel rispetto della normativa vigente.

RISULTATI CONSOLIDATI DEL 2009

Nel 2009 le **vendite del Gruppo** sono state pari a **€ 1.008,4 milioni** (**+7,0%**; **-1,0%** **crescita organica**, **+0,7% effetto cambi** e **+7,3% effetto perimetro**, quest'ultimo dovuto alle acquisizioni di Wild Turkey, Destiladora San Nicolas, Sabia e Odessa, e ai nuovi *brand* in licenza Licor 43 in Germania e Cointreau in Brasile).

Il **margine lordo** è stato **€ 572,8 milioni**, in crescita del 11,4%, principalmente grazie al ***mix* favorevole delle vendite** dovuto alla **crescita a doppia cifra del segmento *spirit***.

Il **margine di contribuzione**, ovvero il margine lordo dopo le spese per pubblicità e promozioni, è stato **€ 401,2 milioni**, in crescita del 17,6% (+7,6% crescita organica) e pari al 39,8% delle vendite.

L'**EBITDA prima di proventi e oneri non ricorrenti** è stato € **265,1 milioni**, in crescita del 21,4% (**+9,2% crescita organica**) e pari al 26,3% delle vendite.

L'**EBIT prima di oneri e proventi non ricorrenti** è stato **€ 239,7 milioni**, in crescita del 20,4% (**+8,6% crescita organica**) e pari al 23,8% delle vendite.

L'**EBITDA** è stato **€ 261,0 milioni**, in crescita del 21,6%.

L'**EBIT** è stato **€ 235,6 milioni**, in crescita del 20,6%.

L'utile prima delle imposte e degli interessi di minoranza è stato € 198,3 milioni (+15,0%; +13,0% a cambi costanti).

L'**utile netto del Gruppo** è stato **€ 137,1 milioni**, in **crescita del +8,3%** (+6,6% a cambi costanti).

Al 31 dicembre 2009, grazie alla **forte generazione di cassa** (pari a € 271,4 milioni, il flusso di cassa generato dalle attività operative e € 184,3 milioni, il *free cash flow*), l'**indebitamento finanziario netto** è pari a **€ 630,8 milioni** (€ 326,2 milioni al 31 dicembre 2008) dopo il pagamento delle acquisizioni di Wild Turkey per € 418,4 milioni e di Odessa per € 14,8 milioni.

ALTRE DELIBERE

Azioni proprie. L'Assemblea ha autorizzato il Consiglio di Amministrazione a procedere all'acquisto e/o all'alienazione di azioni proprie finalizzate principalmente a servire i piani di *stock option*. L'autorizzazione è stata accordata per l'acquisto e/o l'alienazione di azioni che, tenuto conto delle azioni proprie in portafoglio, non superino il 10% del capitale sociale e sarà in vigore sino al 30 giugno 2011. Il corrispettivo unitario per l'acquisito e/o l'alienazione non sarà inferiore del 25% nel minimo e superiore del 25% nel massimo al prezzo medio di riferimento registrato dal titolo nelle tre sedute di borsa precedenti ogni singola operazione di acquisto.

***Stock option*.** L'Assemblea ha approvato un piano di *stock option* ai sensi dell'articolo 114-*bis* TUF, predisposto in conformità al Regolamento per l'attribuzione di *stock option* approvato dal Consiglio di Amministrazione del 18 marzo 2009 e dall'Assemblea del 30 aprile 2009.

Modifiche statutarie. L'Assemblea ha approvato la modifica di alcune clausole dello statuto al fine di rendere lo stesso conforme ad alcune prescrizioni normative introdotte dal recente D.Lgs. n. 27/2010 recante recepimento della direttiva 2007/36/CE. L'Assemblea ha inoltre deliberato la modifica dello statuto al fine di rinnovare per ulteriori cinque anni la delega attribuita al Consiglio di Amministrazione per procedere ad aumenti del capitale, nonché emissione di obbligazioni convertibili e altri strumenti finanziari.

Consiglio di Amministrazione di Davide Campari-Milano S.p.A. Il Consiglio di Amministrazione, riunitosi dopo l'Assemblea, ha confermato nell'incarico gli amministratori delegati Bob Kunze-Concewitz, *Chief Executive Officer*, Paolo Marchesini, *Chief Financial Officer*, e Stefano Saccardi, *General Counsel and Business Development Officer*.

Il Consiglio ha altresì provveduto ad effettuare, sulla base delle informazioni ricevute dagli interessati e a disposizione della Società, la valutazione circa il rispetto dei requisiti di indipendenza in capo agli amministratori Enrico Corradi, Karen Guerra e Thomas Ingelfinger, qualificatisi indipendenti al momento della presentazione delle rispettive liste. La valutazione è stata effettuata sulla base dei criteri indicati dal Codice di autodisciplina delle società quotate nonché dai requisiti di legge applicabili in materia.

Sono stati nominati membri del Comitato Audit e dell'Organismo di Vigilanza Enrico Corradi, Thomas Ingelfinger e Marco P. Perelli-Cippo, e membri del Comitato Remunerazione e Nomine Eugenio Barcellona, Enrico Corradi e Thomas Ingelfinger.

Il Dirigente Preposto alla redazione dei documenti contabili societari di Davide Campari-Milano S.p.A., Paolo Marchesini, attesta - ai sensi dell'articolo 154 bis, 2 comma, D. Lgs. 58/1998 (TUF) - che l'informativa contabile contenuta nel presente comunicato corrisponde alle risultanze documentali, ai libri e alle scritture contabili.

PER ULTERIORI INFORMAZIONI

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: chiara.garavini@campari.com

Alex Balestra
Tel. : +39 02 6225 364
Email: alex.balestra@campari.com

www.camparigroup.com

Corporate Communications
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

http://www.camparigroup.com/it/investors/home.jsp

http://www.camparigroup.com/it/press_media/image_gallery/immagini_gruppo.jsp

Il **Gruppo Campari** è una delle realtà più importanti nel settore del *beverage* a livello globale. E' presente in 190 paesi nel mondo con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA e in Europa continentale. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*. Nel segmento *spirit* spiccano *brand* di grande notorietà internazionale come Campari, SKYY Vodka e Wild Turkey e marchi *leader* in mercati locali tra cui Aperol, Cabo Wabo, Campari Soda, Cynar, GlenGrant, Ouzo 12, X-Rated, Zedda Piras e i brasiliani Dreher, Old Eight e Drury's. Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, i *brand* regionali Liebfraumilch, Mondoro, Odessa, Riccadonna, Sella & Mosca e Teruzzi & Puthod. Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda, con la relativa estensione di gamma. Il Gruppo impiega oltre 2.000 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico di Borsa Italiana. www.camparigroup.com

- seguono tabelle -

GRUPPO CAMPARI

Scomposizione del fatturato consolidato per area geografica

	1 gennaio - 31 dicembre 2009		1 gennaio - 31 dicembre 2008		Variazione
	€ milioni	%	€ milioni	%	%
Italia	388,1	38,5%	387,3	41,1%	0,2%
Europa	231,6	23,0%	212,9	22,6%	8,8%
Americhe	325,3	32,3%	296,5	31,5%	9,7%
Resto del mondo e *duty free*	63,5	6,3%	45,6	4,8%	39,3%
Totale	**1.008,4**	**100,0%**	**942,3**	**100,0%**	**7,0%**

Analisi della variazione %	Totale	Crescita organica	Variazione perimetro	Effetto cambio
Italia	0,2%	0,8%	-0,6%	0,0%
Europa	8,8%	4,5%	4,3%	0,0%
Americhe	9,7%	-7,2%	14,9%	2,0%
Resto del mondo e duty free	39,3%	-1,5%	38,9%	1,9%
Totale	**7,0%**	**-1,0%**	**7,3%**	**0,7%**

Scomposizione del fatturato consolidato per segmento di attività

	1 gennaio - 31 dicembre 2009		1 gennaio - 31 dicembre 2008		Variazione
	€ milioni	%	€ milioni	%	%
Spirit	739,6	73,3%	663,9	70,5%	11,4%
Wine	154,9	15,4%	157,6	16,7%	-1,7%
Soft drink	100,3	9,9%	103,0	10,9%	-2,6%
Altri ricavi	13,7	1,4%	17,8	1,9%	-23,1%
Totale	**1.008,4**	**100,0%**	**942,3**	**100,0%**	**7,0%**

Analisi della variazione %	Variazione totale	Crescita organica	Variazione perimetro	Effetto Cambio
Spirit	11,4%	0,9%	9,5%	1,0%
Wine	-1,7%	-5,6%	3,9%	0,0%
Soft drink	-2,6%	-2,6%	0,0%	0,0%
Altre vendite	-23,1%	-20,8%	0,0%	-2,3%
Totale	**7,0%**	**-1,0%**	**7,3%**	**0,7%**

Scomposizione del margine di contribuzione per segmento di attività

Margine di contribuzione	2009		2008		2009/2008
	€ milioni	in % totale	€ milioni	in % totale	variazione %
Spirit	330,9	82,5%	266,5	78,1%	24,2%
Wine	30,8	7,7%	32,8	9,6%	-6,1%
Soft drink	37,5	9,3%	38,4	11,3%	-2,5%
Altro	2,0	0,5%	3,5	1,0%	-43,4%
Totale	**401,2**	**100,0%**	**341,2**	**100,0%**	**17,6%**

Analisi della variazione %	Variazione totale	Crescita organica	Variazione perimetro	Effetto Cambio
Spirit	24,2%	11,6%	10,8%	1,8%
Wine	-6,1%	-6,9%	0,9%	0,0%
Soft drink	-2,5%	-2,5%	-	-
Altre vendite	-43,4%	-47,4%	-	4,0%
Totale	**17,6%**	**7,6%**	**8,5%**	**1,4%**

Conto economico consolidato

	1 gennaio - 31 dicembre 2009		1 gennaio - 31 dicembre 2008		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette[1]	**1.008,4**	**100,0%**	**942,3**	**100,0%**	**7,0%**
Costo del venduto[2]	(435,6)	-43,2%	(428,2)	-45,4%	1,7%
Margine lordo	**572,8**	**56,8%**	**514,1**	**54,6%**	**11,4%**
Pubblicità e promozioni	(171,6)	-17,0%	(172,9)	-18,3%	-0,7%
Margine di contribuzione	**401,2**	**39,8%**	**341,2**	**36,2%**	**17,6%**
Costi di struttura[3]	(161,4)	-16,0%	(142,2)	-15,1%	13,5%
Risultato della gestione corrente = EBIT prima di oneri e proventi non ricorrenti	**239,7**	**23,8%**	**199,0**	**21,1%**	**20,4%**
Altri proventi (oneri) non ricorrenti	(4,1)	-0,4%	(3,6)	-0,4%	-
Risultato operativo = EBIT	**235,6**	**23,4%**	**195,4**	**20,7%**	**20,6%**
Proventi (oneri) finanziari netti	(28,9)	-2,9%	(18,9)	-2,0%	52,9%
Oneri finanziari non ricorrenti	(7,7)	-0,8%	(3,3)	-0,4%	-
Quota di utile (perdita) di società valutate col metodo del patrimonio netto	(0,8)	-0,1%	0,2	0,0%	-
Oneri per *put option*	0,0	0,0%	(1,0)	-0,1%	-
Utile prima delle imposte e degli interessi di minoranza	**198,3**	**19,7%**	**172,4**	**18,3%**	**15,0%**
Imposte	(60,8)	-6,0%	(45,7)	-4,8%	33,1%
Utile netto	**137,5**	**13,6%**	**126,7**	**13,5%**	**8,5%**
Interessi di minoranza	(0,4)	-0,0%	(0,2)	-0,0%	-
Utile del Gruppo	**137,1**	**13,6%**	**126,5**	**13,4%**	**8,3%**
Totale ammortamenti	(25,4)	-2,5%	(19,3)	-2,0%	31,6%
EBITDA prima di oneri e proventi non ricorrenti	**265,1**	**26,3%**	**218,3**	**23,2%**	**21,4%**
EBITDA	**261,0**	**25,9%**	**214,7**	**22,8%**	**21,6%**

(1) Al netto di sconti e accise.
(2) Include costi dei materiali, costi di produzione e costi di distribuzione.
(3) Include spese generali e amministrative e costi di vendita.

GRUPPO CAMPARI

Stato patrimoniale consolidato

	31 dicembre2009 € milioni	31 dicembre 2008 € milioni
ATTIVITÀ		
Attività non correnti		
Immobilizzazioni materiali nette	284,0	180,0
Attività biologiche	18,5	18,0
Investimenti immobiliari	0,7	0,7
Avviamento e marchi	1.199,4	919,9
Attività immateriali a vita definita	5,5	5,1
Partecipazioni in società collegate e *joint venture*	0,7	1,1
Imposte anticipate	28,1	14,4
Altre attività non correnti	162,3	7,5
Totale attività non correnti	**1.699,1**	**1.146,7**
Attività correnti		
Rimanenze	271,4	165,6
Crediti commerciali	236,2	271,6
Crediti finanziari	6,7	4,1
Disponibilità liquide e mezzi equivalenti	129,6	172,6
Altri crediti	24,3	32,4
Totale attività correnti	**668,2**	**646,3**
Attività non correnti destinate alla vendita	11,1	12,7
Totale attività	**2.378,4**	**1.805,6**
PASSIVITÀ E PATRIMONIO NETTO		
Patrimonio netto		
Capitale	29,0	29,0
Riserve	1.014,4	923,8
Patrimonio netto di pertinenza della Capogruppo	1.043,5	952,9
Patrimonio netto di pertinenza di terzi	2,5	2,1
Totale patrimonio netto	**1.046,0**	**955,0**
Passività non correnti		
Prestiti obbligazionari	806,4	316,9
Altre passività finanziarie non correnti	77,7	56,7
Trattamento di fine rapporto e altri fondi relativi al personale	9,8	10,7
Fondi per rischi e oneri futuri	10,7	9,0
Imposte differite	87,9	72,4
Totale passività non correnti	**992,5**	**465,6**
Passività correnti		
Debiti verso banche	17,3	107,5
Altri debiti finanziari	25,1	25,8
Debiti verso fornitori	179,1	151,7
Debiti per imposte	75,8	59,3
Altre passività correnti	42,7	40,7
Totale passività correnti	**339,9**	**385,0**
Totale passività e patrimonio netto	**2.378,4**	**1.805,6**

GRUPPO CAMPARI

Rendiconto finanziario consolidato

	31dicembre 2009 € milioni	31dicembre 2008 € milioni
Utile operativo	235,6	195,4
Ammortamenti	25,4	19,3
Variazioni che non determinano movimenti di cassa	(1,2)	(10,8)
Variazione di attività e passività non finanziarie	8,2	6,6
Imposte pagate	(43,0)	(38,2)
Flusso di cassa generato dalle attività operative prima delle variazioni di capitale circolante	**224,9**	**172,4**
Variazione capitale circolante netto operativo	46,5	(0,9)
Flusso di cassa generato dalle attività operative	**271,4**	**171,5**
Interessi netti pagati	(32,3)	(15,9)
Flusso di cassa assorbito da investimenti	**(54,8)**	**(32,6)**
Free cash flow	**184,3**	**123,0**
Acquisizioni	(441,1)	(86,6)
Altre variazioni	(7,0)	(5,9)
Dividendo pagato dalla Capogruppo	(31,7)	(31,8)
Flusso di cassa assorbito da altre attività	**(479,8)**	**(124,3)**
Altre differenze cambio e altre variazioni	(18,7)	(10,3)
Variazione delle posizione finanziaria relativa alle attività d'esercizio	**(314,2)**	**(11,6)**
Debiti per esercizio *put option* e pagamento *earn out*	9,6	(26,6)
Variazione delle posizione finanziaria netta	**(304,6)**	**(38,1)**
Posizione finanziaria relativa alle attività d'esercizio, di inizio periodo	**(326,2)**	**(288,1)**
Posizione finanziaria relativa alle attività d'esercizio, di fine periodo	**(630,8)**	**(326,2)**

DAVIDE CAMPARI-MILANO S.p.A.

Conto economico della Capogruppo

	1 gennaio - 31 dicembre 2009 € milioni	1 gennaio - 31 dicembre 2008 € milioni
Vendite nette	**309,0**	**310,3**
Costo del venduto	(245,9)	(250,6)
Margine lordo	**63,1**	**59,7**
Pubblicità e promozioni	(1,9)	(5,8)
Margine di contribuzione	**61,2**	**53,8**
Costi di struttura	(32,2)	(20,1)
Di cui proventi ed oneri non ricorrenti	0,8	9,9
Risultato operativo	**29,0**	**33,8**
Dividendi da imprese controllate	36,3	32,0
Proventi (oneri) finanziari netti	(30,2)	(31,5)
Di cui proventi ed oneri finanziari non ricorrenti	(4,9)	(0.8)
Utile prima delle imposte	**35,0**	**34,3**
Imposte	(2,5)	(0,8)
Utile netto	**32,5**	**33,5**

Stato Patrimoniale della Capogruppo

	31 dicembre 2009 € milioni	31 dicembre 2008 € milioni
Totale attività non correnti	1.398,1	1.106,1
Totale attività correnti	197,3	199,8
Totale attività non correnti destinate alla vendita	10,6	12,2
Totale attività	**1.606,0**	**1.318,0**
Totale patrimonio netto	532,3	548,5
Totale passività non correnti	660,8	305,7
Totale passività correnti	413,0	463,9
Totale passività e patrimonio netto	**1.606,0**	**1.318,0**

Rendiconto finanziario della Capogruppo

	31 dicembre 2009 € milioni	31 dicembre 2008 € milioni
Flusso monetario generato dall'attività operativa	26,4	43,0
Flusso monetario impiegato in attività di investimento	(213,9)	99,1
Flusso monetario generato (impiegato) da attività di finanziamento	184,3	(134,8)
Aumento (diminuzione) delle disponibilità liquide	(3,2)	7,2
Disponibilità liquide all'inizio dell'esercizio	**14,1**	**6,9**
Disponibilità liquide alla fine dell'esercizio	**10,9**	**14,1**


SEC MAIL
RECEIVED
PROCESSING
JUL 2 2010
SECTION


GRUPPO
CAMPARI

Resoconto intermedio di gestione
al 31 marzo 2010

INDICE

Dati di sintesi

	31 marzo 2010 € milioni	31 marzo 2009 € milioni	variazione %	variazione % a cambi costanti
Vendite nette	**233,6**	**190,1**	**22,9**	**22,7**
Margine di contribuzione	93,7	79,9	17,3	17,9
EBITDA prima di oneri e proventi non ricorrenti	**59,1**	**48,2**	**22,6**	**23,7**
EBITDA	**58,6**	**47,7**	**22,9**	**23,8**
Risultato della gestione corrente	52,3	43,1	21,3	22,6
Risultato operativo	**51,8**	**42,6**	**21,5**	**22,7**
ROS % (risultato operativo/vendite nette)	**22,2%**	**22,4%**		
Utile del Gruppo prima delle imposte	**43,3**	**38,4**	**12,7**	**12,8**

	31 marzo 2010 € milioni	31 dicembre 2009 € milioni
Indebitamento netto	593,4	630,8

Organi sociali

Consiglio di Amministrazione[1]

Luca Garavoglia	Presidente
Robert Kunze-Concewitz	Amministratore Delegato e *Chief Executive Officer*
Paolo Marchesini	Amministratore Delegato e *Chief Financial Officer*
Stefano Saccardi	Amministratore Delegato e *General Counsel and Business Development Officer*
Eugenio Barcellona	Amministratore e membro del Comitato Remunerazione e Nomine[4]
Enrico Corradi	Amministratore, membro del Comitato Remunerazione e Nomine[4] e membro del Comitato *Audit*[5]
Thomas Ingelfinger	Amministratore e membro del Comitato Remunerazione e nomine[4] e membro del Comitato *Audit*5)
Marco P. Perelli-Cippo	Amministratore e membro del Comitato *Audit*5)
Karen Guerra	Amministratore

Collegio Sindacale[2]

Pellegrino Libroia	Presidente
Carlo Lazzarini	Sindaco Effettivo
Enrico Colombo	Sindaco Effettivo
Giovanni Bandera	Sindaco Supplente
Graziano Gallo	Sindaco Supplente
Emilio Gnech	Sindaco Supplente

Società di revisione[3]

PricewaterhouseCoopers S.p.A.

[1] Il Consiglio di Amministrazione, di nove membri, è stato nominato il 30 aprile 2010 dall'Assemblea degli azionisti e resterà in carica per il triennio 2010-2012; Luca Garavoglia è stato nominato Presidente con i poteri di legge e statutariamente previsti.
Con delibera in pari data, il Consiglio di Amministrazione ha conferito agli Amministratori Delegati Robert Kunze-Concewitz, Paolo Marchesini e Stefano Saccardi i seguenti poteri, per una durata triennale e fino all'approvazione del bilancio dell'esercizio 2012:
- con firma singola: poteri di ordinaria rappresentanza e gestione, entro limiti di valore o temporali determinati per ciascuna categoria di atti;
- con firma abbinata a due: poteri di rappresentanza e gestione per determinate categorie di atti, entro limiti di valore o temporali considerati eccedenti l'attività ordinaria.

[2] L'Assemblea degli azionisti del 30 aprile 2010 ha altresì nominato per il triennio 2010-2012 il Collegio Sindacale.

[3] In pari data è stato conferito incarico per la revisione contabile alla società PricewaterhouseCoopers SpA per il novennio 2010-2018.

[4][5] Il Comitato Remunerazione e Nomine e il Comitato *Audit* sono stati nominati, per il triennio 2010-2011-2012, dal Consiglio di Amministrazione del 30 aprile 2010.

Resoconto intermedio di gestione

Eventi significativi del periodo

Distribuzione di Sagatiba in Brasile

Con decorrenza 1 marzo 2010, Campari do Brasil Ltda. ha acquisito i diritti di distribuzione della *cachaça* Sagatiba per il Brasile e altri sette mercati del Sud America.
Con Sagatiba, che è *market leader* nel segmento della *cachaça premium*, il Gruppo entra nel mercato della *cachaça*, che a volume è la più importante categoria di *spirit* in Brasile e completa così il suo portafoglio di *premium brand* in Sud America.

Distribuzione degli Scotch whisky Morrison *Bowmore in Italia*

Sempre dal 1 marzo 2010, in seguito alla definizione di un nuovo accordo, Campari Italia S.p.A. distribuisce sul mercato italiano il *single malt Scotch Whisky* Bowmore (Islay) di Morrison Bowmore Distilleries, controllata dal gruppo giapponese Suntory.
Con questo accordo, il Gruppo completa in Italia l'offerta di *whisky* in portafoglio, che include, oltre ai propri marchi GlenGrant (*single malt*) e Old Smuggler (*blended*), i *brand* di terzi in distribuzione Jack Daniel's (*Tennesse* whisky) e Tullamore Dew (*Irish whisky*).

Acquisto di azioni proprie

Dal 1 gennaio al 31 marzo 2010 sono state acquistate 460.000 azioni proprie a un valore unitario medio di € 8,23 e sono state fatte operazioni di vendita di azioni proprie per 807.506 azioni.
Al 31 marzo 2010, la Società detiene 2.106.614 azioni proprie, pari al 0,7% del capitale.

Andamento delle vendite

Evoluzione generale

Le vendite nette del Gruppo Campari del primo trimestre 2010 sono state pari a € 233,6 milioni, con una crescita complessiva del 22,9% rispetto a quelle del corrispondente periodo del 2009.
A perimetro di consolidamento e a tassi di cambio omogenei, la crescita organica è stata del 14,5%, mentre la variazione di perimetro e l'effetto cambio hanno determinato una variazione positiva, rispettivamente, del 8,2% e del 0,2%, come evidenziato nella tabella sotto riportata.

	€ milioni	in % sul primo trimestre 2009
vendite nette del primo trimestre 2010	233,6	
vendite nette del primo trimestre 2009	190,1	
variazione totale	**43,5**	**22,9%**
di cui		
variazione organica	27,5	14,5%
variazione di perimetro	15,6	8,2%
variazioni di cambio	0,4	0,2%
variazione totale	**43,5**	**22,9%**

Il risultato estremamente positivo del 2010 è stato in parte determinato da un confronto molto favorevole con il primo trimestre del 2009, nel quale le vendite erano state condizionate negativamente dall'acuirsi della crisi finanziaria e dalla conseguente riduzione del livello delle scorte dei distributori; tale fenomeno aveva condizionato in modo particolare le vendite in alcuni mercati importanti per il Gruppo, quali Stati Uniti, Brasile e Russia.
Peraltro, l'inizio del 2010 ha evidenziato un generalizzato *trend* positivo delle vendite e dei consumi dei marchi principali del Gruppo, in particolare Aperol conferma una robusta crescita a doppia cifra.
La crescita esterna del trimestre, che complessivamente vale € 15,6 milioni, è stata prevalentemente determinata dalle vendite relative all'acquisizione di Wild Turkey, che da sole rappresentano una crescita del 7,8% rispetto ad un effetto perimetro complessivo del 8,2%.
La tabella sotto riportata evidenzia il dettaglio completo dell'effetto perimetro, nelle sue componenti di *brand* del Gruppo e *brand* di terzi, tra i quali, in negativo, si rileva l'impatto di € 1,3 milioni determinato dall'interruzione dell'accordo distributivo con Société des Produits Marnier Lapostolle in Italia e Germania.

Vendite del primo trimestre 2010: dettaglio dell'effetto perimetro	€ milioni
Wild Turkey	14,9
Odessa	1,0
Subtotale *brand* del Gruppo	**15,9**
Cessata distribuzione *brand* di Société des Produits Marnier Lapostolle in Italia e Germania	-1,3
Brand di terzi in Italia (Icario), Germania (Licor 43) e Brasile (CachaçaSagatiba)	0,7
Copacking Legui in Argentina	0,3
Subtotale *brand* di terzi	**-0,3**
Totale variazione di perimetro	**15,6**

I tassi di cambio hanno avuto sulle vendite del primo trimestre 2010 un impatto positivo ma limitato al 0,2%. Infatti, se da un lato la valuta statunitense risulta svalutata sull'Euro del 5,9% rispetto ai valori medi del primo trimestre del 2009, dall'altro il Real brasiliano si è apprezzato del 20,9% rispetto allo stesso periodo del 2009.
La tabella seguente evidenzia i cambi medi e finali per le valute più significative per il Gruppo.

Cambi del periodo	1 gennaio - 31 marzo 2010	1 gennaio - 31 marzo 2009	Variazione %
US$ x 1 € cambio medio del periodo	1,384	1,302	-5,9%
US$ x 1 € cambio al 31 marzo	1,348	1,331	-1,3%
BRC x 1 € cambio medio del periodo	2,495	3,016	20,9%
BRC x 1 € cambio al 31 marzo	2,404	3,077	28,0%
CHF x 1 € cambio medio del periodo	1,464	1,497	2,3%
CHF x 1 € cambio al 31 marzo	1,428	1,515	6,1%
CNY x 1 € cambio medio del periodo	9,451	8,904	-5,8%
CNY x 1 € cambio al 31 marzo	9,201	9,094	-1,2%
GBP x 1 € cambio medio del periodo	0,887	0,908	2,4%
GBP x 1 € cambio al 31 marzo	0,890	0,931	4,6%
ARS x 1 € cambio medio del periodo	5,312	4,614	-13,1%
ARS x 1 € cambio al 31 marzo	5,223	4,946	-5,3%
MXN x 1 € cambio medio del periodo	17,685	18,719	5,8%
MXN x 1 € cambio al 31 marzo	16,657	18,762	12,6%

Vendite per area geografica

Nel primo trimestre dell'anno, le vendite sono incrementate in tutte le aree geografiche, con situazioni assai differenti fra loro e soprattutto con tassi di crescita significativamente diversi.
In particolare, l'acquisizione di Wild Turkey ha determinato un incremento del peso delle vendite delle aree Americhe e Resto del mondo sul totale delle vendite del Gruppo; rispetto al primo trimestre dell'anno la loro incidenza sul totale cresce infatti di circa dieci punti percentuali, passando dal 27,6% dello scorso anno al 36,7% del 2010.
Le due tabelle seguenti presentano, la prima, il valore delle vendite di ciascuna area, l'incidenza sul totale e la variazione rispetto alle vendite del primo trimestre del 2009 e, la seconda, l'impatto della crescita organica, della variazione di perimetro e dell'effetto cambio in ciascuna delle aree.

	1 gennaio - 31 marzo 2010		1 gennaio - 31 marzo 2009		variazione %
	€ milioni	%	€ milioni	%	2010/2009
Italia	104,2	44,6%	100,7	53,0%	3,4%
Europa	43,9	18,8%	36,9	19,4%	18,9%
Americhe	72,1	30,9%	43,3	22,8%	66,5%
Resto del mondo e *duty free*	13,5	5,8%	9,1	4,8%	47,3%
Totale	**233,6**	**100,0%**	**190,1**	**100,0%**	22,9%

Analisi della variazione %	variazione in %			
	totale	crescita organica	variazione perimetro	effetto cambio
Italia	3,4%	4,0%	-0,6%	0,0%
Europa	18,9%	15,7%	2,9%	0,3%
Americhe	66,5%	42,3%	23,5%	0,7%
Resto del mondo e *duty free*	47,3%	-7,6%	55,0%	-0,1%
Totale	**22,9%**	**14,5%**	**8,2%**	**0,2%**

In **Italia,** le vendite del primo trimestre del 2010 possono essere considerate molto soddisfacenti, con una crescita totale del 3,4% che, a perimetro omogeneo (ovvero al netto della variazione negativa relativa alla cessata distribuzione dei *brand* di Société des Produits Marnier Lapostolle) risulta superiore e pari al 4,0%.
La *performance* dei tre *brand* principali, Aperol, Campari e Campari Soda è stata positiva, confermando la solidità delle marche e la crescita dei consumi di aperitivi. E'peraltro opportuno evidenziare che il primo trimestre dell'anno ha un peso relativamente contenuto sui volumi dell'anno intero e che, i risultati di vendita dei singoli *brand* nel primo trimestre, presentano una certa volatilità in relazione alla pianificazione delle attività promozionali nel corso dell'anno.

Nel resto dell'**Europa**, la crescita complessiva è stata del 18,9%, grazie alla robusta crescita organica (+15,7%), registrata in tutti i mercati principali, in particolare Germania, Francia, Austria e Svizzera.
Le vendite dell'area beneficiano inoltre di una forte crescita realizzata in Russia, dove peraltro il confronto con le vendite del primo trimestre 2009 è stato molto favorevole, per via della pesante contrazione degli ordini intervenuta nel 2009 a seguito della crisi finanziaria.
Sulle vendite dell'area, c'è stato inoltre un impatto positivo di crescita esterna (2,9%), attribuibile per la maggior parte alle vendite degli spumanti Odessa in Ucraina e un lieve effetto cambio favorevole (0,3%), determinato dalla rivalutazione del Franco svizzero.

Nell'area **Americhe**, le vendite sono incrementate complessivamente del 66,5%, grazie alla forte crescita organica (42,3%) e alla elevata componente di crescita esterna (23,5%).
Per commentare più efficacemente i risultati di quest'area, è tuttavia opportuno analizzare separatamente le tendenze rilevate nei due mercati principali, gli Stati Uniti e il Brasile, come riportato nelle due tabelle sottostanti.

	1 gennaio - 31 marzo 2010		1 gennaio - 31 marzo 2009		variazione %
	€ milioni	%	€ milioni	%	2010/2009
USA	48,0	66,6%	34,3	79,1%	40,1%
Brasile	17,3	24,1%	3,3	7,6%	428,1%
Altri paesi	6,7	9,3%	5,8	13,3%	16,8%
Totale	**72,1**	**100,0%**	**43,3**	**100,0%**	**66,5%**

Analisi della variazione %	variazione in %			
	Totale	variazione organica	variazione perimetro	effetto cambio
USA	40,1%	18,7%	28,4%	-7,0%
Brasile	428,1%	335,8%	1,3%	91,0%
Altri paesi	16,8%	15,4%	6,2%	-4,8%
Totale	**66,5%**	**42,3%**	**23,5%**	**0,7%**

Negli **Stati Uniti** le vendite nel primo trimestre del 2010 sono cresciute del 40,1%, in virtù tanto del consistente apporto dell'acquisizione Wild Turkey, che vale il 28,4%, quanto di una robusta crescita organica, pari a 18,7%.
E' opportuno segnalare che, in relazione alla crescita organica, il trimestre beneficia anche di un confronto favorevole con il primo trimestre dello scorso anno, che aveva visto una forte riduzione degli ordini da parte di distributori, attenti a ridurre il livello di scorte e l'impiego di capitale.
Peraltro, i consumi di *spirit* del Gruppo nel complesso hanno evidenziato nel primo trimestre dell'anno una crescita, pur contenuta, in linea con la tendenza del mercato.
La svalutazione del Dollaro USA infine, ha determinato un impatto negativo del 7,0% sulle vendite del Gruppo.

In **Brasile**, nel primo trimestre 2010, le vendite sono incrementate del 428,1%, grazie a una crescita organica del 335,8%, a un effetto cambio positivo del 91,0%, nonché ad un più modesto ma pur positivo apporto di perimetro (relativo all'avvio della distribuzione di *cachaça* Sagatiba), che vale il 1,3%.

Per quanto concerne l'andamento organico del *business*, si evidenzia che in Brasile il confronto favorevole con il primo trimestre dell'anno scorso gioca un ruolo ancora più determinante rispetto a quanto accaduto in altri mercati (quali ad esempio gli Stati Uniti), in quanto in questo mercato, oltre al tema della riduzione generalizzata delle scorte indotta dalla stretta creditizia, alcune circostanze sfavorevoli specifiche avevano pesantemente condizionato le vendite dell'anno precedente.
In particolare, le vendite del primo trimestre 2009 sono state condizionate da:
- un anticipo degli ordini da parte dei grossisti avvenuto nell'ultimo trimestre del 2008, in vista dell'aumento delle accise (IPI) del 1 gennaio 2009;
- il cambiamento della politica commerciale attuato dal Gruppo a inizio 2009, volto a ridurre la dipendenza da singoli grandi distributori, che ha comportato una ulteriore compressione del livello di scorte nel canale distributivo.

Oltre a tutto ciò, si deve comunque considerare che il valore assoluto delle vendite del primo trimestre dell'anno in Brasile è storicamente molto basso, per via della stagionalità, e che pertanto a variazioni percentuali importanti possono corrispondere variazioni in valore assoluto contenute, se viste nell'ottica dei dodici mesi.

Le vendite degli altri paesi dell'area Americhe sono incrementate complessivamente del 16,8%, con una crescita organica del 15,4%, attribuibile principalmente a Messico e Canada, e con un positivo effetto perimetro derivante da un nuovo contratto di *copacking* in Argentina relativo alla marca Legui.
I cambi hanno avuto un impatto sfavorevole, complessivamente pari al 4,8%, determinato principalmente dalla svalutazione del Peso argentino.

L'area **Resto del Mondo e *duty free*** nel primo trimestre del 2010 ha realizzato una crescita complessiva del 47,3%, determinata interamente dalle vendite di Wild Turkey in Australia, Giappone e nel canale *duty free*.
A cambi e perimetro costanti, le vendite dell'area sono diminuite del 7,6%.
Tale risultato è riconducibile al rallentamento delle vendite nel mercato australiano, attuato al fine di ridurre il livello delle scorte presenti presso i distributori terzi, in vista della scadenza dei contratti di distribuzione stessi, che non sono stati rinnovati.
In particolare, si rammenta che i distributori terzi attivi nel mercato, a partire dal 1 aprile 2010 relativamente a Riccadonna, SKYY *Vodka* e SKYY Blue, e a partire dal 1 luglio 2010, relativamente al portafoglio Wild Turkey, cesseranno di vendere i prodotti del Gruppo e cederanno le scorte residue a Campari Australia Pty Ltd., che ne avvierà la distribuzione nel mercato attraverso la propria organizzazione commerciale di recente implementazione.

Vendite per area di business

La crescita totale delle vendite, pari al 22,9%, è stata conseguita grazie all'ottima *performance* degli *spirit* e al buon risultato degli *wine*, in crescita rispettivamente del 33,0% e del 7,4%, mentre per i *soft drink* e per il segmento altre vendite si è rilevata una flessione.
Le due tabelle seguenti mostrano l'evoluzione delle vendite per area di *business* e, per ciascuna di esse, l'analisi della variazione totale, nelle tre componenti di crescita organica, effetto perimetro ed effetto cambi.

	1 gennaio - 31 marzo 2010		1 gennaio - 31 marzo 2009		variazione %
	€ milioni	%	€ milioni	%	2010/2009
Spirit	178,1	76,2%	133,9	70,5%	33,0%
Wine	25,8	11,1%	24,0	12,6%	7,4%
Soft drink	27,8	11,9%	29,6	15,6%	-6,1%
Altre vendite	1,9	0,8%	2,5	1,3%	-25,6%
Totale	233,6	100,0%	190,1	100,0%	22,9%

Analisi della variazione %	variazione in %			
	totale	crescita organica	variazione perimetro	effetto cambio
Spirit	33,0%	22,2%	10,6%	0,2%
Wine	7,4%	2,6%	4,6%	0,2%
Soft drink	-6,1%	-6,1%	0,0%	0,0%
Altre vendite	-25,6%	-40,3%	13,5%	1,2%
Totale	22,9%	14,5%	8,2%	0,2%

Spirit

Le vendite di *spirit* sono state pari a € 178,1 milioni, in crescita del 33,0% rispetto al primo trimestre dello scorso anno.
L'acquisizione di Wild Turkey ha comportato un aumento dell'incidenza delle vendite del segmento *spirit* sul totale delle vendite del Gruppo, che passa dal 70,5% al 76,2% (era il 73,3% a dicembre 2009).
In particolare, sulla crescita complessiva del trimestre (33,0%), la componente esterna ha contribuito per il 10,6%; dove l'apporto di Wild Turkey (11,1%) è stato in parte compensato dagli effetti negativi conseguenti all'interruzione della distribuzione dei *brand* di Société des Produits Marnier Lapostolle in Italia e Germania.
L'impatto dei cambi sulle vendite di *spirit* è stato positivo ma trascurabile (0,2%).
Se il segmento *spirit* ha conseguito nel trimestre uno sviluppo importante, ciò è indubbiamente attribuibile in via prevalente alla parte organica del *business*, che ha realizzato una robusta crescita, pari al 22,2%.

Con riferimento ai principali *brand* del Gruppo, le vendite di **Campari** del primo trimestre del 2010 sono cresciute del 18,2% a cambi costanti (+20,8% a cambi correnti).
La *performance* della marca è stata positiva in molti importanti mercati dell'Europa occidentale, in Giappone, nel canale *duty free*, nonché in Brasile, la cui crescita singolarmente rappresenta la metà della crescita complessiva del trimestre (si rimanda al precedente paragrafo 'Vendite per area geografica - Brasile').

Il *brand* **SKYY**, comprensivo della gamma SKYY Infusions, ha chiuso il primo trimestre dell'anno con una crescita del 17,9% a cambi costanti (+12,4% a cambi correnti, per effetto della svalutazione del Dollaro USA).
Nel mercato statunitense, si è rilevata una crescita a doppia cifra per la marca SKYY, in generale, grazie al favorevole confronto con il dato del 2009, in cui gli ordini erano stati penalizzati dal forte destoccaggio attuato dai distributori e, in particolare, grazie al buon risultato conseguito dalla gamma SKYY Infusions.
I consumi di SKYY Vodka negli Stati Uniti, nel periodo in oggetto hanno subito invece un temporaneo rallentamento, a causa di aggressive politiche commerciali attuate dai principali concorrenti.
La *performance* di vendita al di fuori degli Stati Uniti è stata estremamente positiva, con crescita a due cifre in importanti mercati quali Canada, Brasile e Italia.

Aperol nel primo trimestre del 2010 conferma il *trend* degli ultimi anni, registrando una crescita del 36,4% (36,3% a cambi correnti).
La marca evidenzia in Italia, mercato principale, una robusta crescita a doppia cifra e in Germania e Austria, che ora rappresentano il 20% delle vendite, una progressione straordinaria.

Le vendite di **Campari Soda**, concentrate quasi totalmente sul mercato italiano, hanno chiuso il trimestre in linea con lo scorso anno (-0,1%).

Le vendite dei ***brand* brasiliani**, Old Eight, Drury's e Dreher, hanno realizzato nel trimestre una crescita eccezionale, anche a causa del già commentato favorevole confronto con il primo trimestre dello scorso anno.
In particolare, la crescita è stata del 534,7% in valuta locale e del 666,4% a cambi correnti.

Le vendite di **GlenGrant** e **Old Smuggler** hanno evidenziato una crescita complessiva del 22,9% a cambi costanti (21,0% a cambi correnti).
Per GlenGrant il risultato è stato particolarmente positivo e determinato dal buon andamento dalle vendite in Francia e in Italia, i due mercati principali; per Old Smuggler al contrario è intervenuta una leggera flessione, causata dal rallentamento dei mercati dell'Europa dell'est.

Ouzo 12 nel trimestre ha evidenziato un calo del 8,2% a cambi costanti (-8,6% a cambi correnti); nei due mercati principali della marca, la buona crescita ottenuta in Germania non è stata sufficiente a compensare la rilevante contrazione sul mercato greco, in forte crisi.

Le vendite di **Cynar** hanno evidenziato un incremento del 3,5% a cambi costanti (7,5% a cambi correnti), determinato da un risultato positivo nel mercato italiano.

Il *trend* delle vendite di **X-Rated Fusion Liqueur**, quasi interamente concentrate nel mercato statunitense, ha registrato un calo del 18,8% in valuta locale (-23,4% a cambi correnti), determinato dalla riduzione delle scorte dei distributori.

Il *trend* dei consumi della marca, su base anno mobile, continua a essere al contrario positivo.

La *perfomance* di **Cabo Wabo**, nei primi tre mesi dell'anno, è stata molto positiva, con una crescita delle vendite del 130,5% (117,8% a cambi correnti).
All'inizio del 2009, le vendite della marca negli Stati Uniti avevano pesantemente sofferto di una serie di circostanze sfavorevoli, quali il generalizzato destoccaggio attuato dai distributori, il maggior peso del fatturato e dei consumi nel canale *on trade* (locali pubblici), il più colpito dalla crisi, nonché il posizionamento di prezzo molto elevato.

Tra gli altri *brand* di *spirit* del Gruppo, nel primo trimestre del 2010 si è rilevata una crescita sia per il mirto **Zedda Piras** (+15,7%) che per **Aperol Soda** (+4,8%).

Relativamente ai principali ***brand* di terzi**, le vendite del primo trimestre 2010 hanno evidenziato:
- una crescita del 10,3% per Jägermeister, distribuito sul mercato italiano;
- una crescita del 17,9% per Jack Daniel's, anch'esso distribuito sul mercato italiano;
- una crescita del 56,1% a cambi costanti (+48,2% a cambi correnti), per gli *Scotch whisky* distribuiti negli Stati Uniti, determinata principalmente dal *trend* positivo di Cutty Sark e, in misura minore, da quella degli *whisky* di Morrison Bowmore;
- una crescita del 11,3% per i *brand* di C&C (+5,9% a cambi correnti);
- una crescita del 48,4% per i *brand* Suntory (+41,0% a cambi correnti);
- una crescita del 7,7% per Russian Standard *vodka*, conseguita prevalentemente in Germania, Svizzera e Austria.

Wine

Nel primo trimestre del 2010 le vendite degli *wine* sono state pari a € 25,8 milioni, in aumento del 7,4% rispetto al corrispondente periodo del 2009.
Il segmento ha beneficiato di una componente di crescita esterna, pari a 4,6%, relativa principalmente alle vendite degli spumanti Odessa in Ucraina e di un lieve effetto cambio positivo, pari a 0,2%; al netto di questi impatti, la crescita organica del comparto è stata del 2,6%.

Il risultato positivo è stato determinato principalmente dagli **spumanti Cinzano,** che hanno evidenziato una crescita del 17,5% (sia a cambi costanti che a cambi correnti), grazie all'ottima *perfomance* realizzata in Italia e in Germania.
E' peraltro opportuno evidenziare che In Italia, dove, rispetto ad altri Paesi come la Germania, i consumi di spumanti sono maggiormente correlati alle ricorrenze, il mese di marzo ha beneficiato del *sell in* relativo alle festività pasquali, che quest'anno sono state a inizio aprile, anticipate rispetto al 2009.

Le vendite di **Cinzano *vermouth*** hanno registrato una crescita del 3,2% (+4,2% a cambi correnti), determinata da andamenti non omogenei nei vari mercati. Nell'Europa occidentale le vendite sono state condizionate della misurata gestione degli *stock* connessa all'introduzione sul mercato di un nuovo *packaging* mentre, in positivo, le vendite del trimestre hanno recepito una buona ripresa degli ordini dalla Russia che, nel 2009, scontando gli effetti della drammatica crisi finanziaria, ha perso la posizione di primo mercato della marca.

Per **Riccadonna**, le cui vendite sono fortemente concentrate in Australia, nel periodo si è registrata una pesante contrazione pari al 51,1% (-50,0% a cambi correnti).
Tale risultato è riconducibile esclusivamente all'interruzione del rapporto col distributore terzo locale, avvenuta il 31 marzo 2010, che ha condizionato gli ordini dei primi tre mesi del 2010.
Si rammenta che dal 1 aprile 2010 in Australia il Gruppo distribuisce i propri prodotti attraverso una organizzazione commerciale propria.

Per **Mondoro** invece, le cui vendite sono prevalentemente concentrate in Russia, c'è stata una forte crescita delle vendite, pari a +72,8% (+70,6% a cambi correnti) e valgono le considerazioni esposte precedentemente sulla ripresa delle attività sul mercato russo.

Per quanto concerne le vendite dei vini propriamente detti, il 2010 è iniziato all'insegna dell'assoluta stabilità per i marchi **Sella & Mosca**, i vini **Teruzzi & Puthod** hanno evidenziato una forte crescita (+73,0%) grazie al buon andamento dei principali mercati esteri (Stati Uniti e Germania), mentre **Cantina Serafino** ha registrato un calo pari a 12,7%.

Soft drink
Nel primo trimestre 2010 i *soft drink* hanno realizzato vendite complessive per € 27,8 milioni, in contrazione del 6,1% rispetto al corrispondente periodo del 2009.
A seguito della forte crescita organica e esterna registrata dagli *spirit*, i *soft drink* vedono ridotta la propria incidenza sul totale delle vendite del Gruppo da 15,6% a 11,9%.

Crodino ha chiuso il primo trimestre dell'anno con una flessione del 4,8%, imputabile alla generale sofferenza del canale *off trade*.

Il clima particolarmente rigido ha condizionato le vendite dei *soft drink* propriamente detti del primo trimestre dell'anno, periodo in ogni caso poco significativo per le vendite del settore.
Tra i *brand* del Gruppo, **Lemonsoda** e la gamma bibite (**Oransoda** e **Pelmosoda**) hanno registrato una contrazione del 8,6%, mentre per le **acque minerali Crodo** la flessione rispetto al primo trimestre 2009 è stata del 16,2%.

Altre vendite
Il segmento complementare altre vendite, che include i ricavi derivanti dalla vendita a terzi di materie prime e semilavorati e dalle attività di *co-packing*, rappresenta meno del 2% delle vendite complessive del Gruppo.
Nel primo trimestre 2010 c'è stata una forte flessione rispetto allo scorso anno (-40,3% a cambi costanti e -25,6% a cambi correnti), riconducibile alle minori vendite del distillato di malto prodotto e venduto in Scozia da Glen Grant Distillery Company Ltd.

Conto economico

I risultati economici del Gruppo nel primo trimestre 2010 sono estremamente positivi, in quanto evidenziano una solida crescita di tutti gli indicatori di redditività.
E' peraltro opportuno sottolineare, come più volte rimarcato nel precedente commento alle vendite, che questi risultati sono in parte condizionati da un confronto particolarmente favorevole con il primo trimestre del 2009, in cui gli effetti della crisi finanziaria esplosa a fine 2008 erano stati molto pesanti.
Oltre a ciò, rispetto allo scorso anno, il conto economico del 2010 beneficia anche degli effetti relativi all'acquisizione di Wild Turkey, il cui primo consolidamento, contestuale all'acquisizione, è avvenuto il 1 giugno 2009.

	31 marzo 2010		31 marzo 2009		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette	**233,6**	**100,0**	**190,1**	**100,0**	**22,9**
Costo del venduto, dopo i costi di distribuzione	(100,0)	-42,8	(85,6)	-45,1	16,7
Margine lordo, dopo i costi di distribuzione	**133,6**	**57,2**	**104,5**	**54,9**	**27,9**
Pubblicità e promozioni	(39,9)	-17,1	(24,6)	-12,9	62,3
Margine di contribuzione	**93,7**	**40,1**	**79,9**	**42,0**	**17,3**
Costi di struttura	(41,5)	-17,8	(36,8)	-19,4	12,7
Risultato della gestione corrente	**52,3**	**22,4**	**43,1**	**22,7**	**21,3**
Altri (oneri) e proventi non ricorrenti	(0,5)	-0,2	(0,5)	-0,3	-
Risultato operativo	**51,8**	**22,2**	**42,6**	**22,4**	**21,5**
Proventi (oneri) finanziari netti	(8,3)	-3,6	(3,9)	-2,0	115,3
Quota di utile (perdita) di società valutate con il metodo del patrimonio netto	(0,0)	-	(0,3)	-0,1	-
Oneri per *put option*	(0,1)	-	0,0	-	-
Utile prima delle imposte e degli interessi di minoranza	**43,4**	**18,6**	**38,5**	**20,3**	**12,6**
Interessi di minoranza	(0,1)	-	(0,1)	-	-
Utile del Gruppo prima delle imposte	**43,3**	**18,5**	**38,4**	**20,2**	**12,7**
Totale ammortamenti	(6,8)	-2,9	(5,0)	-2,7	34,4
EBITDA prima di altri oneri e proventi non ricorrenti	**59,1**	**25,3**	**48,2**	**25,3**	**22,6**
EBITDA	**58,6**	**25,1**	**47,7**	**25,1**	**22,9**

Le **vendite nette** del trimestre sono state pari a € 233,6 milioni, in crescita del 22,9%, grazie a una consistente componente organica, pari al 14,5%, a una crescita esterna del 8,2% e a un leggero impatto positivo dei cambi del 0,2%.
Per un più dettagliato commento su tali effetti, nonché sull'evoluzione delle vendite per area geografica e per area di *business*, si rimanda al precedente paragrafo sull'andamento delle vendite.

Nei due trimestri posti a confronto, il **costo del venduto** evidenzia un andamento molto positivo, con un'incidenza percentuale sulle vendite che si riduce di 2,3 punti, passando dal 45,1% dello scorso anno al 42,8% del 2009.
Questa *performance* è la risultante di fattori oggettivi, quali il contenimento degli incrementi dei prezzi delle materie prime e l'efficiente gestione industriale delle produzioni.
Tuttavia è innegabile che, nella lettura dei dati di un singolo trimestre, caratterizzato da una crescita delle vendite del 22,9%, il costo del venduto benefici anche di un effetto positivo indotto da un più elevato assorbimento della componente di costi fissi, oltre che da un più favorevole *mix* delle vendite stesse rilevato nel periodo; rispetto al primo trimestre dello scorso anno infatti, il segmento a più alta marginalità, gli *spirit*, è in crescita del 33,0%, mentre il resto delle vendite del Gruppo (*wine, soft drink* e altre) mostra una contrazione complessiva del 1,2%.

Il **margine lordo**, pari a € 133,6 milioni, cresce del 27,9%, con un incremento superiore a quello riscontrato per le vendite (+22,9%) per effetto del contenimento del costo del venduto.

I **costi per pubblicità e promozioni**, pari a € 39,9 milioni, crescono sensibilmente rispetto al primo trimestre dello scorso anno, sia in valore assoluto (+62,3%), sia in termini di incidenza percentuale sulle vendite, salita dal 12,9% al 17,1%.
Ancora una volta è doveroso ricordare lo scenario particolarmente perturbato dell'avvio del 2009 e l'enorme incertezza sulle previsioni di breve periodo che in quei mesi ha condizionato anche alcune decisioni sugli investimenti pubblicitari.
Il progressivo ritorno ad un livello di investimenti normalizzato, peraltro superiore alla media del settore, testimonia l'impegno del Gruppo a garantire una crescita dei risultati sostenibile nel medio-lungo periodo.

Il **margine di contribuzione** del 2009 è stato pari a € 93,7 milioni, con una crescita totale del 17,3% rispetto allo scorso anno, determinata:
- per il 11,5% dalla crescita organica;
- per il 6,3% dalla positiva variazione di perimetro;
- per il -0,5% dall'effetto cambio sfavorevole.

I **costi di struttura**, che includono i costi delle organizzazioni commerciali e i costi generali e amministrativi, complessivamente si incrementano del 12,7% ma evidenziano un positivo contenimento della loro incidenza percentuale sulle vendite che, dal 19,4% del primo trimestre dello scorso anno, passa al 17,8% del 2010.
L'elevato incremento del valore assoluto dei costi di struttura (12,7%) sconta comunque un significativo effetto perimetro, quantificabile nel 9,5% e determinato dalle nuove controllate operative in Stati Uniti, Belgio, Ucraina e, soprattutto, Australia.
Campari Australia Pty Ltd., costituita nel 2009 con l'obiettivo di gestire direttamente la distribuzione nel mercato australiano, al 31 marzo 2010 conta un organico di 56 effettivi; la struttura della società è destinata a crescere lievemente nel secondo trimestre dell'anno per raggiungere a fine giugno il pieno regime.
Campari Australia Pty Ltd. ha iniziato la propria attività di vendita e distribuzione dal 1 aprile 2010, gestendo tutti i prodotti del Gruppo su rilevanti in quel mercato (in particolare Riccadonna, SKYY e SKYY Blue), e completerà il proprio portafoglio prodotti con l'integrazione di Wild Turkey, dal 1 luglio 2010.
A perimetro e cambi omogenei e al netto di un leggero effetto cambio (+0,4%), la crescita dei costi di struttura del primo trimestre 2010 risulta pertanto contenuta al 2,8%.

Il **risultato della gestione corrente** è stato di € 52,3 milioni, in aumento del 21,3% rispetto allo scorso anno; al netto degli impatti delle variazioni di perimetro (+3,6%) e di cambio (-1,3%), la crescita di questo indicatore di redditività è stata del 19,0%.

La voce **proventi e oneri non ricorrenti** evidenzia come saldo netto un onere di € 0,5 milioni, analogamente a quanto rilevato nel trimestre dello scorso anno.
Nel 2010, il saldo è determinato prevalentemente da oneri di ristrutturazione e pagamento di penali straordinarie.

Il **risultato operativo** del primo trimestre del 2010 è stato di € 51,8 milioni e, rispetto al trimestre dello scorso anno, evidenzia una crescita complessiva del 21,5%; al netto degli impatti delle variazioni di perimetro (+ 3,6%) e di cambio (-1,2%), la crescita organica del risultato operativo del Gruppo è stata del 19,1%.
Il ROS, ovvero l'incidenza percentuale del risultato operativo sulle vendite nette, è del 22,2%, in lievissima flessione rispetto al 22,4% dello scorso anno.
In sintesi, l'evoluzione della marginalità del primo trimestre 2010 evidenzia un contenimento del costo del venduto e dei costi di struttura importante e sufficiente a garantire un incremento di 4,2 punti percentuali di investimenti promozionali e pubblicitari, mantenendo pertanto pressoché invariato il ROS.

Gli **ammortamenti** complessivi del periodo sono stati pari a € 6,8 milioni, superiori a quelli del primo trimestre 2009, pari a € 5,1 milioni, anche per effetto delle nuove attività industriali acquisite da aprile 2009 in avanti.

Come diretta conseguenza della variazione in aumento degli ammortamenti, nei due periodi posti a confronto l'EBITDA evidenzia un miglioramento leggermente superiore a quello rilevato per il risultato operativo.
In particolare, l'**EBITDA prima di proventi e oneri non ricorrenti** è stato pari a € 59,1 milioni ed è in aumento del 22,6% (+23,7% a cambi costanti) e l'**EBITDA** è stato pari a € 58,6 milioni, in aumento del 22,9% (+23,8% a cambi costanti).

Gli **oneri finanziari netti** del primo trimestre 2010 sono stati complessivamente pari a € 8,3 milioni, con un significativo aumento rispetto al corrispondente periodo del 2009, in cui risultavano pari a € 3,9 milioni.
L'indebitamento medio del primo trimestre è stato di € 612,1 milioni nel 2010 e di € 314,3 milioni nel 2009.
Tale incremento è correlato al maggiore indebitamento netto del Gruppo, cresciuto nel secondo semestre del 2009 essenzialmente per effetto dell'acquisizione Wild Turkey.
Il costo medio dell'indebitamento risulta peraltro in leggera crescita rispetto al 2009 a seguito sia di un incremento del peso della componente di debito che sconta un tasso fisso sia del *negative carry* (differenza tra costo del debito e rendimento della liquidità investita a breve termine), che risulta rilevante alla luce delle significative riserve di liquidità in essere.

La quota parte di **utile o perdita delle società valutate col metodo del patrimonio netto** evidenzia un saldo assolutamente irrilevante, che si confronta con un saldo negativo di € 0,3 milioni dello scorso anno.
Le entità consolidate con il metodo del patrimonio netto sono *joint venture* commerciali che distribuiscono i prodotti del Gruppo e quelli degli altri soci in Olanda e in India mentre, nel primo trimestre dello scorso anno, veniva considerata *joint venture* e quindi consolidata con il metodo del patrimonio netto anche la società belga MCS S.c.a.r.l., che da aprile 2009 viene invece consolidata col metodo integrale in seguito all'acquisto del pieno controllo da parte del Gruppo.

Gli **oneri per *put option*** del primo trimestre 2010 sono € 0,1 milioni, mentre non ne erano stati rilevati lo scorso anno.
Tale voce è relativa solo alla quota di utile dei soci di minoranza, ovvero il 20%, realizzata da Cabo Wabo, LLC, la società che detiene il marchio Cabo Wabo.

La **quota di utile di competenza di terzi** del periodo in oggetto è stata marginale (€ 0,1 milioni) e pari a quella dello scorso anno.

L'utile del Gruppo prima delle imposte del primo trimestre 2010 è stato pari a € 43,3 milioni, in crescita del 12,7% rispetto allo scorso anno (+12,8% a cambi costanti).

Situazione finanziaria e patrimoniale

Composizione dell'indebitamento netto

	31 marzo 2010	31 dicembre 2009
	€ milioni	€ milioni
Disponibilità liquide e mezzi equivalenti	185,6	129,6
Debiti verso banche	(10,2)	(17,3)
Debiti per *leasing* immobiliare	(3,3)	(3,3)
Private placement, quota a breve	(6,2)	(5,8)
Altri crediti e debiti finanziari	141,7	(6,9)
Posizione finanziaria netta a breve termine	**307,6**	**96,4**
Debiti verso banche	(0,7)	(0,9)
Debiti per *leasing* immobiliare	(5,5)	(6,3)
Private placement e prestito obbligazionario	(880,6)	(861,8)
Altri crediti e debiti finanziari	4,0	158,7
Posizione finanziaria netta a medio-lungo termine	**(882,9)**	**(710,3)**
Posizione finanziaria relativa alle attività d'esercizio	**(575,2)**	**(613,9)**
Debiti per esercizio *put option* e pagamento *earn out*	(18,2)	(16,9)
Posizione finanziaria netta	**(593,4)**	**(630,8)**

La posizione finanziaria netta consolidata al 31 marzo 2010 presenta un indebitamento netto di € 593,4 milioni, inferiore di € 37,4 milioni rispetto a quello rilevato al 31 dicembre 2009, pari a € 630,8 milioni.
In termini di struttura della posizione finanziaria netta, alla fine del trimestre, si ha un miglioramento di € 211,2 milioni della posizione finanziaria attiva a breve termine e un aumento di € 172,6 milioni dell'indebitamento netto a medio e lungo termine; tale mutamento della scomposizione temporale dell'indebitamento netto è prevalentemente imputabile alla riclassifica di depositi a termine in essere e scadenti a marzo 2011, pari a € 155,0 milioni, da crediti finanziari a medio lungo termine a crediti finanziari correnti.
Inoltre, separatamente, la posizione finanziaria netta del Gruppo evidenzia l'iscrizione di un debito finanziario relativo al possibile futuro esercizio di *put option* da parte degli azionisti di minoranza di Cabo Wabo e al possibile riconoscimento di *earn out* correlati prevalentemente all'acquisizione del marchio X-Rated.
Al 31 marzo 2010 tale debito è pari a € 18,2 milioni e aumenta di 1,2 milioni rispetto al 31 dicembre 2009 per i soli effetti della rivalutazione del Dollaro USA nel corso del periodo.
La riduzione dell'indebitamento complessivo rilevato nello stato patrimoniale al 31 marzo 2010, pari a € 37,4 milioni, è stata determinata dalla buona generazione di cassa del trimestre e dalla collegata riduzione del capitale circolante.
Peraltro, la generazione di cassa sopra indicata sconta gli effetti negativi conseguenti alla rivalutazione del cambio del Dollaro USA intercorsa tra il 31 dicembre 2009 e il 31 marzo 2010, che ha determinato un incremento dei debiti denominati in tale valuta, quantificabile in € 17,9 milioni.

Capitale circolante operativo

Nella tabella seguente i dati al 31 marzo 2010 vengono raffrontati con quelli al 31 dicembre 2009 e con quelli al 31 marzo 2009; inoltre, per ogni data di fine periodo, si riporta l'incidenza del capitale circolante operativo sulle vendite dei 12 mesi mobili precedenti.

	31 marzo 2010	31 dicembre 2009	variazione	31 marzo 2009
	€ milioni	€ milioni	€ milioni	€ milioni
Crediti verso clienti	192,5	236,2	(43,7)	201,5
Rimanenze	289,2	271,4	17,8	180,5
Debiti verso fornitori	(175,9)	(179,1)	3,2	(126,3)
Capitale circolante operativo	**305,9**	**328,5**	**(22,6)**	**255,7**
Vendite 12 mesi mobili	1.051,9	1.008,4	43,5	941,5
Incidenza capitale circolante su vendite 12 mesi mobili (%)	29,1	32,6		27,2

Il capitale circolante operativo al 31 marzo 2010 è pari a € 305,9 milioni ed evidenzia una riduzione di € 22,6 milioni rispetto al 31 dicembre 2009.
Al netto dell'effetto cambio, attribuibile alla rivalutazione del Dollaro USA e del Real brasiliano e quantificabile in € 11,9 milioni, la contrazione organica dello stesso circolante nel trimestre è pari a € 34,5 milioni.
Tale variazione organica è correlata anche a effetti stagionali che, tra le due date poste a confronto, comportano una riduzione del valore dei crediti commerciali, compensata in parte da un aumento delle rimanenze e, in misura minore, da una diminuzione dei debiti verso fornitori.
Rapportato alle vendite nette degli ultimi 12 mesi, il capitale circolante operativo al 31 marzo 2010 ha un'incidenza del 29,1%, inferiore a quella del 31 dicembre 2009, pari al 32,6%.
Si ricorda a tal proposito l'effetto parzialmente distorsivo prodotto dalle recenti acquisizioni su tale indice.
In particolare, essendo l'acquisizione Wild Turkey avvenuta nel mese di giugno 2009, le vendite degli ultimi 12 mesi (in relazione alle quali l'acquisizione Wild Turkey rileva solo per 10 mesi al 31 marzo 2010 e per 7 mesi al 31 dicembre 2009) sono rapportate a un capitale circolante alle due date che sconta invece interamente l'effetto dell'acquisizione.
Per quanto concerne invece il confronto con lo stesso periodo dell'anno precedente, il capitale circolante operativo al 31 marzo 2010 evidenzia un incremento di valore pari a € 50,2 milioni e un'incidenza sulle vendite leggermente superiore (a marzo 2009 tale rapporto era infatti del 27,2%).
Tale confronto è tuttavia disomogeneo in quanto il dato al 31 marzo 2010 sconta un livello di il capitale circolante strutturalmente più elevato a causa del consolidamento di Wild Turkey e delle altre acquisizioni del 2009 (Odessa e MCS).

Eventi successivi alla chiusura del periodo

Assemblea straordinaria degli azionisti della Capogruppo

Il 30 aprile 2010 l'Assemblea straordinaria degli azionisti di Davide Campari-Milano S.p.A. ha deliberato un aumento di capitale gratuito da effettuarsi mediante emissione di 290.400.000 nuove azioni da nominali € 0,10 ciascuna, aventi le stesse caratteristiche delle azioni ordinarie in circolazione.
Le nuove azioni saranno riconosciute gratuitamente ai soci in ragione di una nuova azione per ciascuna azione posseduta, mediante l'utilizzo della riserva utili a nuovo.
Il capitale sociale versato risultante dall'aumento di capitale gratuito sarà pertanto pari a € 58.080.000, suddiviso in 580.800.000 azioni del valore nominale di € 0,10.

Assemblea ordinaria degli azionisti della Capogruppo

Il 30 aprile 2010 l'Assemblea ordinaria degli azionisti di Davide Campari-Milano S.p.A. ha approvato il bilancio relativo all'esercizio 2009 e deliberato la distribuzione di un dividendo di € 0,06 per ciascuna delle azioni in circolazione risultanti dall'aumento di capitale gratuito deliberato dall'Assemblea straordinaria.
Il dividendo risulta in aumento del 9,1% rispetto al dividendo distribuito per l'esercizio 2008, pari a € 0,055 per azione (*ante* aumento di capitale gratuito il dividendo sarebbe pari a € 0,12 per azione, a fronte di € 0,11 per azione per l'esercizio 2008).
Il dividendo complessivo, calcolato sulle azioni in circolazione con esclusione delle azioni proprie in portafoglio (pari a 2.122.624 azioni) è di € 34.593.285.

L'assemblea ha inoltre:
- nominato il nuovo Consiglio di Amministrazione per il triennio 2010-2012, composto da Eugenio Barcellona, Enrico Corradi, Luca Garavoglia, Karen Guerra, Thomas Ingelfinger, Robert Kunze-Concewitz, Paolo Marchesini, Marco P. Perelli-Cippo e Stefano Saccardi;
- confermato alla Presidenza Luca Garavoglia per il triennio 2010-2012;
- nominato il Collegio Sindacale, sempre per il triennio 2010-2012, composto da Pellegrino Libroia, Presidente, ed Enrico Colombo e Carlo Lazzarini, sindaci effettivi;
- approvato la proposta di conferimento dell'incarico di revisione contabile a PricewaterhouseCoopers S.p.A. per il novennio 2010-2018, a seguito della scadenza del precedente mandato di Reconta Ernst & Young S.p.A.

Evoluzione prevedibile della gestione

I risultati conseguiti dal Gruppo nel primo trimestre dell'anno sono stati indubbiamente molto positivi.
Tuttavia è opportuno riportare le attese per l'anno intero a un doveroso cauto ottimismo, alla luce dei fattori contingenti che hanno influito su tali risultati e del fatto che il primo trimestre ha un peso relativamente contenuto sull'obiettivo complessivo annuale.
La crisi del sistema finanziario, che si riteneva potesse riassorbirsi secondo un processo lineare, ha trovato nuovi temi per alimentare le passate tensioni, quali *in primis* la sostenibilità del debito pubblico da parte di alcuni Paesi dell'Unione Europea.
Inoltre, l'elevato tasso di disoccupazione in essere in molti Paesi occidentali, unito a prevedibili politiche di rigore attuate da governi di Paesi altamente indebitati, costituisce una indubbia minaccia in relazione alla crescita dei consumi nel settore.
E' pertanto prevedibile che la ripresa di un normale flusso di vendite ai distributori avverrà secondo un processo a fasi alterne, con un probabile susseguirsi di accelerazioni e rallentamenti.
Per quanto concerne il Gruppo più in particolare, il 2010 sarà l'anno del pieno consolidamento di Wild Turkey e ciò avrà sicuramente un ulteriore impatto positivo sul risultato operativo.
Peraltro, l'avvio della distribuzione nel mercato australiano dei prodotti Wild Turkey e degli altri prodotti del Gruppo tramite una organizzazione commerciale propria, a partire dal secondo trimestre dell'anno, consentirà al Gruppo di beneficiare di sinergie di vendita, con effetto accrescitivo sul margine di contribuzione, ovviamente a fronte di maggiori oneri di struttura.
Per quanto concerne i cambi, per quanto difficile sia fare delle previsioni in generale, e ancor più in mercati relativamente turbolenti e nervosi, il Dollaro USA, da sempre valuta rifugio in momenti di crisi, ha recentemente iniziato a rafforzarsi significativamente nei confronti dell'Euro.
Tale circostanza rappresenta una opportunità in relazione allo sviluppo dei risultati del Gruppo per l'anno in corso, stante il peso del *business* realizzato sia in USA che nei Paesi la cui valuta ha andamenti correlati all'andamento del Dollaro USA.
Si ritiene comunque che, la solidità dei marchi del Gruppo e la continua attenzione al controllo dei costi e del capitale circolante, potranno garantire ancora una volta una crescita dei risultati economici e finanziari.

Sesto San Giovanni (MI), giovedì 13 maggio 2010

Il Presidente del Consiglio di Amministrazione

Luca Garavoglia

Il dirigente preposto alla redazione dei documenti contabili e societari Paolo Marchesini, dichiara ai sensi dell'articolo 154 *bis*, 2° comma, del Testo Unico della Finanza che l'informativa contabile contenuta nel presente Resoconto intermedio di gestione corrisponde alle risultanze documentali, ai libri e alle scritture contabili.

Paolo Marchesini

Chief Financial Officer


GRUPPO
CAMPARI

Interim report
as of 31 March 2010

Contents

Highlights

	31 March 2010 € million	31 March 2009 € million	% change	% change at constant exchange rates
Net sales	**233.6**	**190.1**	**22.9**	**22.7**
Contribution margin	93.7	79.9	17.3	17.9
EBITDA before one-offs	59.1	48.2	22.6	23.7
EBITDA	**58.6**	**47.7**	**22.9**	**23.8**
EBIT before one-offs	52.3	43.1	21.3	22.6
EBIT	**51.8**	**42.6**	**21.5**	**22.7**
EBIT margin (EBIT/net sales)	**22.2%**	**22.4%**		
Group profit before tax	**43.3**	**38.4**	**12.7**	**12.8**

	31 March 2010 € million	31 December 2009 € million
Net debt	593.4	630.8

Corporate officers

Board of Directors [1]

Luca Garavoglia	Chairman
Robert Kunze-Concewitz	Managing Director and Chief Executive Officer
Paolo Marchesini	Managing Director and Chief Financial Officer
Stefano Saccardi	Managing Director and General Counsel and Business Development Officer
Eugenio Barcellona	Director and member of the Remuneration and Appointments Committee[4]
Enrico Corradi	Director, member of the Remuneration and Appointments Committee[4] and member of the Audit Committee[5]
Thomas Ingelfinger	Director, member of the Remuneration and Appointments Committee[4] and member of the Audit Committee[5]
Marco P. Perelli-Cippo	Director and member of the Audit Committee[5]
Karen Guerra	Director

Board of Statutory Auditors [2]

Pellegrino Libroia	Chairman
Carlo Lazzarini	Permanent Auditor
Enrico Colombo	Permanent Auditor
Giovanni Bandera	Deputy Auditor
Graziano Gallo	Deputy Auditor
Emilio Gnech	Deputy Auditor

Independent Auditors [3]

PricewaterhouseCoopers S.p.A.

[1] The nine members of the Board of Directors were appointed on 30 April 2010 by the shareholders' meeting and will remain in office for the three-year period 2010-2012. Luca Garavoglia was appointed Chairman and granted powers in accordance with the law and the Company's by-laws.
On 30 April 2010, the Board of Directors vested Managing Directors Robert Kunze-Concewitz, Paolo Marchesini and Stefano Saccardi with the following powers for three years until approval of the 2012 accounts:

- with individual signature: powers of ordinary representation and management, within the value or time limits established for each type of function;
- with joint signature: powers of representation and management for specific types of functions, within the value or time limits deemed to fall outside ordinary activities.

[2] The shareholders' meeting of 30 April 2010 also appointed the Board of Statutory Auditors for the three-year period 2010-2012.
[3] At the same meeting the auditing mandate for the nine-year period 2010-2018 was conferred on PricewaterhouseCoopers S.p.A..
[4][5] The Remuneration and Appointments Committee and the Audit Committee were appointed, for the three years 2010, 2011 and 2012, by the Board of Directors on 30 April 2010.

Interim report

Significant events in the period

Distribution of Sagatiba in Brazil

On 1 March 2010, Campari do Brasil Ltda. acquired the rights to distribute Sagatiba *cachaça* in Brazil and another seven markets in South America.

With Sagatiba, which is the market leader in the premium *cachaça* segment, the Group is entering the *cachaça* market, the most important spirits category in Brazil, and thereby completing its premium brand portfolio in South America.

Distribution of Morrison Bowmore Scotch whisky in Italy

Also on 1 March 2010, following the establishment of a new agreement, Campari Italia S.p.A. began the distribution in the Italian market of the Bowmore (Islay) single malt Scotch whisky of Morrison Bowmore Distilleries, subsidiary of the Japanese group Suntory.

This agreement completes the Group's offer of whiskies in Italy, complementing its own brands Glen-Grant (single malt) and Old Smuggler (blended) and the third party brands which it distributes, Jack Daniel's (Tennessee whisky) and Tullamore Dew (Irish whiskey).

Purchase of own shares

Between 1 January and 31 March 2010, 460,000 own shares were acquired for an average unit price of € 8.23, and 807,506 own shares were sold.

At 31 March 2010, the Parent Company held 2,106,614 own shares, equivalent to 0.7% of the share capital.

Sales performance

Overall performance

In the first quarter of 2010, the Campari Group's net sales totalled € 233.6 million, representing an overall increase of 22.9% compared with the same period of 2009.

Organic growth was 14.5%, while changes on the perimeter basis and exchange rate movements had positive impacts of 8.2% and 0.2% respectively, as shown in the table below.

	€ million	% change versus first quarter of 2009
Net sales in the first quarter of 2010	233.6	
Net sales in the first quarter of 2009	190.1	
Total change	**43.5**	**22.9%**
of which		
organic growth	27.5	14.5%
external growth	15.6	8.2%
exchange rate effect	0.4	0,2%
Total change	**43.5**	**22.9%**

The extremely positive performance seen in 2010 is partly the result of a very favourable basis of comparison with the first quarter of 2009, when the intensification of the financial crisis and the consequent running down of distributors' stocks had a negative effect on sales. This effect was especially marked in some of the Group's key markets, such as the United States, Brazil and Russia.

Furthermore, there was an overall upturn in sales and consumption in the Group's main markets in the early months of 2010, particularly for Aperol, which registered strong double-digit growth.

External growth during the quarter, which totalled € 15.6 million, was mainly due to sales relating to the acquisition of Wild Turkey, which alone represented growth of 7.8%, compared with an overall increase due to external growth of 8.2%.

The following table gives a full breakdown of the effects of changes in the basis of consolidation, in terms of both Group and third-party brands, including a negative effect of € 1.3 million due to the end of the distribution agreement with Société des Produits Marnier Lapostolle in Italy and Germany.

Sales in the first quarter of 2010: break down of external growth	€ million
Wild Turkey	14,9
Odessa	1,0
Subtotal Group brands	**15,9**
Termination of distribution of brands of Société des Produits Marnier Lapostolle in Italy and Germany	-1,3
Third-party brands distributed in Italy (Icario), Germany (Licor 43) and Brasil (Sagatiba Cachaça)	0,7
Legui copacking in Argentina	0,3
Subtotale third-party brands	**-0,3**
Total external growth	**15,6**

Exchange rates had a positive but limited effect on sales of 0.2% in the first quarter of the year.
While the US dollar was down 5.9% against the Euro compared with average prices in the first quarter of 2009, the Brazilian real appreciated by 20.9% versus the same period last year.
The table below shows the average and final exchange rates for the currencies of greatest importance for the Group.

Exchange rates for the period	1 january - 31 march 2010	1 january - 31 march 2009	% change
US$ x 1 € average exchange rate for the period	1.384	1.302	-5.9%
US$ x 1 € final exchange rate at 31 March	1.348	1.331	-1.3%
BRC x 1 € average exchange rate for the period	2.495	3.016	20.9%
BRC x 1 € final exchange rate at 31 March	2.404	3.077	28.0%
CHF x 1 € average exchange rate for the period	1.464	1.497	2.3%
CHF x 1 € final exchange rate at 31 March	1.428	1.515	6.1%
CNY x 1 € average exchange rate for the period	9.451	8.904	-5.8%
CNY x 1 € final exchange rate at 31 March	9.201	9.094	-1.2%
GBP x 1 € average exchange rate for the period	0.887	0.908	2.4%
GBP x 1 € final exchange rate at 31 March	0.890	0.931	4.6%
ARS x 1 € average exchange rate for the period	5.312	4.614	-13.1%
ARS x 1 € final exchange rate at 31 March	5.223	4.946	-5.3%
MXN x 1 € average exchange rate for the period	17.685	18.719	5.8%
MXN x 1 € final exchange rate at 31 March	16.657	18.762	12.6%

Sales by region

Sales increased in all regions during the first quarter, with situations varying widely between regions, particularly in terms of growth rates.
In particular, the Wild Turkey acquisition led to an increase in the relative contribution of sales from the Americas and the rest of the world to total Group sales; this contribution grew by about 10 percentage points, from 27.6% in the first three months of 2009 to 36.7% in the first quarter of 2010.
The first table below shows the value of sales for each region, their proportion of the total and the change versus sales in the first quarter of 2009. The second table shows the effects of organic growth, external growth and exchange rates in each region.

	1 January - 31 March 2010		1 January - 31 March 2009		% change
	€ million	%	€ million	%	2010/2009
Italy	104.2	44.6%	100.7	53.0%	3.4%
Europe	43.9	18.8%	36.9	19.4%	18.9%
Americas	72.1	30.9%	43.3	22.8%	66.5%
Rest of the world and duty free	13.5	5.8%	9.1	4.8%	47.3%
Total	**233.6**	**100.0%**	**190.1**	**100.0%**	22.9%

Breakdown of % change	% change			
	total	organic growth	external growth	exchange rate effect
Italy	3.4%	4.0%	-0.6%	0.0%
Europe	18.9%	15.7%	2.9%	0.3%
Americas	66.5%	42.3%	23.5%	0.7%
Resto f the world and duty free	47.3%	-7.6%	55.0%	-0.1%
Total	**22.9%**	**14.5%**	**8.2%**	**0.2%**

In **Italy**, sales in the first quarter of 2010 can be regarded as very satisfactory, with growth of 3.4% in total and of more than 4.0% on an organic basis (net of the negative change due to the discontinued distribution of Société des Produits Marnier Lapostolle brands).
The performance of the three main brands – Aperol, Campari and Campari Soda – was positive, confirming the solidity of the brands and growth in aperitif consumption.
It should also be noted that the first quarter represents a relatively limited proportion of full-year volumes, and that the sales results for individual brands in the first quarter show some volatility in relation to the planning of promotional activities over the year.

The rest of **Europe** registered overall growth of 18.9%, due to robust organic growth (15.7%) in all key markets, particularly Germany, France, Austria and Switzerland.
Sales in this region were also boosted by strong growth in Russia - where, however, the comparison with sales in the first quarter of 2009 is very favourable, due to the sharp contraction in orders that took place in 2009 as a result of the financial crisis.
There was also a positive external growth effect (2.9%) in this region, mainly due to sales of Odessa sparkling wines in Ukraine and a slightly favourable exchange rate effect (0.3%) caused by the revaluation of the Swiss franc.

In the **Americas** region, sales grew by a total of 66.5%, due to strong organic growth (42.3%) as well as high external growth (23.5%).
A separate breakdown of trends in the two main markets, the United States and Brazil, as in the two tables below, provides a better analysis of results in this region.

	1 January - 31 March 2010		1 January - 31 March 2009		% change
	€ million	%	€ million	%	2010/2009
USA	48.0	66.6%	34.3	79.1%	40.1%
Brasil	17.3	24.1%	3.3	7.6%	428.1%
Other countries	6.7	9.3%	5.8	13.3%	16.8%
Total	**72.1**	**100.0%**	**43.3**	**100.0%**	**66.5%**

Breakdown of % change	% change			
	total	organic growth	external growth	exchange rate
USA	40.1%	18.7%	28.4%	-7.0%
Brasil	428.1%	335.8%	1.3%	91.0%
Other countries	16.8%	15.4%	6.2%	-4.8%
Total	**66.5%**	**42.3%**	**23.5%**	**0.7%**

In the **United States**, sales grew by 40.1% in the first quarter of 2010, due both to the substantial contribution of the Wild Turkey acquisition (28.4%) and to robust organic growth (18.7%).
It should be noted that, in terms of organic growth, the quarterly performance was also boosted by a favourable comparison with the same three months of 2009, when orders from distributors declined steeply as they sought to reduce their stocks tighten working capital.
Furthermore, in the first quarter, consumption of Group spirits overall registered growth, albeit limited, in line with the market trend.
Finally, the depreciating US dollar had a negative impact of 7.0% on Group sales.

In **Brazil**, sales advanced by 428.1% in the first quarter of 2010, on the back of organic growth of 335.8%, a weighted positive exchange rate effect of 91.0% and a modest but positive effect of 1.3% resulting from a change in the basis of consolidation (relating to the launch of distribution of Sagatiba cachaça).
In organic terms, the favourable comparison with the first quarter of 2009 was even more pronounced for Brazil than for other markets (the United States, for example), since in addition to generalised destocking prompted by the credit crunch, there were specific, unfavourable factors at work that weighed heavily on sales in the previous year.
Specifically, sales in the first quarter of 2009 were affected by:
- early ordering by wholesalers in the final quarter of 2008, before the increase in excise duties (IPI) that came into effect on 1 January 2009

- the change in the commercial policy implemented by the Group in early 2009, aiming to reduce its dependence on large, individual distributors, which led to a further squeeze on stocks in the distribution channel.

On top of this, it is worth remembering that the absolute value of sales in the first quarter of the year in Brazil is usually very low, due to seasonal factors, and therefore sizeable percentage changes can correspond to limited changes in absolute value when viewed over a 12-month period.

Sales in other countries in the Americas region grew by 16.8% overall, with organic growth of 15.4%, driven mainly by Mexico and Canada, and with a positive external growth effect deriving from a new co-packing contract in Argentina for the Legui brand.

Exchange rates had a negative impact of 4.8% in total, mainly due to depreciation in the Argentine peso.

The **rest of the world and duty free** region recorded overall growth of 47.3% in the first quarter of 2010, due entirely to the sales of Wild Turkey in Australia, Japan and in the duty free channel.

At constant exchange rates and on a same-structure basis, the region's sales declined by 7.6%.

This was due to a slowdown in sales in the Australian market, so that stocks held by third-party distributors could be run down in anticipation of expiring distribution contracts.

Specifically, third-party distributors active in this market will cease to sell the Group's products and will sell residual stocks to Campari Australia Pty Ltd., from 1 April 2010 in the case of Riccadonna, SKYY Vodka and SKYY Blue, and from 1 July 2010 in the case of the Wild Turkey portfolio.

From then on Campari Australia Pty Ltd. will handle distribution through its newly implemented commercial structure.

Sales by business area

Total growth of 22.9% registered in sales was driven by the excellent performance of spirits and the good result registered by wines, with increases of 33.0% and 7.4% respectively, while the soft drinks and other sales segments declined.

The two tables below show changes in sales by business area and a breakdown of the overall change in each business areas by organic growth, external growth and effect of exchange rate movements.

	1 January - 31 March 2010		1 January - 31 March 2009		% change
	€ million	%	€ million	%	2010/2009
Spirit	178.1	76.2%	133.9	70.5%	33.0%
Wine	25.8	11.1%	24.0	12.6%	7.4%
Soft drink	27.8	11.9%	29.6	15.6%	-6.1%
Other sales	1.9	0.8%	2.5	1.3%	-25.6%
Total	233.6	100.0%	190.1	100.0%	22.9%

Breakdown of % change	% change			
	total	organic growth	external growth	exchange rate
Spirit	33.0%	22.2%	10.6%	0.2%
Wine	7.4%	2.6%	4.6%	0.2%
Soft drink	-6.1%	-6.1%	0.0%	0.0%
Other sales	-25.6%	-40.3%	13.5%	1.2%
Total	22.9%	14.5%	8.2%	0.2%

Spirit

Sales of spirits totalled € 178.1 million, a rise of 33.0% compared with the first quarter of last year.

The Wild Turkey acquisition increased spirits sales as a proportion of the Group total, from 70.5% to 76.2% (73.3% in December 2009).

External growth contributed 10.6% of the total 33.0% growth for the quarter. Wild Turkey's contribution (11.1%) was partly offset by negative effects resulting from the discontinued distribution of the Société des Produits Marnier Lapostolle brands in Italy and Germany.

The exchange rate effect on the sales of spirits was positive but minimal, at 0.2%.

The substantial increase in sales registered by the spirits segment during the quarter was undoubtedly due for the most part to organic growth in the business, which was a robust 22.2%.

In terms of the Group's key brands, **Campari**'s sales rose by 18.2% at constant exchange rates (+20.8% at actual exchange rates).
The brand put in a strong performance in many major markets in western Europe, in Japan, in the duty free channel and in Brazil, where it represented half the total growth registered in the quarter (see Sales by region – Brazil above).

The **SKYY** brand, which includes the SKYY Infusions range, closed the first quarter with growth of 17.9% at constant exchange rates (up 12.4% at actual exchange rates due to the depreciation of the US dollar).
The SKYY brand recorded double-digit growth overall in the US, generally due to the favourable comparison base with 2009, when orders were hit by the substantial destocking executed by distributors, and particularly due to the good performance put in by the SKYY Infusions range.

However, US consumption of SKYY Vodka (Core) slowed temporarily in the period under review, due to aggressive commercial strategies launched by major competitors.
Outside the US, the sales performance was extremely strong, with double-digit growth in key markets such as Canada, Brazil and Italy.

In the first quarter of 2010, **Aperol** confirmed the trend seen in recent years, registering growth of 36.4% (36.3% at actual exchange rates).
In Italy, its biggest market, the brand recorded vigorous double-digit growth, and also made outstanding progress in Germany and Austria, which together now account for 20% of sales.

Sales of **Campari Soda**, which are almost entirely concentrated in the Italian market, fell by 0.1% in the first quarter.

Sales of the **Brazilian brands** Old Eight, Drury's and Dreher grew very strongly in the quarter, partly helped by the favourable comparison with the first quarter of 2009 already mentioned.
Growth came in at 534.7% in local currency and 666.4% at actual exchange rates.

Sales of **Glen-Grant** and **Old Smuggler** grew by 22.9% overall at constant exchange rates and by 21.0% at actual exchange rates.
Glen-Grant performed particularly well due to strong sales in France and Italy, its two key markets. Old Smuggler, meanwhile, saw a slight decline in sales caused by a slowdown on eastern European markets.

Sales of **Ouzo 12** declined 8.2% in the quarter at constant exchange rates (down 8.6% at actual exchange rates). In the brand's two key markets, the solid growth rate seen in Germany was not enough to offset the sharp contraction on the Greek market, affected by an acute crisis.

Sales of **Cynar** rose 3.5% at constant exchange rates (7.5% at actual exchange rates), on the back of the brand's strong performance in the Italian market.

X-Rated Fusion Liqueur sales, which are almost entirely concentrated in the US market, declined by 18.8% in local currency (or by 23.4% at actual exchange rates), due to destocking by distributors.
However, the trend in brand consumption remains positive on a sliding year basis.

Cabo Wabo performed very well in the first three months of the year, with sales growth of 130.5% (117.8% at actual exchange rates).
In early 2009, the brand's sales in the US were hit hard by a series of negative factors, including the generalised running down of stocks by distributors, the heavy skew to the on trade channel, which was most seriously affected by the crisis, as well as the ultra premium price positioning.

Of the Group's other spirits brands, **Zedda Piras** (Mirto di Sardegna) and **Aperol Soda** registered growth of 15.7% and 4.8% respectively.

First-quarter sales of the main **third-party brands** were as follows:
- sales of Jägermeister, which is distributed on the Italian market, rose by 10.3%;

- sales of Jack Daniel's, which is also distributed on the Italian market, grew by 17.9%;
- sales of Scotch whiskies, which are distributed in the United States, grew by 56.1% at constant exchange rates (+48.2% at actual exchange rates), largely attributable to the positive trend of Cutty Sark, and to a lesser extent, the trend in Morrison Bowmore whiskies;
- sales of C&C group brands rose by 11.3% (+5.9% at actual exchange rates);
- sales of Suntory brands advanced by 48.4% (41.0%% at actual exchange rates);
- sales of Russian Standard vodka, recorded mainly in Germany, Switzerland and Austria, grew by 7.7%.

Wines

Sales of wines in the first quarter of 2010 totalled € 25.8 million, a rise of 7.4% compared with the same period of 2009.
The segment benefited from external growth of 4.6%, mainly relating to sales of Odessa sparkling wines in Ukraine and a slightly positive exchange rate effect of 0.2%; stripping out these effects, organic growth was up 2.6%.

This positive performance was mainly driven by Cinzano sparkling wines, which registered growth of 17.5% (at both constant and actual exchange rates), due to excellent sales in Italy and Germany.
It is also worth highlighting in Italy, where sparkling wine consumption is more seasonally skewed than in countries such as Germany, March sales were boosted by the sell in for Easter, which this year fell in the first few days of April and therefore earlier than in 2009.

Cinzano vermouth registered a 3.2% increase in sales (4.2% at actual exchange rates), with mixed performances in its various markets. In western Europe, sales were influenced by the controlled stock management due to the introduction of new packaging, while on the positive side quarterly sales were boosted by a good recovery in orders from Russia, which had lost its position as the brand's leading market in 2009 owing to the acute financial crisis.

Riccadonna, whose sales are strongly concentrated in Australia, registered a sharp contraction of 51.1% in the period (50.0% at actual exchange rates).
This drop was entirely attributable to the termination of the relationship with the local third-party distributor on 31 March 2010, which influenced orders in the first three months of 2010.
Since 1 April 2010, the Group has been distributing its own products in Australia via a Group sales structure.

Mondoro, meanwhile, whose sales are mainly concentrated in Russia, saw steep sales growth of 72.8% (70.6% at actual exchange rates), affected by the recovery in the Russian market already mentioned.

In still wines, **Sella & Mosca** sales were completely unchanged in the first quarter of 2010, while **Terruzzi & Puthod** wines recorded strong growth (73.0%) due to positive trends in the key foreign markets of the US and Germany. **Cantina Serafino** registered a decline in sales of 12.7%.

Soft drinks
In the first quarter of 2010 sales of soft drinks totalled € 27.8 million, a drop of 6.1% on the same period of 2009.
Due to the strong organic and external growth seen in spirits, soft drink sales as a percentage of total Group sales fell from 15.6% to 11.9%.

Crodino closed the first quarter with a decline in sales of 4.8% which can be attributed to different phasing of promotional activites.

Particularly cold weather conditions affected sales of traditional soft drinks in the first quarter of the year, which in any case is a fairly insignificant period for sales in this segment.
Lemonsoda and the soft drinks range (**Oransoda** and **Pelmosoda**) saw sales decline by 8.6%, while **Crodo mineral waters** recorded a drop of 16.2% compared with the first quarter of 2009.

Other sales
This minor segment includes revenues from co-packing and sales to third parties of raw materials and semi-finished goods. It represents less than 2% of the Group's total sales.

Sales for this segment dropped sharply in the first quarter of 2010 compared with the same period last year (by 40.3% at constant exchange rates and by 25.6% at actual exchange rates). This was due to fewer sales of malt distillate produced and sold in Scotland by Glen Grant Distillery Company Ltd..

Income statement

The Group's income statement for the first quarter of 2010 is extremely positive, showing sound growth in all profitability indicators.
However, as we have mentioned more than once in the comments on sales, these results were influenced to some extent by a particularly favourable basis for comparison with the first quarter of 2009, as the financial crisis which erupted in late 2008 had a relevant impact.
Moreover, the 2010 income statement is also benefiting from the effect of the purchase of Wild Turkey, which was first consolidated when it was acquired on 1 June 2009.

	First quarter 2010		First quarter 2009		Change
	€ million	%	€ million	%	%
Net sales	**233.6**	**100.0**	**190.1**	**100.0**	**22.9**
Cost of goods sold, including distribution costs	(100.0)	-42.8	(85.6)	-45.1	16.7
Gross profit	**133.6**	**57.2**	**104.5**	**54.9**	**27.9**
Advertising and promotional costs	(39.9)	-17.1	(24.6)	-12.9	62.3
Contribution margin	**93.7**	**40.1**	**79.9**	**42.0**	**17.3**
Structure costs	(41.5)	-17.8	(36.8)	-19.4	12.7
EBIT before one-offs	**52.3**	**22.4**	**43.1**	**22.7**	**21.3**
One-offs: income and charges	(0.5)	-0.2	(0.5)	-0.3	-
EBIT	**51.8**	**22.2**	**42.6**	**22.4**	**21.5**
Net financial income (charges)	(8.3)	-3.6	(3.9)	-2.0	115.3
Proft (loss) of companies valued at equity	(0.0)	0.0	(0.3)	-0.1	-
Put option charges	(0.1)	0.0	0.0	0.0	-
Profit before tax and minority interest	**43.4**	**18.6**	**38.5**	**20.3**	**12.6**
Minority interests	(0.1)	0.0	(0.1)	0.0	-
Group profit before tax	**43.3**	**18.5**	**38.4**	**20.2**	**12.7**
Total depreciation and amortisation	(6.8)	-2.9	(5.0)	-2.7	34.4
EBITDA before one-offs	**59.1**	**25.3**	**48.2**	**25.3**	**22.6**
EBITDA	**58.6**	**25.1**	**47.7**	**25.1**	**22.9**

Net sales for the quarter came in at € 233.6 million, an increase of 22.9%, due to consistent organic growth of 14.5%, external growth of 8.2% and a slight positive exchange rate effect of 0.2%.
For more details on these effects and on sales by region and business area, please refer to the sales performance section above.

In the two quarters under comparison, the **cost of goods sold** showed a very positive trend, falling as a percentage of sales by 2.3%, from 45.1% last year to 42.8% in 2010.
This performance is due to objective factors, such as containment of increases in raw materials prices and the efficient industrial management of production.
However, it cannot be denied that, looking at the figures for a single quarter, in which sales rose by 22.9%, the cost of goods sold has also benefited from the positive effect of greater absorption of fixed costs, as well as a more favourable sales mix in the period. By comparison with the first quarter of last year, in fact, the most profitable segment - spirits - grew by 33.0%, while the remaining Group segments (wines, soft drinks, etc.) saw an overall decline in sales of 1.2%.

Gross profit, which came in at € 133.6 million, grew by 27.9%, rising more than sales (+ 22.9%) due to the containment of the cost of goods sold.

Advertising and promotional spending stood at € 39.9 million, substantially higher than in the first quarter of last year, both in absolute terms (+ 62.3%) and as a proportion of sales, rising from 12.9% to 17.1%.

Once again we have to point to the particularly unsettled picture in early 2009 and the huge uncertainty over short-term forecasts, which also influenced some advertising investment decisions in the period in question.
The steady return to normal levels of investment, which are in fact higher than the sector average, is testimony to the Group's commitment to ensuring sustainable growth in the medium-to-long term.

The **contribution margin** came to € 93.7 million, representing an overall advance of 17.3% on the previous year, broken down as follows:
- organic growth of 11.5%;
- external growth of 6.3%;
- unfavourable exchange rate effects of 0.5%.

Structure costs, which include sales and general and administrative expenses, increased by 12.7% overall, but reduced as a proportion of sales from 19.4% in the first quarter of last year to 17.8% in the first quarter of 2010.
However, the substantial increase in the absolute value of structure costs (12.7%) includes a sizeable external growth effect of 9.5%, relating to new operating subsidiaries in the United States, Belgium, Ukraine and particularly Australia.
Campari Australia Pty Ltd., which was created in 2009 to manage distribution on the Australian market directly, had a workforce of 56 at 31 March 2010. The company's structure is expected to grow slightly in the second quarter of the year and reach full operating strength at the end of June.
Campari Australia Pty Ltd. began its own sales and distribution activity on 1 April 2010, managing all the Group's key products in this market (particularly Riccadonna, SKYY and SKYY Blue). Its product line will be complete with the integration of Wild Turkey from 1 July 2010.
On a same structure basis and net of a slight exchange rate effect (+0.4%), growth in structure costs in the first quarter of 2010 was limited to 2.8%.

EBIT before one-offs was € 52.3 million, a rise of 21.3% compared with last year. Net of changes in the basis of consolidation (+3.6%) and exchange rate effects (-1.3%), this profitability indicator grew by 19.0%.

The **non-recurring income and expenses** item shows as a net balance of € 0.5 million in expenses, the same as in the first quarter of 2009.
In 2010 the balance mainly comprises restructuring expenses and the payment of one-off fines.

EBIT came in at € 51.8 million in the first quarter of 2010, an increase of 21.5% compared with the same quarter of 2009. Stripping out perimeter effects (+3.6%) and exchange rates (-1.2%), Group EBIT grew by 19.1%.
The EBIT margin (EBIT as a percentage of sales), came in at 22.2%, a very slight fall on the 22.4% registered in 2009.
In summary, the change in the margin in the first quarter of 2010 shows substantial containment of cost of goods sold and structure costs, sufficient to increase advertising and promotional investment by 4.2 percentage points with no change to the EBIT margin.

Total **amortisation and depreciation** for the period was € 6.8 million, higher than the € 5.1 million registered in the first quarter of 2009, partly due to the new industrial assets acquired from April 2009 onward.

As a direct consequence of the increase in depreciation and amortisation, EBITDA increased slightly more than EBIT in the two periods under comparison.
In particular, **EBITDA before one-offs** increased by 22.6% (+23.7% at constant exchange rates) to € 59.1 million, while **EBITDA** rose by 22.9% (+23.8% at constant exchange rates) to € 58.6 million.

Net financial income and charges stood at € 8.3 million in the first quarter of 2010, substantially higher than the € 3.9 million registered in the same period of 2009.
Average first-quarter debt was € 612.1 million in 2010 and € 314.3 million in 2009.
The increase is due to greater Group net debt, which grew in the second half of 2009, mainly as a result of the Wild Turkey acquisition.
The average cost of debt was also slightly higher than in 2009, due to an increase in the proportion of fixed-rate debt as well as negative carry (the difference between the cost of debt and the return on short-term liquid investments), which was high since cash reserves were significant.

The Group's portion of **profits or losses of companies valued at equity** showed a totally insignificant balance, compared with a negative balance of € 0.2 million in the previous year.
The companies accounted for by the equity method are trading joint ventures that distribute products made by the Group and its partners in the Netherlands and India. Whereas in the first quarter of 2009 the Belgian company MCS S.c.a.r.l. was considered a joint venture and therefore consolidated at equity, since April 2009 it has been consolidated on a line-by–line basis after the Group took full control.

Charges for put options were € 0.1 million in the first quarter of 2010, compared with no charges in the previous year.
This item relates solely to the portion of profit attributable to minority shareholders, that is the 20% realised by Cabo Wabo, LLC, the company that owns the Cabo Wabo brand.

Minority interests for the period were low, at € 0.1 million, and the same as in the first quarter of 2009.

Group profit before tax rose by 12.7% year-on-year in the first quarter of 2010, to € 43.3 million (+12.8% at constant exchange rates).

Financial situation

Breakdown of net debt

	31 March 2010	31 December 2009
	€ million	€ million
Cash and cash equivalents	185.6	129.6
Payables to banks	(10.2)	(17.3)
Real estate lease payables	(3.3)	(3.3)
Private placement	(6.2)	(5.8)
Other financial receivables and payables	141.7	(6.9)
Short-term debt	**307.6**	**96.4**
Payables to banks	(0.7)	(0.9)
Real estate lease payables	(5.5)	(6.3)
Private placement and bonds	(880.6)	(861.8)
Other financial receivables and payables	4.0	158.7
Medium/long-term debt	**(882.9)**	**(710.3)**
Debt relating to operating activities	**(575.2)**	**(613.9)**
Liabilities for put option and earn-out payments	(18.2)	(16.9)
Net debt	**(593.4)**	**(630.8)**

At 31 March 2010, consolidated net debt stood at € 593.4 million, or € 37.4 million less than the € 630.8 million registered at 31 December 2009.
In terms of the structure of the net financial position, at the end of the quarter, there was an improvement of € 211.2 million in the short-term active financial position and an increase of € 172.6 million in medium- to long-term net debt. This change in the breakdown of net debt in temporal terms is mainly due to the reclassification of existing term deposits maturing in March 2011 amounting to € 155.0 million, from medium/long-term financial receivables to short-term financial receivables.
In addition, the Group's net financial position shows financial debt relating to the possible future exercise of a put option by the minority shareholders of Cabo Wabo and the possible recognition of earn outs mainly connected to the acquisition of the X-Rated brand.
At 31 March 2010, this debt amounted to € 18.2 million, an increase of € 1.2 million compared with 31 December 2009, due solely to the strengthening of the US dollar in this period.
The € 37.4 million reduction in total debt at 31 March 2010 resulted from good levels of cash generation in the quarter and the related reduction in working capital.
This cash generation also includes the negative effects of the strengthening of the US dollar between 31 December 2009 and 31 March 2010, which resulted in an increase in debt denominated in this currency of € 17.9 million.

Operating working capital

The table below shows figures at 31 March 2010, 31 December 2009 and 31 March 2009; operating working capital is shown, for each period, as a proportion of sales over the previous 12 months.

	31 March 2010	31 December 2009	change	31 March 2009
	€ million	€ million	€ million	€ million
Receivables from customers	192.5	236.2	(43.7)	201.5
Inventories	289.2	271.4	17.8	180.5
Payables to suppliers	(175.9)	(179.1)	3.2	(126.3)
Operating working capital	**305.9**	**328.5**	**(22.6)**	**255.7**
Sales - previous 12 months	1,051.9	1,008.4	43.5	941.5
Operating working capital as % of sales in the previous 12 months	29.1	32.6		27.2

Operating working capital at 31 March 2010 was € 305.9 million, a decrease of € 22.6 million compared with 31 December 2009.
Stripping out the exchange rate effect of € 11.9 million attributable to the strengthening of the US dollar and the Brazilian real, the organic decline in operating working capital in the quarter was € 34.5 million.
This organic decrease was due *inter alia* to seasonal factors that led to a reduction in trade receivables between the two dates under comparison, which was partly offset by an increase in stocks, and to a lesser extent, to a reduction in payables to suppliers.
At 31 March 2010, operating working capital amounted to 29.1% of net sales in the previous 12 months, versus 32.6% at 31 December 2009.
Note that the recent acquisitions have partially distorted this indicator.
In particular, since the Wild Turkey acquisition took place in June 2009, sales over the last 12 months (on which the Wild Turkey acquisition has an effect only over the 10 months to 31 March 2010 and for the 7 months to 31 December 2009) are taken as a percentage of working capital on the two dates which include all the effects of the acquisition.
In comparison with the same period of 2009, operating working capital showed an increase of € 50.2 million at 31 March 2010, and represented a slightly higher proportion of sales (27.2% at 31 March 2009).
However, this is an inconsistent comparison, since at 31 March 2010 it includes a structurally higher level of working capital due to the consolidation of Wild Turkey and the other acquisitions made in 2009 (Odessa and MCS).

Events taking place after the end of the period

Extraordinary shareholders' meeting of the Parent Company

On 30 April 2010, the extraordinary shareholders' meeting of Davide Campari-Milano S.p.A. approved a bonus share issue via the issue of 290,400,000 new shares with a nominal value of € 0.10 per share and the same characteristics as ordinary shares outstanding.
The new shares will be issued free of charge to shareholders in the ratio of one new share for each share held, through the use of retained earnings.
Following the bonus issue, the fully paid-up share capital will total € 58,080,000, comprising 580,800,000 ordinary shares with a nominal value of € 0.10.

Ordinary shareholders' meeting of the Parent Company

On 30 April 2010 the ordinary shareholders' meeting of Davide Campari-Milano S.p.A. approved the financial statements for the full-year 2009 and agreed the payment of a dividend of € 0.06 per share outstanding following the bonus share issue approved by the extraordinary shareholders' meeting.
The dividend is 9.1% (€ 0.055 per share) higher than that paid out for 2008 (before the bonus share issue, the dividend would have amounted to € 0.12 per share, compared with € 0.11 per share for 2008).
The total dividend, calculated on shares outstanding and excluding own shares (2,122,624 shares) is € 34,593,285.

The shareholders' meeting also:

- appointed the new Board of Directors for the three-year period 2010-2012, which comprises Eugenio Barcellona, Enrico Corradi, Luca Garavoglia, Karen Guerra, Thomas Ingelfinger, Robert Kunze-Concewitz, Paolo Marchesini, Marco P. Perelli-Cippo and Stefano Saccardi;
- renewed Luca Garavoglia's mandate as Chairman for the three-year period 2010-2012;
- appointed the Board of Statutory Auditors, also for the three-year period 2010-2012, comprising Pellegrino Libroia as Chairman, and Enrico Colombo and Carlo Lazzarini as Permanent Auditors;
- approved the proposed conferral of the auditing mandate for the nine-year period 2010-2018 to PricewaterhouseCoopers S.p.A., following expiry of the previous mandate held by Reconta Ernst & Young S.p.A..

Outlook

The Group undoubtedly achieved very positive results in the first quarter of the year.
However, it seems right to take a cautiously optimistic view for the remainder of the year, given certain contingent factors influencing these results, as well as the fact that the first quarter represents a relatively limited proportion of the overall annual objective.
Whilst the effects of the financial crisis were expected to wither gradually, new problems – notably the sustainability of public debt in certain EU countries - have reignited tensions.
Moreover, high unemployment in many western countries, as well as the likely implementation of austerity measures by the governments of highly indebted countries, is a clear threat to consumption growth in the sector.
It could also be predicted that the recovery of normal sales flows to distributors will take place in alternating phases of acceleration and deceleration.
Looking at the Group in more specific terms, Wild Turkey will be fully consolidated in 2010, which will undoubtedly have a further positive impact on operating profit.
Moreover, the launch of distribution of Wild Turkey and other Group products on the Australian market via a Group sales structure from the second quarter of this year will create sales synergies for the Group, boosting the contribution margin, although structure costs will clearly be higher.
In terms of exchange rates, while it is generally difficult to make forecasts and even harder when markets are so turbulent and nervous, the US dollar – always a refuge currency in times of crisis – recently began to show signs of substantial recovery against the euro.
This represents an opportunity for growth in the Group's results in the current year, given the scale of its business in the US and in countries whose currencies are pegged to the US dollar.
In any case, we believe that the strength of the Group's brands and the continuing focus on cost and working capital controls will again lead to an improvement in operating and financial results on a full year basis.

Sesto San Giovanni (MI). 13 May 2010

Chairman of the Board of Directors

Luca Garavoglia

I. Paolo Marchesini. the director responsible for preparing the company's accounting statements. hereby declare that. pursuant to paragraph 2. article 154-bis of the Testo Unico della Finanza law. this first-quarter report accurately represents the figures contained in the Group's accounting records.

Paolo Marchesini

Chief Financial Officer